



RECEIVED
2005 JAN 18 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

January 13, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
512	▪ Coors Adolph Co.'s 10-K Report (including EX-10.13, EX-21, EX-23, EX-31.1, EX-31.2, EX-32) for period of 12/28/2003, filed on Sedar	Dec. 9/04	003
	▪ Coors Adolph Co.'s 10-Q Report (including EX-10.1, EX-10.3, EX-10.16, EX-31.1, EX-31.2, EX-32) for period 06/27/2004, filed on Sedar	Dec. 9/04	213
	▪ Coors Adolph Co.'s 10-Q Report (including EX-31.1, EX-31.2, EX-32) for period 03/28/2004, filed on Sedar	Dec. 9/04	323
	▪ Coors Adolph Co.'s 10-Q Report (including EX-31.1, EX-31.2, EX-32) for period 09/26/2004, filed on Sedar	Dec. 9/04	371
	▪ Coors Adolph Co.'s EX-99.1 (8-K) Reports from period starting 04/09/2004 to 11/05/2004, filed on Sedar	Dec. 9/04	427
	▪ Coors Adolph Co.'s EX-99.2 (8-K) Reports for periods of 04/09/2004 and of 07/21/2004, filed on Sedar	Dec. 9/04	490



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

10-K

10-K
Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829

RECEIVED
2005 JAN 18 A 11:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal year ended December 28, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 1-14829

ADOLPH COORS COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**84-0178360**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
311 Tenth Street, Golden, Colorado	**80401**
(Address of principal executive offices)	(Zip Code)

303-279-6565
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class B Common Stock (non-voting), $0.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

Title of class
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
YES ☒ NO ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12(b)-2 of the Act).
YES ☒ NO ☐

The aggregate market value of Class B non-voting stock held by non-affiliates of the registrant at the close of business on June 29, 2003, was $1,718,375,932 based upon the last sales price reported for such date on the New York Stock Exchange. For purposes of this disclosure, shares of Class B Common Stock held by persons holding more than 5% of the outstanding shares of Class B Common Stock and shares owned by officers and directors of the registrant as of June 29, 2003 are excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive of affiliate status.

The number of shares outstanding of each of the registrant's classes of common stock, as of February 27, 2004:
Class A Common Stock— 1,260,000 shares
Class B Common Stock— 35,620,229 shares

ADOLPH COORS COMPANY AND SUBSIDIARIES

INDEX

PART I.

Item 1. Description of Business
Item 2. Properties
Item 3. Legal Proceedings
Item 4. Submission of Matters to a Vote of Security Holders

PART II.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters
Item 6. Selected Financial Data
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 7a. Quantitative and Qualitative Disclosures About Market Risk
Item 8. Financial Statements and Supplementary Data
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
Item 9a. Controls and Procedures

PART III.

Item 10. Directors and Executive Officers of the Registrant
Item 11. Executive Compensation
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 13. Certain Relationships and Related Transactions
Item 14. Principal Accountant Fees and Services

PART IV.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

Signatures

PART I

ITEM 1. Description of Business.

Unless otherwise noted in this report, any description of us includes Adolph Coors Company (ACC), principally a holding company, its operating subsidiaries, Coors Brewing Company (CBC), operating in the United States (US); and Coors Brewers Limited (CBL), operating in the United Kingdom (UK); and our other corporate entities.

(a) General Development of Business

Global Expansion
Since our founding in 1873, we have been committed to producing the highest–quality beers. Our portfolio of brands is designed to appeal to a wide range of consumer tastes, styles and price preferences. Until our acquisition of CBL in February 2002, we operated and sold our beverages predominately in North America and in select international markets. The CBL acquisition expanded our international presence to include significant operations and sales in the United Kingdom.

Joint Ventures and Other Arrangements
To sharpen focus on our core competencies in manufacturing, marketing and selling malt beverage products, we have entered into various arrangements with third parties over the past decade to leverage their strengths in areas like can and bottle manufacturing, transportation, packaging, engineering, energy production and information technology.

Our Products
We own or license all of our trademarks for all of our brands. Brands sold primarily in the Americas include: Coors Light®, Coors Original®, Coors® Non–Alcoholic, Extra Gold®, Zima®, George Killian's® Irish Red ™ Lager, Keystone®, Keystone Light®, Keystone Ice®, Blue Moon™ Belgian White Ale and Mexicali®. We also sell the Molson family of brands in the United States through a joint venture. Brands sold primarily through CBL include: Carling®, Worthington®, Caffrey's®, Reef®, Screamers™ and Stones®. We also sell Grolsch® in the United Kingdom through a joint venture.

In the United Kingdom in 2003, we achieved considerable success with the continued roll–out of Carling Extra Cold, which is dispensed at on–trade locations (pubs, clubs, restaurants and hotels) at two degrees centigrade, four degrees cooler than traditional English draft lagers. Additionally, in the last quarter of the year, we introduced Coors Fine Light Beer to the on–trade channel. In January 2004, we launched this beer into the off–trade channel (retail and wholesale) and commenced television advertising for the product. In the United States in 2004, we plan to introduce a low–carb beer called Aspen Edge™, and a variety of new flavored Zima products, collectively called Zima XXX™ (in select US markets).

In the United Kingdom, in addition to supplying our own brands, we sell other beverage companies' brands to our on–premise customers so as to be able to provide them with a full range of products for their retail outlets. These factored brand sales are included in our financial results, increasing our net sales and cost of goods sold, but the related volume is not included in our reported sales volumes.

(b) Financial Information About Segments

Prior to our acquisition of CBL, we reported results of operations in one segment. We now categorize our operations into two operating segments: the Americas and Europe. These segments are managed by separate operating teams, even though both segments consist of the manufacture, marketing, and sale of beer and other beverage products.

See Item 8, Financial Statements and Supplementary Data, for financial information relating to our segments and operations, including geographic information.

(c) Narrative Description of Business

Some of the following statements may describe our expectations of future products and business plans, financial results, performance and events. Actual results may differ materially from these forward–looking statements. Please see Item 7, Management's Discussion and Analysis – Cautionary Statement Pursuant to Safe Harbor Provisions of

the Private Securities Litigation Reform Act of 1995, for factors that may negatively impact our performance. The following statements are expressly made, subject to those and other risk factors.

We sold approximately 68% of our 2003 reported volume in the Americas segment and 32% in the Europe segment. In 2003, Coors Light accounted for about 51% of reported volume and Carling for approximately 22%.

Our sales volume totaled 32.7 million barrels in 2003, compared to 31.8 million barrels in 2002 and 22.7 million barrels in 2001. The barrel sales figures for each year do not include barrel sales of our products sold in Canada by the non–consolidated Coors Canada Partnership (Coors Canada) or volume from our joint venture with Molson sold in the United States. An additional 1.5 million, 1.4 million and 1.3 million barrels of beer were sold by Coors Canada in 2003, 2002 and 2001, respectively. Our Molson venture sold 0.9, 0.9 and 0.8 million barrels in 2003, 2002 and 2001, respectively. Our sales volumes also do not include the CBL factored brands business. See Item 7, Management's Discussion and Analysis, for a discussion of volume changes.

No single customer accounted for more than 10% of our consolidated or segmented sales in 2003, 2002 or 2001.

Americas Segment

The Americas business segment is focused on the production, marketing and sales of the Coors portfolio of brands in the United States and its territories. This segment also includes the Coors Light business in Canada that is conducted through a partnership investment with Molson, Inc. (Molson) and the sale of Molson products in the United States that is conducted through a joint venture investment (Molson USA) with Molson. The Americas segment also includes a small amount of volume that is sold outside of the United States and its territories.

Sales and Distribution

United States

In the United States, beer is generally distributed through a three–tier system consisting of manufacturers, distributors and retailers. A national network of 472 independent distributors (537 including branch locations) purchases our products and distributes them to retail accounts. We also own three distributorships that handled less than 3% of our total domestic volume in 2003, and we sell Molson branded beers through our Molson USA joint venture which utilizes additional independent distributors.

Canada

Coors Canada is our partnership with Molson that manages all marketing activities for our products in Canada. We own 50.1% of this partnership, and Molson owns 49.9%. The partnership contracts with Molson for the brewing, distribution and sale of our products. Coors Light currently has an 8.7% market share, and is the largest–selling light beer and the 4th–best selling beer brand overall in Canada.

Puerto Rico and the Caribbean

In Puerto Rico, we market and sell Coors Light through an independent distributor. A team of our employees manages the marketing and promotional efforts in this market, where Coors Light is the number–one brand. We also sell our products in a number of other Caribbean markets, including the US Virgin Islands, through local distributors.

Asia

We have small developing markets in Japan, China and Taiwan. The Japanese business is currently focused on Zima and Coors Original and we sell Coors Light in Taiwan. We sell Coors Light and Coors Original in China and have contracted with Lion Nathan for the production of finished goods for the Japanese and Chinese markets.

Manufacturing, Production and Packaging in the United States

Brewing Raw Materials

We use the highest quality water, barley and hops to brew our products. The majority of the water we use is naturally filtered from underground aquifers. We have acquired water rights to provide for long–term strategic growth and to sustain brewing operations in case of a prolonged drought. We buy barley under long–term contracts from a network of independent farmers located in five western US states.

Brewing and Packaging Facilities
We have three domestic production facilities and one small brewery located in Mexico. We own and operate the world's largest single–site brewery located in Golden, Colorado. In addition, we own and operate a packaging and brewing facility in Memphis, Tennessee, and a packaging facility located in the Shenandoah Valley in Virginia. We brew Coors Light, Coors Original, Extra Gold, Killian's and the Keystone brands in Golden, and package about 60% of the beer brewed in Golden. The remainder is shipped in bulk from the Golden brewery to either our Memphis or Shenandoah facility for packaging.

Packaging Materials

Aluminum Cans
Approximately 59% of our domestic products were packaged in aluminum cans in 2003. A substantial portion of those cans were purchased from a joint venture with Ball Corporation (Ball), Rocky Mountain Metal Container, LLC (RMMC). In addition to our supply agreement with RMMC, we also have commercial supply agreements with Ball and other third–party can manufacturers to purchase cans and ends in excess of what is supplied through RMMC. In 2003, we purchased the significant majority of the cans and ends produced by the RMMC facilities.

Glass Bottles
We used glass bottles for approximately 29% of our products in 2003. We operate a joint venture with Owens–Brockway Glass Container, Inc. (Owens), the Rocky Mountain Bottle Company (RMBC), to produce glass bottles at our glass manufacturing facility. On July 29, 2003, we signed a new agreement, effective for 12 years beginning August 1, 2003, with Owens extending this joint venture, as well as a supply agreement with Owens for the glass bottles we require in excess of joint venture production.

Other Packaging
Most of the remaining 12% of volume we sold in 2003 was packaged in quarter and half–barrel stainless steel kegs.

We purchase most of our paperboard and label packaging from a subsidiary of Graphic Packaging Corporation (GPC), a related party. These products include paperboard, multi–can pack wrappers, bottle labels and other secondary packaging supplies.

Seasonality of the Business

Our US sales volumes are normally lowest in the first and fourth quarters and highest in the second and third quarters.

Competitive Conditions

Known Trends and Competitive Conditions

Industry and competitive information in this section and elsewhere in this report was compiled from various industry sources, including beverage analyst reports (*Beer Marketer's Insights, Impact Databank and The Beer Institute).* While management believes that these sources are reliable, we cannot guarantee the accuracy of these numbers and estimates.

2003 Americas Beer Industry Overview
The beer industry in the United States is extremely competitive, with three major brewers controlling about 80% of the market. Therefore, growing or even maintaining market share requires substantial and perhaps increasing investments in marketing and sales efforts. US beer industry shipments had an annual growth rate during the past 10 years of less than 1%. The industry's pricing environment continued to be positive in 2003, with modest price increases on specific brands and packages in select markets.

Two major trends impacted the US beer market in 2003. First, overall US beer shipments declined for the first time since 1995, driven by a weak national economy, unusually cool weather in many regions of the country, and the war in Iraq. The net effect of all these factors was a decline in the US beer industry sales of about 1% during 2003 from the year before. The second industry trend was the growth in beers with low–carbohydrate positioning. Because none of our brands was positioned as low–carbohydrate last year, both of these industry trends negatively impacted our volume in 2003.

The US brewing industry has experienced significant consolidation in the past several years, which has removed excess production capacity. In 2003, beer industry consolidation at the wholesaler level continued. This consolidation generally improves business economics for these combined wholesalers.

Over the past several years, the Canadian beer industry volume has been effectively flat with growth of less than 1% in 2003. The industry's pricing environment continued to be positive in 2003, with price increases in several markets across the country.

The beer market in Puerto Rico had extraordinary growth in the 70s and 80s. Since then, the market has experienced periodic growth and decline cycles. This market has traditionally been split between local brewers, US imports, and other imports. In mid 2002, Puerto Rico implemented a 50% excise tax increase. This tax increase contributed to a 10% contraction in total beer consumption and disproportionately affected imports, since the most significant local brand was exempt from the tax. Coors Light is the market leader in Puerto Rico with an approximate 50% market share.

Our Competitive Position

Our malt beverages compete with numerous above–premium, premium, low–calorie, popular–priced, non–alcoholic and imported brands. These competing brands are produced by national, regional, local and international brewers. We compete most directly with Anheuser–Busch (AB) and SABMiller (Miller), the dominant beer companies in the US industry. According to *Beer Marketer's Insights* estimates, we are the nation's third–largest brewer, selling approximately 11% of the total 2003 US brewing industry shipments (including exports and US shipments of imports). This compares to AB's 50% share and Miller's 18% share.

Europe Segment

The Europe segment consists of our production and sale of the CBL brands principally in the United Kingdom, our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland, and our joint venture arrangement with Tradeteam for the physical distribution of products throughout Great Britain.

CBL has headquarters in Burton–on–Trent, England, and is the United Kingdom's second–largest beer company with unit volume sales of approximately 10.3 million US barrels in 2003. CBL holds approximately 20% of the UK beer market, Western Europe's second–largest market. The CBL sales are primarily in England and Wales, with the Carling brand (a mainstream lager) representing approximately two–thirds of CBL's total beer volume.

Sales and Distribution

Over the past three decades, volumes have begun to shift from the on–trade channel, where products are consumed "on–premise," to the off–trade channel, also referred to as the "take–home" market. Revenue per barrel in the on–trade channel tends to be higher, but the off–trade channel can offer similar returns to brewers because selling, servicing and distribution costs are generally lower. Unlike the United States, where manufacturers are generally not permitted to distribute beer directly to retail, the large majority of our beer in the United Kingdom is sold directly to retailers.

Distribution activities for CBL are conducted by Tradeteam, which operates a system of satellite warehouses and a transportation fleet. Tradeteam also manages the transportation of certain raw materials such as malt to the CBL breweries.

On–trade
The on–trade channel accounted for approximately 64% of our UK sales volumes in 2003. The installation and maintenance of draught beer dispense equipment in the on–trade channel is generally the responsibility of the brewer in the United Kingdom. CBL retains ownership of equipment required to dispense beer from kegs to consumers. This includes beer lines, line cooling, taps and countermounts.

Similar to other UK brewers, CBL has traditionally used loans to secure supply relationships with customers in the on–trade market. Loans have been granted at below–market rates of interest, with the outlet purchasing beer at lower–than–average discount levels to compensate. Such loans are typically secured by a proprietary interest in the borrower's property. We reclassify a portion of sales revenue to interest income to reflect the economic substance of these loans.

Off–trade
The off–trade channel accounted for approximately 36% of our UK sales volume in 2003, up 2% from 2002. The off–trade market includes sales to supermarket chains, convenience stores, liquor store chains, distributors and wholesalers.

Manufacturing, Production and Packaging

Brewing Raw Materials
We use the highest quality water, barley and hops to brew our products. Water for our three UK breweries, located in Burton–on–Trent, Alton and Tadcaster, comes from dedicated supplies, filtered through the local underground aquifers. Barley for CBL brewing operations is high quality two–row seed grown exclusively in England to strict standards. We believe we have sufficient access to raw materials to meet our quality and production requirements.

Brewing and Packaging Facilities
We operate three breweries in the United Kingdom. The Burton–on–Trent brewery, located in the Midlands, is the largest brewery in the United Kingdom. Other smaller breweries are located in Tadcaster and Alton.

Packaging Materials

Kegs
We used kegs and casks for approximately 61% of our UK product in 2003. We purchase our kegs and casks through supply contracts with third–party suppliers. The high level of volume packaged in kegs and casks contrasts with the Americas business, and reflects a higher percentage of product sold on–premise.

Cans
Approximately 31% of our products were packaged in cans in 2003. Virtually all of our cans were purchased through supply contracts with Ball.

Other Packaging
The remaining 8% of our product is primarily packaged in glass bottles purchased through supply contracts with third–party suppliers.

Seasonality of Business

In Great Britain, the beer industry is subject to seasonal sales fluctuation primarily influenced by holiday periods, weather and by certain major televised sporting events. There is a peak during the summer and during the Christmas and New Year period. The holiday peak is most pronounced in the off–trade channel. Consequently, our largest quarters are the third and fourth quarters, and the smallest are the first and second.

Competitive Conditions

2003 UK Beer Industry Overview
Beer consumption in the United Kingdom has been in long–term decline since 1980, falling by an average of 0.8% per annum. This decline has been mainly attributable to the on–trade channel, where volumes are now 40% lower than in 1980. Over the same period, off–trade volume has increased by 278%. This trend is expected to continue and has been influenced by a number of factors, including the increasing price difference between beer in the on– and off–trade channels and changes in consumers' lifestyles. 2003 represented a continuation of these trends with off–trade market growth of 7.4% and a decline in the on–trade market of 2.7%, with the off–trade now representing one third of the market. The total UK beer market grew 1.1% in 2003, which represented the third consecutive year of growth, a contributing factor to this growth in 2003 being the unusually hot summer weather.

As well as the on– to off–trade mix shift, there has been a steady trend toward lager at the expense of ales, driven predominantly by the leading mainstream and premium lager brands. In 1980, lagers accounted for 31% of beer sales, and in 2003 lagers accounted for nearly 70%, up from 67% in 2002. While lager volume has been growing at an average compound annual growth rate of 2.3% over the last five years, ales, including stouts, have declined by over 10% per year during this period. This trend has accelerated in the last two years. The leading beer brands are generally growing at a faster rate than the market. The top 10 brands now represent approximately 60% of the total market, compared to only 34% in 1994.

Our Competitive Position

Our beers and flavored alcohol beverages compete not only with similar products from competitors, but also with other alcohol beverages, including wines and spirits. With the exception of stout, where we do not have our own brand, our brand portfolio gives us strong representation in all major beer categories. Our strength in the growing lager sector with Carling and Grolsch makes us well positioned to take advantage of the continuing trend away from ales to lagers.

Our principal competitors are Scottish Courage Ltd., Interbrew UK Ltd. and Carlsberg–Tetley Ltd. We are the United Kingdom's second–largest brewer, with an approximate 20% market share (excluding factored brands sales), based on AC Nielsen information. This compares to Scottish Courage Ltd.'s share of 25%, Interbrew UK Ltd.'s 19% share (excluding Heineken brands, which are no longer part of Interbrew's brand portfolio) and Carlsberg–Tetley Ltd.'s 13% share. Our core brands – Carling, Grolsch, Worthington's and Reef – all increased their product sector share in 2003.

Intellectual Property

We own trademarks on the majority of the brands we produce and we have licenses for the remainder. We also hold several patents on innovative processes related to product formula, can making, can decorating and certain other technical operations. These patents have expiration dates ranging through 2021. These expirations are not expected to have a significant impact on our business.

Regulation

Americas

Our business in the United States and its territories is highly regulated by federal, state and local governments. These regulations govern many parts of our operations, including brewing, marketing and advertising, transportation, distributor relationships, sales and environmental issues. To operate our facilities, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the US Treasury Department; Alcohol and Tobacco Tax and Trade Bureau (formerly called the Bureau of Alcohol, Tobacco and Firearms); the US Department of Agriculture; the US Food and Drug Administration; state alcohol regulatory agencies as well as state and federal environmental agencies. Internationally, our business is also subject to regulations and restrictions imposed by the laws of the foreign jurisdictions where we sell our products.

Governmental entities also levy taxes and may require bonds to ensure compliance with applicable laws and regulations. US federal excise taxes on malt beverages are currently $18 per barrel. State excise taxes also are levied at rates that ranged in 2003 from a high of $28.52 per barrel in Hawaii to a low of $0.62 per barrel in Wyoming. In 2003, we incurred approximately $404 million in federal and state excise taxes in the Americas segment on revenues of approximately $2.8 billion, or approximately $18 per barrel.

Europe

In the United Kingdom, regulations apply to many parts of our operations and products, including brewing; food safety; labeling and packaging; marketing and advertising; environmental; health and safety; employment; and data protection regulations. To operate our breweries and carry on business in the United Kingdom, we must obtain and maintain numerous permits and licenses from local Licensing Justices and governmental bodies; including HM Customs & Excise, the Office of Fair Trading, the Data Protection Commissioner and the Environment Agency.

The UK government levies excise taxes on all alcohol beverages at varying rates depending on the type of product and its alcohol by volume. In 2003, we incurred approximately $983 million in excise taxes on gross revenues of approximately $2.6 billion, or approximately $94 per barrel.

Environmental Matters

Americas
We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). It requires us to pay a portion of future costs in excess of that amount.

Considering uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals could be required in the future.

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. While we cannot predict our eventual aggregate cost for the environmental and related matters in which we may be or are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Europe
We are subject to the requirements of government and local environmental and occupational health and safety laws and regulations. Compliance with these laws and regulations did not materially affect our 2003 capital expenditures, earnings or competitive position, and we do not anticipate that they will do so in 2004.

Employees and Employee Relations

Americas
We have approximately 5,400 employees in our Americas business. Memphis hourly employees, who constitute about 5% of our Americas work force, are represented by the Teamsters union; and a small number of other employees are represented by other unions. The Memphis union contract expires in 2005. We believe that relations with our Americas employees are good.

Europe
We have approximately 3,100 employees in our Europe business. Approximately 31% of this total workforce is represented by trade unions, primarily at our Burton–on–Trent and Tadcaster breweries. Separate negotiated agreements are in place with the Transport and General Workers Union at the Tadcaster Brewery and the Burton–on–Trent Brewery. The agreements do not have expiration dates, and negotiations are conducted annually. We believe that relations with our European employees are good.

(d) Financial Information About Foreign and Domestic Operations and Export Sales

See Item 8, Financial Statements and Supplementary Data, for discussion of sales, operating income and identifiable assets attributable to our country of domicile, the United States, and all foreign countries.

(e) Available Information

Our internet website is http://www.coors.com. Through a direct link to our reports at the SEC's website at http://www.sec.gov, we make available, free of charge on our website, our annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

ITEM 2. Properties

As of December 28, 2003, our major facilities were:

Facility	Location	Character
Americas		
Brewery / packaging plants	Golden, CO Memphis, TN Tecate, Mexico	Malt beverages / packaged malt beverages
Packaging plant	Elkton, VA (Shenandoah Valley)	Packaged malt beverages
Can and end plant	Golden, CO	Aluminum cans and ends
Bottle plant	Wheat Ridge, CO	Glass bottles
Distributorship locations	Meridian, ID Glenwood Springs, CO Denver, CO	Wholesale beer distribution
Nine satellite warehouses	Throughout the United States	Distribution centers
Europe		
Brewery / packaging plants	Burton–on–Trent, Staffordshire Tadcaster Brewery, Yorkshire Alton Brewery, Hampshire	Malt and spirit–based beverages / packaged malt beverages
Distribution warehouse	Burton–on–Trent, Staffordshire	Distribution Center
Brewery	Cape Hill, Birmingham	Held for sale

We believe our facilities are well maintained and suitable for their respective operations. Our operating facilities are not constrained by capacity issues. Our satellite warehouses are owned and operated by third parties.

ITEM 3. Legal Proceedings

We are involved in certain disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial or other position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these matters, including the advertising practices case described below, could arise that may harm our business (see Item 8, Note 14, Commitments and Contingencies for additional discussion of our Legal Contingencies).

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

ITEM 4. Submission of Matters to a Vote of Security Holders

On October 3, 2003, at a special meeting of our shareholders, Class A and Class B shareholders voted to approve a proposal that resulted in a change of our state of incorporation from Colorado to Delaware. The change was made in order to take advantage of Delaware's comprehensive, widely used and extensively interpreted corporate law. The re–incorporation did not result in any change in our name, headquarters, business, jobs, management, location of offices or facilities, number of employees, taxes payable to the State of Colorado, assets, liabilities, or net worth. However, the par value of all our classes of stock is now $0.01 per share, effective as of the fourth quarter of 2003.

PART II

ITEM 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Our Class B non–voting common stock has traded on the New York Stock Exchange since March 11, 1999, under the symbol "RKY" and prior to that was quoted on the NASDAQ National Market under the symbol "ACCOB."

The approximate number of record security holders by class of stock at February 27, 2004, is as follows:

Title of class	Number of record security holders
Class A common stock, voting, $0.01 par value	All shares of this class are held by the Adolph Coors, Jr. Trust
Class B common stock, non–voting, $0.01 par value	2,985
Preferred stock, non–voting, no par value	None issued

The following table sets forth the high and low sales prices per share of our Class B common stock and dividends paid for each fiscal quarter of 2003 and 2002 as reported by the New York Stock Exchange:

	HIGH	LOW	DIVIDENDS
2003			
First Quarter	$ 64.00	$ 46.15	$ 0.205
Second Quarter	$ 55.12	$ 48.24	$ 0.205
Third Quarter	$ 57.06	$ 48.08	$ 0.205
Fourth Quarter	$ 58.00	$ 53.15	$ 0.205
2002			
First Quarter	$ 67.47	$ 51.92	$ 0.205
Second Quarter	$ 68.76	$ 59.34	$ 0.205
Third Quarter	$ 64.18	$ 51.40	$ 0.205
Fourth Quarter	$ 69.66	$ 56.30	$ 0.205

Equity Compensation Plan Information

The following table summarizes information about the 1990 Adolph Coors Equity Incentive Plan (the "EI Plan"), the Coors 1995 Supplemental Compensation Plan, and the Equity Compensation Plan for Non–Employee Directors as of December 28, 2003. All outstanding awards shown in the table below relate to our Class B common stock.

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted–average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	6,586,779(1)	$ 54.75(1)	2,679,019(1)
Equity compensation plans not approved by security holders	None	None	None

(1) We may issue securities under our equity compensation plan in forms other than options, warrants or rights. Under the EI Plan, we may issue Restricted Stock Awards, as that term is defined in the Plan.

As of December 28, 2003, there were 26,750 restricted shares outstanding. These include shares with respect to which restrictions on ownership (i.e., vesting periods) will lapse within one to three years from the date of issue.

On May 31, 2003, we granted options for a total of 10,000 shares of our non-voting Class B common stock to our five non-employee members of the Board of Directors, under our Equity Compensation Plan for Non-Employee Directors. These options were issued as a component of the directors' annual compensation (see Item 12. Security Ownership of Certain Beneficial Owners and Management). The options were issued at an exercise price of $54.68 per share, and are exercisable for a period of ten years commencing on the earlier of the one year anniversary of the date of grant or the next following annual shareholders meeting following the date of grant, provided that the Director is still serving as our Director on such date.

ITEM 6. Selected Financial Data

The table below summarizes selected financial information for the 5 years ended as noted. For further information, refer to our consolidated financial statements and notes thereto presented under Item 8, Financial Statements and Supplementary Data.

	(In thousands, except per share data)				
	2003	2002(2)	2001	2000(1)	1999
Consolidated Statement of Operations:					
Gross sales	$ 5,387,220	$ 4,956,947	$ 2,842,752	$ 2,841,738	$ 2,642,712
Beer excise taxes	(1,387,107)	(1,180,625)	(413,290)	(427,323)	(406,228)
Net sales	4,000,113	3,776,322	2,429,462	2,414,415	2,236,484
Cost of goods sold	(2,586,783)	(2,414,530)	(1,537,623)	(1,525,829)	(1,397,251)
Gross profit	1,413,330	1,361,792	891,839	888,586	839,233
Marketing, general and administrative	(1,105,959)	(1,057,240)	(717,060)	(722,745)	(692,993)
Special charges	—	(6,267)	(23,174)	(15,215)	(5,705)
Operating income	307,371	298,285	151,605	150,626	140,535
Interest (expense) income, net	(61,950)	(49,732)	14,403	14,911	6,929
Other income, net	8,397	8,047	32,005	3,988	3,203
Income before income taxes	253,818	256,600	198,013	169,525	150,667
Income tax expense	(79,161)	(94,947)	(75,049)	(59,908)	(58,383)
Net income	$ 174,657	$ 161,653	$ 122,964	$ 109,617	$ 92,284
Net income per common share – basic	$ 4.81	$ 4.47	$ 3.33	$ 2.98	$ 2.51
Net income per common share – diluted	$ 4.77	$ 4.42	$ 3.31	$ 2.93	$ 2.46
Consolidated Balance Sheet Data:					
Cash and cash equivalents and short-term and long-term marketable securities	$ 19,440	$ 59,167	$ 309,705	$ 386,195	$ 279,883
Working capital	$ (54,874)	$ (93,995)	$ 88,984	$ 118,415	$ 220,117
Total assets	$ 4,486,226	$ 4,297,411	$ 1,739,692	$ 1,629,304	$ 1,546,376
Current portion of long-term debt and other short-term borrowings	$ 91,165	$ 144,049	$ 88,038	—	—
Long-term debt	$ 1,159,838	$ 1,383,392	$ 20,000	$ 105,000	$ 105,000
Shareholders' equity	$ 1,267,376	$ 981,851	$ 951,312	$ 932,389	$ 841,539
Consolidated Cash Flow Data:					
Cash provided by operations	$ 544,138	$ 258,545	$ 193,396	$ 280,731	$ 211,324
Cash (used in) investing activities	$ (229,924)	$ (1,584,338)	$ (196,749)	$ (297,541)	$ (121,043)
Cash (used in) provided by financing activities	$ (357,393)	$ 1,291,668	$ (38,844)	$ (26,870)	$ (87,687)
Other Information:					
Barrels of beer and other beverages sold	32,735	31,841	22,713	22,994	21,954
Dividends per share of common stock	$ 0.820	$ 0.820	$ 0.800	$ 0.720	$ 0.645
Depreciation, depletion and amortization	$ 236,821	$ 227,132	$ 121,091	$ 129,283	$ 123,770
Capital expenditures and additions to intangible assets	$ 240,458	$ 246,842	$ 244,548	$ 154,324	$ 134,377

(1) 53-week year versus 52-week year.
(2) Results for the first five weeks of fiscal 2002 and all prior fiscal years exclude CBL.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Overall, 2003 was a difficult year for us, especially in the US We faced extremely soft industry demand throughout the year in the US, and, although we made significant progress in key areas of our business, our Americas segment profits came in only slightly above our prior year results.

The US beer industry faced many challenges in 2003, including:

- Continued weakness in the US economy during 2003 and, specifically, high unemployment levels among the key 21–24–year–old male consumer population,
- Unfavorable weather, particularly in the Northeast, for a significant part of the peak summer selling season,
- The popularity of low–carbohydrate diets that softened demand for beer,
- The rise in popularity of distilled spirits and other alternative beverages, particularly among 21–29–year olds, and
- A protracted grocery store strike in California that likely impacted sales in the largest beer state.

Two additional issues were unique to our US business during 2003. First, we did not offer a product with "low–carbohydrate" positioning. Second, late in the year, when most of the industry was showing signs of recovery, we experienced significant product–supply problems that left us unable to meet all the needs of our wholesale and retail customers. We are addressing these issues early in 2004 in order to optimize our supply chain systems capabilities.

Our 2003 performance in the Europe segment, specifically in the UK, reflected strong volume and market share growth. Results were negatively impacted by the lack of benefits in 2003 from revenue–producing transitional activities which occurred in 2002 following our acquisition of the UK business, as well as high levels of discounting in the off–Trade channel during the first two–thirds of the year. Later in the year, however, our performance in the UK showed the positive profit impact of our strong volume growth, reduced off–Trade discounting levels, and productivity improvements from supply chain initiatives.

- One critical area of accomplishment in 2003 was our cash generation and debt reduction. Full–year debt repayments totaled $272 million, more than 30% greater than the $208 million we repaid in 2002. Cash flow during the year benefited from higher operating cash flow, a temporary reduction in cash taxes, improvements in working capital, and continually improving capital spending disciplines in the US Those are the key highlights for 2003. Looking forward, we have four major strategies we're focused on to succeed in the global beer industry: First, we are striving to capture an increasing share of each new generation of legal–drinking–age beer drinkers in order to gain their brand loyalty for the long–term. We intend to accomplish this by building our big brands in big markets – Coors Light in the Americas, Carling and Grolsch in the UK — which are the young–adult beer drinker's point of entry into our portfolio. To achieve this goal, we continued during 2003 to refine our sales and marketing initiatives supporting our flagship brands. As a result, volume momentum in the UK behind Carling and Grolsch has been outstanding. In Canada, Coors Light has continued to grow volume and market share.Despite a poor volume year in the US, we've made progress among key demographics and retail channels, and we are taking steps to make all of our initiatives even more effective.

- Second, we intend to capture more than our fair share of the product news opportunities in the category each year through both new products and brands, or product developments with existing brands, such as Coors Light and Carling. In March 2004, we launched Aspen Edge – our entry in the low–carb segment here in the US. We are also repositioning Zima in the US, continuing to expand Carling Extra Cold in the UK, and launching our Coors Fine Light beer in the UK.

- Third, we need to strengthen our access to retail by building the capabilities that are key to partnering and being successful with our wholesalers and retailers. Our biggest investment to strengthen our access to retail in 2003 was the initiative to improve our Americas supply–chain systems and processes. Making these investments was a necessity for the long–term success of our business. Our start–up problems were greater than expected, but in early 2004, product supply has improved as wholesale and retail stock–outs are now a fraction of what they were in our most difficult period early in the fourth quarter of 2003. When the capabilities of our new supply–chain systems and processes are more fully optimized later this year, our

distributors will have more control over their orders, better visibility throughout the shipping process, and better service, which we anticipate will result in efficiencies and cost savings for us and for our distributors.

- Fourth, we need to lower our cost structure so that we can grow profits and afford the investments needed to grow and succeed. In 2003 we made significant progress in both the Americas and Europe. Productivity from operations in the US was solid in 2003, despite soft volume. In the UK, we right–sized our production assets in 2003, and we expect to see the benefits in 2004.

We believe these four strategies represent the right business model for succeeding in our current environment. Despite our 2003 results and the challenges ahead, we have made significant progress in key areas of our business that make us optimistic about our future prospects.

###

Results of Operations
Our consolidated results are driven by the results of our two operating segments, Americas and Europe, and our unallocated corporate expenses. When comparing 2003 to 2002, note that we only include CBL results since February 2, 2002, the date of acquisition, thus excluding CBL's January 2002 results.

Consolidated income before income taxes decreased 1.1% in 2003 compared to 2002. Our consolidated volume increased 2.8% from 31.8 million barrels to 32.7 million barrels. These results were driven by improved performance in the second half of the year in our major businesses outside the United States, including Europe, Canada, and the Caribbean. Our business was also helped by favorable foreign exchange rates, better margins, and improved UK operations productivity. However, offsetting these positive factors, our US business suffered from soft industry demand throughout the year, increased popularity of beers with low–carbohydrate positioning, and our product–supply disruptions related to implementation of our new supply chain systems and processes late in the year.

Our effective tax rate in 2003 at 31.2% was significantly lower than our tax rate in 2002 at 37.0%. The lower rate was primarily the result of the favorable completion of tax audits for the years 1996 through 2000 and benefits realized from the tax structure related to the acquisition of our UK business. This lower tax rate is directly responsible for net income and earnings per share increasing 8% in 2003 from the prior year.

From 2001 to 2002, consolidated income before taxes increased significantly, primarily as a result of our acquisition of CBL on February 2, 2002. From 2001 to 2002, our net sales and income before income taxes increased 55.4% and 29.6%, respectively, as a result of the additional business. We also experienced a significant increase in interest expense, from $2.0 million to $70.9 million, during 2002 as a result of debt incurred to acquire the CBL business. We achieved an increase from 22.7 million barrels to 31.8 million barrels of beverages, an increase of 40%. Our Americas business reported a modest increase in income before income taxes and basically flat volume from 2001 to 2002. These results are expanded upon in the Americas segment discussion that follows.

Our consolidated effective tax rate was 37.0% in 2002, down from 37.9% for 2001. The decrease was driven by the benefits realized from our UK business.

Americas Segment

The Americas segment is focused on the production, marketing and sales of the Coors portfolio of brands in the United States and its territories. This segment also includes the Coors Light business in Canada that is conducted through a partnership investment with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture investment, Molson USA. The Americas segment also includes the small amount of volume that is sold outside of the United States and its territories and Europe.

	December 28, 2003	Percent Change	Fiscal Year Ended December 29, 2002 (In thousands, except percentages)	Percent Change	December 30, 2001
Volume in barrels	22,374	(1.4)%	22,688	N/M	22,667
Net sales	$ 2,409,595	0.4%	2,400,849	(0.9%	$ 2,422,282
Cost of goods sold	(1,474,250)	(0.5)%	(1,481,630)	(3.3)%	(1,532,471)
Gross profit	935,345	1.8%	919,219	3.3%	889,811
Marketing, general and administrative expenses	(717,622)	2.3%	(701,454)	2.3%	(685,568)
Special charges, net (1)	—	N/M	(3,625)	(84.4)%	(23,174)
Operating income	217,723	1.7%	214,140	18.3%	181,069
Gain on sale of distributorships (2)	—	—	—	N/M	27,667
Other income, net (3)	3,485	(28.4)%	4,864	N/M	1,319
Income before income taxes	$ 221,208	1.0%	$ 219,004	4.3%	$ 210,055

(1) The 2002 net charge consists of expenses related to restructuring and the dissolution of our former can and end joint venture, offset by a cash payment on a debt from our former partner in a brewing business in South Korea. The net 2001 charge consists of the restructuring of our purchasing and production organizations, impairment charges on certain fixed assets, charges to dissolve our former can and end joint venture and incremental consulting, legal and other costs incurred in preparation to restructure and outsource our information technology infrastructure.
(2) Gain from the sale of Company–owned distributorships
(3) Consists primarily of equity share of Molson USA losses and gains from sales of water rights and warehouses.

N/M = Not Meaningful

Foreign Currency impact on 2003 results
In 2003, our Americas segment benefited from a 10.8% year–over–year increase in the value of the Canadian Dollar (CAD) against the US dollar. As a result of this exchange rate fluctuation, net sales, operating income, and income before taxes are higher than in the prior year by approximately $5.5 million.

Net sales and volume
Net sales for the Americas segment increased slightly from 2002 to 2003. On a per barrel basis, net sales increased 1.8% while volume decreased 1.4% year–over–year. Net sales were impacted positively by continued favorable pricing in the United States, as well as significant growth in our Canadian business. Likewise, net sales were impacted positively by a one–time $4.2 million increase in revenue during the first quarter that resulted from the settlement of a contract interpretation dispute between CBC and one of our wholesalers. However, we experienced challenges in our Americas segment as our volume was impacted negatively by a weak industry demand throughout the year caused by a very wet summer in the Northeast and a sluggish economy. In addition, we were negatively impacted by a mix shift toward lower revenue–per–barrel brands such as Keystone Light, which experienced a volume growth of 10.9%. Growing consumer interest in low–carbohydrate food and beverage products hurt sales for Coors Light and other premium light beers that did not have low–carbohydrate positioning. As a result of this change in consumer tastes and the mix shift away from premium products, Coors Light sales volume declined in 2003.

We also experienced significant challenges in the fourth quarter of 2003 when we implemented new supply chain systems and processes. Due to a difficult start–up early in the fourth quarter, we were unable to ship sufficient quantities of beer in some brand and package configurations. While our supply chain improved by the end of the year, the supply disruptions caused by this implementation had a meaningful negative impact on 2003 volume and earnings.

Our 2002 net sales decreased 0.9% from 2001, while volume for the Americas segment remained relatively flat. Net revenue per barrel declined 1% from 2001. The declines were mostly due to the sale of company–owned distributorships in 2001 (whose volumes were included in 2001 results until the date of sale), a decline in volume in Puerto Rico as a result of a 50% increase in a beer excise tax that took effect during the summer of 2002, and a

negative sales mix in the United States where consumer preferences moved toward our lower revenue–per–barrel brands, geographies, and packages. Partially offsetting these declines in sales and volume was improved domestic pricing and reduced price promotions.

From a brand perspective, growth in domestic Coors Light and Keystone Light brands in 2002 versus 2001 were partially offset by declines in Zima, Killian's and exported Coors Light. Zima was impacted disproportionately by the influx of new flavored alcohol beverages (FABs) in the United States during much of 2002.

Cost of goods sold and gross profit
Americas cost of goods sold increased approximately 0.9% per barrel in 2003 versus 2002. The overall increase in cost of goods sold per barrel in 2003 was the result of higher depreciation costs stemming from recent additions to fixed assets, higher pension and other labor–related costs, increased fuel costs, and the de–leveraging of fixed costs resulting from the decline in volume. Our higher pension costs were the result of the unfavorable impacts of lower returns on pension assets in recent years and lower discount rates. In addition to these more pervasive factors, we incurred approximately $8 million of increased costs in the fourth quarter of 2003, primarily related to extra freight, direct labor and finished goods loss associated with our new supply chain processes and systems implementation. These costs were in addition to the impacts from decreased volume. However, our controllable operations costs, which make up about 95% of our Americas cost of goods sold, declined slightly per barrel during the year as a result of operations efficiency initiatives and improved packaging costs.

Compared to 2002, our 2003 gross profit increased 1.8%, or 3.2% on a per–barrel basis. As a percentage of net sales, gross profit increased by nearly 1%. Increases were driven primarily by price increases and improved operations efficiencies and lower packaging costs.

In 2002, we experienced a 3.3% decrease in cost of goods sold. On a per–barrel basis, the decline was 3.4%. As a percentage of net sales, cost of goods sold was approximately 61.7% in 2002 compared to 63.3% in 2001. These decreases are attributable primarily to the sale of company–owned distributorships in 2001, lower transportation and packaging costs and continued operations efficiency initiatives in our breweries. Offsetting these decreases were higher costs associated with adding capacity to our Golden and Memphis manufacturing facilities and bottle packaging capacity in Shenandoah, Virginia. We also incurred higher pension and other labor–related costs.

Our gross profit increased 3.3% in 2002 over 2001. As a percentage of net sales, gross profit increased nearly 2%. Increases were driven by the decline in cost of goods sold.

Marketing, General and Administrative expenses
Marketing, general and administrative expenses increased 2.3%, or 3.8% on a per barrel basis, in 2003 compared to 2002. This increase was driven by higher costs for employee benefits, primarily pension costs, and higher spending levels related to information technology. Selling and marketing expense was also slightly higher year–over–year.

In 2002, marketing, general and administrative expenses increased 2.3% over the previous year, driven by higher marketing expense as we invested more behind our brands in advertising and sales promotion, higher systems investments and labor–related costs. Partially offset by this increase in selling and marketing expense was a decline in general and administrative expense due to the sale of company–owned distributorships in 2001.

Europe Segment

The Europe segment consists of our production and sale of the CBL brands, principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland, and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light in the United Kingdom and Coors Light in the Republic of Ireland. Note that the CBL results for January 2002, typically a loss month, are excluded from the 2002 results discussed below.

		Fiscal Year Ended				
		December 28, 2003	Percent Change	December 29, 2002 (1)		December 30, 2001 (1)
		(In thousands, except percentages)				
Volume in barrels		10,361	13.2%	9,153		46
Net sales	$	1,590,518	15.6% $	1,375,473	$	7,180
Cost of goods sold		(1,112,533)	19.3%	(932,900)		(5,152)
Gross profit		477,985	8.0%	442,573		2,028
Marketing, general and administrative expenses		(361,553)	9.0%	(331,656)		(10,188)
Operating income (loss)		116,432	5.0%	110,917		(8,160)
Interest income		17,156	4.7%	16,390		—
Other income, net (2)		4,114	133.0%	1,766		—
Income (loss) before income taxes	$	137,702	6.7% $	129,073	$	(8,160)

(1) Since we did not own CBL prior to February 2002, we do not report historical financial results for this business. Accordingly, the historical Europe segment results include only our pre–acquisition Europe operation, which generated very small volume and revenue. Our discussion on the comparative results of the Europe segment from 2001 to 2002 has been excluded, as comparative results are not meaningful.

(2) 2003 other income, net was composed primarily of Tradeteam income (included in cost of goods sold in 2002), offset by leasehold expenses and losses on asset sales (See Item 8, Note 2). In 2002, other income, net primarily related to income from a small investment in an internet marketing venture in the UK.

N/M = Not Meaningful

Foreign currency impact on 2003 results

In 2003, our Europe segment benefited from an 8.4% year–over–year increase in the value of the British pound sterling (GBP) against the US dollar, partially as a result of this exchange rate fluctuation, all results from our Europe segment in 2003 are significantly higher than in the prior year. The following table summarizes the approximate effect this change in exchange rate had on the Europe results in 2003:

		Increase Due to Currency Effects (In thousands)
Net sales	$US	126,071
Cost of goods sold		(88,950)
Gross profit		37,121
Marketing, general & administrative		(29,115)
Operating income		8,006
Interest income		1,398
Other income, net		397
Income before income taxes	$	9,801

Net sales and volume

Net sales for the Europe segment increased 15.6% in 2003, while volume increased 13.2% from the previous year. The significant increase in net sales and volume was partly due to our owning the CBL business for the full year in 2003 versus forty–seven weeks in 2002. 9% of the sales increase represents the effect of currency exchange rates. On a full year comparative basis, our sales volumes increased 6.7%. This growth was driven by the Carling and Grolsch brands, both of which grew volume by more than 10% during the year.

Our on–trade business, which represents approximately two–thirds of our Europe volume and an even greater portion of margin, grew volume by approximately 5% compared to the full year 2002 as a result of strong sales execution, particularly with Carling and Carling Extra Cold, and unusually hot weather in the United Kingdom this summer. In a declining on–trade market, this yielded a market share gain of approximately 1.5 percentage points. Our off–trade volume for 2003 increased approximately 13% over the comparable period in 2002, led by Carling and Grolsch.

Contributing factors to this volume growth were the favorable summer weather and aggressive discounting, primarily in the first half of the year. Our off–trade market share growth for the year was approximately 1%.

Our positive volume in both the on– and off–trade and positive pricing in the on–trade were partially offset by a decline in our on–trade factored brand sales and, in the off–trade, heavy price discounting and mix shift toward lower revenue–per–barrel sales. The decline in sales of factored brands in the on–trade was driven by some of our large on–trade chain customers changing to purchase non–Coors products directly from the brand owners.

Cost of goods sold and gross profit
Cost of goods sold increased 19.3% in 2003 versus 2002. On a per–barrel basis, cost of goods sold increased 5.4%. The aggregate increase in cost of goods sold was driven by increased volume and higher foreign exchange rates, coupled with our owning the business for the full year versus only a partial period in 2002. Also driving this increase, and the increase in the per barrel cost, was the reclassification of Tradeteam earnings from cost of goods sold to other income beginning in 2003 and the loss of income from contract brewing arrangements that substantially ceased near the end of 2002. Additionally, during the first three quarters of 2003, we incurred higher production costs as we contracted with regional brewers to package some of our off–trade volume while we were commissioning the new and upgraded packing lines in our Burton brewery.

We were able to realize some benefit from right–sizing and improving our UK production infrastructure towards the latter half of the year, which partially offset the increases noted above. The increases in cost of goods sold were also reduced by the decrease in factored brand volume where the purchase cost is included in our cost of goods sold, but the related volume is not included in reported volumes.

Gross profit in the Europe segment increased 8.0%; however, excluding the impact of foreign exchange, gross profit was essentially flat despite the inclusion of a full year of sales in 2003. Gross profit per barrel decreased 4.6% and gross profit as a percentage of net sales decreased 2% during 2003 as a result of the reclassification of Tradeteam earnings and our contract packaging costs incurred as we commissioned the packaging lines in Burton.

Marketing, general and administrative expenses
Europe marketing, general and administrative expenses increased 9.0% during 2003 almost entirely due to exchange rates and the impact of the full year of ownership. On a per–barrel basis, marketing, general and administrative expenses decreased 3.7% year–over–year. Various factors impacted marketing, general and administrative expense during 2003, which effectively off–set each other: (a) we had higher investments in sales staff and increased depreciation charges from investments in information systems and dispense equipment, the latter supporting the sales growth in the on–trade; (b) we were impacted by the loss of reimbursements from the transitional services arrangements with Interbrew S.A. that were set up following the CBL acquisition in February 2002 and largely concluded by the end of that year. These reimbursements were recorded as a reduction to marketing, general and administrative expenses in 2002; (c) we realized savings in employee bonus costs and directors' costs; and (d) the one–time gain of $3.5 million before tax on the sale of the rights to our Hooper's Hooch FAB brand in Russia during the third quarter.

Interest income
Interest income is earned on trade loans to UK on–trade customers. Interest income increased 4.7% in 2003 as a result of favorable foreign exchange rates, the inclusion of an additional five weeks of results in 2003 and a lower debt balance in 2003.

Corporate

Corporate currently includes interest expense and certain other general and administrative costs that are not allocable to either the Americas or Europe operating segments. Corporate contains no sales or cost of goods sold. In 2003, we changed our allocation methodology between the Americas and Europe segments for general and administrative expenses, leaving certain of these costs in Corporate. The 2002 and 2001 amounts have been reclassified to conform to the new presentation. The majority of these corporate costs relates to worldwide finance and administrative functions, such as corporate affairs, legal, human resources, insurance and risk management.

	December 28, 2003	Percent Change	Fiscal Year Ended December 29, 2002 (In thousands, except percentages)	Percent Change	December 30, 2001
Net sales	$ —	—	$ —	—	$ —
Cost of goods sold	—	—	—	—	—
Gross profit	—	—	—	—	—
Marketing, general and administrative expenses	(26,784)	11.0%	(24,130)	13.3%	(21,304)
Special charges (1)	—	N/M	(2,642)	N/M	—
Operating loss	(26,784)	N/M	(26,772)	25.7%	(21,304)
Interest income	2,089	(56.5)%	4,797	(70.8)%	16,409
Interest expense	(81,195)	14.5%	(70,919)	N/M	(2,006)
Other income, net (2)	798	(43.7)%	1,417	(53.1)%	3,019
Loss before income taxes	$ (105,092)	14.9%	$ (91,477)	N/M	$ (3,882)

(1) Relate primarily to acquisition costs for CBL, including accounting, appraisal and legal fees not eligible for capitalization.
(2) Consists of foreign currency exchange gains (losses), bank fees and gains on sales of investments.

N/M = Not Meaningful

Marketing, general and administrative expenses
Marketing, general and administrative expenses for Corporate increased 11.0% in 2003 compared to 2002 due to increased pension and benefit costs and management of a larger global business. 2002 marketing, general and administrative expenses increased significantly from 2001 for the same reasons.

Interest income
Interest income for 2003 decreased $2.7 million because of lower interest rates and lower cash balances in 2003 over 2002. Interest income decreased $11.6 million from 2001 to 2002 due to higher cash and interest–bearing securities balances in 2001. We sold all of our interest–bearing securities in January 2002 to help fund the acquisition of CBL.

Interest expense
Interest expense increased $10.3 million in 2003. This increase was driven by having our fixed–rate debt structure in place for the full year in 2003 versus only eight months in 2002 and the currency appreciation on our GBP–denominated term debt prior to its payoff in August 2003. Prior to finalizing the long–term structure in second quarter of 2002, we had exclusively short–term borrowings at lower interest rates that supported our acquisition of CBL in February 2002. The increase is also due to our cross–currency swap structure and our GBP–denominated interest expense. Partially offsetting these factors was the implementation of our lower interest rate commercial paper program in June 2003, the initial proceeds of which we used to pay down approximately $300 million of higher–rate GBP–denominated term debt. Our new debt structure has lower interest costs on outstanding balances.

2002 interest expense increased $68.9 million versus 2001 due to the significant increase in debt incurred to purchase CBL early that year.

Liquidity and Capital Resources

Liquidity
Our primary sources of liquidity are cash provided by operating activities and external borrowings. As of December 28, 2003, including cash and short–term borrowings, we had negative working capital of $54.9 million compared to negative working capital of $94.0 million at December 29, 2002. We are able to operate with a negative working capital investment because of relatively short terms on receivables in our Americas segment and our ability to carry low levels of finished goods inventories as a result of the structure of our distribution system. These factors are offset by higher investments in working capital in Europe, primarily with regard to accounts receivable. The increase in our working capital is the net result of changes in our short–term borrowings, accrued expenses and other liabilities, accounts and notes receivable and raw materials. At December 28, 2003, cash and short–term marketable securities totaled

$19.4 million, compared to $59.2 million at December 29, 2002. Our cash and short–term marketable securities balances decreased primarily due to early payments of principal and interest on our long–term debt made late in our fiscal year 2003.

We believe that cash flows from operations and cash provided by short–term borrowings, when necessary, will be quite sufficient to meet our ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments and anticipated capital expenditures. However, our liquidity could be impacted significantly by a decrease in demand for our products, which could arise from competitive circumstances, a decline in the acceptability of alcohol beverages, any shift away from light beers and any of the other factors we describe in the section titled "Risk Factors." We continue to evaluate opportunities to supplement our operating cash flow through potential monetizations of assets. Success in accomplishing these efforts will result in faster reduction of outstanding debt. We also have credit facilities that contain financial and operating covenants, and provide for scheduled repayments, that could impact our liquidity on an ongoing basis. During the fiscal year ended December 28, 2003, we made debt repayments of approximately $272.0 million.

Operating Activities
Net cash provided by operating activities increased $285.6 million in 2003 compared to 2002. The increase was attributable primarily to cash provided by trade receivables and payables in 2003 – the result of continued emphasis on working capital management by improving receivable collection in the UK and managing the purchasing cycle throughout the Company.

Net cash provided by operating activities increased $65.1 million in 2002, compared to 2001. The change was attributable primarily to the acquisition of CBL, which added to our depreciation and amortization and modified the composition of our working capital in 2002.

Investing Activities
During the fiscal year ended December 28, 2003, we used net cash of $229.9 million in investing activities, compared to $1.6 billion used in 2002. The decrease in net cash used is due to the $1.6 billion payment, net of cash acquired, made to purchase CBL in 2002. However, excluding our 2002 $1.6 billion payment to acquire CBL, total cash used in investing activities increased approximately $232.9 million compared to the same period last year, mainly due to the absence of sales and maturities of investments in 2003 versus 2002. A significant amount of investments was sold in 2002 to help fund the acquisition of CBL.

Net cash used in investing activities increased $1.4 billion from 2001 to 2002. The increase was due to the cash used in the acquisition of CBL. Also, in 2001, we made a payment of $65.0 million for our 49.9% interest in Molson USA. However, excluding these payments, total cash provided by investing activities increased approximately $134.7 million year–over–year mostly due to a substantial decrease in purchases of securities. As a result of our debt

burden associated with the CBL acquisition, we did not purchase any marketable securities in 2002 compared to purchases of $228.2 million during 2001.

Financing Activities
Net cash used in financing activities was $357.4 million in 2003, representing a $1.6 billion decrease from cash provided by financing activities in 2002. This decrease is primarily attributable to the $2.4 billion proceeds from issuance of debt in 2002, partially offset by larger payments on debt and capital lease obligations in 2002. Debt–related activity in 2003 reflected net payments of long– and short–term debt totaling $297.1 million whereas in 2002, debt–related activity reflected a net increase in long– and short–term debt of $1.3 billion, due primarily to borrowings related to our acquisition of CBL. Repayments of long–term debt during 2003 totaled $272.0 million; the remaining change in financing activities relates to temporary changes in short–term borrowings.

In 2002, net cash provided by financing activities increased $1.3 billion from the previous year as a result of debt proceeds and payments associated with our acquisition of CBL. Excluding these items, change in financing activities was driven by changes in overdraft balances and the absence of treasury stock purchases in 2002 versus purchases of $72.3 million in 2001.

Debt Structure

Our total borrowings as of December 28, 2003, were composed of the following:

Description	As of December 28, 2003	December 29, 2002
	(In thousands)	
Short-term borrowings	$ 21,309	$ 101,654
Senior private placement notes	$ 20,000	$ 20,000
6 3/8% Senior notes due 2012	854,043	855,289
Senior Credit Facility:		
USD amortizing term loan	86,000	168,000
GBP amortizing term loan	—	365,689
Commercial paper	249,645	—
Other	20,006	16,809
Total long-term debt (including current portion)	1,229,694	1,425,787
Less current portion of long-term debt	(69,856)	(42,395)
Total long-term debt	$ 1,159,838	$ 1,383,392

The aggregate principal debt maturities of long-term debt for the next five fiscal years are as follows:

	Amount (In thousands)
2004	$ 69,856
2005	24,951
2006	80,133
2007	199,338
2008	—
Thereafter	855,416
Total	$ 1,229,694

We incurred significant debt in 2002 to finance the purchase of CBL. Since the acquisition, we have used cash from operating activities and from asset monetizations, net of capital expenditures and other cash used in investing activities, to make payments on our debt obligations.

In June 2003, we issued approximately $300 million of commercial paper, approximately $250 million of which was outstanding at December 28, 2003. $200 million of our commercial paper balance is classified as long-term, reflecting our intent to keep this amount outstanding for longer than 360 days and our ability to refinance these borrowings on a long-term basis through our revolving line of credit. The remaining $50 million is classified as short term, as our intent is to repay that portion in the next twelve months.

Concurrent with our issuance of commercial paper, we made a payment against the then-outstanding principal and interest on our GBP-denominated amortizing term loan of approximately 181.1 million GBP ($300.3 million at then-prevailing foreign currency exchange rates) using proceeds from our issuance of commercial paper. We repaid the balance of our GBP term loan in the third quarter of 2003 using cash generated from operations. We also repaid $55 million of our US dollar (USD)-denominated term loan in the fourth quarter. In conjunction with these payments, we accelerated our amortization of loan fees, resulting in a charge of $3.7 million to interest expense during the year. See Item 8, Financial Statements and Supplementary Data, for further information.

In May 2003, we increased our unsecured committed credit arrangement from $300 million to $500 million in order to support our commercial paper program. As of December 28, 2003, $250 million of the total $500 million line of credit was being used as a backstop for our commercial paper program while the remainder was available for general corporate purposes.

At December 28, 2003, CBC had two USD-denominated uncommitted lines of credit totaling $50.0 million in aggregate. The lines of credit are with two different lenders. We had $7.0 million outstanding under these lines of credit as of December 28, 2003. CBL had two 10 million GBP uncommitted lines of credit and a 10

million GBP overdraft facility. No amount had been drawn on the overdraft facility as of December 28, 2003. The lines of credit had balances outstanding of $11.9 million at December 28, 2003.

In addition, we have two uncommitted lines of credit totaling 900 million Japanese yen or approximately $8.4 million at December 28, 2003. At December 28, 2003, interest rates were below 1% and balances outstanding totaled $2.4 million.

Some of our debt instruments require us to meet certain covenant restrictions, including financial tests and other limitations. As of December 28, 2003, we were in compliance with all of these covenants.

Contractual Obligations and Commercial Commitments

Contractual Cash Obligations as of December 28, 2003

	Payments Due By Period (In thousands)				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long term debt	$ 1,229,694	$ 69,856	$ 105,084	$ 199,338	$ 855,416
Operating leases	105,749	21,898	36,534	18,671	28,646
Retirement plan expenditures (3)	172,059	78,305	19,874	21,167	52,713
Other long term obligations(1)	6,606,199	1,139,062	1,718,270	1,344,728	2,404,139
Total obligations	$ 8,113,701	$ 1,309,121	$ 1,879,762	$ 1,583,904	$ 3,340,914

Other Commercial Commitments

	Amount of Commitment Expiration Per Period (In thousands)				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Standby letters of credit	$ 9,054	$ 9,054	$ —	$ —	$ —
Guarantees (2)	2,324	2,324	—	—	—
Total commercial commitments	$ 11,378	$ 11,378	$ —	$ —	$ —

(1) Approximately $4.3 billion of the total other long–term obligations relate to long–term supply contracts with our joint ventures and unaffiliated third parties to purchase material used in packaging, such as cans and bottles. Approximately $1.2 billion relates to commitments associated with our logistics provider in the UK. The remaining amounts relate to sales and marketing, information technology services, open purchase orders and other commitments. On July 29, 2003, we signed a new agreement, effective August 1, 2003, with Owens relating to the operation of our joint venture and the production of glass bottles, as well as the supply of glass bottles for our non–Golden commercial business. The new agreement has a term of 12 years, and is reflected in the table above, whereas the previous agreement extended to 2005. In December 2003, we signed a new agreement with Electronic Data Systems (EDS), an information services provider, effective January 1, 2004. The new EDS contract includes services to our Americas and Europe operations and our corporate offices and will expire in 2010. Included in Other long–term obligations is the effect of our most recent completed contract with GPC, dated March 25, 2003.

(2) Guarantees consist of guaranteed portions of short–term debt also included in "Long–term debt" above.

(3) Represents expected contributions under our defined benefit pension plans and our benefits payments under retiree medical plans.

Advertising and Promotions

As of December 28, 2003, our aggregate commitments for advertising and promotions, including marketing at sports arenas, stadiums and other venues and events, total approximately $250 million over the next five years.

Capital Expenditures

In 2003, we spent approximately $240 million on capital improvement projects worldwide. Of this, approximately 62% was in support of the Europe business and the remainder was for the Americas. We currently plan capital expenditures in the same range, or slightly lower, for 2004.

Pension Plans

Although pension investment returns were strong in 2003, the impact of the three previous years' returns and a continued decline in interest rates resulted in a slightly lower consolidated funded position at year–end 2003

compared to year–end 2002. At year–end 2003, the accumulated pension benefit obligations exceeded the fair value of the plan assets on a consolidated US dollar basis by approximately $411 million, compared to $394 million at the end of 2002. Accordingly, we have taken a charge to equity of $15.0 million, net of tax (Refer to Item 8. Note 12). At year–end 2003, the projected benefit obligations were $2,624.9 million and the accumulated benefit obligations were $2,412.5 million.

The amounts reflected in the Consolidated Balance Sheets for accrued pension liability, accumulated other comprehensive loss, prepaid benefit cost and intangible asset in 2003 are $452.3 million, $385.6 million ($236.0 million, net of tax), $41.5 million and $40.8 million, respectively. In 2003, an additional minimum pension liability of $9.7 million was recorded and is included in the accrued pension liability amount. It is our practice to fund amounts for pensions at least sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. For further information regarding pension plan assets, refer to Note 7, "Employee Retirement Plans," and Note 13, "Other Comprehensive Income," in Item 8, Financial Statements and Supplementary Data.

In 2003, our actuarially assumed long–term rates of return on plan asset investments were 9% for the US Retirement Plan and 7.5% for the UK Plan. In selecting those assumptions, we considered investment returns by asset class as represented by our independent pension investment consultants, and applied the relevant asset allocation percentages. The discount rates of 6.25% and 5.63% were based on prevailing yields of high–quality corporate fixed income investments in the United States and the United Kingdom, respectively.

In 2003, consolidated pension expense was $38.7 million, which represented approximately 1% of consolidated cost of goods sold and other operating expenses. Pension contributions on a consolidated basis were $51.0 million during 2003. On a consolidated basis we anticipate making voluntary pension contributions of approximately $69 million in 2004.

On a consolidated basis, we had unrecognized net actuarial losses of $598.0 million and $547.0 million at December 28, 2003 and December 29, 2002, respectively. Actuarial losses are primarily comprised of cumulative investment returns that are lower than actuarially assumed investment returns and liability losses due to increased pension liabilities and falling interest rates. Pension expense includes amortization of these actuarial losses after they exceed certain thresholds. As a result of losses in excess of the thresholds, we recorded actuarial loss amortization of $9.1 million in 2003 and $1.0 million in 2002. It is expected that actuarial loss amortization in 2004 will increase to approximately $14 million. We anticipate consolidated pension expense will increase from the $38.7 million in 2003 to approximately $49 million in 2004. The expected increase in consolidated pension cost is primarily due to the combined impacts of higher actuarial loss amortization and foreign exchange.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This report contains "forward–looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. From time to time, we may also provide oral or written forward–looking statements in other materials we release to the public. Forward–looking statements give our current expectations or forecasts of future events. You can identify these statements by forward–looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "outlook," "trends," "future benefits," "strategies," "goals" and similar words. Statements that we make in this report that are not statements of historical fact may also be forward–looking statements.

In particular, statements that we make under the headings "Narrative Description of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Outlook for 2004" including, but not limited to, statements relating to our overall volume trends, consumer preferences, pricing trends and industry forces, cost reduction strategies and anticipated results, our expectations for funding our 2004 capital expenditures and operations, debt service capabilities, shipment levels and profitability, increased market share and the sufficiency of capital to meet working capital, capital expenditures requirements and our strategies, are forward–looking statements.

Forward–looking statements are not guarantees of our future performance and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward–looking statements. In particular, our future results could be affected by the substantial amount of indebtedness remaining from financing the acquisition of the CBL business in the United Kingdom, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn and place us at a competitive disadvantage relative to less leveraged competitors. You should not place undue reliance on forward–looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We do not undertake to publicly update forward–looking statements, whether as a result of new

information, future events or otherwise. You should be aware that the factors we discuss in "Risk Factors" and elsewhere in this report could cause our actual results to differ from any forward–looking statements.

Outlook for 2004

Americas Segment

Net Sales and Volume

Going into 2004, we expect the US pricing environment to remain positive and anticipate continued good performance in Canada. Nonetheless, an increase in price discounting or a decline in volume could have an unfavorable impact on sales and margins. Further, sales and margins could be impacted adversely if the negative mix shift that we experienced in 2003 continues into 2004.

We believe that the March launch of our own low–carbohydrate beer, Aspen Edge, will make us more competitive and contribute to improved volume treads in 2004. Also in response to the low–carbohydrate interest, we began running new consumer education advertising for our Coors Light brand, indicating that Coors Light is nearly as low in carbohydrates as our competitions' brands with low–carbohydrate positioning. While the disruptions caused by the implementation of our new supply chain systems during the fourth quarter were frustrating both to us and to our distributors and caused us to lose volume, we were able to work through most of our product supply issues and rebuild overall distributor inventories by the middle of the first quarter of 2004. During December, sales–to–retail trends were soft and resulted in distributor inventories ending 2003 approximately 100,000 barrels higher than normal seasonal levels. This will impact 2004 volume trends, as distributors work down their inventories to normal seasonal levels during peak season. Finally, going into 2004, we continue to focus on regaining volume momentum, improving shipment performance, rebuilding the reliability and efficiency of our supply chain and gearing up for the peak summer selling season.

Cost of Goods Sold

In 2004, we believe the following factors are most important to our cost of goods sold per barrel expectations:

- First, input costs will increase in 2004, as we expect modestly higher packaging material expenses due to higher aluminum prices and energy–related costs. Fuel costs and new transportation carrier regulations are likely to have an unfavorable impact on logistics costs.
- Second, labor–related costs are expected to increase in 2004, primarily due to higher pension and healthcare costs.
- Third, we remain confident that our continued focus on operating efficiency within our entire supply chain will help us achieve our long–term goal of reducing controllable production costs by $4–5 per barrel over the next 4–5 years. However, our ability to realize these savings is partially dependant on our ability to leverage fixed costs, and a significant change in our volume assumptions could impact our ability to reach this goal. While supply chain performance is better than it was in the fourth quarter of 2003, and while we have numerous initiatives underway to improve the effectiveness and efficiency of our supply chain, we still need more progress to have success in the coming peak season.
- Finally, our 2003 cost per barrel results were adversely impacted by additional costs related to the implementation of our new supply chain systems.

Marketing, General and Administrative Expenses

Marketing and sales spending in the Americas in 2004 is expected to increase at a proportionately higher rate than the past few years as we plan to invest behind our Aspen Edge launch and incrementally behind our Coors Light marketing and sales efforts. Consistent with our philosophy and past practice, we will evaluate our brand and sales investment levels during the year and adjust as needed. General and administrative expense will be higher in 2004 primarily due to higher labor costs, including higher pension and healthcare expense, and increased spending on information systems.

Europe Segment

Net Sales and Volume

In Europe, we anticipate that our on–trade channel business will continue to grow both volume and share in 2004, but at a slower pace than in 2003, when volume trends benefited from the rollout of Carling Extra Cold and hot summer weather. In the off–trade channel, volume and market–share trends are likely to slow substantially in the first three quarters of 2004 as we lap aggressive off–trade discounting activity and the unusually warm summer of 2003.

Nonetheless, we are optimistic that the impact of lower volume will be more than offset by the related improvement in margins, as it was in the fourth quarter of 2003, when we achieved better balance between growth and margins.

We anticipate that volumes in the second quarter will benefit from the Euro 2004 football (soccer) tournament. In contrast, the third quarter could face particularly challenging volume comparisons due to the beneficial impact of the hot weather in 2003.

We also anticipate that shifts in our factored brand sales (beverage brands owned by other companies but delivered to retail by us) will continue to have an adverse financial impact, however this will be at a lower rate than in 2003.

Cost of Goods Sold
Regarding costs, apart from a minor impact in the first quarter of 2004, we will no longer be lapping the income from contract brewing and transitional service arrangements, which ended early in 2003. As a result, the benefit of right–sizing and improving our UK infrastructure and supply chain will flow into our cost structure, but we anticipate that there will be significant offsets from inflation and negative channel and package mix. With slower off–trade volume growth and our new Burton packaging lines operating better, we anticipate a much lower need for high–priced contract packaging services from other brewers in 2004 than in 2003.

Marketing, General and Administrative
Marketing, general & administrative spending is likely to increase in local currency in 2004 as we roll out the Coors Fine Light brand in the United Kingdom and incur increased labor costs and depreciation on dispense equipment, which stems from the strong on–trade growth we achieved in 2003. Increases are also expected from the recently signed contract with EDS, which is extended to CBL for the first time in 2004.

Other Income
Comparisons of other income between the third quarter of 2004 with the third quarter of 2003 may be difficult due to the $3.5 million gain on the sale of the rights to our Hooper's Hooch brand in Russia during 2003.

Interest

Consolidated 2004 interest income is expected to be fairly consistent with 2003, and will consist primarily of UK trade–loan interest income.

We expect interest expense to be approximately $8–10 million lower than 2003 due partially to debt repayments we made during 2003 on our higher interest rate debt. Additionally, we expect to benefit from our lower–interest rate commercial paper program that we implemented in 2003, the proceeds of which were used to pay down higher interest rate debt.

Taxes

We expect that our 2004 effective tax rate will be in the range of 32% to 35% absent any unusual items, up from 31.2% in 2003. The comparison will be particularly challenging against the second quarter of 2003, when our effective tax rate was 25.8% because of the completion of five years of tax audits. Our acquisition structure for the UK business is generally beneficial from a tax perspective but adds considerable volatility to our tax rate.

Capital Expenditures

Our capital expenditures (excluding capital improvements for our container joint ventures which we tentatively plan to consolidate in 2004) are planned to be in the range of $225 million and $235 million in 2004, down from $240 million in 2003. The actual amount will depend on foreign exchange rates and our evaluation of a few potential projects now under review.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. We review our accounting policies on an on-going basis. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ materially from these estimates under different assumptions or conditions. We have identified the accounting estimates below as critical to our financial condition and results of operations:

Allowance for Doubtful Accounts

In the Americas segment, our allowance for doubtful accounts and credit risk is insignificant as the majority of the Americas accounts receivable balance is generated from sales to independent distributors with whom we have a predetermined collection date arranged through electronic funds transfer. Also, in the Americas, we secure substantially all of our credit risk with purchase money security interests in inventory and proceeds, personal guarantees and other letters of credit.

Because the majority of CBL sales are directly to retail customers and, because of the industry practice of making trade loans to customers, our ability to manage credit risk in this business is critical. At CBL, we provide allowances for trade receivables and trade loans associated with the ability to collect outstanding receivables from our customers. Generally, provisions are recorded to cover the full exposure to a specific customer (total amount of all trade accounts and loans from a specific customer less the amount of security and insurance coverage) at the point the account is considered uncollectible. We record the provision as a bad debt in general and administrative expenses. Provisions are reversed upon recoverability of the account or relieved at the point an account is written off.

We are not able to predict changes in financial condition of our customers and, if circumstances related to our customers deteriorate, our estimates of the recoverability of our trade receivables could be materially affected, and we may be required to record additional allowances.

Pension and Postretirement Benefits

We have defined benefit plans that cover the majority of our employees. As a result of the acquisition of CBL, we have assumed responsibility for a portion of the assets and liabilities of what was the Bass Brewers Pension Plan, renamed the Coors Brewers Pension Plan. CBC also has postretirement welfare plans that provide medical benefits for retirees and eligible dependents and life insurance for certain retirees. The accounting for these plans is subject to the guidance provided in Statement of Financial Accounting Standards No. 87, "*Employers Accounting for Pensions*" (SFAS No. 87) and Statement of Financial Accounting Standards No. 106, "*Employers' Accounting for Postretirement Benefits Other than Pensions*" (SFAS No. 106). Both of these statements require that management make certain assumptions relating to the long-term rate of return on plan assets, discount rates used to measure future obligations and expenses, salary increases, inflation, health care cost trend rates and other assumptions. We believe that the accounting estimates related to our pension and postretirement plans is a critical accounting estimate because it is highly susceptible to change from period to period based on market conditions.

We performed an analysis of high yield bonds at the end of 2003 to support the discount rates used in determining our pension liabilities in the United States and in the United Kingdom for the year ended December 28, 2003. Discount rates and expected rates of return on plan assets are selected at the end of a given fiscal year and impact actual expense in the subsequent year. A fifty basis point change in certain assumptions would have the following effects:

Description of Pension Sensitivity Item	Impact to 2003 Pension Costs–50 basis points Reduction (Unfavorable)	Increase (Favorable)
	(In thousands)	
Expected return on US plan assets, 9.0% in 2003	$ (2,692)	$ 2,692
Expected return on UK plan assets, 7.5% in 2003	$ (6,640)	$ 6,640
Discount rate on US projected benefit obligation, 6.75% in 2003	$ (3,629)	$ 3,629
Discount rate on UK projected benefit obligation, 5.7% in 2003	$ (10,532)	$ 2,895

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree health care plan. A one–percentage–point change in assumed health care cost trend rates would have the following effects:
flip

	One–percentage–point decrease	One–percentage–point increase
	(In thousands)	
Effect on total of service and interest cost components	$ (309)	$ 327
Effect on postretirement benefit obligation	$ (3,143)	$ 3,305

Both US and UK plan assets consist primarily of equity securities with smaller holdings of bonds and real estate. Equity assets are well diversified between US and other international investments, with additional diversification in the domestic category through allocations to large–cap, small–cap, and growth and value investments. Relative allocations reflect the demographics of the respective plan participants. For example, our UK participants are more heavily weighted toward pensioners than our US participants. Therefore, we have elected a smaller equity percentage in our UK plan. The following compares target asset allocation percentages as of February 27, 2004 with actual asset allocations at December 28, 2003:

	US Plan Assets		UK Plan Assets	
	Target Allocations	Actual Allocations	Target Allocations	Actual Allocations
Equities	80%	82%	65%	59%
Fixed Income	11%	10%	28%	34%
Real Estate	9%	8%	7%	6%
Other	—	—	—	1%

Contingencies, Environmental and Litigation Reserves

We estimate the range of liability related to environmental matters or other legal actions where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability related to our pending matter and revise our estimates. Costs that extend the life, increase the capacity or improve the safety or efficiency of company–owned assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. We also expense legal costs as incurred. The most significant estimates that could impact our financial statements relate to the Lowry Superfund site (See Item 8, Note 14).

Goodwill and Other Intangible Asset Valuation

We adopted the provisions of Statements of Financial Standards No. 141, "*Business Combinations*" (SFAS No. 141) on July 1, 2001, and No. 142, "*Goodwill and Other Intangible Assets*" (SFAS No. 142) on December 31, 2001. We evaluate the carrying value of our goodwill and other indefinite–lived intangible assets annually, and we evaluate our other intangible assets when there is evidence that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Significant judgments and assumptions are required in the evaluation of intangible assets for impairment, most significantly the estimated future cash flows to be generated by these assets and the rate used to discount those cash flows. For brewing business goodwill and intangibles, we used a rate of 7.6% to discount our cash flows during our annual impairment testing in 2003, which is a rate we believe to be representative of the weighted cost of capital for similar assets. We used a rate of 11% for our distribution rights associated with our distribution subsidiary. Changes in these estimates could have a material adverse effect on the assessment of our goodwill and other intangible assets, thereby requiring us to write down the assets. As an example, our valuation model for the goodwill associated with our Molson USA joint venture assumes certain volume growth and pricing assumptions that only small changes in which could result in significant impairment charges.

Derivatives

We use derivatives in the normal course of business to manage our exposure to fluctuations in production and packaging material prices, interest rates and foreign currency exchange rates. By policy, we do not enter into such contracts for trading purposes or for the purpose of speculation. All derivatives held by us are designated as hedges with the expectation that they will be highly effective in offsetting underlying exposures. We account for our derivatives on the Consolidated Balance Sheet as assets or liabilities at fair value in accordance with Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" (SFAS No. 133), which we early adopted on December 28, 1998. Such accounting is complex, as evidenced by significant interpretations of the primary accounting standard, which continues to evolve, as well as the significant judgments and estimates involved in the estimation of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies

deemed appropriate in the circumstances; however, the use of different assumptions could have a material effect on the estimated fair value amounts.

Income Taxes
We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our global business, there are many transactions for which the ultimate tax outcome is uncertain. Additionally, our income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities. We adjust our income tax provision in the period it is probable that actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

We record a net deferred tax asset or tax liability based on the un–remitted earnings of our UK subsidiary that are not permanently reinvested in accordance with APB 23. In conjunction with this calculation, we estimate associated earnings and profit adjustments, potential foreign tax credits and cumulative translation adjustments relating to the foreign exchange rates.

We do not provide deferred taxes on certain outside basis difference in our acquired foreign subsidiary's stock, Coors Brewers Limited (CBL). This outside basis difference is permanent in duration under SFAS 109 because we do not intend to take any action that would result in recognizing the gain inherent in certain book–over–tax basis differences. As a result, differences between book and tax treatment of income statement items in our UK business are treated as permanent. This treatment increases the volatility in our effective tax rate.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period a determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Reductions to the valuation allowance related to the acquisition of CBL that relate to deferred taxes arising from that acquisition would reduce goodwill, unless the reduction was caused by a change in law, in which case the adjustment would impact earnings.

Equity Method Accounting
We generally apply the equity method of accounting to 20% –50% owned investments where we exercise significant influence. As described below, we have an equity ownership in, and conduct business with various joint ventures, which directly relate to our core activities. There are no related parties that own interests in our equity method investments (see further discussion in Item 8, Note 2).

Coors Canada is a general partnership that was formed to market CBC products in Canada. We own a 50.1% interest in this non–consolidated joint venture that we account for using the equity method of accounting due to the effective control of the partnership being shared equally by the partners under the operating agreement. All manufacture, distribution and sale of CBC branded beers are contracted to Molson by the partnership. The partnership never takes title to the beer. It is paid an amount equal to the sales proceeds Molson receives from third–party customers, less the costs incurred by Molson for its manufacture, distribution and sale of the CBC branded products. We reflect this amount in net sales in our Consolidated Statements of Income.

RMMC and RMBC, are dedicated predominantly to our packaging and distribution activities and were formed with companies which have core competencies sought by us to reduce costs. The CBL joint venture with Grolsch was formed to provide a long–term relationship with that brand's owner in a key segment of the U.K. beer market. In 2003 and 2002, our share of the pre–tax joint venture profits for each of these investments was offset against cost of goods sold in our Consolidated Statements of Income.

In 2003, we included our entire share of CBL's Tradeteam joint venture results in the other income, net line of our Consolidated Statements of Income, given the immateriality of its results. In 2002, we included our share of Tradeteam results in cost of goods sold. This change in presentation was attributable to Tradeteam no longer being a captive provider of distribution and logistics services to CBL. In November 2002, Tradeteam entered into an agreement to provide distribution services to Interbrew U.K. Limited, another large brewer in the United Kingdom.

Other income, net line includes the equity method income for the Molson USA joint venture. This joint venture was formed to import, market, sell and distribute Molson products in the United States. We have recorded our share of the venture's results in the other income, net line in our Consolidated Statements of Income given the immateriality of its results.

A qualitative analysis of our results would be impacted if the results of these joint ventures were included in different lines of our Consolidated Statements of Income.

Recent Accounting Pronouncements

FASB Statement No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)
This standard revision is effective immediately and is reflected in Notes 7 and 8. While the standard does not change the accounting and measurement for pensions and other postretirement benefits, it does add new disclosures for the footnotes to the financial statements, including comparative information for prior periods presented. The disclosures are applicable to both pension and other postretirement plans. Key additional disclosures include:

- Plan assets by category.
- A narrative description of investment policies and strategies, including target allocation percentages.
- A narrative description of the basis used to determine the overall expected long–term rate–of–return on assets.
- Benefits expected to be paid in each of the next five years and the total for the five years thereafter.
- The employer's best estimate of the contributions expected to be made during the next fiscal year.
- Interim disclosures (in Form 10–Q) of net periodic benefit expense and significant revisions to employer contributions paid or expected to be paid.

FASB Interpretation No. 46R, Consolidation of Variable Interest Entities – An Interpretation of ARB51
The FASB finalized FIN 46R in December 2003. FIN 46R expands the scope of ARB51 and various EITFs and can require consolidation of legal structures, called *"variable interest entities (VIEs)."* We do have VIEs that we have tentatively determined will qualify for consolidation. These include RMMC and RMBC. We plan to consolidate these VIEs in the first quarter of 2004. Although we believe our Grolsch and Coors Canada investments are VIEs, we are still evaluating whether we are the primary beneficiaries for these investments with respect to consolidation under FIN 46. The most significant impacts to our financial statements will be to add the fixed assets of RMMC and RMBC totaling approximately $75 million, and RMMC debt of approximately $45 million to our balance sheet. The impact to our gross profit margin in the income statement is not expected to be significant.

SEC Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition
SAB 104 was released in December 2003. SAB 104 updates interpretative guidance in the codification of staff accounting bulletins to provide consistent accounting guidance on revenue recognition. We adopted SAB 104 in December 2003 with no impact to our financial statements or our financial reporting.

Related Party Transactions

Transactions with Management and Others
From time–to–time, we employ members of the Coors family, which collectively owns 100% of the voting common stock of the company. Hiring and placement decisions are made based upon merit, and compensation packages offered are commensurate with policies in place for all employees of the company.

Certain Business Relationships
We purchase a large portion of our paperboard packaging requirements from Graphic Packaging Corporation (GPC), a related party. Various Coors family trusts collectively own all of our Class A voting common stock, approximately 30% of our Class B common stock, and approximately 30% of GPC's common stock.

Our purchases under the GPC packaging agreement in 2003 totaled $106.4 million. Related accounts payable balances included in Affiliates Accounts Payable on the Consolidated Balance Sheets were $5.0 million and $0.8 million at December 28, 2003 and December 29, 2002, respectively.

We are also a limited partner in a real estate development partnership in which a subsidiary of GPC is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by us. We received no distributions from this partnership in 2003.

Risk Factors

The reader should carefully consider the following factors and the other information contained within this document. The most important factors that could influence the achievement of our goals, and cause actual results to differ materially from those expressed in the forward–looking statements, include, but are not limited to, the following:

Government regulatory authorities specific to the alcohol beverage industry in the markets in which we operate may adopt regulations that could increase our costs or our liabilities or could limit our business activities. Our business is highly regulated by national and local government entities. These regulations govern many parts of our operations, including brewing, marketing and advertising, transportation, distributor relationships, sales and environmental issues. We do not know that we have been or will at all times be in compliance with all past, present or future regulatory requirements or that we will not incur material costs or liabilities in complying with regulatory requirements.

We have indebtedness that is substantial in relation to our stockholders' equity. As of December 28, 2003, we held approximately $1.2 billion in debt primarily related to our acquisition of CBL. As a result, a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt. If our financial and operating performance is insufficient to generate sufficient cash flow for all of our activities, we may be required to use a disproportionate amount of cash to satisfy our obligations.

We are subject to fluctuations in foreign exchange rates, most significantly the British pound and the Canadian dollar. With the acquisition of CBL in 2002, we significantly altered the impact of currency fluctuations on our results of operations and cash flows. 2003 results have benefited significantly from a strengthening of the British pound versus the US dollar, offset to a certain extent by cash flow hedges on a portion of our debt. We cannot predict future fluctuations in exchange rates. A future devaluation of the British pound versus the US dollar could negatively impact results.

Our primary production facilities in the Americas and in Europe are each located at a single site, so we could be more vulnerable than our competitors to transportation disruptions, fuel increases and natural disasters. Our primary Americas production facilities are located in Golden, Colorado, where we brew more than 90%, and package approximately 63%, of our products sold in the Americas business. Our primary production facility in Europe is located in Burton–on–Trent, England, where we brew and package approximately 70% of our products sold in the Europe business. While our business operations remain centralized, our competitors have multiple geographically dispersed breweries and packaging facilities. As a result, we must ship our products greater distances than some of our competitors, making us more vulnerable to fluctuations in costs such as fuel or packaging costs.

We rely on a small number of suppliers to obtain the packaging and raw materials we need to operate our business. We purchase most of our paperboard and label packaging for our US products from GPC. This packaging is unique to us and is not produced by any other supplier. Additionally, we are contractually obligated to purchase substantially all of our can and bottle needs in the United States from our container joint ventures or from our partners in those ventures, Ball Corporation (RMMC) and Owens–Brockway Glass Container, Inc. (RMBC). CBL has only a single source for its can supply (Ball). The inability of any of these suppliers to meet our production requirements without sufficient time to develop an alternative source could have a material adverse effect on our business. In regard to agricultural products, the supply and price of raw materials, including water, used to produce our products can be affected by a number of factors beyond our control, including frosts, droughts and other weather conditions, economic factors affecting growth decisions, various plant diseases and pests. To the extent that any of the foregoing affects the ingredients used to produce our products, our results of operations could be materially and adversely affected.

Any significant shift in consumer packaging preferences in the beer industry could disproportionately increase our costs and could limit our ability to meet consumer demand. Reconfiguring our packaging facilities to produce different types or amounts of packaging than we currently produce would likely increase our costs. In addition, we may not be able to complete any necessary changes quickly enough to keep pace with shifting consumer preferences. Our primary competitors are larger and may be better able to accommodate a packaging preference shift. If we are not able to respond quickly to a packaging preference shift, our sales and market share could decline.

Our success depends largely on the success of two primary products, one in the United States and one in the United Kingdom; the failure or weakening of either could materially adversely affect our financial results.

Although we currently have 14 products in our US portfolio, Coors Light represented more than 70% of our Americas sales volume for 2003. In the United Kingdom, Carling lager is the best–selling brand in the United Kingdom and represented approximately 69% of CBL sales volume in 2003. Consequently, any material shift in consumer preferences away from Coors Light or Carling would have a disproportionately negative impact on our business.

If the contract we have with our current information technology service provider fails, we could experience significant disruption in our business. We rely exclusively on one information technology services provider for our network, help desk, hardware, and software configuration, both at CBC and CBL. If the service provider fails and we are unable to find a suitable replacement in a timely manner, we could be unable to properly administer our information technology systems.

We are significantly smaller than our two primary competitors in the Americas segment, and may consequently be more vulnerable to cost and price fluctuations. At retail, our brands compete on the basis of quality, taste, advertising, price, packaging innovation and retail execution by our distributors. Competition in our various markets could cause us to reduce prices, increase capital and other expenditures or lose market share, any of which could have a material adverse effect on our business and financial results. We compete primarily with AB and Miller, the top two brewers in the United States. Both of these competitors have substantially greater financial, marketing, production and distribution resources than CBC has. Furthermore, these competitors are not as concentrated geographically in their product sales as CBC is. Consequently, we are somewhat disadvantaged versus their greater economies of scale.

If the social acceptability of our products declines, or if litigation is directed at the alcohol beverage industry, our sales volumes could decrease and our business could be materially adversely affected. Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and alleged underage consumption. Each suit seeks an injunction and unspecified money damages. (See Item 3, Legal Proceedings, for further information about the cases.) These cases are evidence of increased social and political attention directed to the alcohol beverage industry in recent years. If the social acceptability of beer were to decline significantly, or if our industry were to become involved in litigation similar to that of the tobacco industry, our business could be materially adversely affected.

We are highly dependent on independent distributors in the United States to sell our products, with no assurance that these distributors will effectively sell our products. We sell all of our products in the United States to distributors for resale to retail outlets. Some of our distributors are at a competitive disadvantage because they are significantly smaller than the largest distributors in their markets. Our distributors also sell products that compete with our products. We cannot control or provide any assurance that these distributors will not give our competitors' products higher priority, thereby reducing sales of our products. In addition, the regulatory environment of many states makes it very difficult to change distributors. Consequently, if we are not allowed or are unable to replace unproductive or inefficient distributors, our business, financial position, and results of operation may be adversely affected.

Benefits related to our redesigned supply chain processes and systems in the United may not be realized. During 2003, we implemented our redesigned supply chain processes and systems in the United States. We use this system to schedule production, track inventories and bill our customers. We may not achieve the benefits we expect from these re–engineered processes. We experienced difficulties with the implementation of the systems in the fall of 2003 and, as a result, we incurred about $8 million of increased costs, primarily related to extra freight, labor and finished goods loss. The supply disruptions also had a meaningful impact on our volume. We are still facing challenges, including stock–outs and low inventory levels of some of our products throughout our US business. We are working to improve our shipping performance, to rebuild the reliability and efficiency of our supply chain and to reduce stock–outs. If we are unable to correct the remaining issues in time for our peak selling season, it may materially adversely impact our business.

We cannot predict with certainty our eventual aggregate cost for our environmental and related matters in which we are currently involved. We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially liable party (PRP) at the Lowry Superfund Site. As a PRP, we are obligated to pay a portion of future costs in excess of the original settlement amount. While we have estimated and accrued for expected costs, if actual incremental costs are higher than expected, we could have to accrue additional costs and make additional cash payments.

We are currently launching new products. If these products fail, it could have a significant effect on our operating results. In our Americas segment, we plan to launch Aspen Edge, a low carbohydrate beer, and Zima XXX, an extension of our Zima brand, in 2004. We recently launched Coors Fine Light in our Europe segment. If these brands do not launch successfully, it could result in a significant impact to our operating results.

Consolidation of pubs and growth in the size of pub chains in the United Kingdom could result in less ability to achieve pricing. The trend toward consolidation of pubs, away from independent pub and club operations, is continuing in the United Kingdom. These larger entities have stronger price negotiating power, which could impact CBL's ability to obtain favorable pricing in on–trade (due to spillover effect of reduced negotiating leverage) and could reduce our revenues and profit margins. In addition, these larger customers are beginning to purchase directly more of the products that, in the past, we have provided as part of our factored business. This consolidation could impact us negatively.

Due to a high concentration of unionized workers in the United Kingdom, we could be significantly affected by labor strikes, work stoppages or other employee–related issues. Approximately 31% of CBL's total workforce is represented by trade unions. Although we believe relations with our employees are good, more stringent labor laws in the United Kingdom expose us to a greater risk of loss should we experience labor disruptions.

We depend exclusively on one logistics provider in England, Wales and Scotland for distribution of our CBL products. We are involved in a joint venture with Exel Logistics called Tradeteam. Tradeteam handles all of the physical distribution for CBL in England, Wales and Scotland, except where a different distribution system is requested by a customer. If Tradeteam were unable to continue distribution of our product and we were unable to find a suitable replacement in a timely manner, we could experience significant disruptions in our business that could ultimately have a negative impact on our operations.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to fluctuations in interest rates, foreign currencies and the prices of production and packaging materials. We have established policies and procedures to govern the strategic management of these exposures through a variety of financial instruments. By policy, we do not enter into any contracts for the purpose of trading or speculation.

Our objective in managing our exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of our earnings and cash flows affected by potential changes in underlying rates and prices. To achieve this objective, we enter into foreign currency forward contracts, commodity swaps, interest rate swaps and cross currency swaps, the values of which change in the opposite direction of the anticipated cash flows. We do not hedge the value of net investments in foreign–currency–denominated operations or translated earnings of foreign subsidiaries. Our primary foreign currency exposures are British pound sterling (GBP), Canadian dollar (CAD) and Japanese yen (YEN).

Derivatives are either exchange–traded instruments, or over–the–counter agreements entered into with highly rated financial institutions. No losses on over–the–counter agreements due to counterparty credit issues are anticipated. All over–the–counter agreements are entered into with counterparties rated no lower than A (S&P) or A2 (Moody's). In some instances we and our counterparties have reciprocal collateralization agreements regarding fair value positions in excess of certain thresholds. These agreements call for the posting of collateral in the form of cash, treasury securities or letters of credit if a fair value loss position to us or our counterparties exceeds a certain amount. At December 28, 2003, no collateral was posted by us or our counterparties.

At December 28, 2003, we were a party to certain cross currency swaps totaling 530 million GBP (approximately $774 million at then–prevailing foreign currency exchange rates). The swaps include an initial exchange of principal on the settlement date of our 6 $^{3}/_{8}$% private placement (see Note 4, Debt) and will require final principal exchange 10 years later. The swaps also call for an exchange of fixed GBP interest payments for fixed US dollar interest receipts. At the initial principal exchange, we paid US dollars to a counterparty and received GBP. Upon final exchange, we will provide GBP to the counterparty and receive US dollars. The cross currency swaps have been designated as cash flow hedges of the changes in value of the future GBP interest and principal receipts that results from changes in the US dollar to GBP exchange rates on an intercompany loan between CBL and us.

At December 28, 2003, we were a party to an interest rate swap agreement related to our 6 3/8% fixed rate debt. The interest rate swap converted $76.2 million notional amount from fixed rates to floating rates and matures in 2012. We will receive fixed US dollar interest payments semi–annually at a rate of 6 3/8% per annum and pay a rate to our counterparty based on a credit spread of 0.789% plus the three–month LIBOR rate, thereby exchanging a fixed interest obligation for a floating rate obligation. There was no exchange of principal at the inception of the swap. We designated the interest rate swap as a fair value hedge of the changes in the fair value of $76.2 million fixed–rate debt attributable to changes in the LIBOR swap rates.

We monitor foreign exchange risk, interest rate risk and related derivatives using two techniques–sensitivity analysis and Value–at–Risk. Our market–sensitive derivative and other financial instruments, as defined by the Securities and Exchange Commission (SEC), are foreign currency forward contracts, commodity swaps, interest rate swaps, and cross currency swaps.

We use Value–at–Risk to monitor the foreign exchange and interest rate risk of our cross–currency swaps. The Value–at–Risk provides an estimate of the level of a one–day loss that may be equaled or exceeded due to changes in the fair value of these foreign exchange rate and interest rate–sensitive financial instruments. The type of Value–at–Risk model used to estimate the maximum potential one–day loss in the fair value is a variance/covariance method. The Value–at–Risk model assumes normal market conditions and a 95% confidence level. There are various modeling techniques that can be used to compute value at risk. The computations used to derive our values take into account various correlations between currency rates and interest rates. The correlations have been determined by observing foreign exchange currency market changes and interest rate changes over the most recent one–year period. We have excluded anticipated transactions, firm commitments, cash balances, and accounts receivable and payable denominated in foreign currencies from the Value–at–Risk calculation, some of which these instruments are intended to hedge.

The Value–at–Risk calculation is a statistical measure of risk exposure based on probabilities and is not intended to represent actual losses in fair value that we may incur. The calculated Value–at–Risk result does not represent the full extent of the possible loss that may occur. It attempts to represent the most likely measure of potential loss that may be experienced 95 times out of 100 due to adverse market events that may occur. Actual future gains and losses will differ from those estimated by Value–at–Risk because of changes or differences in market rates and interrelationships, hedging instruments, hedge percentages, timing and other factors.

The estimated maximum one–day loss in fair value on our cross–currency swaps, derived using the Value–at–Risk model, was $5.9 million and $8.6 million at December 28, 2003 and December 29, 2002, respectively. As we did not enter into the cross currency swaps until the second quarter of 2002, there is no comparable one–day loss in fair value at December 30, 2001. Such a hypothetical loss in fair value is a combination of the foreign exchange and interest rate components of the cross currency swap. Value changes due to the foreign exchange component would be offset completely by increases in the value of our inter–company loan, the underlying transaction being hedged. The hypothetical loss in fair value attributable to the interest rate component would be deferred until termination or maturity.

Details of all other market–sensitive derivative and other financial instruments, including their fair values, are included in the table below. These instruments include foreign currencies, commodity swaps, interest rate swaps and cross–currency swaps.

	Notional principal amounts (USD)	Changes in Fair Value Positive (Negative) (In thousands)	Maturity
December 28, 2003			
Foreign currency management			
Forwards	$ 44,048	$ (1,382)	1/04 – 12/05
Cross currency swap	773,800	(138,684)	5/12
Commodity pricing management			
Swaps	92,468	9,638	2/04 – 2/06
Interest rate pricing management			
Interest rate swap	76,200	6,904	5/12
Total		$ (123,524)	
December 29, 2002			
Foreign currency management			
Forwards	$ 19,655	$ 106	01/03–12/03
Cross currency swap	773,800	(43,621)	05/12
Commodity pricing management			
Swaps	112,573	(4,630)	03/03–09/04
Interest rate pricing management			
Interest rate swap	76,200	8,493	05/12
Total		$ (39,652)	

Maturities of derivative financial instruments held on December 28, 2003, are as follows (in thousands):

2004	2005	2006 and thereafter	Total
$ 4,760	$ 3,106	$ (131,390)	$ (123,524)

A sensitivity analysis has been prepared to estimate our exposure to market risk of interest rates, foreign exchange rates and commodity prices. The sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the applicable market interest rates, foreign exchange rates and commodity prices. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecast with reliable accuracy. Therefore, actual changes in fair values could differ significantly from the results presented in the table below.

The following table presents the results of the sensitivity analysis of our derivative and debt portfolio:

Estimated Fair Value Volatility	As of December 28, 2003	December 29, 2002
	(In millions)	
Foreign currency risk:		
forwards, swaps	$ (5.0)	$ (2.1)
Interest rate risk:		
debt, swaps	$ (32.4)	$ (42.1)
Commodity price risk:		
swaps	$ (10.2)	$ (10.8)

ITEM 8. Financial Statements and Supplementary Data

Index to Financial Statements

Consolidated Financial Statements:

Management's Report to Shareholders

Report of Independent Auditors

Consolidated Statements of Income and Comprehensive Income for each of the three years in the period ended December 28, 2003

Consolidated Balance Sheets at December 28, 2003, and December 29, 2002

Consolidated Statements of Cash Flows for each of the three years in the period ended December 28, 2003

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 28, 2003

Notes to Consolidated Financial Statements

MANAGEMENT'S REPORT TO SHAREHOLDERS

The preparation, integrity and objectivity of the financial statements and all other financial information included in this annual report are the responsibility of the management of Adolph Coors Company. The financial statements have been prepared in accordance with generally accepted accounting principles, applying estimates based on management's best judgment where necessary. Management believes that all material uncertainties have been appropriately accounted for and disclosed.

The established system of accounting procedures and related internal controls provide reasonable assurance that the assets are safeguarded against loss and that the policies and procedures are implemented by qualified personnel.

PricewaterhouseCoopers LLP, the Company's independent auditors, provide an objective, independent audit of the consolidated financial statements. Their accompanying report is based upon an examination conducted in accordance with generally accepted auditing standards, including tests of accounting procedures and records.

The Board of Directors, operating through its Audit Committee composed of independent, outside directors, monitors the Company's accounting control systems and reviews the results of the Company's auditing activities. The Audit Committee meets at least quarterly, either separately or jointly, with representatives of management, PricewaterhouseCoopers LLP, and internal auditors. To ensure complete independence, PricewaterhouseCoopers LLP and the Company's internal auditors have full and free access to the Audit Committee and may meet with or without the presence of management.

W. LEO KIELY, III
Chief Executive Officer, Adolph Coors Company
President and Chief Executive Officer,
Coors Brewing Company

TIMOTHY V. WOLF
Vice President and Chief Financial Officer,
Adolph Coors Company
Coors Brewing Company

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Adolph Coors Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Adolph Coors Company and its subsidiaries at December 28, 2003 and December 29, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
March 11, 2004

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT FOR SHARE DATA)

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Sales – domestic and international (Note 2)	$ 5,387,220	$ 4,956,947	$ 2,842,752
Beer excise taxes	(1,387,107)	(1,180,625)	(413,290)
Net sales	4,000,113	3,776,322	2,429,462
Cost of goods sold (Note 2)	(2,586,783)	(2,414,530)	(1,537,623)
Gross profit	1,413,330	1,361,792	891,839
Other operating expenses:			
Marketing, general and administrative	(1,105,959)	(1,057,240)	(717,060)
Special charges, net	—	(6,267)	(23,174)
Total other operating expenses	(1,105,959)	(1,063,507)	(740,234)
Operating income	307,371	298,285	151,605
Other (expense) income:			
Gain on sales of distributorships	—	—	27,667
Interest income	19,245	21,187	16,409
Interest expense	(81,195)	(70,919)	(2,006)
Other income, net (Note 2)	8,397	8,047	4,338
Total other income (expense)	(53,553)	(41,685)	46,408
Income before income taxes	253,818	256,600	198,013
Income tax expense	(79,161)	(94,947)	(75,049)
Net income	174,657	161,653	122,964
Other comprehensive income, net of tax :			
Foreign currency translation adjustments	147,803	70,884	14
Unrealized gain (loss) on derivative instruments	282	15,358	(6,200)
Unrealized gain on available–for–sale securities	—	—	3,718
Minimum pension liability adjustment	(15,031)	(212,092)	(8,487)
Reclassification adjustments	4,235	4,993	(4,898)
Comprehensive income	$ 311,946	$ 40,796	$ 107,111
Net income per share – basic	$ 4.81	$ 4.47	$ 3.33
Net income per share – diluted	$ 4.77	$ 4.42	$ 3.31
Weighted average shares – basic	36,338	36,140	36,902
Weighted average shares – diluted	36,596	36,566	37,177

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of December 28, 2003	As of December 29, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 19,440	$ 59,167
Accounts and notes receivable:		
Trade, less allowance for doubtful accounts of $12,413 and $14,334, respectively	618,053	600,263
Affiliates	38,367	41,429
Other, less allowance for doubtful accounts of $4,641 and $6,693, respectively	94,652	63,734
Inventories:		
Finished	91,214	86,372
In process	29,480	31,850
Raw materials	81,068	56,239
Packaging materials, less allowance for obsolete inventories of $1,879 and $2,069, respectively	7,723	10,210
Total inventories	209,485	184,671
Maintenance and operating supplies, less allowance for obsolete supplies of $12,939 and $12,032, respectively	28,512	30,488
Deferred tax asset	12,819	20,976
Other current assets, less allowance for obsolete advertising supplies of $1,093 and $923, respectively	57,520	53,168
Total current assets	1,078,848	1,053,896
Properties, net	1,450,785	1,380,239
Goodwill	796,420	727,069
Other intangibles, less accumulated amortization of $45,498 and $25,622, respectively	552,112	529,076
Investments in joint ventures, less accumulated amortization of $15,252 and $7,816, respectively (Note 2)	193,582	191,184
Long–term deferred tax asset	204,804	206,400
Long–term notes receivable, less allowance for doubtful accounts of $12,548 and $17,794, respectively	108,280	109,082
Other non–current assets	101,395	100,465
Total assets	$ 4,486,226	$ 4,297,411

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	As of December 28, 2003	As of December 29, 2002
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable:		
Trade	$ 359,402	$ 288,172
Affiliates	36,802	46,475
Accrued salaries and vacations	57,593	79,001
Taxes, other than income taxes	212,481	178,044
Accrued expenses and other liabilities	376,279	412,150
Short–term borrowings	21,309	101,654
Current portion of long–term debt	69,856	42,395
Total current liabilities	1,133,722	1,147,891
Long–term debt	1,159,838	1,383,392
Deferred tax liability	195,523	156,437
Deferred pension and post–retirement benefits	530,126	511,869
Other long–term liabilities	199,641	115,971
Total liabilities	3,218,850	3,315,560
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Capital stock: (Note 10)		
Preferred stock, non–voting, no par value (authorized: 25,000,000 shares; issued and outstanding: none)	—	—
Class A common stock, voting, $0.01 par value at December 28, 2003 and no par value at December 29, 2003 (authorized, issued and outstanding: 1,260,000 shares)	13	1,260
Class B common stock, non–voting, $0.01 par value at December 28, 2003 and no par value at December 29, 2003 (authorized: 200,000,000 shares; issued and outstanding: 35,153,707 and 35,080,603, respectively)	352	8,352
Total capital stock	365	9,612
Paid–in capital	32,049	19,731
Unvested restricted stock	(681)	(1,009)
Retained earnings	1,231,802	1,086,965
Accumulated other comprehensive income (loss)	3,841	(133,448)

Total shareholders' equity		1,267,376		981,851
Total liabilities and shareholders' equity	$	4,486,226	$	4,297,411

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Cash flows from operating activities:			
Net income	$ 174,657	$ 161,653	$ 122,964
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net earnings of joint ventures	(65,542)	(54,958)	(43,630)
Distributions from joint ventures	70,900	66,616	39,453
Impairment charge and non–cash portion of special charges	—	—	6,591
Depreciation, depletion and amortization	236,821	227,132	121,091
Amortization of debt issuance costs and discounts	6,790	3,167	—
Gains on sales of securities	—	(4,003)	(4,042)
Gain on sale, net of loss on abandonment of properties and intangibles, net	(4,580)	(9,816)	(30,467)
Deferred income taxes	53,497	11,679	(19,176)
Gain/loss on FX fluctuations and derivative instruments	1,252	2,576	294
Tax benefit from equity compensation plans	412	3,410	4,366
Changes in current assets and liabilities (net of assets acquired and liabilities assumed in a business combination accounted for under the purchase method):			
Trade receivables	31,067	(254,425)	9,499
Trade payables	110,457	83,493	(27,544)
Inventory	(5,549)	39,210	(5,199)
Accrued expenses and other liabilities	(63,399)	(36,631)	28,863
Other	(2,645)	19,442	(9,667)
Net cash provided by operating activities	544,138	258,545	193,396
Cash flows from investing activities:			
Purchases of investments	—	—	(228,237)
Sales and maturities of investments	—	232,758	268,093
Additions to properties	(240,355)	(239,547)	(243,003)
Additions to intangible assets	(103)	(7,295)	(1,545)
Proceeds from sales of properties and intangible assets	16,404	27,357	63,529
Acquisition of CBL, net of cash acquired	—	(1,587,300)	—
Investment in Molson USA, LLC	(5,240)	(2,750)	(65,000)
Other	(630)	(7,561)	9,414
Net cash used in investing activities	(229,924)	(1,584,338)	(196,749)
Cash flows from financing activities:			
Issuances of stock under stock plans	2,491	15,645	10,701
Purchases of treasury stock	—	—	(72,345)
Dividends paid	(29,820)	(29,669)	(29,510)
Proceeds from issuance of debt	—	2,391,934	—
Net (payments) proceeds from short–term borrowings	(84,170)	331,333	—
Net proceeds on commercial paper	249,645	—	—
Payments on debt and capital lease obligations	(462,547)	(1,379,718)	—
Debt issuance costs	—	(10,074)	—
Change in overdraft balances	(32,992)	(27,783)	51,551
Other	—	—	759
Net cash (used in) provided by financing activities	(357,393)	1,291,668	(38,844)
Cash and cash equivalents:			
Net decrease in cash and cash equivalents	(43,179)	(34,125)	(42,197)
Effect of exchange rate changes on cash and cash equivalents	3,452	16,159	(431)
Balance at beginning of year	59,167	77,133	119,761
Balance at end of year	$ 19,440	$ 59,167	$ 77,133

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS)

	Shares of common stock issued		Common stock issued		Paid–in capital	Unvested restricted stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Class A	Class B	Class A	Class B					
Balances at December 31, 2000	**1,260**	**35,871**	**$ 1,260**	**$ 8,541**	**$ 11,332**	**$ (129)**	**$ 908,123**	**$ 3,262**	**$ 932,389**
Shares issued under stock plans, including related tax benefit		324		75	13,463	(651)	780		13,667
Amortization of restricted stock						183	(183)		
Purchases of stock		(1,506)		(357)	(24,795)		(47,193)		(72,345)
Other comprehensive income								(15,853)	(15,853)
Net income							122,964		122,964
Cash dividends – $0.72 per share							(29,510)		(29,510)
Balances at December 30, 2001	**1,260**	**34,689**	**1,260**	**8,259**	**—**	**(597)**	**954,981**	**(12,591)**	**951,312**
Shares issued under stock plans, including related tax benefit		392		93	19,731	(770)			19,054
Amortization of restricted stock						358			358
Other comprehensive income								(120,857)	(120,857)
Net income							161,653		161,653
Cash dividends – $0.80 per share							(29,669)		(29,669)
Balances at December 29, 2002	**1,260**	**35,081**	**1,260**	**8,352**	**19,731**	**(1,009)**	**1,086,965**	**(133,448)**	**981,851**
Reincorporation and par value change			(1,247)	(8,018)	9,265				—
Shares issued under stock plans, including related tax benefit		73		18	3,053	(164)			2,907
Amortization of restricted stock						492			492
Other comprehensive income								137,289	137,289
Net income							174,657		174,657
Cash dividends – $0.80 per share							(29,820)		(29,820)
Balances at December 28, 2003	**1,260**	**35,154**	**$ 13**	**$ 352**	**$ 32,049**	**$ (681)**	**$ 1,231,802**	**$ 3,841**	**$ 1,267,376**

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Fiscal Year
Our fiscal year is a 52– or 53–week period ending on the last Sunday in December. Fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001, were all 52–week periods.

Principles of Consolidation
Our consolidated financial statements include our accounts and our majority–owned and controlled domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements are affected.

Reclassifications
Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

Revenue Recognition
Revenue is recognized in the Americas segment when product is shipped and the risk of loss transfers to our unrelated customers, which are principally independent distributors or wholesalers in the United States. Revenue is recognized in the Europe segment when product is received by our customers, who are principally independent retailers in the United Kingdom. In the United Kingdom, excise taxes are included in the purchase price from the vendor on beverages purchased from third parties for resale (factored brands business) and are included in our cost of goods sold when ultimately sold. We pass those costs onto our customers and include the related amounts in our net sales. The cost of various programs, such as price promotions, rebates and coupon programs are treated as a reduction of sales. Sales of products are for cash or otherwise agreed upon credit terms.

Outside of unusual circumstances, if product is returned, it is generally for failure to meet our quality standards, not caused by customer actions. Products that do not meet our high quality standards are returned and destroyed. We do not have standard terms that permit return of product. We estimate the costs for product returns and record those costs in cost of goods sold in the Consolidated Statements of Income each period. We reduce revenue at the value of the original sales price in the period that the product is returned.

Cost of Goods Sold
Our cost of goods sold includes beer raw materials, packaging materials (including promotional packaging), manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound and outbound freight charges, purchasing and receiving costs, inspection costs, warehousing and internal transfer costs.

Equity Method Accounting
We generally apply the equity method of accounting to 20% –50% owned investments where we exercise significant influence. These investments primarily involve equity ownership in captive suppliers of goods and services for our business. These investments involve operations that manufacture bottles and cans for our Americas business and transportation services in Europe. They also include ventures that manufacture, distribute and sell Coors Light in Canada, Molson branded beers in the United States and Grolsch in the United Kingdom.

We own a 50.1% interest in a non–consolidated joint venture (Coors Canada) that we account for using the equity method of accounting due to the effective control of the partnership being shared equally by the partners under the operating agreement.

There are no related parties that own interests in our equity method investments.

Cost Method Investment

In 1991, we became a limited partner in the Colorado Baseball Partnership 1993, Ltd. (Baseball Partnership) for an investment of $10.0 million. This commitment was finalized upon the awarding of a National League Baseball franchise to Colorado in 1991. The initial investment as a limited partner has been paid and gave us a 17.1% interest in the partnership. We generally apply the cost method of accounting to less than 20% owned investments where we do not exercise significant influence. Our use of the cost method is in accordance with the provisions of Emerging Issues Task Force Topic D–46 (EITF D–46) "*Accounting for Limited Partnership Investments*" as we entered into the limited partnership agreement in 1991 prior to the effective date for the implementation of EITF D–46, which was to be applied to all limited partnership investments made after May 18, 1995. As a limited partner, we take no part in control, management, direction or operation of the affairs of the Baseball Partnership and have no power to bind the Baseball Partnership. Profit and loss from operations of the Baseball Partnership are allocated among the partners in accordance with their ownership ratios. We did not receive any cash distributions or income in 2003, 2002 or 2001. We believe that the carrying amount of our investment in the Baseball Partnership is not in excess of fair value.

In July 2003, Coors signed a $2.1 million promissory note with the Colorado Rockies Baseball Club. Each partner's loan amount was based on their ownership percentage. Ownership percentages in the partnership did not change. The note is due in 20 years and interest will be paid at 5% annually. The principal amount is recorded in Other Non–Current assets.

Marketing, General and Administrative
Our marketing, general and administrative expenses consist predominately of advertising, sales staff costs, and non–manufacturing administrative and overhead costs. The creative portion of our advertising activities is expensed as incurred. The costs to produce our advertising and promotional material are generally expensed when the advertising is first run. Cooperative advertising expenses are included in marketing, general and administrative costs. Advertising expense was $588.2 million, $586.2 million and $465.2 million for years 2003, 2002, and 2001, respectively. Prepaid advertising costs of $30.6 million ($13.0 million in current and $17.6 million in long–term) and $34.0 million ($12.5 million in current and $21.5 million in long–term) were included in Other current and Other non–current assets in the Consolidated Balance Sheets at December 28, 2003, and December 29, 2002, respectively.

Trade Loans
CBL extends loans to retail outlets that sell our brands. Some of these loans provide for no interest to be payable, and others provide for payment of a below market interest rate. In return, the retail outlets receive smaller discounts on beer and other beverage products purchased from us, with the net result being CBL attaining a market return on the outstanding loan balance. Trade loans receivables are classified as either other receivables or other non–current assets in our Consolidated Balance Sheets. At December 28, 2003, total loans outstanding, net of allowances, was $148.3 million.

We have reclassified a portion of beer revenue into interest income to reflect a market rate of interest on these notes. In 2003, this amount was $17.2 million. We have included this interest income in the Europe segment since it is related solely to the Europe business.

Allowance for Doubtful Accounts
In the Americas segment, our allowance for doubtful accounts and credit risk is insignificant as the majority of the Americas accounts receivable balance is generated from sales to independent distributors with whom collection occurs through electronic funds transfer. Also, in the Americas, we secure substantially all of our product sale credit risk with purchase money security interests in inventory and proceeds, personal guarantees and other letters of credit.

Because the majority of CBL sales are directly to retail customers, and because of the industry practice of making trade loans to customers, our ability to manage credit risk in this business is critical. At CBL, we provide allowances for trade receivables and trade loans associated with the ability to collect outstanding receivables from our customers. Generally, provisions are recorded to cover the full exposure to a specific customer at the point the account is considered uncollectible. At this time, we record the provision as a bad debt in Marketing, general and administrative expenses. Provisions are reversed upon recoverability of the account or relieved at the point an account is written off.

We are not able to predict changes in financial condition of our customers and, if circumstances related to our customers deteriorate, our estimates of the recoverability of our trade receivables and trade loans could be materially affected.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the last–in, first–out (LIFO) method for substantially all inventories in the United States and on the first–in, first–out (FIFO) method in the United Kingdom. Current cost in the United States, determined on the FIFO method, exceeded LIFO cost by $38.6 million and $39.3 million at December 28, 2003 and December 29, 2002, respectively.

We regularly assess the shelf–life of our inventories and write off those inventories when it becomes apparent the product will not be sold within our freshness specifications.

Dispense Assets
CBL owns and maintains the dispense equipment in on–trade retail outlets. Dispense equipment, which moves the beer from the keg in the cellar to the glass, is capitalized at cost upon installation and depreciated on a straight–line basis over an average life of 7 years. Labor and materials used to install dispense equipment are capitalized and depreciated over 2 years. Dispense equipment awaiting installation is held in inventory and valued at the lower of cost or market. Ordinary repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments
The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short–term maturity of these instruments. The fair value of long–term obligations for derivatives was estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amounts reflected in the consolidated financial statements. The fair value of long–term debt exceeds the carrying value by approximately $86.5 million.

Foreign Currency Translation
Assets and liabilities recorded in foreign currencies that are the functional currencies for the respective operations are translated at the prevailing exchange rate at the balance sheet date. Revenue and expenses are translated at the average exchange rates during the period. Translation adjustments resulting from this process are reported as a separate component of Other comprehensive income.

Stock–Based Compensation
We account for employee stock options in accordance with Accounting Principles Board No.25, "*Accounting for Stock Issued to Employees*" (APB No. 25). Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. See Footnote 6, Stock Option, Restricted Stock Award and Employee Award Plans, for additional information on our stock options.

We use the intrinsic value method allowed under APB No. 25 when accounting for our stock–based compensation. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock–based compensation:

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
	(In thousands, except per share data)		
Net income, as reported	$ 174,657	$ 161,653	$ 122,964
Total stock–based compensation expense determined under fair value based methods for all awards, net of related tax effects	(10,312)	(12,059)	(16,544)
Proforma net income	$ 164,345	$ 149,594	$ 106,420
Earnings per share:			
Basic – as reported	$ 4.81	$ 4.47	$ 3.33
Basic – proforma	$ 4.52	$ 4.14	$ 2.88
Diluted – as reported	$ 4.77	$ 4.42	$ 3.31
Diluted – proforma	$ 4.48	$ 4.09	$ 2.86

Statement of Cash Flows Data
Cash equivalents represent highly liquid investments with original maturities of 90 days or less. The fair value of these investments approximates their carrying value. The following presents our supplemental cash flow information:

	For the fiscal years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In millions)	
Cash paid for interest	$ 78.5	$ 64.6	$ 7.6
Cash paid for income taxes	$ 30.7	$ 44.6	$ 83.2
Issuance of restricted and common stock, net of forfeitures	$ 0.1	$ 0.8	$ 0.6
Tax effect from exercise of stock options	$ 0.4	$ 3.4	$ 4.4

Recent Accounting Pronouncements

FASB Statement No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)
This standard revision is effective immediately and is reflected in Notes 7 and 8. While the standard does not change the accounting and measurement for pensions and other postretirement benefits, it does add new disclosures for the footnotes to the financial statements, including comparative information for prior periods presented. The disclosures are applicable to both pension and other postretirement plans. Key additional disclosures include:

- Plan assets by category.
- A narrative description of investment policies and strategies, including target allocation percentages.
- A narrative description of the basis used to determine the overall expected long-term rate-of-return on assets.
- Benefits expected to be paid in each of the next five years and the total for the five years thereafter.
- The employer's best estimate of the contributions expected to be made during the next fiscal year.
- Interim disclosures (in Form 10-Q) of net periodic benefit expense and significant revisions to employer contributions paid or expected to be paid. Companies with investments in "special purpose entities (SPEs)" were required to implement FIN 46R in 2003; however, companies with VIEs are permitted to implement in the first quarter of 2004.

FASB Interpretation No. 46R, Consolidation of Variable Interest Entities – An Interpretation of ARB51
The FASB finalized FIN 46R in December 2003. FIN 46R expands the scope of ARB51 and various EITFs and can require consolidation of legal structures, called *"variable interest entities (VIEs)."* Companies with investments in *"Special purpose entities (SPEs)"* were required to implement FIN46R in 2003; however, Companies with VIEs are permitted to implement in the first quarter of 2004. While we do not have SPEs, we do have VIEs that we have tentatively determined will qualify for consolidation. These include RMMC and RMBC. We plan to consolidate these VIEs in the first quarter of 2004. Although we believe our Grolsch and Coors Canada investments are VIEs, we are still evaluating whether we are the primary beneficiaries for these investments with respect to consolidation under FIN 46. The most significant impact to our financial statements will be to add the plant assets of RMMC and RMBC, and totaling approximately $75 million and RMMC debt of approximately $45 million to our balance sheet. We anticipate minimal impact to our consolidated net income. Note 2 discusses our various equity method investments.

SEC Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition
SAB 104 was released in December 2003. SAB 104 updates interpretative guidance in the codification of staff accounting bulletins to provide consistent accounting guidance on revenue recognition. We adopted SAB 104 in December 2003 with no impact to our financial statements or our financial reporting.

Other New Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "*Accounting for Asset Retirement Obligations*" (SFAS No. 143), which is applicable to financial statements issued for fiscal years beginning after June 15, 2002. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. We adopted this statement effective December 30, 2002, the beginning of our 2003 fiscal year, with no material impact to our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*" (SFAS No. 149), which is applicable to contracts entered into or modified after June 30, 2003, and to hedging relationships designated after June 30, 2003. SFAS No. 149 amends Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS No. 133) for decisions made as part of the Derivatives Implementation Group process, which required amendments to SFAS No. 133 in connection with financial instrument-related FASB projects and in connection with other issues that arose during the implementation phase of SFAS No. 133. The adoption of this statement on June 30, 2003, did not have a material impact on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,*" which is applicable to financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement requires that certain financial instruments that have previously been classified as equity but that have characteristics of both equity and liabilities, be classified as liabilities. These instruments include, but are not limited to, instruments that embody obligations to purchase or issue shares at the settlement date of an obligation. Our adoption of this statement did not have a material effect on our financial statements.

The FASB Staff issued FASB Staff Position (FSP) No. 106-1, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,"* in December 2003. The FSP is effective for financial statements of fiscal years ended after December 7, 2003, coincident with the signing of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act provides for, among other things, a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. While SFAS 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* explains the accounting treatment for retire health care plans, the guidance does not include the accounting for federal subsidies. FSP 106-1 permits companies to defer accounting for the Act under SFAS 106 until such time as the effects on the companies' retirement obligations can be accurately predicted. Because our postretirement medical benefits do not include the features represented by the Act, we will not have any impact on our future financial statements as a result of the Act or the issuance of FSP 106-1.

2. Equity Method Investments

Non–Majority Owned Equity Investments
We have investments in affiliates that are non–majority owned and are accounted for using the equity method of accounting where we exercise significant influence. These investments aggregated $185.0 million and $184.8 million at December 28, 2003 and December 29, 2002, respectively. There are no related parties who own interests in our equity method investments.

Summarized condensed balance sheet information for our non–majority owned equity method investments are as follows:

	As of December 28, 2003		As of December 29, 2002	
	(In thousands)			
Current assets	$	129,753	$	129,977
Non–current assets	$	175,770	$	166,402
Current liabilities	$	155,553	$	138,658
Non–current liabilities	$	43,385	$	52,276

Summarized condensed income statement information for our non–majority owned equity method investments are as follows:

	For the fiscal years ended December 28, 2003		December 29, 2002		December 30, 2001	
	(In thousands)					
Net sales	$	763,438	$	652,051	$	359,092
Gross profit	$	104,205	$	103,000	$	61,722
Pre–tax income	$	43,660	$	39,088	$	21,741
Company's equity in pre–tax income	$	18,014	$	17,956	$	14,372

Molson USA, LLC
In January 2001, we entered into a joint venture partnership agreement with Molson and paid $65.0 million for a 49.9% interest in the joint venture. The venture's total assets are approximately $15.0 million at December 28, 2003. The joint venture, Molson USA LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. Approximately $63.9 million of our initial investment was considered goodwill. Through December 30, 2001, the goodwill was being amortized on a straight–line basis over a life of 40 years, and the amortization expense was $1.6 million.

Our share of the net loss was approximately $2.6 million, $4.8 million and $2.2 million in 2003, 2002 and 2001, respectively. This net loss is included in other income, net on the accompanying Consolidated Statements of Income given the immateriality of these results. As a result of these operating losses, we have considered whether our investment is impaired under Accounting Principles Board Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock*," using the discounted cash flow model and determined that it was not impaired. The recoverability of our investment in the joint venture will be further evaluated during 2004 as we reevaluate the assumptions used in the model based on our continued experience with this business. We have tentatively determined that, while Molson USA is a variable interest entity as defined by FIN 46R, we are not the primary beneficiary of the entity. We believe our maximum exposure to loss over our required ownership period to be approximately $44 million.

Rocky Mountain Bottle Company
We have a 50% interest in a joint venture with Owens, RMBC, to produce glass bottles at our glass manufacturing facility. RMBC has a contract to supply our bottle requirements and Owens has a contract to supply the majority of our bottles for our bottle requirements not met by RMBC. On July 29, 2003, we signed a new agreement, effective August 1, 2003, with Owens relating to the operation of our joint venture and the production of glass bottles. The new agreement has a term of 12 years. In 2003, we purchased all of the bottles produced by RMBC, or approximately 1.1 billion bottles. At December 28, 2003, RMBC's total assets are $44.8 million.

Purchases under this supply agreement in 2003, 2002 and 2001 were approximately $86 million, $92 million and $92 million, respectively. Cash distributions received from this joint venture were $12.3 million, $18.2 million and $9.1 million in 2003, 2002 and 2001, respectively. Our share of net income from this partnership was $7.8 million, $13.2 million and $10.9 million in 2003, 2002 and 2001, respectively, and is included as a reduction of cost of goods sold on the accompanying Consolidated Statements of Income. We have tentatively determined that RMBC is a variable interest entity as defined in FIN 46R, and that we are the primary beneficiary of the entity. As a result, we intend to consolidate RMBC beginning in the first quarter of 2004. We anticipate minimal impact on consolidated results.

Rocky Mountain Metal Container
Effective January 1, 2002, we became an equal member with Ball Corporation (Ball) in a Colorado limited liability company, RMMC. Also effective on January 1, 2002, we entered into a can and end supply agreement with RMMC (the Supply Agreement), whereby we agreed to purchase substantially all of the can and end requirements for our Golden Brewery from the venture. On July 1, 2002, RMMC increased its debt obligations from $20 million to $50 million (such debt is not included on our Consolidated Balance Sheet). The proceeds have been used to finance planned capital improvements. RMMC's debt is secured by its various supply and access agreements with no recourse to CBC or Ball. At December 28, 2003, RMMC's total assets were $78.8 million and its debt outstanding was approximately $45 million.

Purchases under this supply agreement were approximately $206 million and $210 million in 2003 and 2002, respectively. Our share of net income from the limited liability company was approximately $0.1 million and $0.6 million in 2003 and 2002, respectively, that is included within cost of goods sold on the accompanying Consolidated Statements of Income. There were no distributions from the venture in 2003 or 2002. We have tentatively determined that RMMC is a variable interest entity as defined in FIN 46R and that we are the primary beneficiary of the entity. As a result, we intend to consolidate RMMC beginning in the first quarter of 2004. We expect minimal impact on consolidated results, although debt of approximately $45 million will be included in our Consolidated Balance Sheet.

Tradeteam
Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. Total assets of the venture are $129.4 million. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between the CBL breweries and customers. Tradeteam also delivers products for other UK brewers. Purchases under this distribution agreement were approximately $157 million and $131 million in 2003 and 2002, respectively. We received $8.8 million and $8.4 million in distributions in 2003 and 2002, respectively. Our share of the joint venture's pre–tax income was $9.1 million and $8.3 million in 2003 and 2002, respectively, which is recorded as other income in 2003 (given the immateriality of its results) and cost of goods sold in 2002 on the accompanying Consolidated Statements of Income. This change in presentation is due to a change in the entity from primarily a captive supplier of CBL to a supplier of CBL, as well as independent companies. We have tentatively determined that Tradeteam is not a variable interest entity as defined in FIN 46R.

Tradeteam had one uncommitted line of credit totaling 15 million GBP, or approximately $26.6 million based on foreign exchange rates at December 28, 2003. No amount was outstanding on this line of credit at December 28, 2003. We do not believe there is a significant exposure to loss in our current relationship over our expected ownership period.

Grolsch
CBL has a 49% interest in the joint venture company, Grolsch UK Limited (Grolsch). The Grolsch joint venture involves the marketing of Grolsch branded beer in the United Kingdom and Republic of Ireland. The majority of the Grolsch branded beer is manufactured by CBL, under a contract brewing arrangement with the joint venture. CBL sells the beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid CBL, plus a marketing and overhead charge and a profit margin. Total assets of the Grolsch joint venture are $30.2 million. The profit margin is considered a royalty paid to the joint venture as the brand owner. We received $3.2 million and $2.6 million in distributions in 2003 and 2002, respectively. Our share of pre–tax income from the joint venture was $3.6 million and $2.0 million in 2003 and 2002, respectively, which is recorded as a reduction of cost of goods sold on the accompanying Consolidated Statements of Income. The joint venture contains provisions permitting the joint venture partner, Royal Grolsch N.V., subject to notice, to buy our interest in the joint venture. Although we believe Grolsch is a VIE, we are still evaluating whether we are the primary beneficiary of the Grolsch investment with respect to consolidation under FIN 46R.

Golden Properties
In 1992, we spun off our wholly owned subsidiary, ACX Technologies, Inc., which has subsequently changed its name to Graphic Packaging Corporation (GPC) and merged with an unrelated entity. The new entity is owned approximately 30% by various Coors family trusts. We are also a limited partner in a real estate development partnership (Golden Properties) in which a subsidiary of GPC is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by us. We received cash distributions of $0.5 million in 2002 as a return of our capital account. We did not receive any cash distributions in 2003. We were not entitled to any of the joint venture income in 2003, 2002 or 2001. We do not believe Golden Properties is a variable interest entity as defined in FIN 46R.

Majority–Owned, Non–Consolidated Equity Investment
We have an investment in Coors Canada, an affiliate that is majority–owned (50.1%), non–consolidated and is accounted for using the equity method of accounting. This investment aggregated $8.5 million and $6.4 million at December 28, 2003 and December 29, 2002, respectively. There are no related parties who own interests in this equity method investment.

Summarized condensed balance sheet information for our majority–owned equity method investment is as follows:

	As of December 28, 2003 (In thousands)	As of December 29, 2002
Current assets	$ 22,840	$ 17,448
Non–current assets	$ 364	$ 266
Current liabilities	$ 6,171	$ 4,530
Non–current liabilities	$ —	$ —

Summarized condensed income statement information for our majority–owned equity method investments is as follows:

	December 28, 2003	For the years ended December 29, 2002 (In thousands)	December 30, 2001
Net sales	$ 262,749	$ 213,373	$ 185,249
Gross profit	$ 139,191	$ 111,193	$ 115,489
Pre–tax income	$ 94,232	$ 73,856	$ 58,386
Equity in pre–tax income of majority–owned investments	$ 47,528	$ 37,002	$ 29,258

Coors Canada
Coors Canada, Inc. (CCI), a wholly owned subsidiary, formed a partnership, Coors Canada, with Molson to market and sell our products in Canada. Coors Canada began operations January 1, 1998. CCI and Molson have a 50.1% and 49.9% interest, respectively. CCI's investment in the partnership is accounted for using the equity method of accounting due to effective control of the partnership being shared equally by its partners. The partnership agreement has an indefinite term and can be canceled at the election of either partner. Under the partnership agreement, Coors Canada is responsible for marketing our products in Canada, while the partnership contracts with Molson for brewing, distribution and sales of these brands. Coors Canada receives an amount from Molson generally equal to net sales revenue generated from our brands less production, distribution, sales and overhead costs related to these sales. CCI received distributions from the partnership of a US dollar equivalent of approximately $46.7 million, $36.0 million and $27.9 million for 2003, 2002 and 2001, respectively. Our share of pre–tax income from this partnership, which was approximately $47.5 million in 2003, $37.0 million in 2002 and $29.2 million in 2001, is included in sales in the accompanying Consolidated Statements of Income. Although we believe Coors Canada is a VIE, we are still evaluating whether we are the primary beneficiary of the Coors Canada partnership with respect to consolidation under FIN 46R. We do not believe there is a significant exposure to loss in our current relationship over the expected ownership period.

The following summarizes own equity in investment pre–tax income.

Equity in pre–tax income of majority–owned investments	$ 47,528	$ 37,002	$ 29,258
Equity in pre–tax income of non–majority owned investments	$ 18,014	$ 17,956	$ 14,372
Total equity in pre–tax income of all equity investments	$ 65,542	$ 54,958	$ 43,630

3. Properties

The cost of properties and related accumulated depreciation, depletion and amortization consists of the following:

	As of December 28, 2003	As of December 29, 2002
	(In thousands)	
Land and improvements	$ 173,116	$ 137,054
Buildings	741,384	681,584
Machinery and equipment	2,935,388	2,150,993
Natural resource properties	2,991	6,774
Software	252,360	227,353
Construction in progress	40,670	69,916
	4,145,909	3,273,674
Less accumulated depreciation, depletion and amortization	(2,695,124)	(1,893,435)
Net properties	$ 1,450,785	$ 1,380,239

Land, buildings and machinery and equipment are stated at cost. Depreciation is calculated principally on the straight–line method over the following estimated useful lives: buildings and improvements, 10 to 40 years; and machinery and equipment, 3 to 20 years. Certain equipment held under capital lease is classified as equipment and amortized using the straight–line method over the lease term. Lease amortization is included in depreciation expense. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Start–up costs associated with manufacturing facilities, but not related to construction, are expensed as incurred. Ordinary repairs and maintenance are expensed as incurred.

Natural resource properties are leasehold interests in coal reserves which as depleted as revenue is recognized.

We capitalize certain software development costs that meet established criteria, in accordance with Statement of Position, "*Accounting for the Costs of Computer Systems Developed or Obtained for Internal Use*," (SOP 98–1). We amortize software costs over 3–5 years. During 2003, we placed into service approximately $43 million of software assets related to our supply chain processes and systems implementation. Software development costs not meeting the criteria in SOP 98–1, including system reengineering, are expensed as incurred.

4. Debt

Our total borrowings were composed of the following:

Description	As of December 28, 2003		December 29, 2002	
	(In thousands)			
Short–term borrowings	$	21,309	$	101,654
Senior private placement notes	$	20,000	$	20,000
6 3/8% Senior notes due 2012		854,043		855,289
Senior Credit Facility:				
USD amortizing term loan		86,000		168,000
GBP amortizing term loan		—		365,689
Commercial paper		249,645		—
Other		20,006		16,809
Total long–term debt (including current portion)		1,229,694		1,425,787
Less current portion of long–term debt		(69,856)		(42,395)
Total long–term debt	$	1,159,838	$	1,383,392

The aggregate principal debt maturities of long–term debt for the next five fiscal years are as follows:

	Amount (In thousands)	
2004	$	69,856
2005		24,951
2006		80,133
2007		199,338
2008		—
Thereafter		855,416
Total	$	1,229,694

Interest

Interest incurred, capitalized and expensed were as follows:

	For the years ended December 28, 2003		December 29, 2002		December 30, 2001	
	(In thousands)					
Interest incurred	$	84,187	$	75,071	$	8,653
Interest capitalized		(2,992)		(4,152)		(6,647)
Interest expensed	$	81,195	$	70,919	$	2,006

Short–term Borrowings

Our short–term borrowings consist of various uncommitted lines of credit.

At December 28, 2003, we had two USD uncommitted lines of credit totaling $50 million. We had $7.0 million outstanding under these lines of credit as of December 28, 2003. Amounts outstanding under the lines of credit bear interest at a rate stated by the lenders. At December 28, 2003, the interest rate was 1.80%.

CBL had three uncommitted lines of credit totaling 30.0 million GBP, or approximately $53.1 million based on foreign exchange rates at December 28, 2003. All of the lines of credit were available to us at December 28, 2003. These lines of credit bear interest at a floating rate determined by the lenders. At December 28, 2003, the interest rate was 4.30% and balances outstanding totaled $11.9 million.

In addition, we have two uncommitted lines of credit totaling 900 million Japanese yen or approximately $8.4 million at December 28, 2003. At December 28, 2003, interest rates were below 1% and balances outstanding totaled $2.4 million.

Tradeteam, the joint venture between CBL and Exel Logistics, had one uncommitted line of credit totaling 15 million GBP, or approximately $26.6 million based on foreign exchange rates at December 28, 2003. No amount was outstanding on this line of credit at December 28, 2003, however Tradeteam is required to pay a 0.5% commitment fee on any undrawn amount. This line of credit bears interest at a rate of 1% over GBP LIBOR.

Senior Private Placement Notes Due July 2005

At December 28, 2003, we had $20.0 million in unsecured senior notes at a fixed interest rate of 6.95% per annum, all of which was classified as long–term debt. Interest on the notes is due semi–annually in January and July. Our private placement notes require that we conduct our business with certain restrictions on indebtedness, liens, mergers, consolidations, asset sales and certain other types of business activities in which we can engage. We were in compliance with these requirements at December 28, 2003.

6 3/8% Senior Notes Due 2012

On May 7, 2002, CBC completed a private placement of $850 million principal amount of 6 3/8% senior notes, due 2012, with interest payable semi–annually. The notes were priced at 99.596% of par for a yield to maturity of 6.43%, are unsecured, are not subject to any sinking fund provision and include a redemption provision (make–whole provision) if the notes are retired before their scheduled maturity. The redemption price is equal to the greater of (1) 100% of the principal amount of the notes plus accrued and unpaid interest and (2) the make whole amount of the notes being redeemed, which is equal to the present value of the principal amount of the notes and interest to be

redeemed. The notes were issued with registration rights and are guaranteed by Adolph Coors Company and certain domestic subsidiaries. Net proceeds from the sale of the notes, after deducting estimated expenses and underwriting fees, were approximately $841 million. The net proceeds were used to (1) repay the $750 million of loans outstanding under our senior unsecured bridge facility, which we entered into in connection with our acquisition of CBL and (2) to repay approximately $91 million of outstanding term borrowings under our senior unsecured credit facilities. We have also entered into hedges related to these borrowings, which are further described in Footnote 11, Derivative Instruments.

Simultaneous with the private placement, we entered into a registration rights agreement pursuant to which we exchanged the unregistered notes for substantially identical notes registered with the SEC. The exchange of all the notes was completed on September 16, 2002.

Under the terms of the notes, we must comply with certain restrictions. These restrictions include restrictions on debt secured by certain types of mortgages, secured certain threshold percentages of consolidated net tangible assets, and restrictions on certain types of sale–leaseback transactions. As of December 28, 2003, we were in compliance with all of these restrictions.

Senior Credit Facility
At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. Amounts outstanding under our term loan bear interest, at our option, at a rate per annum equal to either an adjusted LIBOR or an alternate base rate, in each case plus an additional margin. The additional margin is established based on our investment grade debt rating which is BBB+ (S&P) and Baa2 (Moody's). If our debt rating changes, the additional margin is subject to adjustment. Interest is payable quarterly unless the selected LIBOR is for a time period less than 90 days, in which case the interest is payable at the end of the time period corresponding to the selected LIBOR. The interest rate on our US term loan was 1.995% at December 28, 2003.

Our term loan is payable quarterly in arrears beginning June 27, 2003, and matures February 1, 2007. During the year ended December 28, 2003, we repaid approximately $82.0 million on our US dollar–denominated amortizing term loan, in addition to amounts paid on our British pound sterling (GBP)–denominated term loan, which was extinguished during 2003 (see "Commercial Paper" below). This has reduced the scheduled required future amortization amounts based upon application of payments already made against future payments due as per the terms of our loan agreement. In connection with the repayments on our US dollar (USD)–denominated term loan, we accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during 2003. Additional amortization charges were taken with respect to our early payments on our GBP–denominated term loan. On February 27, 2004, we repaid an additional $40 million dollars on the term loan.

We and all of our existing and future, direct and indirect, domestic subsidiaries, other than immaterial domestic subsidiaries, have guaranteed our term loan borrowings.

Our term loan requires us to meet certain periodic financial tests, including maximum total leverage ratio and minimum interest coverage ratio. There are also certain restrictions on indebtedness, liens and guarantees; mergers, consolidations and some types of acquisitions and assets sales; and certain types of business in which we can engage. As of December 28, 2003, we were in compliance with all of these restrictions.

Commercial Paper
In June 2003, we issued approximately $300 million in commercial paper, $250 million of which was outstanding as of December 28, 2003. $200 million of our commercial paper balance is classified as long–term, reflecting our intent to keep this amount outstanding for longer than 360 days and our ability to refinance these borrowings on a long–term basis through our revolving line of credit. The remaining $50 million is classified as short term, as our intent is to repay that portion in the next twelve months. As of December 28, 2003, the interest rates on our commercial paper borrowings ranged from 1.24% to 1.27%, with a weighted average of 1.255%.

In May 2003, we increased our unsecured committed credit arrangement from $300 million to $500 million in order to support our commercial paper program. As of December 28, 2003, $250 million of the total $500 million line of credit was being used as a backstop for our commercial paper program. As of December 28, 2003, all of our line of credit, except the portion backing commercial paper, was available to us. This line of credit has a five--year term expiring 2007.

Concurrent with our issuance of commercial paper, we made a payment against the then–outstanding principal

and interest on our GBP–denominated amortizing term loan of approximately 181.1 million GBP ($300.3 million at then–prevailing foreign currency exchange rates) using proceeds from our issuance of commercial paper. We made final payments on our GBP–denominated term loan of approximately 40.5 million GBP ($65.7 million at then–prevailing foreign currency exchange rates) using cash from operations during the third quarter of 2003, which fully extinguished the outstanding balance on this debt instrument. In connection with these payments, we accelerated the amortization on loan fees related to this loan on the dates of the payments and expensed approximately $3.1 million during the year.

Other Long–term Debt
Our other long–term debt consists of a CBL note payable, denominated in Euros that existed at the time of the CBL acquisition. The note bears interest at 5.39% and matures in October 2005.

Income Taxes

The pre–tax income on which the provision for income taxes was computed is as follows:

		For the years ended	
	December 28, 2003	December 29, 2002 (In thousands)	December 30, 2001
Domestic	$ 134,479	$ 134,207	$ 196,516
Foreign	119,339	122,393	1,497
Total	$ 253,818	$ 256,600	$ 198,013

Income tax expense (benefit) includes the following current and deferred provisions:

		For the years ended	
	December 28, 2003	December 29, 2002 (In thousands)	December 30, 2001
Current:			
Federal	$ 7,993	$ 50,071	$ 74,140
State	274	9,863	13,841
Foreign	16,985	19,924	1,878
Total current tax expense	25,252	79,858	89,859
Deferred:			
Federal	39,355	4,132	(16,171)
State	5,369	1,255	(3,005)
Foreign	8,773	6,292	—
Total deferred tax expense	53,497	11,679	(19,176)
Other Allocation to paid–in capital	$ 412	$ 3,410	$ 4,366
Total income tax expense	$ 79,161	$ 94,947	$ 75,049

Our income tax expense varies from the amount expected by applying the statutory federal corporate tax rate to income as follows:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Expected tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.1	2.9	3.6
Effect of foreign tax rates	(4.8)	(1.7)	(0.5)
Non–taxable income	—	—	(0.1)
Other, net	1.8	0.8	(0.1)
Audit resolution	(2.9)	—	—
Effective tax rate	31.2%	37.0%	37.9%

Our deferred taxes are composed of the following:

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Description		
Current deferred tax assets:		
Deferred compensation and other employee related	$ 15,124	$ 15,857
Retirement reserves	2,172	2,664
Balance sheet reserves and accruals	6,517	12,110
Foreign balance sheet reserves and accruals	3,106	—
Total current deferred tax assets	26,919	30,631
Current deferred tax liabilities:		
Hedging	(14,100)	(9,655)
Net current deferred tax assets	$ 12,819	$ 20,976
Non–current deferred tax assets:		
Deferred compensation and other employee related	$ 40,189	$ 27,635
Retirement reserves	143,898	138,432
Partnership investments	18,116	9,341
Environmental accruals	3,005	3,043
Deferred foreign losses	—	1,598
Foreign exchange losses	32,570	—
Deferred foreign tax credits	201,647	185,069
Valuation allowance	(40,000)	(40,000)
Total non–current deferred tax assets	399,425	325,118
Non–current deferred tax liabilities:		
Balance sheet reserves and accruals	1,116	1,121
Retirement benefits	24,353	4,027
Foreign intangibles	121,427	105,323
Foreign depreciation	67,164	50,595
Foreign other	6,932	519
Un–remitted earnings	45,589	—
Depreciation and capitalized interest	123,563	113,570
Total non–current deferred tax liabilities	390,144	275,155
Net non–current deferred tax asset	$ 204,804	$ 206,400
Net non–current deferred tax liability	$ 195,523	$ 156,437

During 2002, in connection with the purchase of CBL, we recorded a deferred tax liability on the books of CBL and a corresponding deferred tax asset on the books of the acquiring company for the difference between the purchase price and historical basis of the CBL assets. Concurrently, we recorded a $40.0 million valuation allowance to reduce our deferred tax asset to the amount that is more likely than not to be realized. In 2003, we evaluated the valuation allowance and determined no adjustment was required.

We do not provide deferred taxes on certain outside basis difference in our acquired foreign subsidiary's stock, Coors Brewers Limited (CBL). This outside basis difference is permanent in duration under SFAS 109 because we do not intend to take any action that would result in recognizing the gain inherent in certain book–over–tax basis differences.

We have not presumed any earnings from foreign subsidiaries to be permanently reinvested under APB No. 23 and, therefore, we have provided deferred taxes on those amounts. In 2004, Coors will re–evaluate whether to permanently reinvest part or all of CBL's current earnings.

Our 2003 effective tax rate was impacted by the favorable completion of federal tax audits for the years 1996 through 2000, which resulted in a 7% reduction in our second quarter rate (approximately $7.3 million in lower tax expense). Based on our current analysis, we believe our remaining income tax contingency reserves are adequate to address other worldwide income tax issues.

6. Stock Option, Restricted Stock Award and Employee Award Plans

At December 28, 2003, we had three stock–based compensation plans, which are described in greater detail below. We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our plans. Accordingly, as the exercise prices upon grant are equal to quoted market values, no compensation cost has been recognized for the stock option portion of the plans.

The 1990 Plan
The 1990 Equity Incentive Plan (1990 EI Plan) generally provides for two types of grants: stock options and restricted stock awards for CBC employees. The stock options have a term of 10 years and one–third of the stock option grant vests in each of the three successive years after the date of grant. Total authorized shares of Class B common stock for issuance under the 1990 EI Plan were 13.0 million shares at December 28, 2003.

A summary of the status of the option portion of our 1990 EI Plan is presented below:

					Options exercisable at year–end		
	Options available for grant	Outstanding options		Weighted–average exercise price	Shares		Weighted–average exercise price
As of December 31, 2000	2,870,521	2,761,597	$	45.91	910,548	$	35.21
Authorized	2,033,114	—		—			
Granted	(1,660,150)	1,660,150		67.28			
Exercised	—	(331,758)		32.38			
Forfeited	268,709	(268,709)		59.50			
As of December 30, 2001	3,512,194	3,821,280		55.41	1,374,961		43.68
Granted	(1,869,700)	1,869,700		56.54			
Exercised	—	(358,522)		40.17			
Forfeited	273,868	(273,868)		60.82			
As of December 29, 2002	1,916,362	5,058,590		56.62	2,084,056		52.82
Authorized	2,250,000	—		—			
Granted	(1,884,150)	1,884,150		49.37			
Exercised	—	(69,904)		35.67			
Forfeited	314,590	(314,590)		56.66			
As of December 28, 2003	2,596,802	6,558,246	$	54.75	3,297,810	$	55.46

The fair value of each option grant is estimated on the date of grant using the Black–Scholes option–pricing model with the following weighted–average assumptions:

	For the years ended December 28, 2003	December 29, 2002	December 30, 2001
Risk–free interest rate	2.89%	4.38%	5.01%
Dividend yield	1.68%	1.23%	0.96%
Volatility	33.95%	27.99%	30.70%
Expected term (years)	5.4	5.4	5.4
Weighted average fair market value	$ 14.87	$ 16.97	$ 20.65

The following table summarizes information about stock options outstanding at December 28, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Shares	Weighted–average remaining contractual life (years)	Weighted–average exercise price	Shares	Weighted–average exercise price
$ 16.75 – $39.15	366,525	3.41	$ 29.23	366,525	$ 29.23
$ 44.91 – $49.95	2,026,853	8.62	48.82	358,007	48.19
$ 50.26 – $59.75	2,788,870	6.86	55.58	1,653,085	55.42
$ 60.48 – $69.01	1,375,998	6.81	68.59	920,193	68.78
	6,558,246	7.20	$ 54.75	3,297,810	$ 55.46

We issued 3,000, 13,000 and 10,750 shares of restricted stock in 2003, 2002 and 2001, respectively, under the 1990 EI Plan. The term is 10 years and the shares vest in full at the end of three successive years from the date of grant. The compensation cost associated with these awards is amortized over the vesting period. Compensation cost associated with these awards was insignificant in 2003, 2002, and 2001.

In May 2002, the Company approved a stock award to be issued contingent upon certain debt reduction milestones as of December 31, 2004. The number of shares that could be issued under this incentive plan is 96,500. As of December 29, 2003, it remains unlikely that these milestones will be met. If it becomes probable that the shares will be issued, we will recognize an expense in that and future periods.

Equity Compensation Plan for Non–Employee Directors
The Equity Compensation Plan for Non–Employee Directors (EC Plan) provides for awards of the Company's Class B shares of restricted stock or options for Class B shares. Awards vest after completion of the director's annual term. The compensation cost associated with the EC Plan is amortized over the director's term. Compensation cost associated with this plan was immaterial in 2003, 2002, and 2001. Common stock authorized for the EC Plan as of December 28, 2003, was 60,000 shares.

7. Employee Retirement Plans

Defined Benefit Plans
The Company has US and UK pension plans that cover substantially all its employees. Benefits for all employees are generally based on salary and years of service. Plan funding strategies are influenced by employee benefits laws and tax laws. The Company's UK plan includes provision for employee contributions and inflation–based benefit increases for retirees. Total defined benefit pension plan expense was $38.7 million, $18.6 million and $12.2 million

in 2003, 2002 and 2001, respectively. The increase in pension expense from 2002 to 2003 is primarily due to the decline in the market value of plan investments that occurred from 2000 through 2002. Although pension investment returns were significant in 2003, the impact of the three previous years returns and a continued decline in interest rates reduced the funded positions of the plans to a level that resulted in the amortization of previously unrecognized actuarial losses. In addition, service cost for the UK plan in US dollars increased due to the appreciation of the GBP against the dollar. The aggregate funded position of the Company's plans resulted in the recognition of an additional minimum liability in 2003 and 2002.

Both US and UK plan assets consist primarily of equity securities with smaller holdings of bonds and real estate. Equity assets are well diversified between international and domestic investments, with additional diversification in the domestic category through allocations to large–cap, small–cap, and growth and value investments. Relative allocations reflect the demographics of the respective plan participants. For example, our UK participants are more heavily weighted toward pensioners than our US participants. Therefore, we have elected a smaller equity percentage in our UK plan. The following compares target asset allocation percentages as of February 27, 2004 with actual asset allocations at December 28, 2003:

	US Plan Assets		UK Plan Assets	
	Target Allocations	Actual Allocations	Target Allocations	Actual Allocations
Equities	80%	82%	65%	59%
Fixed Income	11%	10%	28%	34%
Real Estate	9%	8%	7%	6%
Other	—	—	—	1%

Investment return assumptions for both plans have been determined by obtaining independent estimates of expected long–term rates of return by asset class, applying the returns to assets on a weighted average basis and adding an active management premium where appropriate.

Although we don't expect any required contributions to other plans, it is expected that contributions to the US plan during 2004 will be approximately $40 million, and contributions to the UK plan during 2004 will be approximately $29 million (UK plan contributions translated to USD at December 31, 2003 rates).

The following represents our net periodic pension cost:

	For the fiscal years ended						
	December 28, 2003			December 29, 2002			December 30, 2001
	US Plans	UK Plan	Total	US Plans	UK Plan	Total	US Plans
	(In thousands)						
Components of net periodic pension cost:							
Service cost – benefits earned during the year	$ 18,412	$ 28,963	$ 47,375	$ 17,294	$ 18,567	$ 35,861	$ 17,913
Interest cost on projected benefit obligation	48,842	83,439	132,281	46,996	69,744	116,740	46,374
Expected return on plan assets	(48,483)	(99,630)	(148,113)	(52,407)	(85,023)	(137,430)	(58,342)
Amortization of prior service cost	5,880	—	5,880	6,074	—	6,074	5,945
Amortization of net transition/obligation	240	—	240	240	—	240	241
Recognized net actuarial loss	.9,116	—	9,116	1,007	—	1,007	110
Less expected participant and national insurance contributions	—	(8,063)	(8,063)	—	(3,929)	(3,929)	—
Net periodic pension cost (income)	$ 34,007	$ 4,709	$ 38,716	$ 19,204	$ (641)	$ 18,563	$ 12,241

The changes in the projected benefit obligation and plan assets and the funded status of the pension plans are as follows:

	As of December 28, 2003			As of December 29, 2002		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
			(In thousands)			
Actuarial present value of accumulated benefit obligation	$ 773,164	$ 1,639,330	$ 2,412,494	$ 662,057	$ 1,349,000	$ 2,011,057
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	$ 732,436	$ 1,466,606	$ 2,199,042	$ 659,106	$ 1,255,773	$ 1,914,879
Service cost, net of expected employee contributions	18,412	20,900	39,312	17,294	14,638	31,932
Interest cost	48,842	83,439	132,281	46,996	69,744	116,740
Amendments	4,678	—	4,678	—	—	—
Actual employee contributions	—	5,233	5,233	—	4,577	4,577
Actuarial loss	83,414	116,113	199,527	41,495	19,879	61,374
Benefits paid	(37,332)	(82,588)	(119,920)	(32,455)	(67,025)	(99,480)
Foreign currency exchange rate change	—	164,761	164,761	—	169,020	169,020
Projected benefit obligation at end of year	$ 850,450	$ 1,774,463	$ 2,624,913	$ 732,436	$ 1,466,606	$ 2,199,042
Change in plan assets:						
Fair value of assets at beginning of year	$ 435,200	$ 1,182,235	$ 1,617,435	$ 527,000	$ 1,233,694	$ 1,760,694
Actual return on plan assets	126,480	187,907	314,387	(80,348)	(147,027)	(227,375)
Employer contributions	37,052	13,901	50,953	24,055	7,009	31,064
Actual employee contributions	—	5,233	5,233	—	4,577	4,577
Benefits paid	(37,332)	(82,588)	(119,920)	(32,455)	(67,025)	(99,480)
Expenses paid	—	—	—	(3,052)	—	(3,052)
Foreign currency exchange rate change	—	133,570	133,570	—	151,007	151,007
Fair value of plan assets at end of year	$ 561,400	$ 1,440,258	$ 2,001,658	$ 435,200	$ 1,182,235	$ 1,617,435
Reconciliation of funded status:						
Funded status – shortfall	$ (289,050)	$ (334,205)	$ (623,255)	$ (297,236)	$ (284,371)	$ (581,607)
Unrecognized net actuarial loss	277,651	320,374	598,025	281,350	265,606	546,956
Unrecognized prior service cost	40,565	—	40,565	41,767	—	41,767
Unrecognized net transition amount	240	—	240	481	—	481
Net amount recognized	$ 29,406&sp;	$ (13,831)	$ 15,575	$ 26,362	$ (18,765)	$ 7,597
Amounts reflected in the Consolidated Balance Sheet consist of:						
Non-current prepaid benefit cost	$ 41,486	$ —	$ 41,486	$ 37,747	$ —	$ 37,747
Non-current accrued benefit liability cost	(253,250)	(199,070)	(452,320)	(264,604)	(166,805)	(431,409)
Non-current intangible asset	40,805	—	40,805&bsp;	42,248	—	42,248
Accumulated other comprehensive loss	200,365	185,239	385,604	210,971	148,040	359,011
Net amount reflected	$ 29,406	$ (13,831)	$ 15,575	$ 26,362	$ (18,765)	$ 7,597

Pension expense is actuarially calculated annually based on data available at the beginning of each year. Assumptions used in the calculation include the settlement discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below.

	For the years ended			
	US Plan		UK Plan	
	December 28, 2003	December 29, 2002	December 28, 2003	December 29, 2002
Weighted average assumptions:				
Settlement discount rate	6.25%	6.75%	5.63%	5.70%
Rate of compensation increase	3.25%	3.75%	4.0%	3.75%
Expected return on plan assets	9.00%	9.50%	7.50%	7.25%
Price inflation rate	—	—	2.50%	2.25%

Defined Contribution Plan

US employees are eligible to participate in the Coors Savings and Investment Plan, a qualified voluntary defined contribution plan. We match 50% of the employees' contributions up to 6% of employee compensation. Both employee and employer contributions are made in cash in accordance with participant investment elections. There are no minimum amounts that are required to be invested in CBC stock. Our contributions in 2003, 2002 and 2001 were $6.9 million, $6.4 million and $6.4 million, respectively.

8. Postretirement Benefits

CBC has postretirement plans that provide medical benefits and life insurance for retirees and eligible dependents. The plans are not funded.

The obligation under these plans was determined by the application of the terms of medical and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates ranging ratably from 9.50% in 2004 to 5.00% in 2013. The discount rate used in determining the accumulated postretirement benefit obligation was 6.00%, 6.75% and 7.25% at December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

The changes in the benefit obligation and plan assets of the postretirement benefit plans are as follows:

	For the years ended		
	December 28, 2003	December 29, 2002 (In thousands)	December 30, 2001
Components of net periodic postretirement benefit cost:			
Service cost – benefits earned during the year	$ 1,603	$ 1,295	$ 1,447
Interest cost on projected benefit obligation	6,757	6,266	6,782
Recognized net actuarial loss (gain)	344	(19)	(19)
Net periodic postretirement benefit cost	$ 8,704	$ 7,542	$ 8,210

	As of December 28, 2003	As of December 29, 2002
	(In thousands)	
Change in projected postretirement benefit obligation:		
Projected postretirement benefit obligation at beginning of year	$ 105,749	$ 102,155
Service cost	1,603	1,295
Interest cost	6,757	6,266
Actuarial loss	2,264	1,326
Benefits paid, net of participant contributions	(8,903)	(5,293)
Projected postretirement benefit obligation at end of year	$ 107,470	$ 105,749
Funded status – shortfall	$ (107,470)	$ (105,749)
Unrecognized net actuarial loss	20,039	18,139
Unrecognized prior service cost	320	300
Accrued postretirement benefits	(87,111)	(87,310)
Less current portion	9,305	6,850
Long–term postretirement benefits	$ (77,806)	$ (80,460)

Expected Cash Flows
Information about expected cash flows for the postretirement benefit plan follows:

Expected Benefit Payments	Amount (in thousands)
2004	$ 9,305
2005	$ 9,706
2006	$ 10,168
2007	$ 10,490
2008	$ 10,677
2009 – 2013	$ 52,713

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one–percentage–point change in assumed health care cost trend rates would have the following effects:

	One–percentage–point increase	One–percentage–point decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 327	$ (309)
Effect on postretirement benefit obligation	$ 3,305	$ (3,143)

9. Restructuring and Other Special Charges

We incurred no pre–tax special charges or credits in 2003.

During 2002, we incurred net pretax special charges of $6.3 million. We recorded special charges of $2.7 million related to acquisition costs for CBL, including accounting, appraisal and legal fees. Offsetting these charges was a credit of $2.8 million related to cash payments received on a debt due to us from our former partner in a brewing business in South Korea. We also incurred net restructuring charges of $6.4 million primarily related to restructuring initiatives in our US operations and Golden Brewery business in an effort to consolidate and lower our future overhead costs. The restructure charges consisted primarily of employee severance costs, which were paid during 2003.

During 2001, we incurred net pretax special charges of $23.2 million. We recorded $3.0 million of special charges related to the dissolution of our existing can and end joint venture as part of the restructuring of this part of our business. We also entered into a contract with EDS Information Services (EDS) to outsource certain information

technology functions and incurred outsourcing transition costs of approximately $14.6 million. We recorded a $2.3 million charge for a portion of certain production equipment that was abandoned. Offsetting the aforementioned special charges was a net gain before tax of approximately $2.7 million related to the sale of the plant and fixed assets of our Spain brewing and commercial operations, which was closed in 2000. We also incurred net restructuring charges of $6.0 million, mainly related to the restructuring of our purchasing organization and certain production areas. These restructurings resulted in the elimination of approximately 115 positions. These costs consisted primarily of employee severance costs that were paid in 2001 and 2002.

10. Stock Activity and Earnings Per Share

Capital Stock

On October 3, 2003, at a special meeting of our shareholders, Class A and Class B shareholders voted to approve a proposal that resulted in a change of our place of incorporation from Colorado to Delaware. The change is beneficial to us, due to Delaware's comprehensive, widely used and extensively interpreted corporate law. The re–incorporation did not result in any change in our name, headquarters, business, jobs, management, location of offices or facilities, number of employees, taxes payable to the State of Colorado, assets, liabilities, or net worth. However, the par value of all our classes of stock changed to $0.01 per share, effective in the fourth quarter of 2003, resulting in a reclassification of amounts from par value to paid–in–capital.

Both classes of common stock have the same rights and privileges, except for voting, which (with certain limited exceptions) is the sole right of the holder of Class A common stock.

At December 28, 2003, December 29, 2002 and December 30, 2001, 25 million shares of no par value preferred stock were authorized but unissued.

Pursuant to our by–laws restricted Class B shares, not registered under the Securities Act of 1933, must first be offered to us for repurchase. The board of directors authorized the repurchase of up to $40 million per year of our outstanding Class B common stock on the open market during 2002 and 2001; however, no repurchases of either restricted shares or from the open market were authorized for 2003. In September 2001, the board of directors increased the authorized 2001 expenditure limit for the repurchase of outstanding shares of Class B common stock to $90 million for the remainder of that fiscal year. During 2001, 1,506,637 shares were repurchased for approximately $72.3 million under this stock repurchase program. No additional shares were repurchased during 2002 or 2003.

Basic and diluted net income per common share were arrived at using the calculations outlined below:

	For the years ended (In thousands, except per share data)		
	December 28, 2003	December 29, 2002	December 30, 2001
Net income available to common shareholders	$ 174,657	$ 161,653	$ 122,964
Weighted average shares for basic EPS	36,338	36,140	36,902
Effect of dilutive securities:			
Stock options	227	397	266
Restricted shares	31	29	9
Weighted average shares for diluted EPS	36,596	36,566	37,177
Basic EPS	$ 4.81	$ 4.47	$ 3.33
Diluted EPS	$ 4.77	$ 4.42	$ 3.31
Anti–dilutive securities	3,573	1,384	2,199

The dilutive effects of stock options were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. Anti–dilutive securities were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.

11. Derivative Instruments

In the normal course of business, we are exposed to fluctuations in interest rates, the value of foreign currencies and production and packaging materials prices. We have established policies and procedures that govern the strategic management of these exposures through the use of a variety of financial instruments. By policy, we do not enter into such contracts for trading purposes or for the purpose of speculation.

Our objective in managing our exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of our earnings and cash flows affected by changes in the underlying rates and prices. To achieve this objective, we enter into foreign currency forward contracts, commodity swaps, interest rate swaps and cross currency swaps, the values of which change in the opposite direction of the anticipated cash flows. We do not hedge the value of net investments in foreign–currency–denominated operations or translated earnings of foreign subsidiaries. Our primary foreign currency exposures are the British Pound Sterling (GBP), the Canadian dollar (CAD) and the Japanese yen (YEN).

Derivatives are either exchange–traded instruments or over–the–counter agreements entered into with highly rated financial institutions. No losses on over–the–counter agreements due to counterparty credit issues are anticipated. All over–the–counter agreements are entered into with counterparties rated no lower than A (S&P) or A2 (Moody's). In some instances we and our counterparties have reciprocal collateralization agreements regarding fair value positions in excess of certain thresholds. These agreements call for the posting of collateral in the form of cash, treasury securities or letters of credit if a fair value loss position to us or our counterparties exceeds a certain amount. At December 28, 2003, no collateral was posted by us or our counterparties.

All derivatives are recognized on the balance sheet at their fair value. Unrealized gain positions are recorded as other current assets or other non–current assets. Unrealized loss positions are recorded as other liabilities or other long–term liabilities.

The majority of all derivatives entered into by the Company qualify for, and are designated as, foreign–currency cash flow hedges, commodity cash flow hedges or fair value hedges, including those derivatives hedging foreign currency denominated firm commitments as per the definitions of Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" (SFAS No. 133).

The Company considers whether any provisions in non–derivative contracts represent "embedded" derivative instruments as described in SFAS No. 133. As of December 28, 2003, we have concluded that no "embedded" derivative instruments warrant separate fair value accounting under SFAS No. 133.

Changes in fair values of outstanding derivatives that are highly effective as per the definition of SFAS 133 are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the underlying hedged transaction. In most cases amounts recorded in other comprehensive income will be released to earnings at maturity of the related derivative. The consolidated statement of income treatment of effective hedge results offsets the gains or losses on the underlying exposure.

We formally document all relationships between hedging instruments and hedged items, as well as the risk–management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as foreign–currency cash flow hedges and commodity cash flow hedges to either specific assets and liabilities on the balance sheet or specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, we discontinue hedge accounting prospectively, as discussed below.

p
We discontinue hedge accounting prospectively when (1) the derivative is no longer highly effective, as per SFAS No. 133, in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is no longer probable that a forecasted transaction will occur by the end of the originally specified time period or within an additional two–month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet until maturity, recognizing future changes in the fair value in current–period earnings. Any hedge ineffectiveness, as per SFAS No. 133, is recorded in current–period earnings. During 2003 and 2002, we recorded an insignificant loss relating to such ineffectiveness of all derivatives in Other income, net. Effectiveness is assessed based on the comparison of current forward rates to the rates established on our hedges.

As of December 28, 2003, $4.9 million of deferred net losses (net of tax) on both outstanding and matured derivatives accumulated in other comprehensive income are expected to be reclassified to earnings during the next twelve months as a result of expected gains or losses on underlying hedged transactions also being recorded in earnings. Actual amounts ultimately reclassified to earnings are dependent on the applicable rates in effect when derivatives contracts that are currently outstanding mature. As of December 28, 2003, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions is 10 years.

We are exposed to credit–related losses in the event of non–performance by counterparties to hedging instruments and do not enter into master netting arrangements. The counterparties to derivative transactions are major financial institutions with investment grade credit ratings of at least A, A2 or better. However, this does not eliminate our exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, we have established counterparty credit guidelines that are monitored and reported to management according to prescribed guidelines. We utilize a portfolio of financial institutions either headquartered or operating in the same countries we conduct our business. As a result of the above considerations, we consider the risk of counterparty default to be minimal.

On May 7, 2002, we entered into certain cross currency swaps totaling 530 million GBP (approximately $774 million at the date of entering the transaction). The swaps included an initial exchange of principal on the settlement date of our 6 $^{3}/_{8}$% private placement fixed rate debt (see Note 4, Debt) and will require final principal exchange 10 years later. The swaps also call for an exchange of fixed GBP interest payments for fixed US dollar interest receipts. At the initial principal exchange, we paid US dollars to a counterparty and received GBP. Upon final exchange, we will provide GBP to the counterparty and receive US dollars. The cross currency swaps have been designated as cash flow hedges of the changes in value of the future GBP interest and principal receipts that results from changes in the US dollar to GBP exchange rates on an intercompany loan between us and our Europe subsidiary.

On the same day as the settlement of our private placement offering and initial exchange of principal amounts associated with our swap transactions, we were required to settle our previously established forward sale of 530 million GBP. The settlement of all these transactions in aggregate resulted in a foreign exchange loss of approximately $30 million, the majority of which was offset by a foreign exchange gain on our intercompany loan.

On May 28, 2002, we entered into an interest rate swap agreement related to our 6 $^{3}/_{8}$% fixed rate debt. The interest rate swap converted $76.2 million notional amount from fixed rates to floating rates and matures in 2012. We will receive fixed US dollar interest payments semi–annually at a rate of 6 $^{3}/_{8}$% per annum and pay a rate to our counterparty based on a credit spread of 0.789% plus the three–month LIBOR rate, thereby exchanging a fixed interest obligation for a floating interest rate obligation. There was no exchange of principal at the inception of the swap. We designated the interest rate swap as a fair value hedge of the changes in the fair value of the $76.2 million fixed rate debt attributable to changes in the LIBOR swap rates.

12. Other Comprehensive Income (Loss)

	Foreign currency translation adjustments	Unrealized gain(loss) on available–for–sale securities and derivative instruments	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
		(In thousands)		
Balances, December 31, 2000	$ (371)	$ 3,633	$ —	$ 3,262
Foreign currency translation adjustments	22			22
Unrealized loss on available–for–sale securities and derivative instruments		(4,003)		(4,003)
Minimum pension liability adjustment			(13,668)	(13,668)
Reclassification adjustment – available–for–sale securities and derivatives instruments		(7,900)		(7,900)
Tax (expense) benefit	(8)	4,523	5,181	9,696
Balances, December 30, 2001	(357)	(3,747)	(8,487)	(12,591)
Foreign currency translation adjustments	71,035			71,035
Unrealized gain on available–for–sale securities and derivative instruments		25,136		25,136
Minimum pension liability adjustment			(345,343)	(345,343)
Reclassification adjustment – available–for–sale securities and derivative instruments		8,172		8,172
Tax (expense) benefit	(151)	(12,957)	133,251	120,143
Balances, December 29, 2002	70,527	16,604	(220,579)	(133,448)
Foreign currency translation adjustments	95,180			95,180
Unrealized gain on derivative instruments		282		282
Minimum pension liability adjustment			(11,258)	(11,258)
Reclassification adjustment on derivative instruments		7,112		7,112
Effect of foreign currency fluctuation on foreign–denominated pension			(9,239)	(9,239)
Tax (expense) benefit	52,623	(2,877)	5,466	55,212
Balances, December 28, 2003	$ 218,330	$ 21,121	$ (235,610)	$ 3,841

13. Segment and Geographic Information

Prior to our acquisition of CBL, we reported results of operations as one segment. We now categorize our operations into two operating segments: the Americas and Europe. These segments are managed by separate operating teams, even though both consist primarily of the manufacture, marketing, and sale of beer and other beverage products.

The Americas segment primarily consists of production, marketing and sales of the Coors family of brands in the United States and its territories. This segment also includes the Coors Light business in Canada that is conducted through a partnership investment with Molson and the sale of Molson products in the United States that is conducted through a joint venture investment with Molson. There are also a small amount of CBC products that are exported and sold outside of the United States and its possessions, excluding Europe, included in the Americas.

The Europe segment consists of our production and sale of the CBL brands principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland, and our joint venture arrangement with Tradeteam for the physical distribution of products throughout Great Britain.

Corporate unallocated expenses currently consist of interest, taxes and certain other corporate costs in both the United States and the United Kingdom. The large majority of these corporate costs relate to finance and other administrative functions.

No single customer accounted for more than 10% of our sales.

Summarized financial information concerning our reportable segments is shown in the following table:

	December 28, 2003	For the Years Ended December 29, 2002 (In thousands)	December 30, 2001
Income Statement Information:			
Americas			
Net sales	$ 2,409,595	$ 2,400,849	$ 2,422,282
Income before income taxes	221,208	219,004	210,055
Europe			
Net sales	1,590,518	1,375,473	7,180
Interest income (2)	17,156	16,390	—
Income (loss) before income taxes	137,702	129,073	(8,160)
Total Operating Segments			
Net sales from operating segments	4,000,113	3,776,322	2,429,462
Income before income taxes from operating segments	358,910	348,077	201,895
Corporate			
Interest income	2,089	4,797	16,409
Interest expense	(81,195)	(70,919)	(2,006)
Other unallocated expense	(25,986)	(25,355)	(18,285)
Total consolidated income before income taxes	$ 253,818	$ 256,600	$ 198,013

	As of December 28, 2003 (In thousands)	December 29, 2002
Balance Sheet Information:		
Americas		
Total assets	$ 1,618,359	$ 1,539,973
Europe		
Total assets	2,867,867	2,757,438
Total		
Total consolidated assets	$ 4,486,226	$ 4,297,411

	December 28, 2003	For the Years Ended December 29, 2002 (In thousands)	December 30, 2001
Cash Flow Information: (1)			
Americas			
Depreciation, depletion and amortization	$ 125,151	$ 127,592	$ 121,011
Capital expenditures	94,419	152,228	244,519
Europe			
Depreciation and amortization	111,670	99,540	80
Capital expenditures	146,039	94,614	29
Total			
Depreciation, depletion and amortization	236,821	227,132	121,091
Capital expenditures	240,458	246,842	244,548

(1) Depreciation, depletion and amortization amounts do not reflect amortization of bond discounts, fees, or other debt-related items. Capital expenditures include additions to properties and intangible assets.

(2) Related primarily to interest on Trade Loans.

The following tables represent sales and long–lived assets by geographic segment:

	For the Years Ended (In thousands)		
	December 28, 2003	December 29, 2002	December 30, 2001
Net sales to unaffiliated customers(1):			
United States and its territories	$ 2,325,874	$ 2,328,664	$ 2,355,091
United Kingdom	1,575,710	1,357,918	7,221
Other foreign countries	98,529	89,740	67,150
Net sales	$ 4,000,113	$ 3,776,322	$ 2,429,462

	As of (In thousands)	
	December 28, 2003	December 29, 2002
Long–lived assets(2):		
United States and its territories	$ 904,702	$ 804,941
United Kingdom	545,968	774,005
Other foreign countries	218	250
Total long–lived assets	$ 1,450,888	$ 1,579,196

(1) Net sales attributed to geographic areas is based on the location of the customer.
(2) Long–lived assets include tangible assets.

14. Commitments and Contingencies

Letters of Credit
As of December 28, 2003, we had approximately $9.1 million outstanding in letters of credit with financial institutions. These letters expire at different points in 2004, but contain a feature that automatically renews the letters for an additional year if no cancellation notice is submitted. These letters of credit are being maintained as security for reimbursements to insurance companies, for deductibles or retention payments made on our behalf, and for operations of underground storage tanks.

Power Supplies
In 1995, Coors Energy Company (CEC), a wholly owned subsidiary, entered into a 10–year agreement to purchase 100% of the Company's Golden facility's coal requirements from Appalachian Fuels (formerly Bowie Resources Ltd.). The coal then is sold to Trigen–Nations Energy Company, L.L.L.P. (Trigen). We have an agreement to purchase the electricity and steam needed to operate the brewery's Golden facilities through 2020 from Trigen. Our financial commitment under this agreement is divided between a fixed, non–cancelable cost, which adjusts annually for inflation, and a variable cost, which is generally based on fuel cost and our electricity and steam use. Total purchases, fixed and variable, under this contract in 2003, 2002 and 2001 were $32.1 million, $28.0 million, and $29.8 million, respectively.

Supply Contracts
We have various long–term supply contracts with unaffiliated third parties and our joint ventures to purchase materials used in production and packaging, such as starch, cans, ends and glass. The supply contracts provide that we purchase certain minimum levels of materials throughout the terms of the contracts. The approximate future purchase commitments under these supply contracts are:

	Amount (In thousands)
2004	$ 551,138
2005	525,836
2006	524,836
2007	418,836
2008	418,836
Thereafter	1,904,508
Total	$ 4,343,990

Our total purchases under these contracts in 2003, 2002 and 2001 were approximately $544.9 million, $583.0 million, and $243.3 million, respectively.

Third–Party Logistics Contract
We are consolidating portions of our warehousing into two separate contracts with Exel Logistics, Inc. The contracts provide for warehousing services in Ontario, California and Golden, Colorado under seven and five year operating agreements, respectively. We have committed to $2.6 million and $5.8 million in operating expenses to these contracts in 2003. Annual reviews of the scope of services with Exel Logistics will determine pricing in future years, limited to 3% increases annually.

England and Wales Distribution Contract and Joint Venture Agreement
Tradeteam Ltd., the joint venture between CBL and Exel Logistics, has an exclusive contract with CBL to provide distribution services in England and Wales until at least 2010. The approximate future financial commitments under the distribution contract are as follows:

		Amount (In thousands)
2004	$	163,650
2005		166,838
2006		170,203
2007		173,568
2008		173,568
Thereafter		322,162
Total	$	1,169,989

The financial commitments on termination of the distribution agreement are to essentially take over property, assets and people used by Tradeteam to deliver the service to CBL, paying Tradeteam's net book value for assets acquired.

Graphic Packaging Corporation
We have a packaging supply agreement with a subsidiary of Graphic Packaging Corporation (GPC) under which we purchase our paperboard requirements. Our purchases under the packaging agreement in 2003, 2002 and 2001 totaled approximately $106.4 million, $111 million and $125 million, respectively. We expect purchases in 2004 to be approximately the same as 2003. Related accounts payable balances included in Affiliates accounts payable on the Consolidated Balance Sheets were $5.0 million and $0.8 million as of December 28, 2003 and December 29 2002, respectively. See Item 13(b), Certain Business Relationships, for further information.

Advertising and Promotions
We have various long–term non–cancelable commitments for advertising and promotions, including marketing at sports arenas, stadiums and other venues and events. At December 28, 2003, the future commitments are as follows:

		Amount (In thousands)
2004	$	120,204
2005		71,518
2006		38,257
2007		17,639
2008		4,196
Thereafter		565
Total	$	252,379

Leases

We lease certain office facilities and operating equipment under cancelable and non–cancelable agreements accounted for as operating leases. Future minimum lease payments under scheduled operating leases that have initial or remaining non–cancelable terms in excess of one year are as follows:

Fiscal Year		Amount (In thousands)
2004	$	21,898
2005		19,801
2006		16,733
2007		11,458
2008		7,213
Thereafter		28,646
Total	$	105,749

Total rent expense was $14.3 million, $22.5 million and $11.8 million in 2003, 2002 and 2001, respectively.

Environmental

When we determine that it is probable that a liability for environmental matters or other legal actions exists and the amount of the loss is reasonably estimable, an estimate of the future costs are recorded as a liability in the financial statements. Costs that extend the life, increase the capacity or improve the safety or efficiency of company–owned assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). We are obligated to pay a portion of future costs in excess of that amount.

In January 2004, Waste Management provided us with updated annual cost estimates through 2032. We reviewed these cost estimates, in conjunction with a third–party expert, in the assessment of our accrual related to this issue. We used certain assumptions that differ from Waste Management's estimates to assess our expected liability. Our expected liability (based on the $120 million threshold being met) is based on our and the third–party's best estimates available.

The assumptions used are as follows:

- trust management costs will be accrued as incurred,
- income taxes, which we believe not to be an included cost, are not included in the assumptions,
- a 2% inflation rate for future costs, and
- certain operations and maintenance costs were discounted using a 4.98% risk–free rate of return.

Based on these assumptions, the present value and gross amount of the discounted costs are approximately $1.4 million and $3.3 million, respectively. Accordingly, we believe that the existing accrual is adequate as of December 28, 2003. We did not assume any future recoveries from insurance companies in the estimate of our liability.

Considering the estimates extend through the year 2032 and the related uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals in the future are possible.

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage.

While we cannot predict the eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Litigation

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

We are involved in other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters, including the above–described advertising practices case, may arise from time to time that may harm our business.

Insurance

We are self–insured for certain insurable risks consisting primarily of employee health insurance programs, as well as workers' compensation, general liability, automobile liability and property insurance deductibles or retentions. During 2003 we fully insured future risks for long–term disability, and, in most states, workers' compensation, but maintained a self–insured position for workers' compensation for certain self–insured states and for claims incurred prior to the inception of the insurance coverage in Colorado in 1997.

Regulatory Compliance Review

We are in the process of conducting a regulatory compliance review of certain trading practices. The review has not been concluded. In accordance with SFAS No. 5, *"Accounting for Contingencies"*, the company believes, at this time, it is not probable that a liability will arise from the review. While matters of this nature are always subject to uncertainty, any possible liability is not expected to be material.

15. Quarterly Financial Information (Unaudited)

The following summarizes selected quarterly financial information for each of the two years in the period ended December 28, 2003:

	First	Second	Third	Fourth	Year
	(In thousands, except per share data)				
2003					
Sales – domestic and international	$ 1,100,855	$ 1,469,371	$ 1,420,191	$ 1,396,803	$ 5,387,220
Beer excise taxes	(272,714)	(368,995)	(371,467)	(373,931)	(1,387,107)
Net sales	828,141	1,100,376	1,048,724	1,022,872	4,000,113
Cost of goods sold	(559,474)	(683,087)	(658,016)	(686,206)	(2,586,783)
Gross profit	$ 268,667	$ 417,289	$ 390,708	$ 336,666	$ 1,413,330
Net income	$ 806	$ 76,342	$ 61,428	$ 36,081	$ 174,657
Net income per share – basic	$ 0.02	$ 2.10	$ 1.69	$ 1.00	$ 4.81
Net income per share – diluted	$ 0.02	$ 2.09	$ 1.68	$ 0.98	$ 4.77
2002					
Sales – domestic and international	$ 944,256	$ 1,363,025	$ 1,322,722	$ 1,326,944	$ 4,956,947
Beer excise taxes	(198,434)	(315,256)	(321,124)	(345,811)	(1,180,625)
Net sales	745,822	1,047,769	1,001,598	981,133	3,776,322
Cost of goods sold	(482,344)	(640,020)	(636,094)	(656,072)	(2,414,530)
Gross profit	$ 263,478	$ 407,749	$ 365,504	$ 325,061	$ 1,361,792
Net income	$ 27,203	$ 67,616	$ 46,619	$ 20,215	$ 161,653
Net income per share – basic	$ 0.76	$ 1.87	$ 1.29	$ 0.55	$ 4.47
Net income per share – diluted	$ 0.75	$ 1.84	$ 1.28	$ 0.55	$ 4.42

16. Coors Brewers Limited Acquisition

On February 2, 2002, we acquired 100% of the outstanding shares of Bass Holdings Ltd. and certain other intangible assets from Interbrew, for a total purchase price of 1.2 billion GBP (approximately $1.7 billion at then prevailing exchange rates), plus associated fees and expenses. The acquisition supported one of our key strategic goals of growing our beer business internationally to broaden our geographic platform; diversify revenues, profits and cash flows and increase our brand portfolio, which we believe will significantly enhance our competitive position in a consolidating worldwide beer industry.

One of the factors that contributed to a purchase price that resulted in the recognition of goodwill was the existence of financial and operating synergies. In addition to these synergies, there were a number of other factors – including the existence of a strong management team, a proven track record of introducing and marketing successful brands, an efficient sales and distribution system, complementary products and a good sales force.

The business, renamed CBL, included the majority of the assets that previously made up Bass Brewers, including the Carling, Worthington and Caffrey's beer brands; the United Kingdom and Republic of Ireland distribution rights to Grolsch (via and subject to the continuation of a joint venture arrangement, in which CBL has a 49% interest, with Royal Grolsch N.V.); several other beer and flavored–alcohol beverage brands; related brewing and malting facilities in the United Kingdom; and a 49.9% interest in the distribution logistics provider, Tradeteam. CBL is the second–largest brewer in the United Kingdom based on total beer volume, and Carling lager is the best–selling beer brand in the United Kingdom. The brand rights for Carling, which is the largest acquired brand by volume, are mainly for territories in

Europe. The addition of CBL creates a stronger, broader, more diversified company in a highly competitive and consolidating global beer market.

The results of CBL operations have been included in the consolidated financial statements since February 2, 2002, the date of acquisition. The following table shows the unaudited proforma results of our consolidated operations for the fiscal year ended December 29, 2002, as if the business combination had occurred at the beginning of that fiscal year, as well as comparative actual consolidated results for the fiscal year ended December 28, 2003, when we owned CBL for the whole period. The 2002 proforma results are not necessarily indicative of the results of operations that would have occurred if the business combination had occurred at the beginning of that year and are not intended to be indicative of future results of operations.

	For the Years ended	
	December 28, 2003	December 29, 2002
	(In thousands, except per share data)	
		(Unaudited)
Net sales	$ 4,000,113	$ 3,857,593
Pretax income	$ 253,818	$ 234,833
Net income	$ 174,657	$ 148,452
Net income per common share:		
Basic	$ 4.81	$ 4.11
Diluted	$ 4.77	$ 4.06

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of February 2, 2002 (In millions)
Current assets	$ 546
Property, plant and equipment	442
Other assets	398
Intangible assets	415
Goodwill	637
Total assets acquired	2,438
Current liabilities	(425)
Non-current liabilities	(279)
Total liabilities assumed	(704)
Net assets acquired	$ 1,734

Of the $415 million of acquired intangible assets, approximately $390 million has been assigned to brand names and distribution rights. The remaining $25 million was assigned to patents and technology and distribution channels. Approximately $286 million of the $390 million brand name and distribution rights value has been determined to have an indefinite life and accordingly will not be amortized. The remaining $104 million brand names and distribution rights value will be amortized over a weighted average useful life of approximately 12 years. The $25 million value for patents and technology and distribution channels will be amortized over a weighted average useful life of approximately 8 years.

We engaged the services of a professional appraiser to assist us in determining the value of the intangible assets acquired in the acquisition of CBL. The fair value of the acquired intangible brand assets were determined primarily from the discounted value of projected cash flows. A weighted average cost of capital of 8.75% was used to discount projected cash flows. Cash flows were projected using management's best estimates of sales growth or declines for each brand over its expected life. The lives of the assets were determined by an evaluation of significant factors that could impact the life of the brand.

The cost approach was used to determine the value of the customer base using the estimated cost to recruit a customer. Technology, unfavorable leaseholds, contracts and other less significant intangible assets were valued using a present value approach of the returns or costs of the underlying assets. Goodwill was valued using the residual method.

We finalized the purchase price accounting relative to the CBL acquisition in the fourth quarter of 2002. Significant purchase price adjustments included an $83.4 million increase of goodwill related to the pension plan actuarial valuation, a $2.7 million decrease of goodwill for certain restructuring plans and a $4.3 million increase of goodwill for adjustments to the fair value of assets acquired.

Goodwill of $637 million was assigned to the Europe and Americas segments in the amounts of approximately $522 million and $115 million, respectively (See Note 17, Goodwill and Intangible Assets, for further discussion of allocation). It is currently expected that none of the goodwill will be deductible for tax purposes. A valuation allowance of approximately $40 million was recorded against deferred tax assets arising from the acquisition.

In 2002, we closed our Cape Hill brewery and Alloa malting facility acquired as part of CBL. The Alloa malting facility was closed in June 2002 and was sold in July 2002 for $375,000. The majority of the production at the Cape Hill brewery related to brands that were retained by Interbrew, the previous owner of CBL. Liabilities recorded as part of purchase price accounting are (in millions):

		Amount
Cape Hill:		
Employee severance and related costs	$	15.6
Contract cancellation costs		0.2
Total		**15.8**
Alloa Maltings:		
Employee severance and related costs		0.7
Lease termination costs		0.8
Total		**1.5**
Grand Total	**$**	**17.3**

Closure of the Cape Hill brewery commenced in July 2002 with the shut down of the kegging line. All production ceased in December 2002, at which time the assets were re–classified as held–for–sale. The site is currently being held for sale at a carrying value of approximately $39 million. The payment of severance and other termination benefits started in July 2002 with the closure of the kegging line, and were substantially completed in 2003. We have a potential buyer and we expect disposition to be completed during 2005, possibly earlier, depending on obtaining agreement with government authorities on zoning issues. The costs associated with these closures that were paid during 2003 and 2002 consisted predominately of severance costs and approximated $5.5 million and $3.2 million, respectively.

We funded the acquisition with approximately $150 million of cash on hand and approximately $1.55 billion of debt as described below at the prevailing exchange rate as of the date of acquisition:

Term		Facility Currency Denomination		Amount (In millions)
5 year	Amortizing term loan	USD	$	478
5 year	Amortizing term loan (228 million GBP)	GBP		322
9 month	Bridge facility	USD		750
			$	1,550

In conjunction with the term loan and bridge facility, we incurred financing fees of approximately $9.0 million and $0.5 million, respectively. These fees were amortized over the respective terms of the borrowings using the effective interest method. On May 7, 2002, we repaid our nine–month bridge facility through the issuance of long–term financing. We also repaid the balance of our GBP–denominated amortizing term loan during 2003. See Note 4, Debt, for further information about debt–related activity.

17. Goodwill and Intangible Assets

The following tables present details of our intangible assets, other than goodwill, as of December 28, 2003:

	Useful Life (Years)		Gross		Accumulated Amortization (in millions)		Net
Intangible assets subject to amortization:							
Brands	3 – 20	$	93.9	$	(21.4)	$	72.5
Distribution rights	2 – 10		35.4		(10.0)		25.4
Patents and technology and distribution channels	3 – 10		28.2		(7.0)		21.2
Other	5 – 34		16.7		(7.1)		9.6
Intangible assets not subject to amortization:							
Brands	Indefinite		355.0		—		355.0
Pension	N/A		40.7		—		40.7
Other	Indefinite		27.7		—		27.7
Total		$	597.6	$	(45.5)	$	552.1

Based on December 2003 average foreign exchange rates, the estimated future amortization expense of intangible assets is as follows:

Fiscal Year		Amount (In millions)
2004	$	24.2
2005	$	18.0
2006	$	17.1
2007	$	13.1
2008	$	12.5

Amortization expense of intangible assets was $22.2 million and $20.9 million for the years ended December 28, 2003 and December 29, 2002, respectively.

Upon the acquisition of CBL on February 2, 2002, we recorded $637 million of goodwill. The total goodwill was determined using the residual method under SFAS No. 141 and 142. This goodwill was allocated between our Europe and Americas segments based on which segment would benefit from certain synergies created by the acquisition. A portion of the acquired goodwill was attributable to operating and financial synergies resulting from the combination. The financial synergy goodwill was calculated by comparing the risk premiums expected by investors associated with the CBC business with and without the CBL acquisition. This synergy was then associated with the segments based on an analysis of the Europe segment with and without the weighted average cost of capital differential as well as the two segments' relative earnings contributions. Operating synergies were allocated to reporting units based on where the savings were expected to occur. Application of this methodology resulted is the following allocations:

		As of February 2, 2002				
		Europe		Americas (In millions)		Total
Goodwill	$	445	$	0	$	445
Financial synergies		47		75		122
Operational synergies		30		40		70
Total Goodwill	$	522	$	115	$	637

As of December 28, 2003, goodwill was allocated between our reportable segments as follows:

Segment	Balance At December 28, 2003	Balance At December 29, 2002
	(In millions)	
Americas	$ 148.0	$ 137.4
Europe	648.4	589.7
Total	$ 796.4	$ 727.1

Changes in our goodwill from December 29, 2002 to December 28, 2003, were the result of foreign currency exchange rate fluctuations. Changes have been made to the 2002 segmented goodwill balances, which are not reallocations between segments, but rather the reflection of foreign currency adjustments, in order to conform to current year presentation.

Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* (SFAS 142), stipulates that we are required to perform goodwill and other intangible asset impairment tests on at least an annual basis and more frequently in certain circumstances. We completed the required impairment testing of goodwill and other intangible assets under SFAS 142 during the third quarter of 2003 and determined that no goodwill or other intangible asset was impaired.

In addition, goodwill related to our joint venture investment with Molson was evaluated during 2003 under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, (APB No. 18), and found not to be impaired. Since our acquisition of the joint venture interest, the venture has seen significant volume gains, but its operating results have not met our original expectations. We and our partners continue to evaluate and refine the venture's strategy for 2004 and beyond, and the implications that future assumptions for volume, costs and profit may have on our investment valuation.

18. Subsequent Events

Effective January 1, 2004, we revised our contract with Electronic Data Systems (EDS) to extend EDS' information technology services to include our Europe segment. This effectively globalizes the services that EDS provides to our company through the year 2010, with an option to continue the services through 2012. As with the agreement existing at December 28, 2003, the new agreement will convert fixed costs into variable costs in both our Americas and Europe segments. We continue to believe that our arrangement with EDS allows us to focus on our core business while having access to the expertise and resources of a world–class information technology provider.

During the first quarter of 2004, we experienced an accident at our Golden brewery operation that resulted in injuries to several employees, extensive property damage, and a shut–down of the brewery operation for a short amount of time. We maintain insurance coverage for these types of events, including coverage for costs we incurred to avoid any business interruption. We anticipate that our 2004 results will be negatively impacted by a minimum of $2.0 million to $3.0 million, largely representing our insurance deductibles. We are still evaluating any environmental impact that may have resulted from the accident.

19. Supplemental Guarantor Information

On May 7, 2002, our wholly owned subsidiary, CBC (Issuer), completed a private placement of $850 million principal amount of 6 $^3/_8$% Senior notes due 2012. The notes were issued with registration rights and were guaranteed on a senior and unsecured basis by Adolph Coors Company (Parent Guarantor) and certain domestic subsidiaries (Subsidiary Guarantors). The guarantees are full and unconditional, and joint and several. A significant amount of the Issuer's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as our financial condition and operating requirements and those of certain domestic subsidiaries, could limit the Issuer's ability to obtain cash for the purpose of meeting its debt service obligation including the payment of principal and interest on the notes.

Simultaneously with the private placement, we entered into a registration rights agreement pursuant to which we registered the exchange of the notes for substantially identical notes. The exchange of all the notes was completed on September 16, 2002.

The following information sets forth our Condensed Consolidating Balance Sheet as of December 28, 2003 and December 29, 2002 and the Condensed Consolidating Statements of Income and Cash Flows for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001. Investments in our subsidiaries are accounted for on the equity method; accordingly, entries necessary to consolidate the Parent Guarantor, Issuer and all of its subsidiaries are reflected in the elimination column. Separate complete financial statements of the Issuer and the Subsidiary Guarantors would not provide additional material information that would be useful in assessing their financial composition.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
For the fiscal year ended December 28, 2003
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales—domestic and international	$ —	$ 2,487,414	$ 117,118	$ 2,782,688	$ —	$ 5,387,220
Beer excise taxes	—	(393,974)	(1,688)	(991,445)	—	(1,387,107)
Net sales	—	2,093,440	115,430	1,791,243	—	4,000,113
Cost of goods sold	—	(1,316,586)	(85,577)	(1,184,620)	—	(2,586,783)
Equity in subsidiary earnings (loss)	143,382	155,231	—	—	(298,613)	—
Gross profit	143,382	932,085	29,853	606,623	(298,613)	1,413,360
Marketing, general and administrative	(492)	(671,770)	(27,714)	(405,983)	—	(1,105,959)
Operating income	142,890	260,315	2,139	200,640	(298,613)	307,371
Interest income	728	72	144	18,301	—	19,245
Interest income (expense)	45,558	(60,645)	8,127	(74,235)	—	(81,195)
Other (expense) income	(125)	(62,289)	162,725	(91,914)	—	8,397
Income (loss) before income taxes	189,051	137,453	173,135	52,792	(298,613)	253,818
Income tax (expense) benefit	(14,394)	5,603	(54,570)	(15,800)	—	(79,161)
Net income (loss)	$ 174,657	$ 143,056	$ 118,565	$ 36,992	$ (298,613)	$ 174,657

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME

Fiscal Year Ended December 29, 2002 (in thousands)

&sp;

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales—domestic and international	$ —	$ 2,553,818	$ 71,043	$ 2,332,086	$ —	$ 4,956,947
Beer excise taxes	—	(398,523)	(2,194)	(779,908)	—	(1,180,625)
Net sales	—	2,155,295	68,849	1,552,178	—	3,776,322
Cost of goods sold	—	(1,379,969)	(39,204)	(995,357)	—	(2,414,530)
Equity in subsidiary earnings (loss)	142,233	94,158	—	—	(236,391)	—
Gross profit	142,233	869,484	29,645	556,821	(236,391)	1,361,792
Marketing, general and administrative	(357)	(665,125)	(25,482)	(366,276)	—	(1,057,240)
Special charges	—	(6,267)	—	—	—	(6,267)
Operating income	141,876	198,092	4,163	190,545	(236,391)	298,285
Interest income	1,000	1,569	30	18,588	—	21,187
Interest income (expense)	30,396	(46,204)	10,536	(65,647)	—	(70,919)
Other income (expense)	6,219	27,062	40,067	(65,301)	—	8,047
Income (loss) before income taxes	179,491	180,519	54,796	78,185	(236,391)	256,600
Income tax expense	(17,838)	(32,010)	(23,581)	(21,518)	—	(94,947)
Net income	$ 161,653	$ 148,509	$ 31,215	$ 56,667	$ (236,391)	$ 161,653

Fiscal Year Ended December 30, 2001 (in thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales—domestic and international	$ —	$ 2,544,857	$ 122,793	$ 175,102	$ —	$ 2,842,752
Beer excise taxes	—	(396,270)	(5,732)	(11,288)	—	(413,290)
Net sales	—	2,148,587	117,061	163,814	—	2,429,462
Cost of goods sold	—	(1,384,854)	(87,085)	(65,684)	—	(1,537,623)
Equity in subsidiary earnings (loss)	110,468	40,156	—	—	(150,624)	—
Gross profit	110,468	803,889	29,976	98,130	(150,624)	891,839
Marketing, general and administrative	(465)	(654,622)	(27,912)	(34,061)	—	(717,060)
Special charges	—	(23,174)	—	—	—	(23,174)
Operating income	110,003	126,093	2,064	64,069	(150,624)	151,605
Gain on sale of distributorship	—	—	27,667	—	—	27,667
Interest income	14,313	1,781	—	315	—	16,409
Interest income (expense)	2,241	(4,236)	(11)	—	—	(2,006)
Other income (expense)	4,042	28,318	33,077	(61,099)	—	4,338
Income before income taxes	130,599	151,956	62,797	3,285	(150,624)	198,013
Income tax expense	(7,635)	(42,372)	(23,800)	(1,242)	—	(75,049)
Net income	$ 122,964	$ 109,584	$ 38,997	$ 2,043	$ (150,624)	$ 122,964

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2003
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 454	$ 802	$ 2,849	$ 15,335	$ —	$ 19,440
Accounts receivable, net	35	45,018	8,990	564,010	—	618,053
Other receivables, net	—	66,482	2,220	64,316	—	133,019
Current deferred tax asset	—	9,417	(61)	3,463	—	12,819
Total inventories	—	109,113	5,619	94,753	—	209,485
Other current assets	—	30,626	484	54,922	—	86,032
Total current assets	489	261,458	20,101	796,799	—	1,078,848
Properties, at cost and net	—	813,996	18,919	617,870	—	1,450,785
Goodwill	—	151,868	(149,974)	794,526	—	796,420
Other intangibles, net	—	66,913	82,782	402,417	—	552,112
Investments in joint ventures	—	95,392	—	98,190	—	193,582
Net investment in and advances to subs	1,285,272	1,851,260	—	—	(3,136,532)	—
Deferred tax asset	18,392	(125)	135,047	51,490	—	204,804
Other non–current assets	5,318	78,698	2,648	123,011	—	209,675
Total assets	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 179,300	$ 1,091	$ 215,813	$ —	$ 396,204
Accrued salaries and vacations	—	47,640	1,203	8,750	—	57,593
Taxes, other than income taxes	—	27,704	715	184,062	—	212,481
Accrued expenses and other liabilities	14,739	103,754	3,456	254,330	—	376,279
Current portion of long–term debt	—	76,855	—	14,310	—	91,165
Total current liabilities	14,739	435,253	6,465	677,265	—	1,133,722
Long–term debt	20,000	1,119,832	(865)	20,871	—	1,159,838
Deferred tax liability	—	—	—	195,523	—	195,523
Other long–term liabilities	7,356	480,401	840	241,170	—	729,767
Total liabilities	42,095	2,035,486	6,440	1,134,829	—	3,218,850
Total shareholders' equity	1,267,376	1,283,975	103,083	1,749,474	(3,136,532)	1,267,376
Total liabilities and shareholders' equity	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 29, 2002
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 161	$ 499	$ 634	$ 57,873	$ —	$ 59,167
Accounts receivable, net	—	95,471	9,974	494,818	—	600,263
Other receivables, net	—	34,167	1,031	69,965	—	105,163
Total inventories	—	101,147	4,217	79,307	—	184,671
Other current assets	397	61,409	—	42,826	—	104,632
Total current assets	558	292,693	15,856	744,789	—	1,053,896
Properties, at cost and net	—	844,206	24,645	511,388	—	1,380,239
Goodwill	—	133,564	(136,729)	730,234	—	727,069
Other intangibles, net	—	70,363	83,990	374,723	—	529,076
Investments in joint ventures	—	94,417	—	96,767	—	191,184
Net investment in and advances to subs	1,068,297	1,721,958	—	—	(2,790,255)	—
Deferred tax asset	2,968	(14,545)	158,187	59,790	—	206,400
Other non–current assets	4,761	83,787	3,488	117,511	—	209,547
Total assets	$ 1,076,584	$ 3,226,443	$ 149,437	$ 2,635,202	$ (2,790,255)	$ 4,297,411
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 167,037	$ 2,869	$ 164,741	$ —	$ 334,647
Accrued salaries and vacations	—	57,642	1,151	20,208	—	79,001
Taxes, other than income taxes	—	29,907	694	147,443	—	178,044
Accrued expenses and other liabilities	67,944	62,655	63,009	218,542	—	412,150
Current portion of long–term debt	—	64,495	—	79,554	—	144,049
Total current liabilities	67,944	381,736	67,723	630,488	—	1,147,891
Long–term debt	20,000	1,363,392	—	—	—	1,383,392
Deferred tax liability	—	—	—	156,437	—	156,437
Other long–term liabilities	6,789	413,673	28	207,350	—	627,840
Total liabilities	94,733	2,158,801	67,751	994,275	—	3,315,560
Total shareholders' equity	981,851	1,067,642	81,686	1,640,927p	(2,790,255)	981,851
Total liabilities and shareholders' equity	$ 1,076,584	$ 3,226,443	$ 149,437	$ 2,635,202	$ (2,790,255)	$ 4,297,411

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the fiscal year ended December 28, 2003
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$ 32,232	$ 257,794	$ 79,588	$ 174,524	$ 544,138
Cash flows from investing activities:					
Additions to properties and intangible assets	—	(92,782)	(1,334)	(146,342)	(240,458)
Proceeds from sales of properties	—	620	10,190	5,594	16,404
Investment in Molson USA, LLC	—	(5,240)	—	—	(5,240)
Other	—	(630)	—	—	(630)
Net cash provided by (used in) investing activities	—	(98,032)	8,856	(140,748)	(229,924)
Cash flows from financing activities:					
Issuances of stock under stock plans	2,491	—	—	—	2,491
Dividends paid	(29,820)	—	—	—	(29,820)
Net payments on short–term borrowings	—	(15,100)	—	(69,070)	(84,170)
Proceeds from commercial paper	—	249,645	—	—	249,645
Payments on debt and capital lease obligations	—	(462,547)	—	—	(462,547)
Change in overdraft balances	—	(32,992)	—	—	(32,992)
Net activity in investment and advances (to) from subsidiaries	(4,610)	101,535	(86,687)	(10,238)	—
Net used in financing activities	(31,939)	(159,459)	(86,687)	(79,308)	(357,393)
Cash and cash equivalents:					
Net (decrease) increase in cash and cash equivalents	293	303	1,757	(45,532)	(43,179)
Effect of exchange rate changes on cash and cash equivalents	—	—	458	2,994	3,452
Balance at beginning of year	161	499	634	57,873	59,167
Balance at end of year	$ 454	$ 802	$ 2,849	$ 15,335	$ 19,440

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the fiscal year ended December 29, 2002
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$ 12,779	$ 139,888	$ 67,293	$ 38,585	$ 258,545
Cash flows from investing activities:					
Sales and maturities of securities	232,758	—	—	—	232,758
Additions to properties and intangible assets	185	(147,798)	(4,469)	(94,760)	(246,842)
Proceeds from sales of properties	—	9,810	1,545	16,002	27,357
Acquisition of CBL, net of cash acquired	—	(115,105)	(92,650)	(1,379,545)	(1,587,300)
Investment in Molson USA, LLC	—	(2,750)	—	—	(2,750)
Other	—	(7,561)	—	—	(7,561)
Net cash provided by (used in) investing activities	232,943	(263,404)	(95,574)	(1,458,303)	(1,584,338)
Cash flows from financing activities:					
Issuances of stock under stock plans	15,645	—	—	—	15,645
Dividends paid	(29,669)	—	—	—	(29,669)
Proceeds from issuance of debt	—	2,391,934	—	—	2,391,934
Proceeds from short-term borrowings	—	250,900	—	80,433	331,333
Payments on debt and capital lease obligations	(85,000)	(1,293,075)	—	(1,643)	(1,379,718)
Debt issuance costs	(185)	(9,889)	—	—	(10,074)
Change in overdraft balances	—	(27,783)	—	—	(27,783)
Net activity in investment and advances (to) from subsidiaries	(204,917)	(1,192,862)	29,411	1,368,368	—
Net cash provided by (used in) financing activities	(304,126)	119,225	29,411	1,447,158	1,291,668
Cash and cash equivalents:					
Net (decrease) increase in cash and cash equivalents	(58,404)	(4,291)	1,130	27,440	(34,125)
Effect of exchange rate changes on cash and cash equivalents	—	—	(1,220)	17,379	16,159
Balance at beginning of year	58,565	4,790	724	13,054	77,133
Balance at end of year	$ 161	$ 499	$ 634	$ 57,873	$ 59,167

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the fiscal year ended December 30, 2001
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	$ (32,582)	$ 189,288	$ 41,922	$ (5,232)	$ 193,396
Cash flows from investing activities:					
Purchases of investments	(228,237)	—	—	—	(228,237)
Sales and maturities of securities	268,093	—	—	—	268,093
Additions to properties and intangible assets	522	(230,593)	(13,934)	(543)	(244,548)
Proceeds from sales of properties and intangible assets	—	20,060	43,469	—	63,529
Investment in Molson USA, LLC	—	(65,000)	—	—	(65,000)
Other	—	7,589	—	1,825	9,414
Net cash provided by (used in) investing activities	40,378	(267,944)	29,535	1,282	(196,749)
Cash flows from financing activities:					
Issuances of stock under stock plans	10,701	—	—	—	10,701
Purchases of treasury stock	(72,345)	—	—	—	(72,345)
Dividends paid	(29,510)	—	—	—	(29,510)
Change in overdraft balances	—	51,551	—	—	51,551
Net activity in investment and advances (to) from subsidiaries	27,377	34,006	(73,054)	11,671	—
Other	—	—	—	759	759
Net cash provided by (used in) financing activities	(63,777)	85,557	(73,054)	12,430	(38,844)
Cash and cash equivalents:					
Net (decrease) increase in cash and cash equivalents	(55,981)	6,901	(1,597)	8,480	(42,197)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(431)	(431)
Balance at beginning of year	114,546	(2,111)	2,321	5,005	119,761
Balance at end of year	$ 58,565	$ 4,790	$ 724	$ 13,054	$ 77,133

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

Evaluation of disclosure controls and procedures. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to

allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures that, by their nature, can only provide reasonable assurance regarding management's control objectives. Also, we have investments in certain unconsolidated entities that we do not control or manage. Consequently, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries. The Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of December 28, 2003 and, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Changes in internal control over financial reporting. The Company had a change in the internal control over financial reporting during the fourth quarter of fiscal 2003 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. We implemented a new automated supply chain system within our Americas segment that impacted financial processes and controls in the areas of billing, excise taxes, freight, and inventories. The difficulties we have experienced with the system implementation have required us to design and use mitigating control procedures to ensure that our financial statements are fairly presented. We will continue to rely on mitigating controls until the financial processes and system controls as originally designed are fully operational, at which point we expect to have controls that are improved from before the new system implementation.

PART III

Item 10. Directors and Executive Officers of the Registrant

(a) Directors

PETER H. COORS (Age 57) serves as Chairman of the Boards of ACC and CBC. He was Chief Executive Officer of ACC from May 2000 to July 2002 and of CBC from December 1992 to May 2000. He has been a director of ACC and CBC since 1973. Prior to 1993, he served as Executive Vice President and Chairman of the brewing division, before it was organized as CBC. He served as interim Treasurer and Chief Financial Officer of ACC from December 1993 to February 1995. He also has served in a number of different executive and management positions for CBC. Since March 1996, he has been a director of US Bancorp. He also has been a director of Energy Corp. of America since March 1996, and was appointed to the board of H.J. Heinz & Co. in 2001.

W. LEO KIELY III (Age 57) was appointed Chief Executive Officer of ACC in July 2002 and has served as Chief Executive Officer of CBC since May 2000. He served as President and Chief Operating Officer of CBC from March 1993 to May 2000. He has been a director of ACC and CBC since August 1998. Prior to joining CBC, he held executive positions with Frito–Lay, Inc., a subsidiary of PepsiCo in Plano, Texas.

CHARLES M. HERINGTON **(Age 44) joined the boards of both ACC and CBC in February 2003. He was appointed as a member of the Compensation and Human Resources Committee in May 2003. Since 1999 he has been President and Chief Executive Officer of America Online Latin America. Prior to joining AOL Latin America, he served as President of Revlon Latin America. From 1990 to 1997, Mr. Herington held various executive positions with PepsiCo Restaurants International (PepsiCo), serving most recently, from 1995 to 1997, as Regional Vice President of Kentucky Fried Chicken, Pizza Hut, Taco Bell of South America, Central America and the Caribbean. He also held several high level positions in management and marketing with Procter & Gamble in Canada, Puerto Rico and Mexico during the 10 years prior to his association with PepsiCo. He is also director of NII Holdings, Inc. (formerly known as Nextel International).**

FRANKLIN W. HOBBS (Age 56) was appointed a director of ACC and CBC in 2001 and is a member of the Audit Committee and the Compensation and Human Resources Committee. He graduated from Harvard College and Harvard Business School and served as Chief Executive Officer and director for the investment bank, Houlihan Lokey Howard & Zukin from 2002 to January 2003. He served in roles of increasing responsibility at the investment bank, Dillon, Read & Co., Inc. from 1972 through 2000, finally serving as chairman of UBS Warburg following a series of mergers between Dillon Read, and SBC Warburg, and later with Union Bank of Switzerland. He also serves on the board of directors of Lord Abbett Group of Mutual Funds, the Board of Overseers at Harvard College, and is president of the Board at Milton Academy.

RANDALL OLIPHANT (Age 44), was elected a director of both ACC and CBC in November 2003. He was appointed as a member of the Audit Committee in February 2004. Mr. Oliphant brings 20 years of management,

financial and operational experience. He served as President and CEO of Barrick Gold Corporation, from 1999 to 2003, and served as a director of Barrick from 1997 to 2003. Prior to his tenure as President and CEO, he served in a number of executive positions with Barrick between 1987 and 1999, including Vice President and Treasurer, and Chief Financial Officer. Before joining Barrick, he was an Audit Senior with PricewaterhouseCoopers. He is a Chartered Accountant, and has held directorships and advisory positions with other (privately–held) corporations, not–for profit organizations and international governments.

PAMELA H. PATSLEY (Age 47) has served as a director of both ACC and CBC since November 1996. She chairs the Audit Committee and served as a member of the Compensation and Human Resources Committee until May 2002. In May 2002, she was appointed President, First Data International. Previously, since March 2000, she served as Senior Executive Vice President of First Data Corp. and president of First Data Merchant Services, First Data Corp.'s merchant processing enterprise, which also includes the TeleCheck check guarantee and approval business. Prior to joining First Data, she served as President, Chief Executive Officer and director of Paymentech. She began her Paymentech career as a founding officer of First USA, Inc. when it was established in 1985. Before joining First USA, she was with KPMG Peat Marwick.

WAYNE R. SANDERS (Age 56) has served as a director of ACC and CBC since February 1995. He was a member of the Compensation and Human Resources Committee until May 2003 and serves as a member of the Audit Committee. He served as Chairman and Chief Executive Officer of Kimberly–Clark Corporation until September 2002 and retired from his position as Chairman in February 2003. He joined Kimberly–Clark in 1975 and has served in a number of positions. He was elected to Kimberly–Clark's board of directors in August 1989 and as CEO in 1991. He is also a director of Texas Instruments Incorporated and Belo Corp. He serves as Vice Chairman of Marquette University's Board of Trustees and as a governor and trustee of Boys and Girls Clubs of America.

ALBERT C. YATES (Age 62) has served as a director of ACC and CBC since August 1998. He was appointed chairman of the Compensation and Human Resources Committee in November 2001. He was a committee member prior to his appointment as chair and also served as a member of the Audit Committee. He retired as President of Colorado State University in Fort Collins, Colorado in June 2003. He was also a Chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City–Denver Branch and the board of First Interstate Bank. He currently charis the Board of Centennial Bank of the West and is a member of the Advisory Board of the Janus Funds

(b) Executive Officers

Of the above directors, Peter H. Coors and W. Leo Kiely III are executive officers of ACC and CBC. The following also were executive officers of ACC and/or CBC at February 29, 2004:

DAVID G. BARNES (Age 42) is Chief Financial Officer, Coors U.S., with global planning responsibilities, and Vice President, Finance of ACC. He joined us in March 1999 as Vice President and Treasurer of ACC, and Vice President of Finance and Treasurer of CBC. His duties include global financial planning. From 1994 to 1999, he served as an officer of Tricon Global Restaurants, in various financial and development positions. From 1990 to 1994, he worked at Asea Brown Boveri in various strategy, planning and development roles of increasing responsibility. He started his career at Bain and Company, serving as a consultant for five years.

MICHAEL J. GANNON (Age 40) was appointed Vice President, Treasurer of ACC and CBC in July 2002. Gannon joined us in 1991 serving in various operations, finance and treasury functions. Prior to his appointment as Treasurer, he served as Director, Corporate Finance, overseeing treasury and finance projects for approximately 3 ½ years. He previously oversaw capital planning projects and analysis.

PETER M. R. KENDALL (Age 57) joined us in January 1998 as Senior Vice President and Chief International Officer of CBC. In 2002, he was appointed Chief Executive Officer of CBL, our principal United Kingdom subsidiary, and is also a Vice President of ACC. Before joining CBC, he was Executive Vice President of Operations and Finance for Sola International, Inc., a manufacturer and marketer of eyeglass lenses in Menlo Park, California. From 1995 to 1996, he was President of International Book Operations for McGraw Hill Companies. From 1981–1994, he worked in leadership positions for Pepsi International, PepsiCo and PepsiCo Wines and Spirits. Prior to working for Pepsi, he spent six years at McKinsey & Co. in New York.

ROBERT D. KLUGMAN (Age 56) is our Chief Strategy Officer for CBC (global) and a vice president of ACC. From May 1994 to 2003 he served as Senior Vice President of Corporate Development of CBC. He served as Chief International Officer, following the acquisition of CBL. Prior to that, he was Vice President of Brand Marketing, and also served as Vice President of International, Development and Marketing Services. Before joining us, he was a Vice President of Client Services at Leo Burnett USA, a Chicago–based advertising agency.

ROBERT M. REESE (Age 54) joined the company in December 2001 as Vice President and General Counsel. He currently serves as Chief Legal Officer (global) of ACC and CBC. Prior to joining us, he was associated with Hershey Foods Corporation from 1978 to 2001, serving most recently as Senior Vice President of Public Affairs, General Counsel and Secretary.

MARA SWAN (Age 44) was appointed Chief People Officer (global) of CBC in March 2002 and she is a vice president of ACC. She joined CBC in November 1994 as a Director of Human Resources responsible for the sales and marketing area and most recently was Vice President, Human Resources. Prior to that, she worked for 11 years at Miller Brewing Company in Milwaukee where she held various positions in human resources.

PETER SWINBURN (Age 51) was appointed President of Coors Brewing Worldwide, a division of Coors Brewing Company, in May 2003. He previously served as Chief Operating Officer of Coors Brewers Limited from the Company's acquisition of CBL in February 2002 until May 2003. Prior to our acquiring CBL, Mr. Swinburn was Sales Director for Bass Brewers (the predecessor entity) from 1994 to 2002.

RONALD A. TRYGGESTAD (Age 47) was named Vice President and Controller of CBC and Controller of ACC in May 2001. He joined the company in December 1997 as the Director of Tax. Prior to joining CBC, he was with Total Petroleum, Inc. from 1994 to 1997, serving there as Director of Tax and Internal Audit. He also worked for Shell Oil Company from 1990 through 1993, and Price Waterhouse from 1982 through 1989.

TIMOTHY V. WOLF (Age 50) serves as Vice President and Chief Financial Officer of ACC and Chief Financial Officer of CBC (global). Prior to joining the company in 1994, he served as Senior Vice President of Planning and Human Resources for Hyatt Hotels Corporation from 1993 to 1994 and in several executive positions for The Walt Disney Company, including Vice President, Controller and Chief Accounting Officer, from 1989 to 1993. Prior to Disney, he spent 10 years in various financial planning, strategy and control roles at PepsiCo. He currently serves on the Science and Technology Commission for the State of Colorado.

Based upon our review of Forms 3, 4 and 5 filed by certain beneficial owners of our Class B common stock, we are not aware of any failure by the Section 16 reporting persons to timely file a required form pursuant to Section 16.

Website Availability of Corporate Governance and Other Documents The Company has had a Code of Business Conduct (code of ethics) for a number of years. It has always applied, and continues to apply, to all employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer (Controller). A copy of the Code may be found on our website at www.coors.com under the Invest in Us section, under Corporate Governance. You can also find on our website the Governance Guidelines adopted by the Board, and two key Board Committee charters, including charters for the Company's Audit Committee and Compensation and Human Resource Committee. Shareholders also may obtain print copies of these documents by submitting a written request to Annita M. Menogan, Corporate Secretary, P.O. Box 4030, NH311, Golden, Colorado 80401.

If any amendments are made to, or any waivers are granted with respect to, provisions of the Code of Business Conduct that apply to the Chief Executive Officer, Chief Financial Officer or Controller, the Company will disclose the nature of such amendment or waiver on its website.

Item 11. Executive Compensation

I. Summary Compensation Table

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					AWARDS		PAYOUTS	
NAME & PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)(1)	OTHER ANNUAL COMP ($)	RESTRICTED STOCK ($)	SECURITIES UNDER-LYING OPTIONS (#)(2)	LTIP PAY-OUTS ($)	ALL OTHER COMP ($)(3)
W. Leo Kiely III, CEO of	2003	800,000	281,250	0	0	150,000	0	129,353
Adolph Coors Company,	2002	755,194	678,085	0	0	120,000	0	136,734
President & CEO of Coors	2001	686,456	407,423	0	0	120,000	0	57,139
Brewing Company								
Peter H. Coors, Chairman of	2003	771,000	222,750	0	0	125,000	0	58,171
Adolph Coors Company &	2002	760,500	546,242	0	0	125,000	0	83,173
Coors Brewing Company	2001	760,500	452,272	0	0	125,000	0	78,699
Timothy V. Wolf, VP and	2003	419,500	163,522	0	0	40,000	0	27,410
CFO of Adolph Coors	2002	395,167	236,138	0	0	30,000	0	37,755
Company, CFO (global) of	2001	371,000	163,899	0	0	20,000	0	11,835
Coors Brewing Company								
Peter M. R. Kendall, CEO of	2003	396,840	123,727	182,000	0	40,000	0	230,277
Coors Brewers Limited	2002	374,713	218,548	0	0	40,000	0	217,915
	2001	358,280	133,647	0	0	25,000	0	30,171
Robert M. Reese, VP and	2003	357,700	121,925	0	0	20,000	0	41,056
Chief Legal Officer of	2002	341,349	160,888	0	0	40,000	0	154,639
Adolph Coors Company,	2001	0	0	0	0	0	0	0
Chief Legal Officer (global) of								
Coors Brewing Company								

(1) Amounts awarded under the CBC Incentive Plan.

(2) See discussion under Item 11, Part II, for options issued in 2003.

(3) The amounts shown in this column are primarily attributable to the officer life insurance other than group life and bonus amounts unrelated to the annual CBC Incentive Plan shown in the Bonus column.

We provide term officer life insurance for all the named active executives. The officer's life insurance provides six times the executive base salary until retirement when the benefit terminates. The 2003 annual premium benefit for each executive was: W. Leo Kiely III, $65,390; Peter H. Coors, $17,534; Timothy V. Wolf, $5,993; Peter M. R. Kendall, $19,091 and Robert M. Reese, $6,669.

Peter M. R. Kendall received $371,605 as part of a benefits package we gave him due to his international assignment in 2003. Robert M. Reese received a $100,000 signing bonus upon starting with the company in 2002. These dollar amounts are included in "other compensation" above in those years.

In response to Code Section 162 of the Revenue Reconciliation Act of 1993, we appointed a special compensation committee of the board to approve and monitor performance criteria in certain performance-based executive compensation plans for 2002.

II. Option/SAR Grants Table

Option Grants in Last Fiscal Year

Name	Individual Grants Number of Securities Underlying Options Granted (#)(1)	% of total options granted to employees in fiscal year	Exercise or base price ($/Share)	Expiration date	Potential Realizable Value at assumed rates of stock price appreciation for option term 5%	10%
W. Leo Kiely III	150,000	7.84%	$ 49.015	02/13/2013	$ 4,623,791	$ 11,717,593
Peter H. Coors	125,000	6.53%	$ 49.015	02/13/2013	$ 3,853,159	$ 9,764,661
Timothy V. Wolf	40,000	2.09%	$ 49.015	02/13/2013	$ 1,233,011	$ 3,124,691
Peter M. R. Kendall	40,000	2.09%	$ 49.015	02/13/2013	$ 1,233,011	$ 3,124,691
Robert M. Reese	20,000	1.04%	$ 49.015	02/13/2013	$ 616,505	$ 1,562,346

(1) Grants vest one–third in each of the three successive years after the date of grant. As of December 30, 2003, no 2003 grants were vested because of the one–year vesting requirement; however, they will vest 33–1/3% on the one–year anniversary of the grant dates.

III. Option/SAR Exercises and Year–End Value Table

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End (FY–End) Option/SAR Value

Name	Shares Acquired on Exercise (#)	Value Realized (1)	Number of Securities Underlying Unexercised Options at FY–End (#) Exercisable	Unexercisable	Value of Unexercised in–the–money options at FY–End Exercisable	Unexercisable
W. Leo Kiely III	15,251	$ 486,841	397,005	270,000	$ 2,961,845	$ 1,073,050
Peter H. Coors	—	—	430,128	250,002	$ 3,301,420	$ 896,042
Timothy V. Wolf	—	—	91,664	75,003	$ 209,280	$ 286,733
Peter M. R. Kendall	—	—	104,226	66,669	$ 604,096	$ 286,000
Robert M. Reese	—	—	13,332	46,668	$ 23,964	$ 189,836

(1) Values stated are the bargain element realized in 2003, which is the difference between the option price and the market price at the time of exercise.

IV. Pension Plan Table

The following table sets forth annual retirement benefits for representative years of service and average annual earnings.

Average Annual Compensation	Years of Service 10	20	30	40
$ 125,000	$ 25,000	$ 50,000	$ 75,000	$ 100,000
150,000	30,000	60,000	90,000	120,000
175,000	35,000	70,000	105,000	140,000
200,000(1)	40,000	80,000	120,000	160,000
225,000(1)	45,000	90,000	135,000	180,000(1)
250,000(1)	50,000	100,000	150,000	200,000(1)
275,000(1)	55,000	110,000	165,000(1)	220,000(1)
300,000(1)	60,000	120,000	180,000(1)	240,000(1)
325,000(1)	65,000	130,000	195,000(1)	260,000(1)
350,000(1)	70,000	140,000	210,000(1)	280,000(1)
375,000(1)	75,000	150,000	225,000(1)	300,000(1)
400,000(1)	80,000	160,000	240,000(1)	320,000(1)
425,000(1)	85,000	170,000(1)	255,000(1)	340,000(1)
450,000(1)	90,000	180,000(1)	270,000(1)	360,000(1)
475,000(1)	95,000	190,000(1)	285,000(1)	380,000(1)
500,000(1)	100,000	200,000(1)	300,000(1)	400,000(1)
525,000(1)	105,000	210,000(1)	315,000(1)	420,000(1)
550,000(1)	110,000	220,000(1)	330,000(1)	440,000(1)
575,000(1)	115,000	230,000(1)	345,000(1)	460,000(1)
600,000(1)	120,000	240,000(1)	360,000(1)	480,000(1)

(1) Maximum permissible benefit under ERISA from the qualified retirement income plan for 2003 was $160,000. Annual compensation exceeding $200,000 is not considered in computing the maximum permissible benefit under the qualified plan. We have a non-qualified supplemental retirement plan to provide full accrued benefits to all employees in excess of Internal Revenue Service maximums.

Annual compensation covered by the qualified and non-qualified retirement plans and credited years of service for the named executive officers are as follows: W. Leo Kiely III, $782,000 and 10 years; Peter H. Coors, $753,000 and 32 years; Timothy V. Wolf, $419,500 and 9 years; Peter M. R. Kendall, $396,840 and 6 years; and Robert M. Reese, $357,700 and 2 years.

Our principal retirement income plan is a defined benefit plan. The amount of contribution for officers is not included in the above table since total plan contributions cannot be readily allocated to individual employees. Covered compensation is defined as the total base salary (average of three highest consecutive years out of the last 10) of employees participating in the plan, including commissions but excluding bonuses and overtime pay. Compensation also includes amounts deferred by the individual under Internal Revenue Code Section 401(k) and any amounts deferred into a plan under Internal Revenue Code Section 125. Normal retirement age under the plan is 65. An employee with at least 5 years of vesting service may retire as early as age 55. Benefits are reduced for early

retirement based on an employee's age and years of service at retirement; however, benefits are not reduced if (1) the employee is at least age 62 when payments commence; or (2) the employee's age plus years of service equal at least 85 and the employee has worked for us at least 25 years and has reached the age of 55. The amount of pension actuarially accrued under the pension formula is based on a single life annuity.

In addition to the annual benefit from the qualified retirement plan, Peter H. Coors is covered by a salary continuation agreement. This agreement provides for a lump sum cash payment to the officer upon normal retirement in an amount actuarially equivalent in value to 30% of the officer's last annual base salary, payable for the remainder of the officer's life, but not less than 10 years. The interest rate used in calculating the lump sum is determined using 80% of the annual average yield of the 10–year Treasury constant maturities for the month preceding the month of retirement. Using 2003 eligible salary amounts as representative of the last annual base salary, the estimated lump sum amount for Peter H. Coors would be based upon an annual benefit of $225,900, paid upon normal retirement.

V. Compensation of Directors

The non–employee (NE) directors' annual retainer was raised from $42,000 to $45,000 in May 2003. NE directors also received a grant of 2,000 options each in 2003.

In 2003, the NE members of the Board of Directors were each paid 5 months of their annual 2002–2003 retainer, or $17,500, plus 7 months of their 2003–2004 retainer, or $26,250, as well as reimbursement of expenses incurred to perform their duties as directors. Pamela Patsley, Chair of our Audit Committee, and Dr. Albert Yates, Chair of our Compensation and Human Resources Committee, received additional payments of $7,000 each for their services as committee chairs. Directors who are our full–time employees receive $18,000 annually for each Board term of May to May. All directors are reimbursed for any expenses incurred while attending board or committee meetings and in connection with any other company business.

VI. Employment Contracts and Termination of Employment Arrangements

Except for agreements with certain of our executive officers, including the named active executive officers, relating to their employment upon a change of control of our company, we have no agreements with executives providing employment for a set period. The change in control agreements, which apply to certain officers of CBC, generally provide that for a period of two years following a change of control as defined in the agreements, the officer will be entitled to certain compensation upon certain triggering events. These events include termination without cause, resignation for good reason or resignation by the officer for any reason during a 30–day window beginning one year after a change of control. Upon a triggering event, officers would be paid a multiple of their annual salary and bonus, plus health, pension and life insurance benefits for additional years. For the Chairman and the Chief Executive Officer, the compensation would equal three times annual salary and bonus, plus benefits for the equivalent of three years coverage, plus three years credit for additional service toward pension benefits. All other officers, including named active officers, who are party to these agreements would receive two times annual salary and bonus, plus two years equivalent benefit coverage, plus credit for two years additional service toward pension benefits.

VII. Compensation Committee Interlocks and Insider Participation

Dr. Albert C. Yates, Chairman, and Franklin W. Hobbs served on the Compensation and Human Resources Committee during 2003. In addition, Wayne R. Sanders served on the Committee until May 2003, when Charles M. Herington was appointed to the Committee.

Executive Compensation Report of the Compensation and Human Resources Committee

The Compensation and Human Resources Committee has the responsibility of making recommendations and providing assistance to the Board of Directors on compensation and benefit programs for the Company's employee and non–employee directors, officers and employees.

Compensation Philosophy

The Committee adheres to several guiding principles in carrying out its responsibilities:

Total compensation should reward individual, team and corporate performance and provide incentive for

enhancement of shareholder value. Variable pay awards (short– and long–term) will correlate closely (up and down) with business and individual performance.

Our total reward package encompasses base and variable pay, equity programs, benefits and personal growth. The Company provides a base salary that will maintain its competitive market position. The Company offers an annual incentive opportunity that aligns corporate growth objectives and performance with individual achievements. Performance measurement reflects calculated achievement levels and fact–based judgment. The relative emphasis of each are set by local management.

At more senior levels of leadership, focus is on a combination of short and long term performance. Over time, top performers should receive above average compensation and above median variable pay commensurate with Company results.

Along with our culture and other management systems, equity rewards will help us drive value– added performance for the Company, business units, and individuals. Equity will be used to align employees and our shareholders and will be focused on those individuals with the greatest ability to impact results.

The Committee considers several factors when determining compensation for executive officers:

Overall Company Performance

In addition to its current knowledge of Company operations through participation at regular Board meetings, the Committee reviews the Company score card, which includes such items as annual sales, cost of goods sold, earnings, cash flow per share growth, debt reduction goals, market share gains, progress toward long–term objectives, and various qualitative factors relating to Company performance. There is no set weighting of these variables as applied to individual executive positions. Each year, management sets specific performance targets for the Company and certain business units for each of the categories set forth above. In addition, certain business units have specific targets in addition to overall Company performance that are a factor in rating the performance of the executive officers and other management personnel responsible for those units. These targets generally provide ranges below which no bonus compensation will be paid, and ranges for which incentive compensation will be paid, but which will vary depending on the level of performance within those ranges. The committee reviews the performance targets annually, makes recommendations, and determines whether to approve management's targets and recommended salary and bonus levels.

Individual Performance

The Committee considers, in addition to business results, the executive's achievement of various other managerial objectives and personal development goals.

Competitive Compensation

Management benchmarks executives against companies with similar revenues, as well as against companies in similar industries.

Salary

The Company does not have an employment agreement with Mr. Peter Coors, Mr. Leo Kiely or any of its other executive officers, except for certain arrangements in the event of a change of control of the Company. In setting base salaries the Committee generally considers the overall financial performance of the Company as well as external and internal pay equity. Actual salary determination is subjective. We believe Mr. Kiely's compensation is conservative relative to the market for CEOs in the comparable group of companies.

Salaries for other executive officers were targeted at market level in line with our overall compensation philosophy.

Bonus

The Company pays incentive (bonus) compensation to all of its officers and most employees, except certain employees under collective bargaining agreements, in accordance with prescribed plans. The plans are reviewed and approved by the Committee annually. These Plans authorize payment of cash bonuses to participants based on a pre–established range of Company or business unit performance goals for designated performance periods. The incentive amount is calculated based on a percentage of the participant's salary, depending on grade level and position, and is divided into individual and company–based components. Mr. Kiely's bonus is based 75% on Company performance and 25% on achivement of debt paydown targets. Bonuses for higher ranked employees are weighted more in favor of Company performance and less individual performance. In addition, performance in some cases may include targets not totally within the control of the participant in order to incorporate cross–functional goals.

In February 2004, the Committee certified the 2003 results against established performance goals and approved individual bonuses for all executive officers and employees who participate in the incentive plans. However, no bonus was paid for the Company performance portion of the formula because the Company did not meet its performance targets. This resulted in lower total bonus payments.

Long–Term Incentives

Stock option and restricted share awards are the Company's current long–term incentives. Stock option awards are made to approximately 573 middle and upper level managers, including Mr. Kiely and the other executive officers. The number of options granted is a fixed number based on job level and market total compensation. Options normally vest over three years, one–third on each anniversary date of the grant.

In 2003, the Committee granted Mr. Kiely options for 150,000 shares under the 1990 Equity Incentive Stock Plan.

Policy on Deductibility of Compensation Expenses

The Company is not allowed a deduction for certain compensation paid to certain executive officers in excess of $1 million, except to the extent such excess constitutes performance–based compensation. The Committee considers its primary goal to be the design of compensation strategies that further the best interests of the Company and its shareholders. To the extent they are not inconsistent with that goal, the Committee will attempt where practical to use compensation policies and programs that preserve the deductibility of compensation expenses.

Submitted by the Compensation And Human Resources Committee:
Albert C. Yates, Chairman
Charles M. Herington
Franklin W. Hobbs

VIII. Audit Committee Report

The Audit Committee of our Board of Directors is composed of a minimum of three directors who are independent as required by the listings standards of the New York Stock Exchange (NYSE). For 2003, the Audit Committee consisted of Pamela H. Patsley, Wayne R. Sanders and Franklin Hobbs. The Board of Directors determined in 2003 that Ms. Patsley, Mr. Hobbs and Mr. Sanders each are "audit committee financial experts" as defined by the SEC regulations, implementing Section 407 of the Sarbanes–Oxley Act of 2002. The Board of Directors has determined that each are "independent" as defined by current listing standards of the NYSE.

The Committee operates under a written charter which is reviewed annually and adopted by the committee. The Audit Committee's primary duties and responsibilities are to:

- monitor the integrity of our financial reporting process, the system of internal controls and significant legal matters and ethics;
- review and appraise the independence and performance of our internal auditors and independent accountants; and
- provide an open avenue of communication for the independent accountants, financial and senior management, internal auditors and the board of directors.

The Committee held four regular meetings and eight teleconferences during the fiscal year ended December 28, 2003. Discussions were held with management and the independent auditors. Management represented to the Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee has reviewed and discussed the consolidated financial statements with our management and the independent auditors. The Committee has discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, Communication with Audit Committees, as amended.

The Audit Committee has ultimate authority and responsibility to select, evaluate, and when appropriate, replace the Company's independent auditor. The Committee has discussed with the independent auditors the auditors' independence, including the matters in the written disclosures and the letter we received from the auditors, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The fees billed by independent auditors for non–audit services were approved by the Audit Committee and were also considered in the discussions of independence.

The Audit Committee also discussed with the Company's senior management and independent auditors the process used for certifications by the Chief Executive Officer and Chief Financial Officer for certain of the Company's filings with the Securities and Exchange Commission. Following the Committee's reviews and discussions with management and the independent auditor, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's annual report on Form 10–K for the year ended December 28, 2003.

In February 2004, Randall Oliphant, a new director, was added to the Audit Committee.

Submitted by the Audit Committee:
Pamela H. Patsley (Chair)
Franklin W. Hobbs
Randall Oliphant
Wayne R. Sanders

Item 12. Security Ownership of Certain Beneficial Owners and Management

(a)(b) Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of February 27, 2004, as to the beneficial ownership of Class A stock and Class B stock by beneficial owners of more than 5% of our Class A stock and Class B stock, each director, our named executive officers and by all directors and executive officers as a group. Unless otherwise indicated, the person or persons named have sole voting and investment power and that person's address is c/o Adolph Coors Company, 311 10th Street, P.O. Box 4030, Golden, Colorado 80401. Shares of common stock subject to options currently exercisable or exercisable within 60 days following the date of the tables are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

Name of beneficial owner	Number of Class A shares	Percent of class (1)	Number of Class B shares		Percent of class (1)
Adolph Coors, Jr. Trust, William K. Coors, Jeffrey H. Coors, Peter H. Coors, J. Bradford Coors and Melissa E. Coors, trustees	1,260,000(2)	100%	1,470,000	(2)	4.2%
Keystone Financing LLC	0	0.0%	9,252,994	(3)	25.9%
Peter H. Coors	0(4)	0.0%	692,105	(4)	1.9%
W. Leo Kiely III	0	0.0%	529,392	(5)	1.5%
Charles M. Herington	0	0.0%	1,080	(6)	*
Franklin W. Hobbs	0	0.0%	1,278	(6)(7)	*
Randall Oliphant	0	0.0%	0	(11)	*
Pamela H. Patsley	0	0.0%	3,372	(6)(7)	*
Wayne R. Sanders	0	0.0%	7,106	(6)(7)	*
Albert C. Yates	0	0.0%	2,345	(6)(7)	*
Peter M.R. Kendall	0	0.0%	126,707	(8)	*
Robert M. Reese	0	0.0%	37,333	(9)	*
Timothy V. Wolf	0	0.0%	136,669	(10)	*
All directors and executive officers as a group, including persons named above (17 persons)	0	0.0%	1,759,679		4.7%

* Less than 1%

(1) Except as set forth above and based solely upon reports of beneficial ownership required filed with the Securities and Exchange Commission pursuant to Rule 13d–1 under the Securities and Exchange Act of 1934, we do not believe that any other person beneficially owned, as of February 27, 2004 greater than 5% of our outstanding Class A stock or Class B stock.

(2) Peter H. Coors disclaims beneficial ownership of the shares held by the Adolph Coors, Jr. Trust.

(3) Keystone Financing LLC ("Keystone") is a limited liability company whose members consist of various Coors family trusts and family members, including the Adolph Coors, Jr. Trust. Keystone is a manager–managed company, of which William Coors and Jeffrey Coors are the sole managers.

(4) This number does not include 1,260,000 shares of Class A common stock or 1,470,000 shares of Class B common stock owned by the Adolph Coors, Jr. Trust, as to all of which Peter H. Coors disclaims beneficial ownership. This number does not include an additional aggregate of 487,100 shares held by a number of other trusts that hold the shares for the benefit of certain Coors family members, as to all of which Peter H. Coors disclaims beneficial ownership. Peter H. Coors is a trustee or beneficiary of certain of these trusts. The Commission does not require disclosure of these shares. This number does include 3,655 shares held in the names of Peter H. Coors' wife

and some of his children, as to which he disclaims beneficial ownership. This number includes options to purchase 553,463 shares of Class B common stock exercisable currently or within 60 days. If Peter H. Coors were to be attributed beneficial ownership of the shares held by the trusts, he would beneficially own 100% of the Class A common stock and 2,649,205 shares of the Class B common stock, or 7.3%.

(5) This number included options currently exercisable or exercisable within 60 days to purchase 509,805 shares of class B common stock.

(6) This number does not include an additional 2,000 options not currently exercisable within the next 60 days. These options were issued under our 1991 Equity Compensation Plan for Non–Employee Directors. Vesting in the options occurs one year from the date of issuance at the end of the one–year term for outside directors.

(7) This number includes options currently exercisable to purchase 1,000 shares of Class B common stock. These options were issued under our 1991 Equity Compensation Plan for Non–Employee Directors. Vesting in the options occurs one year from the date of issuance at the end of the one–year term for outside directors.

(8) This number includes options to purchase 126,667 shares of Class B common stock currently exercisable or exercisable within 60 days.

(9) This number includes options to purchase 33,333 shares of Class B common stock currently exercisable or exercisable within 60 days.

(10) This number includes options to purchase 134,228 shares of Class B common stock currently exercisable or exercisable within 60 days.

(11) Does not include 1,000 options not exercisable within 60 days. Does not include an additional 1,000 shares purchased by Mr. Oliphant in March 2004.

(c) Changes in Control

There are no arrangements that would later result in a change of our control.

Item 13. Certain Relationships and Related Transactions

(a) Transactions with Management and Others

From time–to–time, we employ members of the Coors family, which collectively owns 100% of the voting common stock of the company. Hiring and placement decisions are made based upon merit and compensation packages offered that are commensurate with policies in place for all employees of the company.

(b) Certain Business Relationships

We purchase a large portion of our paperboard packaging requirements from Graphic Packaging Corporation (GPC), a related party. Various Coors family trusts collectively own all of our Class A voting common stock, approximately 30% of our Class B common stock, and approximately 30% of GPC's common stock.

Our purchases under the GPC packaging agreement in 2003 totaled $106.4 million. Related accounts payable balances included in Affiliates Accounts Payable on the Consolidated Balance Sheets were $5.0 million, $0.8 million and $0.5 million in 2003, 2002 and 2001, respectively.

We are also a limited partner in a real estate development partnership in which a subsidiary of GPC is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by us. We received no distributions from this partnership in 2003.

(c) Indebtedness of Management

No member of management or another with a direct or indirect interest in us was indebted to us in excess of $60,000 in 2003.

Item 14. Principal Accountant Fees and Services

Audit and Non–Audit Fees

Aggregate fees for professional services rendered for the Company by PricewaterhouseCoorpers LLP as of or for the two fiscal years ended December 28, 2003 are set forth below:

	Fiscal Year 2003	Fiscal Year 2002
	(In thousands)	
Audit Fees	$ 994	$ 813
Audit–Related Fees	122	973
Tax Fees	28	61
All Other Fees	19	39
Total	$ 1,163	$ 1,886

Audit Fees Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its audit of our consolidated financial statements for the fiscal years 2003 and 2002 and the quarterly reviews of our financial statements included in Forms 10–Q.

Audit–Related Fees These were primarily related to recurring section 404 fees and other special accounting projects and audits of our joint ventures. The 2002 amount also includes fees related to various filings related to the CBL aquisition totaling $655.000.

Tax Fees These were related to tax compliance and related tax services.

All Other Fees These were primarily for other related fees for other special project assistance.

PricewaterhouseCoopers LLC rendered no professional services to us in connection with the design and implementation of financial information systems in fiscal year 2003 or 2002.

Policy on Audit Committee Pre–Approval of Audit and Permissible Non–Audit Services of Independent Auditors

The Audit Committee pre–approves all audit and non–audit services provided by the independent auditors prior to the engagement of the independent auditors with respect to such services. The Chairman of the Audit Committee has been delegated the authority by the Committee to pre–approve interim services by the independent auditors other than the annual exam. The Chairman must report all such pre–approvals to the entire Audit Committee at the next committee meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedule and Exhibits

The following are filed as a part of this Report on Form 10-K (see Item 8)

(1) Management's Report to Shareholders

Report of Independent Auditors

Consolidated Statements of Income and Comprehensive Income for each of the three years in the period ended December 28, 2003

Consolidated Balance Sheets at December 28, 2003 and December 29, 2002

Consolidated Statements of Cash Flows for each of the three years in the period ended December 28, 2003

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 28, 2003

Notes to Consolidated Financial Statements

(2) Schedule II – Valuation and Qualifying Accounts for each of the three years in the period ended December 28, 2003

(3) Exhibit list

Exhibit Number	Document Description
2.1	Share Purchase Agreement between Coors Worldwide, Inc. and Adolph Coors Company and Interbrew, S.A., Interbrew UK Holdings Limited, Brandbrew S.A., and Golden Acquisition Limited dated December 24, 2001 and amended February 1, 2002 (incorporated by reference to Exhibit 2.1 to Form 8-K/A filed April 18, 2002).
2.2	Agreement and Plan of Merger dated August 14, 2003 by and between Adolph Coors Company, a Colorado corporation, and Adolph Coors Company, a Delaware corporation (incorporated by reference to Exhibit 2.1 to Form 8-K filed October 6, 2003).
3.1	Certificate of Incorporation of Adolph Coors Company a Delaware corporation, dated August 14, 2003 (incorporated by reference to Annex B of the Proxy Statement on Schedule 14A, dated August 29, 2003).
3.2	By-laws, a Delaware corporation (incorporated by reference to Annex C of the Proxy Statement on Schedule 14A, dated August 29, 2003).
4.1	**Indenture, dated as of May 7, 2002, by and among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the quarterly report on Form 10-Q for the quarter ended March 31, 2002).**
4.2	First Supplemental Indenture, dated as of May 7, 2002 by and among the issuer, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the quarterly report on Form 10-Q for the quarter ended March 31, 2002).
10.1*	August 2003 amendment to Adolph Coors Company 1990 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 filed December 1, 2003, File No. 333-110855).

10.2	Form of CBC Distributorship Agreement (incorporated by reference to Exhibit 10.20 to Form 10–K for the fiscal year ended December 29, 1996).
10.3*	2003 amended Adolph Coors Company Equity Compensation Plan for Non–Employee Directors (incorporated by reference to Exhibit 99.1 to Form S–8 filed December 1, 2003, File No. 333–110854).
10.4	Distribution Agreement, dated as of October 5, 1992, between the Company and ACX Technologies, Inc. (incorporated herein by reference to the Distribution Agreement included as Exhibits 2, 19.1 and 19.1A to the Registration Statement on Form 10 filed by ACX Technologies, Inc. (file No. 0–20704) with the commission on October 6, 1992, as amended).
10.5*	Adolph Coors Company Stock Unit Plan (incorporated by reference to Exhibit 10.16 to Form 10–K for the fiscal year ended December 28, 1997) and 1999 Amendment (incorporated by reference to Exhibit 10.16 to Form 10–K for the fiscal year ended December 27, 1998).
10.6*	2001 amendment to Adolph Coors Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.17 to Form 10–K for the fiscal year ended December 31, 2000).
10.7*	CBC 2002 Coors Incentive Plan (incorporated by reference to Exhibit 10.17 to Form 10–K for the fiscal year ended December 30, 2001).
10.8	Adolph Coors Company Water Augmentation Plan (incorporated by reference to Exhibit 10.12 to Form 10–K for the fiscal year ended December 31, 1989).
10.9*	Amended form of change–in–control agreements for Chairman and for Chief Executive Officer (incorporated by reference to Exhibit 10.10 to Form 10–K for the fiscal year ended December 29, 2002).
10.10*	Amended form of change–in–control agreements for other officers (incorporated by reference to Exhibit 10.11 to Form 10–K for the fiscal year ended December 29, 2002).
10.11	Supply agreement between CBC and Ball Metal Beverage Container Corp. dated November 12, 2001 (incorporated by reference to Exhibit 10.12 to Form 10–K for the fiscal year ended December 30, 2001).
10.12	Supply Agreement between Rocky Mountain Metal Container, LLC and CBC dated November 12, 2001 (incorporated by reference to Exhibit 10.13 to Form 8–K/A filed April 18, 2002).
10.13	Agreed and Restated Global Master Services Agreement between CBC and EDS Information Services, LLC effective January 1, 2004 (filed pursuant to confidential treatment request).
10.14	Credit Agreement dated as of February 1, 2002 among Adolph Coors Company, CBC, Golden Acquisition Limited, the lenders party thereto, Deutsche Bank Alex. Brown Inc., as Syndication Agent, JPMorgan Chase Bank, as Administrative Agent, and J.P. Morgan Europe Limited, as London Agent (incorporated by reference to Exhibit 10.15 to Form 10–K for the fiscal year ended December 30, 2001).
10.15	Bridge Credit Agreement dated as of February 1, 2002 among Adolph Coors Company, CBC, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, JPMorgan Chase Bank, as Administrative Agent, and J.P. Morgan Europe Limited, as London Agent (incorporated by reference to Exhibit 10.16 to Form 10–K for the fiscal year ended December 30, 2001).
10.16*	Adolph Coors Company Deferred Compensation Plan amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.17 to Form 10–K for the fiscal year ended December 29, 2002).
10.17	Purchase and sale agreement by and between Graphic Packaging Corporation and Coors Brewing Company (incorporated by reference to Exhibit 99.1 to the Form 8–K dated March 25, 2003, filed by Graphic Packaging International Corporation).

10.18	Supply agreement between CBC and Owens–Brockway, Inc. dated July 29, 2003, effective August 1, 2003 (incorporated by reference to Exhibit 10.20 to Form 10–Q for the quarter ended September 29, 2003).
10.19	Commercial Agreement (Packaging Purchasing) by and between Owens–Brockway Glass Container Inc. and Coors Brewing Company effective August 1, 2003 (incorporated by reference to Exhibit 10.21 to Form 10–Q for the quarter ended September 29, 2003)
21	Subsidiaries of the Registrant.
23	Consent of Independent Auditors.
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).

*Represents a management contract.

(b) Reports on Form 8–K

The Company filed a Current Report on Form 8–K dated October 23, 2003, regarding expected earnings for the third quarter of fiscal year 2003 ended September 28, 2003.

The Company filed a Current Report on Form 8–K dated October 6, 2003, regarding the re–incorporation of Adolph Coors Company as a Delaware corporation.

(c) Exhibits

The exhibits at 15(a)(3) above are filed pursuant to the requirements of Item 601 of Regulation S–K.

(d) Other Financial Statement Schedules

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADOLPH COORS COMPANY

By /s/ Peter H. Coors

Peter H. Coors
Chairman and Director

By /s/ W. Leo Kiely

W. Leo Kiely
Chief Executive Officer and Director
(Principal Executive Officer)

By /s/ Timothy V. Wolf

Timothy V. Wolf
Vice President and
Chief Financial Officer
(Principal Financial Officer)

By /s/ Ronald A. Tryggestad

Ronald A. Tryggestad
Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following directors on behalf of the Registrant and in the capacities and on the date indicated.

By	/s/ Charles M. Herington	By	/s/ Franklin W. Hobbs
	Charles M. Herington Director		Franklin W. Hobbs Director
By	/s/ Randall Oliphant	By	/s/ Pamela H. Patsley
	Randall Oliphant Director		Pamela H. Patsley Director
By	/s/ Wayne R. Sanders	By	/s/ Albert C. Yates
	Wayne R. Sanders Director		Albert C. Yates Director

March 12, 2004

Report of Independent Auditors on Financial Statement Schedule

To the Board of Directors and Shareholders of Adolph Coors Company:

Our audits of the consolidated financial statements referred to in our report dated March 11, 2004 appearing in this Form 10–K also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10–K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Denver, Colorado
March 11, 2004

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
ADOLPH COORS COMPANY AND SUBSIDIARIES
(In thousands)

	Balance at beginning of year	Acquired with CBL	Additions charged to costs and expenses (2)	Deductions (1)	Foreign exchange impact	Balance at end of year
Allowance for doubtful accounts – trade accounts receivable						
Year ended:						
December 28, 2003	$ 14,334	$ —	$ 836	$ (3,973)	$ 1,216	$ 12,413
December 29, 2002	91	17,136	2,150	(6,988)	1,945	14,334
December 30, 2001	139	—	119	(167)	—	91
Allowance for doubtful accounts – current trade loans						
Year ended:						
December 28, 2003	$ 6,582	$ —	$ (37)	$ (2,389)	$ 485	$ 4,641
December 29, 2002	—	4,893	978	—	711	6,582
Allowance for doubtful accounts – long term trade loans						
Year ended:						
December 28, 2003	$ 17,794	$ —	$ (100)	$ (6,456)	$ 1,310	$ 12,548
December 29, 2002	—	13,230	2,644	—	1,920	17,794
Allowance for freight claims						
Year ended:						
December 28, 2003	$ 111	$ —	$ —	$ (111)	$ —	$ —
December 29, 2002	111	—	—	—	—	111
December 30, 2001	104	—	50	(43)	—	111
Allowance for obsolete inventories and supplies						
Year ended:						
December 28, 2003	$ 15,024	$ —	$ 16,512	$ (16,451)	$ 826	$ 15,911
December 29, 2002	4,370	8,324	5,499	(4,155)	986	15,024
December 30, 2001	3,614	—	3,361	(2,605)	—	4,370

(1) Write–offs of uncollectible accounts, claims or obsolete inventories and supplies.
(2) Negative adjustments reflect recoveries.



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-10.13

EX-10.13
10-K Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

Exhibit 10.13

Execution Copy

AMENDED AND RESTATED
GLOBAL MASTER SERVICES AGREEMENT
BETWEEN
COORS BREWING COMPANY
and
EDS INFORMATION SERVICES, L.L.C.

TABLE OF CONTENTS

Article 1 DEFINITIONS
1.1 Certain Definitions
1.2 Other Definitions
Article 2 TERM
2.1 Term
2.2 Renewal Term
Article 3 SERVICES
3.1 General
3.2 Resources
3.3 Local Country Agreements
3.4 Other Recipients of Services
3.5 Migration of Service Locations
[*****]
3.7 EDS Services to Others
3.8 Transition Services
Article 4 SERVICE LEVELS
4.1 Initial Service Levels
4.2 Review of Service Levels
4.3 Measurement and Monitoring Tools
4.4 Failure to Meet Service Levels
4.5 Additional Performance Requirements
Article 5 TRANSFERS OF EQUIPMENT, FACILITIES AND THIRD PARTY CONTRACTS
5.1 Transfer of Equipment
5.2 Golden Data Center and Equipment
5.3 Third Party Contracts
Article 6 PERSONNEL
6.1 Terms of Employment; [*****]
6.2 Key Transferred Employees
6.3 Key EDS Positions
6.4 Removal of EDS Employees from Coors Account
6.5 Excessive Turnover
6.6 No Employment Offers
6.7 Security
6.8 Safety
Article 7 INTELLECTUAL PROPERTY RIGHTS AND OBLIGATIONS
7.1 Coors Software
7.2 EDS Software
7.3 Third Party Software
7.4 Other Intellectual Property
7.5 Residual Rights
7.6 Non-Infringement

7.7 Disabling Code
7.8 [*****]
Article 8 CONFIDENTIALITY
8.1 Definitions
8.2 Rights, Restrictions and Obligations of the Receiving Party
8.3 Return/Destruction of Confidential Information
8.4 Nondisclosure Agreements
8.5 Privacy Laws
Article 9 CONTRACT MANAGEMENT
9.1 Project Executives
9.2 Steering Committee
9.3 Use of Coors Facilities
9.4 Coors Office Space at Data Center
9.5 Meetings
9.6 Reports
9.7 Procedures Manual
9.8 Technical Change Control
9.9 Contract Change Control
9.10 [*****]
9.11 Subcontracting
Article 10 AUDITS
10.1 Audit Rights
10.2 Payments
10.3 EDS and External Audits
10.4 Survival
Article 11 INSURANCE; RISK OF LOSS
11.1 Required Insurance Coverages
11.2 General Insurance Provisions
11.3 Risk of Loss
Article 12 CHARGES
12.1 Charges in Exhibit C
12.2 Managed and Pass-Through Expenses
12.3 Taxes
12.4 Charges Pursuant to Change Control Procedures
12.5 Significant Events
12.6 Recordkeeping
12.7 Coors Payment
12.8 Hyperinflation Protection
12.9 Gainsharing
12.10 Monthly Current Asset Payments.
Article 13 INVOICING AND PAYMENT
13.1 Invoices
13.2 Payment; Late Charges
13.3 Proration
13.4 Refunds
13.5 [*****]

Article 14 CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS
14.1 Mutual Representations and Warranties
14.2 Coors Representations and Warranties
14.3 EDS Representations and Warranties
14.4 Mutual Covenants
14.5 EDS Covenants
Article 15 INDEMNIFICATION
15.1 [*****]
15.2 [*****]
15.3 [*****]
15.4 [*****]
15.5 [*****]
Article 16 LIMITATIONS ON LIABILITY
16.1 General Intent
16.2 [*****]
16.3 [*****]
16.4 Force Majeure
16.5 [*****]
16.6 [*****]
Article 17 TERMINATION
17.1 [*****]
17.2 [*****]
17.3 [*****]
17.4 [*****]
17.5 [*****]
17.6 Extension of Expiration/Termination Effective Date
17.7 Effect of Termination
17.8 Expiration/Termination Assistance
17.9 Purchase of Equipment
17.10 EDS Software License
17.11 Third Party Contracts
17.12 Offers to EDS Employees
17.13 Return of Confidential Information
Article 18 DISPUTE RESOLUTION
18.1 General
18.2 Informal Dispute Resolution
18.3 Arbitration
18.4 Continued Performance
18.5 Applicable Law
18.6 Jurisdiction and Venue
18.7 Fees and Costs
18.8 Remedies
Article 19 MISCELLANEOUS
19.1 Interpretation
19.2 Binding Nature and Assignment
19.3 Expenses

19.4 Amendment and Waiver
19.5 Further Assurances
19.6 Publicity
19.7 Severability
19.8 Entire Agreement
19.9 Notices
19.10 Survival
19.11 Independent Contractor
19.12 No Third Party Beneficiaries
19.13 Export Control
19.14 Counterparts

Exhibits

[*****]

Schedules

[*****]

AMENDED AND RESTATED GLOBAL MASTER SERVICES AGREEMENT

THIS AMENDED AND RESTATED GLOBAL MASTER SERVICES AGREEMENT, effective as of January 1, 2004, is entered into between Coors Brewing Company, a Colorado corporation ("Coors"), and EDS Information Services, L.L.C., a Delaware limited liability company ("EDS"), and amends and restates that certain Master Services Agreement, dated as of the Commencement Date (as defined below), between Coors and EDS (the "Original Agreement").

BACKGROUND

A. Coors and its Affiliates (as defined below) are in the business of manufacturing, distributing and selling beer and other malt-based and alcoholic beverages. EDS is an independent systems consulting firm which offers systems integration, network and systems operations, data center management, applications development, field services, and management consulting.

B. Coors desires to obtain from EDS, and EDS desires to provide to Coors, certain information technology services, all subject to and in accordance with the provisions of this Agreement (as defined herein).

C. Coors and EDS now desire to amend and restate the Original Agreement in order to (i) provide for the provision of certain information technology services to CBL (as defined below), (ii) facilitate the future provision of information technology services by EDS to other Coors Affiliates in countries outside of the United States of America, if EDS and Coors mutually agree to such an arrangement in the future, and (iii) revise certain other provisions of the Original Agreement, in each case as further provided in this Agreement (as defined below).

AGREEMENT

Coors and EDS hereby agree as follows:

Article 1
DEFINITIONS

1.1 Certain Definitions

In this Agreement, the following terms shall have the indicated meanings:

(a) "Affiliate" means, with respect to any specified person or entity, any other person or entity that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the specified person or entity.

(b) "Agreement" means this Amended and Restated Global Master Services Agreement, all Local Country Agreements and all Schedules. For purposes of clarity, the Parties

acknowledge that the term "Agreement" specifically excludes [*****]

(c) "Amendment Effective Date" means January 1, 2004.

(d) "Applications Software" means those programs and programming (including the supporting documentation and media) that perform in the conduct of the Services specific user related data processing and telecommunications tasks.

(e) "Assigned Contracts" has the meaning given in Section 5.3(a)(i).

(f) "Benchmarker" has the meaning given in Section 9.10(c).

(g) "Business Day" means any day other than a Saturday, Sunday, December 26 or legal holiday in the State of Colorado.

(h) "CBL" means Coors Brewers Limited, a company organized under the laws of England and Wales.

(i) "CBL Monthly Current Asset Payment" has the meaning given in Section 12.10(b).

(j) "CBL Transferred Equipment" has the meaning given in Section 5.1(c).

(k) "CBL Transition Plan" has the meaning given in Section 3.8(b).

(l) "CBL Transition Services" has the meaning given in Section 3.8(b).

(m) "Change Control Procedures" has the meaning given in Section 9.9(a).

(n) "Commencement Date" means August 1, 2001.

(o) "Confidential Information" has the meaning given in Section 8.1.

(p) "Confidential Materials" has the meaning given in Section 8.1.

(q) [*****]

(r) "Coors Applications Software" means Applications Software owned by Coors or its Affiliates (specifically excluding Third Party Software) and used to provide the Services. [*****]

(s) "Coors Competitor" means any person or entity whom directly or indirectly, at any time during the Term, has as its primary business the manufacturing and/or distribution of beer and other malt-based or alcoholic beverages, and any Affiliate of such person or entity.

(t) "Coors Data" means [*****]

(u) "Coors Monthly Current Asset Payment" has the meaning given in Section 12.10(a).

(v) [*****]

(w) "Coors Software" means Coors Systems Software and Coors Applications Software.

(x) "Coors Systems Software" means Systems Software owned by a Coors Recipient or its Affiliates (specifically excluding Third Party Software) and used to provide the Services. [*****]

(y) "Coors Transferred Equipment" has the meaning given in Section 5.1(a).

(z) "Coors Transition Plan" shall have the meaning given in Section 3.8(a).

(aa) "Coors Transition Services" shall have the meaning given in Section 3.8(a).

(bb) "Critical Service Level" has the meaning given in Section 1 of Exhibit B.

(cc) "Data Center" means (i) the Golden Data Center and (ii) subject to Coors written consent as provided in Section 3.5, any other data center which any EDS Provider uses to provide any Services.

(dd) "Disaster Recovery Plan" means: (i) with respect to Coors, the disaster recovery plan applicable to Coors, as it exists on the Commencement Date and is modified or replaced thereafter in accordance with the Change Control Procedures; (ii) with respect to CBL, the disaster recovery plan applicable to CBL, as it exists on the Amendment Effective Date and is modified or replaced thereafter in accordance with the Change Control Procedures; and (iii) any enterprise disaster recovery plan applicable to both CBL and Coors developed following the Amendment Effective Date in accordance with the Change Control Procedures.

(ee) "Dispute Resolution Committee" has the meaning given in Section 18.2(a).

(ff) "EDS Applications Software" means Applications Software owned by any EDS Provider or EDS Affiliate [*****] and used to provide the Services.

(gg) "EDS Personnel" means employees of EDS Providers or their Affiliates, or EDS Subcontractors assigned to perform Services.

(hh) [*****]

(ii) "EDS Systems Software" means Systems Software owned by EDS Providers or their Affiliates (specifically excluding Third Party Software) and used to provide the Services.

(jj) "EDS Software" means EDS Applications Software and EDS Systems Software.

(kk) "EDS Subcontractor" means any contractor or subcontractor of an EDS Provider or an Affiliate of an EDS Provider (including, without limitation, individuals engaged as independent contractors) used by an EDS Provider to provide any Services.

(ll) "EDS–UK" shall mean Electronic Data Systems Limited.

(mm) "Effective Date" shall mean: (i) with respect to this Amended and Restated Global Master Services Agreement, the Commencement Date; (ii) with respect to the

Local Country Agreement between CBL and EDS–UK, the Amendment Effective Date; and (iii) with respect to any other Local Country Agreement, such Local Country Agreement's Local Country Agreement Effective Date. References to an "applicable Effective Date," "an Effective Date applicable it," or words of similar import shall be construed as referencing the Effective Date of the particular agreement (either this Amended and Restated Global Master Services Agreement or a Local Country Agreement, as applicable) to which the entity or entities referenced is/are a party/parties.

(nn) "Environmental Laws" means any Federal, state, local or foreign law, order, regulation, ordinance, code, policy or rule of common law and any judicial or administrative interpretation thereof as of the Commencement Date and as may be amended or modified after the Commencement Date, including, without limitation, any judicial or administrative order, consent decree, or judgment, relating to the environment, health or safety.

(oo) [*****]

(pp) "Force Majeure Events" has the meaning given in Section 16.4.

(qq) "Golden Data Center" means the real property and improvements commonly known as 1819 Denver West Drive, Golden, Colorado.

(rr) "Golden Data Center Lease" means the Denver West Office Building Lease between Denver West Office Building No. 26 Venture, as Landlord, and Coors, as Tenant, dated February 1, 1994.

(ss) "Hazardous Substance" means (i) any petroleum or petroleum products or fractions thereof, radioactive materials, friable asbestos, urea formaldehyde, foam insulation, radon gas and transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and (ii) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "extremely hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "universal hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import under any applicable Environmental Law; and (iii) any natural or artificial substance (whether in the form of a solid, liquid, gas, or vapour) the presence of which (whether alone or in combination with any other substance) gives rise to a risk of causing harm to human health or causing damage to the environment.

(tt) [*****]

(uu) "Key EDS Positions" has the meaning given in Section 6.3.

(vv) "Key Transferred Employees" has the meaning given in Section 6.2.

(ww) "Local Country Agreement" means an agreement (including any Schedules thereto) between an EDS Provider (other than EDS) and a Coors Recipient (other than Coors), pursuant to which such EDS Provider agrees to provide Services to such Coors Recipient in accordance with terms set forth in this Agreement.

(xx) "Local Country Agreement Effective Date" means, with respect to each Local Country Agreement, the date designated therein as the effective date.

(yy) "Local Country Agreement Term" has the meaning given in Section 2.1.

(zz) "Local Country Asset Transfer Agreement" means an agreement between a Coors Recipient and its corresponding EDS Provider who are parties to a Local Country Agreement pursuant to which the Coors Recipient transfers certain assets to the EDS Provider.

(aaa) "Local Country Assigned Contracts" has the meaning given in Section 5.3(b)(i).

(bbb) "Local Country Employee Transition Agreement" has the meaning given in Section 6.1(b).

(ccc) "Losses" means all losses, liabilities, damages and claims, and all related costs and expenses (including any and all reasonable legal fees and reasonable costs of investigation, litigation, settlement, judgment, appeal, interest and penalties) incurred by an indemnified party hereunder in connection with an indemnified claim.

(ddd) "Managed Expenses" means [*****]

(eee) "Monthly Current Asset Payments" [*****]

(fff) "Parties" means Coors and EDS, and "Party" means either one of them.

(ggg) "Pass-Through Expenses" [*****]

(hhh) "Privacy Laws" has the meaning given in Section 8.5.

(iii) "Procedures Manual" has the meaning given in Section 9.7(a).

(jjj) "Project" has the meaning given in Section 1.2.21 of Exhibit A.

(kkk) "Project Executive" has the meaning given in Section 9.1.

(lll) "Retention Bonus" has the meaning given in Section 6.2(c).

(mmm) "Schedules" means, with respect to this Agreement, any schedule, exhibit, agreement or other document either (i) attached to this Agreement, (ii) executed by the Parties concurrently with the Original Agreement or any Local Country Agreement, or (iii) executed by the Parties at any time after any Effective Date, if such document states that it is a Schedule to this Agreement. Notwithstanding the foregoing, "Schedules" shall not include any Local Country Asset Transfer Agreement and any Local Country Employee Transition Agreement. For ease of reference, Schedules attached to this Agreement that are applicable to a particular Local Country Agreement are labeled in the following formats: "Schedule X.X(x) (LCA — [name of country])" or "Exhibit X(LCA– [name of country])". When referring to a Schedule applicable to Local Country Agreements in the generic sense in this Agreement, the reference may be simply to a "Schedule X.X (LCA)," or "Exhibit X(LCA)".

(nnn) "Service Credit" has the meaning given in Section 1 of Exhibit B.

(ooo) "Service Level " has the meaning given in Section 1 of Exhibit B.

(ppp) "Service Level Termination Event" has the meaning given in Section 1 of Exhibit B.

(qqq) "Service Tower" has the meaning given in Section 1.3 of Exhibit A.

(rrr) "Services" has the meaning given in Section 3.1.

(sss) "Software" means Applications Software and Systems Software.

(ttt) "Steering Committee" has the meaning given in Section 9.2.

(uuu) "Systems Software" means [*****]

(vvv) "Tenancy Agreement" has the meaning given in Section 9.3(c).

(www) "Term" has the meaning given in Sections 2.1 and 2.2.

(xxx) "Termination Assistance" has the meaning given in Section 17.8(a).

(yyy) "Third Party Applications Software" means Applications Software licensed pursuant to a Third Party Applications Software License.

(zzz) "Third Party Applications Software Licenses" means, [*****]

(aaaa) "Third Party Consents" has the meaning given it in Section 5.3(g).

(bbbb) "Third Party Contracts" means, collectively, Third Party Applications Software Licenses, Third Party Systems Software Licenses and Third Party Service Contracts.

(cccc) "Third Party Service Contracts" means, collectively, [*****]

(dddd) "Third Party Software" means, collectively, Third Party Applications Software and Third Party Systems Software.

(eeee) "Third Party Systems Software" means Systems Software licensed pursuant to a Third Party Systems Software License.

(ffff) "Third Party Systems Software Licenses" means, collectively, [*****]

including in each case any associated maintenance, support, upgrade, subscription and similar agreements.

(gggg) "Transferred Employees" has the meaning given in Section 6.1.

(hhhh) "Transferred Equipment" means the Coors Transferred Equipment, the CBL Transferred Equipment, and any equipment transferred by any other Coors Recipient to an EDS Provider in connection with the execution of a Local Country Agreement.

(iiii) "U.K. Asset Transfer Agreement" means that certain Asset Transfer Agreement, dated as of the Amendment Effective Date, by and between CBL and EDS–UK, which agreement constitutes a Local Country Asset Transfer Agreement.

(jjjj) "U.K. Employee Transition Agreement" means that certain Employee Transition Agreement, dated as of the Amendment Effective Date, by and between CBL and EDS–UK, which agreement constitutes a Local Country Employee Transition Agreement.

(kkkk) "Unidentified Third Party Contract" has the meaning given in Section 5.3(h).

1.2 Other Definitions

Other terms used in this Agreement are defined where they first appear and have the respective meanings there indicated.

Article 2
TERM

2.1 Term

The term of this Amended and Restated Global Master Services Agreement (the "Term") shall begin at 12:01 a.m. Colorado time on the Commencement Date and shall end at 11:59 p.m. Colorado time on December 31, 2010, unless earlier terminated or extended in accordance with the provisions hereof. The term of each Local Country Agreement (each a "Local Country Agreement Term") shall begin at 12:01 local time in the applicable country to which the Local Country Agreement applies on the applicable Local Country Agreement Effective Date and shall end on the last day of the Term, unless earlier terminated or extended in accordance with the provisions hereof.

2.2 Renewal Term

[*****] All of the terms of this Agreement shall continue to apply without change during any extension period(s), and "the Term" as used in this

Agreement shall refer to both the original Term (as described in Section 2.1 hereof) and any extension(s) thereof.

Article 3
SERVICES

3.1 General

(a) Except as set forth in Section 3.1(b), which applies to Services provided pursuant to a Local Country Agreement, throughout the Term, EDS shall provide and perform (i) the services, functions and responsibilities described in this Agreement (including without limitation Exhibit A), as it may be amended and supplemented from time to time pursuant to the Change Control Procedures; (ii) the services, functions and responsibilities provided or performed at any time during [*****] by the personnel who were displaced or whose functions were displaced as a result of the Original Agreement (provided that those services, functions and responsibilities were not discontinued by Coors during [*****] with the intent that such discontinuation be permanent); (iii) except as expressly provided otherwise in this Agreement, the services, functions and responsibilities which, prior to the Commencement Date, are documented as being funded by [*****]; and (iv) any services, functions or responsibilities not specifically described in clauses (i), (ii) or (iii) but that are inherent in or necessary for the proper provision and performance of such services, functions and responsibilities.

(b) With respect to each Local Country Agreement, throughout its applicable Local Country Agreement Term, the applicable EDS Provider which is a party to such Local Country Agreement shall provide and perform: (i) the services, functions and responsibilities described in this Agreement (including without limitation Exhibit A) as being applicable to the Coors Recipient to which such Local Country Agreement applies, as this Agreement may be amended and supplemented from time to time pursuant to the Change Control Procedures; (ii) except as expressly provided otherwise in this Agreement, the services, functions and responsibilities which, prior to the Local Country Agreement Effective Date, are documented as being funded by [*****] and (iii) any services, functions or responsibilities not specifically described in clauses (i) or (ii) but that are inherent in or necessary for the proper provision and performance of such services, functions and responsibilities.

(c) The services, functions and responsibilities described in Sections 3.1(a) and (b) are referred to collectively as the "Services". Pursuant to Section 9.9 (Contract Change Control), EDS shall be responsive to the current and future information technology requirements of the Coors Recipients. The EDS Providers shall provide, and Coors Recipients shall receive, the Services in accordance with all of the terms of this Agreement.

3.2 Resources

Except as otherwise expressly provided in this Agreement, the EDS Providers shall provide, [*****] all of the facilities, personnel, Equipment, Software, services and other resources necessary to provide the Services. Subject to the approval rights granted to Coors (or any Coors Recipient) in this Agreement, the EDS Providers shall maintain, expand, extend, upgrade and replace [*****] all such resources (including, without limitation, any resources sold, transferred or assigned to any EDS Provider pursuant to this Agreement) as necessary to provide the Services. No Coors Recipient shall remove or relocate from its current location any Equipment, Software, and other resources owned or leased by an EDS Provider (other than Equipment, Software and other resources that are intended by their nature to be moved, such as laptop computer equipment and PDAs) [*****], through which the applicable EDS Provider shall have notice of, and shall perform, the relocation and/or removal of such Equipment, Software, and other resources to the new location.

3.3 Local Country Agreements

(a) Non–US Affiliates; Completion of Local Country Agreements.

(i) Notwithstanding anything in this Agreement to the contrary, all Services provided pursuant to this Agreement outside of the United States and used outside of the United States shall, unless the Parties agree otherwise, be provided on a local basis by a non–US Affiliate of EDS to a non–US Affiliate of Coors, pursuant to a Local Country Agreement substantially in the form attached hereto as Exhibit H.

(ii) Concurrently with the execution of a Local Country Agreement, this Amended and Restated Global Master Services Agreement shall be amended as mutually agreed by the Parties, including, without limitation by amending the then–current Schedules hereto and by attaching appropriate Schedules designated as being applicable to a particular Local Country Agreement. Such added Schedules shall be designated in the following format: "Schedule X.X(x)(LCA–[name of country])" or "Exhibit X (LCA–[name of country])".

(iii) EDS, acting through the EDS Project Executive (and his or her designees(s)), shall be responsible for the administration of this Agreement on a day–to–day basis on behalf of all EDS Providers and their Affiliates (including decisions, consents, notices, acceptances and approvals) and only EDS, acting through the EDS Project Executive (and his or her designees(s)) shall be authorized to act on behalf of any EDS Provider to amend, modify, change, waive or discharge such EDS Provider's rights and obligations under this Agreement.

(iv) Coors, acting through the Coors Project Executive (and his or her designees(s)) shall be responsible for the administration of this Agreement on a day–to–day basis on behalf of all Coors Recipients and their Affiliates (including decisions, consents, notices, acceptances and approvals) and only Coors acting through the Coors Project Executive (and his or her designees(s)) shall be authorized to act on behalf of any Coors Recipient to amend, modify, change, waive or discharge such Coors Recipient's rights and obligations under this Agreement.

(v) [*****]

(b) Unless the Local Country Agreement(s) specifically provides otherwise, such Local Country Agreement(s) shall reference, and be subject to, the terms and conditions of this Amended and Restated Global Master Services Agreement and shall not be construed as altering or superceding any of the terms of this Amended and Restated Global Master Services Agreement as those terms apply to the EDS Providers and Coors Recipients.

(c) EDS shall cause each EDS Provider that is a party to a Local Country Agreement to perform such EDS Provider's responsibilities, functions and obligations thereunder (including any responsibilities, functions and obligations under this Amended and Restated Global Master Services Agreement adopted pursuant thereto). [*****] Coors shall cause each Coors Recipient that is a party to a Local Country Agreement to perform such Coors Recipient's responsibilities, functions and obligations thereunder (including any responsibilities, functions and obligations under this Amended and Restated Global Master Services Agreement adopted pursuant thereto). [*****]

3.4 Other Recipients of Services

Unless otherwise agreed by the Parties, each EDS Provider shall provide the Services, throughout the Term (or Local Country Agreement Term, as applicable), to its corresponding Coors Recipient, such Coors Recipient's present and future Affiliates located in the same country as such Coors Recipient, and such other third parties as Coors may authorize from time to time in

the ordinary course of business to receive Services. The Coors Recipients acknowledge and agree that the foregoing is not intended to permit the Coors Recipients to resell or wholesale the Services to non-Affiliate third parties. The Coors Recipients and the EDS Providers shall each have all of the same rights and obligations with respect to Services provided to Affiliates of Coors Recipients and other authorized third parties as they do with respect to Services provided to the Coors Recipients. Except as otherwise provided in this Agreement with respect to Coors Recipients, the EDS Providers are authorized to deal exclusively with Coors in connection with any Services to be provided to Coors' Affiliates or other authorized third parties. An EDS Provider's provision of the Services to entities that are not receiving the Services as of the Local Country Agreement Effective Date of the Local Country Agreement to which it is a party will be subject to Sections 9.9 (Change Control) and 12.4 (Changes Pursuant to Change Control).

3.5 Migration of Service Locations

(a) Except as set forth in Attachment A-12 to Exhibit A, , throughout the Term each applicable EDS Provider shall provide the Services to its corresponding Coors Recipient from the locations from which each of such Services is currently provided unless Coors approves the migration of such Services to one or more other locations.

(b) Each migration of Services to another location shall be conducted by the EDS Providers pursuant to a written migration plan prepared by an EDS Provider and approved by the applicable Coors Recipient. Each migration plan shall describe in detail how the EDS Provider shall perform the migration and any assumptions and dependencies relating to such EDS Provider's performance of such migration, including any obligations of any Coors Recipient. [*****] Unless otherwise expressly provided in this Agreement, the obligations of the EDS Providers and Coors Recipients contained in this Agreement, including, without limitation, the EDS Providers' obligations to meet Service Levels, shall continue to apply during and after each such migration. [*****] Services to a new platform and/or any change to or addition of Applications Software shall be done pursuant to the Change Control Procedures.

3.6 No Exclusivity

Any Coors Recipient may obtain the Services during the Term from an EDS Provider or, at Coors' option exercised from time to time during the Term, a Coors Recipient may obtain any or all of the Services from a third party or provide them internally. [*****]. No Coors Recipient shall have any obligation to obtain from any EDS Provider any services which do not fall within the definition

of Services. The EDS Providers and their Affiliates shall cooperate with the Coors Recipients and their Affiliates and contractors to allow the proper performance of any services (whether or not included within the definition of Services) being provided internally by any Coors Recipient or a Coors Affiliate or by any third party contractors. Such cooperation shall include, without limitation, providing access to any Services reasonably necessary for Coors Recipients or their Affiliates or such contractors to perform their work, and providing (subject to Section 14.5) such information regarding the operating environment, system constraints and other operating parameters reasonably necessary for the work performed by the Coors Recipients or their Affiliates or such contractors to be compatible with the Services provided by the EDS Providers. Under no circumstances shall the EDS Providers or their Affiliates be obligated to provide such third party contractors with access to, or use of, any information of the EDS Providers' or an EDS Affiliate's other clients.

3.7 EDS Services to Others

Subject to the other provisions of this Agreement, including, without limitation, Section 6.3(d) (Key EDS Positions), Article 7 (Intellectual Property Rights) and Article 8 (Confidentiality), the EDS Providers shall have the right to provide services (including services that are the same as or similar to the Services) to third parties during the Term.

3.8 Transition Services

(a) EDS shall complete the Services summarized in the portion of Attachment A-12 to Exhibit A applicable to the transition of certain Services for Coors (the "Coors Transition Services") by the dates set forth therein. [*****] EDS shall deliver to Coors for review and comment a draft of a plan (the "Coors Transition Plan") describing in detail how EDS shall perform the Coors Transition Services and any assumptions and dependencies relating to EDS' performance of the Coors Transition Services, including any obligations of Coors. The Coors Transition Plan shall describe the activities EDS proposes to undertake in order to provide the Coors Transition Services. EDS shall incorporate any reasonable comments and suggestions made by Coors and shall deliver a revised Coors Transition Plan [*****]. The final Coors Transition Plan shall be subject to Coors' approval. [*****] Unless otherwise expressly provided in this Agreement, all of EDS' obligations contained in this Agreement, including, without limitation, the obligation to meet Service Levels, shall continue to apply during implementation of the Coors Transition Plan. [*****]

(b) EDS-UK shall complete the Services summarized in the portion of Attachment A-12 to Exhibit A applicable to the transition of certain Services for CBL (the "CBL Transition Services") by the dates set forth therein. [*****] EDS-UK shall deliver to CBL for review and comment a draft of a plan (the "CBL Transition Plan") describing in detail how EDS-UK shall perform the CBL Transition Services and any assumptions and dependencies relating to EDS-UK's performance of the CBL Transition Services, including any obligations of CBL. The CBL Transition Plan shall describe the activities EDS-UK proposes to undertake in order to provide the CBL Transition Services.

EDS–UK shall incorporate any reasonable comments and suggestions made by CBL and shall deliver a revised CBL Transition Plan [*****]. The final CBL Transition Plan shall be subject to CBL's approval. [*****] Unless otherwise expressly provided in this Agreement, all of each EDS Provider's obligations contained in this Agreement, including, without limitation, the obligation to meet Service Levels, shall continue to apply during implementation of the CBL Transition Plan. [*****] CBL agrees that EDS–UK shall be approved to migrate the Help Desk Services performed by EDS–UK on the Amendment Effective Date in Burton–on–Trent, England to EDS–UK's leveraged facility in New Zealand upon the date that EDS–UK can demonstrate to CBL that EDS has achieved each of the following Service Levels described in Exhibit B hereto for [*****] EDS' migration of the Coors Help Desk Services to the leveraged facility in New Zealand: Level of Service for Average Speed to Answer, Average Speed to Answer, First Call Resolution and Abandon Rate.

Article 4
SERVICE LEVELS

4.1 Initial Service Levels

Exhibit B establishes Service Levels for certain specified Services and groupings of Services provided by EDS hereunder. Each Exhibit B (LCA) establishes Service Levels for certain specified Services and groupings of Services provided by the applicable EDS Provider. Except as otherwise provided in Exhibit B (or an applicable Exhibit B (LCA)), with respect to each Service or groupings of Services which has an associated Service Level, the EDS Provider to which such Service Level applies shall provide such Service or groupings of Services from the applicable Effective Date throughout the remainder of the Term in a manner which meets or exceeds such associated Service Level with respect to the Coors Recipient to which such Service Level applies.

4.2 Review of Service Levels

(a) At the following intervals the Parties shall jointly review all then–applicable Service Levels (including any Service Levels applicable to Coors Recipients other than Coors) and adjust them to reflect any improved performance capabilities associated with advances in the technology and methods used to perform the Services:

[*****]

(b) The Coors Recipients and the EDS Providers will reasonably attempt to continuously improve the Service Levels identified in Exhibit B (and each Exhibit B (LCA)) throughout the Term, by mutual agreement, and that they will reasonably attempt to jointly

identify and add to Exhibit B (or the applicable Exhibit B (LCA)) additional Service Levels and associated Service Credits during the Term. Throughout the Term, EDS shall identify and notify Coors of commercially reasonable methods of improving the Service Levels.

4.3 Measurement and Monitoring Tools

EDS shall implement any measurement and monitoring tools and procedures necessary to measure performance of the Services by the EDS Providers to each Coors Recipient individually and compare such performance to the Service Levels applicable to each such Coors Recipient. Upon Coors' request, EDS shall provide Coors or its auditors with any information and access to the measurement and monitoring tools reasonably necessary to measure each EDS Provider's performance against the Service Levels applicable to the individual Coors Recipients.

[*****]

[*****]

4.5 Additional Performance Requirements

(a) With respect to any Service or obligation which does not have an associated Service Level, each EDS Provider shall perform such Service or obligation with respect to its corresponding Coors Recipient with a level of accuracy, quality, completeness, timeliness and responsiveness which [*****]. Each EDS Provider shall perform all Services and obligations promptly, diligently, and in a workmanlike and professional manner, using qualified individuals. Each time Coors notifies EDS that Coors believes an EDS Provider has failed to meet the applicable standard set forth in the preceding sentence with respect to any individual Coors Recipient, EDS shall: [*****]

(b) As one of several ways of measuring the EDS Providers' compliance with this Section, [*****]

Article 5
TRANSFERS OF EQUIPMENT, FACILITIES AND THIRD PARTY CONTRACTS

5.1 Transfer of Equipment

(a) On the Commencement Date, Coors shall transfer or cause to be transferred to EDS, and EDS shall receive from Coors or its Affiliates, the equipment, leasehold improvements and fixtures listed and/or described on Schedule 5.1(a) (the "Coors Transferred Equipment"). Except as set forth in Section 14.2(a)(i) (Coors Representations and Warranties), Coors and its Affiliates are transferring the Coors Transferred Equipment, and EDS is receiving the Coors Transferred Equipment, [*****]

(b) On the Commencement Date Coors shall deliver to EDS or its designee one or more bills of sale in the form attached as Schedule 5.1(b), and EDS shall deliver to Coors, [*****]

(c) On the Amendment Effective Date, CBL shall transfer or cause to be transferred to EDS–UK, and EDS–UK or its designee shall receive from CBL, the equipment, leasehold improvements and fixtures listed and/or described in Schedule 1 of the Local Country Asset Transfer Agreement between CBL and EDS–UK (the "CBL Transferred Equipment"). Except as set forth in Section 14.2(b)(i) (Coors Representations and Warranties), CBL is transferring the CBL Transferred Equipment, and EDS–UK (or its designee) is receiving the CBL Transferred Equipment, [*****]

(d) On the Amendment Effective Date CBL and EDS–UK shall each execute and deliver to one another a Local Country Asset Transfer Agreement in the form attached as Schedule 5.1(b)(LCA–UK)

5.2 Golden Data Center and Equipment

(a) On the Commencement Date, Coors shall assign to EDS, and EDS shall assume from Coors, Coors' interest in the Golden Data Center Lease and the Golden Data Center. Except as set forth in Section 14.2(a)(iii) (Coors Representations and Warranties), Coors is assigning the Golden Data Center Lease and its interest in the Golden Data Center, and EDS is assuming the Golden Data Center Lease and Coors' interest in the Golden Data Center, [*****]

(b) Coors shall allow EDS to use [*****] the furniture located at the Golden Data Center on the Commencement Date during such time as EDS is providing Services to Coors from the Golden Data Center. During such time period, EDS shall maintain such furniture [*****] in the same condition it is in on the Commencement Date, reasonable wear and tear excepted, and shall not remove such furniture from the Golden Data Center. Coors shall remove such furniture from the Golden Data Center upon expiration of such time period.

(c) On or before the Commencement Date, Coors and EDS shall each execute and deliver to the other an Assignment of Lease and Consent to Assignment of Lease in the form of Schedule 5.2(c) attached to this Agreement (the "Golden Data Center Assignment"), and on or before the Commencement Date the Parties shall cause the lessor under the Golden Data Center Lease to execute and deliver to Coors the Golden Data Center Assignment. [*****]

5.3 Third Party Contracts

(a) Coors Third Party Contracts

(i) Subject to EDS having received any Third Party Consents which it is required to obtain pursuant to Section 5.3(g), as of the Commencement Date Coors shall assign to EDS, and EDS shall assume from Coors, the following (collectively, the "Assigned Contracts"):

(A) the Third Party Software Licenses and Third Party Software listed on Schedule 5.3(a)(i) for which EDS is identified as the licensee; and

(B) the Third Party Service Contracts used by Coors immediately before the Commencement Date to provide any services included within the Services, as such contracts are listed on Schedule 5.3(a)(ii), excepting therefrom those contracts identified on Schedule 5.3(a)(ii) as "Managed Contracts."

[*****] (i) with respect to Assigned Contracts listed on Schedule 5.3(a)(ii), each Party shall have the obligations described in Section 7.3(a) relating to periods on or after the Commencement Date, and (ii) with respect to Assigned Contracts listed on Schedule 5.3(a)(ii), [*****] If EDS is unable to obtain any such Third Party Consent, it shall identify and adopt, [*****] subject to Coors' prior approval, such alternative approaches as are necessary to provide the Services without such Third Party Consent.

(b) Other Coors Recipients' Third Party Contracts

(i) As of each applicable Local Country Agreement Effective Date, and subject to the EDS Provider which is a party to such Local Country Agreement having received any Third Party Consents which it is required to obtain pursuant to Section 5.3(g), such EDS Provider's corresponding Coors Recipient shall assign to such EDS Provider and such EDS Provider shall assume from such Coors Recipient the following (collectively, the "Local Country Assigned Contracts"):

(A) the Third Party Software Licenses and Third Party Software listed on the applicable Schedule 5.3(a)(i) (LCA) for which such EDS Provider is identified as the licensee; and

(B) the Third Party Service Contracts used by the applicable Coors Recipient immediately before the Local Country Agreement Effective Date to provide any services included within the Services, as such contracts are listed on the applicable Schedule 5.3(a)(ii) (LCA), excepting therefrom those contracts identified on the applicable Schedule 5.3(a)(ii) (LCA) as "Managed Contracts."

Regardless of whether the EDS Provider has obtained a Third Party Consent with respect to any Local Country Assigned Contracts, on and after the applicable Local Country Agreement Effective Date (i) with respect to Local Country Assigned Contracts listed on the applicable Schedule 5.3(a)(ii) (LCA), each Party shall have the obligations described in Section 7.3(a) relating to periods on or after the Local Country Agreement Effective Date, and (ii) with respect to Local Country Assigned Contracts listed on the applicable Schedule 5.3(a)(ii) (LCA), [*****] If the applicable EDS Provider is unable to obtain any such Third Party Consent, it shall identify and adopt, [*****] subject to the applicable Coors Recipient's prior approval, such alternative approaches as are necessary to provide the Services without such Third Party Consent.

(c) Beginning in September 2001 and continuing each month thereafter through August 2002, EDS shall pay to Coors [*****] in consideration of payments made by Coors under the contracts listed on Schedule 5.3(c) attributable to the period on or after the Commencement Date.

(d) Beginning in January 2004 and continuing each month thereafter through December 2004, EDS–UK shall pay to CBL [*****] in consideration of payments made by

CBL under the contracts listed on Schedule 5.3(c)(LCA–UK) attributable to the period on or after the Amendment Effective Date.

(e) Subject to an EDS Provider having received any Third Party Consents which it is required to obtain pursuant to Section 5.3(g), the corresponding Coors Recipient, as of its applicable Effective Date, shall grant to such EDS Provider, for the sole purpose of providing the Services (and to the extent necessary for such EDS Provider to provide the Services), rights of access to, and use of:

(i) the Third Party Software Licenses and Third Party Software listed on Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i) (LCA) for which such Coors Recipient is identified as the licensee; and

(ii) the Third Party Service Contracts identified on Schedule 5.3(a)(ii) or any applicable Schedule 5.3(a)(ii)(LCA) as "Managed Contracts," to which such Coors Recipient is a party.

If an EDS Provider is unable to obtain any such Third Party Consent, it shall identify and adopt, [*****] subject to Coors' prior approval, such alternative approaches as are necessary to permit EDS to provide the Services without such Third Party Consent or otherwise to eliminate the need for such Third Party Consent.

(f) Schedule 5.3(f) and any applicable Schedule 5.3(f)(LCA) lists contracts which, at Coors' option, a Coors Recipient which is party to such contract may cancel, or otherwise deal with. The EDS Providers shall provide the Services without the benefit or use of such contracts.

(g) Subject to clause (h) below, on or before the Effective Date applicable to it, each EDS Provider shall obtain: (i) from each third party to an Assigned Contract or a Local Country Assigned Contract (as applicable) any required consent by such third party to the assignment to and assumption by such EDS Provider of such Assigned Contract or Local Country Assigned Contract; and (ii) from each third party to a Third Party Contract for which a right of access and use is granted to an EDS Provider in Section 5.3(e), any required consents by such third party to such EDS Provider's or its Affiliate's access to and use of such Third Party Contract (collectively, the "Third Party Consents"). The EDS Providers shall use commercially reasonable efforts [*****] any Third Party Consents and shall identify to Coors any practical ways to eliminate the need for such Third Party Consents. In connection with each Assigned Contract (or Local Country Assigned Contract), the EDS Providers shall use commercially reasonable efforts to obtain a complete release of the Coors Recipients with respect to all obligations arising under the related Assigned Contract (or Local Country Assigned Contract) on or after the applicable Effective Date. [*****]

(h) With respect to any Third Party Contract which is not listed on Schedule 5.3(a)(i), 5.3(a)(ii), 5.3(f), or on any applicable Schedule 5.3(a)(i)(LCA),

5.3(a)(ii)(LCA) or 5.3(f)(LCA) (an "Unidentified Third Party Contract"), the following shall apply:

(i) if the Unidentified Third Party Contract is a Third Party Service Contract, such Unidentified Third Party Contract shall be retained or cancelled by the Coors Recipient which is a party to such contract unless the Parties mutually agree that such contract be assigned to an EDS Provider on terms and conditions mutually agreeable to the Parties, in which case the Unidentified Third Party Contract shall be added to the appropriate portion of Schedule 5.3(a)(ii) or the applicable Schedule 5.3(a)(ii)(LCA), as agreed by the Parties;

(ii) if the Unidentified Third Party Contract is a Third Party System Software License or a Third Party Applications Software License: (A) the appropriate EDS Provider shall, at the Coors Receipient's request, obtain any applicable Third Party Consent (either a consent to assignment of the contract to such EDS Provider (with respect to Third Party System Software Licenses), or (with respect to Third Party Applications Software Licenses), a consent to such EDS Provider's access to and use of the Third Party Applications Software subject to such Third Party Applications Software License during the Term); (B) the EDS Providers shall use commercially reasonable efforts [*****] of any required Third Party Consent (including identifying to the Coors Recipient any practical ways to eliminate the need for such Third Party Consents), (C) as soon as such Third Party Consent has been obtained, or determined to be unnecessary, the Third Party Systems Software License or the Third Party Applications Software licensed pursuant to the Third Party Applications Software License shall be added to the appropriate section of Schedule 5.3(a)(i) or the applicable Schedule 5.3(a)(i)(LCA) (in the case of unidentified Third Party Applications Software Licenses to the "Managed Contracts" section of such Schedule, and in the case of unidentified Third Party Systems Software Licenses to such Schedule, but not as "Managed Contracts"); (D) on Schedule 5.3(a)(i) or the applicable Schedule 5.3(a)(i)(LCA) the appropriate EDS Provider shall be designated as the licensee of any unidentified Third Party Systems Software License added to Schedule 5.3(a)(i) or the applicable Schedule 5.3(a)(i)(LCA) pursuant to clause (C) and the Coors Recipient shall be designated the licensee of any unidentified Third Party Applications Software License added to Schedule 5.3(a)(i) or the applicable Schedule 5.3(a)(i)(LCA) pursuant to clause (C); (E) on Schedule 5.3(a)(i) or the applicable Schedule 5.3(a)(i)(LCA) the appropriate EDS Provider shall be assigned [*****] Software License added to Schedule 5.3(a)(i) or the applicable Schedule 5.3(a)(i)(LCA) pursuant to clause (C); and (F) the EDS Provider obtaining such consent [*****] If an EDS Provider is unable to obtain any such Third Party Consent, it shall identify and adopt, [*****] of its corresponding Coors Recipient (on a Managed Expense basis), subject to the Coors Recipient's prior approval, such alternative approaches as are necessary to permit such EDS Provider to provide the Services without such Third Party Consent or otherwise to eliminate the need for such Third Party Consent.

(i) [*****]

Article 6
PERSONNEL

6.1 Terms of Employment: [*****]

(a) For United States Employees

(i) [*****]

(ii) [*****]

(iii) [*****]

(iv) [*****]

(v) [*****]

(b) For Non-United States Employees

(i) [*****]

(ii) [*****]

6.2 Key Transferred Employees

(a) [*****]

(b) [*****]

(c) [*****]

6.3 Key EDS Positions

(a) Each EDS Provider acknowledges that the personnel filling the positions identified in Schedule 6.3 or any applicable Schedule 6.3(LCA) (the "Key EDS Positions") are critical to providing the Services throughout the Term (or throughout each Local Country Agreement Term, as applicable). Coors may change or add to the Key EDS Positions from time to time during the Term with EDS' consent. Each EDS Provider shall cause the personnel filling the Key EDS Positions and employed by it to devote to the provision of the Services the time and effort described in Schedule 6.3 or in any applicable Schedule 6.3(LCA).

(b) The individuals who will fill the Key EDS Positions on the Commencement Date are listed in Schedule 6.3. The individuals who will fill the Key EDS Positions on the Local Country Agreement Effective Date for the Local Country Agreement between EDS-UK and CBL are listed in Schedule 6.3(LCA-UK). Neither EDS nor EDS-UK shall, from the date an individual first fills a Key EDS Position until completion of the period set forth next to such Key EDS Position in Schedule 6.3 or Schedule 6.3(LCA-UK), without Coors prior written approval, transfer any individual from such Key EDS Position to another position within EDS or an EDS Affiliate.

(c) Before an individual is assigned to fill a Key EDS Position, EDS shall notify Coors of the proposed assignment, shall introduce the individual to appropriate Coors representatives, and shall provide Coors with a resume and such other information as Coors may reasonably request. [*****] Nothing in this Section shall be deemed to prevent an EDS Provider from hiring such individual or to require an EDS Provider to terminate the employment of such individual.

(d) Each EDS Provider acknowledges that the personnel filling the Key EDS Positions are particularly likely to have access to sensitive Coors Confidential Information which is critical to Coors' global competitiveness. Neither any EDS Provider nor any EDS Affiliate shall use any personnel filling the Key EDS Positions from time to time during the Term (or for Key EDS Positions applicable to a particular Local Country Agreement, throughout the applicable Local Country Agreement Term) to provide any services (whether similar or dissimilar to the Services) to any Coors Competitor at any time while they fill such Key EDS Position, and: (i) with respect to personnel employed in Key EDS Positions in the United States, [*****] (ii) with respect to personnel employed in Key EDS Positions in the United Kingdom, [*****]; and (C) with respect to personnel employed in Key EDS Positions in countries other than the United States or the United Kingdom, [*****]

6.4 Removal of EDS Employees from Coors Account

Coors shall have the right to notify EDS if Coors determines in good faith that the continued assignment to the Coors account of any EDS Personnel is not in the best interests of Coors or a Coors Recipient. Upon receipt of such notice, EDS shall have a reasonable time period to investigate the matters stated therein, discuss its findings with Coors and attempt to resolve such matters in a manner acceptable to Coors. If Coors continues to request the replacement of such individual after such period, the applicable EDS Provider shall remove the individual from the Coors account. Nothing in this Section shall be deemed to require any EDS Provider to terminate the employment of such individual.

6.5 Excessive Turnover

The Parties agree that it is generally in the best interest of both Parties to keep the turnover rate of the employees of the EDS Providers providing the Services to a reasonably low level. On each anniversary of the Commencement Date EDS shall provide Coors with such data as Coors may request regarding the turnover rate of such employees in the preceding one (1) year and the turnover rate of all EDS Provider employees in the preceding one (1) year. If Coors notifies EDS that Coors believes the turnover rate of the employees of the EDS Providers providing the Services is unreasonably high, [*****]

6.6 No Employment Offers

Except as set forth in Section 17.12 (Offers to EDS Employees), [*****] Coors shall not; and during the Local Country Agreement Term applicable to it, each other Coors Recipient shall not, extend offers of employment to, or directly or indirectly solicit the employment of, any employee of an EDS Provider who provided the Services during [*****], while an EDS Provider is providing any Termination Assistance, no EDS Provider shall extend offers of employment to, or directly or indirectly solicit the employment of, any Coors Recipient employees providing information technology services.

6.7 Security

(a) EDS shall, upon Coors' reasonable request, inspect and search the employees, agents and representatives of EDS and EDS Subcontractors, and their respective vehicles or belongings, on a non–routine basis to ensure compliance with Coors' security policies. EDS shall ensure (or, with respect to EDS Subcontractors, cause such subcontractors to ensure) that any of the employees, agents and representatives of EDS and any EDS Subcontractors who will be on Coors' premises (or on the premises of a Coors Affiliate, other than the premises of CBL, which CBL premises shall be subject to subsection (b) of this Section 6.7) will have given their consent to the inspections and/or searches contemplated by this subsection.

(b) EDS–UK shall, upon the reasonable request of CBL, take all reasonable steps to inspect and search the employees, agents and representatives of EDS–UK and EDS

Subcontractors providing Services to CBL, and their respective vehicles or belongings, on a non-routine basis to ensure compliance with CBL's security policies. EDS-UK shall take all reasonable steps to ensure (or, with respect to EDS Subcontractors, cause such subcontractors to ensure) that any of the employees, agents and representatives of the EDS-UK and any EDS Subcontractors who will be on the CBL's premises (or on premises of a CBL Affiliate in the United Kingdom) will have given their consent to the inspections and/or searches contemplated by this subsection.

6.8 Safety

(a) EDS shall ensure (and with respect to EDS Subcontractors shall cause such subcontractors to ensure) that each employee, agent and representative of EDS or an EDS Subcontractor shall comply with the terms and conditions set forth in "U.S. Environmental, Health and Safety Commitment and Policy" attached hereto as Exhibit E, and as may be updated from time to time in accordance with the Change Control Procedure.

(b) In respect of the Local Country Agreement executed by CBL and EDS-UK, EDS-UK shall take all reasonable steps to ensure that it, its subcontractors and their respective employees, agents and representatives comply with CBL's health and safety policies (attached hereto as Exhibit G, and as may be updated from time to time in accordance with the Change Control Procedure) while they are performing Services on the premises of CBL; provided, however, that (i) in the event of a conflict between the provisions of Exhibit G and Articles 1 through 19 of the Amended and Restated Global Master Services Agreement, Articles 1 through 19 of the Amended and Restated Global Master Services Agreement shall prevail; (ii) in the event of a conflict between the provisions of Exhibit G and the terms of the Tenancy Agreement, the terms of the Tenancy Agreement shall prevail; and (iii) notwithstanding anything to the contrary in Exhibit G, neither EDS nor EDS-UK shall have any obligation to indemnify CBL unless such indemnity obligation is set forth in Article 15 of this Amended and Restated Global Master Services Agreement.

Article 7
INTELLECTUAL PROPERTY RIGHTS AND OBLIGATIONS

7.1 Coors Software

As of the applicable Effective Date, each Coors Recipient grants to the EDS Providers a [*****] license during the Term and each Local Country Agreement Term, as applicable, to use the Coors Software for the sole purpose of providing the Services pursuant to this Agreement. No EDS Provider shall use Coors Software for any other purpose, and no EDS Provider shall have the right to grant sublicenses without Coors' consent, which may be withheld in Coors' sole discretion. The EDS Providers shall cease all use of Coors Software when such Coors Software is no longer required to perform the Services, including without limitation, upon expiration or earlier termination of the Term or a Local Country Agreement Term, as applicable. Except for the foregoing license, the Coors Recipients retain all right, title and interest in and to the Coors Software.

7.2 EDS Software

The EDS Providers shall install, operate and maintain [*****] any EDS Software needed to provide the Services. No EDS Provider shall use in performing the Services any EDS Software unless such EDS Software is available to the Coors Recipients following the Term or the Local Country Agreement Term, as applicable, [*****] and upon reasonable terms. As of the applicable Effective Date, each EDS Provider grants to the applicable Coors Recipient, its Affiliates, each of the third parties described in Section 3.4 and their respective contractors and subcontractors, a [*****] license during the Term or the Local Country Agreement Term, as applicable, to use EDS Software for the benefit of each Coors Recipient and its Affiliates. Except for the foregoing license, the EDS Providers retain all right, title and interest in and to the EDS Software.

7.3 Third Party Software

(a) With respect to Third Party Software Licenses, each Coors Recipient or EDS Provider shall be the licensee of any Third Party Software License for which it is the designated licensee pursuant to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i)(LCA) and each Coors Recipient or EDS Provider shall have [*****] allocated to it on Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i)(LCA), as the case may be (in each case, as such Schedule is amended from time to time pursuant to Section 5.3(h)(ii), subsections (b) or (c) of this Section 7.3, or Section 9.9). Notwithstanding the preceding sentence and the obligations of the Coors Recipient or EDS Provider set forth in Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i)(LCA), when an EDS Provider acquires refresh Equipment, or additional Equipment for which a Coors Recipient is charged an ARC, such EDS Provider shall have [*****] for the OEM license for the operating system for such Equipment.

(b) With respect to Third Party Systems Software Licenses entered into by an EDS Provider after the Effective Date applicable to it: (i) such Third Party Systems Software Licenses shall be added to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i)(LCA), as appropriate (but not as "Managed Contracts);" (ii) such EDS Provider shall be the designated licensee under any such Third Party Systems Software Licenses so added to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i)(LCA) (and shall comply with all obligations imposed on the licensee thereunder); and (iii) such EDS Provider shall be allocated [*****] any such Third Party Systems Software Licenses so added to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i)(LCA), as appropriate. No EDS Provider shall introduce any Third Party Systems Software unless such Third Party Systems Software is generally available to the Coors Recipients or a successor provider of the Services on commercially reasonable terms from a recognized provider of software.

(c) Each EDS Provider shall install, operate and support additional Third Party Applications Software designated by Coors from time to time during the Term in accordance with the Change Control Procedures. Unless otherwise agreed in the Change Control Procedures, with respect to Third Party Applications Software Licenses entered into after the Commencement Date (or after the applicable Local Country Agreement Effective Date in the case of Third Party Applications Software used to perform Services in a country where there is a

Local Country Agreement): (i) such Third Party Applications Software Licenses shall be added to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i) (LCA), as appropriate (but not under "Managed Contracts"); (ii) the appropriate Coors Recipient shall be the designated licensee under any such Third Party Applications Software Licenses so added to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i) (LCA), as appropriate; and (iii) the appropriate EDS Provider shall be allocated [*****] for any such Third Party Applications Software Licenses so added to Schedule 5.3(a)(i) or any applicable Schedule 5.3(a)(i) (LCA), as appropriate. Each EDS Provider shall obtain, [*****] from each party to a Third Party Applications Software License entered into by such Coors Recipient after the applicable Effective Date any required consent by such third party to such EDS Provider's access to and use of the associated Third Party Applications Software during the Term or the Local Country Agreement Term, as applicable. If an EDS Provider is unable to obtain the consent of any such third party, it shall identify and adopt, [*****] upon mutual agreement of the Parties, such alternative approaches as are necessary to permit the EDS Provider to provide the Services without such consent or otherwise to eliminate the need for such consent. No EDS Provider shall introduce any Third Party Applications Software which will be used or accessed by any Coors Recipient's end–users without Coors' prior written consent.

(d) Subject to any applicable obligations of a Coors Recipient set forth in Schedule 5.3(a)(i), in any applicable Schedule 5.3(a)(i) (LCA), and to Section 9.8, each EDS Provider shall, to the extent necessary or appropriate to provide the Services to its corresponding Coors Recipient: (i) maintain Third Party Software used by such Coors Recipient on its applicable Effective Date; (ii) upgrade, enhance, expand the scope of licenses for, and implement new versions of Third Party Systems Software and, at Coors' request, Third Party Applications Software; and (iii) replace or add to Third Party Systems Software and, pursuant to the Change Control Procedures, Third Party Applications Software.

7.4 Other Intellectual Property

(a) Each Coors Recipient and EDS Provider shall be the sole owner of all Intellectual Property owned by it as of its Effective Date or developed by it during the Term (or the Local Country Agreement Term, as applicable) independent of the Services and this Agreement.

(b) Coors (or one or more Coors Recipients designated by Coors) shall be the sole and exclusive owner(s) of all trade secret rights and copyrights in any reports, diagrams, charts and illustrative graphics, run books, manuals (including the Procedures Manuals) and other works prepared by any EDS Provider for use by or on behalf of any Coors Recipient pursuant to this Agreement and in any enhancements to and modifications of Coors Software created by the EDS Providers and/or implemented in the course of providing Services under this Agreement, and an EDS Provider designated by EDS shall retain and be the sole owner of all patent rights therein (except to the extent that such patent rights relate specifically to *manufacturing, distributing and selling beer or other malt–based or alcoholic beverages (as opposed to generic process control, data processing and data* communications), in which case such patent rights shall be owned solely by a Coors Recipient designated by Coors). In the case of such works that are derivative from EDS Software ("EDS Enhancements"), an EDS Provider

shall continue to own all Intellectual Property rights in the EDS Enhancements and such EDS Provider shall be deemed to have granted to the Coors Recipients a perpetual, non–exclusive, royalty–free right and license to copy and use as part of the EDS Enhancements the items of EDS Software underlying such EDS Enhancements. All works described in this Section 7.4(b) (other than EDS Enhancements) and fixed in any tangible medium shall be considered as "works for hire" commissioned by Coors under the copyright laws of the United States. If any such tangible work is not considered a work for hire under applicable local law, each EDS Provider hereby irrevocably assigns to Coors (or to one or more Coors Recipient(s) designated by Coors), effective immediately on the creation of such work, all of such EDS Provider's right, title and interest in and to copyright and trade secret rights embodied in such tangible work, subject to the EDS Providers' continuing ownership of EDS Software underlying EDS Enhancements and the corresponding license thereof to the Coors Recipients as set forth above. Each EDS Provider shall provide on a timely basis all assistance (including without limitation the execution and delivery of all required documents and instruments) to the Coors Recipients reasonably requested by the Coors Recipients for the reflection of the ownership by the Coors Recipients and their Affiliates of the Intellectual Property rights the Coors Recipients own pursuant to this Section 7.4(b).

(c) Each EDS Provider grants to the Coors Recipients during the Term (and any applicable Local Country Agreement Term) and thereafter a [*****] license to copy, distribute, make, use and otherwise exploit all Intellectual Property owned by any EDS Provider used in providing any of the Services during the Term (and the applicable Local Country Agreement Term), solely for use by the Coors Recipients and their Affiliates and by each of the third parties described in Section 3.4 (or by any third party service provider) for the benefit of the Coors Recipients and their Affiliates in the performance of activities encompassed within the scope of the Services or activities that are reasonable extensions or expansions of such activities. The Coors Recipients acknowledge and agree that in the event that during the Term any EDS Software is modified pursuant to this Agreement by any Coors Recipient or its Affiliate or any third party described in Section 3.4, the EDS Providers will not be required to support or maintain such modifications and the EDS Providers shall be relieved of any obligation hereunder to the extent that such modifications adversely affect the EDS Providers' ability to perform the Services or meet the Service Levels.

(d) EDS Providers shall be the sole and exclusive owner of all Intellectual Property in any enhancements to and modifications of Third Party Software developed by the EDS Providers in the ordinary course pursuant to this Agreement to the extent such enhancements and modifications are not owned by the licensor of such Third Party Software; provided, however, that, to the extent an EDS Provider is the owner of such enhancements and modifications, such EDS Provider hereby grants to the Coors Recipients a [*****] license to use, modify, create derivative works from, and sublicense any such enhancements and modifications, as well as the right to practice all patents, if any, required to permit such use, modification and creation of derivative works. To the extent the EDS Providers have the right to do so, the EDS Providers shall provide to the Coors Recipients at the Coors Recipient's request during the Term (or the applicable Local Country Agreement Term) or within one (1) year thereafter all source code, object code and documentation reasonably required to make full use of the foregoing licenses.

(e) Neither Party (nor their respective Affiliates) shall use any trademarks, servicemarks, tradenames, logos or other indicia of the other Party (or its Affiliates) without such other Party's prior written consent, which may be withheld in such other Party's sole discretion.

(f) All Intellectual Property in Coors Data created by the EDS Providers or their Affiliates during the performance of the Services shall be owned by the Coors Recipients or their Affiliates and the EDS Providers hereby irrevocably assign to the Coors Recipients all of the EDS Providers' and their Affiliates' right, title and interest in and to such Intellectual Property.

7.5 Residual Rights

Nothing in this Agreement shall restrict any Coors Recipient or EDS Provider from the use of any ideas, concepts, know–how, methods or techniques not fixed in a tangible medium during the Term ("Residual Subject Matter") relating to data processing that it, individually or jointly, develops or discloses under this Agreement, except to the extent such use (a) infringes the patent rights of a Coors Recipient or EDS Provider and is not otherwise authorized under this Agreement or (b) involves a disclosure of the Confidential Information of a Coors Recipient or EDS Provider. Each EDS Provider specifically acknowledges that any information relating to the manufacturing of beer or other malt–based or alcoholic beverages learned by EDS Personnel during the course of (and as a result of) providing Services is not Residual Subject Matter under this Section.

7.6 Non–Infringement

Each Coors Recipient and EDS Provider shall perform its obligations under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary rights of any third party.

7.7 Disabling Code

No EDS Provider shall insert into any Software any code which would have the effect of disabling any Software, Equipment or portion of the Services. With respect to any disabling code that may be part of the Software, no EDS Provider shall invoke such disabling code at any time (whether during or after the Term (or the applicable Local Country Agreement Term)) for any reason.

7.8 [*****]

Article 8
CONFIDENTIALITY

8.1 Definitions

(a) "Disclosing Party" means any Coors Recipient or EDS Provider furnishing Confidential Information and "Receiving Party" means, when the Disclosing Party is an EDS Provider, any Coors Recipient receiving the Confidential Information disclosed by such EDS Provider, and, when the Disclosing Party is a Coors Recipient, any EDS Provider receiving the Confidential Information disclosed by such Coors Recipient.

(b) "Confidential Information" means information designated as confidential or which ought to be considered as confidential from its nature or from the circumstances surrounding its disclosure. EDS Confidential Information includes, without limiting the generality of the foregoing, EDS Software. Coors Confidential Information includes, without limiting the generality of the foregoing, Coors Software and information relating to manufacturing, distributing and selling beer or other malt–based or alcoholic beverages. The Disclosing Party's Confidential Information includes, without limiting the generality of the foregoing, the terms of this Agreement, and information:

(i) relating to the Disclosing Party's or its Affiliates' software or hardware products or services, or to its or its Affiliates' research and development projects or plans;

(ii) relating to the Disclosing Party's or its Affiliates' business, policies, strategies, operations, finances, plans or opportunities, including the identity of, or particulars about, the Disclosing Party's or its Affiliates' clients or suppliers; and

(iii) marked "Official Business Use Only," "Confidential," "Highly Confidential" or otherwise identified as confidential, restricted, secret or proprietary, including, without limiting the generality of the foregoing, information acquired by inspection or oral disclosure provided such information was identified as confidential at the time of disclosure or inspection and is confirmed in writing within ten Business Days after the disclosure or inspection.

Notwithstanding the foregoing, Confidential Information does not include information which the Receiving Party can establish:

(A) has become generally available to the public or commonly known in either Party's business other than as a result of a breach by the Receiving Party of any obligation to the Disclosing Party;

(B) was known to the Receiving Party prior to disclosure to the Receiving Party by the Disclosing Party by reason other than having been previously disclosed in confidence to the Receiving Party;

(C) was disclosed to the Receiving Party on a non-confidential basis by a third party who did not owe an obligation of confidence to the Disclosing Party with respect to the disclosed information; or

(D) was independently developed by the Receiving Party without any recourse to any part of the Confidential Information.

(c) "Confidential Materials" means the part of any tangible media upon or within which any part of the Confidential Information is recorded or reproduced in any form, excluding any storage device which forms a part of computer hardware.

8.2 Rights, Restrictions and Obligations of the Receiving Party

(a) During the Term, the Receiving Party may:

(i) disclose Confidential Information received from the Disclosing Party only to its subcontractors, equipment lessors, agents, representatives, advisors, employees, officers, directors and Affiliates who have a need to know such information exclusively for the purpose of executing its obligations or exercising its rights under this Agreement;

(ii) reproduce the Confidential Information received from the Disclosing Party only as required to execute its obligations or exercise its rights under this Agreement; and

(iii) disclose Confidential Information as required by law, provided the Receiving Party gives the Disclosing Party prompt notice prior to such disclosure to allow the Disclosing Party to make a reasonable effort to obtain a protective order or otherwise protect the confidentiality of such information.

(b) Except as otherwise specifically provided in this Agreement, the Receiving Party shall not during the Term (or the applicable Local Country Agreement Term) and after expiration or earlier termination hereof:

(i) disclose, in whole or in part, any Confidential Information received directly or indirectly from the Disclosing Party; or

(ii) to the maximum extent such prohibition is permitted under applicable law, sell, rent, lease, transfer, encumber, pledge, reproduce, publish, transmit, translate, modify, reverse engineer, compile, disassemble or otherwise use the Confidential Information in whole or in part.

(c) The Receiving Party shall exercise the same care in preventing unauthorized disclosure or use of the Confidential Information that it takes to protect its own information of a similar nature, but in no event less than reasonable care. Reasonable care includes, without limiting the generality of the foregoing:

(i) informing the Receiving Party's subcontractors, agents, representatives and Affiliates who have access to the Confidential Information, and, where applicable, their respective advisors, directors, officers and employees, of the confidential nature of the Confidential Information and the terms of this Agreement, directing them to comply with these terms, and, if the circumstances warrant, or upon the Disclosing Party's reasonable request, obtaining their written acknowledgment that they have been so informed and directed, and their written undertaking to abide by these terms; and

(ii) notifying the Disclosing Party immediately upon discovery of any loss, unauthorized disclosure or use of Confidential Information, or any other breach of this Article by the Receiving Party, and assisting the Disclosing Party in every reasonable way to help the Disclosing Party regain possession of the Confidential Information and to prevent further unauthorized disclosure or use.

(d) The Receiving Party acknowledges that:

(i) the Disclosing Party possesses and will continue to possess Confidential Information that has been created, discovered or developed by or on behalf of the Disclosing Party, or otherwise provided to the Disclosing Party by third parties, which information has commercial value and is not in the public domain;

(ii) unauthorized use or disclosure of Confidential Information is likely to cause injury not readily measurable in monetary damages, and therefore irreparable;

(iii) in the event of an unauthorized use or disclosure of Confidential Information, the Disclosing Party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by any court of competent jurisdiction;

(iv) subject to the rights expressly granted to the Receiving Party in this Agreement, (A) the Disclosing Party and its licensors retain all right, title and interest in and to the Confidential Information, including without limiting the generality of the foregoing, title to all Confidential Materials regardless of whether provided by or on behalf of the Disclosing Party or created by the Receiving Party, and (B) at no time during or after the Term (or the applicable Local Country Agreement Term) shall the Receiving Party have, and the Receiving Party hereby waives, any interest in or statutory or common law lien, claim or encumbrance on the Confidential Information of the Disclosing Party; and

(v) any disclosure by the subcontractors, agents, representatives, advisors, directors, officers, employees and Affiliates of the Receiving Party and, where applicable, their directors, officers and employees shall be deemed to be disclosure by the Receiving Party and the Receiving Party shall be liable for any such disclosure as if the Receiving Party had disclosed the Confidential Information.

8.3 Return/Destruction of Confidential Information

(a) Subject to the rights expressly granted to the Coors Recipients in this Agreement with respect to the EDS Providers' Confidential Information, immediately upon the Disclosing Party's request, and at the expiration or earlier termination of this Amended and Restated Global Master Services Agreement or a Local Country Agreement, as applicable, the Receiving Party shall unconditionally:

(i) return all Confidential Materials, including, without limitation, all originals, copies, reproductions and summaries of Confidential Information; and

(ii) destroy all copies of Confidential Information in its possession, power or control, which are present on magnetic media, optical disk, volatile memory or other storage device, in a manner that assures the Confidential Information is rendered unrecoverable.

Upon completion of those tasks an officer of the Receiving Party shall provide written confirmation to the Disclosing Party that the requirements of this Section have been complied with.

(b) The Disclosing Party may visit the Receiving Party's premises, upon reasonable prior notice and during normal business hours, to review the Receiving Party's compliance with the terms of this Section.

8.4 Nondisclosure Agreements

Each EDS Provider shall require each of its employees and each Subcontractor to be bound by a confidentiality agreement with confidentiality restrictions that are no less restrictive than those set forth herein.

8.5 Privacy Laws

(a) The Coors Recipients and EDS Providers acknowledge and agree that the Coors Recipients will be and remain the controller of the Coors Data for purposes of all applicable laws, regulations and codes of practice relating to data privacy, personal data, transborder data flow, human rights and data protection (collectively, the "Privacy Laws"), with rights to determine the purposes for which the Coors Data is processed, and nothing in this Agreement will restrict or limit in any way the Coors Recipients' rights or obligations as owner and/or controller (or Affiliate of the owner and/or controller) of the Coors Data for such purposes. As the controller of the Coors Data, Coors is directing the EDS Providers to process the Coors Data solely in accordance with the terms of this Agreement, including without limitation, terms relating to security, data retention, data disclosure and the instructions of the Coors Recipients' authorized representatives given pursuant to, and in accordance with, the provisions of this Agreement (including the Change Control Procedures). The EDS Providers shall assist any Coors Recipient with respect to subject access requests made pursuant to applicable Privacy Laws to the extent such EDS Provider can reasonably do so using the systems, Software, Equipment and personnel then being utilized to perform the Services.

(b) The Coors Recipients and EDS Providers also acknowledge and agree that the EDS Providers have certain responsibilities prescribed by applicable Privacy Laws as a processor of the Coors Data, and the EDS Providers hereby acknowledge and undertake to comply with such responsibilities to the extent required for full compliance therewith by processors of data and agrees that such responsibilities will be considered as a part of the Services to be provided by the EDS Providers under this Agreement; provided, however, that in the event that Privacy Laws to which the activities contemplated by this Agreement are subject are modified or new Privacy Laws that are applicable to such activities come into effect, the EDS Providers will work with the Coors Recipients in an effort to continue to comply with such Privacy Laws, as so modified or added, but to the extent that such modifications or additions expand the scope or increase the cost of the activities previously undertaken by the EDS Providers pursuant to this Section, the EDS Providers and Coors Recipients will address such modified or new Privacy Laws in accordance with the Change Control Procedure.

Article 9
CONTRACT MANAGEMENT

9.1 Project Executives

(a) On or before the Commencement Date, and from time to time thereafter, Coors and (subject to Section 6.3 (Key EDS Positions)) EDS shall each designate an individual as its project executive (the "Project Executive"). EDS' Project Executive shall be the executive account manager for the Coors account (including the accounts of the Coors Recipients which are parties to Local Country Agreements) and shall devote substantially full time and effort to the Coors account. Coors' Project Executive shall be authorized to act as the primary contact for all Coors Recipients with respect to all matters relating to this Agreement. EDS' Project Executive shall be authorized to act as the primary contact for all EDS Providers with respect to all matters relating to this Agreement.

9.2 Steering Committee

On or before the Commencement Date, the Parties shall form a joint committee (the "Steering Committee"), consisting of three (3) members selected from time to time by Coors and three (3) members selected from time to time by EDS. On or before the Amendment Effective Date, the Parties shall expand the Steering Committee so that it consists of four (4) members selected by Coors and four (4) members selected by EDS. The members of the Steering Committee, as it is expanded at the Amendment Effective Date, shall consist of (i) the Relationship Managers and the Contract Administrators from each of Coors and CBL, and (ii) the Client Delivery Executive and Program Manager from each of EDS and EDS–UK. The Steering Committee shall meet monthly during the pendency of the completion of the Transition Services and the CBL Transition Services, and quarterly during all other parts of the Term (and the applicable Local Country Agreement Term). The Steering Committee shall (i) review monthly performance reports for the period since its last meeting, (ii) review the overall performance of the EDS Providers in providing the Services, (iii) attempt to resolve any outstanding issues, (iv) discuss long–term strategies for ensuring the Coors Recipients receives the information technology services they require, and (v) such other matters as the Parties desire.

Upon the execution of any Local Country Agreement, the Parties shall determine whether it would be appropriate to expand the number of representatives of each Party on the Steering Committee, and if they mutually determine it is appropriate, agree upon the number of additional representatives of each Party to participate on the Steering Committee.

9.3 Use of Coors Facilities

(a) On the Commencement Date and continuing throughout the Term, Coors shall make available to EDS [*****] space in Coors' facilities in Golden, Colorado, Memphis, Tennessee, and Shenandoah, Virginia, for use by Transferred Employees (or their respective replacements) and other EDS Personnel as reasonably necessary to provide the Services (excluding Services to be provided from the Data Center and/or the Sacramento Service Management Center and/or New Zealand). In addition, beginning on the Amendment Effective Date and continuing through the remainder of the Term (or until such earlier time as the Local Country Agreement between CBL and EDS–UK is terminated), CBL shall make available to EDS and EDS–UK [*****] space in CBL's facilities in Burton–on–Trent, England and Leeds, England, for use by Non–United States Transitioned Employees transitioned by CBL to EDS–UK (or their respective replacements) and other EDS Personnel as reasonably necessary to provide the Services (excluding Services to be provided from New Zealand or the United States). For the avoidance of doubt, in the case of the [*****] space at Leeds, England such space shall be made available on a non–exclusive basis with CBL retaining the right to move such Non–United States Transitioned Employees transitioned by CBL to EDS–UK (or their respective replacements) and other EDS Personnel as permitted pursuant to this Section in such space to alternative space within the same building with reasonable advance notice. Each Coors Recipient shall determine in its reasonable discretion the space to be provided to such EDS Personnel; provided, that such space shall, if available, be comparable to the space provided to similarly situated Coors or CBL employees. Each Coors Recipient shall also provide at each of the foregoing locations, [*****] (i) a staging area for deployment of desktop and notebook computers, and (ii) a secure storage area for storage of spare equipment used to provide the Services. The EDS Providers shall not be required to [*****]. The Coors Recipients shall provide at their expense shared office equipment and services such as photocopiers, mail service, janitorial service, heat, light, and air conditioning as reasonably required by the EDS Personnel, to provide the Services, up to but not exceeding the level provided by the Coors Recipients for the Transferred Employees or Non–United States Transitioned Employees immediately before any applicable Effective Date.

(b) After the migration of the Services provided from the Golden Data Center on of the Commencement Date to EDS' Sacramento Service Management Center, Coors shall also make available to EDS [*****] space at the appropriate Coors facility(ies) as is reasonably necessary to house equipment that was not moved as part of the migration to EDS' Sacramento Service Management Center and is used to provide the Services.

(c) Each EDS Provider shall: (i) use the space provided to such EDS Provider pursuant to this Section for the sole purpose of providing the Services; (ii) comply with the leases and other agreements applicable to such space, including, without limitation, the tenancy agreement entered into between EDS–UK and CBL pursuant to the Local Country Agreement between EDS–UK and CBL relating to the use of the data centre space within the CBL facilities in Burton–on–Trent, England (the "Tenancy Agreement"); (iii) comply with all policies and procedures governing access to and use of such space; and (iv) at the end of Term or on such earlier date that such EDS Provider ceases to use such space return such space to the appropriate Coors Recipient in the same condition it was in on the applicable Effective Date, ordinary wear and tear excepted.

9.4 Coors Office Space at Data Center

Each EDS Provider shall provide to Coors [*****] office space at any Data Center used to provide Services for the occasional use of the Coors Project Executive or his or her designees when visiting such Data Center. The Coors Project Executive or his or her designees shall comply with all policies and procedures governing access to and use of such Data Centers and shall leave such space in the same condition it was in immediately before they used the space, ordinary wear and tear excepted.

9.5 Meetings

The Coors Recipients and EDS Providers shall hold the meetings set forth in Schedule 9.5 (or the applicable Schedule 9.5(LCA)) at the frequency set forth therein. [*****] An EDS Provider shall distribute an agenda sufficiently before each meeting to enable the participants to prepare for it. An EDS Provider shall distribute minutes of each meeting within seven days after its conclusion, and the meeting participants shall sign such minutes once they have been approved.

9.6 Reports

EDS shall prepare and deliver to Coors the reports described in Attachment A–5 to Exhibit A by the respective deadlines specified elsewhere in this Agreement or, if not so specified, within five (5) Business Days after the end of each calendar month. Such reports shall be in such format and medium and shall include such information as Coors may reasonably request.

9.7 Procedures Manual

(a) Each EDS Provider shall, [*****] after the Effective Date applicable to it, deliver to Coors for review and comment a draft of a manual (each a "Procedures Manual") describing in detail how such EDS Provider shall perform the Services to be performed by such EDS Provider, the Equipment and Software used to provide the Services, the documentation (such as operations manuals, user guides, and forms of Service Level reports and requests for approvals or information) which provides further information regarding the Services, and the interfaces between such EDS Provider and its corresponding Coors Recipient and Coors. Such Procedures Manual shall describe the activities such EDS Provider proposes to undertake in order to provide the Services, including, where appropriate,

those direction, supervision, monitoring, quality assurance, staffing, reporting, planning and oversight activities normally undertaken at facilities that provide services of the type such EDS Provider shall provide under this Agreement, and further including acceptance testing and quality assurance procedures approved by Coors. Such EDS Provider shall incorporate any reasonable comments and suggestions made by Coors [*****] Coors' receipt of such EDS Provider's draft of its Procedures Manual and shall deliver a revised Procedures Manual to Coors [*****] after the Effective Date applicable to it. Such EDS Provider's final Procedures Manual shall be subject to Coors' approval. Notwithstanding the provisions of subsection (b) below, the timeframes in this subsection (a) shall also be applicable to the revisions of the EDS/Coors Procedures Manual necessary as a result of the execution of the Local Country Agreement between EDS–UK and CBL and the migration of the Coors Help Desk from the Sacramento Data Center to New Zealand.

(b) The EDS Providers shall update their respective Procedures Manuals throughout the Term (including, if necessary, within thirty (30) days following the execution by another EDS Provider of a Local Country Agreement) to reflect changes in the Services and the procedures and resources used to provide the Services (including, for purposes of clarity, any changes an EDS Provider is required to make to its provision of the Services as a result of another EDS Provider's execution of a Local Country Agreement). Each EDS Provider shall also update its Procedures Manual within thirty (30) days of its receipt of a request to do so from Coors, to address the matters identified in Coors' request. Updates to the Procedures Manuals shall also be provided to Coors for review, comment and approval.

(c) Each EDS Provider shall perform the Services in accordance with its then–existing Procedures Manual. In the event of a conflict between the provisions of this Agreement and a Procedures Manual, the provisions of this Agreement shall control.

9.8 Technical Change Control

EDS Providers shall implement any changes in the technical environments and systems used to provide the Services in accordance with Section 2.3.10 of Exhibit A and with the applicable Procedures Manual. Until an EDS Provider's Procedures Manual is finalized (or updated as described in Section 9.7(b) above), such EDS Provider shall follow Coors' or the applicable Coors Recipient's existing procedures for the implementation of technical changes. Notwithstanding anything to the contrary in any Procedures Manual or any Coors Recipient's existing procedures:

(a) No EDS Provider shall make any change that would have a material effect on the Services (including, without limitation, changes in Equipment, Software and systems configurations, changes that would affect the remigration of the Services back to the Coors Recipients or to a third party service provider, system–architecture changes, or changes that would affect end users), Service Levels, the amounts payable to the EDS Providers under this Agreement or other costs and expenses of the Coors Recipients without Coors' prior written consent, [*****]. Notwithstanding the foregoing, the EDS Providers may make temporary changes required by an emergency but shall, if reasonably practicable, contact appropriate Coors personnel to obtain prior approval. The EDS Providers shall promptly document and report such emergency changes to Coors.

(b) The EDS Providers shall move programs from development and test environments to production environments in a controlled and documented manner, and shall not permit any changes to be introduced into such programs during such move without first obtaining Coors' approval.

9.9 Contract Change Control

(a) From time to time during the Term, Coors or EDS may propose changes in or additions to the Services or other aspects of this Agreement. Subject to clause (d) below, all such changes shall be implemented pursuant to the procedures set forth in this Section (the "Change Control Procedures").

(b) If Coors desires to propose a change in or addition to the Services or other aspects of this Agreement (including any changes in or additions to the Services for which there is a Local Country Agreement), Coors shall deliver a written notice to the EDS Project Executive describing the proposal. EDS shall respond to such proposal as promptly as reasonably possible by preparing [*****] and delivering to the Coors Project Executive a written document (a "Change Control Document"), indicating: (i) the effect of the proposal, if any, on the amounts payable by the Coors Recipients hereunder (which effect shall be determined in the manner set forth in Section 12.4 (Charges Pursuant to Change Control Procedures)) and the manner in which such effect was calculated; (ii) the effect of the proposal, if any, on Service Levels; (iii) the anticipated time schedule for implementing the proposal; and (iv) any other information requested in the proposal or reasonably necessary for Coors to make an informed decision regarding the proposal, including, without limitation, the effect of the proposal on [*****] relating to their human resources, Equipment and Software. If EDS desires to propose a change in or addition to the Services or other aspects of this Agreement, it may do so by preparing [*****] and delivering a Change Control Document to the Coors Project Executive. A Change Control Document shall constitute an offer by EDS to implement the proposal described therein on the terms set forth therein, and shall be [*****].

(c) No change in or addition to the Services or any other aspect of this Agreement shall become effective without the written approval of both the Coors Project Executive and the EDS Project Executive. If Coors elects to accept the offer set forth in the Change Control Document, as evidenced by the written approval of the Coors Project Executive, any changes in or additions to the Services described in the Change Control Document shall thereafter be deemed "Services," any other changes described in the Change Control Document shall be deemed to have amended this Agreement, and the Parties shall agree on any further modifications to the Agreement required to reflect the Change Control Document.

(d) Routine changes made in the ordinary course of the EDS Providers' provision of the Services that are performed within the then-existing chargeable resources used to provide the Services and that do not affect Service Levels (such as changes to operating protocols, schedules and Equipment configurations) shall be made [*****] Coors Recipients and shall be made and documented in accordance with the applicable Procedures Manual(s).

9.10 [*****]

9.11 Subcontracting

(a) No EDS Provider shall delegate or subcontract any of its obligations under this Agreement without the applicable Coors Recipient's prior written consent, which may be withheld in such Coors Recipient's sole discretion. Notwithstanding the preceding sentence, but subject to clauses (c) and (d) below, the EDS Providers may, in the ordinary course of business: (i) enter into umbrella–type subcontracts (i.e., those that apply to Coors Recipients as well as other clients of the EDS Providers) with third parties to provide support services which will not cause such third parties to directly interact with Coors Recipients' personnel or end users (such as umbrella software licenses, equipment purchase agreements, and agreements for janitorial or plumbing services); and (ii) subcontract with third parties to provide services that are specific to the Coors Recipients (including subcontracts which might cause such third parties to directly interact with the Coors Recipients' personnel or end users) provided that each such subcontract (together with any related subcontracts) [*****]. Schedule 9.11 and any applicable Schedule 9.11(LCA) respectively list each EDS Provider subcontractor, for which a Coors Recipient's approval would otherwise be required pursuant to this Section 9.11(a), that has been pre–approved by the applicable Coors Recipient as of the Commencement Date or as of an applicable Local Country Agreement Effective Date and the scope of services for which such approval has been granted. All subcontracts that are Assigned Contracts or Local Country Assigned Contracts shall be deemed to be approved by the Coors Recipients.

(b) If an EDS Provider desires to delegate or subcontract any of its obligations under this Agreement in circumstances under which Coors' approval is required pursuant to clause (a), it shall submit to Coors in writing a proposal specifying (i) the specific tasks which such EDS Provider proposes to subcontract, (ii) the reason for having a subcontractor perform such tasks instead of such EDS Provider, (iii) the identity and qualifications of the proposed subcontractor and (iv) any other information reasonably requested by Coors or relevant to Coors' approval of the subcontractor.

(c) If an EDS Provider delegates or subcontracts any of its obligations under this Agreement (regardless of whether Coors' prior written consent to such delegation or subcontracting is required pursuant to clause (a) of this Section 9.11), such EDS Provider shall include in such subcontract provisions (A) substantially similar to Article 8 (Confidentiality), Article 10 (Audits), Sections 18.3 through 18.8, inclusive (Dispute Resolution) and (B) any other provisions necessary for such EDS Provider to fulfill its obligations under this Agreement (including without limitation, the obligation and restrictions set forth in Sections 6.7, 6.8, 8.4 and clause (d) below). With respect to any subcontract entered into on or after the Commencement Date, for which Coors' consent is required pursuant to clause (a) of this Section 9.11, each EDS Provider shall, in addition to including the clauses identified in the preceding sentence, use commercially reasonable efforts to include in such subcontract a provision naming Coors as an intended third–party beneficiary of such subcontract. In addition, no EDS Provider shall disclose any Coors Confidential Information to any subcontractor until such subcontractor has agreed in writing to assume the obligations described in Article 8 (Confidentiality).

(d) Coors may revoke approval of a subcontractor previously approved, or object to an EDS Providers' use of a subcontractor for which Coors' approval was not required

pursuant to clause (a), if the subcontractor's performance has been materially deficient, good faith doubt exists concerning the subcontractor's ability to render future performance, or there have been material misrepresentations by or concerning the subcontractor. Coors may, in its discretion, allow EDS up to thirty (30) days to convince Coors that such revocation or objection is unwarranted. Upon such revocation or objection, the subcontracting EDS Provider shall remove such subcontractor from performing the Services.

(e) The EDS Providers shall remain liable for obligations performed by subcontractors to the same extent as if an EDS Provider's employee had performed such obligations, and for purposes of this Agreement such work shall be deemed work performed by the EDS Providers.

(f) EDS acknowledges that it supports and recognizes the need to utilize small, small disadvantaged minority and/or women–owned business enterprises ("SDWBEs") in the United States. In support of such initiative within the United States, EDS as a corporation has set a goal of spending [*****] with SDWBEs. EDS' "Supplier Diversity Database" contains hundreds of certified SDWBEs, and EDS will use reasonable efforts to use these entities when appropriate as EDS Subcontractors to perform the Services in the United States. In the United States, EDS uses national associations and councils, state and federal government agencies, and local chamber organizations to gain access to SDWBEs. The EDS Supplier Diversity team is active in local, regional and national organizations. EDS also participates in trade shows, vendor fairs, and annual commemorative events. EDS designs and facilitates classes, seminars and site visits to educate, share and enhance minority and women suppliers. In furtherance of the foregoing goals and commitments, for Services performed by EDS in the United States, EDS shall comply with the "Coors Supplier Toolkit" attached hereto as Exhibit F including, without limitation, by submitting a report to the Coors Project Executive, in the form, and at the frequency specified in such Exhibit F. If Coors notifies EDS that Coors believes that EDS' use of minority–owned subcontractors is unreasonably low, the appropriate EDS officials shall meet with Coors to discuss the reasons for the low usage, and EDS shall develop and implement a plan reasonably anticipated to increase such usage in the United States as practicable given the nature and scope of the Services and the quality requirements of Coors.

Article 10
AUDITS

10.1 Audit Rights

Each EDS Provider shall maintain at all times while this Article survives (as specified in Section 10.4 (Survival)) a complete audit trail of all financial and non–financial transactions under this Agreement for the preceding three (3) complete calendar years (or the preceding seven (7) calendar years for Services performed under the Local Country Agreement between EDS–UK and CBL) in accordance with good practice in its industry and generally accepted accounting principles, consistently applied. The EDS Providers shall provide to the Coors Recipients, their internal and external auditors, inspectors, regulators and such other representatives as Coors may designate from time to time access at reasonable times and after reasonable notice (unless circumstances reasonably preclude such notice) to (i) the parts of any facility at which or from

which an EDS Provider is providing the Services (subject to compliance with such EDS Provider's safety and security policies), (ii) EDS Personnel providing the Services, and (iii) all relevant data and records relating to the Services, for the purpose of performing audits and inspections of the Coors Recipients and their business, to verify the integrity of the Coors Recipients' data, to examine the systems that process, store, support and transmit that data, and to examine the EDS Providers' charges and performance of the Services under this Agreement. The foregoing audit rights shall include, without limitation, audits (A) of practices and procedures, (B) of systems, (C) of general controls and security practices and procedures, (D) of disaster recovery and backup procedures, (E) of the efficiency (in accordance with Section 9.10 [*****] of the EDS Providers in performing the Services, (F) of the EDS Providers charges under the Agreement and (G) necessary to enable the Coors Recipients and their Affiliates to meet applicable regulatory requirements. The EDS Providers shall provide full cooperation to such auditors, inspectors, regulators and representatives, including the installation and operation of audit software.

10.2 Payments

If an audit reveals that a EDS Provider has overcharged a Coors Recipient for Services during the audited period, such EDS Provider shall reimburse the applicable Coors Recipient for (i) such overpayment [*****]. Each EDS Provider shall pay such amount to the appropriate Coors Recipient within thirty (30) days after the Coors Recipient's written request (which shall include the relevant portions of the audit report).

10.3 EDS and External Audits

EDS shall promptly report to Coors any material issues or problems discovered by any EDS Provider as a result of any internal or external review or audit conducted by the EDS Providers or their Affiliates, or by their respective contractors, agents or representatives relating to this Agreement or the Services, including reports of corrective actions taken as a result of such review or audit. EDS shall make available promptly to Coors each year upon request [*****] an external audit complying with SAS 70 Type II (or any successor standard approved by Coors) of the EDS Provider's practices and procedures relating to its performance of the Services hereunder.

10.4 Survival

This Article shall survive the expiration or earlier termination of the Term or any Local Country Agreement Term and shall continue to the third (3rd) anniversary of the last day an EDS Provider provides any Termination Assistance.

Article 11
INSURANCE; RISK OF LOSS

11.1 Required Insurance Coverages

Throughout the Term EDS shall maintain in force the following insurance coverages:

(a) Commercial General Liability Insurance, including Products/Completed Operations and Advertising Injury coverage, with a minimum combined single limit of Ten Million Dollars ($10,000,000) per occurrence;

(b) Worker's Compensation Insurance, including occupational illness or disease coverage, disability insurance (or other similar social insurance in accordance with the laws of the country, state or territory exercising jurisdiction over EDS Personnel providing the Services) and Employer's Liability Insurance with a minimum limit of One Million Dollars ($1,000,000) per employee by accident/ One Million Dollars ($1,000,000) per employee by disease/ One Million Dollars ($1,000,000) policy limit by disease;

(c) Professional Liability (Errors and Omissions Liability Insurance) in an amount of at least Ten Million Dollars ($10,000,000) per occurrence;

(d) Automotive Liability Insurance covering use of all owned, non–owned and hired automobiles with a minimum combined single limit of One Million Dollars ($1,000,000) per occurrence for bodily injury and property damage liability;

(e) "All Risk" Property Insurance, including, without limitation, coverage against damage by earthquake or flood, in an amount equal to the replacement value of the Equipment; and

(f) Crime Insurance (including Computer Fraud Insurance) in a minimum amount of Ten Million Dollars ($10,000,000) per loss.

11.2 General Insurance Provisions

All insurance policies EDS is required to carry pursuant to this Article shall: (i) be primary as to EDS' negligence and non–contributing with respect to any other insurance or self–insurance Coors may maintain; (ii) for the policies described in Sections 11.1(a) and 11.1(d), name Coors, its Affiliates and their respective officers, directors and employees as additional insureds, as such parties' interests may appear with respect to this Agreement; (iii) for the policies described in Sections 11.1(e) and 11.1(f), name Coors, its Affiliates and their respective officers, directors and employees as "Loss Payee;" (iv) be provided by reputable and financially responsible insurance carriers with a Best's minimum rating of "A–" (or any future equivalent); and (v) require the insurer to notify Coors in writing at least thirty (30) days in advance of cancellation or material modification. In addition, the insurance policies EDS is required to carry pursuant to clauses, 11.1(a), 11.1(b), 11.1(d), and 11.1(e) shall be endorsed to provide for a waiver of subrogation against Coors, its Affiliates and their respective officers, directors,

employees, agents, successors and assigns. EDS shall cause its insurers to issue to Coors on or before the Commencement Date and each policy renewal date certificates of insurance evidencing that the coverages and policy endorsements required by this Article are in effect.

11.3 Risk of Loss

Each Coors Recipient and EDS Provider shall be responsible for risk of loss of, and damage to, any Equipment, Software or other materials in its possession or under its control.

Article 12
CHARGES

12.1 Charges in Exhibit C

(a) Subject to the other provisions of this Agreement, each Coors Recipient shall pay to its counterpart EDS Provider the amounts set forth in Exhibit C applicable to Services performed for such Coors Recipient as payment in full for the Services and all other obligations performed by the EDS Providers during the Term (or the Local Country Agreement Term, as applicable). The Local Country Agreements shall provide for invoicing by each EDS Provider and payment by the corresponding Coors Recipient in local currency for Services performed for such Coors Recipient.

(b) Except as otherwise expressly set forth in this Agreement, the Coors Recipients shall not be obligated to pay any amounts to the EDS Providers for their performance of the Services and their other obligations under this Agreement other than the amounts set forth in Exhibit C. Without limiting the foregoing, the Coors Recipients shall not be required to [*****] provided, however, that the Coors Recipients acknowledge that the EDS Providers' personnel rates do not include [*****]. If the Term or any Local Country Agreement Term, as applicable, is extended pursuant to Sections 2.2 or 17.6, the amounts and terms set forth in Exhibit C and in this Agreement for the calendar year ending December 31, 2010 shall continue to apply during the extension period(s) except as provided in Schedule 17.2. Throughout the Term (or Local Country Agreement Term, as applicable), and consistent with their other obligations pursuant to this Agreement, the EDS Providers shall use commercially reasonable efforts to perform the Services in a manner which [*****] to the Coors Recipients, including without limitation through the efficient use of resources.

12.2 Managed and Pass-Through Expenses

(a) Each EDS Provider shall promptly (i) review for accuracy any third party invoice for any Managed Expenses, (ii) use commercially reasonable efforts to resolve with the invoicing third-party any discrepancy or inaccuracy in such invoice, and (iii) send the original third party invoice (together with all relevant information regarding any disputed items on such invoice) to the Coors Project Executive (or his or her designee for a Local Country Agreement) not less than ten (10) Business Days prior to the date such invoice is payable; provided, that

voice and telecommunications invoices shall be sent directly to the applicable Coors Recipient by the invoicing party and the EDS Providers shall not have the responsibilities set forth in clauses (i), (ii) and (iii) above with respect thereto. Notwithstanding the foregoing sentence, if (A) an EDS Provider receives such invoice from the invoicing third party within such ten (10) Business Day period, or (B) an EDS Provider's compliance with clause (iii) above will not afford it sufficient time to comply with clauses (i) and (ii) above, such EDS Provider shall immediately upon receipt forward a copy of such invoice to the Coors Project Executive (or his or her designee for a Local Country Agreement) via facsimile with a clear notation stating that the invoice has not yet been reviewed by such EDS Provider, and such EDS Provider shall promptly thereafter perform the functions described in clauses (i) and (ii) above. [*****] Each EDS Provider shall use commercially reasonable efforts to minimize the amount of Managed Expenses. Coors shall have the right, in its sole discretion to revise, terminate or replace any contract resulting in Managed Expenses, [*****] provided, however, that any revision, termination or replacement of any Third Party Contract identified as a "Managed Contract" on Schedules 5.3(a)(i) or 5.3(a)(ii) (or a Schedule 5.3(a)(i) (LCA) or Schedule 5.3(a)(ii) (LCA)) shall be subject to the Change Control Procedures specified in Section 12.4

(b) Each EDS Provider shall review for accuracy the third party invoice for any Pass–Through Expenses and shall pay when due to such third party all valid amounts set forth on such invoice. Such EDS Provider shall include the amount of such payment on its next invoice to its corresponding Coors Recipient and shall include with such invoice a copy of the third party invoice. [*****] Each EDS Provider shall use commercially reasonable efforts to minimize the amount of Pass–Through Expenses. With respect to materials or services paid for on a Pass–Through Expenses basis, each Coors Recipient shall have the right to: (i) obtain such materials or services directly from a third party, (ii) designate the third party source for such materials or services; (iii) designate the particular materials or services its corresponding EDS Provider shall obtain; (iv) require its corresponding EDS Provider to identify and consider multiple sources for such materials or services; and (v) review and approve the Pass–Through Expenses for such materials or services before its corresponding EDS Provider enters into a subcontract for such materials or services. No Coors Recipient shall require any EDS Provider to incur obligations for Pass–Through Expenses beyond the then–remaining portion of the Term (or Local Country Agreement Term, as applicable).

12.3 Taxes

(a) [*****]

(b) [*****]

(c) [*****]

(d) [*****]

(e) The Coors Recipients and EDS Providers shall cooperate with each other to enable each of them to determine accurately their respective tax liabilities and to reduce such liabilities to the extent permitted by law. [*****]

(f) At Coors' request, where permissible by the applicable taxing authority, audits of the taxes payable by Coors in the United States pursuant to this Agreement shall be handled as part of EDS' U.S. state and local sales and use tax audits.

(g) [*****]

(h) [*****]

12.4 Charges Pursuant to Change Control Procedures

(a) If either Coors or EDS proposes a change in or addition to the Services pursuant to the Change Control Procedures, the price for such change or addition shall be determined in the manner set forth in this Section.

(b) To the extent the proposed change or addition can be accommodated within the existing level of chargeable resources then being used by the EDS Providers to provide the Services and without degradation to existing Service Levels (unless otherwise agreed by Coors in writing), [*****]

(c) To the extent the proposed change or addition will require the addition or subtraction of resources for which a pricing metric exists under this Agreement, the resulting change to the charges payable by the Coors Recipients hereunder shall, subject to Section 2 of Exhibit C (Minimum Revenue Commitment) and Section 12.5 (Significant Events), be calculated in accordance with that pricing metric.

(d) To the extent the proposed changes or additional Services are not subject to clauses (b) or (c) above, [*****].

12.5 Significant Events

(a) The charges provided for in this Article and Exhibit C and the [*****] provided for in Schedule 17.2 [*****] and any affected Schedules 17.2(LCA) shall be equitably adjusted in the manner described in this Section if a "Significant Event" occurs. A Significant Event shall mean [*****].

(b) If Coors notifies EDS of the occurrence of a Significant Event (which notice shall be accompanied by an explanation by Coors of the basis for its determination of such occurrence), the relevant Baseline Resource Levels for the affected Coors Recipients (as defined in Exhibit C) [*****] the anticipated resource usage during the remainder of the Term (or Local Country Agreement Term, as applicable) in the following manner:

(i) [*****]

(ii) [*****]

(iii) [*****]

(c) [*****]

(d) [*****]

12.6 Recordkeeping

The EDS Providers shall maintain complete and accurate records of, and supporting documentation for, the amounts billed to and payments made by the Coors Recipients under this Agreement [*****]. The EDS Providers shall retain such records in accordance with their respective Coors Recipient's record retention policy in effect from time to time. A copy of Coors records retention policy in effect on the Commencement Date is attached hereto as Schedule 12.6. A copy of CBL's records retention policy as of the Amendment Effective Date is attached hereto as Schedule 12.6(LCA–UK). Each EDS Provider shall provide Coors, at Coors' request, with paper and electronic copies of documents and information reasonably necessary to verify the EDS Providers' compliance with this Agreement. Coors and its authorized agents and representatives shall have access to such records for audit purposes during normal business hours during the Term (or Local Country Agreement Term, as applicable) and thereafter for the period during which the EDS Providers are required to maintain such records.

12.7 Coors/CBL Payments

(a) On the Commencement Date Coors shall pay to EDS, by wire transfer, the [*****].

(b) On the Amendment Effective Date, CBL shall pay to EDS–UK, by wire transfer, [*****].

(c) On the first anniversary of the Amendment Effective Date, CBL shall pay to EDS–UK, by wire transfer, [*****].

(d) On the Amendment Effective Date, Coors shall pay to EDS, by wire transfer, [*****].

(e) On the first anniversary of the Amendment Effective Date, Coors shall pay to EDS, by wire transfer, [*****].

12.8 Hyperinflation Protection

(a) As used in this Section 12.8, the following terms shall have the indicated meanings:

(i) "Blended COLA Percentage Change" means, for each anniversary of the Commencement Date, a percentage equal to the sum of (A) the product of (1) 66.6% and (2) the ECI Percentage Change for that anniversary of the Commencement Date, and (B) the product of (1) 33.3%, and (2) the CPI Percentage Change for that anniversary of the Commencement Date.

(ii) "COLA Adjustable Charges" means the Monthly Baseline Charges applicable to Coors (excluding the Coors Monthly Current Asset Payments), ARC/RRC rates applicable to Coors, and personnel rates specified in Exhibit C applicable to Coors.

(iii) "CBL Adjustable Charges" means the Monthly Baseline Charges applicable to CBL (excluding the CBL Monthly Current Asset Payments), ARC/RRC rates applicable to CBL, and personnel rates specified in Exhibit C applicable to CBL.

(iv) "CBL Base Index" means the CBL Index from the immediately prior anniversary of the Amendment Effective Date (or, for the first anniversary, the CBL Index most recently published as of the Amendment Effective Date).

(v) "CBL Current Index" means the most recently published CBL Index as of any anniversary of the Amendment Effective Date.

(vi) "CBL Percentage Change" means, for each anniversary of the Amendment Effective Date, the percentage by which the CBL Current Index on that anniversary exceeds the CBL Base Index for that anniversary of the Amendment Effective Date.

(vii) "CBL Index" means the Retail Price Index, the UK's main domestic measure of inflation as published by the Office for National Statistics (January 1987 = 100). .

(viii) "CPI Base Index" means the CPI Current Index from the immediately prior anniversary of the Commencement Date (or, for the first anniversary, the CPI Index most recently published as of the Commencement Date).

(ix) "CPI Current Index" means the most recently published CPI Index as of any anniversary of the Commencement Date.

(x) "CPI Percentage Change" means, for each anniversary of the Commencement Date, the percentage by which the CPI Current Index on that anniversary exceeds the CPI Base Index for that anniversary of the Commencement Date.

(xi) "CPI Index" means the Consumer Price Index for All Urban Consumers, U.S. City Average, 1982–84=100, as published by the Bureau of Labor Statistics.

(xii) "ECI Base Index" means the ECI Current Index from the immediately prior anniversary of the Commencement Date (or, for the first anniversary, the ECI Index most recently published as of the Commencement Date).

(xiii) "ECI Current Index" means the most recently published ECI Index as of any anniversary of the Commencement Date.

(xiv) "ECI Index" means the Employment Cost Index for Total Compensation for Private Industry, All Workers (Not Seasonally Adjusted), June 1989 = 100, as published by the Bureau of Labor Statistics.

(xv) "ECI Percentage Change" means, for each anniversary of the Commencement Date, the percentage by which the ECI Current Index on that anniversary exceeds the ECI Base Index for that anniversary of the Commencement Date.

(b) [*****]

(c) [*****]

12.9 Gainsharing

(a) In the event either Party proposes a change to the way Services are provided hereunder or requests new services and (i) such change or new services results in a readily quantifiable out-of-pocket savings in cost to the Coors Recipients, and (ii) the cost of such change or new services is shared by the Coors Recipients and the EDS Providers, the [*****].

(b) A Coors Recipient may request that the EDS Providers provide personnel resources for new or changed Services implemented pursuant to the Change Control Procedures on [*****]. In such event, if an EDS Provider is able to perform such new or changed Services using less than the agreed upon [*****].

12.10 Monthly Current Asset Payments.

(a) During each of the first thirty (30) months during the Term, Coors shall pay to EDS the amount described as the "Coors Monthly Current Asset Payment" in Exhibit C-3 (the "Coors Monthly Current Asset Payment"). The first Coors Monthly Current Asset Payment shall be invoiced by EDS on the Commencement Date, and subsequent Coors Monthly Current Asset Payments shall be invoiced on the first Business Day of each of the twenty-nine (29) months thereafter. Each Coors Monthly Current Asset Payment shall be due and payable by Coors to EDS (or, at EDS' direction, directly to EDS' lessor of the Coors Transferred Equipment) thirty (30) days after it is invoiced.

(b) During each of the first thirty (30) months following the Amendment Effective Date, CBL shall pay to EDS-UK the amount described as the "CBL Monthly Current Asset Payment" in Exhibit C-3 (the "CBL Monthly Current Asset Payment"). The first CBL Monthly Current Asset Payment shall be invoiced by EDS-UK on the Amendment Effective Date, and subsequent CBL Monthly Current Asset Payments shall be invoiced on the first

Business Day of each of the twenty nine (29) months thereafter. Each CBL Monthly Current Asset Payment shall be due and payable by CBL to EDS–UK (or, at EDS–UK's direction, directly to EDS–UK's lessor of the CBL Transferred Equipment) thirty (30) days after it is invoiced.

(c) The Monthly Current Asset Payments [*****] to Section 13.5 [*****] , nor shall the Monthly Current Asset Payments be subject to adjustment pursuant to Section 9.10 [*****] or Section 12.5 (Significant Events). Disposition of the Transferred Assets upon the expiration or any termination of this Agreement is addressed in Section 17.9 (Purchase of Equipment). In the event CBL fails to pay EDS–UK a CBL Monthly Current Asset Payment for any reason, [*****].

Article 13
INVOICING AND PAYMENT

13.1 Invoices

(a) EDS shall issue to Coors, [*****]. Each invoice shall separately state charges for each category of Service [*****], if any, and shall otherwise be in such detail as Coors may reasonably request for its internal accounting needs (including, without limitation, the chargeback information described in Section 5.5.3.6 of Exhibit A). Each invoice shall include any calculations used to establish the charges.

(b) Each EDS Provider that is a party to a Local Country Agreement shall issue to the Coors Recipient for that Local Country Agreement, [*****], if any, and shall otherwise be in such detail as such Coors Recipient may reasonably request for its internal accounting needs. Each invoice shall include any calculations used to establish the charges.

(c) EDS shall deliver each Coors invoice to the Coors Project Executive. Invoices under a Local Country Agreement shall be delivered by the applicable EDS Provider to the Local

Country Agreement designee of the Coors Project Executive, with a copy to the Project Executive. Additionally, together with each invoice delivered to Coors for Services provided to Coors, EDS shall deliver to the Coors Project Executive a consolidated invoice, [*****].

13.2 Payment; Late Charges

(a) Subject to Section 13.5 [*****], any amount due by a Coors Recipient or an EDS Provider under this Agreement for which a payment date is not otherwise specified, including, without limitation, each invoice delivered to Coors or another Coors Recipient pursuant to Section 13.1 for Services provided to Coors or another Coors Recipient, [*****] such invoice is received by the Coors Project Executive (or another Coors Recipient pursuant to Section 13.1, or an EDS Provider other than EDS, the designee of the the EDS Project Executive).

(b) Unless otherwise expressly provided in this Agreement, to the extent that a Coors Recipient is entitled to a credit pursuant to this Agreement, the corresponding EDS Provider shall provide such Coors Recipient [*****].

(c) Any amount owed by a Coors Recipient to an EDS Provider or by an EDS Provider to a Coors Recipient and not paid or credited when due shall [*****]. The Coors Recipients and EDS Providers agree that [*****].

13.3 Proration

All periodic charges under this Agreement ([*****]) shall be computed [*****].

13.4 Refunds

If any Coors Recipient or EDS Provider should receive a refund, credit or other rebate for goods or services paid for by its corresponding EDS Provider or Coors Recipient, the recipient of such refund, credit or rebate shall promptly notify the corresponding party and shall pay such amount to such other party (or, if applicable, provide a credit on the next delivered invoice) within thirty (30) days after receipt thereof.

13.5 [*****]

(a) Each Coors Recipient and EDS Provider shall pay when due, [*****] any undisputed amounts owed to a corresponding party pursuant to the terms of this Agreement; [*****].

(b) [*****] amount otherwise payable to an EDS Provider, such Coors Recipient shall notify the applicable EDS Provider on or prior to the date the payment would have otherwise been due of [*****].

Article 14
CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS

14.1 Mutual Representations and Warranties

(a) Each Party represents and warrants that, as of the Commencement Date:

(i) It is a corporation duly incorporated (or, in the case of EDS, it is a limited liability company duly organized), validly existing and in good standing under the laws

of the state in which it is incorporated (or, in the case of EDS, organized), and is good standing in each other jurisdiction where the failure to be in good standing would have a material adverse affect on its business or its ability to perform its obligations under this Agreement.

(ii) It has all necessary company power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement.

(iii) It has all necessary company power and authority to enter into this Amended and Restated Global Master Services Agreement and to perform its obligations hereunder, and the execution and delivery of this Amended and Restated Global Master Services Agreement and the consummation of the transactions contemplated by this Amended and Restated Global Master Services Agreement have been duly authorized by all necessary company actions on its part.

(iv) This Amended and Restated Global Master Services Agreement constitutes a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms, subject only to the effect of bankruptcy laws or equitable relief which a court may grant.

(v) It is not a party to, and is not bound or affected by or subject to, any instrument, agreement, charter or by-law provision, law, rule, regulation, judgment or order which would be contravened or breached as a result of the execution of this Amended and Restated Global Master Services Agreement or consummation of the transactions contemplated by this Amended and Restated Global Master Services Agreement, excluding only (with respect to Coors) any Third Party Consents required for the assignment by Coors to EDS of Third Party Contracts or the grant by Coors to EDS of access to and use of Third Party Contracts.

(b) Coors represents and warrants with respect to CBL, and EDS represents and warrants with respect to EDS-UK, that as of the Amendment Effective Date:

(i) It is a corporation duly incorporated, validly existing and in good standing under the laws of the state or country in which it is incorporated, and is good standing in each other jurisdiction where the failure to be in good standing would have a material adverse affect on its business or its ability to perform its obligations under this Agreement.

(ii) It has all necessary company power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement.

(iii) It has all necessary company power and authority to enter into the Local Country Agreement and to perform its obligations under such agreement, and the execution and delivery of such agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary company actions on its part.

(iv) The Local Country Agreement to which it is a party constitutes the legal, valid and binding obligations of such party, enforceable against it in accordance with

their respective terms, subject only to the effect of bankruptcy laws or equitable relief which a court may grant.

(v) It is not a party to, and is not bound or affected by or subject to, any instrument, agreement, charter or by–law provision, law, rule, regulation, judgment or order which would be contravened or breached as a result of the execution of the Local Country Agreement to which it is a party or consummation of the transactions contemplated by such agreement, excluding only (with respect to CBL) any Third Party Consents required for the assignment by CBL to EDS–UK of Third Party Contracts or the grant by CBL to EDS–UK of access to and use of Third Party Contracts.

14.2 Coors Representations and Warranties

(a) Coors represents and warrants to EDS that, as of the Commencement Date:

(i) Coors or its Affiliates own the Coors Transferred Equipment free and clear of all liens, mortgages, pledges and security interests, and each has the right to transfer the Coors Transferred Equipment owned by it to EDS.

(ii) To the actual knowledge of the Coors manager with direct operational responsibility for administering the Third Party Contracts to which Coors is a party as of the Commencement Date: (i) each such Third Party Contract existing on the Commencement Date is in full force and effect, and (ii) there is no material default under any such Third Party Contract by Coors or the other parties thereto.

(iii) To the actual knowledge of the Coors property manager with direct operational responsibility for the Golden Data Center: (i) the Golden Data Center Lease is in full force and effect, and (ii) there is no material default under the Golden Data Center Lease by Coors or the lessor thereunder.

(iv) It has as of the Commencement Date, and shall have throughout the Term, the right and authority to use the Coors Software and to grant to EDS the licenses to Coors Software and other Coors Intellectual Property described in this Agreement, and that the use of such Coors Software and other Coors Intellectual Property does not and will not infringe upon the proprietary rights of any third party.

(b) Coors represents and warrants to EDS that, as of the Amendment Effective Date:

(i) CBL or its Affiliates own the CBL Transferred Equipment free and clear of all liens, mortgages, pledges and security interests, and each has the right to transfer the CBL Transferred Equipment owned by it to EDS–UK.

(ii) To the actual knowledge of the CBL manager with direct operational responsibility for administering the Third Party Contracts to which CBL is a party as of the Amendment Effective Date: (i) each such Third Party Contract existing on the Amendment Effective Date is in full force and effect, and (ii) there is no material default under any such Third Party Contract by CBL or the other parties thereto.

(iii) CBL has as of the Amendment Effective Date, and shall have throughout the remainder of the Term, the right and authority to use the Coors Software and to grant to the EDS Providers the licenses to Coors Software and other Coors Intellectual Property described in this Agreement, and that the use of such Coors Software and other Coors Intellectual Property does not and will not infringe upon the proprietary rights of any third party.

14.3 EDS Representations and Warranties

EDS represents and warrants to Coors that:

(a) As of the Commencement Date and the Amendment Effective Date, it has not violated any applicable laws or regulations or any Coors policies regarding the offering of unlawful inducements in connection with this Agreement.

(b) As of the Commencement Date and the Amendment Effective Date, EDS–UK has not violated any applicable laws or regulations or any Coors or CBL policies regarding the offering of unlawful inducements in connection with this Agreement.

(c) As of the Commencement Date and the Amendment Effective Date, it is appropriately skilled, experienced and trained to perform the Services to be performed by it.

(d) As of the Amendment Effective Date, EDS–UK is appropriately skilled, experienced and trained to perform the Services to be performed by EDS–UK.

(e) It has as of the Commencement Date, and shall have throughout the Term, the right and authority to use the EDS Software to provide Services and to grant the licenses to EDS Software and other EDS Intellectual Property described in this Agreement, and that the use of such EDS Software and other EDS Intellectual Property does not and will not infringe upon the proprietary rights of any third party.

(f) EDS–UK has as of the Amendment Effective Date, and shall have throughout the remainder of the Term, the right and authority to use the EDS Software to provide Services and to grant the licenses to EDS Software and other EDS Intellectual Property described in this Agreement, and that the use of such EDS Software and other EDS Intellectual Property does not and will not infringe upon the proprietary rights of any third party.

14.4 Mutual Covenants

(a) Each Coors Recipient and EDS Provider shall perform its obligations under this Agreement in compliance with all applicable laws, rules, regulations, ordinances, treaties and orders. The EDS Providers shall obtain all permits, certificates, approvals, and inspections required in connection with the provision of the Services. Each Party will be responsible for making any reasonable accommodation required under the Americans with Disabilities Act with respect to the facilities that it owns or leases in the United States.

(b) Whenever this Agreement requires or contemplates any action, consent or approval, each Coors Recipient and EDS Provider shall act reasonably and in good faith and

(unless the Agreement expressly allows exercise of a party's sole discretion) shall not unreasonably withhold or delay such action, consent or approval.

14.5 EDS Covenants

The EDS Providers shall cooperate with the Coors Recipients' third party auditors, contractors and service providers, provided that such third parties comply with the EDS Providers' reasonable security and confidentiality requirements and, to the extent the third parties are performing work on EDS Provider–owned, –licensed or –leased Software or Equipment, comply with the EDS Provider's reasonable work standards, methodologies and procedures.

Article 15
INDEMNIFICATION

15.1 [*****]

15.2 [*****]

[*****]

15.3 [*****]

15.4 [*****]

15.5 [*****]

Article 16
LIMITATIONS ON LIABILITY

16.1 General Intent

[*****]

16.2

(a) [*****]

(b) [*****]

16.3 [*****]

(a) [*****]

(b) [*****]

(c) [*****]

16.4 Force Majeure

(a) [*****]

(b) [*****]

(c) [*****]

(ii) [*****]

(d) [*****]

16.5 [*****]

16.6 [*****]

Article 17
TERMINATION

17.1 [*****]

(a) [*****]

(b) [*****]

(c) [*****]

(d) [*****]

(e) [*****]

17.2 [*****]

(a) [*****]

(b) [*****]

17.3 [*****]

17.4 [*****]

Either Party shall have the option, but not the obligation, to terminate this Agreement in its entirety without payment of a termination fee if the other Party (i) becomes insolvent or is unable to meet its debts as they mature, (ii) files a voluntary petition in bankruptcy or seeks reorganization or to effect a plan or other arrangement with creditors, (iii) files an answer or other pleading admitting, or fails to deny or contest, the material allegations of an involuntary petition filed against it pursuant to any act of Congress relating to bankruptcy, arrangement or reorganization, (iv) shall be adjudicated a bankrupt or shall make an assignment for the benefit of its creditors generally, (v) shall apply for, consent to or acquiesce in the appointment of any receiver, or trustee for all or a substantial part of its property, or (vi) any such receiver, or trustee shall be appointed and shall not be discharged within thirty (30) days after the date of such appointment. EDS shall have the option, but not the obligation, to cause an EDS Provider, and Coors shall have the option, but not the obligation, to cause a Coors Recipient, to terminate its applicable Local Country Agreement in its entirety without payment of a termination fee if the other party to such Local Country Agreement (i) becomes insolvent or is unable to meet its debts as they mature, (ii) files a voluntary petition in bankruptcy or seeks reorganization or to effect a plan or other arrangement with creditors, or passes a resolution for its winding up, or if a court of competent jurisdiction makes an order for the winding up or dissolution of the other party to a Local Country Agreement, (iii) files an answer or other pleading admitting, or fails to deny or contest, the material allegations of an involuntary petition filed against it pursuant to any act of Congress or local law relating to bankruptcy, insolvency, arrangement or reorganization, (iv) shall be adjudicated a bankrupt or shall make an assignment for the benefit of its creditors generally, (v) shall apply for, consent to or acquiesce in the appointment of any receiver, administrative receiver or trustee for all or a substantial part of its property, or (vi) any such receiver, trustee or administrative receiver shall be appointed and shall not be discharged within thirty (30) days after the date of such appointment. A Party (or a party to a Local Country Agreement) may exercise its termination option pursuant to this Section by delivering to the other Party (or its corresponding party in the case of the termination of a Local Country Agreement) written notice of such termination identifying the termination date. Notwithstanding the foregoing, no EDS Provider shall have the right to terminate this Agreement or a Local Country Agreement as permitted by this Section if the Coors Recipients continue to pay pursuant to this Agreement for Services during the pendency of any such bankruptcy, insolvency or such other specified event.

17.5 [*****]

17.6 Extension of Expiration/Termination Effective Date

(a) Coors may, at its option, extend the expiration date of the Term or the termination date of the Term (regardless of whether the Agreement has been terminated by Coors or EDS), or the expiration date or termination date of any Local Country Agreement Term one or more times by delivering written notice of such extension to EDS at least thirty (30) days before such expiration date or termination date (as such expiration date or termination date may have been extended pursuant to the previous exercise of such extension option one or more times); provided, however, that:

(i) Coors may also extend the expiration date or termination date (as it may have been extended pursuant to the previous exercise of the option granted by this Section) without providing at least thirty (30) days written notice if Coors indicates to EDS in good faith that Coors requires such extension because any Coors Recipients' transition to a new outsourcer or to providing the Services internally has been delayed; and

(ii) the total of all extensions pursuant to this Section shall not exceed eighteen (18) months; and

(iii) the total length of the Term or any Local Country Agreement Term, including any extensions pursuant to this Section shall not extend beyond December 31, 2012.

(b) This Agreement shall continue to govern the performance of all Services during such extension period(s), except that if the Agreement was terminated by EDS for a Coors

Recipient(s) nonpayment pursuant to Section 17.1(d)(i) [*****].

(c) [*****]

17.7 Effect of Termination

Termination of this Agreement, any Local Country Agreement or any Service Towers for any reason under this Article shall not affect (i) any liabilities or obligations of any Coors Recipient or EDS Provider arising before such termination or out of the events causing such termination or (ii) any damages or other remedies to which a an EDS Provider or Coors Recipient may be entitled under this Agreement, at law or in equity arising from any breaches of such liabilities or obligations.

17.8 Expiration/Termination Assistance

(a) Commencing one (1) year before the expiration of the Term or, if applicable, upon delivery of a termination notice by Coors or EDS pursuant to this Article 17 (Termination), and continuing until six (6) months after the expiration of the Term or, if applicable, six (6) months after the termination date of this Agreement or a Local Country Agreement (as such expiration date or termination date may be extended pursuant to Section 17.6 (Extension of Expiration/Termination Effective Date)), the EDS Providers shall provide to the Coors Recipients and/or Coors' designee the assistance reasonably requested by Coors to facilitate the orderly transfer of the Services to the Coors Recipients or to Coors' designee, including, without limitation, the assistance described in Exhibit D (or any applicable Exhibit D(LCA)) (collectively, "Termination Assistance"). This Agreement shall continue to govern the performance of all such Termination Assistance before or after the expiration or termination of the Term; provided, however, that:

(i) [*****] for any Termination Assistance rendered before or on the expiration date of the Term or a Local Country Agreement Term or, if applicable, the termination date (as such expiration date or termination date may be extended pursuant to Section 17.6 (Extension of Expiration/Termination Effective Date)), but the Coors Recipients [*****].

(ii) after such expiration date or termination date (unless extended pursuant to Section 17.6), the EDS Providers shall have no obligation to continue performing Services other than the Termination Assistance unless mutually agreed by the Parties. In the event that Coors requests that the EDS Providers perform Termination Assistance after such expiration date or termination date, the Coors Recipients receiving such assistance shall pay the EDS Providers providing such assistance for:

(A) [*****]

(B) [*****]

(iii) [*****]

(b) The EDS Providers shall provide Coors and its auditors upon request the information used by the EDS Providers to determine their charges pursuant to clause (a) above. If Coors' auditors determine that the amounts charged by the EDS Providers did not coply with such clause, such EDS Providers [*****].

(c) Each EDS Provider acknowledges that, [*****].

17.9 Purchase of Equipment

(a) [*****]

(b) [*****]

(c) [*****]

(d) [*****]

(e) [*****]

(f) [*****]

17.10 EDS Software License

Upon expiration or earlier termination of the Term (or the Local Country Agreement Term, as applicable), the EDS Providers shall grant to the Coors Recipients or to Coors' designee (for the internal use of the Coors Recipients and their Affiliates and the other entities described in Section 3.4) a [*****] license to use, copy, maintain, modify, enhance and create derivative works of EDS Software used to provide the Services at the end of the Term, and EDS shall maintain, modify and update such EDS Software on reasonable terms and conditions no less favorable than those offered to other EDS customers. If for any reason any such EDS Software is not available to the Coors Recipients or such Coors' designee or cannot be licensed to the Coors Recipients or such Coors' designee at the expiration or earlier termination of the Term, EDS shall procure [*****] license for substitute Software with substantially equivalent functionality, [*****].

17.11 Third Party Contracts

Upon expiration or earlier termination of the Term or any Local Country Agreement Term, each EDS Provider shall, at Coors' request, and to the extent permitted by the applicable Third Party Contract and any applicable Third Party Consent, assign to the appropriate Coors Recipient(s) or to Coors' designee any Third Party Software Licenses (excluding EDS licenses also used to provide services to other EDS customers) and any Third Party Service Contracts (excluding EDS agreements also used to provide services to other EDS customers) used to provide goods or Services at the end of the Term or such Local Country Agreement Term. Each EDS Provider shall use commercially reasonable efforts to obtain any necessary third party consents to such assignment. Each Coors Recipient shall [*****] in order to obtain the third party's consent to such assignment to such Coors Recipient. Concurrently with such assignment, each Coors Recipient shall deliver to the assigning EDS Provider [*****] pursuant to such Third Party Software Licenses and Third Party Services Contracts attributable to the period after such assignment. If any of the Third Party Contracts reassigned to a Coors Recipient are Third Party Contracts listed on Schedule 5.3(c) or Schedule 5.3(c) (LCA–UK), the assigning EDS Provider shall also assign to the Coors Recipient, [*****] any remaining portion of the prepayments listed on such Schedule, concurrently with such reassignment.

17.12 Offers to EDS Employees

[*****]

17.13 Return of Confidential Information

Immediately upon termination or expiration of the Term (or the Local Country Agreement Term, as applicable), or otherwise at Coors' request, the EDS Providers shall unconditionally return to the Coors Recipients all of Coors' Confidential Information, including, without limitation, Coors Data, Coors Software, and Third Party Software licensed to Coors Recipients, in each case in the form maintained by the EDS Providers or as otherwise reasonably requested by Coors. No EDS Provider shall have any right to retain, encrypt, corrupt or destroy any of Coors' Confidential Information, and each EDS Provider hereby waives any and all statutory or common law liens, claims of lien or similar rights, remedies or encumbrances that may now or hereafter exist and might limit or condition such EDS Provider's obligations under this Section.

Article 18
DISPUTE RESOLUTION

18.1 General

Any dispute or controversy between the Coors Recipients and EDS Providers with respect to the interpretation or application of any provision of this Agreement (including any provision of any Local Country Agreement) or the performance by the EDS Providers or Coors Recipients of their respective obligations hereunder shall be exclusively resolved as provided in this Article. For purposes of clarity, other than as specifically provided in this Article 18, it is the intent of the Parties that all disputes with respect to the interpretation or application of any provision of a Local Country Agreement be resolved by EDS on behalf of the applicable EDS Provider and Coors on behalf of the applicable Coors Recipient (as opposed to by the parties to a Local Country Agreement themselves) in accordance with the provisions of this Article.

18.2 Informal Dispute Resolution

The disputing parties may, if they mutually agree to do so, attempt to resolve the dispute informally in the following manner:

(a) Any Coors Recipient or EDS Provider may submit the dispute to a joint committee (the "Dispute Resolution Committee"), consisting of (i) Coors' Chief Information Officer, and (ii) EDS' Western Region Client Executive (or, in each case, any successor office assuming substantially all of such office's responsibility). The Dispute Resolution Committee shall meet as often as the Parties reasonably deem necessary to gather and analyze any information relevant to the resolution of the dispute. The Dispute Resolution Committee shall negotiate in good faith in an effort to resolve the dispute.

(b) If the Dispute Resolution Committee determines in good faith that resolution through continued discussions by the Dispute Resolution Committee does not appear likely, the dispute shall be referred to the Steering Committee to negotiate a resolution of the dispute.

(c) During the course of negotiations, all reasonable requests made by one Party to the other for non−privileged information, reasonably related to the dispute, shall be honored in order that each of the Parties may be fully advised of the other's position.

(d) The specific format for the discussions shall be determined at the discretion of the Dispute Resolution Committee or the Steering Committee, but may include the preparation of agreed upon statements of fact or written statements of position.

(e) Proposals and information exchanged during the informal proceedings described in this Article between the Parties shall be privileged, confidential and without prejudice to a Party's legal position in any formal proceedings. All such proposals and information, as well as any conduct during such proceedings, shall be subject to Colorado Rules of Evidence, Rule 408, and shall be inadmissible in any subsequent proceedings (but this provision shall not be construed to render inadmissible documents or other evidence merely because they were referred to, transmitted or otherwise used in any such informal proceedings).

(f) Notwithstanding this Section 18.2, either Coors (on behalf of itself or on behalf of any other Coors Recipient which is a party to a dispute) or EDS (on behalf of itself or on behalf of any other EDS Provider which is a party to the dispute) may commence formal dispute resolution proceedings pursuant to Section 18.3(a) (Arbitration) with respect to any dispute without first observing the procedures set forth in this Section.

18.3 Arbitration

(a) Except as set forth in clause (b) below, any controversy or claim arising out of or relating to this Agreement (including for purposes of clarification, any controversy or claim arising out of or relating to a Local Country Agreement), or any alleged breach hereof, including any controversy regarding the arbitrability of any dispute, shall be settled at the request of either Coors (on behalf of itself or on behalf of any other Coors Recipient which is a party to a dispute) or EDS (on behalf of itself or on behalf of any other EDS Provider which is a party to

the dispute) exclusively by binding arbitration in metropolitan Denver, Colorado before and in accordance with the then existing Commercial Arbitration Rules of the American Arbitration Association (the "Rules"). In any dispute in which the amount in controversy is less [*****], there shall be one (1) arbitrator agreed to by the Parties or, if the Parties are unable to agree within thirty (30) days after demand for arbitration is made, selected in accordance with the Rules. In all other cases there shall be three (3) arbitrators, one (1) of whom shall be selected by Coors within thirty (30) days after demand for arbitration is made, one (1) of whom shall be selected by EDS within thirty (30) days after demand for arbitration is made, and one (1) of whom shall be selected by the two Party–appointed arbitrators within thirty (30) days after the date the last of them was selected. If one or more arbitrator(s) is not selected within the time period stated in the preceding sentence, such arbitrator(s) shall be selected pursuant to Rule 13 of the Rules. Any arbitrator(s) proposed by the American Arbitration Association shall have at least five (5) years experience in complex data processing transactions. The arbitrators shall apply the law set forth in Section 18.5 to govern this Agreement and shall have the power to award any remedy available at law or in equity; provided, however, that the arbitrators shall have no jurisdiction to amend this Agreement or grant any relief not permitted herein or beyond the relief permitted herein. Any award rendered by the arbitrators shall be final and binding on the Coors Recipients and EDS Providers, and judgement on such award may be entered in any court having jurisdiction thereof.

(b) Notwithstanding clause (a) above:

(i) Coors (on behalf of itself or on behalf of any other Coors Recipient which is a party to a dispute) or EDS (on behalf of itself or on behalf of any other EDS Provider which is a party to the dispute) may request a court of competent jurisdiction described in Section 18.6 to grant provisional injunctive or other relief to such Party solely for the purpose of maintaining the status quo until an arbitrator can render an award on the matter in question and such award can be confirmed by a court having jurisdiction thereof.

(ii) If a third party brings a claim or lawsuit against any or all Coors Recipients or any or all EDS Providers relating in any way to this Agreement, the EDS Provider(s) or Coors Recipient(s) named in such claim or lawsuit may, at its (or their) option, file a cross–complaint against one or more EDS Provider(s) or one or more Coors Recipient(s), as the case may be, in such lawsuit with respect to the controversy or claim, in which case the controversy or claim shall be resolved by such court in lieu of arbitration.

(iii) If a controversy or claim is related in any way to a breach or threatened breach of provisions of this Agreement concerning Confidential Information or intellectual property, such controversy or claim shall, at the request of the affected Coors Recipient (which is a party to such controversy or claim) or the affected EDS Provider (which is a party to such controversy or claim), be resolved by a court of competent jurisdiction described in Section 18.6.

(iv) If a controversy or claim is related in any way to a breach or threatened breach of any provision of this Agreement expressly providing for equitable remedies, the Party entitled to seek such remedies (as described in such provision) may, at its option, do so in a court of competent jurisdiction described in Section 18.6.

18.4 Continued Performance

Subject to Section 13.5 ([*****]), the Coors Recipients and EDS Providers shall continue performing their respective obligations and responsibilities under this Agreement while any dispute is being resolved in accordance with this Article, unless and until such obligations are terminated or expire in accordance with the provisions of this Agreement.

18.5 Applicable Law

All questions concerning the validity, interpretation and performance of this Agreement (including, for purpose of clarification, any Local Country Agreement) shall be governed by and decided in accordance with the laws of the State of Colorado, as such laws are applied to contracts between Colorado residents that are entered into and performed entirely within the State of Colorado.

18.6 Jurisdiction and Venue

Coors and EDS hereby submit and consent to the exclusive (other than as described in Section 18.8 below) jurisdiction of any state or federal court with jurisdiction over Jefferson County, Colorado, and irrevocably agree that all actions or proceedings relating to this Agreement, other than any action or proceeding required by this Article to be submitted to arbitration, shall be litigated in such courts, and each of Coors and EDS waives any objection which it may have based on improper venue or *forum non conveniens* to the conduct of any such action or proceeding in such court. Notwithstanding the foregoing, Coors and EDS also consent to the jurisdiction of any court described in Section 18.3(b)(ii), with respect to claims and controversies described in such Section, and irrevocably agree that all such claims and controversies may be litigated in any such court, and waive any objection which they may have based on improper venue or *forum non conveniens* to the conduct of any such action or proceeding in any such court. Nothing in this Section shall affect the obligation of Coors and EDS with respect to the arbitration of disputes pursuant to Section 18.3.

18.7 Fees and Costs

[*****]

18.8 Remedies

The Coors Recipients and EDS Providers agree that in the event of any breach or threatened breach of any provision of this Agreement (i) concerning Confidential Information, (ii) concerning intellectual property rights or (iii) for which equitable remedies are expressly provided in this Agreement, money damages may be an inadequate remedy. Accordingly,

provisions concerning Confidential Information or intellectual property rights may be enforced by the preliminary or permanent, mandatory or prohibitory injunction or other order of a court of competent jurisdiction described in Section 18.6, and any Coors Recipient (including, but not limited to Coors) or EDS Provider (including, but not limited to EDS) may seek from a court of competent jurisdiction equitable remedies for breaches of any provisions expressly providing for such remedies. In the case of Coors or EDS, such court of competent jurisdiction shall be the courts described in Section 18.6 above. In the case of an EDS Provider other than EDS or a Coors Recipient other than Coors, such court of competent jurisdiction may be any court of competent jurisdiction in the country to which the Local Country Agreement to which such EDS Provider or Coors Recipient applies, notwithstanding the provisions of Section 18.6 above. Notwithstanding the foregoing, any equitable relief sought or obtained by an EDS Provider (other than EDS) or a Coors Recipient (other than Coors) by courts other than those described in Section 18.6 above shall only be intended to maintain the status quo while any underlying substantive issues are resolved by EDS and Coors in accordance with the provisions of this Article 18.

Article 19
MISCELLANEOUS

19.1 Interpretation

(a) All Schedules are hereby incorporated into this Agreement by reference. In the event of any conflict or inconsistency among this Amended and Restated Global Master Services Agreement (excluding any Schedules hereto), the Local Country Agreements (excluding any Schedules thereto) and the Schedules, such conflict or inconsistency shall be resolved by giving precedence first to this Amended and Restated Global Master Services Agreement (excluding the Schedules hereto) second to the Local Country Agreements (excluding any Schedules thereto), and third to the Schedules. For purposes of clarity, to the extent that any Local Country Agreement (but not any Schedule) expressly states that a provision therein applies "notwithstanding anything to the contrary in the Amended and Restated Global Master Services Agreement," or words of similar effect, such provision of the Local Country Agreement shall not be deemed to conflict with or otherwise be inconsistent with this Amended and Restated Global Master Services Agreement.

(b) In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include all genders. The word "person" includes, subject to the context in which it appears, an individual, partnership, association, corporation, trustee, executor, administrator or legal representative.

(c) In this Agreement, unless otherwise specifically provided:

(i) In the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding."

(ii) References to a specified Article, Section, clause, subsection, Schedule or other subdivision shall be construed as references to that specified Article, Section,

clause, subsection, Schedule or other subdivision of this Amended and Restated Global Master Services Agreement unless the context otherwise requires.

(iii) The word "dollar" and the symbol "$" refer to the United States dollar, and the words "Pounds Sterling" and the symbol "£" refer to English pounds sterling.

(iv) As provided in Section 14.4(b) (Mutual Covenants), any reference to an approval or consent required of a party shall be deemed to include the phrase "which approval or consent shall not be unreasonably withheld" unless this Agreement grants such party the right to withhold such approval or consent in its sole discretion.

(d) The Coors Recipients and EDS Providers are sophisticated and have been represented by counsel during the negotiation of this Agreement. As a result, the Coors Recipients and EDS Providers believe the presumption of any laws or rules relating to the interpretation of contracts against the drafter thereof should not apply, and hereby waive any such presumption.

19.2 Binding Nature and Assignment

Neither Party may assign (whether by merger, operation of law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that Coors may in its sole discretion assign its rights and obligations under this Agreement to an Affiliate or to an entity which acquires all or substantially all of its assets or to any successor in a merger or acquisition; and provided further, that EDS may grant to its third party equipment lessors with respect to the Transferred Equipment EDS' right to receive and collect the Monthly Current Asset Payments in accordance with this Agreement. No assignment by a Party shall relieve such Party of its rights and obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding on the Parties and their respective successors and assigns.

19.3 Expenses

In this Agreement, unless otherwise specifically provided, all costs and expenses (including the fees and disbursements of legal counsel) incurred in connection with this Agreement and the completion of the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

19.4 Amendment and Waiver

No supplement, modification, amendment or waiver of this Agreement or any portion thereof shall be binding unless executed in writing by Coors and EDS. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

19.5 Further Assurances

Each Coors Recipient and EDS Provider shall provide such further documents or instruments required by the other as may be reasonably necessary or desirable to give effect to this Agreement and to carry out its provisions.

19.6 Publicity

(a) All media releases, public announcements and other disclosures by any Coors Recipient relating to this Agreement or the subject matter hereof, including promotional or marketing material, but excluding announcements intended solely for internal distribution or to meet legal or regulatory requirements, shall be coordinated with and approved by EDS prior to release.

(b) All media releases, public announcements and other disclosures by any EDS Provider relating to this Agreement or the subject matter hereof, including promotional or marketing material, but excluding announcements intended solely for internal distribution or to meet legal or regulatory requirements, shall be coordinated with and approved by Coors prior to release.

19.7 Severability

Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions or affecting the validity or enforceability of such provision in any other jurisdiction.

19.8 Entire Agreement

This Agreement, including the Schedules, constitutes the entire agreement between the Coors Recipients and EDS Providers pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Coors Recipients and EDS Providers pertaining to the subject matter hereof, including, without limitation, the SAP Hardware Purchase Letter Agreement dated July 16, 2001 between EDS and Coors; provided, that the Consultant Agreement Number [*****] dated [*****] among Coors, EDS and Electronic Data Systems Corporation, and all Authorization Letters (as defined below), shall continue in force with respect to the matters described therein. There are no warranties, representations or other agreements between the Coors Recipients and EDS Providers in connection with the subject matter hereof except as specifically set forth in this Agreement. For purposes of this Section 19.8, the term "Authorization Letters" means all letter agreements designated as "Authorization Letters" entered into between EDS and Coors under the Original Agreement that remain unexpired as of the Amendment Effective Date. For purposes of clarification, all Authorization Letters (as defined above) shall remain in full force and effect under this Agreement in accordance with their original terms. References in such Authorization Letters to various Sections and Schedules to the Original Agreement shall be deemed to be references to the corresponding Sections and Schedules hereof.

19.9 Notices

Any notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be deemed delivered to a Party (i) when delivered by hand or courier, (ii) when sent by confirmed facsimile with a copy sent by another means specified in this Section, or (iii) six (6) days after the date of mailing if mailed by United States certified mail, return receipt requested, postage prepaid, in each case to the address of such Party set forth below (or at such other address as the party may from time to time to specify by notice delivered in the foregoing manner):

If to EDS or any other EDS Provider, to:

EDS Information Services, L.L.C.
833 W.S. Boulder Road
Louisville, CO 80027
Attn: Mike O'Hair
Tel: (303) 666-3948
Fax: (303) 666-3965

with a copy to:

EDS Information Services, L.L.C.
5400 Legacy Drive
Mailstop H3-3A-05
Plano, TX 75024
Attn: General Counsel
Tel: (972) 605-5500
Fax: (972) 605-3491

If to Coors or to any other Coors Recipient, to:

Coors Brewing Company
Mail Number CE130
P.O. Box 4030
Golden, CO 80401
Attn: Tammy Berberick
Tel: (303) 277-2545
Fax: 303-277-7086

with a copy to:

Coors Brewing Company
Mail No. NH312
P.O. Box 4030
Golden, CO 80401
Attn: U.S. General Counsel
Tel: (303) 277–2164
Fax: 303–277–6212

19.10 Survival

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement, including, without limitation, Section 6.6 (No Employment Offers), Section 7.4 (Other Intellectual Property), Section 7.5 (Residual Rights), Article 8 (Confidentiality), Article 10 (Audits), Section 12.1 (Charges) with respect to Services rendered during the Term, Section 12.3 (Taxes), Section 12.6 (Recordkeeping), Article 15 (Indemnification), Article 16 (Limitations on Liability), Sections 17.7 through 17.13, inclusive (Termination), and Article 18 (Dispute Resolution) shall survive the expiration or earlier termination of the Term (or any Local Country Agreement Term) and continue in full force and effect. Without limiting the foregoing, it is the Parties' specific intent that [*****].

19.11 Independent Contractor

The EDS Providers shall perform their obligations under this Agreement as independent contractors of the Coors Recipients. Nothing herein shall be deemed to constitute the EDS Providers and Coors Recipients as partners, joint venturers, or principal and agent. No EDS Provider has authority to bind any Coors Recipient legally or equitably by contract, admission, acknowledgment or undertaking, or to represent any Coors Recipient as to any matters, except as expressly authorized in this Agreement.

19.12 No Third Party Beneficiaries

Except as set forth in Article 15 (Indemnification), nothing in this Agreement, express or implied, is intended to confer rights, benefits, remedies, obligations or liabilities on any person (including, without limitation, any employees of the Parties) other than the Coors Recipients and EDS Providers or their respective successors or permitted assigns. For the avoidance of doubt, the Parties agree that other than the Coors Recipients and EDS Providers and their respective Affiliates, successors or permitted assigns no express term of this Agreement, including the terms of the Local Country Agreement between CBL and EDS–UK or its Affiliate, is enforceable pursuant to the Contracts (Rights of Third Parties) Act of 1999 by any person who is not a party to it, and for any person who is a party to it, only to the extent permissible hereunder or thereunder.

19.13 Export Control

This Agreement is expressly made subject to any United States government laws, regulations, orders or other restrictions regarding export from the United States of computer hardware, software, technical data or derivatives of such hardware, software or technical data. Notwithstanding anything to the contrary in this Agreement, no Coors Recipient or EDS Provider will directly or indirectly export (or reexport) any computer hardware, software, technical data or derivatives of such hardware, software or technical data, or permit the shipment of same: (a) into (or to a national or resident of) Cuba, North Korea, Iran, Libya, Syria or any other country to which the United States has embargoed goods; (b) to anyone on the U.S. Treasury Department's List of Specially Designated Nationals, List of Specially Designated Terrorists or List of Specially Designated Narcotics Traffickers, or the U.S. Commerce Department's Denied Parties List; or (c) to any country or destination for which the United States government or a United States governmental agency requires an export license or other approval for export without first having obtained such license or other approval. Each Coors Recipient and EDS Provider will reasonably cooperate with the other parties and will provide to such other parties promptly upon request any end–user certificates, affidavits regarding reexport or other certificates or documents as are reasonably requested to obtain approvals, consents, licenses and/or permits required for any payment or any export or import of products or services under this Agreement.

19.14 Counterparts

This Amended and Restated Global Master Services Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Amended and Restated Global Master Services Agreement as of the day and year first above written.

COORS BREWING COMPANY		EDS INFORMATION SERVICES, L.L.C.	
By:	/s/ Timothy V. Wolf	By:	/s/ Mike O'Hair
Name:	Timothy V. Wolf	Name:	Mike O'Hair
Title:	CFO, (Global) Coors Brewing Company	Title:	CE

COORS BREWING COMPANY

By: /s/ Virginia Guthrie

Name: Virginia Guthrie

Title: Group VP/CIO

***** Redacted pursuant to Confidential Treatment request.



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-21

EX-21
10-K Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829



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EXHIBIT 21

ADOLPH COORS COMPANY AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

The following table lists our significant subsidiaries and the respective jurisdictions of their organization or incorporation as of December 28, 2003. All subsidiaries are included in our consolidated financial statements.

Name	State/country of organization or incorporation
Coors Brewing Company	Colorado
Coors Distributing Company	Colorado
Coors Worldwide, Inc.	Colorado
Coors Brewers Limited	England
Coors International Market Development, LLLP	Colorado
Coors Japan Company, Inc.	Japan and Delaware
Coors Global Properties, Inc.	Colorado
Coors Canada, Inc.	Canada



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-23

EX-23
10-K Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829



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EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S–8 (Nos. 33–35035, 33–40730, 33–59979, 333–45869, 333–103573, 333–59516, 333–38378, 333–110855 and 333–110854) of Adolph Coors Company of our report dated March 11, 2004, relating to the consolidated financial statements which appear in this Annual Report on Form 10–K.

We also consent to the incorporation by reference of our report dated March 11, 2004, relating to the financial statement schedule, which appears in this Form 10–K.

PricewaterhouseCoopers LLP

Denver, Colorado
March 11, 2004



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.1

EX-31.1
10-K Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829



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EXHIBIT 31.1

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, W. Leo Kiely III, certify that:

1. I have reviewed this annual report on Form 10–K of Adolph Coors Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ W. LEO KIELY III
W. Leo Kiely III
Chief Executive Officer
March 12, 2004



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.2

EX-31.2
10-K Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829



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EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Timothy V. Wolf, certify that:

1. I have reviewed this annual report on Form 10–K of Adolph Coors Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Timothy V. Wolf
Timothy V. Wolf
Chief Financial Officer
March 12, 2004



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-32

EX-32
10-K Filed on 03/12/2004 - Period: 12/28/2003
File Number 001-14829



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EXHIBIT 32

WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES–OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350) AND FOR THE PURPOSE OF COMPLYING WITH RULE 13a–14(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

The undersigned, the Chief Executive Officer and the Chief Financial Officer of Adolph Coors Company (the "Company") respectively, each hereby certifies that to his knowledge on the date hereof:

(a) the Annual Report on Form 10–K of the Company for the year ended December 28, 2003 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Leo Kiely
W. Leo Kiely III
Chief Executive Officer
March 12, 2004

/s/ Timothy V. Wolf
Timothy V. Wolf
Chief Financial Officer
March 12, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

10-Q

10-Q
Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



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Use these links to rapidly review the document
ADOLPH COORS COMPANY AND SUBSIDIARIES INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Quarterly period ended June 27, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File Number: 1-14829

ADOLPH COORS COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**84-0178360** (I.R.S. Employer Identification No.)
311 Tenth Street, Golden, Colorado (Address of principal executive offices)	**80401** (Zip Code)

303-279-6565
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES ☒ NO ☐

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of July 30, 2004:

Class A Common Stock—1,260,000 shares
Class B Common Stock—36,121,728 shares

ADOLPH COORS COMPANY AND SUBSIDIARIES

INDEX

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
	Condensed Consolidated Statements of Income for the thirteen and twenty–six weeks ended June 27, 2004 and June 29, 2003
	Condensed Consolidated Balance Sheets at June 27, 2004 and December 28, 2003
	Condensed Consolidated Statements of Cash Flows for the twenty–six weeks ended June 27, 2004 and June 29, 2003
	Notes to Unaudited Condensed Consolidated Financial Statements
Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Item 4.	Controls and Procedures

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings
Item 6.	Exhibits and Reports on Form 8–K
	(a) Exhibits
	(b) Reports on Form 8–K

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Thirteen Weeks Ended	
	June 27, 2004	June 29, 2003
Sales (Note 3)	$ 1,550,325	$ 1,469,371
Excise taxes	(399,631)	(368,995)
Net sales	1,150,694	1,100,376
Cost of goods sold (Note 3)	(703,024)	(683,087)
Gross profit	447,670	417,289
Marketing, general and administrative expenses	(322,062)	(299,812)
Operating income	125,608	117,477
Interest income	4,505	5,203
Interest expense	(17,530)	(22,694)
Other income, net (Note 3)	1,353	2,908
Income before income taxes	113,936	102,894
Income tax expense	(36,495)	(26,552)
Income before minority interests	77,441	76,342
Minority interests in net income of consolidated joint ventures	(5,405)	—
Net income	$ 72,036	$ 76,342
Net income per common share—basic	$ 1.94	$ 2.10
Net income per common share—diluted	$ 1.90	$ 2.09
Weighted average shares—basic	37,160	36,319
Weighted average shares—diluted	37,862	36,524

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003
Sales (Note 3)	$ 2,785,013	$ 2,570,226
Excise taxes	(710,808)	(641,709)
Net sales	2,074,205	1,928,517
Cost of goods sold (Note 3)	(1,314,768)	(1,242,561)
Gross profit	759,437	685,956
Marketing, general and administrative expenses	(605,839)	(554,122)
Operating income	153,598	131,834
Interest income	9,190	9,862
Interest expense	(37,753)	(43,834)
Other (expense) income, net (Note 3)	(20)	6,292
Income before income taxes	125,015	104,154
Income tax expense	(40,228)	(27,006)
Income before minority interests	84,787	77,148
Minority interests in net income of consolidated joint ventures	(7,911)	—
Net income	$ 76,876	$ 77,148
Net income per common share—basic	$ 2.08	$ 2.12
Net income per common share—diluted	$ 2.05	$ 2.11
Weighted average shares—basic	36,911	36,318
Weighted average shares—diluted	37,568	36,541

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of	
	June 27, 2004	December 28, 2003
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 36,243	$ 19,440
Accounts receivable, net	650,434	618,053
Other receivables, net	103,188	133,019
Inventories, net:		
Finished	114,722	91,214
In process	31,168	29,480
Raw materials	68,348	81,068
Packaging materials	10,464	7,723
Total inventories, net	224,702	209,485
Current deferred tax asset	11,819	12,819
Other current assets	102,159	86,032
Total current assets	1,128,545	1,078,848
Properties, net	1,411,009	1,450,785
Goodwill	820,984	796,420
Other intangibles, net	576,547	552,112
Investments in joint ventures (Note 3)	144,991	193,582
Non–current deferred tax asset	212,013	204,804
Other non–current assets	237,868	209,675
Total assets	$ 4,531,957	$ 4,486,226

(Continued)

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	As of	
	June 27, 2004	December 28, 2003
	(Unaudited)	
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 304,831	$ 396,204
Accrued salaries and vacations	48,152	57,593
Taxes, other than income	220,881	212,481
Accrued expenses and other liabilities	391,550	376,279
Short–term borrowings	—	21,309
Current portion of long–term debt	210,515	69,856
Total current liabilities	1,175,929	1,133,722
Long–term debt	931,622	1,159,838
Deferred tax liability	201,332	195,523
Deferred pension and post–retirement benefits	530,522	530,126
Other long–term liabilities	237,379	199,641
Total liabilities	3,076,784	3,218,850
Minority interests	29,759	—
Shareholders' equity:		
Capital stock:		
Preferred stock, non–voting, no par value (25,000,000 shares authorized, none issued)	—	—
Class A common stock, voting, $0.01 par value (1,260,000 shares authorized, issued and outstanding)	13	13
Class B common stock, non–voting, $0.01 par value, (200,000,000 shares authorized, 36,005,905 and 35,153,707 issued and outstanding, respectively)	360	352
Total capital stock	373	365
Paid–in capital	80,498	32,049
Unvested restricted stock	(462)	(681)
Retained earnings	1,293,500	1,231,802
Accumulated other comprehensive income	51,505	3,841
Total shareholders' equity	1,425,414	1,267,376
Total liabilities and shareholders' equity	$ 4,531,957	$ 4,486,226

(Concluded)

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(UNAUDITED)

	Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003
Cash flows from operating activities:		
Net income	$ 76,876	$ 77,148
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	7,911	—
Equity in net earnings from joint ventures	(27,604)	(29,502)
Distributions from joint ventures	27,962	36,260
&sp; Depreciation, depletion and amortization	133,304	116,326
Amortization of debt issuance costs and discounts	1,219	4,276
Losses (gains) on sale of properties and intangibles	300	(2,951)
Deferred income taxes	9,260	40,970
Change in current assets and liabilities and other, net of effects of consolidation of joint ventures	(74,677)	(81,023)
Net cash provided by operating activities	154,551	161,504
Cash flows from investing activities:		
Capital expenditures	(75,235)	(107,838)
Proceeds from sales of assets	46,318	12,528
Investment in Molson USA, LLC	(998)	(2,745)
Cash recognized on initial consolidation of joint ventures (Note 2)	20,840	—
Other	(86)	(630)
Net cash used in investing activities	(9,161)	(98,685)
Cash flows from financing activities:		
Issuances of stock under stock plans	44,047	113
Dividends paid	(15,178)	(14,901)
Net payments on short-term borrowings	(21,314)	(65,387)
Net (payments on) proceeds from commercial paper	(43,458)	299,556
Payments on debt and capital lease obligations	(88,223)	(312,482)
Dividends paid to minority interest holders	(5,748)	—
Change in overdraft balances and other	(464)	(16,280)
Net cash used in financing activities	(130,338)	(109,381)
Cash and cash equivalents:		
Net increase (decrease) in cash and cash equivalents	15,052	(46,562)
Effect of exchange rate changes on cash and cash equivalents	1,751	160
Balance at beginning of year	19,440	59,167
Balance at end of quarter	$ 36,243	$ 12,765

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWENTY–SIX WEEKS ENDED JUNE 27, 2004

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise noted in this report, any description of us includes Adolph Coors Company (ACC), principally a holding company; its principal operating subsidiaries, Coors Brewing Company (CBC) and Coors Brewers Limited (CBL); and our other corporate entities.

Unaudited condensed consolidated financial statements

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The accompanying condensed consolidated financial statements include our accounts, the accounts of our majority–owned domestic and foreign subsidiaries, and, effective December 29, 2003, certain variable interest entities of which we are the primary beneficiary (See Note 2). All significant intercompany transactions and balances have been eliminated in consolidation. These condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements contained in our Annual Report on Form 10–K for the year ended December 28, 2003. The results of operations for the twenty–six weeks ended June 27, 2004, are not necessarily indicative of the results that may be achieved for the full fiscal year and cannot be used to indicate financial performance for the entire year.

The year–end condensed balance sheet data was derived from audited financial statements.

Use of estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements are affected.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to 2004 presentation.

Stock–based compensation

We use the intrinsic value method when accounting for options issued to employees in accordance with Accounting Principles Board No. 25, "*Accounting for Stock Issued to Employees*" (APB No. 25), and related interpretations. Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. Compensation expense recorded in the financial statements relates to grants of restricted stock, and beginning in the second quarter of 2004, contingently issuable shares of stock granted to key executives, whose issuance is considered probable on December 31, 2004. The following table illustrates the effect on net income and earnings per share if we had applied the fair value provisions of

Statement of Financial Accounting Standards No. 123, "*Accounting for Stock–based Compensation*" (SFAS No. 123) to stock–based compensation using the Black–Scholes valuation model:

	Thirteen Weeks Ended		Twenty–six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands, except per share data)			
Net income, as reported	$ 72,036	$ 76,342	$ 76,876	$ 77,148
Total stock–based compensation expense, net of related tax benefits, included in the determination of net income, as reported	1,046	91	1,133	178
Total stock–based compensation expense determined under fair value based method for all awards, net of related tax effects	(3,978)	(4,061)	(8,616)	(7,400)
Proforma net income	$ 69,104	$ 72,372	$ 69,393	$ 69,926
Earnings per share:				
Basic—as reported	$ 1.94	$ 2.10	$ 2.08	$ 2.12
Basic—proforma	$ 1.86	$ 1.99	$ 1.88	$ 1.93
Diluted—as reported	$ 1.90	$ 2.09	$ 2.05	$ 2.11
Diluted—proforma	$ 1.83	$ 1.98	$ 1.85	$ 1.91

We adjusted the expected term for stock options issued in 2004 to 7.0 years for options granted to Section 16B officers and to 3.5 years for other option grantees, from 5.4 years in 2003. We amortize proforma expense over the option–vesting period of three years.

2. VARIABLE INTEREST ENTITIES

The FASB finalized ***FASB Interpretation No. 46R, Consolidation of Variable Interest Entities—An Interpretation of ARB51 (FIN 46R)*** in December 2003, making the new guidance applicable to us in the first quarter of 2004. FIN 46R expands the scope of ARB51 and can require consolidation of legal structures, called "variable interest entities (VIEs)." Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. We have investments in VIEs, of which we are the primary beneficiary. Accordingly, we have consolidated three joint ventures in our 2004 results, effective December 29, 2003, and financial position as of June 27, 2004. These include Rocky Mountain Metal Container (RMMC), Rocky Mountain Bottle Company (RMBC) and Grolsch UK Limited (Grolsch). The impacts to our balance sheet included the addition of net fixed assets of RMMC and RMBC totaling approximately $69 million, and RMMC debt of approximately $45 million. The most significant impact to our cash flow statement for the twenty–six weeks ended June 27, 2004, was to increase depreciation expense by approximately $5.8 million. The impact to our income statement was to reduce Americas segment cost of goods sold, reclassify Europe segment costs out of cost of goods sold into marketing, general and administrative expense and to increase corporate interest expense in the quarter. Our partners' share of the operating results of the ventures is eliminated in the minority interest in net income of consolidated joint ventures line of the accompanying statement of income. Results of operations and financial position from prior periods are not being restated as a result of the adoption of FIN 46R.

Rocky Mountain Bottle Company

RMBC is a joint venture with Owens–Brockway Glass Container, Inc. (Owens) in which we hold a 50% interest. RMBC produces glass bottles at our glass manufacturing facility for use at our Golden brewery. Under this agreement, RMBC supplies our bottle requirements, and Owens has a contract to supply the majority of our bottle requirements not met by RMBC. In 2003, our share of pre–tax joint venture profits for this venture, totaling $3.6 million and $6.3 million in the thirteen and twenty–six weeks ended June 29, 2003, respectively, was included in cost of goods sold in our Condensed

Consolidated Statements of Income. RMBC is a non-taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to our share of the joint venture income.

Rocky Mountain Metal Container

RMMC, a Colorado limited liability company, is a joint venture with Ball Corporation (Ball) in which we hold a 50% interest. We have a can and end supply agreement with RMMC. Under this agreement, RMMC supplies us with substantially all of the can and end requirements for our Golden brewery. RMMC manufactures these cans and ends at our manufacturing facilities, which RMMC is operating under a use and license agreement. In 2003, our share of pre-tax joint venture profits, totaling $0.40 million and $0.04 million in the thirteen and twenty-six weeks ended June 29, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. RMMC is a non-taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to our share of the joint venture income. Upon consolidation of RMMC, debt of approximately $45 million was added to our balance sheet. As of June 27, 2004, this debt was non-recourse to Coors.

Grolsch

Grolsch is a joint venture between CBL and Royal Grolsch NV in which we hold a 49% interest. The Grolsch joint venture markets Grolsch® branded beer in the United Kingdom and the Republic of Ireland. The majority of the Grolsch branded beer is produced by CBL under a contract brewing arrangement with the joint venture. CBL and Grolsch NV sell beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid, plus a marketing and overhead charge and a profit margin. In 2003, our share of after-tax profits for this venture, totaling $1.0 million and $ 1.6 million in the thirteen and twenty-six weeks ended June 29, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. Grolsch is a taxable entity in the United Kingdom. Accordingly, income tax expense on the accompanying statements of income includes taxes related to the entire income of the venture. Upon consolidation, net fixed assets of approximately $4 million and net intangibles of approximately $21 million were added to our balance sheet.

The following summarizes the relative size of our consolidated joint ventures (including minority interests):

	Thirteen Weeks Ended June 27, 2004			Twenty-six Weeks Ended June 27, 2004		
	Total Assets	Sales(1)	Pre-tax Income	Total Assets	Sales(1)	Pre-tax Income
	(In thousands)					
Grolsch	$ 33,236	$ 28,799	$ 3,783	$ 33,236	$ 41,108	$ 5,679
RMBC	$ 43,305	$ 23,112	$ 5,806	$ 43,305	$ 44,590	$ 10,738
RMMC	$ 83,326	$ 59,365	$ 2,499	$ 83,326	$ 102,485	$ 1,979

(1) Substantially all such sales are made to the Company.

3. EQUITY INVESTMENTS

The following summarizes information regarding our other equity investments that we have determined are not required to be consolidated under FIN 46R:

Non–Majority–Owned Equity Investments:

	Thirteen Weeks Ended June 27, 2004		Twenty–six Weeks Ended June 27, 2004	
	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)
	(In thousands)			
Molson USA, LLC	$ 14,938	$ (633)	$ 14,938	$ (884)
Tradeteam	$ 116,353	$ 1,741	$ 116,353	$ 1,031

Molson USA, LLC

In January 2001, we entered into a joint venture partnership agreement with Molson Inc. (Molson), and paid $65.0 million for a 49.9% interest in the joint venture. The joint venture, Molson USA, LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. We account for this joint venture by using the equity method of accounting. We recognize our share of the joint venture results in the other income (expense), net, line in our Condensed Consolidated Statements of Income, given the immateriality of its results. We believe our maximum exposure to loss over the required ownership period to be $41 million. We have determined that, while Molson USA is a variable interest entity as defined by FIN 46R, we are not the primary beneficiary of the entity.

Tradeteam

Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between CBL breweries and customers. Tradeteam also delivers products for other UK brewers. Our share of pre–tax joint venture results has been included in the other income (expense), net, line of our Condensed Consolidated Statements of Income given the immateriality of its results. We do not believe there is a significant exposure to loss in our current relationship over our expected ownership period. We have determined that Tradeteam is not a variable interest entity as defined in FIN 46R.

Majority–Owned, Non–Consolidated Equity Investment:

	Thirteen Weeks Ended June 27, 2004		Twenty–six Weeks Ended June 27, 2004	
	Total Assets	Company share of partnership pre–tax income	Total Assets	Company share of partnership pre–tax income
	(In thousands)			
Coors Canada	$ 21,430	$ 14,995	$ 21,430	$ 27,458

Coors Canada, Inc. (CCI), a wholly–owned subsidiary, formed a partnership, Coors Canada, with Molson to market and sell our products in Canada beginning in 1998. CCI and Molson have a 50.1% and 49.9% interest, respectively, in Coors Canada. Under the partnership agreement, Coors Canada is responsible for marketing our products in Canada, while the partnership contracts with Molson for brewing, distribution and sales of these brands. In December 2000, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. Coors Canada receives an amount

from Molson generally equal to net sales revenue generated from our brands less production, distribution, sales and overhead costs related to these sales. Our share of pre-tax income from this partnership is included in net sales in our Condensed Consolidated Statements of Income. We do not believe that there is a significant exposure to loss in our current relationship over the expected ownership period. Although we believe Coors Canada is a variable interest entity, we have determined that we are not the primary beneficiary of the entity.

4. OTHER COMPREHENSIVE INCOME

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands)			
Net income	$ 72,036	$ 76,342	$ 76,876	$ 77,148
Other comprehensive income:				
Foreign currency translation adjustments, net of tax	6,974	22,665	49,387	53,397
Currency effect on minimum pension liability	(805)	—	(4,251)	—
Unrealized (loss) gain on derivative instruments, net of tax	(14,635)	9,137	5,159	519
Reclassification adjustment –derivative instruments, net of tax	(980)	455	(2,631)	1,949
Comprehensive income	$ 62,590	$ 108,599	$ 124,540	$ 133,013

5. EARNINGS PER SHARE (EPS)

Basic and diluted net income per common share were determined using the calculations outlined below:

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands, except per share amounts)			
Net income available to common shareholders	$ 72,036	$ 76,342	$ 76,876	$ 77,148
Weighted average shares for basic EPS	37,160	36,319	36,911	36,318
Effect of dilutive securities:				
Stock options granted to employees	671	184	626	202
Restricted shares subject to repurchase excluded from basic EPS	31	21	31	21
Weighted average shares for diluted EPS	37,862	36,524	37,568	36,541
Basic EPS	$ 1.94	$ 2.10	$ 2.08	$ 2.12
Diluted EPS	$ 1.90	$ 2.09	$ 2.05	$ 2.11

The dilutive effects of stock options and restrictive shares were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. Anti-dilutive stock options totaling 1.3 million and 3.8 million in the thirteen weeks and 2.6 million and 1.8 million in the twenty-six weeks ended June 27, 2004 and June 29, 2003, respectively, were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares.

6. BUSINESS SEGMENTS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN 46R. This segment also includes the Coors Light® business in Canada that is conducted through a joint venture with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture, Molson USA. The Americas also include the small amount of volume that is sold outside of the United States and its territories and Europe.

The Europe segment consists of our production and sale of the CBL brands, principally in the United Kingdom but also in other parts of the world; our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland; (consolidated under FIN 46R in 2004) and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer® in the United Kingdom and Coors Light in the Republic of Ireland.

No single customer accounted for more than 10% of our sales. Inter–segment revenues are insignificant.

Summarized financial information concerning our reportable segments is shown in the following table:

	Thirteen Weeks Ended		Twenty–six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands)			
Income Statement Information				
Americas				
Net sales	$ 679,385	$ 692,033	$ 1,219,178	$ 1,218,789
Income before income taxes, after minority interests	86,474	90,210	115,596	116,899
Europe				
Net sales	471,309	408,343	855,027	709,728
Income before income taxes, after minority interests	49,729	41,887	55,338	42,613
Total Operating Segments				
Net sales from operating segments	1,150,694	1,100,376	2,074,205	1,928,517
Income before income taxes, after minority interests	136,203	132,097	170,934	159,512
Corporate unallocated expenses, after minority interests	(27,672)	(29,203)	(53,830)	(55,358)
Total consolidated income before income taxes, after minority interests	$ 108,531	$ 102,894	$ 117,104	$ 104,154

Following is a reconciliation of amounts shown as income before income taxes, after minority interests, to income before income taxes and net income shown on the condensed consolidated

statements of income. Minority interests exist in 2004 due to the consolidation of certain variable interest entities as a result of the adoption of FIN 46R (Note 2).

	Thirteen Weeks Ended June 27, 2004				Thirteen Weeks Ended June 29, 2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
	(In thousands)							
Income before income taxes, after minority interests	$ 86,474	$ 49,729	$ (27,672)	$ 108,531	$ 90,210	$ 41,887	$ (29,203)	$ 102,894
Minority interests	4,276	1,477	(348)	5,405	—	—	—	—
Income before income taxes	90,750	51,206	(28,020)	113,936	90,210	41,887	(29,203)	102,894
Income tax expense				(36,495)				(26,552)
Income before minority interests				77,441				76,342
Minority interests				(5,405)				—
Net income				$ 72,036				$ 76,342

	Twenty-six Weeks Ended June 27, 2004				Twenty-six Weeks Ended June 29, 2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
	(In thousands)							
Income before income taxes, after minority interests	$ 115,596	$ 55,338	$ (53,830)	$ 117,104	$ 116,899	$ 42,613	$ (55,358)	$ 104,154
Minority interests	6,677	2,022	(788)	7,911	—	—	—	—
Income before income taxes	122,273	57,360	(54,618)	125,015	116,899	$ 42,613	$ (55,358)	$ 104,154
Income tax expense				(40,228)				(27,006)
Income before minority interests				84,787				77,148
Minority interests				(7,911)				—
Net income				$ 76,876				$ 77,148

7. CAPE HILL BREWERY SALE

We sold our Cape Hill brewery property in May 2004 for £26 million (approximately $46 million at current exchange rates), with £6 million payable to us in 2004 and £20 million due in 2005. We received an initial payment of £500 thousand at closing and expect the sale to result in a one-time pretax gain of £4 million (approximately $7 million). We recorded an insignificant portion of the ultimate gain in the second quarter of 2004 under the installment method. We anticipate recording the remaining gain on sale in the fourth quarter of 2004 after the remaining 2004 payment has been received.

In 2002, we recorded charges related to the closing of our Cape Hill brewery, which were included in our purchase of CBL. Closure of the Cape Hill brewery commenced in July 2002 with the shut down of the kegging line. All production ceased in December 2002, at which time the assets were reclassified as held-for-sale. No impairment was taken on the assets, as their market value exceeded their carrying value. The payment of severance and other termination benefits started in July 2002 and will be completed in December 2004. We will reduce goodwill for unpaid restructuring liabilities upon completion of sale recognition in 2004.

8. CONTAINER OUTSOURCING ARRANGEMENT

CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. in the second quarter of 2004. TrenStar acquired CBL's keg and cask inventory and will provide ongoing container management services for Coors in the United Kingdom, including installation of radio frequency identification tags on each container and the use of container tracking technology under a 15-year service agreement. We received a cash payment of approximately £28 million ($50 million at current exchange rates) for our UK keg and cask inventory. An insignificant loss was recognized on the sale.

9. GOODWILL AND OTHER INTANGIBLES

The following tables present details of our intangible assets as of June 27, 2004:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)		(In millions)	
Intangible assets subject to amortization:				
Brands	3–20	$ 124.0	$ 36.6	$ 87.4
Distribution rights	2–10	36.6	12.1	24.5
Patents and technology and distribution channels	3–10	33.9	12.9	21.0
Other	5–34	16.7	7.7	9.0
Intangible assets not subject to amortization:				
Brands	Indefinite	366.1	—	366.1
Pension	N/A	40.7	—	40.7
Other	Indefinite	27.8	—	27.8
Total		$ 645.8	$ 69.3	$ 576.5

Based on average foreign exchange rates for the thirteen weeks ended June 27, 2004, the estimated future amortization expense of intangible assets is as follows:

Fiscal Year	Amount
	(In millions)
2004—Remaining	$ 11.8
2005	$ 18.4
2006	$ 17.5
2007	$ 13.2
2008	$ 12.7

Amortization expense of intangible assets was $11.8 million and $13.0 million for the twenty–six weeks ended June 27, 2004 and June 29, 2003, respectively.

As of June 27, 2004, goodwill was allocated between our reportable segments as follows:

Segment	Amount
	(In millions)
Americas	$ 152
Europe	668
Total	$ 820

Goodwill balances fluctuated from December 28, 2003, solely due to changes in currency rates.

Goodwill related to our joint venture investment with Molson in the United States was evaluated during the third quarter of 2003 under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* (APB No. 18), and found not to be impaired. Since our acquisition of the joint venture interest, the venture has seen significant volume gains, but its operating results have not met our original expectations. Our partners and we continue to evaluate and refine the venture's strategy for 2004 and beyond, along with the implications that future assumptions for volume, costs and profit may have on our investment valuation. This goodwill is included in investments in joint ventures in the accompanying Condensed Consolidated Balance Sheet.

10. DEBT

Our total long–term borrowings as of June 27, 2004, and December 28, 2003, were composed of the following:

	As of	
	June 27, 2004	December 28, 2003
	(In thousands)	
Short–term borrowings(1)	$ —	$ 21,309
Senior private placement notes	$ 20,000	$ 20,000
6 3/8% Senior notes due 2012	850,766	854,043
Senior Credit Facility:(2)	—	86,000
Commercial paper(3)	206,313	249,645
Other notes payable(4)	65,058	20,006
Total long–term debt	$ 1,142,137	$ 1,229,694
Total debt	$ 1,142,137	$ 1,251,003
Current portion of long–term debt	$ 210,515	$ 69,856

(1) Our short–term borrowings consist of various uncommitted lines of credit. At June 27, 2004, we had two USD uncommitted lines of credit totaling $50 million. We had $7.0 million outstanding under these lines of credit as of December 28, 2003, and no borrowings outstanding under these lines as of June 27, 2004. Amounts outstanding under the lines of credit bear interest at a rate stated by the lenders. The interest rate at December 28, 2003, was 1.80%. We also had three uncommitted lines of credit totaling £ 30.0 million, or approximately $54.8 million based on foreign exchange rates at June 27, 2004. These lines of credit bear interest at a floating rate determined by the lenders. At June 27, 2004, there was no balance outstanding and at December 28, 2003, the balance outstanding totaled $11.9 million. The interest rate at December 28, 2003 was 4.30%. In addition, we have two uncommitted lines of credit totaling 900 million Japanese yen, or approximately $8.4 million, at June 27, 2004. Interest rates are below 1% and amounts outstanding totaled $2.4 million at December 28, 2003. There was no balance outstanding at June 27, 2004.

(2) At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. In connection with the repayments on our term loan, we accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during the first quarter of 2004.

(3) In June 2003, we issued approximately $300 million in commercial paper. At June 27, 2004, and December 28, 2003, we had $206 million and $250 million outstanding, respectively. All of our commercial paper balance is classified as short–term as of June 27, 2004, as our intent is to repay the entire balance in the next twelve months. As of June 27, 2004, and December 28, 2003, the interest rates on our commercial paper borrowings ranged from 1.10% to 1.58%, with a weighted average of 1.33%; and from 1.24% to 1.27%, with a weighted average of 1.255%, respectively. As of June 27, 2004, $206 million of our total $500 million unsecured committed credit arrangement was being used as a backstop for our commercial paper program. This line of credit has a five–year term expiring 2007.

(4) Our other notes payable consist of a CBL note payable totaling approximately $20 million and denominated in Euros that existed at the time of the CBL acquisition; and a note payable totaling approximately $45 million issued by our RMMC joint venture (See Note 2). The CBL note bears interest at 5.39% and matures in October 2005. The RMMC note bears interest at 7.20% and matures in December 2013.

11. EMPLOYEE RETIREMENT PLANS

We implemented ***FASB Statement No. 132 (SFAS 132) Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)*** in the fourth quarter of 2003 and incorporated its changes into our 2003 Annual Report on Form 10–K. SFAS 132 does not change the accounting and measurement for pensions and other postretirement benefits. It does add new disclosures for the footnotes to the financial statements, including quarterly reporting on Form 10–Q. We are required to include the following disclosures regarding our retirement plan benefit expenses:

	Thirteen Weeks Ended:					
	June 27, 2004			June 29, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Defined Benefit Plans						
Service cost	$ 5,024	$ 8,358	$ 13,382	$ 4,603	$ 7,178	$ 11,781
Interest cost	12,962	24,824	37,786	12,210	20,678	32,888
Expected return on plan assets	(13,104)	(30,052)	(43,156)	(12,121)	(24,691)	(36,812)
Amortization of prior service cost	1,464	—	1,464	1,470	—	1,470
Amortization of transition obligation	60	—	60	60	—	60
Amortization of net loss	3,487	1,185	4,672	2,279	—	2,279
Less expected participant contributions	—	(2,297)	(2,297)	—	(1,998)	(1,998)
Net periodic pension cost	$ 9,893	$ 2,018	$ 11,911	$ 8,501	$ 1,167	$ 9,668
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 499	$ —	$ 499	$ 401	$ —	$ 401
Interest cost on projected benefit obligation	&bsp; 1,564	—	1,564	1,689	—	1,689
Amortization of prior service cost	(5)	—	(5)	(5)	—	(5)
Recognized net actuarial loss	192	—	192	91	—	91
Net periodic post–retirement benefit cost	$ 2,250	$ —	$ 2,250	$ 2,176	$ —	$ 2,176

	Twenty-six Weeks Ended:					
	June 27, 2004			June 29, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Defined Benefit Plans						
Service cost	$ 10,301	$ 16,846	$ 27,147	$ 9,144	$ 14,276	$ 23,420
Interest cost	26,317	50,036	76,353	24,259	41,126	65,385
Expected return on plan assets	(26,617)	(60,574)	(87,191)	(24,068)	(49,107)	(73,175)
Amortization of prior service cost	2,972	—	2,972	2,921	—	2,921
Amortization of transition obligation	119	—	119	123	—	123
Amortization of net loss	7,080	2,388	9,468	4,526	—	4,526
Less expected participant contributions	—	(4,630)	(4,630)	—	(3,974)	(3,974)
Net periodic pension cost	$ 20,172	$ 4,066	$ 24,238	$ 16,905	$ 2,321	$ 19,226
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 998	$ —	$ 998	$ 802	$ —	$ 802
Interest cost on projected benefit obligation	3,128	—	3,128	3,378	—	3,378
Amortization of prior service cost	(10)	—	(10)	(10)	—	(10)
Recognized net actuarial loss	384	—	384	182	—	182
Net periodic post-retirement benefit cost	$ 4,500	$ —	$ 4,500	$ 4,352	$ —	$ 4,352

12. CHANGES IN CAPITAL STOCK AND PAID-IN CAPITAL

The following summarizes the changes in our capital stock and paid-in capital accounts during the first six months of 2004:

	Shares of common stock issued		Common stock issued		
	Class A	Class B	Class A	Class B	Paid-in Capital
			(In thousands)		
Balances at December 28, 2003	1,260	35,154	$ 13	$ 352	$ 32,049
Shares issued under stock plans	—	852	—	8	44,047
Tax benefit from shares issued under stock plans	—	—	—	—	4,402
Balances at June 27, 2004	1,260	36,006	$ 13	$ 360	$ 80,498

13. SUBSEQUENT EVENTS

Molson Coors Merger Agreement

On July 22, 2004, we announced that we had entered into a definitive agreement with Molson Inc. to combine in a merger of equals that will result in the world's fifth-largest brewing company by volume, with estimated combined beer sales of 51 million US barrels annually. The proposed merger is subject to approval by shareholders of both companies, the Supreme Court of Quebec, appropriate regulators and other authorities, as well as customary closing conditions.

Interest Rate Swap

On July 1, 2004, we entered into interest rate swap agreements related to $125 million of our 6 3/8% senior notes due 2012. The interest rate swaps converted $125 million notional amount from fixed rates to floating rates and mature in 2012. We will receive fixed US dollar interest payments semi-annually at a rate of 6 3/8% per annum and pay a rate to our counterparty based on a credit spread of 1.623% plus

the six-month LIBOR rate, thereby exchanging a fixed interest obligation for a floating interest rate obligation. There was no exchange of principal at the inception of the swap. We designated the interest rate swap as a fair value hedge of the changes in the fair value of $125 million of our 6 3/8% senior notes due 2012 attributable to changes in the LIBOR swap rates.

CBL Purchase Price Adjustment

In July 2004, we received £14 million (approximately $26 million at current exchange rates) from Interbrew, related to representations made by Interbrew when CBL was purchased in 2002. We are evaluating the accounting required in the third quarter related to our purchase price accounting at the time of the CBL acquisition.

Pub Dispense Equipment Outsourcing Agreement

CBL reached an agreement with Service Dispense Equipment Ltd. (SDE) to outsource the management and servicing of CBL's on-trade dispense equipment on August 2, 2004. Under the technical services agreement, which includes a ten year notice to terminate, SDE will acquire CBL's on-trade beverage dispense equipment for approximately £53 million in cash (approximately $95 million at current exchange rates) and provide ongoing maintenance and procurement services on such equipment in the United Kingdom. We expect to record a pretax loss of approximately £12 million (approximately $22 million at current exchange rates) from the sale of the assets.

CBL, Scottish Courage and Carlsberg UK will each own an equal voting interest in SDE, which will own and service the dispense equipment of all three brewers. SDE will contract with a separate business, Innserve Ltd., to perform day-to-day technical services, including on-trade cellar services, maintenance and installation of fonts, lines, coolers and other equipment used to dispense on-trade beverages.

The agreement is subject to the approval of the Office of Fair Trading (OFT) in the United Kingdom. If the agreement is approved by the OFT, the company expects the majority of its current technical services staff of 320 employees to join the workforce of Innserve Ltd. and the new technical services business to be fully operational by early 2005.

14. CONTINGENCIES

Environmental

When we determine that it is probable that a liability for environmental matters or other legal actions exists and the amount of the loss is reasonably estimable, an estimate of the future costs are recorded as a liability in the financial statements. Costs are capitalized if they extend the life, increase the capacity or improve the safety or efficiency of company-owned assets, or are incurred to mitigate or prevent future environmental contamination. Other environmental costs are expensed when incurred.

Lowry Superfund Site

We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). We are obligated to pay a portion of future costs in excess of that amount.

In January 2004, Waste Management provided us with updated annual cost estimates through 2032. We reviewed these cost estimates, in conjunction with a third-party expert, in the assessment of our

accrual related to this issue. We used certain assumptions that differ from Waste Management's estimates to assess our expected liability. Our expected liability is based on our and the third–party's best estimates available.

The assumptions used are as follows:

- trust management costs will be accrued as incurred,
- income taxes, which we believe not to be an included cost, are not included in the assumptions,
- a 2% inflation rate for future costs, and
- certain operations and maintenance costs were discounted using a 4.98% risk–free rate of return.

Based on these assumptions, the present value and gross amount of the discounted costs are approximately $1.4 million and $3.3 million, respectively. We did not assume any future recoveries from insurance companies in the estimate of our liability. We believe that the existing accrual is adequate as of June 27, 2004.

Considering that the estimates extend through the year 2032 and the related uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals in the future are possible.

Other Environmental

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage.

While we cannot predict the eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Litigation and Other Disputes

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

We are involved in other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is

subject to inherent uncertainties, and an adverse result in these or other matters, including the above–described advertising practices case, may arise from time to time that may harm our business.

Golden Brewery Accident

In February 2004, we experienced an accident at our Golden brewery operation that resulted in injuries to three employees, extensive property damage, and a shutdown of the brewery operation for a short amount of time. We maintain insurance coverage for these types of events; including coverage for costs we incurred to avoid any business interruption. We recorded a loss of $2.0 million during the first quarter of 2004 for cleanup, repairs, and losses from the impairment of long–lived assets. We continued our cleanup and repair efforts in the second quarter of 2004. Our costs and losses are fully insured, but we anticipate that our full–year 2004 financial results will be negatively impacted by approximately $2.0 million, representing our insurance deductibles. These costs will be offset in the Condensed Consolidated Statements of Income by gains associated with insurance recoveries for costs that are being capitalized to property, plant and equipment. FASB Interpretation No. 30, *Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets,* clarifies that if insurance reimbursements are collected for costs that were capitalized to the balance sheet, those reimbursements are to be treated as gains, as opposed to reducing that book basis of the related assets. We anticipate that we will recognize gains in the current year of $2.0 million to $4.0 million from the insurance proceeds we receive for costs incurred for capital assets purchased as a part of the project to restore the damaged area.

15. SUPPLEMENTAL GUARANTOR INFORMATION

On May 7, 2002, a wholly–owned subsidiary of ours, CBC (Issuer), completed a private placement of $850 million principal amount of 6 $^{3}/_{8}$% Senior notes due 2012. The notes were issued with registration rights and were guaranteed on a senior and unsecured basis by Adolph Coors Company (Parent Guarantor) and certain domestic subsidiaries (Subsidiary Guarantors). The guarantees are full and unconditional and joint and several. A significant amount of the Issuer's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as our financial condition and operating requirements and those of certain domestic subsidiaries, could limit the Issuer's ability to obtain cash for the purpose of meeting its debt service obligation including the payment of principal and interest on the notes.

Simultaneously with the private placement, we entered into a registration rights agreement pursuant to which we registered the exchange of the notes for substantially identical notes. The exchange of all the notes was completed on September 16, 2002.

The following information sets forth our Condensed Consolidating Balance Sheets as of June 27, 2004, and December 28, 2003, and the Condensed Consolidating Statements of Income for the thirteen and twenty–six weeks ended June 27, 2004, and June 29, 2003, and the Condensed Consolidating Statements of Cash Flows for the twenty–six weeks ended June 27, 2004, and June 29, 2003. Investments in our subsidiaries are accounted for on the equity method; accordingly, entries necessary to consolidate the Parent Guarantor, Issuer, and all of its subsidiaries are reflected in the eliminations column. Separate complete financial statements of the Issuer and the Subsidiary Guarantors would not provide additional material information that would be useful in assessing their financial composition.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE THIRTEEN WEEKS ENDED JUNE 27, 2004 (IN THOUSANDS, UNAUDITED)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 696,849	$ 36,959	$ 816,517	$ —	$ 1,550,325
Excise taxes	—	(107,995)	(519)	(291,117)	—	(399,631)
Net sales	—	588,854	36,440	525,400	—	1,150,694
Cost of goods sold	—	(353,088)	(28,142)	(321,794)	—	(703,024)
Equity in subsidiary earnings	65,601	59,543	—	—	(125,144)	—
Gross profit	65,601	295,309	8,298	203,606	(125,144)	447,670
Marketing, general and administrative	(1,531)	(188,696)	(7,219)	(124,616)	—	(322,062)
Operating income	64,070	106,613	1,079	78,990	(125,144)	125,608
Interest income	144	4	94	4,263	—	4,505
Interest income (expense)	11,201	(12,354)	4,369	(20,746)	—	(17,530)
Other income (expense)	(207)	(25,652)	51,784	(24,572)	—	1,353
Income before income taxes	75,208	68,611	57,326	37,935	(125,144)	113,936
Income tax expense	(3,172)	(2,999)	(18,943)	(11,381)	—	(36,495)
Income before minority interest	72,036	65,612	38,383	26,554	(125,144)	77,441
Minority interest	—	—	—	(5,405)	—	(5,405)
Net income	$ 72,036	$ 65,612	$ 38,383	$ 21,149	$ (125,144)	$ 72,036

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE THIRTEEN WEEKS ENDED JUNE 29, 2003 (IN THOUSANDS, UNAUDITED)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 717,238	$ 35,748	$ 716,385	$ —	$ 1,469,371
Excise taxes	—	(113,528)	(223)	(255,244)	—	(368,995)
Net sales	—	603,710	35,525	461,141	—	1,100,376
Cost of goods sold	—	(354,771)	(28,579)	(299,737)	—	(683,087)
Equity in subsidiary earnings	67,917	36,339	—	—	(104,256)	—
Gross profit	67,917	285,278	6,946	161,404	(104,256)	417,289
Marketing, general and administrative expenses	(123)	(191,018)	(7,377)	(101,294)	—	(299,812)
Operating income (loss)	67,794	94,260	(431)	60,110	(104,256)	117,477
Interest income	197	—	61	4,945	—	5,203
Interest income (expense)	11,156	(16,384)	764	(18,230)	—	(22,694)
Other (expense) income	(90)	31	23,520	(20,553)	—	2,908
Income before income taxes	79,057	77,907	23,914	26,272	(104,256)	102,894
Income tax expense	(2,715)	(10,128)	(5,827)	(7,882)	—	(26,552)
Net income	$ 76,342	$ 67,779	$ 18,087	$ 18,390	$ (104,256)	$ 76,342

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE TWENTY-SIX WEEKS ENDED JUNE 27, 2004 (IN THOUSANDS, UNAUDITED)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 1,247,499	$ 67,592	$ 1,469,922	$ —	$ 2,785,013
Excise taxes	—	(194,742)	(875)	(515,191)	—	(710,808)
Net sales	—	1,052,757	66,717	954,731	—	2,074,205
Cost of goods sold	—	(652,370)	(52,123)	(610,275)	—	(1,314,768)
Equity in subsidiary earnings	63,044	80,429			(143,473)	
Gross profit	63,044	480,816	14,594	344,456	(143,473)	759,437
Marketing, general and administrative expenses	(1,664)	(353,955)	(15,117)	(235,103)	—	(605,839)
Operating income (loss)	61,380	126,861	(523)	109,353	(143,473)	153,598
Interest income	238	6	128	8,818	—	9,190
Interest income (expense)	22,212	(26,687)	8,914	(42,192)	—	(37,753)
Other (expense) income	(310)	(45,224)	93,510	(47,996)	—	(20)
Income before income taxes	83,520	54,956	102,029	27,983	(143,473)	125,015
Income tax expense	(6,644)	8,036	(33,225)	(8,395)	—	(40,228)
Income before minority interest	76,876	62,992	68,804	19,588	(143,473)	84,787
Minority interest	—	—	—	(7,911)	—	(7,911)
Net income	$ 76,876	$ 62,992	$ 68,804	$ 11,677	$ (143,473)	$ 76,876

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE TWENTY-SIX WEEKS ENDED JUNE 29, 2003 (IN THOUSANDS, UNAUDITED)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 1,275,747	$ 49,500	$ 1,244,979	$ —	$ 2,570,226
Excise taxes	—	(200,352)	(439)	(440,918)	—	(641,709)
Net sales	—	1,075,395	49,061	804,061	—	1,928,517
Cost of goods sold	—	(671,715)	(39,020)	(531,826)	—	(1,242,561)
Equity in subsidiary earnings	60,640	33,822	—	—	(94,462)	—
Gross profit	60,640	437,502	10,041	272,235	(94,462)	685,956
Marketing, general and administrative expenses	(241)	(345,887)	(14,091)	(193,903)	—	(554,122)
Operating income (loss)	60,399	91,615	(4,050)	78,332	(94,462)	131,834
Interest income	366	—	61	9,435	—	9,862
Interest income (expense)	22,727	(30,283)	426	(36,704)	—	(43,834)
Other (expense) income	(90)	7,175	39,705	(40,498)	—	6,292
Income before income taxes	83,402	68,507	36,142	10,565	(94,462)	104,154
Income tax expense	(6,254)	(8,032)	(9,550)	(3,170)	—	(27,006)
Net income	$ 77,148	$ 60,475	$ 26,592	$ 7,395	$ (94,462)	$ 77,148

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF JUNE 27, 2004
(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						&sp;
Current assets:						
Cash and cash equivalents	$ 110	$ 1,751	$ 3,153	$ 31,229	$ —	$ 36,243
Accounts receivable, net	—	116,065	11,965	522,404	—	650,434
Other receivables, net	—	39,482	3,738	59,968	—	103,188
Inventories	—	110,915	7,941	105,846	—	224,702
Current deferred tax asset	—	8,416	(62)	3,465	—	11,819
Other current assets	—	54,373	331	47,455	—	102,159
Total current assets	110	331,002	27,066	770,367	—	1,128,545
Properties, net	—	786,465	19,839	604,705	—	1,411,009
Goodwill	—	148,519	(154,789)	827,254	—	820,984
Other intangibles, net	—	66,364	10,426	499,757	—	576,547
Investments in joint ventures	—	64,671	—	80,320	—	144,991
Net investment in and advances to subs	1,457,182	1,875,772	—	—	(3,332,954)	—
Long-term deferred tax asset	18,406	10,753	131,511	51,343	—	212,013
Other non-current assets	5,649	79,700	2,648	149,871	—	237,868
Total assets	$ 1,481,347	$ 3,363,246	$ 36,701	$ 2,983,617	$ (3,332,954)	$ 4,531,957
Liabilities and shareholder's equity						
Current liabilities:						
Accounts payable	$ —	$ 148,420	$ 3,342	$ 153,069	$ —	$ 304,831
Accrued salaries and vacations	1,410	37,213	1,148	8,381	—	48,152
Taxes, other than income	—	29,350	606	190,925	—	220,881
Accrued expenses and other liabilities	26,556	106,183	2,351	256,460	—	391,550
Current debt	—	205,970	—	4,545	—	210,515
Total current liabilities	27,966	527,136	7,447	613,380	—	1,175,929
Long-term debt	20,000	851,109	—	60,513	—	931,622
Deferred tax liability	—	—	—	201,332	—	201,332
Other long-term liabilities	7,967	529,136	977	229,821	—	767,901
Total liabilities	55,933	1,907,381	8,424	1,105,046	—	3,076,784
Minority interest	—	—	—	29,759	—	29,759
Total shareholders' equity	1,425,414	1,455,865	28,277	1,848,812	(3,332,954)	1,425,414
Total liabilities and shareholders' equity	$ 1,481,347	$ 3,363,246	$ 36,701	$ 2,983,617	$ (3,332,954)	$ 4,531,957

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 28, 2003
(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 454	$ 802	$ 2,849	$ 15,335	$ —	$ 19,440
Accounts receivable, net	35	45,018	8,990	564,010	—	618,053
Other receivables, net	—	66,483	2,220	64,316	—	133,019
Current deferred tax asset	—	9,417	(61)	3,463	—	12,819
Total inventories	—	109,113	5,619	94,753	—	209,485
Other current assets	—	30,626	484	54,922	—	86,032
Total current assets	489	261,459	20,101	796,799	—	1,078,848
Properties, at cost and net	—	813,996	18,919	617,870	—	1,450,785
Goodwill	—	151,868	(149,974)	794,526	—	796,420
Other intangibles, net	—	66,913	82,782	402,417	—	552,112
Investments in joint ventures	—	95,392	—	98,190	—	193,582
Net investment in and advances to subs	1,285,272	1,851,260	—	—	(3,136,532)	—
Deferred tax asset	18,392	(125)	135,047	51,490	—	204,804
Other non–current assets	5,318	78,698	2,648	123,011	—	209,675
Total assets	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 179,300	$ 1,091	$ 215,813	$ —	$ 396,204
Accrued salaries and vacations	—	47,640	1,203	8,750	—	57,593
Taxes, other than income taxes	—	27,704	715	184,062	—	212,481
Accrued expenses and other liabilities	14,739	103,754	3,456	254,330	—	376,279
Current debt	—	76,855	—	14,310	—	91,165
Total current liabilities	14,739	435,253	6,465	677,265	—	1,133,722
Long–term debt	20,000	1,119,832	(865)	20,871	—	1,159,838
Deferred tax liability	—	—	—	195,523	—	195,523
Other long–term liabilities	7,356	480,401	840	241,170	—	729,767
Total liabilities	42,095	2,035,486	6,440	1,134,829	—	3,218,850
Total shareholders' equity	1,267,376	1,283,975	103,083	1,749,474	(3,136,532)	1,267,376
Total liabilities and shareholders' equity	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE TWENTY-SIX WEEKS ENDED JUNE 27, 2004
(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	$ 13,907	$ (14,275)	$ 62,693	$ 92,226	$ 154,551
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	—	(35,037)	(1,775)	(38,423)	(75,235)
Proceeds from sales of assets	—	649	387	45,282	46,318
Investment in Molson USA, LLC	—	(998)	—	—	(998)
Cash recognized on initial consolidation of joint ventures	—	—	—	20,840	20,840
Other	—	—	(86)	—	(86)
Net cash (used in) provided by investing activities	—	(35,386)	(1,474)	27,699	(9,161)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuance of stock under stock plans	44,047	—	—	—	44,047
Dividends paid	(15,178)	—	—	—	(15,178)
Net payments on short-term borrowings	—	(7,000)	—	(14,314)	(21,314)
Net payments on commercial paper	—	(43,458)	—	—	(43,458)
Payments on debt and capital lease obligations	—	(86,572)	—	(1,651)	(88,223)
Dividends paid to minority interest holders	—	—	—	(5,748)	(5,748)
Change in overdraft balances andother	—	(467)	—	3	(464)
Net activity in investment and advances (to) from subsidiaries	(43,120)	188,107	(61,175)	(83,812)	—
Net cash (used in) provided by financing activities	(14,251)	50,610	(61,175)	(105,522)	(130,338)
CASH AND CASH EQUIVALENTS:					
Net (decrease) increase in cash and cash equivalents	(344)	949	44	14,403	15,052
Effect of exchange rate changes on cash and cash equivalents	—	—	260	1,491	1,751
Balance at beginning of year	454	802	2,849	15,335	19,440
Balance at end of quarter	$ 110	$ 1,751	$ 3,153	$ 31,229	$ 36,243

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE TWENTY-SIX WEEKS ENDED JUNE 29, 2003
(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$ 10,275	$ 69,585	$ 24,270	$ 57,374	$ 161,504
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	—	(42,342)	(797)	(64,699)	(107,838)
Proceeds from sales of assets	—	303	8,588	3,637	12,528
Investment in Molson USA, LLC	—	(2,745)	—	—	(2,745)
Other	—	(630)	—	—	(630)
Net cash (used in) provided by investing activities	—	(45,414)	7,791	(61,062)	(98,685)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuance of stock under stock plans	113	—	—	—	113
Dividends paid	(14,901)	—	—	—	(14,901)
Net proceeds from (payments on) short-term borrowings	—	10,200	—	(75,587)	(65,387)
Net proceeds from commercial paper	—	299,556	—	—	299,556
Payments on debt and capital lease obligations	—	(312,482)	—	—	(312,482)
Change in overdraft balances	—	(16,280)	—	—	(16,280)
Net activity in investment and advances from (to) subsidiaries	4,652	(3,191)	(30,496)	29,035	—
Net cash (used in) financing activities	(10,136)	(22,197)	(30,496)	(46,552)	(109,381)
CASH AND CASH EQUIVALENTS:					
Net increase (decrease) in cash and cash equivalents	139	1,974	1,565	(50,240)	(46,562)
Effect of exchange rate changes on cash and cash equivalents	—	—	196	(36)	160
Balance at beginning of year	161	499	634	57,873	59,167
Balance at end of quarter	$ 300	$ 2,473	$ 2,395	$ 7,597	$ 12,765

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Overall, our second quarter results showed improving trends in several key areas of the business, but a few, largely temporary, factors negatively impacted our overall results. Improved pricing in our major markets, solid margin and profit growth in the United Kingdom, continued strong performance of our Coors Light business in Canada, and favorable foreign exchange rates drove higher operating income in the quarter. These positive factors were partially offset by the negative impacts of US distributor inventory dynamics and higher logistics–related costs in our Americas business.

In the Americas, while our sales to retail declined slightly in the first half of the year, our sales to wholesalers declined 5.2% in the second quarter and 3.0% in the first half of the year, due to a significant year–over–year shift in distributor inventory patterns. US retail volume declines were focused in select markets—particularly in Pennsylvania and Texas—where we face unique local issues. Sales to retail grew during the quarter in five of our seven largest states, including California and New Jersey, where trends rebounded from declines early in the year.

In our Europe segment, volume growth in the second quarter was challenged by the lapping of heavy off–trade price discounting last year, along with a retailer inventory load–in during the first quarter this year ahead of a U.K excise tax increase. Nevertheless, we grew volume during the quarter, led by high–single–digit growth of Carling®, the number–one selling UK beer brand.

In addition, our consolidated earnings per share were negatively impacted by a higher tax rate this year versus a one–time reduction in our effective tax rate last year, as well as higher diluted shares outstanding this year.

Results of Operations

This discussion summarizes the significant factors affecting our consolidated results of operations, liquidity, and capital resources for the thirteen and twenty–six week periods ended June 27, 2004, and June 29, 2003, respectively, and should be read in conjunction with the financial statements and notes thereto included elsewhere in this report, as well as our Annual Report on Form 10–K for the year ended December 28, 2003. Our results in the first half of 2004 are affected by the adoption of FIN 46R, which required consolidation of some of our joint ventures. (See Note 2 in the accompanying financial statements.)

THE AMERICAS SEGMENT RESULTS OF OPERATIONS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN 46R. This segment also includes the Coors Light business in Canada that is conducted through a partnership with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture, Molson USA. The Americas also include the small amount of Coors brand volume that is sold outside of the United States and its territories and Europe. During the second quarter of 2004, Cerveceria Cuauhtemoc Moctezuma, S.A.

de C.V., a subsidiary of FEMSA Cerveza, was appointed the sole and exclusive importer, marketer, seller and distributor of Coors Light in Mexico.

	Thirteen Weeks Ended			Twenty-six Weeks Ended		
	June 27, 2004	June 29, 2003	% Change	June 27, 2004	June 29, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Barrels of beer and other beverages sold	6,085	6,419	(5.2)%	10,981	11,324	(3.0)%
Net sales	$ 679,385	$ 692,033	(1.8)%	$ 1,219,178	$ 1,218,789	—
Cost of goods sold	(389,937)	(401,512)	(2.9)%	(724,422)	(739,102)	(2.0)%
Gross profit	289,448	290,521	(0.4)%	494,756	479,687	3.1 %
Marketing, general and administrative expenses	(199,791)	(201,106)	(0.7)%	(374,820)	(366,245)	2.3 %
Operating income	89,657	89,415	0.3 %	119,936	113,442	5.7 %
Other income, net(1)	1,093	795	37.5 %	2,337	3,457	(32.4)%
Income before income taxes(2)	$ 90,750	$ 90,210	0.6 %	$ 122,273	$ 116,899	4.6 %

(1) Other income, net consists primarily of our equity share of Molson USA losses and royalties earned on mineral leases in 2004. In 2003, other income, net, also includes a gain from the sale of a warehouse.

(2) Income before income taxes in 2004 includes $4,276 and $6,677 for the thirteen and twenty-six weeks ended June 27, 2004, respectively, and represents the minority owners' share of income attributable to the RMMC and RMBC joint ventures.

Foreign Currency Impact on 2004 Results

In the first half of 2004, our Americas segment benefited from a 6.8% year-over-year increase in the value of the Canadian dollar (CAD) against the US dollar. In the second quarter of 2004, the increase was 2.6%. As a result of this exchange-rate fluctuation, income before income taxes deriving from the Coors Canada partnership is higher by approximately $1.8 million year-to-date and approximately $0.3 million for the quarter.

Net sales and volume

For the thirteen weeks ended June 27, 2004, net sales in the Americas totaled $679 million, 1.8% lower than the same period in 2003. For the twenty-six weeks ended June 27, 2004, net sales in the Americas were flat against the comparable period in the prior year. Barrel sales were 5.2% and 3.0% lower quarter-over-quarter and year-over-year, respectively. For the first half of 2004, sales to retail have declined less than 1%. The 5.2% decline in sales to wholesalers during the second quarter of 2004, compared to the second quarter of 2003, was due primarily to a 300,000-barrel swing in distributor inventory patterns. Our distributors started the second quarter of 2004 approximately 150,000 barrels higher than a year earlier, and they ended the quarter approximately 150,000 barrels lower than a year ago. This year-over-year inventory shift impacted second quarter Americas results by approximately $15 million through lower sales and fixed-cost inefficiency. Volume has been the primary challenge to sales revenue and profit growth in 2004. We have introduced new products to meet the demand for low-carbohydrate beers. Our net sales per barrel have increased 3.6% in the second quarter of 2004 and 3.1% for the year-to-date due to successful price increases and lower price promotion activity, positive brand mix, and strong results from the Coors Canada business.

Cost of goods sold and gross profit

Cost of goods sold decreased 2.9% to $390 million in the second quarter of 2004 from $401 million in the second quarter of 2003. Year–to–date in 2004, cost of goods sold has decreased 2% compared to the first half of 2003. However, on a per–barrel basis, cost of goods sold increased 2.4% quarter–over–quarter and 1.1% year–over–year. The increase per barrel in 2004 is driven by the de–leveraging of fixed costs from lower volumes, higher outbound freight costs and costs related to the retrieval and disposal of finished goods inventory, which were about $7 million higher in the second quarter of 2004 than a year ago. These costs were, in part, the result of our focus on improving customer service through the first half of the year following our supply chain disruptions late last year. To ensure high order–fill rates, we deployed unusually high levels of inventory—particularly of our new products—throughout our distribution system earlier in the year. We continue to realize cost savings from our operations costs initiatives, offset by higher freight, pension, healthcare and other overhead costs in 2004.

Gross profit decreased less than 1% in the quarter compared to last year, primarily due to factors discussed above, but is 3.0% higher than prior year–to–date, due to lower relative costs on a year–to– year basis.

Marketing, general and administrative expenses

Marketing, general and administrative expenses decreased 0.7% to $200 million in the second quarter of 2004 from $201 million in 2003. We account for advertising spending according to the sales curve method, under which expense is spread throughout the year in relation to expected annual sales volume. The decline in marketing, general and administrative expenses in the quarter is the result of the significant US volume decline which, in turn, was the result of changes in inventory patterns. Year–to–date in 2004, marketing, general and administrative expenses have increased 2.3%, compared to 2003. The overall increase is mainly due to additional marketing investments in Coors Light and Aspen Edge™, in addition to higher pension, healthcare and information systems depreciation.

THE EUROPE SEGMENT RESULTS OF OPERATIONS

The Europe segment consists of our production and sale of the CBL brands (principally in the United Kingdom but also in other parts of the world), our joint venture arrangement relating to the distribution of Grolsch in the United Kingdom and Republic of Ireland (consolidated under FIN 46R in 2004), and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer in the United Kingdom and Coors Light in the Republic of Ireland.

	Thirteen Weeks Ended			Twenty-six Weeks Ended		
	June 27, 2004	June 29, 2003	% Change	June 27, 2004	June 29, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Barrels of beer and other beverages sold	2,735	2,713	0.8 %	4,879	4,726	3.2 %
Net sales	$ 471,309	$ 408,343	15.4 %	$ 855,027	$ 709,728	20.5 %
Cost of goods sold	(313,087)	(281,575)	11.2 %	(590,346)	(503,459)	17.3 %
Gross profit	158,222	126,768	24.8 %	264,681	206,269	28.3 %
Marketing, general and administrative expenses	(111,325)	(91,472)	21.7 %	(213,344)	(175,417)	21.6 %
Operating income	46,897	35,296	32.9 %	51,337	30,852	66.4 %
Interest income(1)	3,843	4,388	(12.4)%	8,071	8,753	(7.8)%
Other income (expense), net	466	2,203	(78.8)%	(2,048)	3,008	N/M
Income before income taxes and minority interest(2)	$ 51,206	$ 41,887	22.2 %	$ 57,360	$ 42,613	34.6 %

(1) Interest income is earned on trade loans to UK on-trade customers, and is typically driven by debt balances from period-to-period.

(2) Income before income taxes in 2004 includes $1,477 and $2,022 for the thirteen and twenty-six weeks ended June 27, 2004, respectively, that represents the minority owners' share of income attributable to the Grolsch joint venture.

Foreign currency impact on 2004 results

In the second quarter of 2004, our Europe segment benefited from an 11.6% year-over-year increase in the value of the British pound sterling (GBP) against the US dollar. In the first half of 2004, our Europe segment benefited from a 13.1% increase in the GBP. Partially as a result of this exchange rate fluctuation, all results from our Europe segment in 2004 are significantly higher than in

the prior year. The following table summarizes the approximate effect this change in exchange rate had on the Europe segment pre–tax results in 2004:

	Increase Due to Currency Effects	
	Thirteen Weeks Ended June 27, 2004	Twenty–six Weeks Ended June 27, 2004
	(In thousands)	
Net sales	$ 48,270	$ 97,958
Cost of goods sold	(32,101)	(67,901)
Gross profit	16,169	30,057
Marketing, general & administrative expenses	(11,515)	(24,603)
Operating income	4,654	5,454
Interest income	400	941
Other income (expense), net	53	(244)
Income before income taxes and minority interest	$ 5,107	$ 6,151

Net sales and volume

Net sales from the Europe segment totaled $471 million in the second quarter of 2004, 15.4% higher than the same period last year. Net sales year–to–date are higher by 20.5%, compared to 2003. Per barrel net sales increased 14.5% in the quarter and 16.7% for the year. Volume grew 0.8% quarter–over–quarter and 3.2% year–to–date. Second quarter volume was relatively flat against 2003 as a result of the load–in of retail inventories in advance of an excise tax increase late in the first quarter of 2004 and the comparison to a high–growth quarter in 2003, driven in part by aggressive off–trade discounting in the first half of last year. Revenues per barrel increased as a result of currency appreciation, increases in pricing in both the on– and the off–trade, and an increase in the level of factored brand sales, which are included within our net sales and cost of goods sold figures, but not recorded within our reported volumes. While the factored brand volume increase had a positive impact on net sales, there was a small negative impact on margin as a result of a mix shift to lower margin customers.

Cost of goods sold and gross profit

Cost of goods sold was $313 million in the second quarter of 2004, 11.2% higher than last year's second quarter. Cost of good sold for the first half of 2004 was 17.3% higher than last year. On a per–barrel basis, cost of goods sold increased 10.3% in the quarter and 13.6% year–to–date. Increases in cost of goods sold are due to currency appreciation, the increased factored brand volume, and the implementation of FIN 46R in 2004 (See Note 2 in the accompanying financial statements).

Gross profit increased 24.8% to $158.2 million compared to the second quarter last year and 28.3% year–to–date, as a result of the factors noted above.

Marketing, general and administrative expenses

Second quarter 2004 marketing, general and administrative expenses were $111.3 million, an increase of approximately 21.7% over second quarter 2003. Year–over–year, marketing, general and administrative expenses increased 21.6%. This increase was as a result of the currency appreciation, the implementation of FIN 46R in 2004 and spending related to restructuring our sales organization.

Other income (expense), net

Second quarter other income decreased $1.7 million, largely as a result of non–recurring gains on the sale of assets last year. Year–to–date, we experienced losses from our Tradeteam venture related to the write–off of equipment in the first quarter of 2004, as compared to income reflected in 2003.

CORPORATE

Corporate includes interest and certain other general and administrative costs that are not allocated to either the Americas or Europe operating segments. Corporate contains no sales or cost of goods sold, although certain royalty income and intangible administrative costs are absorbed by Corporate. The majority of these corporate costs relates to worldwide finance and administrative functions, such as corporate affairs, legal, human resources, insurance and risk management.

	Thirteen Weeks Ended			Twenty–six Weeks Ended		
	June 27, 2004	June 29, 2003	% Change	June 27, 2004	June 29, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Net sales	$ —	$ —		$ —	$ —	
Cost of goods sold	—	—		—	—	
Gross profit	—	—		—	—	
Marketing, general and administrative expenses	(10,946)	(7,234)	51.3 %	(17,675)	(12,460)	41.9 %
Operating loss	(10,946)	(7,234)	51.3 %	(17,675)	(12,460)	41.9 %
Interest income	662	815	(18.8)%	1,119	1,109	0.9 %
Interest expense	(17,530)	(22,694)	(22.8)%	(37,753)	(43,834)	(13.9)%
Other expense	(206)	(90)	128.9 %	(309)	(173)	78.6 %
Loss before income taxes(1)	$ (28,020)	$ (29,203)	(4.1)%	$ (54,618)	$ (55,358)	(1.3)%

(1)
Loss before income taxes in 2004 includes $348 and $788 for the thirteen and twenty–six weeks ended June 27, 2004 and represents the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

Marketing, general and administrative expenses

Marketing, general and administrative expenses increased 51.3% to $10.9 million in the second quarter of 2004, compared to the second quarter of 2003. Year–to–date, marketing, general and administrative expenses increased 41.9%. Increases are primarily due to higher pension, healthcare, incentive compensation and other labor costs in 2004.

Interest expense

Interest expense decreased $5.1 million in the second quarter of 2004 versus the comparable 2003 period. Year–to–date, interest expense decreased $6.0 million or 13.9%. The decrease is largely due to lower debt balances, partially offset by the negative impact of the British pound exchange rate and the effect of FIN 46R discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of liquidity are cash provided by operating activities and external borrowings. As of June 27, 2004, primarily because of the seasonalilty of our major businesses, we had negative

working capital of $47.4 million compared to negative working capital of $54.9 million at December 28, 2003. We had total cash of $36.2 million at June 27, 2004, compared to $19.4 million at December 28, 2003, mainly due to cash acquired when our joint ventures were consolidated in the first quarter of 2004.

We believe that cash flows from operations and cash provided by short–term borrowings, when necessary, will be sufficient to meet our ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments and anticipated capital expenditures. However, our liquidity could be impacted significantly by a decrease in demand for our products, which could arise from competitive circumstances, a decline in the acceptability of alcohol beverages, or any of the other factors we describe in the section entitled "Risk Factors."

We continue to evaluate opportunities to supplement our operating cash flow through potential monetizations of assets. During the second quarter of 2004, CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. in the second quarter of 2004. As a result, we received a cash payment of approximately £28 million ($50 million at current exchange rates). We are evaluating other such efforts, both in the United States and in the United Kingdom, involving either an outsourcing of services which combines a superior long–run business model for a given activity with an asset monetization, or simply sales of idle assets, such as real estate. Success in accomplishing these types of efforts results in faster reduction of outstanding debt. We also have credit facilities that contain financial and operating covenants, and provide for scheduled repayments, that could impact our liquidity on an ongoing basis. During the six months ended June 27, 2004, we made debt repayments of approximately $168 million.

Operating activities

Net cash provided by operating activities of $154.6 million for the twenty–six weeks ended June 27, 2004, decreased $7.0 million from the comparable period last year. The decrease was primarily attributable to higher current taxes paid in 2004 versus the prior year due to the finalization of various tax audits to our favor in 2003.

Investing activities

During the thirteen weeks ended June 27, 2004, net cash used in investing activities was $9.2 million compared to $98.7 million net cash used in the same period last year. This improvement was attributable to reduced capital spending in 2004 and the sale of the kegging assets in the United Kingdom. Also, we presented as an investing activity the inclusion of the opening cash balances of the joint ventures we began consolidating during the first quarter of 2004 as a result of implementing FIN 46R (see Note 2).

Financing activities

Net cash used in financing activities was $130.3 million for the twenty–six weeks ended June 27, 2004, compared to $109.4 million net cash used for the same period last year. The change is mainly the result of increased repayments of debt in 2004, offset by increased stock option exercises in the first half of 2004. We have also included a new item, "Dividends paid to minority interest holders," in the Financing activities section of our Condensed Consolidated Statements of Cash Flows. This item represents distributions from our joint ventures consolidated as a result of FIN 46R to the minority interest holders in those joint ventures. There is no net impact to cash flows as a result of the adoption of FIN 46R. However, from a year–over–year comparison standpoint, cash flows from operating activities have been increased and cash flows from financing activities have been decreased as a result of classifying dividends paid to minority interest holders in financing activities.

EFFECTIVE TAX RATE VOLATILITY

We do not provide deferred taxes on all outside basis differences in our acquired UK subsidiaries stock in accordance with SFAS 109 paragraph 31(a). Outside basis differences arise from differences in the US GAAP accounting ("Book") and US tax accounting ("Tax") for investments in foreign subsidiaries. Some examples of significant Book/Tax differences at our acquired UK subsidiaries include pension expense, goodwill amortization, depreciation and gain or loss on sale of assets. Fluctuations in these Book/Tax differences cause our tax rate to be volatile. For example, a UK asset sale in which the tax gain is $10 million more than the Book gain would cause our full year tax rate for 2004 to increase by 1.3%, assuming EBIT and UK taxes remain unchanged. The impact on the quarterly tax rate from such a sale would be significantly greater in the quarter in which it occurred.

Other factors that can significantly impact our tax rate include permanent reinvestment of earnings, changes in the levels of foreign deferred taxes, unutilized foreign tax credits, and a lack of tax benefits for losses at foreign subsidiaries. In computing our tax rate, we use our best estimate of annual EBIT, but do not include an estimate of future discrete events that may or may not occur during the year.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual cash obligations as of June 27, 2004:

	Payments Due By Period				
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(In thousands)				
Long term debt, including current maturities(1)	$ 1,142,139	$ 210,515	$ 52,212	$ 8,404	$ 871,008
Retirement plan expenditures(2)	191,554	97,800	19,874	21,167	52,713
Operating leases	116,718	25,136	58,141	30,856	2,585
Capital leases(3)	8,426	2,396	6,030	—	—
Other long–term obligations(4)	3,207,694	450,367	1,363,402	716,161	677,764
Total obligations	$ 4,666,531	$ 786,214	$ 1,499,659	$ 776,588	$ 1,604,070

(1) We had several significant changes to our debt obligations in the second quarter of 2004: (a) Due to the implementation of FIN46R, we consolidated the RMMC accounts, including approximately $45 million of notes payable. The debt proceeds have been used by RMMC to finance capital improvements. RMMC's debt is secured by its various supply and access agreements with no recourse to CBC or to Ball. (b) At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. (c) In June 2003, we issued approximately $300 million in commercial paper. At June 27, 2004, we had $206 million outstanding. All of our commercial paper is classified as short–term, as our intent is to repay that portion in the next twelve months.

(2) Represents expected contributions under our defined benefit pension plans in the next twelve months and our benefits payments under retiree medical plans for all periods presented.

(3) Includes a UK sale–leaseback included in a global information services agreement signed with Electronic Data Systems (EDS) late in 2003, effective January 2004, and totaling $7.9 million at June 27, 2004. The new EDS contract includes services to our Americas and Europe operations and our corporate offices and, unless extended, will expire in 2010.

(4) Approximately $1.6 billion of the total other long–term obligations relate to long–term supply contracts with third parties to purchase raw material and energy used in production, including our contract with Graphic Packaging Corporation, a related party, dated March 25, 2003. Approximately $1.1 billion relates to commitments associated with Tradeteam in the United Kingdom. The remaining amounts relate to sales and marketing, information technology services, open purchase orders and other commitments.

Other commercial commitments:

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1–3 years	4–5 years	After 5 years
	(In thousands)				
Standby letters of credit	$ 8,984	$ 8,984	$ —	$ —	$ —

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains "forward–looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. From time to time, we may also provide oral or written forward–looking statements in other materials we release to the public. Forward–looking statements give our current expectations or forecasts of future events. You can identify these statements by forward–looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "outlook," "trends," "future benefits," "strategies," "goals" and similar words. In addition, statements that we make in this report that are not statements of historical fact may also be forward–looking statements.

In particular, statements that we make under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Outlook for 2004" including, but not limited to, statements relating to our overall volume trends, consumer preferences, pricing trends and industry forces, cost reduction strategies and anticipated results, our expectations for funding our 2004 capital expenditures and operations, debt service capabilities, shipment levels and profitability, market share and the sufficiency of capital to meet working capital, and our strategies, are forward–looking statements.

Forward–looking statements are not guarantees of our future performance and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward–looking statements. In particular, our future results could be affected by the substantial amount of indebtedness remaining from financing the acquisition of the CBL business in the United Kingdom, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn in our business and place us at a competitive disadvantage relative to less leveraged competitors. You should not place undue reliance on forward–looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We do not undertake to publicly update forward–looking statements, whether as a result of new information, future events or otherwise. You should be aware that the factors we discuss in "Risk Factors" and elsewhere in this report could cause our actual results to differ from any forward–looking statements.

RISK FACTORS

These and other risks and uncertainties affecting us are discussed in greater detail in our other filings with the Securities and Exchange Commission, including our December 28, 2003, report on

Form 10–K. You should consider carefully the following factors and the other information contained within this document. The most important factors that could influence the achievement of our goals and could cause actual results to differ materially from those expressed in the forward–looking statements, include, but are not limited to, the following:

- Government regulatory authorities specific to the alcohol beverage industry in the markets in which we operate may adopt regulations that could increase our costs or our liabilities or could limit our business activities.
- If the social acceptability of our products declines, if there is additional litigation directed at the alcohol beverage companies, or if such litigation is successful, our sales volumes could decrease and our business could be materially adversely affected.
- We have indebtedness that is substantial in relation to our stockholders' equity.
- We are subject to fluctuations in foreign exchange rates, most significantly the British pound and the Canadian dollar.
- Our primary production facilities in the United States and in England are each located at a single site, so we could be more vulnerable than our competitors to transportation disruptions, fuel price increases and natural disasters.
- We rely on a small number of suppliers to obtain the packaging and raw materials we need to operate our business.
- Any significant shift in consumer packaging preferences in the beer industry could disproportionately increase our costs and could limit our ability to meet consumer demand.
- Our success depends largely on the success of two primary products, one in the United States and Canada, and one in the United Kingdom; the failure or weakening of either could materially adversely affect our financial results.
- If the contract we have with our current information technology service provider fails, we could experience significant disruption in our business.
- The recently announced business combination with Molson Inc. may not be consummated on the desired terms, if at all, and the expected benefits, savings and synergies may not be realized.

Risks specific to the Americas Segment

- We are significantly smaller than our two primary competitors in the United States, and may consequently be more vulnerable to cost and price fluctuations.
- We are highly dependent on independent distributors in the United States and its territories to sell our products, with no assurance that these distributors will effectively sell our products.
- We cannot predict with certainty our eventual aggregate cost for our environmental and related matters in which we are currently involved.
- If our joint venture in Canada is terminated, this could reduce sales and/or increase costs for us in Canada.

Risks specific to the Europe Segment

- Consolidation of pubs and growth in the size of pub chains in the United Kingdom could result in less ability to achieve desired pricing.
- Due to a high concentration of unionized workers in the United Kingdom, we could be significantly affected by labor strikes, work stoppages or other employee–related issues.
- We depend exclusively on Tradeteam in England, Wales and Scotland for distribution of our CBL products.

The foregoing list of important factors is not all–inclusive.

OUTLOOK FOR 2004

Americas

In the Americas, our focus is solidly on reinvigorating US volume growth, both of our portfolio in general, and of Coors Light, specifically. We have new creative advertising for both Coors Light and Aspen Edge to air in the second half of 2004, and we have targeted initiatives designed to drive growth in our core markets. Positive factors for the balance of the year include strong pricing in the United States and an expectation of continued solid performance in our Canadian business.

For the balance of the year, we believe that the effects of inventory dynamics are largely behind us, although inventory patterns are hard to predict, as we are still in the first year of our new supply–chain systems. Our wholesale customers, taking advantage of our new ordering tools and more reliable product supply, appear to be comfortable with modestly lower inventories than they have had in the past. Finished goods losses were a significant factor in the second quarter, accounting for a year–on–year cost increase of approximately $7 million. While we believe this issue is largely behind us, we are still learning to use and optimize our new supply–chain systems and look for continued improvements as the year progresses. Our cost outlook for the balance of the year will continue to be impacted by increases in transportation rates and packaging materials costs, which are often hard to predict.

During second half of 2004, we are expecting MG&A spending to trend higher due to investments in sales efforts and support for Aspen Edge.

- Looking at specific quarters, we will be lapping the declining US sales to retail and additional supply–chain costs of about $8 million in the fourth quarter of 2003.

Europe

We anticipate volume trends to soften significantly in the third quarter as we lap unusually hot weather in the United Kingdom last year, combined with a drop off in volume after the Euro 2004 football tournament in June. Fourth quarter volume trends in the off–trade, however, should improve due to easier comparisons from the prior year.

Year–over–year margin trends in the on–trade are anticipated to improve for the balance of the year; while year–over–year margins in the off–trade will slow as we start to lap the better balance of volume and pricing achieved in the second half of 2003.

We believe that the impact of movements in factored brand sales will continue to have a negative impact on profits in the second half of the year.

The implementation of FIN46R will continue to reduce cost of goods sold and increase marketing, general and administrative expenses in the second half of the year.

We expect marketing, general and administrative costs to continue to increase as a result of the implementation of FIN 46R, increases in marketing support for our brands, including the continued roll out of Coors Fine Light Beer, increased depreciation and maintenance costs on the dispense equipment supporting our on–trade growth, and increased information systems costs.

In the third quarter we will be lapping a $3.5 million gain on the 2003 sale of the rights to our Hooper's Hooch brand in Russia. In the fourth quarter we expect to book a one–time pretax gain of approximately $7 million from the sale of our Cape Hill brewery site.

The results for the Europe segment will also continue to be highly susceptible to fluctuations in the value of the British pound versus the US dollar.

Corporate Outlook

We estimate that the new FIN46R accounting standard will have no significant impact on our full–year earnings. Above the bottom line, however, operating and pretax income will tend to be higher because the minority owners' share of joint venture income is now included in these totals, while in prior years, only our share was included. The quarterly impact on cost of goods sold, marketing, general and administrative and interest expense will also be significant, with the magnitude dependent on the performance of our container and Grolsch operating ventures.

Molson Coors Merger

We believe we must broaden and strengthen our business on a global basis. With this imperative in mind, we announced in July our definitive agreement to merge with Molson Inc. By combining these two great brewing organizations, we are creating a stronger, more diversified company that will have the organizational scale and financial strength to compete effectively in the consolidating global beer industry and build value for our shareholders. The proposed merger is subject to approval by shareholders of both companies, the Supreme Court of Quebec, appropriate regulators and other authorities, as well as customary closing conditions.

Liquidity

We are on track to achieve debt reduction in excess of $250 million in 2004. This does not include any monetization projects completed in the back half of the year which, if completed, could raise our 2004 debt reduction performance. We also currently estimate capital spending in the range of $220 to $235 million for the year.

We entered into interest rate swap agreements related to $125 million of our 6 3/8% senior notes due 2012 in July. The interest rate swaps converted the $125 million notional amount from fixed rates to floating rates and mature in 2012.

CBL Purchase Price Adjustment

In July 2004, we received £14 million (approximately $26 million at current exchange rates) from Interbrew, related to representations made by Interbrew when CBL was purchased in 2002. We are evaluating the accounting required in the third quarter related to our purchase price accounting at the time of the CBL acquisition.

Income Taxes

We anticipate that our 2004 effective tax rate will be in the range of 21% to 23%, after taking into account the tax impact of the recently announced sale of UK pub dispense equipment. Our effective tax rate is approximately 10% less than our 2003 rate due to the tax effect of the sale of the pub equipment. Future events—including similar asset monetizations—could alter our tax–rate outlook for 2004 and later years.

Earnings Per Share

Basic and diluted shares outstanding continue to trend higher so far this year due to the combination of new issuances of options, option exercises and a higher stock price.

Pub Dispense Equipment Outsourcing Agreement

CBL reached an agreement with Service Dispense Equipment Ltd. (SDE) to outsource the management and servicing of CBL's on–trade dispense equipment on August 2, 2004. Under the technical services agreement, which includes a ten year notice to terminate, SDE will acquire CBL's

on–trade beverage dispense equipment for approximately £53 million (approximately $95 million at current exchange rates) in cash and provide ongoing maintenance and procurement services on such equipment in the United Kingdom. We expect to record a pretax loss of approximately £12 million (approximately $22 at current exchange rates) from the sale of the assets.

CBL, Scottish Courage and Carlsberg UK will each own an equal voting interest in SDE, which will own and service the dispense equipment of all three brewers. SDE will contract with a separate business, Innserve Ltd., to perform day–to–day technical services, including on–trade cellar services, maintenance and installation of fonts, lines, coolers and other equipment used to dispense on–trade beverages.

The agreement is subject to the approval of the Office of Fair Trading (OFT) in the United Kingdom. If the agreement is approved by the OFT, the company expects the majority of its current technical services staff of 320 employees to join the workforce of Innserve Ltd. And the new technical services business to be fully operational by early 2005.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to fluctuations in interest rates, foreign currencies and the prices of production and packaging materials. We have established policies and procedures to govern the strategic management of these exposures through a variety of financial instruments. By policy, we do not enter into any contracts for the purpose of trading or speculation.

Our objective in managing our exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of our earnings and cash flows affected by potential changes in underlying rates and prices. To achieve this objective, we enter into foreign currency forward contracts, commodity swaps, interest rate swaps and cross currency swaps, the values of which change in the opposite direction of the anticipated cash flows. Our primary foreign currency exposures are British pound sterling (GBP), Canadian dollar (CAD) and Japanese yen (YEN).

Derivatives are either exchange–traded instruments, or over–the–counter agreements entered into with highly rated financial institutions. No losses on over–the–counter agreements due to counterparty credit issues are anticipated. All over–the–counter agreements are entered into with counterparties rated no lower than A (S&P) or A2 (Moody's). In some instances, our counterparties and we have reciprocal collateralization agreements regarding fair value positions in excess of certain thresholds. These agreements call for the posting of collateral in the form of cash, treasury securities or letters of credit if a fair value loss position to our counterparties or us exceeds a certain amount. At June 27, 2004, no collateral was posted by our counterparties or us.

At June 27, 2004, we were a party to certain cross currency swaps totaling 530 million GBP (approximately $774 million at original prevailing foreign currency exchange rates). The swaps included an initial exchange of principal on May 7, 2002, and will require final principal exchange 10 years later. The swaps also call for an exchange of fixed GBP interest payments for fixed US dollar interest receipts. At the initial principal exchange, we paid US dollars to a counterparty and received GBP. Upon final exchange, we will provide GBP to the counterparty and receive US dollars. The cross currency swaps have been designated as cash flow hedges of the changes in value of the future GBP interest and principal receipts that results from changes in the US dollar to GBP exchange rates on an intercompany loan between two of our subsidiaries.

At June 27, 2004, we were a party to an interest rate swap agreement related to our 6?% fixed rate debt. The interest rate swap converted $76.2 million notional amount from fixed rates to floating rates and matures in 2012. We will receive fixed US dollar interest payments semi–annually at a rate of 6?% per annum and pay a rate to our counterparty based on a credit spread of 0.789% plus the three–

month LIBOR rate, thereby exchanging a fixed interest obligation for a floating rate obligation. There was no exchange of principal at the inception of the swap. We designated the interest rate swap as a fair value hedge of the changes in the fair value of $76.2 million fixed–rate debt attributable to changes in the LIBOR swap rates. On July 1, 2004, we entered into another interest rate swap agreement related to our 6?% senior notes due 2012. We designated the interest rate swap as a fair value hedge of the changes in the fair value of $125 million of our 6?% senior notes due 2012 attributable to changes in the LIBOR swap rates.

We monitor foreign exchange risk, interest rate risk and related derivatives using two techniques: sensitivity analysis and Value–at–Risk. Our market–sensitive derivative and other financial instruments, as defined by the Securities and Exchange Commission (SEC), are foreign currency forward contracts, commodity swaps, interest rate swaps, and cross currency swaps.

We use Value–at–Risk to monitor the foreign exchange and interest rate risk of our cross–currency swaps. The Value–at–Risk provides an estimate of the level of a one–day loss that may be equaled or exceeded due to changes in the fair value of these foreign exchange rate and interest rate–sensitive financial instruments. The type of Value–at–Risk model used to estimate the maximum potential one–day loss in the fair value is a variance/covariance method. The Value–at–Risk model assumes normal market conditions and a 95% confidence level. There are various modeling techniques that can be used to compute value at risk. The computations used to derive our values take into account various correlations between currency rates and interest rates. The correlations have been determined by observing foreign exchange currency market changes and interest rate changes over the most recent one–year period. We have excluded anticipated transactions, firm commitments, cash balances, and accounts receivable and payable denominated in foreign currencies from the Value–at–Risk calculation, some of which these instruments are intended to hedge.

The Value–at–Risk calculation is a statistical measure of risk exposure based on probabilities and is not intended to represent actual losses in fair value that we may incur. The calculated Value–at–Risk result does not represent the full extent of the possible loss that may occur. It attempts to represent the most likely measure of potential loss that may be experienced 95 times out of 100 due to adverse market events that may occur. Actual future gains and losses will differ from those estimated by Value–at–Risk because of changes or differences in market rates and interrelationships, hedging instruments, hedge percentages, timing and other factors.

The estimated maximum one–day loss in fair value on our cross–currency swaps, derived using the Value–at–Risk model, was $5.4 million and $5.9 million at June 27, 2004, and December 28, 2003, respectively. Such a hypothetical loss in fair value is a combination of the foreign exchange and interest rate components of the cross currency swap. Value changes due to the foreign exchange component would be offset completely by increases in the value of our inter–company loan, the underlying transaction being hedged. The hypothetical loss in fair value attributable to the interest rate component would be deferred until termination or maturity.

Details of all other market–sensitive derivative and other financial instruments, including their fair values, are included in the table below. These instruments include foreign currencies, commodity swaps, interest rate swap and cross–currency swaps.

	Notional principal amounts (USD)	Fair Value Positive (Negative)	Maturity
		(In thousands)	
June 27, 2004			
Foreign currency management			
Forwards	$ 37,164	$ 316	4/04–12/05
Cross currency swap	773,800	(170,887)	5/12
Commodity pricing management			
Swaps	77,463	13,321	8/04–2/06
Interest rate pricing management			
Interest rate swap	76,200	3,456	5/12
Total		$ (153,794)	
December 28, 2003			
Foreign currency management			
Forwards	$ 44,048	$ (1,382)	1/04–12/05
Cross currency swap	773,800	(138,684)	5/12
Commodity pricing management			
Swaps	92,468	9,638	2/04–2/06
Interest rate pricing management			
Interest rate swap	76,200	6,904	5/12
Total		$ (123,524)	

Maturities of derivative financial instruments held on June 27, 2004, are as follows (in thousands):

2004	2005	2006 and thereafter	Total
$ 5,326	$ 7,514	$ (166,634)	$ (153,794)

A sensitivity analysis has been prepared to estimate our exposure to market risk of interest rates, foreign exchange rates and commodity prices. The sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the applicable market interest rates, foreign exchange rates and commodity prices. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecast with reliable accuracy. Therefore, actual changes in fair values could differ significantly from the results presented in the table below.

The following table presents the results of the sensitivity analysis of our derivative and debt portfolio:

Estimated Fair Value Volatility	As of June 27, 2004	As of December 28, 2003
	(In millions)	
Foreign currency risk:		
Forwards, swaps	(4.1)	$ (5.0)
Interest rate risk:		
Debt, swaps	(31.9)	$ (32.4)
Commodity price risk:		
Swaps	(9.1)	$ (10.2)

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of June 27, 2004, and, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Changes in internal control over financial reporting

There were no changes in internal controls in the second quarter that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting. We are well into the process of identifying and testing controls that will form the basis for management's evaluation of our internal control over financial reporting for the year ending December 26, 2004. Although this process is not complete, management is continuing to evaluate the company's internal controls for gaps and potential deficiencies.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in certain disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial or other position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these matters, including the advertising practices case described below, could arise that may harm our business.

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8–K

The following are filed as a part of this Report on Form 10–Q:

Condensed Consolidated Statements of Income for the quarterly and semi–annual periods ended June 27, 2004 and June 29, 2003

Condensed Consolidated Balance Sheets at June 27, 2004 and December 28, 2003

Condensed Consolidated Statements of Cash Flows for the semi–annual periods ended June 27, 2004 and June 29, 2003

Notes to Condensed Consolidated Financial Statements

(a) **Exhibits**

10.1	Adolph Coors Company 1990 Equity Incentive Plan, effective August 14, 2003, As Corrected and Conformed June 30, 2004.
10.3	Adolph Coors Company Equity Compensation Plan for Non–Employee Directors, Amended and Restated Effective November 13, 2003, As Corrected and Conformed June 30, 2004.
10.16	Adolph Coors Company Deferred Compensation Plan, As Amended and Restated Effective January 1, 2002, As Corrected and Conformed June 30, 2004.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).

(b) **Reports on Form 8–K**

The Company filed a Current Report on Form 8–K dated April 9, 2004, regarding the proposed candidacy of Peter H. Coors for the United States Senate.

The Company filed a Current Report on Form 8–K dated April 22, 2004, regarding expected earnings for the first quarter of fiscal year 2004 ended March 28, 2004.

The Company filed a Current Report on Form 8–K dated May 21, 2004, regarding the outsourcing agreement with TrenStar, Inc.

The Company filed a Current Report on Form 8–K dated June 9, 2004, regarding the sale of the property related to the former Cape Hill brewery.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ADOLPH COORS COMPANY

By: /s/ RONALD A. TRYGGESTAD

Ronald A. Tryggestad
Vice President and Controller
(Chief Accounting Officer)
August 6, 2004

Exhibit Index

Exhibit Number	Document Description
10.1	Adolph Coors Company 1990 Equity Incentive Plan, effective August 14, 2003, As Corrected and Conformed June 30, 2004.
10.3	Adolph Coors Company Equity Compensation Plan for Non–Employee Directors, Amended and Restated Effective November 13, 2003, As Corrected and Conformed June 30, 2004.
10.16	Adolph Coors Company Deferred Compensation Plan, As Amended and Restated Effective January 1, 2002, As Corrected and Conformed June 30, 2004.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-10.1

EXHIBIT 10.1
10-Q Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



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Exhibit 10.1

ADOLPH COORS COMPANY

EQUITY INCENTIVE PLAN

Amended and restated,
effective August 14, 2003

As Corrected and Conformed

June 30, 2004

TABLE OF CONTENTS

Section 1—Introduction		1
1.1	Establishment and Amendment	1
1.2	Purposes	1
1.3	Effective Date	1
Section 2—Definitions		1
2.1	Definitions	1
2.2	Gender and Number	2
Section 3—Plan Administration		2
3.1	General	2
3.2	Delegation by Committee	3
3.3	Claims.	3
Section 4—Stock Subject to the Plan		3
4.1	Number of Shares	3
4.2	Other Shares of Stock	4
4.3	Adjustments for Stock Split, Dividend, Etc	4
4.4	Other Distributions and Changes in the Stock	4
4.5	General Adjustment Rules	4
4.6	Determination by the Committee, Etc	5
Section 5—[Reserved]		5
Section 6—Participation		5
6.1	In General	5
6.2	Restriction on Award Grants to Certain Individuals	5
6.3	General Restrictions on Awards	5
Section 7—Stock Options		5
7.1	Grant of Stock Options	5
7.2	Stock Option Certificates	5
7.3	Shareholder Privileges	9
Section 8—Restricted Stock Awards		9
8.1	Grant of Restricted Stock Awards	9
8.2	Restrictions	9
8.3	Privileges of a Stockholder, Transferability	10
8.4	Enforcement of Restrictions	10
Section 9—Purchase of Stock		10
9.1	General	10
9.2	Other Terms	10
Section 10—Other Common Stock Grants		10
Section 11—Company Right To Purchase Stock		10
11.1	Right of First Refusal	10
11.2	Marking of Certificates	11
Section 12—Change of Control		11
12.1	In General	11
12.2	Limitation on Payments	12
12.3	Definitions	12

Section 13—Rights of Employees; Participants		13
13.1	Employment	13
13.2	Nontransferability	13
Section 14—General Restrictions		14
14.1	Investment Representations	14
14.2	Compliance with Securities Laws	14
14.3	Changes in Accounting Rules	14
Section 15—Other Employee Benefits		14
Section 16—Plan Amendment, Modification and Termination		14
Section 17—Withholding		15
17.1	Withholding Requirement	15
17.2	Withholding With Stock	15
Section 18—Requirements of Law		15
18.1	Requirements of Law	15
18.2	Federal Securities Law Requirements	15
18.3	Governing Law	15
Section 19—Duration of the Plan		15

ADOLPH COORS COMPANY
EQUITY INCENTIVE PLAN

Amended and restated,
effective August 14, 2003

As Corrected and Conformed June 30, 2004

Section 1
Introduction

1.1 *Establishment and Amendment.* Adolph Coors Company, a Delaware corporation (hereinafter referred to, together with its Affiliated Corporations (as defined in subsection 2.1(a)) as the "Company" except where the context otherwise requires), has established the Adolph Coors Company Equity Incentive Plan (the "Plan") for certain employees of the Company. The Plan, which permits the grant of stock options and restricted stock awards to certain employees of the Company, was originally effective January 1, 1990. Pursuant to the power granted in Section 16, the Company hereby amends and restates the Plan in its entirety.

1.2 *Purposes.* The purposes of the Plan are to provide the employees selected for participation in the Plan with added incentives to continue in the service of the Company and to create in such employees a more direct interest in the future success of the operations of the Company by relating incentive compensation to the achievement of long-term corporate economic objectives, so that the income of such employees is more closely aligned with the income of the Company's shareholders. The Plan is also designed to attract employees and to retain and motivate participating employees by providing an opportunity for investment in the Company.

1.3 *Effective Date.* The original effective date of the Plan (the "Effective Date") was January 1, 1990. The Plan, as hereby amended and restated in its entirety, is effective August 14, 2003, and Corrected and Conformed June 30, 2004. The Plan, as amended and restated, and each option or other award granted hereunder is conditioned on and shall be of no force or effect until approval of the Plan by the holders of the shares of voting stock of the Company unless the Company, on the advice of counsel, determines that shareholder approval is not necessary.

Section 2
Definitions

2.1 *Definitions.* The following terms shall have the meanings set forth below:

(a) "*Affiliated Corporation*" means any corporation or other entity (including but not limited to a partnership) which is affiliated with Adolph Coors Company through stock ownership or otherwise and is designated as an "Affiliated Corporation" by the Board.

(b) "*Award*" means an Option or a Restricted Stock Award issued hereunder, an offer to purchase Stock made hereunder, or a grant of Stock made hereunder.

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Committee*" means a committee consisting of members of the Board who are empowered hereunder to take actions in the administration of the Plan. Members of the Committee shall be appointed from time to time by the Board, shall serve at the pleasure of the Board and may resign at any time upon written notice to the Board.

(e) "*Effective Date*" means the original effective date of the Plan, January 1, 1990.

(f) "*Eligible Employees*" means those employees (including, without limitation, officers and members of the Board who are also employees) of the Company or any division thereof, upon whose judgment, initiative and efforts the Company is, or will become, largely dependent for the

successful conduct of its business. For purposes of the Plan, an employee is any individual who provides services to the Company or any subsidiary or division thereof as a common law employee and whose remuneration is subject to the withholding of federal income tax pursuant to Section 3401 of the Code. Employee shall not include any individual (i) who provides services to the Company or any subsidiary or division thereof under an agreement, contract, or any other arrangement pursuant to which the individual is initially classified as an independent contractor or (ii) whose remuneration for services has not been treated initially as subject to the withholding of federal income tax pursuant to section 3401 of the Code even if the individual is subsequently reclassified as a common law employee as a result of a final decree of a court of competent jurisdiction or the settlement of an administrative or judicial proceeding. Leased employees shall not be treated as employees under this Plan.

(g) "*Fair Market Value*" means the average of the high and low sales prices for a share of Stock on the New York Stock Exchange on a particular date. If there are no Stock transactions on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were Stock transactions. In the event that the method for determining the Fair Market Value of a share of Stock provided for above shall not be practicable, then such Fair Market Value shall be determined by such other reasonable valuation method as the Committee shall, in its discretion, select and apply in good faith as of the given date. If, upon exercise of an Option, the exercise price is paid by a broker's transaction as provided in section 7.2(g)(ii)(D), Fair Market Value, for purposes of the exercise, shall be the price at which the Stock is sold by the broker.

(h) "*Internal Revenue Code*" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(i) "*Option*" means a right to purchase Stock at a stated price for a specified period of time. All Options granted under the Plan shall be "non-qualified stock options" whose grant is not intended to fall under the provisions of Section 422A of the Internal Revenue Code.

(j) "*Option Price*" means the price at which shares of Stock subject to an Option may be purchased, determined in accordance with subsection 7.2(b).

(k) "*Participant*" means an Eligible Employee designated by the Committee from time to time during the term of the Plan to receive one or more of the Awards provided under the plan.

(l) "*Restricted Stock Award*," means an award of Stock granted to a Participant pursuant to Section 8 that is subject to certain restrictions imposed in accordance with the provisions of such Section.

(m) "*Stock*" means the $.01 par value (non-voting) Class B Common Stock of the Company.

(n) "*Voting Stock*," means the $.01 par value (voting) Class A Common Stock of the Company.

2.2 *Gender and Number*. Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definition of any term herein in the singular shall also include the plural.

Section 3
Plan Administration

3.1 *General*. The Plan shall be administered by the Committee. In accordance with the provisions of the Plan, the Committee shall, in its sole discretion, select the Participants from among the Eligible Employees, determine the Options, Restricted Stock Awards and other Awards to be granted pursuant to the Plan, the number of shares of Stock to be issued thereunder and the time at

which such Options and Restricted Stock Awards are to be granted, fix the Option Price, period and manner in which an Option becomes exercisable, establish the duration and nature of Restricted Stock Award restrictions, establish the terms and conditions on which an offer to purchase Stock will be made, and establish such other terms and requirements of the various compensation incentives under the Plan as the Committee may deem necessary or desirable and consistent with the terms of the Plan. The Committee shall determine the form or forms of the agreements with Participants which shall evidence the particular provisions, terms, conditions, rights and duties of the Company and the Participants with respect to Awards granted pursuant to the Plan, which provisions need not be identical except as may be provided herein and may provide for the use of electronic, internet or other non–paper Award grants and acceptances by Participants. The Committee may from time to time adopt such rules and regulations for carrying out the purposes of the Plan as it may deem proper and in the best interests of the Company. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement entered into hereunder in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. No member of the Committee shall be liable for any action or determination made in good faith. The determinations, interpretations and other actions of the Committee pursuant to the provisions of the Plan shall be binding and conclusive for all purposes and on all persons.

3.2 *Delegation by Committee.* The Committee may, from time to time, delegate, to specified officers of the Company, the power and authority to grant Awards under the Plan to specified groups of employees, subject to such restrictions and conditions as the Committee, in its sole discretion, may impose. The delegation shall be as broad or as narrow as the Committee shall determine. To the extent that the Committee has delegated the authority to determine certain terms and conditions of an Award, all references in the Plan to the Committee's exercise of authority in determining such terms and conditions shall be construed to include the officer or officers to whom the Committee has delegated the power and authority to make such determination. The power and authority to grant Awards to any employee who is covered by Section 16(b) of the Securities Exchange Act of 1934 (the "1934 Act") shall not be delegated by the Committee.

3.3 *Claims.*

(a) A Participant who wishes to appeal any determination of the Committee concerning an Award granted pursuant to the Plan shall notify the Committee in a writing, which shall state the basis for the appeal. The appeal shall be filed with the Committee within 30 days after the date the Participant received the notice from the Committee. The written appeal may be filed by the Participant's authorized representative. The Committee shall review the appeal and issue its decision within 90 days after it receives the Participant's appeal. If the Committee needs additional time to review the appeal, it shall notify the Participant in writing and specify when it expects to render its decision. After completion of its review, the Committee shall notify the Participant of its decision in writing, which shall state the reasons for the Committee's decision.

(b) If, after the completion of the procedure set forth in the preceding paragraph, the Participant wishes to further pursue the appeal, the appeal shall be submitted to, and determined through, binding arbitration in Denver, Colorado in accordance with the arbitration procedures of the American Arbitration Association ("AAA") existing at the time the arbitration is conducted, before a single arbitrator chosen in accordance with AAA procedures. The decision of the arbitrator shall be enforceable as a court judgment.

Section 4
Stock Subject to the Plan

4.1 *Number of Shares.* Thirteen Million (13,000,000) shares of Stock are authorized for issuance under the Plan in accordance with the provisions of the Plan and subject to such restrictions or other

provisions as the Committee may from time to time deem necessary. This authorization may be increased from time to time by approval of the Board and by the shareholders of the Company if, in the opinion of counsel for the Company, such shareholder approval is required. Shares of Stock that may be issued upon exercise of Options, that are issued as Restricted Stock Awards, that are purchased under the Plan, and that are used as incentive compensation under the Plan shall be applied to reduce the maximum number of shares of Stock remaining available for use under the Plan. The Company shall at all times during the term of the Plan and while any Options are outstanding retain as authorized and unissued Stock at least the number of shares from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

4.2 *Other Shares of Stock.* Any shares of Stock that are subject to an Option that expires or for any reason is terminated unexercised, any shares of Stock that are subject to an Award (other than an Option) and that are forfeited, any shares of Stock withheld for the payment of taxes or received by the Company as payment of the exercise price of an Option and any shares that for any reason are not issued to an Eligible Employee or are forfeited shall automatically become available for use under the Plan. However, any shares of Stock that are subject to an Award (other than an Option) and that are forfeited and any shares of Stock that are withheld for the payment of taxes or received by the Company as payment of the exercise price of an Option shall be available for use under the Plan.

4.3 *Adjustments for Stock Split, Dividend, Etc.* If the Company shall at any time increase or decrease the number of its outstanding shares of Stock or change in any way the rights and privileges of such shares by means of the payment of a stock dividend or any other distribution upon such shares payable in Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Stock, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of the following shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and nonassessable at the time of such occurrence: (i) the shares of Stock as to which Awards may be granted under the Plan; (ii) the shares of the Stock then included in each outstanding Award granted hereunder; and (iii) the maximum number of Shares available for grant to any one person pursuant to Section 6.3 of the Plan.

4.4 *Other Distributions and Changes in the Stock.* If

(a) the Company shall at any time distribute with respect to the Stock assets or securities of persons other than the Company (excluding cash or distributions referred to in Section 4.3),

(b) the Company shall at any time grant to the holders of its Stock rights to subscribe *pro rata* for additional shares thereof or for any other securities of the Company, or

(c) there shall be any other change (except as described in Section 4.3), in the number or kind of outstanding shares of Stock or of any stock, or other securities into which the Stock shall be changed or for which it shall have been exchanged,

and if the Committee shall in its discretion determine that the event described in subsection (a), (b), or (c) above equitably requires an adjustment in the number or kind of shares subject to an Option or other Award, an adjustment in the Option Price or the taking of any other action by the Committee, including without limitation, the setting aside of any property for delivery to the Participant upon the exercise of an Option or the full vesting of an Award, then such adjustments shall be made, or other actions shall be taken, by the Committee and shall be effective for all purposes of the Plan and on each outstanding Option or Award that involves the particular type of stock for which a change was effected. Notwithstanding the foregoing provisions of this Section 4.4, pursuant to Section 8.3 below, a Participant holding Stock received as a Restricted Stock Award shall have the right to receive all amounts, including cash and property of any kind, distributed with respect to the Stock upon the Participant's becoming a holder of record of the Stock.

4.5 *General Adjustment Rules.* No adjustment or substitution provided for in this Section 4 shall require the Company to sell a fractional share of Stock under any Option, or otherwise issue a fractional share of Stock, and the total substitution or adjustment with respect to each Option and other Award shall be limited by deleting any fractional share. In the case of any such substitution or adjustment, the total Option Price for the shares of Stock then subject to the Option shall remain unchanged but the Option Price per share under each such Option shall be equitably adjusted by the Committee to reflect the greater or lesser number of shares of Stock or other securities into which the Stock subject to the Option may have been changed, and appropriate adjustments shall be made to Restricted Stock Awards to reflect any such substitution or adjustment.

4.6 *Determination by the Committee, Etc.* Adjustments under this Section 4 shall be made by the Committee, whose determinations with regard thereto shall be final and binding upon all parties thereto.

Section 5
[Reserved]

Section 6
Participation

6.1 *In General.* Participants in the Plan shall be those Eligible Employees who, in the judgment of the Committee, are performing, or during the term of their incentive arrangement will perform, vital services in the management, operation and development of the Company or an Affiliated Corporation, and significantly contribute, or are expected to significantly contribute, to the achievement of long–term corporate economic objectives. Participants may be granted from time to time one or more Awards; provided, however, that the grant of each such Award shall be separately approved by the Committee, and receipt of one such Award shall not result in automatic receipt of any other Award. Upon determination by the Committee that an Award is to be granted to a Participant, written notice shall be given to such person, specifying the terms, conditions, rights and duties related thereto. Each Participant shall, if required by the Committee, enter into an agreement with the Company, in such form as the Committee shall determine and that is consistent with the provisions of the Plan, specifying such terms, conditions, rights and duties. Notice of the grant of an Award to a Participant, the terms and conditions with respect to such Award, and the acceptance of the Award by the Participant may be accomplished through such electronic, internet or such other non–paper means as may be specified from time to time by the Committee for this purpose. Awards shall be deemed to be granted as of the date specified in the grant resolution of the Committee, which date shall be the date of any related agreement with the Participant. In the event of any inconsistency between the provisions of the Plan and any such agreement entered into hereunder, the provisions of the Plan shall govern.

6.2 *Restriction on Award Grants to Certain Individuals.* Notwithstanding the foregoing provisions of Section 6.1, no Awards shall be granted to any lineal descendant of Adolph Coors, Jr. without the prior written approval of counsel to the Company as to the effect of any such grant on the possible status of the Company as a "personal holding company" within the meaning of Section 542 of the Internal Revenue Code.

6.3 *General Restrictions on Awards.* Awards covering no more than 500,000 shares of Stock may be granted to any Participant under this Plan during any calendar year.

Section 7
Stock Options

7.1 *Grant of Stock Options.* Coincident with or following designation for participation in the Plan, a Participant may be granted one or more Options. In no event shall the exercise of one Option affect the right to exercise any other Option or affect the number of shares of Stock for which any other Option may be exercised, except as provided in subsection 7.2(j).

7.2 *Stock Option Certificates.* Each Option granted under the Plan shall be evidenced by a written stock option certificate or agreement. A stock option certificate or agreement shall be issued by the Company in the name of the Participant to whom the Option is granted (the "Option Holder") and shall incorporate and conform to the conditions set forth in this Section 7.2, as well as such other terms and conditions, not inconsistent herewith, as the Committee may consider appropriate in each case.. The grant of options may be reflected through the use of electronic, internet or such other non--paper means of communication as may be approved from time to time for this purpose by the Committee and the terms and conditions of such Options, as well as the acceptance of such terms and conditions by the Option Holders, may be accomplished through the use of electronic transmissions and signatures, as may be specified from time to time by the Committee. References herein to the use of a stock option agreement or a stock option certificate shall include any such electronic documentation as may be established and approved for this purpose from time to time by the Committee.

(a) *Number of Shares.* Each stock option certificate or agreement shall state that it covers a specified number of shares of the Stock, as determined by the Committee.

(b) *Price.* The price at which each share of Stock covered by an Option may be purchased shall be determined in each case by the Committee and set forth in the stock option certificate or agreement.

(c) *Duration of Options; Restrictions on Exercise.* Each stock option certificate or agreement shall state the period of time, determined by the Committee, within which the Option may be exercised by the Option Holder (the "Option Period"), and shall also set forth any installment or other restrictions on Option exercise during such period, if any, as may be determined by the Committee.

(d) *Termination of Employment, Death, Disability, Etc.* The Committee may specify and cause to be reflected in the Option certificate or agreement the period, if any, during which an Option may be exercised following termination of the Option Holder's services. The effect of this subsection 7.2(d) shall be limited to determining the consequences of a termination and nothing in this subsection 7.2(d) shall restrict or otherwise interfere with the Company's discretion with respect to the termination of any individual's services. If the Committee does not otherwise specify, the following shall apply:

(i) If the employment of the Option Holder is terminated within the Option Period for cause, as determined by the Company, the Option shall thereafter be void for all purposes. As used in this subsection 7.2(d)(i), "cause" shall mean a gross violation, as determined by the Company, of the Company's established policies and procedures.

(ii) If the Option Holder retires from employment by the Company or its affiliates during the Option Period pursuant to the Company's retirement policy, or if the Option Holder becomes disabled (as determined pursuant to the Company's Long–Term Disability Plan), the Option may be exercised by the Option Holder, or in the case of death by the persons specified in subsection (iii) of this subsection 7.2(d), within thirty–six months following his or her retirement or disability (provided that such exercise must occur within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the

shares as to which the Option had become exercisable on or before the date of the Option Holder's termination of employment.

(iii) If the Option Holder dies during the Option Period while still employed or within the period referred to in (iv) below, or within the thirty–six–month period referred to in (ii) above, the Option may be exercised by those entitled to do so under the Option Holder's will or by the laws of descent and distribution within fifteen months following the Option Holder's death, (provided that such exercise must occur within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date of the Option Holder's death.

(iv) If the employment of the Option Holder by the Company is terminated (which for this purpose means that the Option Holder is no longer employed by the Company or by an Affiliated Corporation) within the Option Period for any reason other than cause, retirement pursuant to the Company's retirement policy, disability or the Option Holder's death, the Option may be exercised by the Option Holder (A) in the case of an Option granted on or after January 1, 2000, within one year following the date of such termination (provided that such exercise must occur within the Option Period), but not thereafter, and (B) in the case of an Option granted prior to January 1, 2000, within three months following the date of such termination (provided that such exercise must occur within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date of termination of employment.

(e) *Transferability.*

(i) Except as specifically provided in subsection 7.2(e)(ii) below, an Option shall not be transferable by the Option Holder except by will or pursuant to the laws of descent and distribution. An Option shall be exercisable during the Option Holder's lifetime only by him or her, or in the event of Disability or incapacity, by his or her guardian or legal representative. The Option Holder's guardian or legal representative shall have all of the rights of the Option Holder under this Plan.

(ii) The Committee may, however, provide at the time of grant or thereafter that the Option Holder may transfer an Option to a member of the Option Holder's immediate family, a trust of which members of the Option Holder's immediate family are the only beneficiaries, or a partnership of which members of the Option Holder's immediate family or trusts for the sole benefit of the Option Holder's immediate family are the only partners (the "InterVivos Transferee"). Immediate family means the Option Holder's spouse, issue (by birth or adoption), parents, grandparents, siblings (including half brothers and sisters and adopted siblings) and nieces and nephews. No transfer shall be effective unless the Option Holder shall have notified the Company of the transfer in writing and has furnished a copy of the documents that effect the transfer to the Company. The InterVivos Transferee shall be subject to all of the terms of this Plan and the Option, including, but not limited to, the vesting schedule, termination provisions, and the manner in which the Option may be exercised. The Committee may require the Option Holder and the InterVivos Transferee to enter into an appropriate agreement with the Company providing for, among other things, the satisfaction of required tax withholding with respect to the exercise of the transferred Option and the satisfaction of any Stock retention requirements applicable to the Option Holder, together with such terms and conditions as may be specified by the Committee. Except to the extent provided otherwise in such agreement, the InterVivos Transferee shall have all of the rights and obligations of the Option Holder under this Plan.

(f) [Reserved]

(g) *Exercise, Payments, Etc.*

(i) Each stock option certificate or agreement shall provide that the method for exercising the Option granted therein shall be by delivery to the Corporate Secretary of the Company of written notice specifying the number of shares with respect to which such Option is exercised and payment of the Option Price. Each stock option certificate or agreement shall provide that the method for exercising the Option granted therein shall be by delivery to the Corporate Secretary of the Company of written (or other method approved by the Committee) notice specifying the number of shares with respect to which such Option is exercised and payment of the Option Price. For purposes of notification of exercise of an Option, the Option Holder may use such means of electronic communication as may be approved from time to time by the Committee, which may include notice of exercise through the use of electronic, internet or other computer communications. Such notice shall be in a form satisfactory to the Committee and shall specify the particular Option (or portion thereof) which is being exercised and the number of shares with respect to which the Option is being exercised. The exercise of the Stock Option shall be deemed effective upon receipt of such notice by the Corporate Secretary and payment to the Company. If requested by the Company, such notice shall contain the Option Holder's representation that he or she is purchasing the Stock for investment purposes only and his or her agreement not to sell any Stock so purchased in any manner that is in violation of the Securities Act of 1933, as amended, or any applicable state law. Such restrictions, or notice thereof, shall be placed on the certificates representing the Stock so purchased. The purchase of such Stock shall take place at the principal offices of the Company upon delivery of such notice, at which time the purchase price of the Stock shall be paid in full by any of the methods or any combination of the methods set forth in (ii) below. A properly executed certificate or certificates representing the Stock shall be issued by the Company and delivered to the Option Holder. If certificates representing Stock are used to pay all or part of the exercise price, separate certificates for the same number of shares of Stock shall be issued by the Company and delivered to the Option Holder representing each certificate used to pay the Option Price, and an additional certificate shall be issued by the Company and delivered to the Option Holder representing the additional shares, in excess of the Option Price, to which the Option Holder is entitled as a result of the exercise of the Option (the "Additional Shares"). Notwithstanding the foregoing, if a Participant has validly elected, in accordance with the provisions of the Adolph Coors Company Deferred Compensation Plan, or any successor plan, to defer the receipt of such Additional Shares, then such Additional Shares shall be issued and delivered to the trustee of the trust formed pursuant to the provisions of such Deferred Compensation Plan, or otherwise deferred in accordance with the provisions of such Deferred Compensation Plan, and the rights of the Participant with respect to such Additional Shares shall be determined in accordance with the provisions of the Deferred Compensation Plan.

(ii) The exercise price shall be paid by any of the following methods or any combination of the following methods:

(A) in cash;

(B) by certified or cashier's check payable to the order of the Company;

(C) by delivery to the Company of certificates representing the number of shares then owned by the Option Holder, the Fair Market Value of which equals the purchase price of the Stock purchased pursuant to the Option, properly endorsed for transfer to the Company; provided however, that no Option may be exercised by delivery to the Company of certificates representing Stock, unless such Stock has been held by the Option Holder for more than six months; for purposes of this Plan, the Fair Market

Value of any shares of Stock delivered in payment of the purchase price upon exercise of the Option shall be the Fair Market Value as of the exercise date; the exercise date shall be the day of delivery of the certificates for the Stock used as payment of the Option Price; or

(D) by delivery to the Company of a properly executed notice of exercise together with irrevocable instructions to a broker to deliver to the Company promptly the amount of the proceeds of the sale of all or a portion of the Stock or of a loan from the broker to the Option Holder necessary to pay the exercise price.

(h) *Date of Grant.* An option shall be considered as having been granted on the date specified in the grant resolution of the Committee.

(i) *Tax Withholding.* Each stock option certificate or agreement shall provide that, upon exercise of the Option, the Option Holder shall make appropriate arrangements with the Company to provide for the amount of additional withholding required by Sections 3102 and 3402 of the Internal Revenue Code and applicable state income tax laws, including payment of such taxes through delivery of shares of Stock, or by one of the methods provided in Section 17, as may be permitted by the Committee in its sole discretion provided, however, that any such payment of withholding taxes must satisfy the Company's insider trading policies requirements of applicable law, including but not limited to the provisions of the Sarbanes-Oxley Act of 2002.

(j) *Issuance of Additional Option.* If an Option Holder pays all or any portion of the exercise price of an Option with Stock, or pays all or any portion of the applicable withholding taxes with respect to the exercise of an Option with Stock which has been held by the Option Holder for more than six months, the Committee shall grant to such Option Holder a new Option covering the number of shares of Stock used to pay such exercise price and/or withholding tax. The new Option shall have an Option Price per share equal to the Fair Market Value of a share of Stock on the date of the exercise of the Option and shall have the same terms and provisions as the Option, except as otherwise determined by the Committee in its sole discretion. Effective for Options granted on and after January 1, 1994, this subsection 7.2(j) shall be null and void.

7.3 *Shareholder Privileges.* No Option Holder shall have any rights as a shareholder with respect to any shares of Stock covered by an Option until the Option Holder becomes the holder of record of such Stock, and no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date such Option Holder becomes the holder of record of such Stock, except as provided in Section 4.

Section 8

Restricted Stock Awards

8.1 *Grant of Restricted Stock Awards.* Coincident with or following designation for participation in the Plan, the Committee may grant a Participant one or more Restricted Stock Awards consisting of shares of Stock. The number of shares granted as a Restricted Stock Award shall be determined by the Committee.

8.2 *Restrictions.* A Participant's right to retain a Restricted Stock Award granted to him under Section 8.1 shall be subject to such restrictions, including but not limited to his continuous employment by the Company or an Affiliated Corporation for a restriction period specified by the Committee or the attainment of specified performance goals and objectives, as may be established by the Committee with respect to such award. The Committee may in its sole discretion require different periods of employment or different performance goals and objectives with respect to different Participants, to different Restricted Stock Awards or to separate, designated portions of the Stock shares constituting a Restricted Stock Award. In the event of the death or disability (as defined in subsection 7.2(d)) of a

Participant, or the retirement of a Participant in accordance with the Company's established retirement policy, all employment period and other restrictions applicable to Restricted Stock Awards then held by him shall lapse with respect to a pro rata part of each such Award based on the ratio between the number of full months of employment completed at the time of termination of employment from the grant of each Award to the total number of months of employment required for such Award to be fully nonforfeitable, and such portion of each such award shall become fully nonforfeitable. The remaining portion of each such Award shall be forfeited and shall be immediately returned to the Company. In the event of a Participant's termination of employment for any other reason, any Restricted Stock Awards as to which the employment period or other restrictions have not been satisfied (or waived or accelerated as provided herein) shall be forfeited, and all shares of Stock related thereto shall be immediately returned to the Company.

8.3 *Privileges of a Stockholder, Transferability.* A Participant shall have all voting, dividend, liquidation and other rights with respect to Stock in accordance with its terms received by him as a Restricted Stock Award under this Section 8 upon his becoming the holder of record of such Stock; provided, however, that the Participant's right to sell, encumber, or otherwise transfer such Stock shall be subject to the limitations of Sections 9 and 11.2.

8.4 *Enforcement of Restrictions.* The Committee shall cause a legend to be placed on the Stock certificates issued pursuant to each Restricted Stock Award referring to the restrictions provided by Section 8.2 and 8.3 and, in addition, may in its sole discretion require one or more of the following methods of enforcing the restrictions referred to in Sections 8.2 and 8.3:

(a) Requiring the Participant to keep the Stock certificates, duly endorsed, in the custody of the Company while the restrictions remain in effect; or

(b) Requiring that the Stock certificates, duly endorsed, be held in the custody of a third party while the restrictions remain in effect.

Section 9
Purchase of Stock

9.1 *General.* From time to time the Company may make an offer to certain Participants, designated by the Committee in its sole discretion, to purchase Stock from the Company. The number of shares of Stock offered by the Company to each selected Participant shall be determined by the Committee in its sole discretion. The purchase price for the Stock shall be as determined by the Committee in its sole discretion and may be less than the Fair Market Value of the Stock. The Participants who accept the Company's offer shall purchase the Stock at the time designated by the Committee. The purchase shall be on such additional terms and conditions as may be determined by the Committee in its sole discretion.

9.2 *Other Terms.* The Committee may, in its sole discretion, grant Options, Restricted Stock, or any combination thereof, on terms and conditions determined by the Committee, in its sole discretion, to the Participants who purchase Stock pursuant to Section 9.1.

Section 10
Other Common Stock Grants

From time to time during the duration of this Plan, the Board may, in its sole discretion, adopt one or more incentive compensation arrangements for Participants pursuant to which the Participants may acquire shares of Stock, whether by purchase, outright grants, or otherwise. Any such arrangements shall be subject to the general provisions of this Plan and all shares of Stock issued pursuant to such arrangements shall be issued under this Plan.

Section 11
Company Right To Purchase Stock

11.1 *Right of First Refusal.* (a) The Committee may, in its sole discretion, provide at the time of the grant of an Award and cause to be reflected in the certificate or agreement with respect to such Award that the Stock acquired pursuant to the Plan shall be subject to the Company's right of first refusal set forth in the following subsections of this Section 11.1. The Committee may also, in its sole discretion, waive the Company's rights under this Section 11 with respect to outstanding Awards and may modify outstanding Awards accordingly.

(b) In the event of the death of a Participant, or if a Participant at any time proposes to transfer any of the Stock acquired pursuant to the Plan to a third party, the Participant (or his personal representative or estate, as the case may be) shall make a written offer (the "Offer") to sell all of the Stock acquired pursuant to the Plan then owned by the Participant (or thereafter acquired by the Participant's estate or personal representative pursuant to any Award hereunder) to the Company at the "purchase price" as hereinafter defined. In the case of a proposed sale of any of the Stock to a third party, the Offer shall state the name of the proposed transferee and the terms and conditions of the proposed transfer. In the case of a proposed sale through or to a registered broker/dealer, the Offer shall state the name and address of the broker. The Company shall have the right to elect to purchase all (but not less than all) of the shares of Stock. The Company shall have the right to elect to purchase the shares of Stock for a period of ten (10) days after the receipt by the Company of the Offer. The provisions of this Section 11 shall apply to proposed sales through or to a registered broker/dealer at the prevailing market price, even if the prevailing market price should fluctuate between the date the Company receives the Offer and the date the Company elects to purchase the shares of Stock. In all cases, the purchase price for the Stock shall be determined pursuant to subsection 11.1(e).

(c) The Company shall exercise its right to purchase the Stock by given written notice of its exercise to the Participant (or his personal representative or estate, as the case may be). If the Company elects to purchase the Stock, payment for the shares of Stock shall be made in full by Company check. Any such payments shall be made within ten (10) days after the election to purchase has been exercised.

(d) If the Stock is not purchased pursuant to the foregoing provisions, the shares of Stock may be transferred by the Participant to the proposed transferee named in the Offer to the Company, in the case of a proposed sale to a third party. However, if such transfer is not made within 120 days following the termination of the Company's right to purchase, a new offer must be made to the Company before the Participant can transfer any portion of his shares and the provisions of this Section 11 shall again apply to such transfer. If the Company's right of first refusal under this Section 11 is created by an event other than a proposed transfer to a third party, the shares of Stock shall remain subject to the provisions of this Section 11 in the hands of the registered owner of the Stock.

(e) The purchase price for each share of Stock purchased by the Company pursuant to this Section 11 shall be equal to the Fair Market Value of the Stock on the date the Company receives the Offer under subsection 11.1(a).

11.2 *Marking of Certificates.* The Committee shall require that certificates representing shares of Stock acquired pursuant to this Plan that are subject to the provisions of subsections 11.1(b) through (e) bear the following legend:

> The shares of stock represented by this Certificate are subject to all the terms of the Adolph Coors Company Equity Incentive Plan, as the Plan may be amended from time to time (the "Plan") and to the terms of a [Non-Qualified Stock Option Agreement] [

Restricted Stock Agreement] [Stock Purchase Agreement] between the Company and the Participant (the "Agreement"). Copies of the Plan and the Agreement are on file at the office of the Company. The Plan and the Agreement, among other things, limit the right of the Owner to transfer the shares represented hereby and provides that in certain circumstances the shares may be purchased by the Company.

Section 12

Change of Control

12.1 *In General.* In the event of a Change of Control of the Company as defined in Section 12.3, then, subject to the provisions of Section 12.2, (a) all Options shall become immediately exercisable in full during the remaining term thereof, and shall remain so, whether or not the Participants to whom such Options have been granted remain employees of the Company or an Affiliated Corporation; and (b) all restrictions with respect to outstanding Restricted Stock Awards shall immediately lapse. The Committee shall, in the event of a Change of Control of the Company, either (x) make appropriate provision for the adoption and continuation of the Plan and the outstanding Options by the acquiring or successor corporation and for the protection of outstanding Options by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated or other reorganized corporation that will be issuable with respect to the Stock, provided that the excess of the aggregate Fair Market Value of the shares subject to the Options immediately after such substitution over the Option Price thereof is not less than the excess of the aggregate Fair Market Value of the shares subject to such Options immediately before such substitution over the Option Price thereof, or (y) upon written notice to the Participants, provide that all unexercised Options must be exercised within a specified number of days (not less than ninety (90)) of the date of such notice or they will be terminated.

12.2 *Limitation on Payments.* If the provisions of Section 12 would result in the receipt by any Participant of a payment within the meaning of Section 280G of the Internal Revenue Code and the regulations promulgated thereunder and if the receipt of such payment by any Participant would, in the opinion of independent tax counsel of recognized standing selected by the Company, result in the payment by such Participant of any excise tax provided for in Section 4999 of the Internal Revenue Code, then either (a) the amount of such payment shall be reduced in the manner determined by the Committee to the extent required, in the opinion of such independent tax counsel, to prevent the imposition of such excise tax; or (b) the amount of such payment shall not be reduced, depending upon whichever approach results in the greatest net after-tax benefit to the Participant, as determined by such independent tax counsel.

12.3 *Definitions.* (a) For purposes of the Plan, a "Change of Control" shall occur if:

(i) a Person or Persons become(s) the direct or indirect Beneficial Owner of more than 20% of the total voting power of the Voting Stock of the Company at a time when the Existing Shareholder does not hold more than 50% of the voting power of the Voting Stock of the Company, provided that any such acquisition of beneficial ownership of Voting Stock by any of the following Persons shall not by itself constitute a Change of Control hereunder: (i) the Company or one of its wholly-owned subsidiaries or (ii) any employee benefit plan (or related trust) sponsored or maintained by the Company or one of its wholly-owned subsidiaries;

(ii) the Company consummates a merger, reorganization, recapitalization, joint venture, consolidation, share exchange, business combination or similar form of corporate transaction involving the Company (each, a "Business Combination") unless, immediately following such Business Combination, more than 50% of the voting power of the then outstanding Voting Stock of the Person resulting from consummation of such Business Combination (including,

without limitation, any parent or ultimate parent corporation of such Person that as a result of such transaction owns directly or indirectly the Company and all or substantially all of the Company's assets) is held by the Existing Shareholder.

(iii) individuals who constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to February 14, 2002, whose election or nomination for election was approved by a vote of at least two–thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iv) the shareholders of the Company approve a dissolution or liquidation involving all or substantially all of the Company's assets, or the Company consummates the sale of all or substantially all of the Company's assets to a Person, unless more than 50% of the voting power of the Voting Stock of such Person is held directly or indirectly by the Existing Shareholder.

(b) For purposes of this Section 12.3, the following definitions are applicable:

(i) "*Beneficial Owner and Beneficially Own*" mean beneficial ownership as defined in Rules 13d–3 and 13d–5 under the Securities Exchange Act of 1934, except that a person shall be deemed to beneficially own all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

(ii) "*Company Common Stock*" means the Company's Class B Common Stock and any other common stock (whether voting or non–voting) that may be hereafter issued.

(iii) "*Existing Shareholder*" shall mean the Adolph Coors, Jr. Trust and any successor trust thereto the primary beneficiaries of which are descendants of Adolph Coors, Sr.

(iv) "*Person*" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act).

(v) "*Voting Stock*" means any and all shares, interests, participants, rights in or other equivalents of capital stock and warrants or options exchangeable for or convertible into such capital stock which ordinarily have the power to vote for the election of directors, managers or other voting members of the governing body (the "Governing Board") of a Person.

Section 13
Rights of Employees; Participants

13.1 *Employment.* Nothing contained in the Plan or in any Option or Restricted Stock Award granted under the Plan shall confer upon any Participant any right with respect to the continuation of his or her employment by the Company or any Affiliated Corporation, or interfere in any way with the right of the Company or any Affiliated Corporation, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Option or Restricted Stock Award. Whether an authorized leave of absence, or absence in military or government service, shall constitute a termination of employment shall be determined by the Committee at the time.

13.2 *Nontransferability.* Except as provided otherwise by the Committee at the time of grant or thereafter, no right or interest of any Participant in an Option or a Restricted Stock Award (prior to the completion of the restriction period applicable thereto), granted pursuant to the Plan, shall be assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily, or subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Participant's death, a Participant's rights and interests in Options and Restricted Stock Awards shall, to the extent provided in Sections 7, 8 and 9, be transferable by testamentary will or the laws of descent and distribution, and payment of any amounts due under the Plan shall be made to, and exercise of any Options may be made by, the Participant's legal representatives, heirs and legatees. If in the opinion of the Committee a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for his affairs because of mental condition, physical condition or age, payment due such person may be made to, and such rights shall be exercised by, such person's guardian, conservator or other legal personal representative upon furnishing the Committee with evidence satisfactory to the Committee of such status.

Section 14
General Restrictions

14.1 *Investment Representations.* The Company may require any person to whom an Option, Restricted Stock Award, or Stock is granted, or to whom Stock is sold, as a condition of exercising such Option or receiving such Restricted Stock Award or Stock, or purchasing such Stock, to give assurances in substance and form satisfactory to the Company and its counsel to the effect that such person is acquiring the Stock subject to the Option, Restricted Stock Award, Stock grant, or purchase of Stock, for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with Federal and applicable state securities laws.

14.2 *Compliance with Securities Laws.* Each Option and Restricted Stock Award, and Stock grant or purchase shall be subject to the requirement that, if any time counsel to the Company shall determine that the listing, registration or qualification of the shares subject to such Option, Restricted Stock Award, Stock grant or purchase upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance or purchase of shares thereunder, such Option Restricted Stock Award, or Stock grant or purchase may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration or qualification.

14.3 *Changes in Accounting Rules.* Notwithstanding any other provision of the Plan to the contrary, if, during the term of the Plan, any changes in the financial or tax accounting rules applicable to Options or Restricted Stock Awards shall occur that, in the sole judgment of the Committee, may have a material adverse effect on the reported earnings, assets or liabilities of the Company, the Committee shall have the right and power to modify as necessary, any then outstanding and unexercised Options and outstanding Restricted Stock Awards as to which the applicable employment or other restrictions have not been satisfied.

Section 15
Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option, the sale of shares received upon such exercise, the vesting in any Restricted

Stock Award, or the purchase or grant of Stock, shall not constitute "earnings" with respect to which any other employee benefits of such employee are determined, including without limitation benefits under any pension, profit sharing, life insurance or salary continuation plan.

Section 16

Plan Amendment, Modification and Termination

The Board may at any time terminate, and from time to time may amend or modify the Plan provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders if shareholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements, or if the Company, on the advice of counsel, determines that shareholder approval is otherwise necessary or desirable.

No amendment, modification or termination of the Plan shall in any manner adversely affect any Options, Restricted Stock Awards or Stock theretofore granted or purchased under the Plan, without the consent of the Participant holding such Options, Restricted Stock Awards or Stock.

Section 17

Withholding

17.1 *Withholding Requirement.* The Company's obligations to deliver shares of Stock upon the exercise of any Option, the vesting of any Restricted Stock Award, or the grant or purchase of Stock shall be subject to the Participant's satisfaction of all applicable federal, state and local income and other tax withholding requirements.

17.2 *Methods of Withholding.* The withholding obligation with respect to the taxation of Awards hereunder shall be satisfied either by (a) having the Company withhold from the shares otherwise issuable to the Participant shares of Stock having a value equal to the amount required to be withheld, (b) having the Participant pay the amount of such withholding directly to the Company in cash, by certified check, cashier's check or other check acceptable to the Company, (c) in the case of withholding required upon exercise of an Option through delivery of shares of previously owned Stock, or (d) such other arrangements satisfactory to the Company as may be approved by the Committee, in each case as may be elected by the Participant in accordance with such procedures as may be approved from time to time for this purpose by the Committee, provided, however, that any such method of withholding taxes must comply with the Company's insider trading policies and the requirements of applicable law, including but not limited to the provisions of the Sarbanes–Oxley Act of 2002. If shares of Stock are withheld, the value of shares of Stock to be withheld shall be based on the Fair Market Value of the Stock on the date that the amount of tax to be withheld is to be determined.

Section 18

Requirements of Law

18.1 *Requirements of Law.* The issuance of Stock and the payment of cash pursuant to the Plan shall be subject to all applicable laws, rules and regulations.

18.2 *Federal Securities Law Requirements.* If a Participant is an executive officer or director of the Company within the meaning of Section 16, the Committee may require that Awards granted hereunder shall be subject to all conditions required under Rule 16b–3, or any successor rule promulgated under the 1934 Act, to qualify the Award for any exception from the provisions of Section 16(b) of the 1934 Act available under that Rule. Such conditions shall be set forth in the agreement with the Participant which describes the Award.

18.3 *Governing Law.* The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Delaware.

Section 19

Duration of the Plan

The Plan shall terminate at such time as may be determined by the Board of Directors, and no Option or Restricted Stock Award, or Stock shall be granted or purchased after such termination. Options and Restricted Stock Awards outstanding at the time of the Plan termination may continue to be exercised, or become free of restrictions, or paid, in accordance with their terms.

Dated: ________________________

ATTEST: ________________________

ADOLPH COORS COMPANY
By: ________________________

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ADOLPH COORS COMPANY EQUITY INCENTIVE PLAN



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-10.3

EXHIBIT 10.3
10-Q Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



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Exhibit 10.3

ADOLPH COORS COMPANY

EQUITY COMPENSATION PLAN FOR NON–EMPLOYEE DIRECTORS

Amended and Restated
Effective November 13, 2003
As Corrected and Conformed
June 30, 2004

TABLE OF CONTENTS

	Page
SECTION 1 INTRODUCTION	1
1.1 Establishment	1
1.2 Purposes	1
1.3 Effective Date	1
SECTION 2 DEFINITIONS	1
2.1 Definitions	1
2.2 Gender and Number	2
SECTION 3 PLAN ADMINISTRATION	2
SECTION 4 STOCK SUBJECT TO THE PLAN	2
4.1 Number of Shares	2
4.2 Other Shares of Stock	3
4.3 Adjustments for Stock Split, Stock Dividend, Etc	3
4.4 Other Distributions and Changes in the Stock	3
4.5 General Adjustment Rules	3
4.6 Determination by the Board	4
SECTION 5 PARTICIPATION	4
5.1 In General	4
5.2 Restriction on Award Grants to Certain Individuals	4
SECTION 6 OPTIONS	4
6.1 Grant	4
6.2 Terms	4
6.3 Shareholder Privileges	7
SECTION 7 RESTRICTED STOCK AWARDS	7
7.1 Grant of Restricted Stock	7
7.2 Restrictions	7
7.3 Lapse of Restrictions	7
7.4 Privileges of a Stockholder, Transferability	7
7.5 Enforcement of Restrictions	7
SECTION 8 CHANGE OF CONTROL	7
8.1 Reorganization	7
8.2 Change of Control	8
SECTION 9 RIGHTS OF DIRECTORS	9
9.1 Retention as Director	9
9.2 Nontransferability	9
SECTION 10 COMPANY RIGHT TO PURCHASE STOCK	9
10.1 Right of First Refusal	9
10.2 Marking of Certificates	10
SECTION 11 GENERAL RESTRICTIONS	10
11.1 Investment Representations	10
11.2 Compliance with Securities Laws	11
11.3 Changes in Accounting Rules	11
11.4 Withholding of Tax	11

SECTION 12 PLAN AMENDMENT, MODIFICATION AND TERMINATION 11

SECTION 13 REQUIREMENTS OF LAW 11
13.1 Requirements of Law 11
13.2 Federal Securities Law Requirements 11
13.3 Governing Law 11

SECTION 14 DURATION OF THE PLAN 11

ADOLPH COORS COMPANY EQUITY COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Amended and Restated
Effective November 13, 2003
As Corrected and Conformed
June 30, 2004

SECTION 1
INTRODUCTION

1.1 *Establishment.* Adolph Coors Company, a Delaware corporation (the "Company"), established the Adolph Coors Company Equity Compensation Plan for Non-Employee Directors (the "Plan") effective May 16, 1991, for those directors ("Directors") of the Company who are neither officers nor employees of the Company. The Plan is hereby amended and restated in its entirety, effective November 13, 2003, and as corrected and conformed June 30, 2004 to provide for the grant of non-qualified stock options and restricted stock awards to Directors of the Company.

1.2 *Purposes.* The purposes of the Plan are to encourage the Directors to own shares of the Company's stock and thereby to align their interests more closely with the interests of the other shareholders of the Company, to encourage the highest level of Director performance by providing the Directors with a direct interest in the Company's attainment of its financial goals, and to provide a financial incentive that will help attract and retain the most qualified Directors.

1.3 *Effective Date.* The effective date of the amended and restated Plan is November 13, 2003. The amended and restated Plan and each award granted under the amended and restated Plan is conditioned on and shall be of no force or effect until approval of the Plan by the holders of a majority of the shares of voting stock of the Company, unless the Company, on the advice of counsel, determines that shareholder approval is not necessary.

SECTION 2
DEFINITIONS

2.1 *Definitions.* The following terms shall have the meanings set forth below:

(a) *"Affiliated Corporation"* means any corporation or other entity that is affiliated with the Company through stock ownership or otherwise and is designated as an "Affiliated Corporation" by the Board.

(b) *"Award"* means an Option or a Restricted Stock Award issued hereunder.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Director"* means a member of the Board who is neither an officer nor an employee of the Company. For purposes of the Plan, an employee is an individual whose wages are subject to the withholding of federal income tax under section 3401 of the Internal Revenue Code, and an officer is an individual elected or appointed by the Board or chosen in such other manner as may be prescribed in the bylaws of the Company to serve as such.

(e) *"Disability"* means a physical or mental condition of a Director that is determined by the Social Security Administration to entitle the Director to a Social Security disability benefit.

(f) *"Fair Market Value"* means the average of the highest and lowest sales prices for a share of Stock on the New York Stock Exchange on a particular date. If there are no Stock transactions

on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were Stock transactions. In the event that the method for determining the Fair Market Value of a share of Stock provided above shall not be practicable, then such Fair Market Value shall be determined by such other reasonable valuation method as the Board shall, in its discretion, select and apply in good faith as of the given date. If, upon exercise of an Option, the exercise price is paid by a broker's transaction as provided in Section 6.2(f), Fair Market Value, for purposes of the exercise, shall be the price at which the Stock is sold by the broker.

(g) "*Internal Revenue Code*" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(h) "*Option*" means the right to purchase Stock at a stated price for a specified period of time. All Options granted under the Plan shall be "non-qualified stock options" whose grant is not intended to fall under the provisions of section 422(a) of the Internal Revenue Code.

(i) "*Option Price*" means the price at which shares of Stock subject to an Option may be purchased, determined in accordance with Section 6.2(b).

(j) "*Restricted Stock Award*" means an award of Stock granted to a Director pursuant to Section 7 that is subject to certain restrictions imposed by the Board in accordance with the provisions of the Plan.

(k) "*Stock*" means the $.01 par value (non-voting) Class B Common Stock of the Company.

(l) "*Voting Stock*" means the $.01 par value (voting) Class A Common Stock of the Company.

2.2 *Gender and Number*. Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definition of any term herein in the singular shall also include the plural.

SECTION 3
PLAN ADMINISTRATION

The Board shall be responsible for the administration of the Plan. The Board, by majority action thereof, is authorized to grant Options and Restricted Stock Awards to one or more Directors, as determined in their sole discretion, and to interpret the Plan, prescribe, amend and rescind rules and regulations relating to the Plan, provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company and make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. The Board shall determine the form or forms of the agreements with Directors which shall evidence the particular provisions, terms, conditions, rights and duties of the Company and the Directors with respect to Awards granted pursuant to the Plan, which provisions need not be identical except as may be provided herein. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement entered into hereunder in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. No member of the Board shall be liable for any action or determination made in good faith. The determinations, interpretations and other actions of the Board pursuant to the provisions of the Plan shall be binding and conclusive for all purposes and on all persons.

SECTION 4
STOCK SUBJECT TO THE PLAN

4.1 *Number of Shares*. Sixty thousand (60,000) shares of Stock are authorized for issuance under the Plan in accordance with the provisions of the Plan and subject to such restrictions or other provisions as the Board may from time to time deem necessary. This authorization may be increased

from time to time by approval of the Board and by the shareholders of the Company if, in the opinion of counsel for the Company, such shareholder approval is required. Shares of Stock that may be issued upon exercise of Options and that are issued as Restricted Stock Awards shall be applied to reduce the maximum number of shares of Stock remaining available for use under the Plan. The Company shall at all times during the term of the Plan retain as authorized and unissued Stock at least the number of shares from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

4.2 *Other Shares of Stock.* Any shares of Stock that are subject to an Option that expires or for any reason is terminated unexercised and any shares of Stock that are subject to a Restricted Stock Award and which are forfeited, and any shares of Stock that for any other reason are not issued to a Director, shall automatically become available for use under the Plan.

4.3 *Adjustments for Stock Split, Stock Dividend, Etc.* If the Company shall at any time increase or decrease the number of its outstanding shares of Stock or change in any way the rights and privileges of such shares by means of the payment of a stock dividend or any other distribution upon such shares payable in Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Stock, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of the following shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and nonassessable at the time of such occurrence: (i) the shares of Stock as to which Awards may be granted under the Plan; (ii) the number of shares of Stock subject to the automatic grant of Options to Directors in accordance with the provisions of Section 6; and (iii) the shares of the Stock then included in each outstanding Award granted hereunder.

4.4 *Other Distributions and Changes in the Stock.* If

(a) the Company shall at any time distribute with respect to the Stock assets or securities of persons other than the Company (excluding cash or distributions referred to in Section 4.3),

(b) the Company shall at any time grant to the holders of its Stock rights to subscribe *pro rata* for additional shares thereof or for any other securities of the Company, or

(c) there shall be any other change (except as described in Section 4.3), in the number or kind of outstanding shares of Stock or of any stock or other securities into which the Stock shall be changed or for which it shall have been exchanged,

and if the Board shall in its discretion determine that the event described in subsection (a), (b), or (c) above equitably requires an adjustment in the number or kind of shares subject to an Option or other Award, an adjustment in the Option Price or the taking of any other action by the Board, including without limitation, the setting aside of any property for delivery to the Director upon the exercise of an Option or the full vesting of an Award, then such adjustments shall be made, or other action shall be taken, by the Board and shall be effective for all purposes of the Plan and on each outstanding Option or Award that involves the particular type of stock for which a change was effected. Notwithstanding the foregoing provisions of this Section 4.4, pursuant to Section 7.4 below, a Director holding Stock received as a Restricted Stock Award shall have the right to receive all amounts, including cash and property of any kind, distributed with respect to the Stock upon the Director's becoming a holder of record of the Stock.

4.5 *General Adjustment Rules.* No adjustment or substitution provided for in this Section 4 shall require the Company to sell a fractional share of Stock under any Option, or otherwise issue a fractional share of Stock, and the total substitution or adjustment with respect to each Option and other Award shall be limited by deleting any fractional share. In the case of any such substitution or adjustment, the total Option Price for the shares of Stock then subject to the Option shall remain unchanged but the Option Price per share under each such Option shall be equitably adjusted by the

Board to reflect the greater or lesser number of shares of Stock or other securities into which the Stock subject to the Option may have been changed, and appropriate adjustments shall be made to Restricted Stock Awards to reflect any such substitution or adjustment.

4.6 *Determination by the Board.* Adjustments under this Section 4 shall be made by the Board, whose determinations with regard thereto shall be final and binding upon all parties thereto.

SECTION 5
PARTICIPATION

5.1 *In General.* Each Director may receive Options and Restricted Stock Awards, as determined by the Board in its sole discretion, on the terms and conditions set forth under the Plan. Each Director shall, if required by the Board, enter into an agreement with the Company with respect to an Award, in such form as the Board shall determine and which is consistent with the provisions of the Plan. In the event of any inconsistency between the provisions of the Plan and any such agreement entered into hereunder, the provisions of the Plan shall govern. Notice of the grant of an Award to a Participant, the terms and conditions with respect to such Award, and the acceptance of the Award by the Participant may be accomplished through such electronic, internet or such other non–paper means as may be specified from time to time by the Board for this purpose.

5.2 *Restriction on Award Grants to Certain Individuals.* Notwithstanding the foregoing provisions of Section 5.1, no Awards shall be granted to any lineal descendant of Adolph Coors, Jr. without the prior written approval of counsel to the Company as to the effect of any such grant on the possible status of the Company as a "personal holding company" within the meaning of Section 542 of the Internal Revenue Code.

SECTION 6
OPTIONS

6.1 *Grant.* (a) Each Director who is elected or re–elected to the Board at the annual meeting of shareholders, beginning with the annual meeting of shareholders held coincident with or immediately after the Effective Date, shall be eligible to receive an Option, granted on the last business day of the month during which the annual meeting of shareholders of the Company is held, to purchase such number of shares of Stock, if any, as shall be determined by the Board in its sole discretion. If a Director is elected as a Director after the beginning of the annual term for Directors, which begins at the May annual shareholders meeting, the Director shall be eligible to receive an Option for such number of shares of Stock, if any, as shall be determined by the Board in its sole discretion.

(b) *Date of Grant.* The date on which a Director receives an Option hereunder is referred to as the date of grant of such Option.

(c) *Option Certificates.* Each Option granted under the Plan shall be evidenced by a written stock option agreement or certificate (an "Option Certificate") issued in the name of the Director to whom the Option is granted. The Option Certificate shall incorporate and conform to the terms and conditions set forth herein. However, the grant of options may be reflected through the use of electronic, internet or such other non–paper means of communication as may be approved from time to time for this purpose by the Board and the terms and conditions of such Options, as well as the acceptance of such terms and conditions by the Option Holders may be accomplished through the use of electronic transmissions and signatures, as may be specified from time to time by the Board. References herein to the use of a stock option agreement or a stock option certificate shall include any such electronic documentation as may be established and approved for this purpose from time to time by the Board.

6.2 *Terms.* Options issued pursuant to the Plan have the following terms and conditions in addition to those set forth elsewhere herein:

(a) *Number.* Each Director shall receive under the Plan Options to purchase the number of shares of Stock specified in Section 6.1, subject to adjustment as provided in Section 4. Such grants shall be effective at the times specified in Section 6.1.

(b) *Price.* The price at which each share of Stock covered by the Option may be purchased by each Director shall be the Fair Market Value of the Stock on the date of grant, subject to adjustment as provided in Section 4.

(c) *Duration of Options.* The period within which each Option may be exercised shall expire ten years from the date the Option is granted (the "Option Period"), unless terminated sooner pursuant to subsection (d) below or fully exercised prior to the end of such period.

(d) *Termination of Service, Death, Etc.* The Option shall terminate in the following circumstances if the Director ceases to be a Director of the Company:

(i) If the Director is removed as a Director of the Company during the Option Period for cause, as determined by the Board in its sole discretion, the Option shall be void thereafter for all purposes.

(ii) If the Director ceases to be a Director of the Company on account of Disability, the Option may be exercised by the Director (or, in case of death thereafter, by the persons specified in Section 6.2(d)(iii)) within 36 months following the date on which the Director ceased to be a Director (if otherwise within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date the Director ceased to be a Director.

(iii) If the Director dies during the Option Period while still serving as a Director or within the three-month period referred to in Section 6.2(d)(iv) below, the Option may be exercised by those entitled to do so under the Director's will or by the laws of descent and distribution within 15 months following the Director's death (if otherwise within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date the Director ceased to be a Director.

(iv) If the Director ceases to be a director within the Option Period for any reason other than removal for cause, Disability or death, the Option may be exercised by the Director within three months following the date of such termination (if otherwise within the Option Period), but not thereafter. In any such case, the Option may be exercised only as to the shares as to which the Option had become exercisable on or before the date the Director ceased to be a director.

(e) *Transferability.*

(i) Except as specifically provided in Section 6.2(e)(ii) below, an Option shall not be transferable by the Director except by will or pursuant to the laws of descent and distribution. An Option shall be exercisable during the Director's lifetime only by him or her, or in the event of Disability or incapacity, by his or her guardian or legal representative. The Director's guardian or legal representative shall have all of the rights of the Director under this Plan.

(ii) The Board may, however, provide at the time of grant or thereafter that the Director may transfer an Option to a member of the Director's immediate family, a trust of which members of the Director's immediate family are the only beneficiaries, or a partnership of which members of the Director's immediate family or trusts for the sole benefit of the

Director's immediate family are the only partners (the "InterVivos Transferee"). Immediate family means the Director's spouse, issue (by birth or adoption), parents, grandparents, siblings (including half brothers and sisters and adopted siblings) and nieces and nephews. No transfer shall be effective unless the Director shall have notified the Company of the transfer in writing and has furnished a copy of the documents that effect the transfer to the Company. The InterVivos Transferee shall be subject to all of the terms of this Plan and the Option, including, but not limited to, the vesting schedule, termination provisions, and the manner in which the Option may be exercised. The Board may require the Director and the InterVivos Transferee to enter into an appropriate agreement with the Company providing for, among other things, the satisfaction of required tax withholding with respect to the exercise of the transferred Option and the satisfaction of any Stock retention requirements applicable to the Director, together with such other terms and conditions as may be specified by the Board. Except to the extent provided otherwise in such agreement, the InterVivos Transferee shall have all of the rights and obligations of the Director under this Plan.

(f) *Exercise, Payments, Etc.*

(i) The method for exercising each Option shall be by delivery to the Company of written notice specifying the number of shares with respect to which the Option is exercised. For purposes of notification of exercise of an Option, the Option Holder may use such means of electronic communication as may be approved from time to time by the Board, which may include notice of exercise through the use of electronic, internet or other computer communications. The purchase of Stock pursuant to the Option shall take place at the principal office of the Company within thirty days following delivery of such notice, at which time the purchase price of the Stock shall be paid in full by any of the methods set forth in Section 6.2(f)(ii) or a combination thereof. If the purchase price is paid by means of a broker's loan transaction as described in clause (C) of Section 6.2(f)(ii), in whole or on part, the closing of the purchase of the Stock under the Option shall take place on the date on which, and only if, the sale of Stock upon which the broker's loan was based has been closed and settled, unless the Director makes an irrevocable written election, at the time of exercise of the Option, to have the exercise treated as fully effective for all purposes upon receipt of the purchase price by the Company regardless of whether or not the sale of the Stock by the broker is closed and settled. A properly executed certificate or certificates representing the Stock shall be delivered to the Director upon payment therefor. If Options on less than all shares evidenced by an Option Certificate are exercised, the Company shall deliver a new Option Certificate evidencing the Option on the remaining shares on delivery of the outstanding Option Certificate for the Option being exercised.

(ii) The exercise price shall be paid by any of the following methods or any combination of such methods, at the option of the Director: (A) cash; (B) certified, cashier's or other check acceptable to the Company, payable to the order of the Company; or (C) delivery to the Company of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds required to pay the purchase price of the Stock; or (D) delivery to the Company of certificates representing the number of shares of Stock then owned by the Director, the Fair Market Value of which (determined as of the date the notice of exercise is delivered to the Company) equals the exercise price of the Stock to be purchased pursuant to the Option, properly endorsed for transfer to the Company. No Option may be exercised by delivery to the Company of certificates representing Stock that has been held by the Director for less than six months or such other period as shall be sufficient for the Company to avoid, if possible, the recognition of expense with respect to the Option for accounting purposes.

(g) *Service Required for Exercise.* Except as set forth in Sections 6.2(d) and 8, each Option shall become exercisable on the earlier of the one year anniversary of the date of grant or the next following annual shareholders meeting following the date of grant, provided that the Director is still serving as a Director of the Company on such date. Except as set forth in Section 8, the Option shall not be exercisable as to any shares as to which the continuous service requirement has not been satisfied, regardless of the circumstances under which the Director ceased to be a director. The number of shares as to which the Option may be exercised shall be cumulative, so that once the Option becomes exercisable as to any shares it shall continue to be exercisable as to those shares until expiration or termination of the Option as provided in the Plan.

6.3 *Shareholder Privileges.* No Director shall have any rights as a shareholder with respect to any shares of Stock covered by an Option until the Director becomes a holder of record of such Stock, and no adjustment shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date such Director becomes the holder of record of such Stock, except as provided in Section 4.

SECTION 7
RESTRICTED STOCK AWARDS

7.1 *Grant of Restricted Stock.* The Board may, from time to time in its sole discretion, grant an Award of Restricted Stock to one or more Directors. Any such Award shall be subject to such vesting and forfeiture provisions, and such other terms and conditions, as may be specified by the Board at the time of the grant of the Award.

7.2 *Restrictions.* Except as otherwise provided in the Plan, shares of Stock received pursuant to a Restricted Stock Award may not be sold, assigned, pledged, hypothecated, transferred or otherwise disposed of until the restrictions applicable to such Stock have lapsed pursuant to Section 7.3.

7.3 *Lapse of Restrictions.* Except as provided in Section 10, all restrictions on Stock covered by a Restricted Stock Award pursuant to this Section 7 shall lapse upon the satisfaction of such terms and conditions as may be specified by the Board at the time of the grant of the Award.

7.4 *Privileges of a Stockholder, Transferability.* A Director shall have all voting, dividend, liquidation and other rights with respect to Stock in accordance with its terms received by him as a Restricted Stock Award under this Section 7. A Director's right to sell, encumber or otherwise transfer Stock after restrictions applicable to such Stock pursuant to this Section 7 have lapsed shall be subject to the limitations of Section 10.

7.5 *Enforcement of Restrictions.* The Board shall cause a legend to be placed on the Stock certificates issued pursuant to each Restricted Stock Award referring to the restrictions imposed in the Plan and, in addition, may in its sole discretion require one or more of the following methods of enforcing such restrictions:

(a) Requiring the Director to keep the Stock certificates, duly endorsed, in the custody of the Company while the restrictions remain in effect; or

(b) Requiring that the Stock certificates, duly endorsed, be held in the custody of a third party while the restrictions remain in effect.

SECTION 8
CHANGE OF CONTROL

8.1 *In General.* In the event of a Change of Control of the Company as defined in Section 8.3, then, subject to the provisions of Section 8.2, (a) all Options shall become immediately exercisable in full during the remaining term thereof, and shall remain so, whether or not the Participants to whom

such Options have been granted remain employees of the Company or an Affiliated Corporation; and (b) all restrictions with respect to outstanding Restricted Stock Awards shall immediately lapse. The Committee shall, in the event of a Change of Control of the Company, either (x) make appropriate provision for the adoption and continuation of the Plan and the outstanding Options by the acquiring or successor corporation and for the protection of outstanding Options by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated or other reorganized corporation that will be issuable with respect to the Stock, provided that the excess of the aggregate Fair Market Value of the shares subject to the Options immediately after such substitution over the Option Price thereof is not less than the excess of the aggregate Fair Market Value of the shares subject to such Options immediately before such substitution over the Option Price thereof, or (y) upon written notice to the Participants, provide that all unexercised Options must be exercised within a specified number of days (not less than ninety (90)) of the date of such notice or they will be terminated.

8.2 *Limitation on Payments.* If the provisions of Section 8 would result in the receipt by any Participant of a payment within the meaning of Section 280G of the Internal Revenue Code and the regulations promulgated thereunder and if the receipt of such payment by any Participant would, in the opinion of independent tax counsel of recognized standing selected by the Company, result in the payment by such Participant of any excise tax provided for in Section 4999 of the Internal Revenue Code, then either (a) the amount of such payment shall be reduced in the manner determined by the Committee to the extent required, in the opinion of such independent tax counsel, to prevent the imposition of such excise tax; or (b) the amount of such payment shall not be reduced, depending upon whichever approach results in the greatest net after–tax benefit to the Participant, as determined by such independent tax counsel.

8.3 *Definitions.* a) For purposes of the Plan, a "Change of Control" shall occur if:

(i) a Person or Persons become(s) the direct or indirect Beneficial Owner of more than 20% of the total voting power of the Voting Stock of the Company at a time when the Existing Shareholder does not hold more than 50% of the voting power of the Voting Stock of the Company, provided that any such acquisition of beneficial ownership of Voting Stock by any of the following Persons shall not by itself constitute a Change of Control hereunder: (i) the Company or one of its wholly–owned subsidiaries or (ii) any employee benefit plan (or related trust) sponsored or maintained by the Company or one of its wholly–owned subsidiaries;

(ii) the Company consummates a merger, reorganization, recapitalization, joint venture, consolidation, share exchange, business combination or similar form of corporate transaction involving the Company (each, a "Business Combination") unless, immediately following such Business Combination, more than 50% of the voting power of the then outstanding Voting Stock of the Person resulting from consummation of such Business Combination (including, without limitation, any parent or ultimate parent corporation of such Person that as a result of such transaction owns directly or indirectly the Company and all or substantially all of the Company's assets) is held by the Existing Shareholder.

(iii) individuals who constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to February 14, 2002, whose election or nomination for election was approved by a vote of at least two–thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however,* that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest

with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iv) the shareholders of the Company approve a dissolution or liquidation involving all or substantially all of the Company's assets, or the Company consummates the sale of all or substantially all of the Company's assets to a Person, unless more than 50% of the voting power of the Voting Stock of such Person is held directly or indirectly by the Existing Shareholder.

(a) For purposes of this Section 8.3, the following definitions are applicable:

(i) *"Beneficial Owner and Beneficially Own"* mean beneficial ownership as defined in Rules 13d–3 and 13d–5 under the Securities Exchange Act of 1934, except that a person shall be deemed to beneficially own all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

(ii) *"Company Common Stock"* means the Company's Class B Common Stock and any other common stock (whether voting or non–voting) that may be hereafter issued.

(iii) *"Existing Shareholder"* shall mean the Adolph Coors, Jr. Trust and any successor trust thereto the primary beneficiaries of which are descendants of Adolph Coors, Sr.

(iv) *"Person"* means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act).

(v) *"Voting Stock"* means any and all shares, interests, participants, rights in or other equivalents of capital stock and warrants or options exchangeable for or convertible into such capital stock which ordinarily have the power to vote for the election of directors, managers or other voting members of the governing body (the "Governing Board") of a Person.

SECTION 9
RIGHTS OF DIRECTORS

9.1 *Retention as Director.* Nothing contained in the Plan or in any Option or Restricted Stock Award granted under the Plan shall interfere with or limit in any way the right of the shareholders of the Company to remove any Director from the Board pursuant to the bylaws of the Company, nor confer upon any Director any right to continue in the service of the Company.

9.2 *Nontransferability.* Except as provided in Section 6.2(e), no right or interest of any Director in an Option or a Restricted Stock Award (prior to the completion of the restriction period applicable thereto), granted pursuant to the Plan, shall be assignable or transferable during the lifetime of the Director, either voluntarily or involuntarily, or subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Director's death, a Director's rights and interests in Options and Restricted Stock Awards shall, to the extent vested, be transferable by testamentary will or the laws of descent and distribution. If in the opinion of the Board a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for his affairs because of mental condition, physical condition or age, payment due such person may be made to, and such rights shall be exercised by, such person's guardian, conservator or other legal personal representative upon furnishing the Board with evidence satisfactory to the Board of such status.

SECTION 10
COMPANY RIGHT TO PURCHASE STOCK

10.1 *Right of First Refusal.* (a) The Board may, in its sole discretion, provide at the time of the grant of an Award and cause to be reflected in the agreement with respect to such Award that the Stock acquired pursuant to the Plan shall be subject to the Company's right of first refusal set forth in the following subsections of this Section 10.1. The Board may also, in its sole discretion, waive the Company's rights under this Section 10 with respect to outstanding Awards and may modify outstanding Awards accordingly, at any time and from time to time, in its sole discretion.

(b) In the event of the death of a Director, or if a Director at any time proposes to transfer to a third party any of the Stock acquired pursuant to the Plan on or after the effective date of this amended and restated Plan, the Director (or his personal representative or estate, as the case may be) shall make a written offer (the "Offer") to sell all of the Stock acquired pursuant to the Plan then owned by the Director (or thereafter acquired by the Director's estate or personal representative pursuant to any Option or Restricted Stock Award hereunder) to the Company at the "purchase price" as hereinafter defined. In the case of a proposed sale of any of the Stock to a third party, the Offer shall state the name of the proposed transferee and the terms and conditions of the proposed transfer. In a case of a proposed sale through or to a registered broker/dealer, the Offer shall state the name and address of the broker. The Company shall have the right to elect to purchase all (but not less than all) of the shares of Stock. The Company shall have the right to elect to purchase the shares of Stock for a period of ten (10) days after the receipt by the Company of the Offer. The provisions of this Section 10 shall apply to proposed sales through or to a registered broker/dealer at the prevailing market price, even if the prevailing market price should fluctuate between the date the Company receives the Offer and the date the Company elects to purchase the shares of Stock. In all cases, the purchase price for the Stock shall be determined pursuant to subsection 10.1(e).

(c) The Company shall exercise its right to purchase the Stock by giving written notice of its exercise to the Director (or his personal representative or estate, as the case may be). If the Company elects to purchase the Stock, payment for the shares of Stock shall be made in full by Company check. Any such payments shall be made within ten (10) days after the election to purchase has been exercised.

(d) If the Stock is not purchased pursuant to the foregoing provisions, the shares of Stock may be transferred by the Director the proposed transferee named in the Offer to the Company, in the case of a proposed sale to a third party. However, if such transfer is not made within 120 days following the termination of the Company's right to purchase, a new offer must be made to the Company before the Director can transfer any portion of his shares and the provisions of this Section 10 shall again apply to such transfer. If the Company's right of first refusal under this Section 10 is created by an event other than a proposed transfer to a third party, the shares of Stock shall remain subject to the provisions of this Section 10 in the hands of the registered owner of the Stock.

(e) The purchase price for each share of Stock purchased by the Company pursuant to this Section 10 shall be equal to the Fair Market Value of the Stock on the date the Company receives the Offer under Section 10.1(a).

10.2 *Marking of Certificates.* Each certificate representing shares of Stock acquired pursuant to this Plan shall bear the following legend:

> The shares of stock represented by this Certificate are subject to all the terms of the Adolph Coors Company Equity Incentive Plan for Non–Employee Directors, as the Plan may be amended from time to time (the "Plan"). Copies of the Plan are on file at the office of the Company. The Plan, among other things, limits the right of the Owner to transfer the shares

represented hereby and provides that in certain circumstances the shares may be purchased by the Company.

SECTION 11
GENERAL RESTRICTIONS

11.1 *Investment Representations.* The Company may require any Director to whom an Award is granted, as a condition of receiving such Option or Restricted Stock Award, to give written assurances in substance and form satisfactory to the Company and its counsel to the effect that such person is acquiring the Stock subject to the Option or Restricted Stock Award for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with Federal and applicable state securities laws.

11.2 *Compliance with Securities Laws.* Each Option and Restricted Stock Award shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the shares subject to such Option or Restricted Stock Award upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance of shares thereunder, such Option or Restricted Stock Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration or qualification.

11.3 *Changes in Accounting Rules.* Notwithstanding any other provision of the Plan to the contrary, if, during the term of the Plan, any changes in the financial or tax accounting rules applicable to Options and Restricted Stock Awards shall occur which, in the sole judgment of the Board, may have a material adverse effect on the reported earnings, assets or liabilities of the Company, the Board shall have the right and power to modify as necessary any then outstanding Option or Restricted Stock Awards as to which the applicable restrictions have not been satisfied.

11.4 *Withholding of Tax.* To the extent required by applicable law and regulation, each Director must arrange with the Company for the payment of any federal, state or local income or other tax applicable to the exercise of an Option or the grant of a Restricted Stock Award granted hereunder before the Company shall be required to deliver to the Director a certificate for such Stock free and clear of all restrictions under this Plan.

SECTION 12
PLAN AMENDMENT, MODIFICATION AND TERMINATION

The Board may at any time terminate, and from time to time may amend or modify the Plan provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders if shareholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements, or if the Company, on the advice of counsel, determines that shareholder approval is otherwise necessary or desirable.

No amendment, modification or termination of the Plan shall in any manner adversely affect any Options or Restricted Stock Awards theretofore granted under the Plan without the consent of the Director holding such Options or Restricted Stock Awards.

SECTION 13
REQUIREMENTS OF LAW

13.1 *Requirements of Law.* The issuance of Stock and the payment of cash pursuant to the Plan shall be subject to all applicable laws, rules and regulations.

13.2 *Federal Securities Law Requirements.* Awards granted hereunder shall be subject to all conditions required under Rule 16b–3 to qualify Option or the Restricted Stock Award for any exception from the provisions of Section 16(b) of the 1934 Act available under that Rule. Such conditions shall be set forth in the agreement with the Director which describes the Option or Restricted Stock Award.

13.3 *Governing Law.* The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Delaware.

SECTION 14
DURATION OF THE PLAN

The Plan shall terminate at such time as may be determined by the Board of Directors, and no Option or Restricted Stock Award shall be granted after such termination. Options and Restricted Stock Awards outstanding at the time of the Plan termination shall become exercisable or free of restrictions, as the case may be, in accordance with their terms.

Dated: ______________________________

ATTEST: ADOLPH COORS COMPANY

By: ______________________________

____

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ADOLPH COORS COMPANY EQUITY COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-10.16

EXHIBIT 10.16
10-Q Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
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Exhibit 10.16

ADOLPH COORS COMPANY

DEFERRED COMPENSATION PLAN

As Amended and Restated Effective January 1, 2002
As Corrected and Conformed June 30, 2004

TABLE OF CONTENTS

		Page
RECITALS		2
ARTICLE I—Definitions		2
1.1	"Affiliated Entity"	2
1.2	"Base Salary"	2
1.3	"Beneficiary"	2
1.4	"Change of Control"	2
1.5	"Committee"	3
1.6	"Company"	3
1.7	"Company Stock"	3
1.8	"Compensation"	3
1.9	"Credited Earnings"	3
1.10	"Disability"	4
1.11	"Election Agreement"	4
1.12	"Executive Bonus"	4
1.13	"Participant"	4
1.14	"Participant Deferrals"	4
1.15	"Plan Account"	4
1.16	"Plan Year"	4
1.17	"Retirement"	4
1.18	"Stock Option"	4
1.19	"Trust"	4
1.20	"Trust Agreement"	4
1.21	"Trustee"	4
ARTICLE II—Eligibility and Participation		4
2.1	Eligibility and Participation	4
2.2	Enrollment	5
2.3	Failure of Eligibility	5
ARTICLE III—Contribution Deferrals		5
ARTICLE IV—Accounting and Investments		6
4.1	Accounting	6
4.2	Deemed Investment Elections	6
ARTICLE V—Distributions		6
5.1	Time of Distribution	6
5.2	Method and Amount of Distribution	7
5.3	Early Distribution With Penalty	8
5.4	Distribution Upon Change of Control	8
5.5	Hardship Distributions	8
5.6	Source of Payments	9
5.7	Beneficiaries	9
5.8	Withholding	9
ARTICLE VI—Administration		9
6.1	The Committee—Plan Administrator	9
6.2	Committee to Administer and Interpret Plan	9
6.3	Organization of Committee	9

6.4	Indemnification	10
6.5	Agent for Process	10
6.6	Determination of Committee Final	10
6.7	The Trustee	10
ARTICLE VII—Trust		10
7.1	Trust Agreement	10
7.2	Expenses of Trust	10
ARTICLE VIII—Affiliated Entities		10
8.1	Adoption of Plan	10
8.2	Agency of the Company	11
8.3	Disaffiliation and Withdrawal From Plan	11
8.4	Effect of Disaffiliation or Withdrawal	11
ARTICLE IX—Amendment and Termination		11
9.1	Termination of Deferrals	11
9.2	Termination of Plan	11
9.3	Benefits Distributable Upon Termination	11
9.4	Amendment by Company	11
ARTICLE X—Miscellaneous		12
10.1	Funding of Benefits—No Fiduciary Relationship	12
10.2	Reimbursement for Certain Expenses	12
10.3	Right to Terminate Employment	12
10.4	Inalienability of Benefits	12
10.5	Claims Procedure	12
10.6	Disposition of Unclaimed Distributions	13
10.7	Distributions Due Minors or Incompetents	13
10.8	Governing Law	13

ADOLPH COORS COMPANY
DEFERRED COMPENSATION PLAN

RECITALS:

Adolph Coors Company, a Delaware corporation (the "Company"), previously established the Adolph Coors Company Deferred Compensation Plan (the "Plan"), effective as of February 1, 1998. The Plan was amended and restated in its entirety, effective as of February 16, 2001, further amended and restated in its entirety, effective as of January 1, 2002, and is hereby corrected and conformed June 30, 2004. The Plan is intended to provide a mechanism whereby certain of the highly compensated and select management employees of the Company and those affiliates that adopt the Plan may defer compensation and have such amounts, together with credited earnings, if applicable, paid out upon the participant's retirement, death, disability or other termination of service with the Company or affiliate and upon certain other specified events. The Company intends that the Plan shall not be treated as a "funded" plan for purposes of either the Internal Revenue Code of 1986, as amended (the "Code") or the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

ARTICLE I
Definitions

Defined terms used in this Plan shall have the meanings set forth below:

1.1 *"Affiliated Entity"* means any corporation or other entity, including but not limited to partnerships and joint ventures, affiliated with Adolph Coors Company, directly or indirectly through ownership, control or otherwise, as determined by the Committee.

1.2 *"Base Salary"* means the actual amount of base remuneration payable to an employee by the Company from time to time before reduction for contributions to plans covered by sections 401(k) and 125 of the Code.

1.3 *"Beneficiary"* means the person or persons, trust or other entity designated by a Participant, pursuant to Section 5.7, to receive any amounts distributable under the Plan at the time of the Participant's death.

1.4 *"Change of Control"* means such time as:

(a) a Person or Persons become(s) the direct or indirect Beneficial Owner of more than 20% of the total voting power of the Voting Stock of the Company at a time when the Existing Shareholder does not hold more than 50% of the voting power of the Voting Stock of the Company, provided that any such acquisition of beneficial ownership of Voting Stock by any of the following Persons shall not by itself constitute a Change of Control hereunder: (i) the Company or one of its wholly–owned subsidiaries or (ii) any employee benefit plan (or related trust) sponsored or maintained by the Company or one of its wholly–owned subsidiaries;

(b) the Company consummates a merger, reorganization, recapitalization, joint venture, consolidation, share exchange, business combination or similar form of corporate transaction involving the Company (each, a "Business Combination") unless, immediately following such Business Combination, more than 50% of the voting power of the then outstanding Voting Stock of the Person resulting from consummation of such Business Combination (including, without limitation, any parent or ultimate parent corporation of such Person that as a result of such transaction owns directly or indirectly the Company and all or substantially all of the Company's assets) is held by the Existing Shareholder.

(c) individuals who constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director

subsequent to February 14, 2002, whose election or nomination for election was approved by a vote of at least two–thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(d) the shareholders of the Company approve a dissolution or liquidation involving all or substantially all of the Company's assets, or the Company consummates the sale of all or substantially all of the Company's assets to a Person, unless more than 50% of the voting power of the Voting Stock of such Person is held directly or indirectly by the Existing Shareholder.

(e) For purposes of this Section, the following definitions are applicable:

(i) "*Beneficial Owner and Beneficially Own*" mean beneficial ownership as defined in Rules 13d–3 and 13d–5 under the Securities Exchange Act of 1934 (the Exchange Act), except that a person shall be deemed to beneficially own all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

(ii) "*Company Common Stock*" means the Company's Class B Common Stock and any other common stock (whether voting or non–voting) that may be hereafter issued.

(iii) "*Existing Shareholder*" shall mean the Adolph Coors, Jr. Trust and any successor trust thereto the primary beneficiaries of which are descendants of Adolph Coors, Sr.

(iv) "*Person*" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(v) "*Voting Stock*" means any and all shares, interests, participants, rights in or other equivalents of capital stock and warrants or options exchangeable for or convertible into such capital stock which ordinarily have the power to vote for the election of directors, managers or other voting members of the governing body (the "Governing Board") of a Person.

Change of Control

1.5 "*Committee*" means the administrative committee provided for in Section 6.

1.6 "*Company*" means Adolph Coors Company and, where the context requires, any Affiliated Entity that has elected to participate in this Plan in accordance with the provisions of Article VIII.

1.7 "*Company Stock*" means the Class B Common Stock of Adolph Coors Company.

1.8 "*Compensation*" means an employee's Base Salary, Executive Bonus and the amount of income, in the form of shares of Company Stock, attributable to the exercise of a Stock Option through payment of the exercise price with shares of Company Stock. In addition, "Compensation" shall mean any other compensatory payment or payments made to the Participant that are specifically approved for inclusion within the meaning of "Compensation" by the senior officer in charge of Human Resources for the Company.

1.9 "*Credited Earnings*" means the amount of earnings credited to the Participant's Plan Account as of the date specified for such purpose in the applicable provision of the Plan. Credited Earnings shall be determined based upon the deemed investment elections made by the Participant in accordance with the provisions of Article IV. Except as otherwise provided in Section 4.1, Credited Earnings shall be accounted for and credited to a Participant's Plan Account beginning upon the date

that the Participant's deemed investment elections pursuant to Article IV are implemented within the Trust.

1.10 "*Disability*" shall have the same meaning given to such term from time to time in the Company's Long-Term Disability Plan.

1.11 "*Election Agreement*" means an agreement between an eligible employee and the Company providing for the employee's participation in the Plan and for the employee's elections with respect to deferrals under Article III, the deemed investment of the Participant's Plan Account under Article IV and distributions under Article V, execution of which by an eligible employee is required under Article II for Plan participation.

1.12 "*Executive Bonus*" means a bonus paid pursuant to the Company's Management Incentive Compensation Plan or such other incentive or bonus programs as may be designated for this purpose by the Committee.

1.13 "*Participant*" means any eligible employee of the Company selected to participate in this Plan by the Committee who has completed an Election Agreement and is entitled to the distribution of benefits hereunder. A Participant shall remain a Participant for all purposes of this Plan so long as the Participant is entitled to the distribution of benefits hereunder, except to the extent provided in Section 2.3.

1.14 "*Participant Deferrals*" means the amounts of a Participant's Compensation which he elects to defer and have allocated to his Plan Account pursuant to Article III.

1.15 "*Plan Account*" means a bookkeeping account maintained by the Company which shall show at all times the amounts of Participant Deferrals made by a Participant and all Credited Earnings allocable to such amounts.

1.16 "*Plan Year*" means the twelve month period on which the Plan records are kept, which shall be the calendar year.

1.17 "*Retirement*" means an employee's termination of employment with the Company after the normal retirement age established by the Company's Retirement Plan, which is presently age 65.

1.18 "*Stock Option*" means an option to acquire shares of the Company's Common Stock granted pursuant to the Company's 1990 Equity Incentive Plan.

1.19 "*Trust*" means the trust created by the Company or any Affiliated Entity which has adopted the Plan pursuant to Article VIII which may be used to provide funding for the distribution of benefits hereunder in accordance with the provisions of the Plan.

1.20 "*Trust Agreement*" means the written instrument pursuant to which the Trust is created.

1.21 "*Trustee*" means the bank, trust company or individual appointed by the Company or any Affiliated Entity pursuant to Article VII and acting from time to time as the trustee of the Trust formed to provide benefits under the Plan.

ARTICLE II
Eligibility and Participation

2.1 *Eligibility and Participation*

From time to time the Committee, in its sole discretion, shall determine the eligibility requirements for participation and shall designate those highly compensated and select management employees of the Company and those Affiliated Entities that have adopted this Plan pursuant to Article VIII to whom the opportunity to participate in this Plan shall be extended. The transfer of

employment by a Participant between the Company and an Affiliated Entity, or between Affiliated Entities, shall not be considered a termination of employment and shall not cause a disruption in participation in this Plan.

2.2 *Enrollment*

Employees who have been selected by the Committee to participate in this Plan shall enroll in the Plan, prior to the calendar year during which the employee will participate in the Plan (or in the case of an individual who becomes an eligible employee of the Company after the beginning of a calendar year, within 30 days after the date the individual becomes an eligible employee), by (a) entering into an Election Agreement with the Company, which shall contain the Participant's election as to the Compensation to be deferred under the Plan for the subsequent calendar year, the period of deferral, the method of payment, the initial investment elections of the Participant pursuant to Article IV, and such other terms as the Company deems appropriate and necessary, and (b) completing such other forms and furnishing such other information as the Company may reasonably require. In the case of an employee who becomes eligible to and elects to participate in the Plan during a calendar year, any election to defer Compensation shall apply only to Compensation earned after the effective date of such election. A Participant shall enter into a new Election Agreement with respect to each Plan Year of participation under the Plan.

2.3 *Failure of Eligibility*

If a Participant ceases to meet the eligibility criteria as determined by the Committee for participation herein for any reason but continues to be a Company employee, participation herein and benefits hereunder shall cease as of the effective date of the change in employment status, position or title which results in termination of eligibility for participation herein. The determination of the Committee with respect to the termination of participation in the Plan shall be final and binding on all parties affected thereby. Any benefits accrued hereunder at the time of such change, together with Credited Earnings, shall be distributed to such Participant on the third anniversary of the date on which such Participant's eligibility ceased, or, at the sole election of the Committee, at any time prior to such third anniversary.

ARTICLE III
Contribution Deferrals

Each Plan Year, a Participant may elect to have Participant Deferrals withheld from his Base Salary and credited to his Plan Account in any whole percentage of his Base Salary from 1–100%. In addition, a Participant may elect to have the Company withhold from his Executive Bonus any amount up to 100% of such Executive Bonus and have such amount credited to his Plan Account as a Participant Deferral. A Participant may also elect to have the Company withhold from any other type of Compensation otherwise payable to the Participant any amount up to 100% of such Compensation and have such amount credited to his Plan Account as a Participant Deferral. Participant Deferrals shall be deducted from a Participant's Base Salary, Executive Bonus and other Compensation through payroll withholding in accordance with the Participant's election and credited to the Participant's Plan Account at such time. If a Participant exercises a Stock Option during a Plan Year through payment of the exercise price with shares of Company Stock, the Participant may elect to defer the receipt of the shares of Company Stock representing the shares in excess of the shares used to exercise the Stock Option (the "Gain Shares"). The shares of Company Stock representing the Gain Shares that would otherwise be issued to the Participant upon the exercise of a Stock Option through payment of the exercise price with shares of Company Stock shall be withheld by the Company, transferred to the Trust and treated as a deemed investment of the Participant in accordance with the provisions of Article IV. All elections with respect to the deferral of Compensation, including Gain Shares, must be made in accordance with the provisions of Section 2.2.

ARTICLE IV
Accounting and Investments

4.1 *Accounting*

The Company shall maintain or cause to be maintained a book accounting record of the Participant's Plan Account, showing the amounts of Participant Deferrals and the Credited Earnings thereon, based upon the deemed investment elections of each Participant pursuant to Section 4.2. The Company shall also maintain or cause to be maintained appropriate accounting records of the Trust.

4.2 *Deemed Investment Elections*

Each Participant shall elect from time to time, in accordance with such procedures as may be established for this purpose by the Committee, the manner in which Credited Earnings shall be determined with respect to the Participant's Plan Account, based upon the deemed investment elections made by the Participant. The deemed investment options available to Participants shall be determined from time to time by the Committee and may be changed from time to time. In the case of Participant Deferrals attributable to Stock Options, such Participant Deferrals shall be deemed to be invested only in Company Stock and the Participant may not change the deemed investment election with respect to such amounts. Subject to the foregoing restriction, the Participant shall be permitted to change his deemed investment elections in accordance with such procedures as may be established for this purpose by the Committee. If at any time the Committee does not possess deemed investment directions for all of a Participant's Plan Account, the Participant shall be deemed to have directed that the undesignated portion of the Plan Account be deemed to be invested in a money market, fixed income or similar fund made available under the Plan as determined by the Committee in its discretion. Each Participant hereunder, as a condition to his or her participation hereunder, agrees to indemnify and hold harmless the Company, the Committee and their agents and representatives from any losses or damages of any kind relating to the Participant's choice of deemed investments and the investment results of such deemed investments.

ARTICLE V
Distributions

5.1 *Time of Distribution.*

(a)

Unless a Participant otherwise elects in accordance with the provisions of subsection 5.1(b), or unless Section 5.3, 5.4 or 5.5 applies, the amount credited to a Participant's Plan Account shall be distributed to the Participant (or his Beneficiary), or distributions shall begin, on the first day of the month next following 60 days after the date on which the Participant's service with the Company terminates, whether such service terminates because of death, Disability, Retirement, voluntary termination or termination by the Company. The transfer of a Participant between the Company and an Affiliated Entity, or between Affiliated Entities, shall not be considered a termination of employment for purposes of this Plan.

(b)

At the time a Participant elects to make Participant Deferrals in accordance with Section 3.1 with respect to a specified Plan Year, the Participant may also elect to receive payment of the amounts deferred under Article III of the Plan with respect to such Plan Year, together with Credited Earnings thereon, immediately upon termination of employment in accordance with subsection 5.1(b) or one, three, five, ten, fifteen or twenty years following termination of employment or, regardless of when service terminates, after a period of three, five, ten, fifteen or twenty years. A Participant shall also be permitted to elect to receive payment of the Participant Deferrals with respect to a Plan Year at

such other times as may be permitted by the Committee from time to time. If a Participant makes an election to receive payment after a specified number of years, regardless of employment termination, then the amounts deferred under Article III with respect to such Plan Year, together with Credited Earnings thereon, shall be distributed to the Participant (or his Beneficiary) on the first business day of the calendar year that is three, five, ten, fifteen or twenty years after the calendar year of the deferrals as elected by the Participant, or at such other time as may be elected by the Participant with the permission of the Committee. Amounts payable under this subsection after a specified period of years shall be paid in a lump sum, except as provided in Section 5.2.

5.2 *Method and Amount of Distribution.*

(a)

Unless a Participant otherwise elects with respect to a Plan Year in accordance with the provisions of this Section 5.2, or unless Section 5.4 applies, payment of all Participant Deferrals, together with Credited Earnings, shall be made at the time determined in accordance with the provisions of Section 5.1 in a lump sum in an amount equal to the amount credited to his Plan Account as of the last day of the month prior to the date of payment.

(b)

At the time a Participant elects to make Participant Deferrals in accordance with Section 3.1 with respect to a specified Plan Year, the Participant may also elect to receive payment of the amounts deferred under Article III of the Plan with respect to such Plan Year, together with Credited Earnings thereon, over a three, five, ten, fifteen or twenty year installment payout instead of a lump sum. In order to be valid, an election under this subsection must be filed, in writing, with the Committee at least two years before the date of the Participant's termination of service with the Company. Payments in accordance with this subsection shall be made in annual installments, with the first installment payable upon the first day of the month next following 60 days after the termination of service of the Participant, or the date specified by the Participant in accordance with the provisions of subsection 5.1(b), as the case may be. Each annual installment shall be determined by dividing the value of the Participant's Plan Account as of the last day of the month prior to the date of payment by the number of remaining annual installments to be made in accordance with the Participant's election.

(c)

Notwithstanding the foregoing provisions of this Section 5.2, in the event of the death or Disability of the Participant, whether prior to or following Retirement, the Participant or his Beneficiary, as the case may be, may request a lump sum payout of the Participant's entire Plan Account. Any such request shall be considered by the Committee, which shall have the sole discretion to either approve such a payment or to deny such a payment. If a lump sum payment is authorized by the Committee under these circumstances, payment of the Participant's Plan Account, based upon the amount credited to such Plan Account as of the last day of the month prior to the date of payment, shall be made within 60 days after the date on which the Committee approves such payment.

(d)

During the period following a Participant's termination of employment with the Company and before payment of his Plan Account begins, and during the period that a Participant's Plan Account is being distributed in accordance with an installment payout election, the Plan Account shall continue to be credited with Credited Earnings in accordance with the provisions of Article IV and the Participant shall be entitled to make deemed investment elections with respect to the investment of his or her Plan Account.

(e)

Notwithstanding the foregoing provisions of this Section 5, to the extent that a Participant's Plan Account is deemed to be invested in Company Stock at the time that distribution commences hereunder, such distribution shall be made, to the extent thereof,

in whole shares of Company Stock, rather than in cash, with the value of any fractional share distributed in cash. In all other instances, a Participant's Plan Account shall be distributed in cash.

5.3 *Early Distribution With Penalty.*

Instead of receiving the distribution of a Participant's Plan Account at the time and in the manner otherwise specified in this Article V, a Participant may elect to receive his entire Plan Account in a lump sum at any time. If a Participant so elects, the amount of his Plan Account shall be reduced by 10% as a penalty for early distribution and the amount in such Plan Account as of the last day of the month prior to receipt by the Company of the Participant's election under this subsection, reduced by the 10% penalty amount, shall be paid to the Participant in a lump sum within 30 days after receipt by the Company of the Participant's election. To the extent that a Participant's Plan Account is invested in Company Stock, the lump sum distribution shall be made in whole shares of Company Stock, with the value of any fractional share distributed in cash. A Participant who makes such an election shall no longer be eligible to participate in the Plan. All elections under this section shall be made in writing, shall be effective when delivered to the Company and shall be irrevocable once made.

5.4 *Distribution Upon Change of Control.*

At the time a Participant elects to make Participant Deferrals in accordance with Section 3.1 with respect to a specified Plan Year, the Participant may also elect to receive payment of the amounts deferred under Article III of the Plan with respect to such Plan Year, or any or all earlier Plan Years, together with Credited Earnings thereon, in a lump sum or over a three, five, ten, fifteen or twenty year installment payout in the event of a Change of Control of the Company. A Participant may also elect to commence receiving payment in such circumstances, either immediately following the date of the Change of Control, after a period of one, three, five, ten, fifteen or twenty years following the date of the Participant's termination of employment, or, regardless of when service terminates, after a period of three, five, ten, fifteen or twenty years, as elected by the Participant. A Participant may also make such an election with respect to the payment of his or her Plan Account in the event of a Change of Control at any other time, provided, however, that any such election, whether in connection with the Participant's Participant Deferrals Election or otherwise, must be received by the Company at least six months before the date of the closing of the transaction that constitutes a Change of Control. If a Participant does not otherwise elect, or if any such election is ineffective because made within six months of a Change of Control, then such Participant shall receive an immediate lump sum payment of the amount allocated to his Plan Account as of the date of such Change of Control. Any Beneficiary receiving payments from the Plan at the time of a Change of Control of the Company shall receive an immediate lump sum payment of the amount allocated to his or her Plan Account as of the date of such Change of Control. All lump sum payments shall be made as soon as administratively possible following the date of the Change of Control.

5.5 *Hardship Distributions.*

In the event of hardship endured by a Participant and recognized as such by the Committee, and upon receipt by the Committee of a written application for the early distribution of amounts deferred, the Committee shall direct the distribution to the Participant of all amounts allocated to the Plan Account to the extent reasonably required to satisfy the hardship need. For purposes of this Plan, "hardship" shall mean a Participant's severe, unforeseeable financial hardship resulting from a sudden unexpected illness or accident of the Participant (or any of his family), loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. In no event may a distribution be made to the extent that such hardship is or may be relieved (i) through reimbursement or compensation by insurance or otherwise, or (ii) by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship. If the Committee grants a hardship distribution

pursuant to this Section 5.5, the Committee may also permit the Participant to reduce or eliminate his deferrals under the Plan for the remainder of the Plan Year. The Committee's decision with respect to the existence or nonexistence of hardship with respect to a particular Participant shall be final and binding on all parties.

5.6 *Source of Payments.*

All amounts payable to any person under this Plan shall be paid from the general assets of the Company as such amounts become due and payable or, in the sole discretion of the Company, such amounts may be paid from the Trust in accordance with the provisions of the Trust and upon the written direction of the Company. If a Participant is employed by more than one entity during his period of participation in the Plan, the various employers shall agree among themselves with respect to the allocation of the obligation to make payments to the Participant in accordance with the provisions of this Plan.

5.7 *Beneficiaries.*

Each Participant shall designate one or more persons, trusts or other entities as his Beneficiary to receive any amounts distributable hereunder at the time of the Participant's death. Such designation shall be made by the Participant on a Beneficiary Designation Form supplied by the Committee at his initial enrollment and may be changed from time to time by the Participant. Any such beneficiary designation shall apply to all amounts payable to a Participant hereunder. All payments to a Participant's Beneficiary under the Plan shall be made at the times and in the manner previously elected by the Participant with respect to distributions under the Plan, except as otherwise provided in Section 5.4. In the absence of an effective beneficiary designation as to part or all of a Participant's interest in the Plan, such amount shall be distributed to the personal representative of the Participant's estate.

5.8 *Withholding.*

All amounts payable under the provisions of this Plan to any person shall be subject to withholding of applicable tax and other items in accordance with federal, state and local law.

ARTICLE VI
Administration

6.1 *The Committee Plan Administrator.*

(a) The Company's Retirement Committee, or a subcommittee thereof appointed by the Retirement Committee, shall serve as the Administrative Committee for this Plan. The Committee shall administer the Plan in accordance with its terms and purposes.

(b) The Committee may designate an individual to serve as Plan Administrator and may at any time revoke a prior designation and select a different individual to serve as Plan Administrator.

6.2 *Committee to Administer and Interpret Plan.*

The Committee shall administer the Plan and shall have all powers necessary for that purpose, including, but not by way of limitation, power to interpret the Plan, to determine the eligibility, status and rights of all persons under the Plan and, in general, to decide any dispute. The Committee shall maintain all Plan records except records of the Trust fund.

6.3 *Organization of Committee.*

The Committee shall adopt such rules as it deems desirable for the conduct of its affairs and for the administration of the Plan. It may appoint agents (who need not be members of the Committee) to

whom it may delegate such powers as it deems appropriate, except that any dispute shall be determined by the Committee. The Committee may make its determinations with or without meetings. It may authorize one or more of its members or agents to sign instructions, notices and determinations on its behalf. The action of a majority of the Committee shall constitute the action of the Committee.

6.4 *Indemnification.*

The Committee, the Plan Administrator and all of the other agents and representatives of the Committee shall be indemnified and saved harmless by the Company against any claims, and the expenses of defending against such claims, resulting from any action or conduct relating to the administration of the Plan, except claims judicially determined to be attributable to gross negligence or willful misconduct.

6.5 *Agent for Process.*

The Committee shall be agent of the Plan for service of all process.

6.6 *Determination of Committee Final.*

The decisions made by the Committee shall be final and conclusive on all persons.

6.7 *The Trustee.*

The Trustee shall be responsible for: (a) the investment of the Trust fund to the extent and in the manner provided herein and in the Trust Agreement; (b) the custody and preservation of Trust assets delivered to it; and (c) for making such distributions from the Trust fund as the Company shall direct. The Trustee shall have only the responsibilities specified in this section and in the Trust Agreement.

ARTICLE VII
Trust

7.1 *Trust Agreement.*

The Company and each Affiliated Entity which has adopted the Plan have each entered into a Trust Agreement with the Trustee, which shall initially be Fidelity Management Trust Company, to provide for the holding, investment and administration of the funds of the Plan for the Participants who are employed by each such entity. The Trust Agreement shall be part of the Plan, and the rights and duties of any person under the Plan shall be subject to all of the terms and provisions of the Trust Agreement.

7.2 *Expenses of Trust.*

The parties expect that the Trust will be treated as though it were not a separate taxpaying entity for federal and state income tax purposes and that, as a consequence, the Trust will not be subject to income tax with respect to its income. However, if the Trust should be taxable, the Company shall contribute the amount necessary to pay such taxes to the Trust and the Trustee shall pay all such taxes out of the Trust. All expenses of administering the Trust shall be paid by the Company.

ARTICLE VIII
Affiliated Entities

8.1 *Adoption of Plan.*

Any Affiliated Entity, whether or not presently existing, may with the consent of the Committee become a party to the Plan by adopting the Plan for one or more of its highly-compensated and select management employees. In accordance with the provisions of Section 2.1, the Committee shall have the sole discretion to determine which employees of such an Affiliated Entity, if any, may participate in the

Plan. Thereafter, such Affiliated Entity shall promptly deliver to the Company a copy of the document evidencing its adoption of the Plan. The Company and each such Affiliated Entity shall enter into such written agreements as they may consider necessary and appropriate in order to allocate the responsibility for payments due under the provisions of the Plan with respect to employees who transfer employment between participating employers.

8.2 *Agency of the Company.*

Each Affiliated Entity by becoming a party to the Plan constitutes the Company its agent with authority to act for it in all transactions in which the Company believes such agency will facilitate the administration of the Plan and with authority to amend and terminate the Plan.

8.3 *Disaffiliation and Withdrawal From Plan.*

Any Affiliated Entity which has adopted the Plan and which thereafter ceases for any reason to be an Affiliated Entity shall forthwith cease to be a party to the Plan. Any Affiliated Entity may, by resolution of its governing body and written notice thereof to the Company provide from and after the end of any plan year for the discontinuance of Plan participation by such employer and its employees.

8.4 *Effect of Disaffiliation or Withdrawal.*

At the time of disaffiliation or withdrawal, the disaffiliating or withdrawing employer shall by resolution of its governing body determine whether to continue the Plan for its covered employees or to terminate the Plan as to such employees.

ARTICLE IX
Amendment and Termination

9.1 *Termination of Deferrals.*

The Company, through action of its Board of Directors, may terminate future Participant Deferrals under the Plan at any time, for any reason. If deferrals are discontinued, the Plan and Trust shall continue to operate in accordance with their respective terms and distributions shall be made to Participants (and Beneficiaries) in accordance with the provisions of the Plan.

9.2 *Termination of Plan.*

The Company and each Affiliated Entity which has adopted the Plan expect to continue this Plan indefinitely, but the Company and each such Affiliated Entity may terminate this Plan as to its employees at any time. Notwithstanding the foregoing, the Company and each such Affiliated Entity shall not terminate this Plan as to its employees solely for the purpose of accelerating the distribution of benefits to its employees.

9.3 *Benefits Distributable Upon Termination.*

Notwithstanding 9.1 above, the Company or the Affiliated Entity, as the case may be, shall distribute, or cause the Trustee to distribute, all benefits that have accrued under the Plan for Participants employed by the entity that terminates its participation in the Plan, together with all benefits that have accrued under the Plan for former Participants or Beneficiaries, as of the date of termination of the Plan, with such benefits computed and distributed as though all Participants terminated employment with the Company or the Affiliated Entity on the date of Plan termination.

9.4 *Amendment by Company.*

The Company may amend this Plan at any time and from time to time, but no amendment shall reduce any benefit that has accrued on the effective date of the amendment.

ARTICLE X
Miscellaneous

10.1 *Funding of Benefits—No Fiduciary Relationship.*

All benefits payable under this Plan shall be distributed as they become due and payable either by the Company out of its general assets or from the Trust, as determined by the Company in its sole discretion. The Company and each Affiliated Entity that adopts the Plan pursuant to Article VIII shall be responsible for providing the benefits only for its own employees who are Participants in the Plan. Nothing contained in this Plan shall be deemed to create any fiduciary relationship between the Company and the Participants. To the extent that any person acquires a right to receive benefits under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

10.2 *Reimbursement for Certain Expenses.*

The Plan and Trust have been established with the intent and understanding that, for federal income tax purposes, Participants in the Plan will not be subject to tax with respect to their participation in the Plan until such time as distributions are actually made to the Participants in accordance with the provisions of the Plan. If a Participant is treated by the Internal Revenue Service as having received income with respect to the Plan in a year prior to the actual receipt of distributions under the Plan, the Company shall reimburse the Participant for all reasonable legal and accounting costs incurred by the Participant in contesting such proposed treatment.

10.3 *Right to Terminate Employment.*

The Company and each Affiliated Entity may terminate the employment of any Participant as freely and with the same effect as if this Plan were not in existence.

10.4 *Inalienability of Benefits.*

No Participant shall have the right to assign, transfer, hypothecate, encumber or anticipate his interest in any benefits under this Plan, nor shall the benefits under this Plan be subject to any legal process to levy upon or attach the benefits for payment for any claim against the Participant or his spouse. If any Participant's benefits are garnished or attached by the order of any court, the Company may bring an action for declaratory judgment in a court of competent jurisdiction to determine the proper recipient of the benefits to be distributed pursuant to the Plan. During the pendency of the action, any benefits that become distributable shall be paid into the court as they become distributable, to be distributed by the court to the recipient it deems proper at the conclusion of the action. Notwithstanding the foregoing provisions of this Section 10.4, a Participant shall have the right to assign any amounts that may become payable hereunder for any reason other than the death of the Participant to a revocable trust of which the Participant is the grantor or a family partnership controlled by the Participant, provided that any such assignment shall not enable the Participant to anticipate or otherwise receive current economic benefit from such assignment.

10.5 *Claims Procedure.*

(a) All claims shall be filed in writing by the Participant, his spouse or the authorized representative of the claimant, by completing such procedures as the Committee shall require. Such procedures shall be reasonable and may include the completion of forms and the submission of documents and additional information.

(b) If a claim is denied, notice of denial shall be furnished by the Committee to the claimant within 90 days after the receipt of the claim by the Committee, unless special circumstances require an extension of time for processing the claim, in which event

notification of the extension shall be provided to the Participant or beneficiary and the extension shall not exceed 90 days.

(c)

The Committee shall provide adequate notice, in writing, to any claimant whose claim has been denied, setting forth the specific reasons for such denial, specific reference to pertinent Plan provisions, a description of any additional material or information necessary for the claimant to perfect his claims and an explanation of why such material or information is necessary, all written in a manner calculated to be understood by the claimant. Such notice shall include appropriate information as to the steps to be taken if the claimant wishes to submit his claim for review. The claimant or the claimant's authorized representative may request such review within the reasonable period of time prescribed by the Committee. In no event shall such a period of time be less than 60 days. A decision on review shall be made not later than 60 days after the Committee's receipt of the request for review. If special circumstances require a further extension of time for processing, a decision shall be rendered not later than 120 days following the Committee's receipt of the request for review. If such an extension of time for review is required, written notice of the extension shall be furnished to the claimant prior to the commencement of the extension. The decision on review shall be furnished to the claimant. Such decision shall be in writing and shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, as well as specific references to the pertinent Plan provisions on which the decision is based.

10.6 *Disposition of Unclaimed Distributions.*

Each Participant must file with the Company from time to time in writing his address and each change of address. Any communication, statement or notice addressed to a Participant at his last address filed with the Company, or if no address is filed with the Company, then at his last address as shown on the Company's records, will be binding on the Participant and his spouse for all purposes of the Plan. The Company shall not be required to search for or locate a Participant or his spouse. If the Committee notifies a Participant (or Beneficiary) that he is entitled to a distribution and also notifies him of the provisions of this section, and the individual fails to claim his benefits under this Plan or make his address known to the Committee within five calendar years after the notification, the benefits under the Plan of such individual shall be forfeited as of the end of the Plan Year coincident with or following the five year waiting period. If the individual should later make a claim for his forfeited benefit, the Company shall cause the amount of the forfeited benefit to be distributed to the individual, either through a direct payment by the Company or through a payment from the Trust.

10.7 *Distributions Due Minors or Incompetents.*

If any person entitled to a distribution under the Plan is a minor, or if the Committee determines that any such person is incompetent by reason of physical or mental disability, whether or not legally adjudicated an incompetent, the Committee shall have the power to cause the distributions becoming due to such person to be made to another for his or her benefit, without responsibility of the Committee or the Trustee to see to the application of such distributions. Distributions made pursuant to such power shall operate as a complete discharge of the Company, the Trust fund, the Trustee and the Committee.

10.8 *Governing Law.*

This Plan shall be governed by the laws of the State of Delaware.

Dated: ______________

ATTEST: ADOLPH COORS COMPANY

By: ______________ By: ______________

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ADOLPH COORS COMPANY DEFERRED COMPENSATION PLAN



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.1

EXHIBIT 31.1
10-Q Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



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EXHIBIT 31.1

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, W. Leo Kiely III, certify that:

1. I have reviewed this quarterly report on Form 10–Q of Adolph Coors Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's first quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ W. LEO KIELY III

W. Leo Kiely III
Chief Executive Officer
August 6, 2004

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SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.2

EXHIBIT 31.2
10-Q Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



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EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Timothy V. Wolf, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Adolph Coors Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's first quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY V. WOLF

Timothy V. Wolf
Chief Financial Officer
August 6, 2004

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SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-32

EXHIBIT 32
10-Q Filed on 08/06/2004 - Period: 06/27/2004
File Number 001-14829



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EXHIBIT 32

WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350) AND FOR THE PURPOSE OF COMPLYING WITH RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

The undersigned, the Chief Executive Officer and the Chief Financial Officer of Adolph Coors Company (the "Company") respectively, each hereby certifies that to his knowledge on the date hereof:

(a) the Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 27, 2004 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. LEO KIELY

W. Leo Kiely III
Chief Executive Officer
August 6, 2004

/s/ TIMOTHY V. WOLF

Timothy V. Wolf
Chief Financial Officer
August 6, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350) AND FOR THE PURPOSE OF COMPLYING WITH RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934.



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

10-Q

10-Q
Filed on 05/07/2004 - Period: 03/28/2004
File Number 001-14829



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ADOLPH COORS COMPANY AND SUBSIDIARIES INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Quarterly period ended March 28, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .
Commission File Number: 1-14829

ADOLPH COORS COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**84-0178360**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
311 Tenth Street, Golden, Colorado	**80401**
(Address of principal executive offices)	(Zip Code)

303-279-6565
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES ☒ NO ☐

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of April 30, 2004:

Class A Common Stock—1,260,000 shares
Class B Common Stock—35,912,796 shares

ADOLPH COORS COMPANY AND SUBSIDIARIES

INDEX

		Page(s)
	PART I. FINANCIAL INFORMATION	
Item 1.	Financial Statements (Unaudited)	
	Condensed Consolidated Statements of Income for the thirteen weeks ended March 28, 2004 and March 30, 2003	
	Condensed Consolidated Balance Sheets at March 28, 2004 and December 28, 2003	
	Condensed Consolidated Statements of Cash Flows for the thirteen weeks ended March 28, 2004 and March 30, 2003	
	Notes to Unaudited Condensed Consolidated Financial Statements	
Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	
Item 4.	Controls and Procedures	
	PART II. OTHER INFORMATION	
Item 1.	Legal Proceedings	
Item 6.	Exhibits and Reports on Form 8–K	
	(a) Exhibits	
	(b) Reports on Form 8–K	

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	Thirteen Weeks Ended	
	March 28, 2004	March 30, 2003
Sales (Note 4)	$ 1,234,688	$ 1,100,855
Beer excise taxes	(311,177)	&bsp; (272,714)
Net sales	923,511	828,141
Cost of goods sold (Note 4)	(611,744)	(559,474)
Gross profit	311,767	268,667
Marketing, general and administrative expenses	(283,777)	(254,310)
Operating income	27,990	14,357
Interest income	4,685	4,659
Interest expense	(20,223)	(21,140)
Other income (expense), net (Note 4)	(1,373)	3,384
Income before income taxes	11,079	1,260
Income tax expense	(3,733)	(454)
Income before minority interest	7,346	806
Minority interests in net income of consolidated joint ventures (Note 2)	(2,506)	—
Net income	$ 4,840	$ 806
Net income per common share—basic	$ 0.13	$ 0.02
Net income per common share—diluted	$ 0.13	$ 0.02
Weighted average shares—basic	36,664	36,317
Weighted average shares—diluted	37,277	36,558

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	As of	
	March 28, 2004	December 28, 2003
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 27,541	$ 19,440
Accounts receivable, net	569,736	656,420
Other receivables, net	98,529	94,652
Inventories, net:		
Finished	103,973	91,214
In process	35,854	29,480
Raw materials	85,532	81,068
Packaging materials	8,560	7,723
Total inventories, net:	233,919	209,485
Other current assets	80,582	98,851
Total current assets	1,010,307	1,078,848
Properties, net	1,513,229	1,450,785
Goodwill	816,133	796,420
Other intangibles, net	579,751	552,112
Investments in joint ventures (Notes 2 and 4)	144,636	193,582
Long−term deferred tax asset	214,248	204,804
Other non−current assets	213,208	209,675
Total assets	$ 4,491,512	$ 4,486,226
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 301,629	$ 396,204
Accrued salaries and vacations	48,945	57,593
Taxes, other than income	179,447	212,481
Accrued expenses and other liabilities	378,140	376,279
Short−term borrowings	15,295	21,309
Current portion of long−term debt	202,752	69,856
Total current liabilities	1,126,208	1,133,722
Long−term debt	1,035,894	1,159,838
Deferred tax liability	197,753	195,523
Deferred pension and post−retirement benefits	534,090	530,126
Other long−term liabilities	208,896	199,641
Total liabilities	3,102,841	3,218,850
Minority interests (Note 2)	27,656	—
Shareholders' equity:		
Capital stock:		
Preferred stock, non−voting, no par value (25,000,000 shares authorized, none issued)	—	—
Class A common stock, voting, $0.01 par value (1,260,000 shares authorized, issued and outstanding)	13	13
Class B common stock, non−voting, $0.01 par value, (200,000,000 shares authorized, 35,841,945 and 35,153,707 issued and outstanding, respectively)	358	352
Total capital stock	371	365
Paid−in capital	71,137	32,049
Unvested restricted stock	(525)	(681)
Retained earnings	1,229,081	1,231,802
Accumulated other comprehensive income	60,951	3,841
Total shareholders' equity	1,361,015	1,267,376
Total liabilities and shareholders' equity	$ 4,491,512	$ 4,486,226

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	Thirteen Weeks Ended	
	March 28, 2004	March 30, 2003
Cash flows from operating activities:		
Net income	$ 4,840	$ 806
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest (Note 2)	2,506	—
Equity in net earnings from joint ventures	(11,502)	(10,985)
Distributions from joint ventures	13,412	12,660
Depreciation, depletion and amortization	66,979	56,325
Amortization of debt issuance costs and discounts	1,278	1,006
Gains on sale of properties and intangibles	(341)	(3,311)
Deferred income taxes	10,823	13,302
Change in current assets and liabilities and other, net of effects of consolidation of joint ventures	(54,717)	(32,183)
Net cash provided by operating activities	33,278	37,620
Cash flows from investing activities:		
Additions to properties	(37,204)	(55,771)
Proceeds from sales of properties	9,870	1,670
Investment in Molson USA, LLC	(998)	(2,745)
Cash recognized on initial consolidation of joint ventures (Note 2)	20,840	—
Other	(86)	(640)
Net cash used in investing activities &bsp;	(7,578)	(57,486)
Cash flows from financing activities:		
Issuances of stock under stock plans	35,585	—
Dividends paid	(7,560)	(7,450)
Net (payments) proceeds from short–term borrowings	(6,477)	294,345
Net proceeds on commercial paper	48,000	—
Payments on debt and capital lease obligations	(86,138)	(305,725)
Dividends paid to minority interest holders	(2,312)	—
Change in overdraft balances	608	(11,028)
Net cash used in financing activities	(18,294)	(29,858)
Cash and cash equivalents:		
Net increase (decrease) in cash and cash equivalents	7,406	(49,724)
Effect of exchange rate changes on cash and cash equivalents	695	(408)
Balance at beginning of year	19,440	59,167
Balance at end of quarter	$ 27,541	$ 9,035

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRTEEN WEEKS ENDED MARCH 28, 2004

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise noted in this report, any description of us includes Adolph Coors Company (ACC), principally a holding company; its principal operating subsidiaries, Coors Brewing Company (CBC) and Coors Brewers Limited (CBL); and our other corporate entities.

Unaudited condensed consolidated financial statements

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The accompanying condensed consolidated financial statements include our accounts, the accounts of our majority–owned domestic and foreign subsidiaries, and, effective December 29, 2003, certain variable interest entities of which we are the primary beneficiary (See Note 2). All significant intercompany transactions and balances have been eliminated in consolidation. These condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements contained in our Annual Report on Form 10–K for the year ended December 28, 2003. The results of operations for the thirteen weeks ended March 28, 2004, are not necessarily indicative of the results that may be achieved for the full fiscal year and cannot be used to indicate financial performance for the entire year.

The year–end condensed balance sheet data was derived from audited financial statements.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements are affected.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to 2004 presentation.

Stock–based compensation

We use the intrinsic value method when accounting for options issued to employees in accordance with Accounting Principles Board No. 25, "*Accounting for Stock Issued to Employees*" (APB No. 25), and related interpretations. Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value provisions of Statement of Financial Accounting Standards No. 123, "*Accounting*

for Stock–based Compensation" (SFAS No. 123) to stock–based compensation using the Black–Scholes valuation model:

	Thirteen Weeks Ended	
	March 28, 2004	March 30, 2003
	(In thousands, except per share data)	
Net income, as reported	$ 4,840	$ 806
Total stock–based compensation expense determined under fair value based methods for all awards, net of related tax effects	(4,551)	(3,252)
Proforma net income (loss)	$ 289	$ (2,446)
Earnings (loss) per share:		
Basic—as reported	$ 0.13	$ 0.02
Basic—proforma	$ 0.01	$ (0.07)
Diluted—as reported	$ 0.13	$ 0.02
Diluted—proforma	$ 0.01	$ (0.07)

We lowered the expected term for stock options issued in the first quarter 2004 to 3.5 years, down from 5.4 years in 2003 based on analysis of option exercise activity. We amortize proforma expense over the option vesting period of three years.

2. VARIABLE INTEREST ENTITIES—IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENT

The FASB finalized ***FASB Interpretation No. 46R, Consolidation of Variable Interest Entities—An Interpretation of ARB51 (FIN 46R)*** in December 2003, making the new guidance applicable to us in the first quarter of 2004. FIN 46R expands the scope of ARB51 and can require consolidation of legal structures, called "variable interest entities (VIEs)." A VIE does not share economic risk and rewards through typical equity ownership arrangements; instead, contractual or other relationships re–distribute economic risks and rewards among equity holders and other parties. Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. We have investments in VIEs, of which we are the primary beneficiary. Accordingly, we have consolidated three joint ventures in our first quarter 2004 results effective December 29, 2003, and financial position as of March 28, 2004. These include Rocky Mountain Metal Container (RMMC), Rocky Mountain Bottle Company (RMBC) and Grolsch UK Limited (Grolsch). Significant impacts to our balance sheet included the addition of net fixed assets of RMMC and RMBC totaling approximately $72 million, and RMMC debt of approximately $45 million. The impact to our income statement was to reduce Americas segment cost of goods sold, reclassify costs out of cost of goods sold into marketing, general and administrative expense and to increase corporate interest expense in the quarter. Our partners share of the operating results of the venture is eliminated in the minority interest in net income of subsidiaries line of the accompanying statement of income. Due to inter–period tax allocation to disproportionably high joint venture earnings in the first quarter, our net income was reduced by $0.6 million in the quarter. Results of operation and financial position from prior periods are not being restated as a result of the adoption of FIN 46R.

Rocky Mountain Bottle Company

RMBC is a joint venture with Owens–Brockway Glass Container, Inc. (Owens) in which we hold a 50% interest. RMBC produces glass bottles at our glass manufacturing facility for use at our Golden brewery. Under this agreement, RMBC has a contract to supply our bottle requirements and Owens has a contract to supply the majority of our bottles for our bottle requirements not met by RMBC in the U.S. In 2003, our share of pre–tax joint venture profits for this venture totaling $2.7 million in the

first quarter were offset against cost of goods sold in our Condensed Consolidated Statements of Income. RMBC is a non–taxable entity, accordingly in 2004, income tax expense on the accompanying statement of income only includes taxes related to our share of the joint venture income.

Rocky Mountain Metal Container

RMMC is a joint venture with Ball Corporation (Ball), a Colorado limited liability company in which we hold a 50% interest. We have a can and end supply agreement with RMMC. Under the agreement, RMMC agreed to supply us with substantially all of the can and end requirements for our Golden brewery. RMMC manufactures these cans and ends at our manufacturing facilities, which RMMC is operating under a use and license agreement. In 2003, our share of pre–tax joint venture loss totaling $0.4 million in the first quarter was included in cost of goods sold in our Condensed Consolidated Statements of Income. RMMC is a non–taxable entity, accordingly in 2004, income tax expense on the accompanying statement of income only includes taxes related to our share of the joint venture income. Upon consolidation of RMMC, debt of approximately $45 million was added to our balance sheet. As of March 28, 2004, this debt was non–recourse to Coors.

Grolsch

Grolsch is a joint venture between CBL and Royal Grolsch NV in which we hold a 49% interest. The Grolsch joint venture involves the marketing of Grolsch branded beer in the United Kingdom and the Republic of Ireland. The majority of the Grolsch branded beer is manufactured by CBL under a contract brewing arrangement with the joint venture. CBL and Grolsch NV sell beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid, plus a marketing and overhead charge plus a profit margin. In 2003, our share of pre–tax joint venture profits for this venture totaling $0.6 million in the first quarter was included in cost of goods sold in our Condensed Consolidated Statements of Income. Grolsch is a taxable entity in the UK, accordingly in 2004, income tax expense on the accompanying statement of income, includes taxes related to the entire income of the venture. Upon consolidation, net fixed assets of approximately $4 million and a loan from Royal Grolsch NV of approximately $1 million were added to our balance sheet.

The following summarizes the relative size of our consolidated joint ventures:

	Thirteen Weeks Ended March 28, 2004		
	Total Assets	Sales(1)	Pre–tax Income (loss)
Grolsch UK Limited	$ 27,742	$ 12,309	$ 1,896
Rocky Mountain Bottle Company	$ 45,102	$ 21,478	$ 4,932
Rocky Mountain Metal Container	$ 78,377	$ 43,120	$ (520)

(1) Substantially all such sales are made to the Company.

3. EMPLOYEE RETIREMENT PLANS

We implemented ***FASB Statement No. 132 (SFAS 132) Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)*** in the fourth quarter of 2003 and incorporated its changes into our 2003 Annual Report on Form 10–K. SFAS 132 does not change the accounting and measurement for pensions and other postretirement benefits. It does add new disclosures for the

footnotes to the financial statements, including quarterly reporting on Form 10–Q. We are required to include the following disclosures regarding our retirement plan benefit expenses:

	Thirteen Weeks Ended (in thousands):					
	March 28, 2004			March 30, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
Defined Benefit Plans						
Service cost	$ 5,277	$ 8,488	$ 13,765	$ 4,541	$ 7;098	$ 11,639
Interest cost	13,355	25,212	38,567	12,049	20,448	32,497
Expected return on plan assets	(13,513)	(30,522)	(44,035)	(11,947)	(24,416)	(36,363)
Amortization of prior service cost	1,508	—	1,508	1,451	—	1,451
Amortization of transition obligation	59	—	59	63	—	63
Amortization of net loss	3,593	1,203	4,796	2,247	—	2,247
Less expected participant contributions	—	(2,333)	(2,333)	—	(1,976)	(1,976)
Net periodic pension cost	$ 10,279	$ 2,048	$ 12,327	$ 8,404	$ 1,154	$ 9,558
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 499	$ —	$ 499	$ 401	$ —	$ 401
Interest cost on projected benefit obligation	1,564	—	1,564	1,689	—	1,689
Amortization of prior service cost	(5)	—	(5)	(5)	—	(5)
Recognized net actuarial loss	192	—	192	91	—	91
Net periodic post–retirement benefit cost	$ 2,250	$ —	$ 2,250	$ 2,176	$ —	$ 2,176

We have made no significant revisions to our employer contributions paid, or expected to be paid, in 2004 since reporting at December 28, 2003.

4. EQUITY INVESTMENTS

The following summarizes information regarding our other equity investments that we have determined are not required to be consolidated under FIN 46R:

Non–Majority–Owned Equity Investments:

	Thirteen Weeks Ended March 28, 2004	
	Total Assets	Company share of joint venture loss
	(In thousands)	
Molson USA, LLC	$ 14,419	$ (251)
Tradeteam	$ 111,641	$ (710)

Molson USA, LLC

In January 2001, we entered into a joint venture partnership agreement with Molson, Inc. (Molson), and paid $65.0 million for a 49.9% interest in the joint venture. The joint venture, Molson USA, LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. We account for this joint venture by using the equity method of accounting due to the effective control of the partnership being shared equally by the partners under the operating agreement. We recognize our share of the joint venture results in the other income (expense), net, line in our Condensed Consolidated Statements of Income given the immateriality of its results. We believe our maximum exposure to loss over the required ownership period to be $40 million. We have determined that, while Molson USA is a variable interest entity as defined by FIN 46R, we are not the primary beneficiary of the entity.

Tradeteam

Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between CBL breweries and customers. Tradeteam also delivers products for other U.K. brewers. Our share of pre-tax joint venture results has been included in the other income (expense), net, line of our Condensed Consolidated Statements of Income given the immateriality of its results. We do not believe there is a significant exposure to loss in our current relationship over our expected ownership period. We have determined that Tradeteam is not a variable interest entity as defined in FIN 46R.

Majority-Owned, Non-Consolidated Equity Investment:

	Thirteen Weeks Ended March 28, 2004	
	Total Assets	Company share of partnership pre-tax income
	(In thousands)	
Coors Canada	$ 22,156	$ 12,463

Coors Canada, Inc. (CCI), a wholly-owned subsidiary, formed a partnership, Coors Canada, with Molson to market and sell our products in Canada beginning in 1998. CCI and Molson have a 50.1% and 49.9% interest, respectively. Under the partnership agreement, Coors Canada is responsible for marketing our products in Canada, while the partnership contracts with Molson for brewing, distribution and sales of these brands. In December 2000, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. These agreements also provide for the possibility for Molson to test market and, if the test market is successful, launch light beers in Canada. Coors Canada receives an amount from Molson generally equal to net sales revenue generated from our brands less production, distribution, sales and overhead costs related to these sales. Our share of pre-tax income from this partnership is included in net sales in our Condensed Consolidated Statements of Income. We do not believe that there is a significant exposure to loss in our current relationship over the expected ownership period. Although we believe Coors Canada is a variable interest entity, we have determined that we are not the primary beneficiary of the entity.

5. OTHER COMPREHENSIVE INCOME

	Thirteen Weeks Ended	
	March 28, 2004	March 30, 2003
	(In thousands)	
Net income	$ 4,840	$ 806
Other comprehensive income:		
Foreign currency translation adjustments	42,413	30,732
Currency effect on minimum pension liability	(3,446)	—
Unrealized gain (loss) on available-for-sale securities and derivative instruments, net of tax	19,794	(8,618)
Reclassification adjustment—available-for-sale securities and derivative instruments, net of tax	(1,651)	1,494
Comprehensive income	$ 61,950	$ 24,414

6. EARNINGS PER SHARE (EPS)

Basic and diluted net income per common share were determined using the calculations outlined below:

	Thirteen Weeks Ended	
	March 28, 2004	March 30, 2003
	(In thousands)	
Net income available to common shareholders	$ 4,840	$ 806
Weighted average shares for basic EPS	36,664	36,317
Effect of dilutive securities:		
Stock options granted to employees	583	219
Restricted shares subject to repurchase excluded from basic EPS	30	22
Weighted average shares for diluted EPS	37,277	36,558
Basic EPS	$ 0.13	$ 0.02
Diluted EPS	$ 0.13	$ 0.02

The dilutive effects of stock options and restrictive shares were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. Anti–dilutive stock options totaling 2.2 million weighted average shares were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares.

7. BUSINESS SEGMENTS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN 46R. This segment also includes the Coors Light® business in Canada that is conducted through a partnership investment with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture investment, Molson USA. The Americas also include the small amount of volume that is sold outside of the United States and its territories and Europe.

The Europe segment consists of our production and sale of the CBL brands, principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland, (consolidated under FIN 46R in 2004) and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer in the United Kingdom and Coors Light in the Republic of Ireland.

No single customer accounted for more than 10% of our sales. Inter–segment revenues are insignificant.

Summarized financial information concerning our reportable segments is shown in the following table:

Income Statement Information:	2004	2003
	(In thousands)	
Americas		
Net sales	$ 539,793	$ 526,756
Income before income taxes, after minority interests	29,122	26,689
Europe		
Net sales	383,718	301,385
Income before income taxes, after minority interest	5,609	726
Total Operating Segments		
Net sales from operating segments	923,511	828,141
Income before income taxes, after minority interests	34,731	27,415
Corporate unallocated expenses, after minority interests	(26,158)	(26,155)
Total consolidated income before income taxes, after minority interests	$ 8,573	$ 1,260

Following is a reconciliation of amounts shown as income before income taxes, after minority interests, to income before income taxes and net income shown on the condensed consolidated statements of income. Minority interests exist in 2004 due to the consolidation of certain variable interest entities as a result of the adoption of FIN 46R (Note 2).

	2004				2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
	(In thousands)							
Income before income taxes, after minority interests	$ 29,122	$ 5,609	$ (26,158)	$ 8,573	$ 26,689	$ 726	$ (26,155)	$ 1,260
Minority interests	2,401	545	(440)	2,506	—	—	—	—
Income before income taxes	31,523	6,154	(26,598)	11,079	26,689	726	(26,155)	1,260
Income tax expense				(3,733)				(454)
Income before minority interests				7,346				806
Minority interests				(2,506)				—
Net income				$ 4,840				$ 806

8. RESTRUCTURING

In 2002, we incurred charges related to the closing of our Cape Hill brewery in the United Kingdom. The following summarizes the activity during the first quarter of 2004 related to these restructurings.

Closure of the Cape Hill brewery commenced in July 2002 with the shut down of the kegging line. All production ceased in December 2002, at which time the assets were reclassified as held-for-sale. No impairment was taken on the assets, as their market value exceeds their carrying value. The payment of severance and other termination benefits started in July 2002, and was substantially complete in 2003. The remaining liability consists of unpaid severance and site closure costs. We have a potential buyer for the property and expect disposition to be completed during 2005, depending on obtaining agreement with government authorities on zoning issues. Any unpaid restructuring liability at the time of sale will be reclassified to goodwill.

The following table illustrates the changes in the liability balance since our last fiscal year end:

	Severance Costs	Other Closing Costs	Total
	(In thousands)		
Balance at December 28, 2003	$ 1,844	$ 524	$ 2,368
Cash payments	(59)	(176)	(235)
Effect of foreign exchange	47	15	62
Balance at March 28, 2004	$ 1,832	$ 363	$ 2,195

9. GOODWILL AND OTHER INTANGIBLES

The following tables present details of our intangible assets as of March 28, 2004:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)	(In millions)		
Intangible assets subject to amortization:				
Brands	3–20	$ 123.3	$ (33.0)	$ 90.3
Distribution rights	2–10	36.3	(11.2)	25.1
Patents and technology and distribution channels	3–10	33.6	(10.9)	22.7
Other	5–34	16.7	(7.4)	9.3
Intangible assets not subject to amortization:				
Brands	Indefinite	363.9		363.9
Pension	N/A	40.7		40.7
Other	Indefinite	27.8		27.8
Total		$ 642.3	$ (62.5)	$ 579.8

Based on average foreign exchange rates for the thirteen weeks ended March 28, 2004, the estimated future amortization expense of intangible assets is as follows:

Fiscal Year	Amount
	(In millions)
2004	$ 22.3
2005	$ 18.1
2006	$ 16.4
2007	$ 13.1
2008	$ 12.6

Amortization expense of intangible assets was $6.5 million and $5.0 million for the thirteen weeks ended March 28, 2004 and March 30, 2003, respectively.

As of March 28, 2004, goodwill was allocated between our reportable segments as follows:

Segment	As of March 28, 2004
	(In millions)
Americas	$ 151.6
Europe	664.5
Total	$ 816.1

Goodwill balances fluctuated from December 28, 2003, due to changes in currency rates.

Goodwill related to our joint venture investment with Molson was evaluated during the third quarter of 2003 under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* (APB No. 18), and found not to be impaired. Since our acquisition of the joint venture interest, the venture has seen significant volume gains, but its operating results have not met our original expectations. We and our partners continue to evaluate and refine the venture's strategy for 2004 and beyond, along with the implications that future assumptions for volume, costs and profit may have on our investment valuation. This goodwill is included in investments in joint ventures in the accompanying Condensed Consolidated Balance Sheet.

10. DEBT

Our total long–term borrowings as of March 28, 2004, and December 28, 2003, were composed of the following:

	As of			
		March 28, 2004		December 28, 2003
		(In thousands)		
Short–term borrowings(1)	$	15,295		21,309
Senior private placement notes	$	20,000	$	20,000
6 3/8% Senior notes due 2012		856,160		854,043
Senior Credit Facility:(2)		—		86,000
Commercial paper(3)		297,503		249,645
Other notes payable(4)		64,983		20,006
Total long–term debt	$	1,238,646	$	1,229,694
Total debt	$	1,253,941	$	1,251,003
Current portion of long–term debt	$	202,752	$	69,856

(1) Our short–term borrowings consist of various uncommitted lines of credit. At March 28, 2004, we had two USD uncommitted lines of credit totaling $50 million. We had $7.0 million outstanding under these lines of credit as of December 28, 2003, and no borrowings outstanding under these lines as of March 28, 2004. Amounts outstanding under the lines of credit bear interest at a rate stated by the lenders. The December interest rate at December 28, 2003, was 1.80%. We also had three uncommitted lines of credit totaling 30.0 million GBP, or approximately $54.5 million based on foreign exchange rates at March 28, 2004. These lines of credit bear interest at a floating rate determined by the lenders. At March 28, 2004, and December 28, 2003, the interest rate was 4.85% and 4.30% and balances outstanding totaled $14.4 million and $11.9 million, respectively. In addition, we have two uncommitted lines of credit totaling 900 million Japanese yen, or approximately $8.5 million, at March 28, 2004. Interest rates are below 1% and amounts outstanding totaled $0.9 million and $2.4 million at March 28, 2004, and December 28, 2003, respectively.

(2) At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. In connection with the repayments on our term loan, we accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during the first quarter of 2004.

(3) In June 2003, we issued approximately $300 million in commercial paper. At March 28, 2004, and December 28, 2003, we had $298 million and $250 million outstanding, respectively. $200 million of our commercial paper balance is classified as short–term, as our intent is to repay that portion in the next twelve months. The remaining $98 million is classified as long–term, reflecting our

intent to keep this amount outstanding for longer than 360 days and our ability to refinance these borrowings on a long-term basis through our existing revolving line of credit. As of March 28, 2004, and December 28, 2003, the interest rates on our commercial paper borrowings ranged from 1.15% to 1.20% with a weighted average of 1.182% and from 1.24% to 1.27%, with a weighted average of 1.255%, respectively. As of March 28, 2004, $298 million of our total $500 million unsecured committed credit arrangement was being used as a backstop for our commercial paper program. This line of credit has a five-year term expiring 2007.

(4)

Our other notes payable consists of a CBL note payable totaling approximately $20 million and denominated in Euros that existed at the time of the CBL acquisition; and a note payable issued by our RMMC joint venture (See Note 2). The CBL note bears interest at 5.39% and matures in October 2005. The RMMC note bears interest at 7.20% and matures in December 2013.

11. CONTINGENCIES

Environmental

When we determine that it is probable that a liability for environmental matters or other legal actions exists and the amount of the loss is reasonably estimable, an estimate of the future costs are recorded as a liability in the financial statements. Costs may be capitalized if they extend the life, increase the capacity or improve the safety or efficiency of company-owned assets, or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). We are obligated to pay a portion of future costs in excess of that amount.

In January 2004, Waste Management provided us with updated annual cost estimates through 2032. We reviewed these cost estimates, in conjunction with a third-party expert, in the assessment of our accrual related to this issue. We used certain assumptions that differ from Waste Management's estimates to assess our expected liability. Our expected liability is based on our and the third-party's best estimates available.

The assumptions used are as follows:

- trust management costs will be accrued as incurred,
- income taxes, which we believe not to be an included cost, are not included in the assumptions,
- a 2% inflation rate for future costs, and
- certain operations and maintenance costs were discounted using a 4.98% risk-free rate of return.

Based on these assumptions, the present value and gross amount of the discounted costs are approximately $1.4 million and $3.3 million, respectively. We did not assume any future recoveries from insurance companies in the estimate of our liability. We believe that the existing accrual is adequate as of March 28, 2004.

Considering the estimates extend through the year 2032 and the related uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of

our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals in the future are possible.

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage.

While we cannot predict the eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Litigation and Other Disputes

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

In February 2003, an arbitration panel found in favor of CBC in a contract interpretation issue between CBC and one of its wholesalers. The revenues that were the subject of the arbitration were generated by sales during 2002 and totaled approximately $4.2 million. This revenue was recorded in net sales during the first quarter of 2003.

We are involved in other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters, including the above–described advertising practices case, may arise from time to time that may harm our business.

Golden Brewery Accident

In February 2004, we experienced an accident at our Golden brewery operation that resulted in injuries to three employees, extensive property damage, and a shut–down of the brewery operation for a short amount of time. We maintain insurance coverage for these types of events, including coverage for costs we incurred to avoid any business interruption. We recorded a loss of $2.0 million during the first quarter for clean up, repairs, and losses from the impairment of long–lived assets. We anticipate that our full year 2004 financial results will be negatively impacted by $2.0 million to $3.0 million, largely representing our insurance deductibles. We are still evaluating the total impact of the accident.

Regulatory Compliance Review

We have concluded a regulatory compliance review of certain trading practices. In accordance with SFAS No. 5, "Accounting for Contingencies", the company has concluded it is not probable a material liability will arise from these practices.

12. SUPPLEMENTAL GUARANTOR INFORMATION

On May 7, 2002, a wholly–owned subsidiary of ours, CBC (Issuer) completed a private placement of $850 million principal amount of 6 $^{3}/_{8}$% Senior notes due 2012. The notes were issued with registration rights and were guaranteed on a senior and unsecured basis by Adolph Coors Company (Parent Guarantor) and certain domestic subsidiaries (Subsidiary Guarantors). The guarantees are full and unconditional and joint and several. A significant amount of the Issuer's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as our financial condition and operating requirements and those of certain domestic subsidiaries, could limit the Issuer's ability to obtain cash for the purpose of meeting its debt service obligation including the payment of principal and interest on the notes.

Simultaneously with the private placement, we entered into a registration rights agreement pursuant to which we registered the exchange of the notes for substantially identical notes. The exchange of all the notes was completed on September 16, 2002.

The following information sets forth our Condensed Consolidating Balance Sheets as of March 28, 2004, and December 28, 2003, and the Condensed Consolidating Statements of Income and Cash Flows for the thirteen weeks ended March 28, 2004, and March 30, 2003. Investments in our subsidiaries are accounted for on the equity method; accordingly, entries necessary to consolidate the Parent Guarantor, Issuer, and all of its subsidiaries are reflected in the eliminations column. Separate complete financial statements of the Issuer and the Subsidiary Guarantors would not provide additional material information that would be useful in assessing their financial composition.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTEEN WEEKS ENDED MARCH 28, 2004 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 550,650	$ 30,633	$ 653,405	$ —	$ 1,234,688
Beer excise taxes	—	(86,747)	(356)	(224,074)	—	(311,177)
Net sales	—	463,903	30,277	429,331	—	923,511
Cost of goods sold	—	(299,282)	(23,981)	(288,481)	—	(611,744)
Equity in subsidiary (loss) earnings	(2,557)	20,886	—	—	(18,329)	—
Gross profit (loss)	(2,557)	185,507	6,296	140,850	(18,329)	311,767
Marketing, general and administrative	(133)	(165,259)	(7,898)	(110,487)	—	(283,777)
Operating (loss) income	(2,690)	20,248	(1,602)	30,363	(18,329)	27,990
Interest income	94	2	34	4,555	—	4,685
Interest income (expense)	11,011	(14,333)	4,545	(21,446)	—	(20,223)
Other income (expense)	(103)	(19,572)	41,726	(23,424)	—	(1,373)
Income (loss) before income taxes	8,312	(13,655)	44,703	(9,952)	(18,329)	11,079
Income tax (expense) benefit	(3,472)	11,035	(14,282)	2,986	—	(3,733)
Income (loss) before minority interest	4,840	(2,620)	30,421	(6,966)	(18,329)	7,346
Minority interest	—	—	—	(2,506)	—	(2,506)
Net income (loss)	$ 4,840	$ (2,620)	$ 30,421	$ (9,472)	$ (18,329)	$ 4,840

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTEEN WEEKS ENDED MARCH 30, 2003 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 542,591	$ 27,963	$ 530,301	$ —	$ 1,100,855
Beer excise taxes	—	(86,824)	(216)	(185,674)	—	(272,714)
Net sales	—	455,767	27,747	344,627	—	828,141
Cost of goods sold	—	(301,026)	(24,652)	(233,796)	—	(559,474)
Equity in subsidiary (loss) earnings	(7,277)	(2,517)	—	—	9,794	—
Gross profit (loss)	(7,277)	152,224	3,095	110,831	9,794	268,667
Marketing, general and administrative	(118)	(154,869)	(6,714)	(92,609)	—	(254,310)
Operating (loss) income	(7,395)	(2,645)	(3,619)	18,222	9,794	14,357
Interest income	169	—	—	4,490	—	4,659
Interest income (expense)	11,571	(13,899)	(338)	(18,474)	—	(21,140)
Other income (expense)	—	7,144	16,185	(19,945)	—	3,384
Income (loss) before income taxes	4,345	(9,400)	12,228	(15,707)	9,794	1,260
Income tax (expense) benefit	(3,539)	2,096	(3,723)	4,712	—	(454)
Net income (loss)	$ 806	$ (7,304)	$ 8,505	$ (10,995)	$ 9,794	$ 806

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF MARCH 28, 2004

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 823	$ 1,268	$ 2,262	$ 23,188	$ —	$ 27,541
Accounts receivable, net	—	116,415	8,588	444,733	—	569,736
Other receivables, net	—	42,805	2,953	52,771	—	98,529
Inventories	—	115,100	7,082	111,737	—	233,919
Other current assets	—	36,077	388	44,117	—	80,582
Total current assets	823	311,665	21,273	676,546	—	1,010,307
Properties, net	—	795,017	18,855	699,357	—	1,513,229
Goodwill	—	148,503	(153,838)	821,468	—	816,133
Other intangibles, net	—	66,631	81,153	431,967	—	579,751
Investments in joint ventures	—	65,302	—	79,334	—	144,636
Net investment in and advances to subs	1,387,370	1,874,461	—	—	(3,261,831)	—
Long-term deferred tax asset	18,392	3,558	140,945	51,353	—	214,248
Other non-current assets	5,836	94,783	2,648	109,941	—	213,208
Total assets	$ 1,412,421	$ 3,359,920	$ 111,036	$ 2,869,966	$ (3,261,831)	$ 4,491,512
Liabilities and shareholder's equity		&sp;				
Current liabilities:						
Accounts payable	$ —	$ 151,002	$ 4,291	$ 146,336	$ —	$ 301,629
Accrued salaries and vacations	—	39,727	803	8,415	—	48,945
Taxes, other than income	—	34,622	350	144,475	—	179,447
Accrued expenses and other liabilities	23,532	109,855	15,159	229,594	—	378,140
Current portion of long-term debt	—	198,206	—	19,841	—	218,047
Total current liabilities	23,532	533,412	20,603	548,661	—	1,126,208
Long-term debt	20,000	955,457	—	60,437	—	1,035,894
Deferred tax liability	—	—	—	197,753	—	197,753
Other long-term liabilities	7,874	485,057	834	249,221	—	742,986
Total liabilities	51,406	1,973,926	21,437	1,056,072	—	3,102,841
Minority interest	—	—	—	27,656	—	27,656
Total shareholders' equity	1,361,015	1,385,994	89,599	1,786,238	(3,261,831)	1,361,015
Total liabilities and shareholders' equity	$ 1,412,421	$ 3,359,920	$ 111,036	$ 2,869,966	$ (3,261,831)	$ 4,491,512

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 28, 2003

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 454	$ 802	$ 2,849	$ 15,335	$ —	$ 19,440
Accounts receivable, net	35	45,018	8,990	564,010	—	618,053
Other receivables, net	—	66,483	2,220	64,316	—	133,019
Current deferred tax asset	—	9,417	(61)	3,463	—	12,819
Total inventories	—	109,113	5,619	94,753	—	209,485
Other current assets	—	30,626	484	54,922	—	86,032
Total current assets	489	261,459	20,101	796,799	—	1,078,848
Properties, at cost and net	—	813,996	18,919	617,870	—	1,450,785
Goodwill	—	151,868	(149,974)	794,526	—	796,420
Other intangibles, net	—	66,913	82,782	402,417	—	552,112
Investments in joint ventures	—	95,392	—	98,190	—	193,582
Net investment in and advances to subs	1,285,272	1,851,260	—	—	(3,136,532)	—
Deferred tax asset	18,392	(125)	135,047	51,490	—	204,804
Other non−current assets	5,318	78,698	2,648	123,011	—	209,675
Total assets	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 179,300	$ 1,091	$ 215,813	$ —	$ 396,204
Accrued salaries and vacations	—	47,640	1,203	8,750	—	57,593
Taxes, other than income taxes	—	27,704	715	184,062	—	212,481
Accrued expenses and other liabilities	14,739	103,754	3,456	254,330	—	376,279
Current portion of long−term debt	—	76,855	—	14,310	—	91,165
Total current liabilities	14,739	435,253	6,465	677,265	—	1,133,722
Long−term debt	20,000	1,119,832	(865)	20,871	—	1,159,838
Deferred tax liability	—	—	—	195,523	—	195,523
Other long−term liabilities	7,356	480,401	840	241,170	—	729,767
Total liabilities	42,095	2,035,486	6,440	1,134,829	—	3,218,850
Total shareholders' equity	1,267,376	1,283,975	103,083	1,749,474	(3,136,532)	1,267,376
Total liabilities and shareholders' equity	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THIRTEEN WEEKS ENDED MARCH 28, 2004

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	**$ 7,010**	**$ (15,161)**	**$ 4,047**	**$ 37,382**	**$ 33,278**
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to properties	—	(12,547)	(386)	(24,271)	(37,204)
Proceeds from sales of properties	—	558	381	8,931	9,870
Investment in Molson USA, LLC	—	(998)	—	—	(998)
Cash recognized on initial consolidation of joint ventures	—	—	—	20,840	20,840
Other	—	—	(86)	—	(86)
Net cash (used in) investing activities	**—**	**(12,987)**	**(91)**	**5,500**	**(7,578)**
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuance of stock under stock plans	35,585	—	—	—	35,585
Dividends paid	(7,560)	—	—	—	(7,560)
Net (payments) proceeds from short-term borrowings	—	(7,000)	—	523	(6,477)
Net proceeds on commercial paper	—	48,000	—	—	48,000
Payments on debt and capital lease obligations	—	(86,138)	—	—	(86,138)
Dividends paid to minority interests	—	—	—	(2,312)	(2,312)
Change in overdraft balances	—	572	—	36	608
Net activity in investment and advances (to) from subsidiaries	(34,666)	73,180	(4,891)	(33,623)	—
Net cash (used in) provided by financing activities	**(6,641)**	**28,614**	**(4,891)**	**(35,376)**	**(18,294)**
CASH AND CASH EQUIVALENTS:					
Net increase (decrease) in cash and cash equivalents	369	466	(935)	7,506	7,406
Effect of exchange rate changes on cash and cash equivalents	—	—	348	347	695
Balance at beginning of year	454	802	2,849	15,335	19,440
Balance at end of quarter	**$ 823**	**$ 1,268**	**$ 2,262**	**$ 23,188**	**$ 27,541**

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THIRTEEN WEEKS ENDED MARCH 30, 2003

(In thousands unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	$ 8,068	$ 21,333	$ 12,294	$ (4,075)	$ 37,620
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to properties	—	(17,901)	(534)	(37,336)	(55,771)
Proceeds from sales of properties	—	—	648	1,022	1,670
Investment in Molson USA, LLC	—	(2,745)	—	—	(2,745)
Other	—	(640)	—	—	(640)
Net cash (used in) provided by investing activities	—	(21,286)	114	(36,314)	(57,486)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Dividends paid	(7,450)	—	—	—	(7,450)
Proceeds from short–term borrowings	—	279,400	—	14,945	294,345
Payments on debt and capital lease obligations	—	(263,861)	—	(41,864)	(305,725)
Change in overdraft balances	—	(11,028)	—	—	(11,028)
Net activity in investment and advances (to) from subsidiaries	(352)	(3,334)	(10,144)	13,830	—
Net cash (used in) provided by financing activities	(7,802)	1,177	(10,144)	(13,089)	(29,858)
CASH AND CASH EQUIVALENTS:					
Net increase (decrease) in cash and cash equivalents	266	1,224	2,264	(53,478)	(49,724)
Effect of exchange rate changes on cash and cash equivalents	—	—	65	(473)	(408)
Balance at beginning of year	161	499	634	57,873	59,167
Balance at end of quarter	$ 427	$ 1,723	$ 2,963	$ 3,922	$ 9,035

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting our consolidated results of operations, liquidity, and capital resources for the first quarter ended March 28, 2004, and March 30, 2003, and should be read in conjunction with the financial statements and notes thereto included elsewhere in this report, as well as our Annual Report on Form 10–K for the year ended December 28, 2003. Our results in the first quarter of 2004 are affected by the adoption of FIN 46R, which required consolidation of some of our joint ventures. (See Note 2 in the accompanying financial statements.)

Executive Summary

The first quarter of 2004 was a better start than last year. Overall, our results improved significantly against difficult operating results a year ago in both our Americas and Europe segments. Although we did not succeed in growing our Americas volumes, we did achieve progress on cost initiatives and supply–chain improvements in the U.S. In addition, we grew volume and share in the U.K. while increasing operating margins, and our Coors Light business in Canada continued its strong performance.

Our Americas segment net sales and pretax earnings in the first quarter of 2004 improved substantially from the prior year, despite a slight decline in sales volume during the quarter, and lapping of two one–time gains in early 2003—a $4.2 million arbitration settlement and a $3.1 million gain on a warehouse sale. In addition, the initial reaction to the introduction of our low–carb Aspen Edge brand has been positive. This new brand's impact on our first quarter results was small because the rollout began late in the quarter. Our first quarter product supply performance improved to levels comparable to or better than they were before our supply chain system changeover last fall. Americas segment results also benefited from higher revenue per barrel, driven by favorable pricing and higher income from Canada, along with continued cost reductions in our U.S. operations.

In our Europe segment, beer volumes, net sales and pretax income all grew in the quarter. Results in the segment were driven by increased owned–brand volume and solid margin performance in both our on–trade and off–trade businesses. These positive factors were partially offset by increased overhead expenses and lapping of the last of our transitional service arrangements income in the first quarter of last year. It is important to note that the first quarter is the smallest profit quarter of the year in this segment. Performance in both the summer and holiday seasons will be key to our success this year in the Europe segment.

Results of Operations

THE AMERICAS SEGMENT RESULTS OF OPERATIONS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN 46R. This segment also includes the Coors Light® business in Canada that is conducted through a partnership with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture, Molson USA. The Americas

also include the small amount of Coors brands that are sold outside of the United States and its territories and Europe.

	Thirteen Weeks Ended		
	March 28, 2004	March 30, 2003	% Change
	(In thousands, except percentages) (Unaudited)		
Volume in barrels	4,896	4,905	N/M
Net sales	$ 539,793	$ 526,756	2.5%
Cost of goods sold	(334,485)	(337,590)	(0.9)%
Gross profit	205,308	189,166	8.5%
Marketing, general and administrative	(175,029)	(165,139)	6.0%
Operating income	30,279	24,027	26.0%
Other income, net(1)	1,244	2,662	(53.3)%
Income before income taxes(2)	$ 31,523	$ 26,689	18.1%

(1) Other income, net consists primarily of our equity share of Molson USA losses and, in 2003, gain from the sale of a warehouse.

(2) Income before income taxes in 2004 includes $2.4 million of the minority owners' share of income attributable to the RMMC and RMBC joint ventures.

Foreign Currency impact on 2004 results

In 2004, our Americas segment benefited from a 13% year–over–year increase in the value of the Canadian Dollar (CAD) against the US dollar. As a result of this exchange–rate fluctuation, income before taxes deriving from the Coors Canada partnership are higher than in the prior year by approximately $1.5 million. However, the Canadian exchange rate had a negative impact of approximately $0.9 million on our share of the Molson USA joint venture results.

Net sales and volume

For the thirteen weeks ended March 28, 2004, net sales in the Americas were $539.8 million, 2.5% higher than $526.8 million for the same period last year. Barrel sales for the same period declined by 0.2% and sales to retail decreased 1.4%. The primary causes of volume declines in 2004 are sustained customer interest in low–carbohydrate beers and lower export sales to Puerto Rico. However, net sales per barrel improved 2.7% in 2004 due to successful pricing initiatives and increased Canada profits.

Cost of goods sold and gross profit

Cost of goods sold decreased 0.9% to $334.5 million in 2004 from $337.6 million last year. On a per–barrel basis, cost of goods sold decreased 0.7% per barrel quarter–over–quarter, driven primarily by the implementation of FIN 46R that reallocated costs within the income statement, as well as progress on our operations costs initiatives. (See Note 2 in the accompanying financial statements). These favorable factors were partially offset by higher freight, pension, healthcare and other overhead costs in 2004.

Gross profit increased 8.5% to $205.3 million in the first quarter of the current year, compared to the same period last year, as a result of the factors noted above. Likewise, gross profit as a percentage of net sales was 38.0% in 2004, compared to 35.9% last year.

Marketing, general and administrative expenses

Marketing, general and administrative expenses increased 6.0% to $175.0 million in 2004 from $165.1 million in 2003. The increase is mainly due to sales and additional marketing investments in Coors Light and Aspen Edge, in addition to higher pension, healthcare and information systems depreciation.

THE EUROPE SEGMENT RESULTS OF OPERATIONS

The Europe segment consists of our production and sale of the CBL brands, principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the distribution of Grolsch in the United Kingdom and Republic of Ireland, (consolidated under FIN 46R in 2004) and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer in the United Kingdom and Coors Light in the Republic of Ireland.

	Thirteen Weeks Ended		
	March 28, 2004	March 30, 2003	% Change
	(In thousands, except percentages) (Unaudited)		
Volume in barrels	2,144	2,013	6.5
Net sales	$ 383,718	$ 301,385	27.3
Cost of goods sold	(277,259)	(221,884)	25.0
Gross profit	106,459	79,501	33.9
Marketing, general and administrative	(102,019)	(83,945)	21.5
Operating (loss) income	4,440	(4,444)	N/M
Interest income(1)	4,228	4,365	(3.1)
Other income (expense), net(2)	(2,514)	805	N/M
Income before income taxes(3)	$ 6,154	$ 726	N/M

(1) Interest income is earned on trade loans to UK on–trade customers, and is typically driven by debt balances from period–to–period.

(2) Other income (expense), net consists primarily of Tradeteam income or loss for the period.

(3) Income before income taxes in 2004 includes $545 of the minority owner's share of income attributable to the Grolsch joint venture.

Foreign currency impact on 2004 results

In 2004, our Europe segment benefited from a 15% year–over–year increase in the value of the British pound sterling (GBP) against the US dollar. Partially as a result of this exchange rate fluctuation, all results from our Europe segment in 2004 are significantly higher than in the prior year.

The following table summarizes the approximate effect this change in exchange rate had on the Europe segment pre–tax results in 2004:

	Increase Due to Currency Effects
	(In thousands)
Net sales	$ 49,688
Cost of goods sold	(35,800)
Gross profit	13,888
Marketing, general & administrative	(13,089)
Operating income	799
Interest income	541
Other (expense), net	(297)
Income before income taxes	$ 1,043

Net sales and volume

Net sales from the Europe segment totaled $383.7 million in the first quarter of 2004, 27.3% higher than the same period last year. Per barrel net sales increased to $179 in 2004, up 19.5% in 2003. Volume grew at 6.5% quarter–over–quarter, partly as a result of the load–in of retail inventories in advance of an excise tax increase, but also reflecting gains in market share in both the on– and the off–trade resulting from successful sales and marketing and new product launches since the first quarter of 2003. Revenue per barrel increased as a result of currency appreciation, an increase in the level of factored brand sales that are included in net sales but not included in reported volumes, and increases in pricing in both the on– and the off–trade.

Cost of goods sold and Gross profit

Cost of goods sold was $277.2 million in 2004, 25.0% higher than last year. However, as a percentage of net sales, cost of goods sold was 72.3% in 2004 compared to 73.6% in 2003. Increases in cost of goods sold due to currency appreciation, the increased factored brand volume, and higher depreciation and raw materials costs were offset by reduced contract packaging costs and the implementation of FIN 46R in 2004. (See Note 2 in the accompanying financial statements). On a per–barrel basis, cost of goods sold increased 17% due to currency appreciation, the increase in factored brand sales where the related sales are not included in reported volume, and higher raw material costs.

Gross profit increased 33.9% to $106.5 million compared to the first quarter last year as a result of the factors noted above. Gross profit as a percentage of net sales was 27.7% in 2004 compared to 26.4% last year.

Marketing, general and administrative expenses

First quarter 2004 marketing, general and administrative expenses were $102.0 million, an increase of approximately 21.5% over first quarter 2003. This increase was as a result of the currency appreciation, the implementation of FIN 46R in 2004 and higher spending in the business related to the UK rollout of Coors Fine Light Beer and investments in our sales capabilities and information systems.

CORPORATE

Corporate includes interest and certain other general and administrative costs that are not allocated to either the Americas or Europe operating segments. Corporate contains no sales or cost of goods sold. The majority of these corporate costs relate to worldwide finance and administrative functions, such as corporate affairs, legal, human resources, insurance and risk management.

	Thirteen Weeks Ended		
	March 28, 2004	March 30, 2003	% Change
	(In thousands, except percentages) (Unaudited)		
Net sales	$ —	$ —	—
Cost of goods sold	—	—	—
Gross profit	—	—	—
Marketing, general and administrative	(6,729)	(5,226)	28.8
Operating loss	(6,729)	(5,226)	28.8
Interest income	—	294	—
Interest expense	(19,766)	(21,140)	(6.5)
Other (expense) income, net	(103)	(83)	N/M
Loss before income taxes(1)	$ (26,598)	$ (26,155)	1.7

(1) Loss before income taxes in 2004 includes $440 of the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

Foreign Currency impact on 2004 results

In 2004, interest expense included in our Corporate costs suffered from a 15% year–over–year increase in the value of the British pound sterling (GBP) against the US dollar, due to a swap we have in place replacing dollar–denominated debt with GBP–denominated debt. The higher GBP foreign exchange rate increased first quarter interest expense by $1.9 million.

Marketing, general and administrative expenses

Marketing, general and administrative expenses increased 28.8% to $6.7 million in the first quarter of 2004, compared to the first quarter of 2003. Increases are primarily due to higher pension, healthcare and labor costs in 2004.

Interest expense

Interest expense decreased $1.4 million in the first quarter of 2004 versus the comparable 2003 period. The decrease is largely due to the introduction of our lower interest rate commercial paper program after the first quarter of 2003 and lower debt balances, partially offset by the negative impact of the British pound exchange rate and the effect of FIN 46R discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of liquidity are cash provided by operating activities and external borrowings. As of March 28, 2004, we had negative working capital of $115.9 million compared to negative working capital of $54.9 million at December 28, 2003. The increase in negative working capital was driven by

the reclassification of an additional $150 million of commercial paper into short–term borrowings at the end of March 2004. We had total cash of $27.5 million at March 28, 2004, compared to $19.4 million at December 28, 2003. The improvement in our negative working capital, excluding the current portion of commercial paper debt, was primarily attributable to decreases in accounts payable, taxes payable and inventory build during the quarter.

We believe that cash flows from operations and cash provided by short–term borrowings, when necessary, will be sufficient to meet our ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments and anticipated capital expenditures. However, our liquidity could be impacted significantly by a decrease in demand for our products, which could arise from competitive circumstances, a decline in the acceptability of alcohol beverages, or any of the other factors we describe in the section entitled "Risk Factors."

We continue to evaluate opportunities to supplement our operating cash flow through potential monetizations of assets. Success in accomplishing these efforts will result in faster reduction of outstanding debt. We also have credit facilities that contain financial and operating covenants, and provide for scheduled repayments, that could impact our liquidity on an ongoing basis. During the quarter ended March 28, 2004, we made net debt repayments of approximately $61.5 million.

Operating activities

Net cash provided by operating activities of $33.3 million for the thirteen weeks ended March 28, 2004, decreased $4.3 million from the comparable period last year. The change was primarily attributable to offsetting working capital changes between quarters and the addition of joint venture cash flows in 2004 upon implementation of FIN 46R (See Note 2 in the accompanying financial statements).

Investing activities

During the thirteen weeks ended March 28, 2004, net cash used in investing activities was $7.6 million compared to $57.5 million net cash used in the same period last year. This improvement was primarily attributable to reduced capital spending in 2004 and the effect of consolidating our joint ventures under FIN 46R in the quarter. Also, we presented as an investing activity the inclusion of the opening cash balances of the joint ventures we began consolidating during the first quarter of 2004 as a result of implementing FIN 46R (see Note 2).

Financing activities

Net cash used in financing activities was $18.3 million for the thirteen weeks ended March 28, 2004, compared to $29.9 million net cash used for the same period last year. The change is mainly the result of strong stock option exercise activity in the first quarter of 2004 reflecting significant share price increases, netted against more payments on debt in 2004. We have also included a new item, "Dividends paid to minority interest holders," in the Financing activities section of our Condensed Consolidated Statements of Cash Flows. This item represents distributions from our joint ventures consolidated as a result of FIN 46R to the minority interest holders in those joint ventures. There is no net impact to cash flows as a result of the adoption of FIN 46R. However, from a year–over–year comparison standpoint, cash flows from operating activities have been increased and cash flows from financing activities have been decreased as a result of classifying dividends paid to minority interest holders in Financing activities.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual cash obligations as of March 28, 2004:

	Payments Due By Period				
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
			(In thousands)		
Long term debt, including current maturities(1)	$ 1,253,941	218,047	47,933	108,044	879,917
Retirement plan expenditures(2)	161,554	67,800	19,874	21,167	52,713
Operating leases	104,147	27,754	46,385	20,703	9,305
Capital leases(3)	4,885	1,628	3,257	—	—
Other long–term obligations(4)	3,119,051	673,316	1,061,388	983,631	400,716
Total obligations	$ 4,643,578	988,545	1,178,837	1,133,545	1,342,651

(1) We had several significant changes to our debt obligations in the first quarter of 2004: (a) Due to the implementation of FIN 46R, we consolidated the RMMC accounts, including approximately $45 million of notes payable. The debt proceeds have been used by RMMC to finance capital improvements. RMMC's debt is secured by its various supply and access agreements with no recourse to CBC or to Ball. (b) At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. (c) In June 2003, we issued approximately $300 million in commercial paper. At March 28, 2004, and December 28, 2003, we had $298 million and $250 million outstanding, respectively. At March 28, 2004, $98 million of our commercial paper balance is classified as long–term, reflecting our intent to keep this amount outstanding for longer than 360 days and our ability to refinance these borrowings on a long–term basis through our existing revolving line of credit. The remaining $200 million is classified as short–term, as our intent is to repay that portion in the next twelve months.

(2) Represents expected contributions under our defined benefit pension plans and our benefits payments under retiree medical plans.

(3) Represents a UK sale–leaseback included in a global information services agreement signed with Electronic Data Systems (EDS) late in 2003, effective January 2004.

(4) Approximately $1.0 billion of the total other long–term obligations relate to long–term supply contracts with our unaffiliated third parties to purchase raw material and energy used in production. Approximately $1.2 billion relates to commitments associated with Tradeteam in the UK. The remaining amounts relate to sales and marketing, information technology services, open purchase orders and other commitments. In December 2003, we signed a new agreement with Electronic Data Systems (EDS), an information services provider, effective January 1, 2004. The new EDS contract includes services to our Americas and Europe operations and our corporate offices and, unless extended, will expire in 2010. Also included in Other long–term obligations is the effect of our most recently completed contract with GPC, dated March 25, 2003.

Other commercial commitments:

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1–3 years	4–5 years	After 5 years
	(In thousands)				
Standby letters of credit	$ 8,984	$ 8,984	$ —	$ —	$ —

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains "forward–looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. From time to time, we may also provide oral or written forward–looking statements in other materials we release to the public. Forward–looking statements give our current expectations or forecasts of future events. You can identify these statements by forward–looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "outlook," "trends," "future benefits," "strategies," "goals" and similar words. Statements that we make in this report that are not statements of historical fact may also be forward–looking statements.

In particular, statements that we make under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Outlook for 2004" including, but not limited to, statements relating to our overall volume trends, consumer preferences, pricing trends and industry forces, cost reduction strategies and anticipated results, our expectations for funding our 2004 capital expenditures and operations, debt service capabilities, shipment levels and profitability, market share and the sufficiency of capital to meet working capital, capital expenditures requirements and our strategies, are forward–looking statements.

Forward–looking statements are not guarantees of our future performance and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward–looking statements. In particular, our future results could be affected by the substantial amount of indebtedness remaining from financing the acquisition of the CBL business in the United Kingdom, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn in our business and place us at a competitive disadvantage relative to less leveraged competitors. You should not place undue reliance on forward–looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We do not undertake to publicly update forward–looking statements, whether as a result of new information, future events or otherwise. You should be aware that the factors we discuss in "Risk Factors" and elsewhere in this report could cause our actual results to differ from any forward–looking statements.

RISK FACTORS

These and other risks and uncertainties affecting us are discussed in greater detail in our other filings with the Securities and Exchange Commission, including our December 28, 2003, report on Form 10–K. You should consider carefully the following factors and the other information contained within this document. The most important factors that could influence the achievement of our goals and could cause actual results to differ materially from those expressed in the forward–looking statements, include, but are not limited to, the following:

- Government regulatory authorities specific to the alcohol beverage industry in the markets in which we operate may adopt regulations that could increase our costs or our liabilities or could limit our business activities.

- If the social acceptability of our products declines, or if there is additional litigation directed at the alcohol beverage companies, or if such litigation is successful, our sales volumes could decrease and our business could be materially adversely affected.
- We have indebtedness that is substantial in relation to our stockholders' equity.
- We are subject to fluctuations in foreign exchange rates, most significantly the British pound and the Canadian dollar.
- Our primary production facilities in the United States and in England are each located at a single site, so we could be more vulnerable than our competitors to transportation disruptions, fuel price increases and natural disasters.
- We rely on a small number of suppliers to obtain the packaging and raw materials we need to operate our business.
- Any significant shift in consumer packaging preferences in the beer industry could disproportionately increase our costs and could limit our ability to meet consumer demand.
- Our success depends largely on the success of two primary products, one in the United States and one in the United Kingdom; the failure or weakening of either could materially adversely affect our financial results.
- If the contract we have with our current information technology service provider fails, we could experience significant disruption in our business.

Risks specific to the Americas Segment

- We are significantly smaller than our two primary competitors in the United States, and may consequently be more vulnerable to cost and price fluctuations.
- We are highly dependent on independent distributors in the United States to sell our products, with no assurance that these distributors will effectively sell our products.
- Benefits related to our redesigned supply chain processes and systems in the United States may not be realized.
- We cannot predict with certainty our eventual aggregate cost for our environmental and related matters in which we are currently involved.

Risks specific to the Europe Segment

- Consolidation of pubs and growth in the size of pub chains in the United Kingdom could result in less ability to achieve desired pricing.
- Due to a high concentration of unionized workers in the United Kingdom, we could be significantly affected by labor strikes, work stoppages or other employee–related issues.
- We depend exclusively on Tradeteam in England, Wales and Scotland for distribution of our CBL products.

The foregoing list of important factors is not all–inclusive.

OUTLOOK FOR 2004

Americas

We expect the U.S. pricing environment to remain positive and anticipate continued strong performance in Canada. However, an increase in price discounting or a decline in volume could have an unfavorable impact on sales and margins. A key factor to achieving success in 2004 lies in our ability to increase sales volumes on a year–over–year basis. The effectiveness of our brand–building around Coors Light and the success of our new Aspen Edge product will be key factors in our attaining volume growth. Further, sales and margins could also be impacted by shifts in consumer preferences, either toward or away from higher–revenue–per–barrel products.

We expect the following factors will favorably impact our cost of goods sold per barrel trends in the balance of 2004:

- First, the implementation of FIN 46R will have a net impact of reducing cost of goods sold. This accounting standard requires us to consolidate our U.S. container joint ventures, which results in reduced cost of goods sold, as the minority owners' share of joint venture production cost efficiencies is now recorded within our cost of goods, and the minority owners' share of the profit is eliminated in the minority interest line of our income statement.

- Second, our continued focus on operating efficiency within our entire supply chain will help us achieve our long–term goal of reducing controllable production costs by $4–5 per barrel over the next 4–5 years.

- Third, our 2003 cost per barrel results were adversely impacted by additional costs related to the implementation of our new supply chain systems.

However, we believe the following factors are our biggest challenges to our cost of goods sold per barrel:

- First, input costs are likely to increase in 2004, particularly related to sales mix shift toward higher–cost brands and packages and higher energy–related costs. Further, we anticipate higher freight costs and new transportation carrier regulations to have an unfavorable impact on our logistics costs.

- Second, labor–related costs will increase in 2004, primarily due to higher pension and healthcare costs.

- Third, our distributors rebuilt inventories by about 200,000 barrels in the 2nd quarter of 2003.

We expect marketing and sales spending per barrel in 2004 to increase at a proportionately higher rate than the past few years. All of the increased brand spending will be behind our new Aspen Edge brand and behind our Coors Light marketing and sales efforts. General and administrative expense will be higher in 2004 primarily due to higher labor costs, including pension and healthcare expense, and increased depreciation of information systems.

Europe

Our pricing trends within the on– and off–trade channels and cost reduction initiatives all continue to be encouraging and progressing as expected. By the middle of the first quarter 2004, we were no longer lapping the transitional services and contract production income that we received in early 2003, and we also expect better margins in 2004 from less aggressive off–trade price discounting, and not incurring contract packaging costs in 2004. However, we anticipate that factored beer sales will resume their declines in the second half of this year, and the continued mix shift toward the lower–margin off–trade channel will negatively impact our gross margins throughout 2004. In the 2nd and 3rd quarters of this year, off–trade channel volume and market–share trends are also likely to slow substantially as

we continue to balance growth and margin priorities and we lap the unusually warm summer of 2003. Additionally in the 2 nd quarter, we will face the reversal of the 1 st quarter load–in ahead of the March UK excise tax increase.

The implementation of FIN 46R will reduce cost of goods sold. This accounting standard requires us to consolidate our Grolsch joint venture, which results in reduced cost of goods sold and increased MG&A expenses, as the joint venture's full income statement is consolidated with ours and the minority owner's share of the profit is eliminated in the minority interest line of our income statement. As a partial offset, we will experience the continued impact of higher depreciation and raw–materials costs.

We expect MG&A expenses to increase as a result of the implementation of FIN 46R in 2003. We anticipate MG&A costs to increase further as a result of increased marketing investment on the rollout of our Coors Fine Light Beer in 2004, increased depreciation charges on dispense equipment and costs relating to restructuring our on–trade sales organization. Additionally in the third quarter, we will be lapping the $3.5 million gain on the 2003 sale of the rights of our Hooper's Hooch brand in Russia.

The Europe segment is also highly susceptible to fluctuations in the British pound sterling versus the U.S. dollar.

Corporate–wide Expenses

We estimate that corporate interest expense in the last three quarters of 2004 will be about $17 million per quarter, assuming constant interest and foreign exchange rates for the rest of the year. Global pension expense will be about $2 million higher in each quarter of 2004 than a year earlier, and will also be affected by foreign exchange rates.

FIN 46R will have no impact on our full–year net income. Above the bottom line, however, operating and pre–tax income will tend to be higher because the minority owners' share of joint venture income is now included in these totals, while in prior years, only our share was included. The quarterly impact on cost of goods sold, MG&A and interest expense could also be significant, with the magnitude dependent on the performance of our container and Grolsch operating ventures.

Liquidity

We anticipate that we will achieve debt pay down in amounts approaching those achieved in 2003. Our ability to reduce debt greater than reductions achieved in 2003 is dependent on our ability to complete certain strategic asset monetizations, primarily in the Europe segment. Asset monetization could result in material gains or losses on the Consolidated Statements of Income.

Income Taxes

Our 2004 effective tax rate will be in the range of 32% to 35% absent any unusual items, up from 31.2% in 2003. In the 2 nd quarter we will be lapping the temporary reduction in our tax rate, which dropped to 25.8% due to settlement of tax audits in 2003. We are in the process of evaluating whether to permanently reinvest part or all of CBL's current earnings and will complete our evaluation in the 3rd or 4th quarter of 2004.

Earnings Per Share

Basic and diluted shares outstanding are trending higher so far this year due to the combination of a higher stock price and option exercises. Full year diluted EPS will be affected by actual stock price and option exercises.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to fluctuations in interest rates, the value of foreign currencies and production and packaging materials prices. We have established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments, which are discussed in our 2003 annual report on Form 10-K. Our exposures to loss and our derivative positions at March 28, 2004, are not significantly different from those disclosed in our 2003 annual report.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of March 28, 2004, and, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Changes in internal control over financial reporting. There were no changes in internal controls in the first quarter that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting. We have begun extensive efforts to support management's evaluation of our internal control over financial reporting for the year ending December 26, 2004. Although this process is not complete, potential deficiencies with the Company's internal controls are being identified and evaluated for significance.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in certain disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial or other position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these matters, including the advertising practices case described below, could arise that may harm our business.

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

The following are filed as a part of this Report on Form 10-Q:

Condensed Consolidated Statements of Income for the quarterly periods ended March 28, 2004 and March 30, 2003

Condensed Consolidated Balance Sheets at March 28, 2004 and December 28, 2003

Condensed Consolidated Statements of Cash Flows for the quarterly periods ended March 28, 2004 and March 30, 2003

Notes to Condensed Consolidated Financial Statements

(a) Exhibits

10.1	Agreed and Restated Global Master Services Agreement between CBC and EDS Information Services, LLC effective January 1, 2004 (incorporated by reference to Form 10–K filed on March 12, 2004).
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).

(b) Reports on Form 8–K

The Company filed a Current Report on Form 8–K dated February 5, 2004, regarding expected earnings for the fourth quarter and the fiscal year ended December 28, 2003.

The Company also filed a Current Report on Form 8–K dated April 9, 2004, regarding the candidacy of Peter H. Coors for the United States Senate.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ADOLPH COORS COMPANY

By: /s/ RONALD A. TRYGGESTAD

Ronald A. Tryggestad
Vice President and Controller
(Chief Accounting Officer)
May 7, 2004

Exhibit Index

Exhibit Number	Document Description
10.1	Agreed and Restated Global Master Services Agreement between CBC and EDS Information Services, LLC effective January 1, 2004 (incorporated by reference to Form 10-K filed on March 12, 2004).
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.1

EXHIBIT 31.1
10-Q Filed on 05/07/2004 - Period: 03/28/2004
File Number 001-14829



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EXHIBIT 31.1

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, W. Leo Kiely III, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Adolph Coors Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's first quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ W. LEO KIELY III

W. Leo Kiely III
Chief Executive Officer
May 7, 2004

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EXHIBIT 31.1
SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.2

EXHIBIT 31.2
10-Q Filed on 05/07/2004 - Period: 03/28/2004
File Number 001-14829



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EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Timothy V. Wolf, certify that:

1. I have reviewed this quarterly report on Form 10–Q of Adolph Coors Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's first quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY V. WOLF

Timothy V. Wolf
Chief Financial Officer
May 7, 2004

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EXHIBIT 31.2
SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-32

EXHIBIT 32
10-Q Filed on 05/07/2004 - Period: 03/28/2004
File Number 001-14829



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EXHIBIT 32

WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C.SECTION 1350) AND FOR THE PURPOSE OF COMPLYING WITH RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

The undersigned, the Chief Executive Officer and the Chief Financial Officer of Adolph Coors Company (the "Company") respectively, each hereby certifies that to his knowledge on the date hereof:

(a)

the Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 28, 2004 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)

information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. LEO KIELY

W. Leo Kiely III
Chief Executive Officer
May 7, 2004

/s/ TIMOTHY V. WOLF

Timothy V. Wolf
Chief Financial Officer
May 7, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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EXHIBIT 32

COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271

10-Q

10-Q
Filed on 11/05/2004 - Period: 09/26/2004
File Number 001-14829



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ADOLPH COORS COMPANY AND SUBSIDIARIES INDEX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Quarterly period ended September 26, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File Number: 1-14829

ADOLPH COORS COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**84-0178360** (I.R.S. Employer Identification No.)
311 Tenth Street, Golden, Colorado (Address of principal executive offices)	**80401** (Zip Code)

303-279-6565
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of October 29, 2004:

Class A Common Stock—1,260,000 shares
Class B Common Stock—36,166,036 shares

ADOLPH COORS COMPANY AND SUBSIDIARIES
INDEX

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)
Condensed Consolidated Statements of Income for the thirteen and thirty–nine weeks ended September 26, 2004, and September 28, 2003
Condensed Consolidated Balance Sheets at September 26, 2004, and December 28, 2003
Condensed Consolidated Statements of Cash Flows for the thirty–nine weeks ended September 26, 2004, and September 28, 2003
Notes to Unaudited Condensed Consolidated Financial Statements
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Item 4. Controls and Procedures

PART II. OTHER INFORMATION

Item 1. Legal Proceedings
Item 6. Exhibits
(a) Exhibits

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
Sales (Note 3)	$ 1,487,828	$ 1,420,191	$ 4,272,841	$ 3,990,417
Excise taxes	(383,522)	(371,467)	(1,094,330)	(1,013,176)
Net sales	1,104,306	1,048,724	3,178,511	2,977,241
Cost of goods sold (Note 3)	(688,384)	(658,016)	(2,003,152)	(1,900,577)
Gross profit	415,922	390,708	1,175,359	1,076,664
Marketing, general and administrative expenses	(312,018)	(281,313)	(917,857)	(835,435)
Operating income	103,904	109,395	257,502	241,229
Interest income	4,963	4,742	14,154	14,604
Interest expense	(17,231)	(18,381)	(54,985)	(62,215)
Other income (expense), net (Note 3)	5,903	(1)	5,883	6,291
Income before income taxes	97,539	95,755	222,554	199,909
Income tax expense	(29,430)	(34,327)	(69,658)	(61,333)
Income before minority interests	68,109	61,428	152,896	138,576
Minority interests in net income of consolidated joint ventures	(3,967)	—	(11,878)	—
Net income	$ 64,142	$ 61,428	$ 141,018	$ 138,576
Net income per common share—basic	$ 1.72	$ 1.69	$ 3.81	$ 3.81
Net income per common share—diluted	$ 1.68	$ 1.68	$ 3.74	$ 3.79
Weighted average shares—basic	$ 37,341	$ 36,339	$ 37,054	$ 36,325
Weighted average shares—diluted	$ 38,125	$ 36,575	$ 37,754	$ 36,553

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	As of	
	September 26, 2004	December 28, 2003
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 92,486	$ 19,440
Accounts receivable, net	588,264	618,053
Other receivables, net	104,147	133,019
Inventories, net:		
Finished	90,943	91,214
In process	33,783	29,480
Raw materials	88,837	81,068
Packaging materials	21,902	7,723
Total inventories, net	235,465	209,485
Current deferred tax asset	3,433	12,819
Other current assets	98,086	86,032
Total current assets	1,121,881	1,078,848
Properties, net	1,396,800	1,450,785
Goodwill	810,451	796,420
Other intangibles, net	563,498	552,112
Investments in joint ventures (Note 3)	135,998	193,582
Non–current deferred tax asset	209,104	204,804
Other non–current assets	238,902	209,675
Total assets	$ 4,476,634	$ 4,486,226

(Continued)

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	As of	
	September 26, 2004	December 28, 2003
	(Unaudited)	
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 258,916	$ 396,204
Accrued salaries and vacations	58,800	57,593
Taxes, other than income	180,649	212,481
Accrued expenses and other liabilities	482,506	376,279
Short–term borrowings	—	21,309
Current portion of long–term debt	143,660	69,856
Total current liabilities	1,124,531	1,133,722
Long–term debt	920,317	1,159,838
Deferred tax liability	202,106	195,523
Deferred pension and post–retirement benefits	477,798	530,126
Other long–term liabilities	206,987	199,641
Total liabilities	2,931,739	3,218,850
Minority interests	32,215	—
Shareholders' equity:		
Capital stock:		
Preferred stock, non–voting, no par value (25,000,000 shares authorized, none issued)	—	—
Class A common stock, voting, $0.01 par value (1,260,000 shares authorized, issued and outstanding)	13	13
Class B common stock, non–voting, $0.01 par value, (200,000,000 shares authorized, 36,166,036 and 35,153,707 issued and outstanding, respectively)	362	352
Total capital stock	375	365
Paid–in capital	91,148	32,049
Unvested restricted stock	(332)	(681)
Retained earnings	1,349,976	1,231,802
Accumulated other comprehensive income	71,513	3,841
Total shareholders' equity	1,512,680	1,267,376
Total liabilities and shareholders' equity	$ 4,476,634	$ 4,486,226

(Concluded)

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003
Cash flows from operating activities:		
Net income	$ 141,018	$ 138,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	11,877	—
Equity in net earnings from unconsolidated joint ventures	(44,983)	(49,659)
Distributions from unconsolidated joint ventures	53,638	55,446
Depreciation, depletion and amortization	200,309	174,531
Amortization of debt issuance costs and discounts	1,920	5,371
Losses (gains) on sale of properties and intangibles	1,385	(5,361)
Deferred income taxes	5,572	68,707
Change in current assets and liabilities and other, net of effects of consolidation of joint ventures	(66,415)	(58,344)
Net cash provided by operating activities	304,321	329,267
Cash flows from investing activities:		
Capital expenditures	(130,991)	(159,945)
Proceeds from sales of assets	47,579	15,619
Investment in Molson USA, LLC	(1,747)	(5,239)
Cash recognized on initial consolidation of joint ventures (Note 2)	20,840	—
Cash received from Interbrew (Note 12)	25,836	—
Trade loans advanced to customers	(20,785)	(26,429)
Trade loan repayments from customers	43,651	39,080
Other	2	(630)
Net cash used in investing activities	(15,615)	(137,544)
Cash flows from financing activities:		
Issuances of stock under stock plans	53,901	1,563
Dividends paid	(22,843)	(22,359)
Net payments on short-term borrowings	(21,307)	(45,848)
Net (payments on) proceeds from commercial paper	(130,500)	249,690
Payments on debt and capital lease obligations	(89,070)	(378,099)
Dividends paid to minority interest holders	(7,218)	—
Change in overdraft balances and other	—	(25,227)
Net cash used in financing activities	(217,037)	(220,280)
Cash and cash equivalents:		
Net increase (decrease) in cash and cash equivalents	71,669	(28,557)
Effect of exchange rate changes on cash and cash equivalents	1,377	641
Balance at beginning of year	19,440	59,167
Balance at end of quarter	$ 92,486	$ 31,251

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRTY–NINE WEEKS ENDED SEPTEMBER 26, 2004

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise noted in this report, any description of us includes Adolph Coors Company (ACC), principally a holding company; its principal operating subsidiaries, Coors Brewing Company (CBC) and Coors Brewers Limited (CBL); and our other corporate entities.

Unaudited condensed consolidated financial statements

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The accompanying condensed consolidated financial statements include our accounts, the accounts of our majority–owned domestic and foreign subsidiaries, and, effective December 29, 2003, the first day of our 2004 fiscal year, certain variable interest entities of which we are the primary beneficiary (See Note 2). All significant intercompany transactions and balances have been eliminated in consolidation. These condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements contained in our Annual Report on Form 10–K for the year ended December 28, 2003. The results of operations for the thirty–nine weeks ended September 26, 2004, are not necessarily indicative of the results that may be achieved for the full fiscal year and cannot be used to indicate financial performance for the entire year.

The year–end condensed balance sheet data was derived from audited financial statements.

Use of estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements are affected.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation, including a $12.7 million net cash inflow reclassified from operating to investing in the cash flow statement for the nine months ended September 28, 2003.

Stock–based compensation

We use the intrinsic value method when accounting for options issued to employees in accordance with Accounting Principles Board No. 25, *"Accounting for Stock Issued to Employees"* (APB No. 25), and related interpretations. Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. Compensation expense recorded in the financial statements relates to grants of restricted stock, and beginning in the second quarter of 2004, contingently issuable shares of stock granted to key executives, whose issuance is considered probable on December 31, 2004. The following table illustrates the effect on net income and earnings per share if we had applied the fair value provisions of

Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-based Compensation*" (SFAS No. 123) to stock-based compensation using the Black-Scholes valuation model:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands, except per share data)			
Net income, as reported	$ 64,142	$ 61,428	$ 141,018	$ 138,576
Total stock-based compensation expense, net of related tax benefits, included in the determination of net income, as reported	2,008	80	3,141	258
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(6,261)	(5,013)	(14,877)	(12,413)
Pro forma net income	$ 59,889	$ 56,495	$ 129,282	$ 126,421
Earnings per share:				
Basic—as reported	$ 1.72	$ 1.69	$ 3.81	$ 3.81
Basic—pro forma	$ 1.60	$ 1.55	$ 3.49	$ 3.48
Diluted—as reported	$ 1.68	$ 1.68	$ 3.74	$ 3.79
Diluted—pro forma	$ 1.57	$ 1.54	$ 3.42	$ 3.46

We adjusted the expected term for stock options issued in 2004 to 7.0 years for options granted to Section 16b officers and to 3.5 years for other option grantees, from 5.4 years for all option holders in 2003. We amortize pro forma expense on a straight-line basis over the option-vesting period of three years.

2. VARIABLE INTEREST ENTITIES

The FASB finalized ***FASB Interpretation No. 46R, Consolidation of Variable Interest Entities—An Interpretation of ARB51 (FIN46R)*** in December 2003, making the new guidance applicable to us in the first quarter of 2004. FIN46R expands the scope of ARB51 and can require consolidation of "variable interest entities (VIEs)." Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. We have investments in VIEs, of which we are the primary beneficiary. Accordingly, we have consolidated three joint ventures in our 2004 results, effective December 29, 2003, and financial position as of September 26, 2004. These include Rocky Mountain Metal Container (RMMC), Rocky Mountain Bottle Company (RMBC) and Grolsch (UK) Limited (Grolsch). The impacts to our balance sheet include the addition of net fixed assets of RMMC and RMBC totaling approximately $67 million, RMMC debt of approximately $45 million, and Grolsch net intangibles of approximately $20 million. The most significant impact to our cash flow statement for the thirty-nine weeks ended September 26, 2004, was to increase depreciation expense by approximately $9.5 million. The impact to our income statement was to reduce Americas segment cost of goods sold, reclassify Europe segment costs out of cost of goods sold into marketing, general and administrative expense and to increase corporate interest expense in the quarter. Our partners' share of the operating results of the ventures is eliminated in the minority interest in net income of consolidated joint ventures line of the accompanying statement of income. Results of operations and financial position from prior periods have not been restated as a result of the adoption of FIN46R.

Rocky Mountain Bottle Company

RMBC is a joint venture with Owens-Brockway Glass Container, Inc. (Owens) in which we hold a 50% interest. RMBC produces glass bottles at our glass manufacturing facility for use at our Golden

brewery. Under this agreement, RMBC supplies our bottle requirements, and Owens has a contract to supply the majority of our bottle requirements not met by RMBC. In 2003, our share of pre–tax joint venture profits for this venture, totaling $0.5 million and $6.8 million in the thirteen and thirty–nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. RMBC is a non–taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to our share of the joint venture income.

Rocky Mountain Metal Container

RMMC, a Colorado limited liability company, is a joint venture with Ball Corporation (Ball) in which we hold a 50% interest. We have a can and end supply agreement with RMMC. Under this agreement, RMMC supplies us with substantially all the can and end requirements for our Golden brewery. RMMC manufactures these cans and ends at our manufacturing facilities, which RMMC is operating under a use and license agreement. In 2003, our share of pre–tax joint venture profits (losses), totaling ($0.2) million and $0.2 million in the thirteen and thirty–nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. RMMC is a non–taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to our share of the joint venture income. Upon consolidation of RMMC, debt of approximately $45 million was added to our balance sheet. As of September 26, 2004, this debt was non–recourse to Coors; however, we are in discussions with our lenders related to Coors extending a guarantee for this debt.

Grolsch

Grolsch is a joint venture between CBL and Royal Grolsch NV in which we hold a 49% interest. The Grolsch joint venture markets Grolsch® branded beer in the United Kingdom and the Republic of Ireland. The majority of the Grolsch branded beer is produced by CBL under a contract brewing arrangement with the joint venture. CBL and Royal Grolsch NV sell beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid, plus a marketing and overhead charge and a profit margin. In 2003, our share of pre–tax profits for this venture, totaling $1.6 million and $5.3 million in the thirteen and thirty–nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. Grolsch is a taxable entity in the United Kingdom. Accordingly, income tax expense on the accompanying statements of income includes taxes related to the entire income of the venture. Upon consolidation, net fixed assets of approximately $4 million and net intangibles of approximately $20 million were added to our balance sheet.

The following summarizes the relative size of our consolidated joint ventures (including minority interests):

	Thirteen Weeks Ended September 26, 2004			Thirty–nine Weeks Ended September 26, 2004		
	Total Assets	Sales(1)	Pre–tax Income	Total Assets	Sales(1)	Pre–tax Income
	(In thousands)					
Grolsch	$ 35,579	$ 26,886	$ 3,672	$ 35,579	$ 67,994	$ 9,351
RMBC	$ 44,541	$ 18,147	$ 3,823	$ 44,541	$ 62,737	$ 14,561
RMMC	$ 77,245	$ 54,164	$ 1,940	$ 77,245	$ 156,649	$ 3,919

(1) Substantially all such sales are made to the Company, and as such, are eliminated in consolidation.

3. EQUITY INVESTMENTS AND OTHER INCOME (EXPENSE), NET

The following summarizes information regarding our other equity investments that we have determined are not required to be consolidated under FIN46R:

Non–Majority–Owned Equity Investments:

	Thirteen Weeks Ended				Thirty–nine Weeks Ended			
	September 26, 2004		September 28, 2003		September 26, 2004		September 28, 2003	
	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)
	(In thousands)							
Molson USA, LLC	$ 10,073	$ (1,135)	$ 14,818	$ (880)	$ 10,073	$ (2,019)	$ 14,818	$ (1,903)
Tradeteam	$ 104,182	$ 1,008	$ 108,777	$ 4,092	$ 104,182	$ 2,039	$ 108,777	$ 6,891

Molson USA, LLC

In January 2001, we entered into a joint venture partnership agreement with Molson Inc. (Molson), and paid $65.0 million for a 49.9% interest in the joint venture. The joint venture, Molson USA, LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. We account for this joint venture by using the equity method of accounting. We recognize our share of the joint venture results in the other income (expense), net, line in our Condensed Consolidated Statements of Income, given the immateriality of its results. We believe our maximum exposure to loss over the required ownership period to be $42 million. We have determined that, while Molson USA is a variable interest entity as defined by FIN46R, we are not the primary beneficiary of the entity.

Tradeteam

Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between CBL breweries and customers. Tradeteam also delivers products for other UK brewers. Our share of pre–tax joint venture results has been included in the other income (expense), net, line of our Condensed Consolidated Statements of Income given the immateriality of its results. We do not believe there is a significant exposure to loss in our current relationship over our expected ownership period. We have determined that Tradeteam is not a variable interest entity as defined in FIN46R.

Majority–Owned, Non–Consolidated Equity Investment:

	Thirteen Weeks Ended				Thirty–nine Weeks Ended			
	September 26, 2004		September 28, 2003		September 26, 2004		September 28, 2003	
	Total Assets	Company share of partnership pre–tax income	Total Assets	Company share of partnership pre–tax income	Total Assets	Company share of partnership pre–tax income	Total Assets	Company share of partnership pre–tax income
	(In thousands)							
Coors Canada	$ 24,809	$ 17,506	$ 21,378	$ 15,108	$ 24,809	$ 44,964	$ 21,378	$ 34,940

Molson Coors Canada Inc. (MCC), formerly Coors Canada, Inc., a wholly owned subsidiary, formed a partnership, Coors Canada, with Molson to market and sell our products in Canada beginning in 1998. MCC and Molson have a 50.1% and 49.9% interest, respectively, in Coors Canada. Under the partnership agreement, Coors Canada is responsible for marketing our products in Canada, and contracts with Molson for brewing, distribution and sales of these brands. In December 2000, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period. Coors Canada receives an amount from Molson generally equal to net sales revenue generated from our brands less production, distribution, sales and overhead costs related to these sales. Our share of pre–tax income from this partnership is included in Sales in our Condensed Consolidated Statements of Income. We do not believe that there is a significant exposure to loss in our current relationship over the expected ownership period. Although we believe Coors Canada is a variable interest entity, we have determined that we are not the primary beneficiary of the entity.

Other Income (Expense), net

	Thirteen Weeks Ended		Thirty–nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands)			
Share of non–majority owned equity investment income (loss), net	$ (1,163)	$ (134)	$ (3,602)	$ 695
Royalty income, net	6,272	277	9,170	1,586
Foreign currency gains (losses), net	866	809	867	809
Non–operating asset disposition gains (losses), net	644	(695)	618	4,246
Other, net	(716)	(258)	(1,170)	(1,045)
Total Other Income (Expense), net	$ 5,903	$ (1)	$ 5,883	$ 6,291

4. OTHER COMPREHENSIVE INCOME

	Thirteen Weeks Ended		Thirty–nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands)			
Net income	$ 64,142	$ 61,428	$ 141,018	$ 138,576
Other comprehensive income:				
Foreign currency translation adjustments, net of tax	(18,589)	(3,404)	30,798	49,993
Currency effect on minimum pension liability	1,540	—	(2,711)	—
Reclassification of minimum pension liability to goodwill (Note 12)	23,294	—	23,294	—
Unrealized gain (loss) on derivative instruments, net of tax	14,687	(5,111)	19,846	(4,592)
Reclassification adjustment—derivative instruments, net of tax	(924)	1,234	(3,555)	3,183
Comprehensive income	$ 84,150	$ 54,147	$ 208,690	$ 187,160

5. EARNINGS PER SHARE (EPS)

Basic and diluted net income per common share was determined using the calculations outlined below:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands, except per share amounts)			
Net income available to common shareholders	$ 64,142	$ 61,428	$ 141,018	$ 138,576
Weighted average shares for basic EPS	37,341	36,339	37,054	36,325
Effect of dilutive securities:				
Stock options granted to employees	754	206	670	198
Restricted shares subject to repurchase excluded from basic EPS	30	30	30	30
Weighted average shares for diluted EPS	38,125	36,575	37,754	36,553
Basic EPS	$ 1.72	$ 1.69	$ 3.81	$ 3.81
Diluted EPS	$ 1.68	$ 1.68	$ 3.74	$ 3.79

The dilutive effects of stock options and restricted shares were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. There were an insignificant number of anti-dilutive stock options in the thirteen weeks ended September 26, 2004 and anti-dilutive stock options totaling 3.7 million in the thirteen weeks ended September 28, 2003. There were 1.3 million and 3.7 million in the thirty-nine weeks ended September 26, 2004, and September 28, 2003, respectively, that were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.

6. BUSINESS SEGMENTS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN46R. This segment also includes the Coors Light® business in Canada that is conducted through a joint venture with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture, Molson USA. The Americas also include the small amount of volume that is sold outside of the United States and its territories.

The Europe segment consists of our production and sale of the CBL brands, principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland (consolidated under FIN46R in 2004), and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer® in the United Kingdom and Coors Light in the Republic of Ireland.

No single customer accounted for more than 10% of our sales. Inter-segment revenues are insignificant.

Summarized financial information concerning our reportable segments is shown in the following table:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands)			
Income Statement Information				
Americas				
Net sales	$ 662,215	$ 640,443	$ 1,881,393	$ 1,859,232
Income before income taxes, after minority interests	80,020	72,607	195,616	189,506
Europe				
Net sales	442,091	408,281	1,297,118	1,118,009
Income before income taxes, after minority interests	39,260	46,580	94,598	89,193
Total Operating Segments				
Net sales from operating segments	1,104,306	1,048,724	3,178,511	2,977,241
Income before income taxes, after minority interests	119,280	119,187	290,214	278,699
Corporate unallocated expenses, after minority interests	(25,708)	(23,432)	(79,538)	(78,790)
Total consolidated income before income taxes, after minority interests	$ 93,572	$ 95,755	$ 210,676	$ 199,909

Following is a reconciliation of amounts shown as income before income taxes, after minority interests, to income before income taxes and net income shown on the condensed consolidated statements of income. Minority interests exist in 2004 due to the consolidation of certain variable interest entities as a result of the adoption of FIN46R (Note 2).

	Thirteen Weeks Ended September 26, 2004				Thirteen Weeks Ended September 28, 2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
	(In thousands)							
Income before income taxes, after minority interests	$ 80,020	$ 39,260	$ (25,708)	$ 93,572	$ 72,607	$ 46,580	$ (23,432)	$ 95,755
Minority interests	3,054	1,305	(392)	3,967	—	—	—	—
Income before income taxes	83,074	40,565	(26,100)	97,539	72,607	46,580	(23,432)	95,755
Income tax expense				(29,430)				(34,327)
Income before minority interests				68,109				61,428
Minority interests				(3,967)				—
Net income				$ 64,142				$ 61,428

	Thirty–nine Weeks Ended September 26, 2004				Thirty–nine Weeks Ended September 28, 2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
	(In thousands)							
Income before income taxes, after minority interests	$ 195,616	$ 94,598	$ (79,538)	$ 210,676	$ 189,506	$ 89,193	$ (78,790)	$ 199,909
Minority interests	9,731	3,327	(1,180)	11,878	—	—	—	—
Income before income taxes	205,347	97,925	(80,718)	222,554	189,506	89,193	(78,790)	199,909
Income tax expense				(69,658)				(61,333)
Income before minority interests				152,896				138,576
Minority interests				(11,878)				—
Net income				$ 141,018				$ 138,576

7. CAPE HILL BREWERY SALE

We sold our Cape Hill brewery property in May 2004 for £26 million (approximately $47 million at current exchange rates), with £6 million payable to us in 2004 and £20 million due in 2005. We received an initial payment of £0.5 million at closing and expect the sale to result in a one–time pretax gain of £4 million (approximately $7 million). We recorded an insignificant portion of the ultimate gain in the second quarter of 2004 under the installment method. We anticipate recording the remaining gain on sale in the fourth quarter of 2004 after the remaining 2004 payment has been received. The long–term portion of the note receivable is included in other non–current assets.

In 2002, we recorded charges related to the closing of our Cape Hill brewery, which were included as part of our purchase accounting upon the acquisition of CBL. Closure of the Cape Hill brewery commenced in July 2002 with the shut down of the kegging line. All production ceased in December 2002, at which time the assets, which were included in properties, net, were reclassified as held–for–sale. No impairment was taken on the assets, as their market value exceeded their carrying value. The payment of severance and other termination benefits started in July 2002 and will be completed in December 2004. We will reduce goodwill for unpaid restructuring liabilities upon full gain recognition in 2004.

8. CONTAINER OUTSOURCING ARRANGEMENT

CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. in the second quarter of 2004. TrenStar acquired CBL's keg and cask inventory and will provide ongoing container management services for CBL in the United Kingdom, including installation of radio frequency identification tags on each container and the use of container tracking technology under a 15–year service agreement. We received a cash payment of approximately £28 million ($50 million at second quarter exchange rates) for our UK keg and cask inventory. An insignificant loss was recognized on the sale.

9. MOLSON COORS MERGER AGREEMENT

On July 22, 2004, we announced that we had entered into a definitive agreement to merge with Molson Inc. that will result in the world's fifth–largest brewing company by volume, with estimated combined beer sales of 51 million US barrels annually. The proposed merger is subject to approval by shareholders of both companies, the Supreme Court of Quebec, appropriate regulators and other authorities, as well as other contractual closing conditions. During the third quarter we received clearance from the US Federal Trade Commission and filed a preliminary proxy statement for SEC review. On November 4, 2004, Molson and Coors agreed to include a special dividend to Molson shareholders as part of the merger transaction. The special dividend of C$ 3.26 per share will be payable as part of the plan of arrangement. Pentland Securities (1981) Inc., a company controlled by Eric H. Molson, has agreed to forego any participation in the special dividend. Coors will be the accounting and legal acquirer in the transaction.

10. GOODWILL AND OTHER INTANGIBLES

The following tables present details of our intangible assets as of September 26, 2004:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)		(In millions)	
Intangible assets subject to amortization:				
Brands	3–20	$ 124.2	$ 39.9	$ 84.3
Distribution rights	2–10	36.1	12.7	23.4
Patents and technology and distribution channels	3–10	33.5	14.1	19.4
Other	5–34	15.4	9.4	6.0
Intangible assets not subject to amortization:				
Brands	Indefinite	361.9	—	361.9
Pension	N/A	40.7	—	40.7
Other	Indefinite	27.8	—	27.8
Total		$ 639.6	$ 76.1	$ 563.5

Based on average foreign exchange rates for the thirteen weeks ended September 26, 2004, the estimated future amortization expense of intangible assets is as follows:

Fiscal Year	Amount
	(In millions)
2004–Remaining	$ 5.6
2005	$ 17.5
2006	$ 17.1
2007	$ 12.9
2008	$ 11.7

Amortization expense of intangible assets was $6.8 million and $16.5 million for the thirty–nine weeks ended September 26, 2004, and September 28, 2003, respectively.

As of September 26, 2004, goodwill was allocated between our reportable segments as follows:

Segment	Amount
	(In millions)
Americas	$ 150
Europe	660
Total	$ 810

Goodwill balances fluctuated from December 28, 2003, solely due to changes in currency rates.

Goodwill related to our joint venture investment with Molson in the United States was evaluated during the third quarter of 2004 under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* (APB No. 18), and found not to be impaired. Since our acquisition of the joint venture interest, the venture has seen significant volume gains, but its operating results have not met our original expectations. Our partner and we continue to evaluate and refine the venture's strategy, along with the implications that future assumptions for volume, costs and profit may have on the value of our investment. This goodwill of approximately $62 million is included in investments in joint ventures in the accompanying Condensed Consolidated Balance Sheet.

11. DEBT

Our total long–term borrowings as of September 26, 2004, and December 28, 2003, were composed of the following:

	As of	
	September 26, 2004	December 28, 2003
	(In thousands)	
Short–term borrowings(1)	$ —	$ 21,309
Senior private placement notes(2)	$ 20,000	$ 20,000
$6^{7/8}$% Senior notes due 2012	859,285	854,043
Senior Credit Facility(3)	—	86,000
Commercial paper(4)	119,456	249,645
Other notes payable(5)	65,236	20,006
Total long–term debt	$ 1,063,977	$ 1,229,694
Total debt	$ 1,063,977	$ 1,251,003
Current portion of long–term debt	$ 143,660	$ 69,856

(1)

Our short–term borrowings consist of various uncommitted lines of credit. At September 26, 2004, we had two USD uncommitted lines of credit totaling $50 million. We had $7.0 million outstanding under these lines of credit as of December 28, 2003, and no borrowings outstanding under these lines as of September 26, 2004. Amounts outstanding under the lines of credit bear interest at a rate stated by the lenders. The interest rate at December 28, 2003, was 1.80%. We also had three uncommitted lines of credit totaling £30.0 million, or approximately $54.2 million based on foreign exchange rates at September 26, 2004. These lines of credit bear interest at a floating rate determined by the lenders. At September 26, 2004, there was no balance outstanding and at December 28, 2003, the balance outstanding totaled $11.9 million. The interest rate at December 28, 2003, was 4.30%. In addition, we have two uncommitted lines of credit totaling 1.1 billion Japanese yen, or approximately $9.9 million, at September 26, 2004. Interest rates are below 1% and amounts outstanding totaled $2.4 million at December 28, 2003. There was no balance outstanding at September 26, 2004.

(2)

At September 26, 2004, we had $20.0 million in unsecured senior notes that were due July 2005. Subsequent to September 26, 2004, we repaid the note, in full.

(3)

At December 28, 2003, we had $86.0 million outstanding on an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. In connection with the repayments on our term loan, we accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during the first quarter of 2004.

(4)

In June 2003, we issued approximately $300 million in commercial paper. At September 26, 2004, and December 28, 2003, we had $119 million and $250 million outstanding, respectively. All of our commercial paper balance is classified as short–term as of September 26, 2004, as our intent is to repay the entire balance in the next twelve months. As of September 26, 2004, and December 28, 2003, the interest rates on our commercial paper borrowings ranged from 1.79% to 1.85%, with a weighted average of 1.84%; and from 1.24% to 1.27%, with a weighted average of 1.255%, respectively. As of September 26, 2004, $119 million of our total $500 million unsecured committed credit arrangement was being used as a backstop for our commercial paper program. This line of credit has a five–year term expiring 2007.

(5) Our other notes payable consist of a CBL note payable totaling approximately $20 million and denominated in Euros that existed at the time of the CBL acquisition; and a note payable totaling approximately $45 million issued by our RMMC joint venture (See Note 2). The CBL note bears interest at 5.39% and matures in October 2005. The RMMC note is currently non-recourse to Coors, bears interest at 7.20% and matures in December 2013. We are in discussions with our lenders related to Coors extending a guarantee of this debt.

12. EMPLOYEE RETIREMENT PLANS

We implemented FASB Statement No. 132 (SFAS 132) ***Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)*** in the fourth quarter of 2003 and incorporated its changes into our 2003 Annual Report on Form 10-K. SFAS 132 does not change the accounting and measurement for pensions and other postretirement benefits. It does add new disclosures for the footnotes to the financial statements, including quarterly reporting on Form 10-Q. We are required to include the following disclosures regarding our retirement plan benefit expenses:

	Thirteen Weeks Ended:					
	September 26, 2004			September 28, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Defined Benefit Plans						
Service cost	$ 5,095	$ 8,209	$ 13,304	$ 4,634	$ 7,344	$ 11,978
Interest cost	12,766	24,383	37,149	12,292	21,157	33,449
Expected return on plan assets	(13,166)	(29,518)	(42,684)	(12,208)	(25,262)	(37,470)
Amortization of prior service cost	1,443	—	1,443	1,480	—	1,480
Amortization of transition obligation	60	—	60	59	—	59
Amortization of net loss (gain)	3,434	(744)	2,690	1,795	—	1,795
Less expected participant contributions	—	(2,257)	(2,257)	—	(2,045)	(2,045)
Net periodic pension cost	$ 9,632	$ 73	$ 9,705	$ 8,052	$ 1,194	$ 9,246
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 499	$ —	$ 499	$ 401	$ —	$ 401
Interest cost on projected benefit obligation	1,564	—	1,564	1,689	—	1,689
Amortization of prior service cost	(5)	—	(5)	(5)	—	(5)
Recognized net actuarial loss	192	—	192	91	—	91
Net periodic post-retirement benefit cost	$ 2,250	$ —	$ 2,250	$ 2,176	$ —	$ 2,176

	Thirty-nine Weeks Ended:					
	September 26, 2004			September 28, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Defined Benefit Plans						
Service cost	$ 15,396	$ 25,055	$ 40,451	$ 13,778	$ 21,620	$ 35,398
Interest cost	39,083	74,419	113,502	36,551	62,283	98,834
Expected return on plan assets	(39,783)	(90,092)	(129,875)	(36,276)	(74,369)	(110,645)
Amortization of prior service cost	4,415	—	4,415	4,401	—	4,401
Amortization of transition obligation	179	—	179	182	—	182
Amortization of net loss	10,514	1,644	12,158	6,321	—	6,321
Less expected participant contributions	—	(6,887)	(6,887)	—	(6,019)	(6,019)
Net periodic pension cost	$ 29,804	$ 4,139	$ 33,943	$ 24,957	$ 3,515	$ 28,472
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 1,497	$ —	$ 1,497	$ 1,203	$ —	$ 1,203
Interest cost on projected benefit obligation	4,692	—	4,692	5,067	—	5,067
Amortization of prior service cost	(15)	—	(15)	(15)	—	(15)
Recognized net actuarial loss	576	—	576	273	—	273
Net periodic post-retirement benefit cost	$ 6,750	$ —	$ 6,750	$ 6,528	$ —	$ 6,528

In July 2004, we received £14 million (approximately $26 million at then-current exchange rates) from Interbrew, related to misrepresentations made by them regarding pension participant data when CBL was purchased in 2002. The participant data originally provided by Interbrew when CBL was acquired omitted data that significantly increased our pension liability at the time of the acquisition (approximately £21 million or $38 million at current exchange rates). We determined that goodwill associated with the purchase price of CBL should be adjusted for the change in the pension liability and for the cash collected from Interbrew during the third quarter. The net effect of adjusting goodwill for the pension liability and the cash received was insignificant. The effect on equity was to increase other comprehensive income by $23.3 million, net of tax (Note 4). The effect of the adjustment on pension expense will be to reduce amortization of actuarial losses by approximately £21 million (approximately $38 million at current exchange rates) over the remaining working lives of participants (estimated at 10 years), and increase the interest component of annual service cost by approximately £1 million or $2 million.

We made pension contributions totaling $69 million in the third quarter of 2004. We do not plan to make additional pension contributions during 2004.

13. CHANGES IN CAPITAL STOCK AND PAID-IN CAPITAL

The following summarizes the changes in our capital stock and paid-in capital accounts during the first nine months of 2004:

	Shares of common stock issued		Common stock issued		
	Class A	Class B	Class A	Class B	Paid-in Capital
	(In thousands)				
Balances at December 28, 2003	1,260	35,154	$ 13	$ 352	$ 32,049
Shares issued under stock plans	—	1,012	—	10	53,901
Tax benefit from shares issued under stock plans	—	—	—	—	5,198
Balances at September 26, 2004	1,260	36,166	$ 13	$ 362	$ 91,148

14. SUBSEQUENT EVENTS

Pub Dispense Equipment Outsourcing Agreement

CBL entered into an agreement with two other UK brewers, Scottish Courage Ltd. and Carlsberg UK Ltd., in August 2004, to create a joint venture to outsource the management and servicing of the three brewers' on–trade dispense equipment. The venture, called Serviced Dispense Equipment Ltd. (SDE) would contract with a separate business, Innserve Ltd., to perform day–to–day technical services, including on–trade cellar services, maintenance and installation of fonts, lines, coolers and other equipment used to dispense on–trade beverages. The agreement was subject to the approval of the Office of Fair Trading (OFT). While the OFT previously approved a similar agreement between Scottish Courage Ltd. and Carlsberg UK Ltd., the addition of CBL to the venture prompted the OFT to refer the case to the UK Competition Commission. As a result, the agreements regarding the SDE joint venture were voided; however, we and the other joint venture investors intend to continue to pursue the arrangement. The UK Competition Commission is expected to report by March 15, 2005. This event presents enough uncertainty regarding the eventual closing of the sale that our on–trade dispense equipment assets have not been reclassified as held for sale as of September 26, 2004, and an expected $22 million loss on sale of the assets will not be recorded unless the agreement is approved by the UK Competition Commission, as an impairment loss is not called for with the assets classified as held for use.

New Income Tax Bill

On October 22, 2004, a new tax law was enacted in the United States and some of the provisions in this law will be effective for 2004. We are in the process of evaluating the impact.of this law on our operations.

15. CONTINGENCIES

Environmental

When we determine that it is probable that a liability for environmental matters or other legal actions exists and the amount of the loss is reasonably estimable, an estimate of the future costs are recorded as a liability in the financial statements. Costs are capitalized if they extend the life, increase the capacity or improve the safety or efficiency of company–owned assets, or are incurred to mitigate or prevent future environmental contamination. Other environmental costs are expensed when incurred.

Lowry Superfund Site

We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). We are obligated to pay a portion of future costs in excess of that amount.

In January 2004, Waste Management provided us with updated annual cost estimates through 2032. We reviewed these cost estimates, in conjunction with a third–party expert, in the assessment of our accrual related to this issue. We used certain assumptions that differ from Waste Management's estimates to assess our expected liability. Our expected liability is based on our and the third–party's best estimates available.

The assumptions used are as follows:

- Trust management costs will be accrued as incurred,
- Income taxes, which we believe not to be an included cost, are not included in the assumptions,
- A 2% inflation rate for future costs, and
- Certain operations and maintenance costs were discounted using a 4.98% risk–free rate of return.

Based on these assumptions, the present value and gross amount of the discounted costs are approximately $1.4 million and $3.3 million, respectively. We did not assume any future recoveries from insurance companies in the estimate of our liability. We believe that the existing accrual is adequate as of September 26, 2004.

Considering that the estimates extend through the year 2032 and the related uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals in the future are possible.

Other Environmental

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage.

While we cannot predict the eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Litigation and Other Disputes

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

We are involved in other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters, including the above–described advertising practices case, may arise from time to time that may harm our business.

Golden Brewery Accident

In February 2004, we experienced an accident at our Golden brewery operation that resulted in injuries to three employees, extensive property damage, and a shutdown of the brewery operation for a short time. We maintain insurance coverage for these types of events; including coverage for costs we incurred to avoid any business interruption. We recorded a loss of $2.0 million in cost of goods sold during the first quarter of 2004 representing our insurance deductibles for costs of the cleanup and repairs, and the losses from the impairment of long-lived assets. These costs were offset in cost of goods sold by gains of $0.5 million and $1.5 million recorded in the second and third quarters, respectively, associated with insurance recoveries for costs that are being capitalized to property, plant and equipment. FASB Interpretation No. 30, *Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets,* clarifies that if insurance reimbursements are collected for costs that were capitalized to the balance sheet, those reimbursements are to be treated as gains, as opposed to reducing the book basis of the related assets. We anticipate that we will recognize additional gains of $1.0 million to $1.5 million from the insurance proceeds we receive for costs incurred for capital assets purchased as a part of the project to restore the damaged area, most of which will be recognized in 2005. Our cleanup and repair efforts were substantially completed in the second and third quarters of 2004.

16. SUPPLEMENTAL GUARANTOR INFORMATION

On May 7, 2002, a wholly owned subsidiary of ours, CBC (Issuer), completed a private placement of $850 million principal amount of 6 3/8% Senior notes due 2012. The notes were issued with registration rights and were guaranteed on a senior and unsecured basis by Adolph Coors Company (Parent Guarantor) and certain domestic subsidiaries (Subsidiary Guarantors). The guarantees are full and unconditional and joint and several. A significant amount of the Issuer's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as our financial condition and operating requirements and those of certain domestic subsidiaries, could limit the Issuer's ability to obtain cash for the purpose of meeting its debt service obligation including the payment of principal and interest on the notes.

Simultaneously with the private placement, we entered into a registration rights agreement pursuant to which we registered the exchange of the notes for substantially identical notes. The exchange of all the notes was completed on September 16, 2002.

The following information sets forth our Condensed Consolidating Balance Sheets as of September 26, 2004, and December 28, 2003, and the Condensed Consolidating Statements of Income for the thirteen and thirty–nine weeks ended September 26, 2004, and September 28, 2003, and the Condensed Consolidating Statements of Cash Flows for the thirty–nine weeks ended September 26, 2004, and September 28, 2003. Investments in our subsidiaries are accounted for on the equity method; accordingly, entries necessary to consolidate the Parent Guarantor, Issuer, and all of its subsidiaries are reflected in the eliminations column. Separate complete financial statements of the Issuer and the Subsidiary Guarantors would not provide additional material information that would be useful in assessing their financial composition.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTEEN WEEKS ENDED SEPTEMBER 26, 2004 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 670,109	$ 40,507	$ 777,212	$ —	$ 1,487,828
Excise taxes	—	(104,358)	(720)	(278,444)	—	(383,522)
Net sales	—	565,751	39,787	498,768	—	1,104,306
Cost of goods sold	—	(343,895)	(31,005)	(313,484)	—	(688,384)
Equity in subsidiary earnings	58,831	60,238	—	—	(119,069)	—
Gross profit	58,831	282,094	8,782	185,284	(119,069)	415,922
Marketing, general and administrative	(2,874)	(188,211)	(5,487)	(115,446)	—	(312,018)
Operating income	55,957	93,883	3,295	69,838	(119,069)	103,904
Interest income (expense), net	9,860	(10,687)	3,760	(15,201)	—	(12,268)
Other income (expense)	625	(25,263)	60,924	(30,383)	—	5,903
Income before income taxes	66,442	57,933	67,979	24,254	(119,069)	97,539
Income tax expense	(2,300)	697	(20,550)	(7,277)	—	(29,430)
Income before minority interest	64,142	58,630	47,429	16,977	(119,069)	68,109
Minority interest	—	—	—	(3,967)	—	(3,967)
Net income	$ 64,142	$ 58,630	$ 47,429	$ 13,010	$ (119,069)	$ 64,142

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTEEN WEEKS ENDED SEPTEMBER 28, 2003 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 658,200	$ 37,629	$ 724,362	$ —	$ 1,420,191
Excise taxes	—	(105,912)	(526)	(265,029)	—	(371,467)
Net sales	—	552,288	37,103	459,333	—	1,048,724
Cost of goods sold	—	(336,779)	(30,077)	(291,160)	—	(658,016)
Equity in subsidiary earnings	54,345	67,181	—	—	(121,526)	—
Gross profit	54,345	282,690	7,026	168,173	(121,526)	390,708
Marketing, general and administrative expenses	(125)	(171,515)	(4,688)	(104,985)	—	(281,313)
Operating income (loss)	54,220	111,175	2,338	63,188	(121,526)	109,395
Interest income (expense) net	11,544	(15,384)	4,165	(13,964)	—	(13,639)
Other (expense) income	(35)	(49,329)	74,785	(25,422)	—	(1)
Income before income taxes	65,729	46,462	81,288	23,802	(121,526)	95,755
Income tax expense	(4,301)	7,828	(30,713)	(7,141)	—	(34,327)
Net income	$ 61,428	$ 54,290	$ 50,575	$ 16,661	$ (121,526)	$ 61,428

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTY–NINE WEEKS ENDED SEPTEMBER 26, 2004 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 1,917,608	$ 108,099	$ 2,247,134	$ —	$ 4,272,841
Excise taxes	—	(299,100)	(1,595)	(793,635)	—	(1,094,330)
Net sales	—	1,618,508	106,504	1,453,499	—	3,178,511
Cost of goods sold	—	(996,265)	(83,128)	(923,759)	—	(2,003,152)
Equity in subsidiary earnings	121,875	140,667	—	—	(262,542)	—
Gross profit	121,875	762,910	23,376	529,740	(262,542)	1,175,359
Marketing, general and administrative expenses	(4,538)	(542,166)	(20,604)	(350,549)	—	(917,857)
Operating income (loss)	117,337	220,744	2,772	179,191	(262,542)	257,502
Interest income (expense), net	32,310	(37,368)	12,801	(48,574)	—	(40,831)
Other (expense) income	315	(70,487)	154,434	(78,379)	—	5,883
Income before income taxes	149,962	112,889	170,007	52,238	(262,542)	222,554
Income tax expense	(8,944)	8,733	(53,775)	(15,672)	—	(69,658)
Income before minority interest	141,018	121,622	116,232	36,566	(262,542)	152,896
Minority interest	—	—	—	(11,878)	—	(11,878)
Net income	$ 141,018	$ 121,622	$ 116,232	$ 24,688	$ (262,542)	$ 141,018

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTY–NINE WEEKS ENDED SEPTEMBER 28, 2003 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 1,933,947	$ 87,129	$ 1,969,341	$ —	$ 3,990,417
Beer excise taxes	—	(306,264)	(965)	(705,947)	—	(1,013,176)
Net sales	—	1,627,683	86,164	1,263,394	—	2,977,241
Cost of goods sold	—	(1,008,494)	(69,097)	(822,986)	—	(1,900,577)
Equity in subsidiary earnings	114,985	101,003	—	—	(215,988)	—
Gross profit	114,985	720,192	17,067	440,408	(215,988)	1,076,664
Marketing, general and administrative expenses	(366)	(517,402)	(18,779)	(298,888)	—	(835,435)
Operating income (loss)	114,619	202,790	(1,712)	141,520	(215,988)	241,229
Interest income (expense), net	34,637	(45,667)	4,652	(41,233)	—	(47,611)
Other (expense) income	(125)	(42,154)	114,490	(65,920)	—	6,291
Income before income taxes	149,131	114,969	117,430	34,367	(215,988)	199,909
Income tax expense	(10,555)	(204)	(40,263)	(10,311)	—	(61,333)
Net income	$ 138,576	$ 114,765	$ 77,167	$ 24,056	$ (215,988)	$ 138,576

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF SEPTEMBER 26, 2004

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 6,035	$ 821	$ 4,024	$ 81,606	$ —	$ 92,486
Accounts receivable, net	—	96,730	10,278	481,256	—	588,264
Other receivables, net	—	48,710	146	55,291	—	104,147
Inventories	—	123,046	5,463	106,956	—	235,465
Other current assets	—	56,923	329	44,267	—	101,519
Total current assets	6,035	326,230	20,240	769,376	—	1,121,881
Properties, net	—	781,726	19,242	595,832	—	1,396,800
Goodwill	—	158,189	(152,965)	805,227	—	810,451
Other intangibles, net	—	48,084	10,426	504,988	—	563,498
Investments in joint ventures	—	64,671	—	71,327	—	135,998
Net investment in and advances to subs	1,554,724	1,864,108	—	—	(3,418,832)	—
Long–term deferred tax asset	16,188	10,214	131,336	51,366	—	209,104
Other non–current assets	5,419	95,731	2,648	135,104	—	238,902
Total assets	$ 1,582,366	$ 3,348,953	$ 30,927	$ 2,933,220	$ (3,418,832)	$ 4,476,634
Liabilities and shareholder's equity						
Current liabilities:						
Accounts payable	$ —	$ 101,812	$ 2,720	$ 154,384	$ —	$ 258,916
Accrued salaries and vacations	4,156	47,324	1,369	5,951	—	58,800
Taxes, other than income	—	39,835	560	140,254	—	180,649
Accrued expenses and other liabilities	37,793	168,005	130	276,578	—	482,506
Current debt	20,000	119,113	—	4,547	—	143,660
Total current liabilities	61,949	476,089	4,779	581,714	—	1,124,531
Long–term debt	—	859,628	—	60,689	—	920,317
Deferred tax liability	—	—	—	202,106	—	202,106
Other long–term liabilities	7,737	461,130	208	215,710	—	684,785
Total liabilities	69,686	1,796,847	4,987	1,060,219	—	2,931,739
Minority interest	—	—	—	32,215	—	32,215
Total shareholders' equity	p 1,512,680	1,552,106	25,940	1,840,786	(3,418,832)	1,512,680
Total liabilities and shareholders' equity	$ 1,582,366	$ 3,348,953	$ 30,927	$ 2,933,220	$ (3,418,832)	$ 4,476,634

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 28, 2003

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 454	$ 802	$ 2,849	$ 15,335	$ —	$ 19,440
Accounts receivable, net	35	45,018	8,990	564,010	—	618,053
Other receivables, net	—	66,483	2,220	64,316	—	133,019
Total inventories	—	109,113	5,619	94,753	—	209,485
Other current assets	—	40,043	423	58,385	—	98,851
Total current assets	489	261,459	20,101	796,799	—	1,078,848
Properties, at cost and net	—	813,996	18,919	617,870	—	1,450,785
Goodwill	—	151,868	(149,974)	794,526	—	796,420
Other intangibles, net	—	66,913	82,782	402,417	—	552,112
Investments in joint ventures	—	95,392	—	98,190	—	193,582
Net investment in and advances to subs	1,285,272	1,851,260	—	—	(3,136,532)	—
Deferred tax asset	18,392	(125)	135,047	51,490	—	204,804
Other non–current assets	5,318	78,698	2,648	123,011	—	209,675
Total assets	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 179,300	$ 1,091	$ 215,813	$ —	$ 396,204
Accrued salaries and vacations	—	47,640	1,203	8,750	—	57,593
Taxes, other than income taxes	—	27,704	715	184,062	—	212,481
Accrued expenses and other liabilities	14,739	103,754	3,456	254,330	—	376,279
Current debt	—	76,855	—	14,310	—	91,165
Total current liabilities	14,739	435,253	6,465	677,265	—	1,133,722
Long–term debt	20,000	1,119,832	(865)	20,871	—	1,159,838
Deferred tax liability	—	—	—	195,523	—	195,523
Other long–term liabilities	7,356	480,401	840	241,170	—	729,767
Total liabilities	42,095	2,035,486	6,440	1,134,829	—	3,218,850
Total shareholders' equity	1,267,376	1,283,975	103,083	1,749,474	(3,136,532)	1,267,376
Total liabilities and shareholders' equity	$ 1,309,471	$ 3,319,461	$ 109,523	$ 2,884,303	$ (3,136,532)	$ 4,486,226

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 26, 2004

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	$ 19,349	$ 5,762	$ 108,842	$ 170,368	$ 304,321
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	—	(62,153)	(1,534)	(67,304)	(130,991)
Proceeds from sales of assets	—	719	332	46,528	47,579
Investment in Molson USA, LLC	—	(1,747)	—	—	(1,747)
Cash recognized on initial consolidation of joint ventures	—	—	—	20,840	20,840
Cash received from Interbrew (Note 12)	—	—	—	25,836	25,836
Trade loans advanced to customers	—	—	—	(20,785)	(20,785)
Trade loan repayments from customers	—	—	—	43,651	43,651
Other	—	—	(86)	88	2
Net cash (used in) provided by investing activities	—	(63,181)	(1,288)	48,854	(15,615)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuance of stock under stock plans	53,901	—	—	—	53,901
Dividends paid	(22,843)	—	—	—	(22,843)
Net payments on short-term borrowings	—	(7,000)	—	(14,307)	(21,307)
Net payments on commercial paper	—	(130,500)	—	—	(130,500)
Payments on debt and capital lease obligations	—	(86,571)	—	(2,499)	(89,070)
Dividends paid to minority interest holders	—	—	—	(7,218)	(7,218)
Change in overdraft balances and other	9	(4)	—	(5)	—
Net activity in investment and advances (to) from subsidiaries	(44,835)	281,513	(107,544)	(129,134)	—
Net cash (used in) provided by financing activities	(13,768)	57,438	(107,544)	(153,163)	(217,037)
CASH AND CASH EQUIVALENTS:					
Net (decrease) increase in cash and cash equivalents	5,581	19	10	66,059	71,669
Effect of exchange rate changes on cash and cash equivalents	—	—	1,165	212	1,377
Balance at beginning of year	454	802	2,849	15,335	19,440
Balance at end of quarter	$ 6,035	$ 821	$ 4,024	$ 81,606	$ 92,486

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 2003

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$ 18,041	$ 135,736	$ 95,749	$ 79,741	$ 329,267
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital Expenditures	—	(60,719)	(892)	(98,334)	(159,945)
Proceeds from sales of properties	—	307	10,177	5,135	15,619
Investment in Molson USA, LLC	—	(5,239)	—	—	(5,239)
Trade loans advanced to customers	—	—	—	(26,429)	(26,429)
Trade loan repayments from customers	—	—	—	39,080	39,080
Other	—	(630)	—	—	(630)
Net cash (used in) provided by investing activities	—	(66,281)	9,285	(80,548)	(137,544)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuances of stock under stock plans	1,563	—	—	—	1,563
Dividends paid	(22,359)	—	—	—	(22,359)
Net proceeds (payments on) from short-term borrowings	—	34,167	—	(80,015)	(45,848)
Net proceeds on commercial paper	—	249,690	—	—	249,690
Payments on debt and capital lease obligation	—	(378,099)	—	—	(378,099)
Change in overdraft balances	—	(25,227)	—	—	(25,227)
Net activity in investment and advances (to) from subsidiaries	2,868	50,696	(104,727)	51,163	—
Net cash used in financing activities	(17,928)	(68,773)	(104,727)	(28,852)	(220,280)
CASH AND CASH EQUIVALENTS:					
Net increase (decrease) in cash and cash equivalents	113	682	307	(29,659)	(28,557)
Effect of exchange rate changes on cash and cash equivalents	—	—	223	418	641
Balance at beginning of year	161	499	634	57,873	59,167
Balance at end of quarter	$ 274	$ 1,181	$ 1,164	$ 28,632	$ 31,251

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Compared to the third quarter of 2003, the third quarter of 2004 was a challenging quarter for us, with weak volume trends in both our Americas and Europe segments. Our net income in the quarter was higher due to improved beer pricing, one–time non–operating income (consisting primarily of non–operating gains and an accelerated royalty payment), a lower effective tax rate and favorable exchange rates compared to the third quarter of last year. Year–to–date, our effective tax rate is comparable to 2003, and net income has improved due to beer pricing and favorable exchange rate comparisons throughout 2004.

In Europe, our results in local currency were impacted substantially by the extreme comparison of colder and very wet weather in the third quarter of this year versus unusually hot, dry weather in the same period last year, which adversely impacted the entire UK beer industry. The negative impact was offset partly by continued strong pricing gains in the on–trade. Even with the volume challenges, our top–selling Carling brand gained share during the third quarter.

In the Americas, sales to retail were down slightly, consistent with trends earlier in the year. Although Coors Light sales declined at a low–single–digit rate, the brand's trends improved in several key areas of the United States. Americas cost of goods per barrel were higher, primarily due to increases in transportation costs, lower sales volume, the related loss of fixed cost leverage and a sales mix shift toward more–expensive, higher–margin brands and packages. Europe's cost of goods per barrel was also higher due to loss of fixed cost leverage and increases in transportation costs.

Results of Operations

This discussion summarizes the significant factors affecting our consolidated results of operations, liquidity, and capital resources for the thirteen and thirty–nine week periods ended September 26, 2004, and September 28, 2003, respectively, and should be read in conjunction with the financial statements and notes thereto included elsewhere in this report, as well as our Annual Report on Form 10–K for the year ended December 28, 2003. Our results in the first three quarters of 2004 are affected by the adoption of FIN46R, which required consolidation of some of our joint ventures. (See Note 2 in the accompanying financial statements.)

THE AMERICAS SEGMENT RESULTS OF OPERATIONS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN46R. This segment also includes the Coors Light business in Canada that is conducted through a partnership with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture, Molson USA. The Americas

also include the small amount of Coors brand volume that is sold outside of the United States and its territories, including primarily Japan, China, Mexico and the Caribbean.

	Thirteen Weeks Ended			Thirty-nine Weeks Ended		
	September 26, 2004	September 28, 2003	% Change	September 26, 2004	September 28, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Barrels of beer and other beverages sold	5,922	5,960	(0.6)%	16,903	17,284	(2.2)%
Net sales	$ 662,215	$ 640,443	3.4%	$ 1,881,393	$ 1,859,232	1.2%
Cost of goods sold	(386,576)	(384,356)	0.6%	(1,110,998)	(1,123,458)	(1.1)%
Gross profit	275,639	256,087	7.6%	770,395	735,774	4.7%
Marketing, general and administrative expenses	(198,791)	(182,920)	8.7%	(573,611)	(549,165)	4.5%
Operating income	76,848	73,167	5.0%	196,784	186,609	5.5%
Other income, net	6,226	(560)	N/M	8,563	2,897	195.6%
Income before income taxes(1)	$ 83,074	$ 72,607	14.4%	$ 205,347	$ 189,506	8.4%

(1) Income before income taxes in 2004 includes $3,054 and $9,731 for the thirteen and thirty–nine weeks ended September 26, 2004, respectively, and represents the minority owners' share of income attributable to the RMMC and RMBC joint ventures.

Foreign Currency Impact on 2004 Results

In the first three quarters of 2004, our Americas segment benefited from a 6.0% year–over–year increase in the value of the Canadian dollar (CAD) against the US dollar. In the third quarter of 2004, the increase was 4.9%. As a result of this exchange–rate fluctuation, income before income taxes deriving from the Coors Canada partnership is higher by approximately $2.7 million year–to–date and approximately $1.0 million for the quarter.

Net sales and volume

For the thirteen weeks ended September 26, 2004, net sales in the Americas totaled $662.2 million, 3.4% higher than $640.4 million in the third quarter of 2003. For the thirty–nine weeks ended September 26, 2004, net sales in the Americas were 1.2% higher than sales for the first nine months of 2003. Volume was slightly lower, quarter–over–quarter, and 2.2% lower, year–over–year. Volume has been the primary challenge to sales revenue growth in 2004, accounting for an approximate $3.5 million and $41.0 million decrease in the quarterly and nine–month periods' net sales, respectively. However, our net sales per barrel have increased 4.1% in the third quarter of 2004 and 3.5% for the year–to–date period due primarily to domestic pricing (2.3% for the quarter), positive brand mix (0.5% for the quarter), higher income realized from our Canada business (0.4% for the quarter), and fuel surcharge revenues (0.3% for the quarter), which began in the third quarter to help defray higher energy and freight costs in the current year. Year–to–date revenues have benefited similarly due to a favorable pricing environment. Further, as discussed above, revenues were assisted by positive currency impacts in both the third quarter and year–to–date.

Cost of goods sold

Cost of goods sold increased slightly in the third quarter of 2004 to $386.6 million. Year–to–date, cost of goods sold have decreased about 1% or $12.5 million. Cost of goods sold increased

approximately 1.2% per barrel quarter–over–quarter and 1.1% year–over–year. The increase per barrel in the third quarter of 2004 is driven by price inflation driven by an increase in outbound transportation costs due to higher diesel fuel costs and carrier pricing (1.1)% and packaging and brand mix (1.1)%, offset by lower costs associated with continued improvements in operations productivity (0.6)%, freight process improvements (0.5)%, and the positive impact to cost of goods sold from the impact of adopting FIN46R (0.9)%, which reduces cost of goods sold by including the minority interest share of income in the joint ventures.

Marketing, general and administrative expenses

Marketing, general and administrative expenses increased 8.7% to $198.8 million in the third quarter of 2004 from $182.9 million in 2003. Year–to–date, marketing, general and administrative expense increased 4.5% to $573.6 million. Over half of the third quarter increase is due to additional marketing investments in core brands and increased labor–related and overhead costs in our sales and marketing organizations.

Other Income (Expense), net

Other income increased in 2004, primarily due to a gain of approximately $5.0 million recognized in September, which is related to final settlement of royalties owed to us from the sale of our coal operations several years ago. We also recognized gains on the sales of a warehouse in September totaling approximately $1.0 million.

THE EUROPE SEGMENT RESULTS OF OPERATIONS

The Europe segment consists of our production and sale of the CBL brands (principally in the United Kingdom, but also in other parts of the world), our joint venture arrangement relating to the distribution of Grolsch in the United Kingdom and Republic of Ireland (consolidated under FIN46R in 2004), and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer in the United Kingdom and Coors Light in the Republic of Ireland.

	Thirteen Weeks Ended			Thirty–nine Weeks Ended		
	September 26, 2004	September 28, 2003	% Change	September 26, 2004	September 28, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Barrels of beer and other beverages sold	2,637	2,812	(6.2)%	7,516	7,538	(0.3)%
Net sales	$ 442,091	$ 408,281	8.3%	$ 1,297,118	$ 1,118,009	16.0%
Cost of goods sold	(301,808)	(273,660)	10.3%	(892,154)	(777,119)	14.8%
Gross profit	140,283	134,621	4.2%	404,964	340,890	18.8%
Marketing, general and administrative expenses	(102,527)	(92,149)	11.3%	(315,871)	(267,566)	18.1%
Operating income	37,756	42,472	(11.1)%	89,093	73,324	21.5%
Interest income(1)	3,757	4,207	(10.7)%	11,828	12,960	(8.7)%
Other income (expense), net	(948)	(99)	857.6%	(2,996)	2,909	N/M
Income before income taxes and minority interest(2)	$ 40,565	$ 46,580	(12.9)%	$ 97,925	$ 89,193	9.8%

(1) Interest income is earned on trade loans to UK on–trade customers, and is typically driven by debt balances from period–to–period.

(2) Income before income taxes in 2004 includes $1,305 and $3,327 for the thirteen and thirty–nine weeks ended September 26, 2004, respectively, that represents the minority owners' share of income attributable to the Grolsch joint venture.

Foreign currency impact on 2004 results

In the third quarter of 2004, our Europe segment benefited from a 12.8% quarter–over–quarter increase in the value of the British pound sterling (GBP) against the US dollar. Year–to–date the GBP has increased 11% against the US dollar. Partially as a result of this exchange rate fluctuation, all per unit revenues and costs from our Europe segment in 2004 are significantly higher than in the prior year. The following table summarizes the approximate effect this change in exchange rates had on the Europe segment pre–tax results in 2004:

	Increase Due to Currency Effects	
	Thirteen Weeks Ended September 26, 2004	Thirty–nine Weeks Ended September 26, 2004
	(In thousands)	
Net sales	$ 49,722	$ 147,680
Cost of goods sold	(33,924)	(101,825)
Gross profit	15,798	45,855
Marketing, general & administrative expenses	(11,567)	(36,170)
Operating income	4,231	9,685
Interest income	422	1,363
Other income (expense), net	(91)	(335)
Income before income taxes and minority interest	$ 4,562	$ 10,713

Net sales and volume

Net sales from the Europe segment totaled $442.1 million in the third quarter of 2004, 8.3% higher than the $408.3 million of sales in the same period last year. Net sales year–to–date are higher by $179.1 million, or 16%, compared to 2003. As discussed above, currency fluctuation accounted for $49.7 million and $147.7 million of the increased revenues in the third quarter and nine–month periods, respectively. Therefore, sales denominated in local currency actually declined by approximately 4% in the third quarter and increased approximately 3% year–to–date. Movements in factored brand sales also impact the Europe reported net sales numbers as the value of the sale is included within net sales, but the related volume is not included within the reported sales volumes. In the third quarter, the net sales value of our factored brand sales declined approximately 5%. Year–to–date, the factored brand net sales value has increased approximately 3%.

Owned brand volume declined 6.2% quarter–over–quarter and was flat year–to–date. The weak volume performance in the third quarter is largely attributed to poor weather compared to exceptionally warm and dry weather in the United Kingdom in 2003. After adjustment for the impacts of currency appreciation and factored brand sales, owned brand sales values in local currency decreased by approximately 3%, lower than the owned brand volume decrease. This represents an increase in owned brand net sales value per barrel of some 3%. Year–to–date, owned brand net sales have increased approximately 2.5%. With broadly flat volume year–to–date, this represents an increase in owned brand net sales per barrel of approximately 2.5%. The increases in owned brand net sales per barrel in both the quarter and the year–to–date have been driven by strong pricing, particularly in the on–trade, partially offset by adverse brand and channel mix.

Cost of goods sold

Cost of goods sold was $301.8 million in the third quarter of 2004, 10.3% higher than last year's third quarter. Cost of goods sold for the first three quarters of 2004 was $892.2 million, or 14.8% higher than last year. As noted above, currency appreciation accounts for a substantial element of the increases over last year, $33.9 million in the quarter and $101.8 million year–to–date. Like the Americas, Europe suffered from the de–leveraging of fixed costs from lower volumes and experienced increased transportation costs which, along with the impact of inflation, caused an increase in the costs of goods sold per barrel denominated in local currency. These increases were, however, partially offset by the reduction in the value of factored brand purchases in the quarter where, similar to net sales, the purchase costs are included in cost of goods sold but the sales are not included in reported sales volumes. Further offsetting the increases in cost of goods sold was the implementation of FIN46R in 2004, which increased gross profit by $8.2 million and $21.8 million, respectively, in the quarter and nine months ended September 26, 2004. (See Note 2 in the accompanying financial statements.)

Marketing, general and administrative expenses

Third quarter 2004 marketing, general and administrative expenses were $102.5 million, an increase of approximately 11.3% over the third quarter of 2003. Year–over–year, marketing, general and administrative expenses increased 18.1%. This increase is primarily a result of the currency appreciation ($11.6 million and $36.2 million in the quarter and year to date, respectively) and the implementation of FIN46R in 2004 (addition of Grolsch expenses totaling $6.3 million and $16.4 million in the quarter and nine–months ended September 26, 2004, respectively). In addition, marketing, general and administrative expenses in the third quarter in 2003 were reduced by the one–time gain of $3.5 million pretax on the sale of the rights to our Hooper's Hooch™ flavored alcohol beverage brand in Russia.

Other income (expense), net

Third quarter other expense, net increased $0.8 million and year–to–date $5.9 million. The third quarter and year–to–date increase in other expense, net is due to the decline in profits generated by our Tradeteam joint venture and effect of movement in currency rates. The year–to–date increase is also due to lapping a non–recurring gain on the sale of assets last year.

CORPORATE

Corporate includes interest and certain other general and administrative costs that are not allocated to either the Americas or Europe operating segments. Corporate contains no sales or cost of goods sold, although certain royalty income and intangible administrative costs are absorbed by Corporate. The majority of these corporate costs relates to worldwide finance and administrative functions, such as corporate affairs, legal, human resources, insurance and risk management.

	Thirteen Weeks Ended			Thirty–nine Weeks Ended		
	September 26, 2004	September 28, 2003	% Change	September 26, 2004	September 28, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Net sales	$ —	$ —		$ —	$ —	
Cost of goods sold	—	—		—	—	
Gross profit	—	—		—	—	
Marketing, general and administrative expenses	(10,700)	(6,244)	71.4%	(28,375)	(18,704)	51.7%
Operating loss	(10,700)	(6,244)	71.4%	(28,375)	(18,704)	51.7%
Interest income	1,206	536	125.0%	2,326	1,645	41.4%
Interest expense	(17,231)	(18,382)	(6.3)%	(54,985)	(62,216)	(11.6)%
Other expense	625	658	(5.0)%	316	485	(34.8)%
Loss before income taxes(1)	$ (26,100)	$ (23,432)	11.4%	$ (80,718)	$ (78,790)	2.4%

(1) Loss before income taxes in 2004 includes $392 and $1,180 for the thirteen and thirty–nine weeks ended September 26, 2004 and represents the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

Marketing, general and administrative expenses

Marketing, general and administrative expenses increased 71.4% to $10.7 million in the third quarter of 2004, compared to the third quarter of 2003. Year–to–date, marketing, general and administrative expenses increased 51.7% to $28.4 million. Increases for the third quarter are primarily due to higher incentive compensation costs ($3.2 million), the costs to comply with the Sarbanes–Oxley Act of 2002 ($0.1 million in 2004, compared to $0.6 million in 2003), and non–capitalizable merger costs ($0.7 million). For the year–to–date period, increases are primarily due to incentive compensation costs ($6.7 million), legal fees associated with regulatory compliance and outsourcing ($2.4 million) and the costs to comply with the Sarbanes–Oxley Act of 2002 ($1.4 million in 2004, compared to $0.6 million in 2003).

Interest expense

Interest expense decreased $1.8 million in the third quarter of 2004 versus the comparable 2003 period. Year–to–date, interest expense decreased $7.9 million, or 13.1%. The decrease is largely due to lower debt balances ($13.2 million in reduced interest expense), partially offset by the negative impact of the British pound exchange rate on our cross currency swaps ($5.2 million) and the effect of FIN46R discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of liquidity are cash provided by operating activities, external borrowings and asset monetizations. As of September 26, 2004, we had negative working capital of $2.7 million compared to negative working capital of $54.9 million at December 28, 2003. The improvement in working capital is due to the consolidation of RMMC, RMBC and Grolsch ($26 million) and cash management. We had total cash of $92.5 million at September 26, 2004, compared to $19.4 million at December 28, 2003, mainly due to cash acquired when our joint ventures were consolidated in the first quarter of 2004 (increase of $20.8 million), cash received from Interbrew (increase of $25.8 million) and reduced capital spending (approximately $20 million). We believe that cash flows from operations and cash provided by short–term borrowings, when necessary, will be sufficient to meet our ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments and anticipated capital expenditures. However, our liquidity could be impacted significantly by a decrease in demand for our products, which could arise from competitive circumstances, a decline in the acceptability of alcohol beverages, or any of the other factors we describe in the section entitled "Risk Factors."

We continue to evaluate opportunities to supplement our operating cash flow through potential monetizations of assets. During the second quarter of 2004, CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. As a result, we received a cash payment of approximately £28 million ($50 million at second quarter exchange rates). We are evaluating other such efforts, both in the United States and in the United Kingdom, involving either an outsourcing of services which combines a superior long–run business model for a given activity with an asset monetization, or simply sales of idle assets, such as real estate. Success in accomplishing these types of efforts results in faster reduction of outstanding debt. We also have credit facilities that contain financial and operating covenants, and provide for scheduled repayments, that could impact our liquidity on an ongoing basis.

Operating activities

Net cash provided by operating activities of $304.3 million for the thirty–nine weeks ended September 26, 2004, decreased $24.9 million from the comparable period last year. The decrease in cash provided from operations was primarily attributable to an increase in cash taxes versus the same quarter a year ago when favorable finalization of tax audits resulted in refunds, offset by the reporting of additional cash flows as a result of consolidating certain joint ventures.

Investing activities

During the thirty–nine weeks ended September 26, 2004, net cash used in investing activities was $15.6 million compared to $137.5 million net cash used in the same period last year. This improvement was attributable to reduced capital spending in 2004, the sale of the kegging assets in the United Kingdom, and a pension recovery received in 2004. Also, we presented as an investing activity the inclusion of the opening cash balances of the joint ventures we began consolidating during the first quarter of 2004 as a result of implementing FIN46R (see Note 2).

Financing activities

Net cash used in financing activities was $217.0 million for the thirty–nine weeks ended September 26, 2004, compared to $220.3 million net cash used for the same period last year. The change is mainly the result of increased repayments of debt in 2004, offset by cash received from increased stock option exercises in the first three quarters of 2004. We have also included a new item, "Dividends paid to minority interest holders," in the Financing activities section of our Condensed

Consolidated Statements of Cash Flows. This item represents distributions from our joint ventures consolidated as a result of FIN46R to the minority interest holders in those joint ventures. There is no significant net impact to cash flows as a result of the adoption of FIN46R. However, from a year–over–year comparison standpoint, cash flows from operating activities have been increased and cash flows from financing activities have been decreased as a result of classifying dividends paid to minority interest holders in financing activities.

EFFECTIVE TAX RATE VOLATILITY

We do not provide deferred taxes on all outside basis differences in our acquired UK subsidiaries stock in accordance with SFAS 109 paragraph 31(a). Outside basis differences arise from differences in the US GAAP accounting ("Book") and US tax accounting ("Tax") for investments in foreign subsidiaries. Some examples of significant Book/Tax differences at our acquired UK subsidiaries include pension expense, goodwill amortization, depreciation and gain or loss on sale of assets. Fluctuations in these Book/Tax differences cause our tax rate to be volatile. For example, a UK asset sale in which the tax gain is $10 million more than the Book gain would cause our full–year tax rate for 2004 to increase by 1.3%, assuming pretax income and UK taxes remain unchanged. The impact on the quarterly tax rate from such a sale would be significantly greater in the quarter in which it occurred.

Other factors that could significantly impact our tax rate include permanent reinvestment of earnings, changes in the levels of foreign deferred taxes, unutilized foreign tax credits, and a lack of tax benefits for losses at foreign subsidiaries. In computing our tax rate, we use our best estimate of annual pretax income, but do not include an estimate of future discrete events that may or may not occur during the year.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual cash obligations as of September 26, 2004:

	Payments Due By Period				
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
			(In thousands)		
Long term debt, including current maturities(1)	$ 1,063,977	$ 143,660	$ 28,187	$ 8,404	$ 883,726
Interest payments(2)	416,430	58,120	113,390	112,070	132,850
Derivative payments(2)	507,410	68,450	136,900	136,900	165,160
Retirement plan expenditures(3)	139,554	45,800	19,874	21,167	52,713
Operating leases	140,666	21,681	68,143	50,088	754
Capital leases(4)	7,201	1,278	5,923	—	—
Other long–term obligations(5)	3,336,084	497,133	1,411,034	1,193,014	234,903
Total obligations	$ 5,611,322	$ 836,122	$ 1,783,451	$ 1,521,643	$ 1,470,106

(1)

We have had several significant changes to our debt obligations in 2004: (a) Due to the implementation of FIN46R in the first quarter, we consolidated the RMMC accounts, including approximately $45 million of notes payable. The debt proceeds have been used by RMMC to finance capital improvements. RMMC's debt is secured by its various supply and access agreements with no recourse to CBC or to Ball. (b) At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar–denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. (c) In June 2003, we issued approximately $300 million in commercial paper. At September 26, 2004, we had $119 million outstanding. All of our commercial paper is classified as short–term, as our intent

is to repay this debt in the next twelve months. Subsequent to September 26, 2004, we repaid a $20 million senior credit facility.

(2) The "interest payments" line includes interest on our bonds, commercial paper and other borrowings outstanding at September 26, 2004, excluding the cash flow impacts of any interest rate or cross currency swaps. Current floating interest rates and currency exchange rates are assumed to be constant throughout the periods presented. The "derivative payments" line includes the floating rate payment obligations only, which are paid to counterparties under our interest rate and cross currency swap agreements. Current floating interest rates and currency exchange rates are assumed to be constant throughout the periods presented. We will be receiving a total of $459.7 million in fixed and floating rate payments from our counterparties under the swap arrangements, which offset the payments included in the table. As interest rates increase, floating payments to or receipts from our counterparties will also increase. Net interest payments, including swap receipts and payments, over the periods presented are as follows:

Total	Less than 1 year	1–3 years	4–5 years	After 5 years
$ 464,060	$ 64,340	$ 125,830	$ 124,510	$ 149,380

(3) Represents expected contributions under our defined benefit pension plans in the next twelve months and our benefits payments under retiree medical plans for all periods presented.

(4) Includes a UK sale–leaseback included in a global information services agreement signed with Electronic Data Systems (EDS) late in 2003, effective January 2004, and totaling $6.9 million at September 26, 2004. The new EDS contract includes services to our Americas and Europe operations and our corporate offices and, unless extended, will expire in 2010.

(5) Approximately $1.7 billion of the total other long–term obligations relate to long–term supply contracts with third parties to purchase raw material and energy used in production, including our contract with Graphic Packaging Corporation, a related party, dated March 25, 2003. Approximately $1.1 billion relates to commitments associated with Tradeteam in the United Kingdom. The remaining amounts relate to sales and marketing, information technology services, open purchase orders and other commitments.

Other commercial commitments:

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1–3 years	4–5 years	After 5 years
			(In thousands)		
Standby letters of credit	$ 12,084	$ 12,084	$ —	$ —	$ —

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains "forward–looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. From time to time, we may also provide oral or written forward–looking statements in other materials we release to the public. Forward–looking statements give our current expectations or forecasts of future events. You can identify these statements by forward–looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "outlook," "trends," "future benefits," "strategies," "goals" and similar words. In addition, statements that we make in this report that are not statements of historical fact may also be forward–looking statements.

In particular, statements that we make under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Outlook for 2004" including, but not limited to, statements relating to our overall volume trends, consumer preferences, pricing trends and industry forces, cost reduction strategies and anticipated results, our expectations for funding our 2004 capital expenditures and operations, debt service capabilities, shipment levels and profitability, market share and the sufficiency of capital to meet working capital, and our strategies, are forward–looking statements.

Forward–looking statements are not guarantees of our future performance and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward–looking statements. In particular, our future results could be affected by the substantial amount of indebtedness remaining from financing the acquisition of the CBL business in the United Kingdom, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn in our business and place us at a competitive disadvantage relative to less leveraged competitors. You should not place undue reliance on forward–looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We do not undertake to publicly update forward–looking statements, whether as a result of new information, future events or otherwise. You should be aware that the factors we discuss in "Risk Factors" and elsewhere in this report could cause our actual results to differ from any forward–looking statements.

RISK FACTORS

These and other risks and uncertainties affecting us are discussed in greater detail in our other filings with the Securities and Exchange Commission, including our December 28, 2003, report on Form 10–K. You should consider carefully the following factors and the other information contained within this document. The most important factors that could influence the achievement of our goals and could cause actual results to differ materially from those expressed in the forward–looking statements, include, but are not limited to, the following:

- Government regulatory authorities specific to the alcohol beverage industry in the markets in which we operate may adopt regulations that could increase our costs or our liabilities or could limit our business activities.
- Litigation directed at the alcohol beverage industry may adversely affect our sales volumes and our business.
- We have indebtedness that is substantial in relation to our stockholders' equity.
- We are subject to fluctuations in foreign exchange rates, most significantly the British pound and the Canadian dollar.
- We are and will continue to be subject to various contingent liabilities and cannot predict with certainty that our reserves for those liabilities will be sufficient.
- We will be subject to the normal risks associated with investing and carrying on business in various countries.
- Our primary production facilities in the United States and in England are each located at a single site, so we could be more vulnerable than our competitors to transportation disruptions, fuel price increases and natural disasters.
- We rely on a small number of suppliers to obtain the packaging and raw materials we need to operate our business. The inability of any of these suppliers to meet our requirements without sufficient time to develop an alternative source could have a material, adverse effect on our business.

- Any significant shift in consumer packaging preferences in the beer industry could disproportionately increase our costs and could limit our ability to meet consumer demand.

- Our success depends largely on the success of two primary products, Coors Light in the United States and Canada, and Carling™ in the United Kingdom; the failure or weakening of either could materially adversely affect our financial results.

- If our primary information technology service providers were unable to fulfill their obligations per our contract, we could experience significant disruption in our business.

- The recently announced business combination with Molson Inc. may not receive all the required approvals, may not be consummated on the currently described terms, if at all.

- If the business combination with Molson is consummated, the expected benefits, savings and synergies may not be realized, or may not be realized within the currently described timeframes, and the businesses of the Company and Molson may not be successfully integrated.

- Increased price discounting in our major markets could reduce profits.

Risks specific to the Americas Segment

- We are significantly smaller than our two primary competitors in the United States, and consequently may be more vulnerable to cost and price fluctuations.

- We are highly dependent on independent distributors in the United States and its territories to sell our products, with no assurance that these distributors will effectively sell our products.

- We cannot predict with certainty our eventual aggregate cost for our environmental and related matters in which we are currently involved.

Risks specific to the Europe Segment

- Consolidation of pubs and growth in the size of pub chains in the United Kingdom could result in less ability to achieve desired pricing.

- Due to a high concentration of unionized workers in the United Kingdom, any action such as labor strikes, work stoppages or other employee–related issues could have a significant effect.

- We depend exclusively on one logistics provider, Tradeteam, in England, Wales and Scotland for distribution of our CBL products. Any inability or difficulty of Tradeteam to continue distribution of our products without sufficient time to locate a suitable replacement could disrupt our business resulting in a material, negative impact on our operations.

The foregoing list of important factors is not all–inclusive.

OUTLOOK FOR 2004

Americas

In the United States, we will be lapping significant volume declines and additional costs of approximately $8 million related to our supply–chain disruptions in the fourth quarter of 2003. Our new systems are now running smoothly, so we do not expect these issues to repeat in the fourth quarter of this year.

Fourth quarter volume comparisons should be less challenging this year as we lap the 2.7% volume decline from the fourth quarter of 2003. This prior year decline was driven in part by our supply–chain challenges and consumer interest in low–carb beers, which was gaining momentum late last year. Key indicators now point toward a flattening of the low–carb trend. We expect the domestic pricing environment to remain positive in the fourth quarter, as well.

Our costs for the year will be negatively impacted by higher transportation and packaging material costs (aluminum, glass and mix shift to bottles), as well as higher labor–related and health–care costs. We expect our fourth quarter marketing, general and administrative costs to be comparable to the third quarter.

Europe

We believe volume trends will improve in the fourth quarter because comparisons will be easier than in the third quarter. Meanwhile, we believe that factored brand sales will continue to have a modest negative impact on year–over–year profits.

We foresee higher spending on marketing and overheads—including higher costs related to information systems and servicing on–trade growth—and the UK roll–out of Coors Fine Light Beer.

We plan to book a one–time pretax gain of approximately $7 million in the fourth quarter from the sale of our Cape Hill brewery property.

Finally, if foreign exchange rates remain at today's levels, we anticipate less currency benefit to our UK financial results in the fourth quarter.

Pub Dispense Equipment Outsourcing Agreement

CBL entered into an agreement with two other UK brewers, Scottish Courage Ltd. and Carlsberg UK Ltd., in August 2004, to create a joint venture to outsource the management and servicing of the three brewers' on–trade dispense equipment. The venture, called Serviced Dispense Equipment Ltd. (SDE) would contract with a separate business, Innserve Ltd., to perform day–to–day technical services, including on–trade cellar services, maintenance and installation of fonts, lines, coolers and other equipment used to dispense on–trade beverages. The agreement was subject to the approval of the Office of Fair Trading (OFT). While the OFT previously approved the agreement between Scottish Courage Ltd. and Carlsberg UK Ltd., the addition of CBL to the venture prompted the OFT to refer the case to the UK Competition Commission. The UK Competition Commission is expected to report by March 15, 2005. This event presents enough uncertainty regarding the eventual closing of the sale that our on–trade dispense equipment assets have not been reclassified as held for sale as of September 26, 2004 and an expected $22 million loss on sale of the assets will not be recorded unless the UK Competition Commission approval is obtained.

Corporate

Molson Coors Merger

We announced in July our agreement to merge with Molson Inc. in order to broaden and strengthen our business on a global basis. The combination of these two brewing organizations will create a stronger, more diversified company that, as the fifth largest brewer in the world, will have the organizational scale and financial strength to compete more effectively in the consolidating global beer industry. The proposed merger has been cleared by the US Federal Trade Commission and the Canadian anti–trust authorities, but it is still subject to approval by shareholders of both companies, the Supreme Court of Quebec, appropriate regulators and other authorities, as well as other contractual closing conditions. On November 4, 2004, Molson and Coors agreed to include a special dividend to Molson shareholders as part of the merger transaction. The special dividend of C$ 3.26 per share will be payable as part of the plan of arrangement. Pentland Securities (1981) Inc., a company controlled by Eric H. Molson, has agreed to forego any participation in the special dividend. Coors will be the accounting and legal acquirer in the transaction.

Liquidity

We are on track to achieve debt reduction in excess of $300 million in 2004. We also currently estimate capital spending in the range of $220 to $235 million for the year.

Income Taxes

We anticipate that our 2004 effective tax rate will be in the range of 31% to 32%. Future events—including asset monetizations—could alter our tax–rate outlook for 2004 and later years.

On October 22, 2004, a new tax law was enacted in the United States and some of the provisions in this law will be effective for 2004. We are in the process of evaluating the impact of this law on our operations.

Earnings Per Share

Basic and diluted shares outstanding continue to trend higher so far this year due to the combination of new issuances of options, option exercises and a higher stock price, which in turn negatively impact earnings per share compared with prior periods.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to fluctuations in interest rates, foreign currencies and the prices of production and packaging materials. We have established policies and procedures to govern the strategic management of these exposures through a variety of financial instruments. By policy, we do not enter into any contracts for the purpose of trading or speculation.

Our objective in managing our exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of our earnings and cash flows affected by potential changes in underlying rates and prices. To achieve this objective, we enter into foreign currency forward contracts, commodity swaps, interest rate swaps and cross currency swaps, the values of which change in the opposite direction of the anticipated cash flows. Our primary foreign currency exposures are British pound sterling (GBP), Canadian dollar (CAD) and Japanese yen (YEN).

Derivatives are either exchange–traded instruments, or over–the–counter agreements entered into with highly rated financial institutions. No losses on over–the–counter agreements due to counterparty credit issues are anticipated. All over–the–counter agreements are entered into with counterparties rated no lower than A (S&P) or A2 (Moody's). In some instances, our counterparties and we have reciprocal collateralization agreements regarding fair value positions in excess of certain thresholds. These agreements call for the posting of collateral in the form of cash, treasury securities or letters of credit if a fair value loss position to our counterparties or us exceeds a certain amount. At September 26, 2004, no collateral was posted by our counterparties or us.

At September 26, 2004, we were a party to certain cross currency swaps totaling 530 million GBP (approximately $774 million at original prevailing foreign currency exchange rates). The swaps included an initial exchange of principal on May 7, 2002, and will require final principal exchange 10 years later. The swaps also call for an exchange of fixed GBP interest payments for fixed US dollar interest receipts. At the initial principal exchange, we paid US dollars to a counterparty and received GBP. Upon final exchange, we will provide GBP to the counterparty and receive US dollars. The cross currency swaps have been designated as cash flow hedges of the changes in value of the future GBP interest and principal receipts that results from changes in the US dollar to GBP exchange rates on an intercompany loan between two of our subsidiaries.

At September 26, 2004, we were a party to interest rate swap agreements related to our 6 $^{3}/_{8}$% fixed rate debt. The interest rate swaps convert $201.2 million notional amount from fixed rates to floating rates and mature in 2012. We will receive fixed US dollar interest payments semi–annually at a rate of 6$^{3}/_{8}$% per annum and pay a rate to our counterparty based on a credit spread, plus the six–month LIBOR rate, thereby exchanging a fixed interest obligation for a floating rate obligation. There was no exchange of principal at the inception of the swaps. We designated the interest rate swaps as fair value hedges of the changes in the fair value of $201.2 million fixed–rate debt attributable to changes in the LIBOR swap rates.

We monitor foreign exchange risk, interest rate risk and related derivatives using two techniques: sensitivity analysis and Value–at–Risk. Our market–sensitive derivative and other financial instruments, as defined by the Securities and Exchange Commission (SEC), are foreign currency forward contracts, commodity swaps, interest rate swaps, and cross currency swaps.

We use Value–at–Risk to monitor the foreign exchange and interest rate risk of our cross–currency swaps. The Value–at–Risk provides an estimate of the level of a one–day loss that may be equaled or exceeded due to changes in the fair value of these foreign exchange rate and interest rate–sensitive financial instruments. The type of Value–at–Risk model used to estimate the maximum potential one–day loss in the fair value is a variance/covariance method. The Value–at–Risk model assumes normal market conditions and a 95% confidence level. There are various modeling techniques that can be used to compute value at risk. The computations used to derive our values take into account various correlations between currency rates and interest rates. The correlations have been determined by observing foreign exchange currency market changes and interest rate changes over the most recent one–year period. We have excluded anticipated transactions, firm commitments, cash balances, and accounts receivable and payable denominated in foreign currencies from the Value–at–Risk calculation, some of which these instruments are intended to hedge.

The Value–at–Risk calculation is a statistical measure of risk exposure based on probabilities and is not intended to represent actual losses in fair value that we may incur. The calculated Value–at–Risk result does not represent the full extent of the possible loss that may occur. It attempts to represent the most likely measure of potential loss that may be experienced 95 times out of 100 due to adverse market events that may occur. Actual future gains and losses will differ from those estimated by Value–at–Risk because of changes or differences in market rates and interrelationships, hedging instruments, hedge percentages, timing and other factors.

The estimated maximum one–day loss in fair value on our cross–currency swaps, derived using the Value–at–Risk model, was $9.8 million and $5.9 million at September 26, 2004, and December 28, 2003, respectively. Such a hypothetical loss in fair value is a combination of the foreign exchange and interest rate components of the cross currency swap. Value changes due to the foreign exchange component would be offset completely by increases in the value of our inter–company loan, the underlying transaction being hedged. The hypothetical loss in fair value attributable to the interest rate component would be deferred until termination or maturity.

Details of all other market–sensitive derivative and other financial instruments, including their fair values, are included in the table below. These instruments include foreign currencies, commodity swaps, interest rate swaps and cross–currency swaps.

	Notional principal amounts (USD)	Fair Value Positive (Negative)	Maturity
		(In thousands)	
September 26, 2004			
Foreign currency management			
Forwards	$ 28,853	$ (924)	10/04–12/05
Cross currency swap	773,800	(138,141)	5/12
Commodity pricing management			
Swaps	67,134	12,030	2/05–2/06
Interest rate pricing management			
Interest rate swaps	201,200	11,889	5/12
Total		$ (115,146)	
December 28, 2003			
Foreign currency management			
Forwards	$ 44,048	$ (1,382)	1/04–12/05
Cross currency swap	773,800	(138,684)	5/12
Commodity pricing management			
Swaps	92,468	9,638	2/04–2/06
Interest rate pricing management			
Interest rate swap	76,200	6,904	5/12
Total		$ (123,524)	

Maturities of derivative financial instruments held on September 26, 2004, are as follows (in thousands):

2004	2005	2006 and thereafter	Total
$ (328)	$ 10,364	$ (125,182)	$ (115,146)

A sensitivity analysis has been prepared to estimate our exposure to market risk of interest rates, foreign exchange rates and commodity prices. The sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the applicable market interest rates, foreign exchange rates and commodity prices. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecast with reliable accuracy. Therefore, actual changes in fair values could differ significantly from the results presented in the table below.

The following table presents the results of the sensitivity analysis of our derivative and debt portfolio:

	As of	
	September 26, 2004	December 28, 2003
	(In millions)	
Estimated Fair Value Volatility		
Foreign currency risk:		
Forwards, swaps	$ (3.3)	$ (5.0)
Interest rate risk:		
Debt, swaps	$ (31.0)	$ (32.4)
Commodity price risk:		
Swaps	$ (7.9)	$ (10.2)

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of September 26, 2004, and, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Changes in internal control over financial reporting

There were no changes in internal controls in the third quarter that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting. We are well into the process of identifying and testing controls that will form the basis for management's evaluation of our internal control over financial reporting for the year ending December 26, 2004. Although this process is not complete, management is continuing to evaluate the company's internal controls for gaps and potential deficiencies.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in certain disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these matters, including the advertising practices case described below, could arise that may harm our business.

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

ITEM 6. EXHIBITS

The following are filed as a part of this Report on Form 10-Q:

2.1 Combination Agreement dated July 21, 2004, between Adolph Coors Company ("Coors"), Coors Canada Inc. ("Exchangeco") and Molson Inc. ("Molson"), together with the following exhibits: (incorporated by reference to Form 8-K filed August 3, 2004)

Exhibit A:	Form of Molson Resolution
Exhibit B:	Form of Plan of Arrangement
Exhibit C:	Form of Class A Coors Voting Trust Agreement
Exhibit D:	Form of Exchangeable Share Support Agreement
Exhibit E:	Form of Voting and Exchange Trust Agreement
Exhibit F:	Form of Holding Company Participation Agreement
Exhibit G:	Form of Restated Certificate of Incorporation
Exhibit H:	Form of Amended and Restated Bylaws
Exhibit I:	Molson Coors Board of Directors
Exhibit J:	Molson Coors Officers
Exhibit L:	Terms of Registration Right

31.1 Section 302 Certification of Chief Executive Officer.

31.2 Section 302 Certification of Chief Financial Officer.

32 Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

99.1 Voting Agreement dated as of July 21, 2004, among Coors, Adolph Coors, Jr. Trust dated September 12, 1969, and Pentland Securities (1981) Inc. (incorporated by reference to Form 8-K filed August 3, 2004)

99.2 Voting Agreement dated as of July 21, 2004, among Molson, Adolph Coors, Jr. Trust dated September 12, 1969, Keystone Financing LLC, Peter H. Coors and Pentland Securities (1981) Inc. (incorporated by reference to Form 8-K filed August 3, 2004)

ADOLPH COORS COMPANY

By: /s/ RONALD A. TRYGGESTAD

Ronald A. Tryggestad
Vice President and Controller
(Chief Accounting Officer)
November 5, 2004

EXHIBIT INDEX

Exhibit Number	Document Description
2.1	Combination Agreement dated July 21, 2004, between Adolph Coors Company ("Coors"), Coors Canada Inc. ("Exchangeco") and Molson Inc. ("Molson"), together with the following exhibits: (incorporated by reference to Form 8–K filed August 3, 2004) Exhibit A: Form of Molson Resolution Exhibit B: Form of Plan of Arrangement Exhibit C: Form of Class A Coors Voting Trust Agreement Exhibit D: Form of Exchangeable Share Support Agreement Exhibit E: Form of Voting and Exchange Trust Agreement Exhibit F: Form of Holding Company Participation Agreement Exhibit G: Form of Restated Certificate of Incorporation Exhibit H: Form of Amended and Restated Bylaws Exhibit I: Molson Coors Board of Directors Exhibit J: Molson Coors Officers Exhibit L: Terms of Registration Right
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (18 U.S.C. Section 1350).
99.1	Voting Agreement dated as of July 21, 2004, among Coors, Adolph Coors, Jr. Trust dated September 12, 1969, and Pentland Securities (1981) Inc. (incorporated by reference to Form 8–K filed August 3, 2004)
99.2	Voting Agreement dated as of July 21, 2004, among Molson, Adolph Coors, Jr. Trust dated September 12, 1969, Keystone Financing LLC, Peter H. Coors and Pentland Securities (1981) Inc. (incorporated by reference to Form 8–K filed August 3, 2004)

COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271

EX-31.1

EX-31.1
10-Q Filed on 11/05/2004 - Period: 09/26/2004
File Number 001-14829



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EXHIBIT 31.1

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, W. Leo Kiely III, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Adolph Coors Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's third quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ W. LEO KIELY III

W. Leo Kiely III
Chief Executive Officer
November 5, 2004

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SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-31.2

EX-31.2
10-Q Filed on 11/05/2004 - Period: 09/26/2004
File Number 001-14829



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EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Timothy V. Wolf, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Adolph Coors Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's third quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY V. WOLF

Timothy V. Wolf
Chief Financial Officer
November 5, 2004

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SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-32

EX-32
10-Q Filed on 11/05/2004 - Period: 09/26/2004
File Number 001-14829



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EXHIBIT 32

**WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
FURNISHED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)
AND FOR THE PURPOSE OF COMPLYING WITH RULE 13a-14(b)
OF THE SECURITIES EXCHANGE ACT OF 1934.**

The undersigned, the Chief Executive Officer and the Chief Financial Officer of Adolph Coors Company (the "Company") respectively, each hereby certifies that to his knowledge on the date hereof:

(a) the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 26, 2004 filed on the date hereof with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. LEO KIELY III

W. Leo Kiely III
Chief Executive Officer
November 5, 2004

/s/ TIMOTHY V. WOLF

Timothy V. Wolf
Chief Financial Officer
November 5, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES–OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350) AND FOR THE PURPOSE OF COMPLYING WITH RULE 13a–14(b) OF THE SECURITIES EXCHANGE ACT OF 1934.



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

EX-99.1
8-K Filed on 07/22/2004 - Period: 07/22/2004
File Number 001-14829



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Exhibit 99.1

CONTACT: *News Media*
Aimee Valdez
(303) 277-6472

Investor Relations
Dave Dunnewald (303) 279-6565
Kevin Caulfield (303) 277-6894

FOR IMMEDIATE RELEASE
7/22/2004

COORS REPORTS 2004 SECOND QUARTER RESULTS

GOLDEN, Colo.—Adolph Coors Company (NYSE—RKY) today announced higher consolidated net sales and operating income for the second quarter of 2004, compared to the second quarter of 2003. The company reported lower net income and earnings per share for the second quarter of 2004, driven primarily by overlapping a temporary reduction a year ago in the company's effective tax rate.

For the 13-week quarter ended June 27, 2004, the company achieved consolidated net sales of $1.15 billion, a 4.6 percent increase from second quarter 2003. Second quarter 2004 sales volume totaled 8,820,000 U.S. barrels, or 10,350,000 hectoliters (HLs), a 3.4 percent decrease from 2003. Second quarter operating income was $125.6 million, up 6.9 percent from the same period a year ago. Consolidated second quarter 2004 net income was $72.0 million, down 5.6 percent from second quarter 2003, and earnings per share were $1.90, down 9.1 percent from the prior year.

Leo Kiely, CBC president and chief executive officer, said, "Overall, second quarter results for Coors Brewing Company showed improving trends in several key areas of the business, but a few, largely temporary, factors negatively impacted our overall results. Improved pricing in our major markets, solid margin and profit growth in the U.K., continued strong performance of our Coors Light business in Canada, and favorable foreign exchange rates drove higher operating income in the quarter. These positive factors were partially offset by the negative impacts of U.S. distributor inventory dynamics and higher logistics-related costs in our Americas business. In the Americas, while our sales to retail declined slightly, our sales to wholesalers declined 5.2 percent due to a significant year-over-year shift in distributor inventory patterns. In addition, our consolidated earnings per share were negatively impacted by a higher tax rate this year versus a one-time reduction in our effective tax rate last year, as well as higher diluted shares outstanding this year.

"While U.S. retail volume declined slightly, the challenges were focused in select markets—particularly in Pennsylvania and Texas—where we face unique local issues. Sales to retail grew during the quarter in five of our largest seven states, including California and New Jersey, where trends rebounded from declines early in the year. In addition, we're pleased with the performance of recent U.S. product introductions, including our Aspen Edge low-carbohydrate lager. Now that Aspen Edge and its advertising support have been rolled out nationally, this great-tasting beer has been gaining volume. Additionally, our high-margin Zima XXX brand has returned to double-digit percentage sales-to-retail growth since the introduction of new flavors earlier in the year.

"In our Europe segment, volume growth in the second quarter was challenged by the lapping of heavy off-trade price discounting last year, along with a retailer inventory load-in during the first quarter this year ahead of a U.K excise tax increase. Nevertheless, we grew volume during the quarter, lead by high-single-digit growth by Carling, the number-one selling U.K. beer brand. We were also pleased with strong margin growth in both the on- and off-trade channels in the U.K."

In the first half of 2004, Coors made debt payments totaling about $168 million. In the two and a half years since the CBL acquisition, Coors has made $648 million of debt principal repayments, as of the end of the second quarter, equal to nearly 40 percent of the original acquisition debt.

Americas Segment Results

Americas segment net sales decreased 1.8 percent compared to the second quarter 2003. Americas distributor sales to retail declined about 0.4 percent. Second quarter 2004 sales volume totaled 6,085,000 U.S. barrels (7,141,000 HLs), a 5.2 percent decrease from 2003. Americas segment pretax earnings were $90.8 million, up 0.6 percent from the second quarter 2003. Americas segment second quarter 2004 pretax earnings include approximately $4.3 million of minority owners' income attributable to the company's U.S. container joint ventures.

The company's business in Canada achieved pretax earnings of $15.0 million in the second quarter 2004, up 26.3 percent from 2003, driven by mid-single-digit volume growth, increased beer pricing and a 2.6 percent appreciation in the Canadian dollar versus the U.S. dollar.

Europe Segment Results

In the second quarter 2004, Europe segment net sales increased 15.4 percent from the second quarter of 2003 to $471.3 million. Second quarter 2004 sales volume of owned and licensed beverage brands totaled 2,735,000 U.S. barrels (3,209,400 HLs), up 0.8 percent from a year ago. Europe segment pretax earnings were $51.2 million, up 22.2 percent from the second quarter 2003, boosted in part by an 11.6 percent appreciation of the British Pound versus the U.S. dollar.

This year, Coors began consolidating its U.S. container joint ventures and its U.K. venture with Grolsch under a new U.S. accounting standard, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." In the second quarter, adoption of the new accounting standard increased consolidated net income by $0.7 million and diluted earnings per share by $0.02. In addition, the implementation of the new accounting standard:

- resulted in $5.4 million in minority interest—the minority owners' share of joint venture income now consolidated and included in Coors' operating results;
- decreased Americas segment cost of goods sold by $4.6 million;
- reduced Europe segment cost of goods sold by $8.7 million and increased Europe segment marketing, general and administrative expenses by $6.7 million; and
- increased corporate interest expense by $0.7 million.

Adolph Coors Company will conduct a conference call with financial analysts and investors at noon Eastern Time today to discuss the company's second quarter financial results. A live webcast of the conference call will be accessible via the company's website, www.coors.com, in the "Invest In Us" area of the site. An online replay of the conference call webcast will be available following the live webcast until 11:59 p.m. Eastern Time on August 22, 2004.

###

(Summary of Operations Attached)

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws, commonly identified by such terms as "looking ahead," "anticipates," "estimates" and other terms with similar meaning. It also includes financial information, of which, as of the date of this press release, the Company's independent auditors have not completed their review. Subsequent events may occur or additional information may arise that could have an effect on the final quarterly financial information. Although the Company believes that the assumptions upon which the financial information and its forward-looking statements are based are reasonable, it can give no assurance that these assumptions will prove to be correct. Important factors that could cause actual results to differ materially from the Company's projections and expectations are disclosed in the Company's filings with the Securities and Exchange Commission. These factors include, among others, changes in consumer preferences and product trends, price discounting by major competitors, unanticipated expenses, and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. We do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS—CONSOLIDATED
2nd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands, except per share data)			
Barrels of beer and other beverages sold	8,820	9,132	15,860	16,050
Sales—domestic and international	$ **1,550,325**	$ **1,469,371**	$ **2,785,013**	$ **2,570,226**
Beer excise taxes	(399,631)	(368,995)	(710,808)	(641,709)
Net sales	**1,150,694**	**1,100,376**	**2,074,205**	**1,928,517**
Costs and expenses:				
Cost of goods sold	(703,024)	(683,087)	(1,314,768)	(1,242,561)
Gross profit	**447,670**	**417,289**	**759,437**	**685,956**
Marketing, general and administrative	(322,062)	(299,812)	(605,839)	(554,122)
Operating income	**125,608**	**117,477**	**153,598**	**131,834**
Other (expense) income—net	1,353	2,908	(20)	6,292
Interest expense—net	(13,025)	(17,491)	(28,563)	(33,972)
Income before income taxes	**113,936**	**102,894**	**125,015**	**104,154**
Income tax expense	(36,495)	(26,552)	(40,228)	(27,006)
Income before minority interest	**77,441**	**76,342**	**84,787**	**77,148**
Minority interest(1)	(5,405)	—	(7,911)	—
Net income	$ **72,036**	$ **76,342**	$ **76,876**	$ **77,148**
Net income per share (basic)	$ **1.94**	$ **2.10**	$ **2.08**	$ **2.12**
Net income per share (diluted)	$ **1.90**	$ **2.09**	$ **2.05**	$ **2.11**
Weighted average number of shares o/s (basic)	37,160	36,319	36,911	36,318
Weighted average number of shares o/s (diluted)	37,862	36,524	37,568	36,541
Cash dividends declared per share	$ **0.205**	$ **0.205**	$ **0.410**	$ **0.410**

(1) Minority interest is the minority owners' share of income generated in 2004 by the Rocky Mountain Bottle Company (RMBC), Rocky Mountain Metal Container (RMMC), and Grolsch NV (Grolsch) joint ventures.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS—AMERICAS
2nd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands)			
Barrels of beer and other beverages sold	6,085	6,419	10,981	11,324
Sales—domestic and international	**$ 790,148**	**$ 808,164**	**$ 1,418,462**	**$ 1,423,689**
Beer excise taxes	(110,763)	(116,131)	(199,284)	(204,900)
Net sales	**679,385**	**692,033**	**1,219,178**	**1,218,789**
Costs and expenses:				
Cost of goods sold	(389,937)	(401,512)	(724,422)	(739,102)
Gross profit	**289,448**	**290,521**	**494,756**	**479,687**
Marketing, general and administrative	(199,791)	(201,106)	(374,820)	(366,245)
Operating income	**89,657**	**89,415**	**119,936**	**113,442**
Other income—net	1,093	795	2,337	3,457
Interest expense—net	—	—	—	—
Earnings before income taxes(1)	**$ 90,750**	**$ 90,210**	**$ 122,273**	**$ 116,899**

(1) Earnings before income taxes in 2004 includes $4,276 and $6,677 for the thirteen and twenty-six weeks ended June 27, 2004, respectively, and represents the minority owners' share of income attributable to the RMBC and RMMC joint ventures.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS—EUROPE
2nd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands)			
Barrels of beer and other beverages sold	2,735	2,713	4,879	4,726
Sales—domestic and international	$ 760,177	$ 661,207	$ 1,366,551	$ 1,146,537
Beer excise taxes	(288,868)	(252,864)	(511,524)	(436,809)
Net sales	471,309	408,343	855,027	709,728
Costs and expenses:				
Cost of goods sold	(313,087)	(281,575)	(590,346)	(503,459)
Gross profit	158,222	126,768	264,681	206,269
Marketing, general and administrative	(111,325)	(91,472)	(213,344)	(175,417)
Operating income	46,897	35,296	51,337	30,852
Other (expense) income—net	466	2,203	(2,048)	3,008
Interest income—net	3,843	4,388	8,071	8,753
Earnings before income taxes(1)	$ 51,206	$ 41,887	$ 57,360	$ 42,613

(1) Earnings before income taxes in 2004 includes $1,477 and $2,022 for the thirteen and twenty-six weeks ended June 27, 2004, respectively, and represents the minority owner's share of income attributable to the Grolsch joint venture.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS—CORPORATE
2nd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Twenty–six Weeks Ended	
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
	(In thousands)			
Barrels of beer and other beverages sold	—	—	—	—
Sales—domestic and international	$ —	$ —	$ —	$ —
Beer excise taxes	—	—	—	—
Net sales	—	—	—	—
Costs and expenses:				
Cost of goods sold	—	—	—	—
Gross profit	—	—	—	—
Marketing, general and administrative	(10,946)	(7,234)	(17,675)	(12,460)
Operating loss	**(10,946)**	**(7,234)**	**(17,675)**	**(12,460)**
Other expense—net	(206)	(90)	(309)	(173)
Interest expense—net	(16,868)	(21,879)	(36,634)	(42,725)
Loss before income taxes(1)	**$ (28,020)**	**$ (29,203)**	**$ (54,618)**	**$ (55,358)**

(1) Loss before income taxes in 2004 includes $348 and $788 for the thirteen and twenty–six weeks ended June 27, 2004 and represents the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

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COORS REPORTS 2004 SECOND QUARTER RESULTS



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

EX-99.1
8-K Filed on 07/22/2004 - Period: 07/22/2004
File Number 001-14829



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Exhibit 99.1





Molson and Coors Announce Merger of Equals to Create World's Fifth Largest Brewer

$6 billion company will have operating scale and financial strength to be major player in the consolidating global brewing industry

Molson Coors Brewing Company will have established leading brands in key world markets, including the United States, Canada, the United Kingdom and Brazil

Combination is expected to deliver substantial value to shareholders; approximately US$175 million in synergies identified

MONTREAL, Canada and GOLDEN, Colorado, July 22, 2004—Adolph Coors Company (NYSE: RKY) and Molson, Inc. (TSX: MOL.A) today announced a definitive agreement to combine in a merger of equals that will create a new company with the operating scale and balance sheet strength to take a leading role in the consolidating global brewing industry.

With combined beer sales of 60 million hectoliters (51 million U.S. barrels), Molson Coors Brewing Company will be the world's fifth largest brewing company by volume, with pro–forma combined net sales of US$6.0 billion, EBITDA of US$1.0 billion and free cash flow of US$707 million for the twelve month period ended March 31, 2004. In addition, the combination is expected to generate approximately US$175 million in annualized synergies by 2007, with half of these benefits achieved within 18 months following completion of the merger. The transaction is expected to be earnings accretive(1) to the shareholders of both companies within the first full year of combined operations.

(1) Excluding purchase accounting adjustments and one time charges

The transaction brings together Coors, founded in 1873, and the third–largest brewer in the U.S. with an 11 percent market share, and the second–largest brewer in the U.K. with a market share of 21 percent, with Molson, North America's oldest beer company, founded in 1786 and Canada's leading brewer with a 43 percent market share, and the third–largest brewer in Brazil, where it has an 11 percent market share.

"This transaction allows us to create a stronger company in a consolidating global industry while preserving Molson's rich heritage as North America's oldest beer company and Canada's leading brewer," said Eric H. Molson, chairman of Molson. "We are extremely pleased to be combining with Coors, one of the world's most respected brewers, in such a strategically compelling merger. We look forward to working together to realize the full potential of the new company."

Peter H. Coors, chairman of Coors, said: "I am very proud to see the company started by my great–grandfather more than 130 years ago combine with a company of Molson's caliber and heritage. This historic transaction combines 350 years of brewing excellence and will create a dynamic and competitive organization able to deliver long–term value to shareholders while continuing to be an important contributor to the communities in which we operate."

The combined company will have a well–established beverage portfolio that includes Coors Light, (the #7 beer brand worldwide), Molson Canadian (the #1 brand in Canada) and Carling (the #1 brand in the U.K.). In addition, Coors Original, Keystone, Aspen Edge, Zima XXX, Worthington's, Molson Ultra, Export, Molson Dry, Rickard's and Kaiser will be important brands in the portfolio. Additionally, the companies have, in various geographies, distribution and/or licensing agreements with other leading international brewers, including Heineken, Grupo Modelo, Grolsch, FEMSA, Foster's and SABMiller.

Management Structure and Board Composition

Molson Coors Brewing Company will draw on a talented group of leaders from both companies. Eric H. Molson will serve as chairman of the Board of the combined company. W. Leo Kiely III, currently chief executive officer of Coors, will be chief executive officer. Daniel J. O'Neill, currently chief executive officer of Molson, will be vice chairman, synergies and integration. Timothy V. Wolf, currently chief financial officer of Coors, will serve as chief financial officer of the combined company.

Leo Kiely, chief executive officer of Coors, stated, "Together, Molson and Coors will become the world's fifth largest brewer, with the market and financial strength necessary to drive organic growth and compete more effectively in today's increasingly challenging global market. With EBITDA of US$1.0 billion before synergies, Molson Coors Brewing Company will have the financial flexibility to increase investment behind key brands while delivering value to shareholders. We also expect the geographic footprint of the combined company will facilitate increased operational and financial efficiency."

Molson Coors Brewing Company will have a 15–member Board of Directors, most of whom will be drawn from the existing Boards of both companies. It will be composed of five members nominated by Molson family Board members, five members nominated by Coors family Board members and three directors elected by the company's non–voting shareholders. Leo Kiely and Daniel J. O'Neill will also be directors. Nine members of the company's Board of Directors will be independent of management and the controlling shareholders.

The company will have executive headquarters in Denver, Colorado, and Montreal, Quebec. The company's operations in Canada will be managed from Toronto, Ontario; operations in the U.S. from Golden, Colorado; operations in the U.K. from Burton–on–Trent, England; and operations in Brazil from São Paulo, Brazil.

Synergies and Cost Savings

The companies intend to establish an Office of Synergies and Integration to facilitate the development and implementation of plans to achieve the expected benefits of the transaction. The Office will be responsible for the realization of cost savings and other synergies, including the alignment of related capital expenditures, by applying best practices and global benchmarking. The Office will be chaired by Daniel J. O'Neill and will also include Eric Molson and Leo Kiely.

"In my new role, my responsibility will be to deliver the identified synergies, unlock additional opportunities and lead the teams that have the most past experience in making this happen. The merger represents a transaction that will be difficult to match given the large value of synergies and the ability to reinvest additional synergies above the US$175 million to drive top–line sales growth," said Daniel J. O'Neill, president and chief executive officer of Molson Inc. "In addition, a merger with Coors allows our Canadian unit to secure the rights to sell and distribute the Coors Light brand, which might not be the case in an alternative transaction."

The combined company expects to achieve annualized synergies of approximately US$175 million by 2007. The principal sources of these synergies include the optimization of brewery networks, increased procurement efficiencies, streamlined organizational design, consolidated administrative functions and greater tax efficiencies. The companies expect to identify additional synergy opportunities between now and closing. These synergies are in addition to cost saving initiatives already underway at both companies.

Summary of the Transaction

The transaction will be structured pursuant to a Plan of Arrangement under which each share of Molson held by a Canadian resident will be exchanged, at the election of the holder, for exchangeable

shares in a Canadian subsidiary of Molson Coors and/or shares of Molson Coors. Molson shares held by nonresidents of Canada will be exchanged for Molson Coors stock. The transaction is structured to be tax deferred to all U.S. holders of Coors, tax deferred to Canadian resident Molson shareholders who properly elect to receive exchangeable shares, and taxable to U.S. holders of Molson shares and those Canadian resident Molson shareholders who choose to convert to Molson Coors stock.

Under the proposed Plan of Arrangement, each Molson Class B voting share will convert into shares having the right to exchange for 0.126 voting share and 0.234 non–voting share of Molson Coors and each Molson Class A non–voting share will convert into shares that have the right to exchange for 0.360 non–voting share of Molson Coors.

Both Boards of Directors have received fairness opinions from their financial advisors. The proposed merger, which is subject to approvals by the shareholders of both companies, the Superior Court of Quebec, appropriate regulatory and other authorities, as well as customary closing conditions, is expected to close following shareholders' meetings and votes in the fall of 2004.

&sp; Application will be made to list the shares of Molson Coors Brewing Company on the New York Stock Exchange and the exchangeable shares on the Toronto Stock Exchange. The company intends to maintain Molson's quarterly dividend amount per share as adjusted for currency exchange and the share exchange ratio detailed above.

The existing principal shareholders of Molson (Pentland Securities (1981), Inc.), and Coors, (the Adolph Coors, Jr., Trust), have agreed to vote their shares in favor of the merger and have entered into voting agreements under which they have agreed they will not solicit any offer seeking the purchase of their shares or their approval of a sale of the company each controls and will vote against an alternative proposition.

The companies have also agreed not to solicit other offers. The merger agreement provides for the payment of a US$75 million break–up fee to either party in the event the transaction is not completed under certain circumstances.

Molson and Coors have been advised by Pentland, the company through which Eric Molson holds his voting interest in Molson, that Pentland has taken steps to terminate an agreement between Pentland and the Swiftsure Trust which restricts the transfer of Molson shares held by the parties to that agreement.

The Boards of Directors of the two companies have unanimously recommended the approval of the transaction to their shareholders. In addition, a Special Committee of Molson's Independent Directors formed to consider the transaction approved the proposed merger.

Deutsche Bank acted as financial advisor to Coors. Citigroup and BMO Nesbitt Burns acted as financial advisors to Molson, and Merrill Lynch acted as financial advisor to the Special Committee of Molson's Independent Directors.

Financial Community Meeting and Conference Call

The companies will host a financial community meeting and dial–in conference call today at 9:30 a.m. EDT to discuss the merger. Press are also invited to attend or dial–in on a listen–only basis. The meeting will be located at The New York Palace Hotel, 455 Madison Avenue, New York, New York. The dial–in number for U.S. callers is 888–874–9713 and the dial–in for participants located outside the U.S. is 973–935–8506. A slide presentation and live audio webcast of the call will be available and archived at www.molsoncoors.com. A replay of the call will be available for those who are unable to listen to or attend the meeting live. The U.S. replay number is 877–519–4471 and the replay number for callers outside the U.S. is 973–341–3080. The access code for both numbers is 4990854. The replay will be available from 3:00 p.m. EDT on July 22, 2004, to 3:00 p.m. EDT on August 23, 2004.

Contacts

For Coors:
Investors
Dave Dunnewald
303–279–6565

Kevin Caulfield
303–277–6894

Media
Laura Sankey
303–277–5035

For Molson Inc.:
Investors
Danielle Dagenais
514–599–5392

Media
Sylvia Morin
514–590–6345

About Molson Inc.

Molson Inc., founded in 1786, is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award–winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com.

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's ninth–largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third–largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second–largest brewer, with brands that include Carling—the best–selling beer in the U.K.—Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com.

Latest 12 Months
Pro–Forma Financial Information(2,3)

Total combined volume	60 million HL (51 million U.S. bbls)
Net revenue	US $6 billion
Operating Income	US$673 million
EBITDA(4)	US$1 billion
Free cash flow(5)	US$707 million
Net Income	US$354 million
Net debt/EBITDA ratio	2.1x
Employees	14,800

(2) Last twelve months ended March 31, 2004

(3) Excludes purchase accounting

(4) Earnings before interest, taxes, depreciation and amortization.

(5) Free cash flow = EBITDA – capital expenditure

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson, Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Stockholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's directors and executive officers is available in the 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission by Coors on March 12, 2004, and information regarding Molson's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

###

QuickLinks

Molson and Coors Announce Merger of Equals to Create World's Fifth Largest Brewer



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

8-K

PRESS RELEASE
Filed on 07/20/2004 - Period: 07/19/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 19, 2004

ADOLPH COORS COMPANY

(Exact name of registrant as specified in its chapter)

Delaware	1-14829	84-0178360
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

311 - 10th Street Golden, Colorado	80401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 303.279.6565

Not Applicable

(Former name or former address, if changed since last report)

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

On July 19, 2004, Adolph Coors Company issued a press release confirming that the Company and Molson Inc. are in advanced discussions concerning a possible merger of equals between the two companies. Terms of the proposed transaction are still being discussed and are subject to final Board approvals. A copy of the press release is incorporated herein by reference as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADOLPH COORS COMPANY
(Registrant)

Date: July 19, 2004

/s/ Annita M. Menogan
Annita M. Menogan, Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Release dated July 19, 2004



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

PRESS RELEASE
8-K Filed on 07/20/2004 - Period: 07/19/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
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[LOGO] Coors

FOR IMMEDIATE RELEASE

MOLSON AND COORS CONFIRM MERGER DISCUSSIONS

GOLDEN, Colorado, July 19, 2004 -- In response to reports published today in the public media, Molson Inc. (TSX symbols: MOL.A and MOL.B) and Adolph Coors Company (NYSE symbol: RKY) confirmed that they are in advanced discussions concerning a possible merger of equals between the two companies, the terms of which are still being discussed and are subject to final Board approvals.

The parties confirmed that the terms being discussed include Eric Molson (currently Molson's Chairman) becoming Chairman of the Board; Leo Kiely (currently Coors' Chief Executive Officer) becoming Chief Executive Officer; and Daniel J. O'Neill (currently Molson's Chief Executive Officer) becoming Vice Chairman, Synergies and Integration, of the combined company.

An announcement could be made in the near future. There can be no assurance that a transaction will take place. The parties do not intend to make any further comment prior to entering into a combination agreement or the termination of negotiations.

Contacts

For Coors:
Investors
Dave Dunnewald
303-279-6565

Kevin Caulfield
303-277-6894

Media
Laura Sankey
303-277-5035

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's ninth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). It also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this

release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

# # #



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

PRESS RELEASE
8-K Filed on 06/09/2004 - Period: 06/09/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

Exhibit 99.1

Coors Completes Sale of Cape Hill Brewery in the U.K.

GOLDEN, Colo., June 9 /PRNewswire-FirstCall/ -- Adolph Coors Company (NYSE: RKY) today announced the sale of property related to the former Cape Hill brewery in Birmingham, England. The sale is consistent with the company's objective to convert non-core assets to cash, accelerate debt repayments and grow returns on capital.

The Cape Hill transaction, completed in late May, involved the sale of nearly 80 acres of property related to the company's former brewing operation in Birmingham. Coors ceased brewing operations at the Cape Hill facility in late 2002. The property was sold to U.K.-based developer Persimmon PLC for 26 million British pounds sterling (approximately $46 million based on current exchange rates), with 6 million pounds payable in 2004 and 20 million pounds due in 2005.

Coors expects the Cape Hill property sale to result in a one-time pretax gain of 4 million British pounds (approximately $7 million), which the company anticipates recording in the fourth quarter of 2004 after all of the 2004 payment has been received.

Founded in 1873, Adolph Coors Company is the world's ninth-largest brewer. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. Adolph Coors Company stock trades on the New York Stock Exchange under the symbol RKY. For more information on Adolph Coors Company, visit the company's website at www.coors.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws, commonly identified by such terms and phrases as "expects" or "expected to," "could be affected," "estimates" and other terms with similar meaning indicating potential impact on our business. It also includes financial information that has not been reviewed by the Company's independent auditors. Although the Company believes that the assumptions are reasonable upon which this financial information and its forward-looking statements are based, it can give no assurance that these assumptions will prove to be correct. Important factors that could cause actual results to differ materially from the Company's projections and expectations are disclosed in the Company's filings with the Securities and Exchange Commission. These factors include, among others, changes in consumer preferences and product trends; any inability of a supplier to provide sufficient packaging materials; and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. We do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Adolph Coors Company

-0- 06/09/2004

/CONTACT: media, Laura Sankey, +1-303-277-5035, or investors, Dave Dunnewald, +1-303-279-6565, or Kevin Caulfield, +1-303-277-6894, all of Adolph Coors Company/

/Web site: http://www.coors.com /

(RKY)

CO: Adolph Coors Company; Cape Hill; Persimmon PLC
ST: Colorado, England
IN: FOD REA
SU:



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

PRESS RELEASE
8-K Filed on 05/21/2004 - Period: 05/21/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
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Exhibit 99.1

Coors Signs Agreement to Outsource Keg Management for U.K. Brewing Operations

GOLDEN, Colo., May 21 /PRNewswire-FirstCall/ -- Adolph Coors Company (NYSE: RKY) today announced that its Coors Brewers Limited (CBL) operating subsidiary in the United Kingdom has reached an agreement with a U.K. unit of Denver, Colo.-based TrenStar, Inc. to outsource the ownership, procurement and tracking of kegs and casks.

Under the 15-year container management services agreement, TrenStar will acquire CBL's keg and cask inventory and provide ongoing container management services for Coors in the U.K., including installation of radio frequency identification (RFID) tags on each container and the use of container tracking technology. As a result, Coors will receive an up-front cash payment for its U.K. keg and cask inventory, avoid future capital expenditures for new containers, and begin "per-fill" payments to TrenStar for container management services.

"Our keg management agreement with TrenStar is a significant and highly beneficial move for Coors," said Tim Wolf, chief financial officer for Adolph Coors Company. "The arrangement will provide opportunities for more effective use of cash, further debt reduction, and increased returns on capital."

Peter Kendall, chief executive officer of CBL, said, "The sale of our keg and cask inventory, together with the outsourcing of related services, will improve our retail trade service levels, significantly increase container asset utilization and reduce container loss rates, all of which will help us drive sales and profitability. This transaction also creates the possibility for a number of U.K. brewers to move toward a single pool of containers in the future, which would further increase container utilization rates, efficiencies and service levels."

The company estimates that the agreement will increase CBL cash flow approximately $70 million in 2004. This improvement is composed of an immediate cash payment of about $50 million from TrenStar for CBL's approximately 1.2 million kegs and casks, along with capital spending avoidance partially offset by tax effects of the transaction.

Adolph Coors Company expects net income for the current year to be impacted negatively by approximately $3 million, or $0.08 per share, primarily due to a higher effective income tax rate resulting from the transaction. The effective tax rate increase is largely due to a U.S. tax gain resulting from the containers being sold for more than their depreciated tax basis. The impact of the TrenStar agreement on earnings in future years is expected to be minimal. The company noted that its effective tax rate also could be affected, positively or negatively, by implementation of additional operating and asset management initiatives currently under development in both its U.S. and U.K. operations.

Founded in 1873, Adolph Coors Company is the world's ninth-largest brewer. The company's U.K. subsidiary, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. Adolph Coors Company's principal U.S. subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a portfolio of malt beverages that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima and Keystone family of brands. Adolph Coors Company stock trades on the New York Stock Exchange under the symbol RKY. For more information on Adolph Coors Company, visit the company's website at www.coors.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws, commonly identified by such terms and phrases as "expects" or "expected to," "could be affected," "estimates" and

other terms with similar meaning indicating potential impact on our business. It also includes financial information that has not been reviewed by the Company's independent auditors. Although the Company believes that the assumptions are reasonable upon which this financial information and its forward-looking statements are based, it can give no assurance that these assumptions will prove to be correct. Important factors that could cause actual results to differ materially from the Company's projections and expectations are disclosed in the Company's filings with the Securities and Exchange Commission. These factors include, among others, changes in consumer preferences and product trends; any inability of a supplier to provide sufficient packaging materials; and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. We do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Coors Brewing Company
-0- 05/21/2004

/CONTACT: Media, Laura Sankey, +1-303-277-5035; or Investors, Dave Dunnewald, +1-303-279-6565, or Kevin Caulfield, +1-303-277-6894, all of Coors Brewing Company/
/Web site: http://www.coors.com /
(RKY)

CO: Coors Brewing Company; TrenStar
ST: Colorado, England
IN: FOD
SU: JVN



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

PRESS RELEASE
8-K Filed on 04/22/2004 - Period: 04/22/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

Exhibit 99.1

Coors Reports 2004 First Quarter Results

GOLDEN, Colo., April 22 /PRNewswire-FirstCall/ -- Adolph Coors Company (NYSE: RKY) today announced higher consolidated net sales, net income and earnings per share for 2004, compared to the same period a year ago.

For the 13-week quarter ended March 28, 2004, the company achieved consolidated net sales of $923.5 million, an 11.5 percent increase from 2003. First quarter 2004 sales volume totaled 7,040,000 U.S. barrels, or 8,261,160 hectoliters (HLs), a 1.8 percent increase from 2003. Consolidated first quarter 2004 net income was $4.8 million, or $0.13 per diluted share, up from $0.8 million a year earlier.

Leo Kiely, CBC president and chief executive officer, said, "The first quarter of 2004 was a better start than last year for Coors Brewing Company. Overall, our results improved significantly against difficult operating results a year ago in both our Americas and Europe segments. Although we did not succeed in growing our Americas volumes, we did achieve progress on cost initiatives and supply-chain improvements in the U.S. In addition, we grew volume and share in the U.K. while increasing operating margins, and our Coors Light business in Canada continued its strong performance."

Kiely added, "Our Americas segment net sales and pretax earnings in the first quarter of 2004 improved substantially from the prior year, despite a slight decline in sales volume during the quarter, and lapping of two one-time gains in early 2003 -- a $4.2 million arbitration settlement and a $3.1 million gain on a warehouse sale. In addition, the initial reaction to the introduction of our low-carb Aspen Edge brand has been positive. This new brand's impact on our first quarter results was small because the rollout began late in the quarter, but we expect Aspen Edge to be a more significant contributor to sales after we complete the brand's national rollout by early May. Further, our first quarter product supply performance improved to levels comparable to or better than they were before our supply chain system changeover last fall. Americas segment results also benefited from higher revenue per barrel, driven by favorable pricing and higher income from Canada, along with continued cost reductions in our U.S. operations. In total, we feel good about our prospects as we head into what we expect to be a very competitive summer beer season in the U.S.

"In our Europe segment, beer volumes, net sales and pretax income all grew in the quarter. Results in the segment were driven by increased owned-brand volume and solid margin performance in both our on-trade and off-trade businesses. These positive factors were partially offset by increased overhead expenses and lapping of the last of our transitional service arrangements income in the first quarter of last year. Our start to the year in the U.K. is very encouraging, though it is important to note that the first quarter is the smallest profit quarter of the year in this segment. Performance in both the summer and holiday seasons will be key to our success this year in the Europe segment.

"Looking ahead, we will continue to focus on growing our big brands in our priority markets, innovating and generating news around our portfolio of brands, strengthening our retail execution, and making more progress lowering costs -- the strategies that we believe are fundamental to winning in the beer business on both sides of the Atlantic."

Americas Segment Results

Americas segment net sales increased 2.5 percent compared to the first quarter 2003. First quarter 2004 sales volume totaled 4,896,000 million U.S. barrels (5,745,260 HLs), a 0.2 percent decrease from 2003. Americas distributor sales-to-retail declined about 1.4 percent. Excluding sales to the Caribbean and Asia, U.S. distributor sales-to-retail decreased approximately 0.6 percent in the first quarter, compared to 2003. Americas

segment pretax earnings were $31.5 million, up 18.1 percent from a year earlier.

The company's business in Canada achieved pretax earnings of $12.5 million in the first quarter 2004, up 56.4 percent from 2003, driven by high-single-digit volume growth, increased beer pricing, and a 12.7 percent appreciation in the Canadian dollar versus the U.S. dollar.

Europe Segment Results

In the first quarter 2004, the Europe segment net sales increased 27.3 percent from the first quarter of 2003 to $383.7 million. First quarter 2004 sales volume of owned and licensed beverage brands totaled 2,144,000 U.S. barrels (2,515,900 HLs), up 6.5 percent from a year ago. Europe segment pretax earnings were $6.2 million, up from $0.7 million in the first quarter 2003, boosted in part by a 14.6 percent appreciation of the British Pound against the U.S. dollar. Europe segment volumes during the quarter benefited modestly from retailer load-in prior to an excise tax increase in the U.K. that took effect in March.

This year, Coors began consolidating its U.S. container joint ventures and its U.K. venture with Grolsch under a new U.S. accounting standard, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," -- known as FIN46. In the first quarter, the new accounting standard reduced consolidated net income by $0.6 million and diluted earnings per share by $0.02.

The implementation of FIN46 also reallocated items within the company's income statement. Specifically, the new accounting standard:

* resulted in a new line item on the company's income statement, called Minority Interest, which amounted to $2.5 million and represents the company's minority owners' share of joint venture income now consolidated and included in Coors' operating results,

* decreased Americas segment cost of goods sold by $2.8 million

* reduced Europe segment cost of goods sold by $4.9 million; increased Europe segment marketing, general and administrative expenses by $3.4 million; and increased the segment's other expenses by $0.9 million; and

* increased corporate interest expense by $0.9 million.

Adolph Coors Company will conduct a conference call with financial analysts and investors at noon Eastern Time today to discuss the company's first quarter financial results. A live webcast of the conference call will be accessible via the company's website, www.coors.com, in the "Invest In Us" area of the site. An online replay of the conference call webcast will be available within two hours following the live webcast until 11:59 p.m. Eastern Time on May 22, 2004.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws, commonly identified by such terms as "looking ahead," "anticipates," "estimates" and other terms with similar meaning. It also includes financial information, of which, as of the date of this press release, the Company's independent auditors have not completed their review. Subsequent events may occur or additional information may arise that could have an effect on the final quarterly financial information. Although the Company believes that the assumptions upon which the financial information and its forward-looking statements are based are reasonable, it can give no assurance that these assumptions will prove to be correct.

Important factors that could cause actual results to differ materially from the Company's projections and expectations are disclosed in the Company's filings with the Securities and Exchange Commission. These factors include, among others, changes in consumer preferences and product trends; price discounting by major competitors; unanticipated expenses, margin impact and other factors resulting from the implementation of our new supply chain process; and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. We do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - CONSOLIDATED
1st QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended	
(In thousands, except per share data)	March 28, 2004	March 30, 2003
Barrels of beer and other beverages sold	7,040	6,918
Sales - domestic and international	$1,234,688	$1,100,855
Beer excise taxes	(311,177)	(272,714)
Net sales	923,511	828,141
Costs and expenses:		
Cost of goods sold	(611,744)	(559,474)
Gross profit	311,767	268,667
Marketing, general and administrative	(283,777)	(254,310)
Operating income	27,990	14,357
Other (expense) income - net	(1,373)	3,384
Interest expense - net	(15,538)	(16,481)
Income before income taxes	11,079	1,260
Income tax expense	(3,733)	(454)
Income before minority interest	7,346	806
Minority interest (1)	(2,506)	--
Net income	$4,840	$806
Net income per share (basic)	$0.13	$0.02
Net income per share (diluted)	$0.13	$0.02
Weighted average number of shares o/s (basic)	36,664	36,317
Weighted average number of shares o/s (diluted)	37,277	36,558
Cash dividends declared per share	$0.205	$0.205

(1) Minority interest is the minority owners' share of income generated in 2004 by the Rocky Mountain Bottle Company (RMBC), Rocky Mountain Metal Container (RMMC), and Grolsch NV (Grolsch) joint ventures.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - AMERICAs
1st QUARTER 2004
(Unaudited)

(In thousands)	Thirteen Weeks Ended March 28, 2004	March 30, 2003
Barrels of beer and other beverages sold	4,896	4,905
Sales - domestic and international	$628,314	$615,525
Beer excise taxes	(88,521)	(88,769)
Net sales	539,793	526,756
Costs and expenses:		
Cost of goods sold	(334,485)	(337,590)
Gross profit	205,308	189,166
Marketing, general and administrative	(175,029)	(165,139)
Operating income	30,279	24,027
Other income - net	1,244	2,662
Interest expense - net	--	--
Earnings before income taxes (1)	$31,523	$26,689

(1) Earnings before income taxes in 2004 includes $2,401 of the minority owners' share of income attributable to the RMBC and RMMC joint ventures.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - EUROPE
1st QUARTER 2004
(Unaudited)

(In thousands)	Thirteen Weeks Ended March 28, 2004	March 30, 2003
Barrels of beer and other beverages sold	2,144	2,013
Sales - domestic and international	$606,374	$485,330
Beer excise taxes	(222,656)	(183,945)
Net sales	383,718	301,385
Costs and expenses:		
Cost of goods sold	(277,259)	(221,884)
Gross profit	106,459	79,501
Marketing, general and administrative	(102,019)	(83,945)
Operating income (loss)	4,440	(4,444)
Other (expense) income - net	(2,514)	805
Interest income - net	4,228	4,365
Earnings before income taxes (1)	$6,154	$726

(1) Earnings before income taxes in 2004 includes $545 of the minority owner's share of income attributable to the Grolsch joint venture.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - CORPORATE
1st QUARTER 2004
(Unaudited)

(In thousands)	Thirteen Weeks Ended March 28, 2004	March 30, 2003
Barrels of beer and other beverages sold	--	--
Sales - domestic and international	$--	$--
Beer excise taxes	--	--
Net sales	--	--
Costs and expenses:		
Cost of goods sold	--	--
Gross profit	--	--
Marketing, general and administrative	(6,729)	(5,226)
Operating loss	(6,729)	(5,226)
Other expense - net	(103)	(83)
Interest expense - net	(19,766)	(20,846)
Loss before income taxes (1)	$(26,598)	$(26,155)

(1) Loss before income taxes in 2004 includes $440 of the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

SOURCE Adolph Coors Company
-0- 04/22/2004
/CONTACT: News Media, Laura Sankey, +1-303-277-5035, or Investor Relations, Dave Dunnewald, +1-303-279-6565, or Investor Relations, Kevin Caulfield, +1-303-277-6894, all of Adolph Coors Company/
/Web site: http://www.coors.com /
(RKY)

CO: Adolph Coors Company; Coors Brewing Company
ST: Colorado
IN: FOD REA
SU: ERN CCA



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

EX 99.1
8-K Filed on 04/09/2004 - Period: 04/09/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

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Exhibit 99.1

[Coors Brewing Company letterhead]

April 9, 2004

Dear Friend and Colleague:

As you no doubt have heard, Pete Coors plans to run for election to the U.S. Senate. A formal announcement is expected next week. I know this has received a great deal of media coverage and that it has raised some questions about what role he will play in the future at Coors Brewing Company. I want to directly address this with you and give you the following information:

- Pete plans to remain Chairman of the Boards of Adolph Coors Company and Coors Brewing Company throughout the campaign. This is not an employee position.
- Pete will continue to be one of the five Trustees of the Adolph Coors Jr. Trust, which holds the Company's Class A stock, and which has voting control of Adolph Coors Company.
- As a candidate for public office, Pete plans to go on an unpaid leave of absence as an executive employee during the campaign.
- Pete has reiterated the Coors' family commitment to the Company and the beer business. As you know, this is a commitment and relationship that goes back more than 130 years. Additionally, Coors family members other than Pete continue to be active in and committed to the business.

As we discussed just a few weeks ago at the distributor convention, the Coors leadership team is confident in our long-term vision and strategy, which is designed to help us become a top-five global brewer.

In fact, Pete particularly emphasized to me the regard and great confidence he has in our management team and our ability to achieve this vision and strategy.

I recognize that this recent news coverage may be creating some uncertainty, but I urge you to remain focused on the task at hand—just as we are doing here at Coors. Coors knows what it has to do to succeed—driving our core brands, building and strengthening our partnerships, improving our efficiency and service, and fostering a winning culture—and we will continue to go out and do it each and every day.

We are moving forward with purpose and confidence. I am certain that together we can achieve our goals.

Sincerely,

Leo Kiely
President and Chief Executive Officer

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Exhibit 99.1



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

EX 99.1
***8-K* Filed on 11/05/2004 - Period: 11/05/2004**
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1





Molson and Coors Announce Agreement to Pay Special Dividend to Molson Shareholders
Pentland agrees to forego participation in special dividend

MONTREAL, Canada, and GOLDEN, Colorado, November 5, 2004—Molson Inc. (TSX: MOL.A) and Adolph Coors Company (NYSE: RKY) today announced that in connection with the previously announced merger of the two companies, they have agreed to include a special dividend to Molson shareholders as part of the transaction. Pentland Securities (1981) Inc., a company owned by Eric H. Molson and Stephen T. Molson and controlled by Eric H. Molson, has agreed to forego any participation in the special dividend.

Both Molson Class A non-voting and Class B common shareholders, excluding Pentland, will receive C$ 3.26 per share, or a total of approximately C$ 381 million (US$ 316 million), payable as part of the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. Had Pentland not agreed to forego participation in the special dividend, the special dividend payable to all Class A and Class B shareholders would have been C$ 3.00 per share. This payment has been approved by both companies' Boards of Directors. The other terms of the proposed merger transaction will remain as previously announced.

"Pentland's agreement to forego participation in the special dividend demonstrates a firm conviction that the Molson Coors merger is in the best interests of Molson and will bring significant value to its shareholders", said Eric H. Molson, Chairman of the Board of Molson. "Pentland is fully committed to the Molson Coors merger and no other transaction will be supported by Pentland" added Mr. Molson.

Both Coors and Molson agree that the merger is the best alternative for both companies, and are confident that the merged company can create greater levels of sustained shareholder value. Today's action provides immediate value to Molson shareholders while still enabling them to participate in the significant long-term upside of the combination.

Shareholder approval, which is required to complete the transaction, will be solicited by the companies by means of the definitive proxy statement upon completion of the SEC review process. Once the definitive proxy statement has been cleared by the SEC, it will be submitted to the Quebec Superior Court and then mailed to shareholders. Each company will then hold special shareholder meetings to approve the transaction. Assuming these approvals, and approval by the Quebec Superior Court, the companies expect to close the transaction later this year or early next year.

About Molson Inc.

Molson is Canada's largest brewer and one of the world's leading brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$ 3.5 billion in gross annual sales, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson produces an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com.

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's eighth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling—the best-selling beer in the U.K.—Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com.

Contacts

For Molson Inc.:	*For Coors:*
Investors Danielle Dagenais 514-599-5392	Investors Dave Dunnewald 303-279-6565
	Kevin Caulfield 303-277-6894
Media Sylvia Morin 514-590-6345	Media Laura Sankey 303-277-5035

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange

Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward–looking information, whether as a result of new information, future developments or otherwise.

Coors has filed a preliminary joint proxy statement/management information circular regarding the proposed transaction with the Securities and Exchange Commission. Stockholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279–6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's and Molson's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular filed with the Securities and Exchange Commission.

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Molson and Coors Announce Agreement to Pay Special Dividend to Molson Shareholders Pentland agrees to forego participation in special dividend



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

PRESS RELEASE
8-K Filed on 10/28/2004 - Period: 10/28/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

Exhibit 99.1

Coors Reports 2004 Third Quarter Results

GOLDEN, Colo., Oct. 28 /PRNewswire-FirstCall/ -- Adolph Coors Company (NYSE: RKY) today announced higher consolidated net sales and net income on lower consolidated sales volume for the third quarter of 2004.

For the 13-week quarter ended September 26, 2004, the company achieved consolidated net sales of $1.10 billion, a 5.3 percent increase from third quarter 2003. Third quarter 2004 sales volume totaled 8,559,000 U.S. barrels, or 10,043,650 hectoliters (HLs), a 2.4 percent decrease from 2003. Third quarter operating income was $103.9 million, down 5.0 percent from the same period a year ago. Consolidated third quarter 2004 net income was $64.1 million, up 4.4 percent from third quarter 2003, and earnings per share were $1.68, equal to the third quarter last year.

Leo Kiely, Coors Brewing Company (CBC) president and chief executive officer, said, "Overall, the third quarter was a tough volume quarter for Coors Brewing Company, with weak trends in both our Americas and Europe segments. Nonetheless, our net income was higher due to improved beer pricing, one-time non-operating income, a lower effective tax rate and favorable exchange rates compared to the third quarter of last year.

"In Europe, our results in local currency were impacted substantially by cold and very wet weather in the third quarter of this year compared with unusually hot, dry weather in the same period last year. The negative impact of lower volume and higher costs was offset partly by continued solid pricing gains in the on-trade. Even with the volume challenges, our top-selling Carling brand gained share during the quarter.

"In the Americas, sales to retail were down slightly, consistent with trends earlier in the year. During the quarter, the entire beer category was challenged by generally unfavorable weather in much of the U.S. Although Coors Light sales declined at a low-single-digit rate, the brand's trends improved in several key areas of the U.S. Americas cost of goods per barrel were higher, primarily due to increases in transportation costs, lower sales volume and a sales mix shift toward more expensive, higher-margin brands and packages, offset partially by continued improvements in operations productivity.

"For the balance of 2004, we are focused on achieving a strong finish to the year. In the U.S., we will be lapping significant volume declines and additional costs related to our supply-chain disruptions in the fourth quarter of last year. Our new systems are now running smoothly and have resulted in substantially improved service to our distributors. In the U.K., in addition to our expectations that positive on-trade pricing will continue, we believe volume trends will improve from a difficult summer. On the other hand, if foreign exchange rates remain at today's levels, we anticipate less currency benefit to our U.K. financial results in the fourth quarter.

"We also continue to work toward closing our merger of equals with Molson. The transaction has received U.S. and Canadian anti-trust clearance, and we have filed a preliminary proxy statement for SEC review. This transaction will build on the strengths of both companies, make us more competitive in the consolidating global beer market and increase profits, cash flow and shareholder value substantially in both the short and long term."

Americas Segment Results

Americas segment net sales increased 3.4 percent compared to the third quarter 2003. Americas distributor sales to retail declined about 0.3 percent. Third quarter 2004 sales volume totaled 5,922,000 U.S. barrels (6,949,230 HLs), a 0.6 percent decrease from 2003. Americas segment pretax earnings were $83.1 million, up 14.4 percent from the third quarter 2003. Americas segment results benefited from $4.9 million of accelerated royalty receipts from a coal mine sold several years ago, a $0.8 million pretax gain on the sale of a warehouse (both reported in other income), and $3.1 million of minority owners' income

attributable to the company's U.S. container joint ventures.

The company's business in Canada achieved pretax earnings of $17.5 million in the third quarter 2004, up 15.9 percent from 2003, driven by increased beer pricing and a 4.9 percent appreciation in the Canadian dollar versus the U.S. dollar, which were partially offset by a low-single-digit decline in sales volume. In the first three quarters of 2004, the company's Coors Light business in Canada has achieved pretax earnings of $45.0 million in 2004, a 28.7 percent increase from a year earlier.

Europe Segment Results

In the third quarter 2004, Europe segment net sales increased 8.3 percent from the third quarter of 2003 to $442.1 million. Third quarter 2004 sales volume of owned and licensed beverage brands totaled 2,637,000 U.S. barrels (3,094,410 HLs), down 6.2 percent from a year ago. As a result, Europe segment pretax earnings were $40.6 million, down 12.9 percent from the third quarter 2003, despite a 12.8 percent appreciation of the British Pound versus the U.S. dollar. Europe segment results also were impacted by the lapping of a one-time gain of $3.5 million pretax on the sale of the rights to the company's Hooper's Hooch flavored alcohol beverage brand in Russia during the third quarter of 2003.

New Accounting Rule

This year, Coors began consolidating its U.S. container joint ventures and its U.K. venture with Grolsch under a new U.S. accounting standard, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The implementation of the new accounting standard:

* decreased Americas segment cost of goods sold by $3.4 million;

* reduced Europe segment cost of goods sold by $8.2 million and increased Europe segment marketing, general and administrative expenses by $6.3 million; and

* increased corporate interest expense by $0.8 million.

Taken together, these factors positively affected consolidated pretax income and were offset by a negative $4.0 million in minority interest -- the minority owners' share of joint-venture income now consolidated and included in Coors' operating results.

Adolph Coors Company will conduct a conference call with financial analysts and investors at noon Eastern Time today to discuss the company's third quarter financial results. A live webcast of the conference call will be accessible via the company's website, www.coors.com, in the "Invest In Us" area of the site. An online replay of the conference call webcast will be available beginning on October 29, 2004, until 11:59 p.m. Eastern Time on November 28, 2004.

(Summary of Operations Attached)

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws, commonly identified by such terms as "looking ahead," "anticipates," "estimates," "will," "expects" or "expected to" and other terms with similar meaning, indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company. Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the proposed merger between Adolph Coors Company and Molson, Inc., including future financial and operating results. It also includes financial information, of which, as of the date of this press release, the Company's independent auditors have not completed their review.

Subsequent events may occur or additional information may arise that could have an effect on the final quarterly financial information, and there is no assurance the proposed merger referenced in this release will be completed at all, or completed upon the same terms and conditions described. Although the Company believes that the assumptions upon which the financial information and its forward-looking statements are based are reasonable, it can give no assurance that these assumptions will prove to be correct. Important factors that could cause actual results to differ materially from the Company's projections and expectations are disclosed in the Company's filings with the Securities and Exchange Commission. These factors include, among others, changes in consumer preferences and product trends, price discounting by major competitors, unanticipated expenses, and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. We do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Coors has filed a preliminary joint proxy statement/management information circular regarding the proposed transaction with the Securities and Exchange Commission. Stockholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Shareholder Relations, (303) 279-6565.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - CONSOLIDATED
3rd QUARTER 2004
(Unaudited)

(In thousands, except per share data)	Thirteen Weeks Ended Sept. 26, 2004	Thirteen Weeks Ended Sept. 28, 2003	Thirty-nine Weeks Ended Sept. 26, 2004	Thirty-nine Weeks Ended Sept. 28, 2003
Barrels of beer and other beverages sold	8,559	8,772	24,419	24,822
Sales - domestic and international	$1,487,828	$1,420,191	$4,272,841	$3,990,417
Beer excise taxes	(383,522)	(371,467)	(1,094,330)	(1,013,176)
Net sales	1,104,306	1,048,724	3,178,511	2,977,241
Costs and expenses:				
Cost of goods sold	(688,384)	(658,016)	(2,003,152)	(1,900,577)
Gross profit	415,922	390,708	1,175,359	1,076,664
Marketing, general and administrative	(312,018)	(281,313)	(917,857)	(835,435)
Operating income	103,904	109,395	257,502	241,229
Other income (expense) - net	5,903	(1)	5,883	6,291

Interest expense - net	(12,268)	(13,639)	(40,831)	(47,611)
Income before income taxes	97,539	95,755	222,554	199,909
Income tax expense	(29,430)	(34,327)	(69,658)	(61,333)
Income before minority interest	68,109	61,428	152,896	138,576
Minority interest (1)	(3,967)	--	(11,878)	--
Net income	$64,142	$61,428	$141,018	$138,576
Net income per share (basic)	$1.72	$1.69	$3.81	$3.81
Net income per share (diluted)	$1.68	$1.68	$3.74	$3.79
Weighted average number of shares o/s (basic)	37,341	36,339	37,054	36,325
Weighted average number of shares o/s (diluted)	38,125	36,575	37,754	36,553
Cash dividends declared per share	$0.205	$0.205	$0.615	$0.615

(1) Minority interest is the minority owners' share of income generated in 2004 by the Rocky Mountain Bottle Company (RMBC), Rocky Mountain Metal Container (RMMC), and Grolsch NV (Grolsch) joint ventures.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - AMERICAs
3rd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
(In thousands)	Sept. 26, 2004	Sept. 28, 2003	Sept. 26, 2004	Sept. 28, 2003
Barrels of beer and other beverages sold	5,922	5,960	16,903	17,284
Sales - domestic and international	$769,540	$749,033	$2,188,002	$2,172,722
Beer excise taxes	(107,325)	(108,590)	(306,609)	(313,490)
Net sales	662,215	640,443	1,881,393	1,859,232
Costs and expenses:				
Cost of goods sold	(386,576)	(384,356)	(1,110,998)	(1,123,458)
Gross profit	275,639	256,087	770,395	735,774
Marketing, general and administrative	(198,791)	(182,920)	(573,611)	(549,165)
Operating income	76,848	73,167	196,784	186,609
Other income (expense) - net	6,226	(560)	8,563	2,897
Interest expense - net	--	--	--	--
Earnings before				

income taxes (1)	$83,074	$72,607	$205,347	$189,506

(1) Earnings before income taxes in 2004 includes $3,054 and $9,731 for the thirteen and thirty-nine weeks ended September 26, 2004, respectively, and represents the minority owners' share of income attributable to the RMBC and RMMC joint ventures.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - EUROPE
3rd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
(In thousands)	Sept. 26, 2004	Sept. 28, 2003	Sept. 26, 2004	Sept. 28, 2003
Barrels of beer and other beverages sold	2,637	2,812	7,516	7,538
Sales - domestic and international	$718,288	$671,158	$2,084,839	$1,817,695
Beer excise taxes	(276,197)	(262,877)	(787,721)	(699,686)
Net sales	442,091	408,281	1,297,118	1,118,009
Costs and expenses:				
Cost of goods sold	(301,808)	(273,660)	(892,154)	(777,119)
Gross profit	140,283	134,621	404,964	340,890
Marketing, general and administrative	(102,527)	(92,149)	(315,871)	(267,566)
Operating income	37,756	42,472	89,093	73,324
Other (expense) income - net	(948)	(99)	(2,996)	2,909
Interest income - net	3,757	4,207	11,828	12,960
Earnings before income taxes (1)	$40,565	$46,580	$97,925	$89,193

(1) Earnings before income taxes in 2004 includes $1,305 and $3,327 for the thirteen and thirty-nine weeks ended September 26, 2004, respectively, and represents the minority owner's share of income attributable to the Grolsch joint venture.

ADOLPH COORS COMPANY
SUMMARY OF OPERATIONS - CORPORATE
3rd QUARTER 2004
(Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
(In thousands)	Sept. 26, 2004	Sept. 28, 2003	Sept. 26, 2004	Sept. 28, 2003
Barrels of beer and				

other beverages sold	--	--	--	--
Sales - domestic and international	$--	$--	$--	$--
Beer excise taxes	--	--	--	--
Net sales	--	--	--	--
Costs and expenses:				
Cost of goods sold	--	--	--	--
Gross profit	--	--	--	--
Marketing, general and administrative	(10,700)	(6,244)	(28,375)	(18,704)
Operating loss	(10,700)	(6,244)	(28,375)	(18,704)
Other expense - net	625	658	316	485
Interest expense - net	(16,025)	(17,846)	(52,659)	(60,571)
Loss before income taxes (1)	$(26,100)	$(23,432)	$(80,718)	$(78,790)

(1) Loss before income taxes in 2004 includes $392 and $1,180 for the thirteen and thirty-nine weeks ended September 26, 2004 and represents the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

SOURCE Adolph Coors Company
-0- 10/28/2004

/CONTACT: News Media, Laura Sankey, +1-303-277-5035, or Investor Relations, Dave Dunnewald, +1-303-279-6565, or Kevin Caulfield, +1-303-277-6894, all of Adolph Coors Company/
/Web site: http://www.coors.com /
(RKY)

CO: Adolph Coors Company
ST: Colorado
IN: FOD REA
SU: ERN CCA



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

PRESS RELEASE
8-K Filed on 08/10/2004 - Period: 08/10/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

Exhibit 99.1

Coors Announces Plan to Add Brewing Capacity to Shenandoah Facility

GOLDEN, Colo., Aug. 10 /PRNewswire-FirstCall/ -- Coors Brewing Company today announced plans to add brewing capacity to the company's existing beer packaging facility in Elkton, Va., by early 2007. The Virginia plant, which currently has no brewing capability, would then have the ability to brew 6-7 million barrels of beer annually, roughly equaling the facility's current packaging capacity. The expansion will follow the successful completion of detailed engineering studies that the company anticipates completing by the end of 2004.

Leo Kiely, CBC president and chief executive officer, said, "This is a great day for Coors and for the Commonwealth of Virginia as we take this important step toward making our business more cost-competitive, while improving service to our customers. We plan to invest between $160 million and $190 million over the next three years to build one of the most modern, efficient breweries in the world here in Virginia. This investment will yield annualized cost savings of approximately $25 million through reduced freight and improved efficiency, along with additional one-time financial benefits. This is part of Coors' long-term strategic commitment to reduce our costs by $5 per barrel over the next 4-5 years. This is separate and apart from the $175 million in synergies Molson and Coors have committed to achieve in their pending merger of equals. This new brewery should provide adequate brewing capacity for the company's operations for the foreseeable future. We anticipate that this build-out will achieve significant savings and financial returns, and bring brewing capacity much closer to our important East Coast markets and distributors."

"The build-out will include two brew lines, fermentation and aging equipment, a new rail spur and several new structures to house controls and related processes.

"Virginia has been a great place for us to do business and we are very pleased that our long-term growth as a company includes additional investment in and commitment to the Commonwealth," said Kiely.

"Coors has been an exemplary employer in the Shenandoah Valley for 17 years," said Mark R. Warner, Governor of Virginia. "This expansion project confirms that Virginia is a leader in the food processing and beverage industries. I am pleased that the Commonwealth is playing an active role in making the Elkton site one of Coors' critical U.S. operations."

Kiely noted that the new Virginia brewery investment would increase Coors' annual capital spending approximately 10-15 percent from 2005 through 2007, versus the $240 million total for 2003.

Founded in 1873, Coors Brewing Company is the principal subsidiary of Adolph Coors Company, the third-largest U.S. brewer and the world's ninth-largest brewer. The company sells its products in North America, Europe, Latin America, and Asia. In Canada, Coors Light is the country's top-selling light beer. In the United Kingdom, Coors Brewers Limited is the second-largest brewer with the U.K.'s leading brand, Carling. Adolph Coors Company stock trades on the New York Stock Exchange under the symbol RKY. For more information on Adolph Coors Company, visit the company's Web site at www.coors.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws, commonly identified by such terms as "we plan," "would increase," "should provide" and other terms with similar meaning. It also includes financial information and projections regarding anticipated expenditures, benefits and results from the project. Although the Company believes that the assumptions upon which the financial information, projections and its forward-looking statements are based are reasonable, it can give no assurance that these assumptions will prove to be correct or that anticipated benefits will be realized. Important factors that could cause actual results to differ materially from the Company's projections and expectations are disclosed in the Company's filings with the Securities and Exchange Commission. These factors include, among others, changes in consumer preferences and product trends, unanticipated expenses, increases in transportation costs and other costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. We do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Coors Brewing Company
-0- 08/10/2004

/CONTACT: News Media, Aimee Valdez, +1-303-277-6472, or Investor Relations, Dave Dunnewald, +1-303-279-6565, or Kevin Caulfield, +1-303-277-6894, all of Coors Brewing Company/
/Web site: http://www.coors.com /
(RKY)

CO: Coors Brewing Company; Adolph Coors Company
ST: Colorado, Virginia
IN: FOD REA
SU: PDT



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.1

EX-99.1
8-K/A Filed on 08/04/2004 - Period: 07/21/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

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Exhibit 99.1

VOTING AGREEMENT
(for the Molson Shareholder)

This VOTING AGREEMENT (this "Agreement"), dated as of July 21, 2004, is entered into by and among Adolph Coors Company, a corporation organized and existing under the laws of the State of Delaware ("Coors"), Adolph Coors, Jr. Trust dated September 12, 1969 (the "Coors Stockholder"), and Pentland Securities (1981) Inc. (the "Shareholder").

WHEREAS, the Shareholder owns in the aggregate 10,000,000 Class B Common Shares ("Class B Shares") in the share capital of Molson Inc., a corporation organized and existing under the laws of Canada ("Molson") (Class B Shares together with any Class B Share or Class A "non-voting" share of Molson (a "Class A Share") acquired by the Shareholder after the date hereof being collectively referred to herein as the "Shares");

WHEREAS, in consideration for Coors entering into a Combination Agreement dated as of the date hereof (the "Combination Agreement") with Molson and Coors Canada Inc. and agreeing to participate in a plan of arrangement involving, *inter alia*, Molson and Coors and the transactions and matters contemplated thereby, including, without limitation, as to certain governance matters (collectively, the "Transactions"), the parties hereto have entered into this Agreement to set out the terms on which the Shareholder undertakes to take certain actions and to do certain things in respect of the Transactions;

WHEREAS, the Coors Stockholder has entered into a separate Voting Agreement of even date herewith in consideration, *inter alia*, for Molson and Coors entering into the Combination Agreement and agreeing to the Transactions, pursuant to which the Coors Stockholder undertakes to take certain actions and to do certain things in respect of the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. *Defined Terms*

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Combination Agreement.

SECTION 2. *Representations and Warranties of Shareholder*

The Shareholder hereby represents and warrants to Coors as follows:

2.1 *Title to the Shares*

Except as set forth in the Shareholder Disclosure Letter delivered to Coors on the date hereof (the "Disclosure Letter"), the Shareholder is the record and beneficial owner of, and has good and marketable title to, the number of Class B Shares set forth opposite the name of the Shareholder on *Schedule A* hereto, which as of the date hereof constitutes all of the Class B Shares and Class A Shares, or any other securities convertible into or exercisable for any Class B Shares or Class A Shares owned beneficially or of record by the Shareholder (all collectively being "Molson Securities"). Except as set forth in the Disclosure Letter: (a) the Shareholder has the exclusive power to dispose of such Shares and to vote such Shares on all matters submitted to holders of Class B Shares or Class A Shares, as the case may be; (b) the Shareholder and its respective Affiliates do not have any rights of any nature to acquire any additional Molson Securities; and (c) the Shareholder owns all of such Shares free and clear of all security interests, hypothecs, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such Shares owned by them.

2.2 *Organization*

The Shareholder is duly organized, validly existing, and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 *Authority Relative to this Agreement*

The execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Coors and the Coors Stockholder, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally.

2.4 *No Conflict*

Except as set forth in the Disclosure Letter, the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by such Shareholder will not: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Shareholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by-laws or analogous documents of the Shareholder or any other agreement to which the Shareholder is a party, including, without limitation, any voting agreement, shareholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or to the Shareholder's property or assets.

SECTION 3. *Covenants of Shareholder*

3.1 *Restriction on Transfer*

(a) The Shareholder hereby covenants and agrees that prior to the termination or expiration of this Agreement, except as otherwise specifically contemplated by this Agreement or as expressly required in order to consummate the Transactions the Shareholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy or power of attorney or attorney-in-fact, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, hypothec, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares, provided the Shareholder shall be entitled to sell, transfer or dispose of any Shares to, or grant any proxy to, deposit any Shares into a voting trust in favor of, enter into a voting trust agreement with, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, charge or other encumbrance of any nature whatsoever with respect to the Shares in favor of, any Shareholder Permitted Transferee (as defined below), in each case subject to the further condition that such Shareholder Permitted Transferee shall be bound by the provisions hereof with respect to any such Shares in respect of which the Shareholder Permitted Transferee acquires any rights pursuant to this proviso.

(b) Notwithstanding the foregoing, the Shareholder may, by written notice to Coors, transfer shares to a "Shareholder Permitted Transferee", provided such transferee agrees in writing to be bound

by the terms of this Agreement. For the purpose of this Agreement, a "Shareholder Permitted Transferee" means:

(i) the lineal descendants of Late Thomas Henry Pentland Molson (including adopted issue and issue born out of wedlock of any such individuals), any spouse of any such individual (including former spouses, widows and widowers), whether or not lawfully married and any of their respective estates;

(ii) any trust in which any one or more of the foregoing are the sole beneficiaries;

(iii) any corporation, limited liability company or partnership all of the shareholders, members or partners of which are (or are directly or indirectly wholly–owned by) one or more of the foregoing; and

(iv) a transferee in connection with any transaction contemplated by Section 3.2, provided that at the conclusion of such transaction, the only parties with any voting or equity interests in such transaction shall be one or more of the foregoing.

3.2 *Permitted Tuck In Transactions*

(a) The Shareholder will be permitted to effect a "safe income tuck–in" transaction in accordance with applicable Laws to be effective shortly prior to the Effective Date, on the terms and subject to the conditions described in Combination Agreement and the form of holding company participation agreement attached thereto as Exhibit F.

(b) In connection with requests relating to the future crystallizations of "safe income" attaching to exchangeable shares of Coors Canada Inc. held and beneficially owned by the Shareholder, Coors agrees to consider such requests in good faith with a view toward accommodating reasonable requests and undertakes no more frequently than annually to provide to its auditors financial information relating thereto, and to instruct its auditors to provide to the Shareholder a calculation of "safe income" reasonably arrived at (the "Safe Income Computation"). Such calculation shall be based on a statement of methodology to be provided by the Shareholder in sufficient detail to enable the auditors to provide such calculation in an efficient manner. The Shareholder will assume all costs and expenses relating to the Safe Income Computation and acknowledges that Coors is in no way liable for the accuracy or completeness of the Safe Income Computation or for the correctness or suitability of the methodology provided by the Shareholder. The Shareholder will be required to acknowledge that any information furnished by Coors in connection with the Safe Income Computation is confidential and to undertake not to disclose such information without the prior written approval of Coors, not to be unreasonably withheld.

3.3 *Voting Agreement*

(a) The Shareholder covenants and agrees to enter into the Class A Coors Voting Trust Agreement, together with the Coors Holder (as such term is defined in the Class A Coors Voting Trust Agreement) and the Class A Exchangeable Voting Trust Agreement on the Effective Date and to deposit any Coors Class A Common Stock it may acquire into a voting trust pursuant to the Class A Coors Voting Trust Agreement and its Class A Exchangeable Shares into a voting trust pursuant to the Class A Exchangeable Voting Trust Agreement, in order to unite the voting power of the beneficiaries pursuant to the Control Voting Trust Agreements.

(b) The parties hereto acknowledge that the Shareholder is seeking an advance income tax ruling with respect to the depositing of Shares in a voting trust to the effect that such does not constitute a disposition or deemed disposition by the Shareholder for the purposes of the ITA. The parties hereto hereby acknowledge and agree that if such advance income tax ruling is not obtained, at the request of the Shareholder, the parties hereto shall use commercially reasonable efforts to enter into a voting trust agreement, in form and substance satisfactory to the Shareholder and Coors, acting reasonably,

providing for the deposit of Class A Exchangeable Shares (and/or Coors Common Stock) into a voting trust in Canada providing for substantially the same voting arrangements and preserving the fundamental elements of the Class A Coors Voting Trust Agreement and the Class A Exchangeable Voting Trust Agreement in a manner so as not to constitute a disposition or deemed disposition by the Shareholder for the purposes of the ITA.

3.4 *Additional Shares*

Prior to the termination of this Agreement, the Shareholder may acquire additional Shares and will promptly notify Coors of the number of any Molson Securities acquired directly or beneficially by such Shareholder, if any, after the date hereof. Any such shares shall become "Shares" within the meaning of this Agreement. Notwithstanding the foregoing, the Shareholder shall not acquire any Shares if such acquisition would trigger an "Exclusionary Offer" for the purposes of the articles of Molson.

3.5 *Nonsolicitation*

Prior to the termination of this Agreement, the Shareholder shall not, and shall not authorize, instruct, or knowingly permit any trustees, investment bankers, attorneys, accountants, consultants and other agents or advisors (collectively, "Representatives") of the Shareholder to, directly or indirectly, (i) solicit, encourage or initiate or knowingly facilitate any inquiry, proposal or offer with respect to any Acquisition Proposal or (ii) engage in any negotiations or discussions concerning, or furnish to any Person any non–public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or may be reasonably expected to lead to, any Acquisition Proposal. Without limiting the foregoing, the Shareholder shall be entitled to acquire at any time or from time to time additional Shares, in accordance with Section 3.4, and any solicitations, inquiries, proposals, offers, negotiations, discussions, or other actions in furtherance of any such acquisition shall be permitted hereunder.

3.6 *Notice*

If any Person makes to the Shareholder an Acquisition Proposal or a proposal or inquiry relating to an Acquisition Proposal or contacts the Shareholder relating to the acquisition of beneficial ownership of any Shares, the Shareholder will promptly notify Coors in writing of the identity of the Person and the material terms and conditions of such Acquisition Proposal or proposal, inquiry or contact. The Shareholder shall keep Coors reasonably apprised of any material development with respect to such proposal. The Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated all existing discussions or negotiations, if any, with any persons, conducted heretofore with respect to, or that could reasonably be expected to lead to any Acquisition Proposal.

3.7 *Shareholder Rights*

The Shareholder hereby irrevocably agrees not to exercise any Dissent Rights and waives any rights of appraisal, or rights to dissent from the Transactions that the Shareholder may have, and agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Molson or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Combination Agreement or the consummation of the Transactions.

SECTION 4. *Voting Agreement*

4.1 *Voting Agreement*

The Shareholder hereby agrees that prior to the termination of this Agreement, at any meeting of the shareholders of Molson, however called, in any action by written consent of the shareholders of

Molson, or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote the Shares owned beneficially or of record by the Shareholder:

(a) in favor of approval of the Transactions, as set forth in the Combination Agreement and other Transaction Documents (including, without limitation, the Arrangement);

(b) against any action or agreement that is or would be reasonably likely to result in any conditions to Molson's obligations under the Combination Agreement not being fulfilled or would result in or would reasonably be likely to result in a breach of any representation, warranty, covenant or agreement of Molson under the Combination Agreement;

(c) against any Acquisition Proposal;

(d) against any amendments to the certificate of incorporation or by–laws of Molson; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay or postpone the Transactions, as contemplated by the Combination Agreement, including, without limitation, the Arrangement.

4.2 *Other Voting*

The Shareholder shall vote on all issues other than those specified in this Section 4 that may come before a meeting of the shareholders of Molson in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

SECTION 5. *Representations and Warranties of Coors*

Coors hereby represents and warrants to the Shareholder as follows:

5.1 *Organization*

Coors is a corporation duly organized and validly existing under the laws of the State of Delaware.

5.2 *Authority Relative to this Agreement*

Coors has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Coors and the consummation by Coors of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Coors. This Agreement has been duly and validly executed and delivered by Coors and, assuming the due authorization, execution and delivery by the Shareholder and the Coors Stockholder, constitutes a legal, valid and binding obligation of Coors, enforceable against Coors in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally.

5.3 *No Conflict*

Except as set forth and in connection with the matters set forth in the Disclosure Letter, the execution and delivery of this Agreement by Coors does not, and the performance of this Agreement by Coors will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Coors, except for filings with Canadian Securities Regulatory Authorities or the SEC of such reports under the Securities Laws as may be required in connection with this Agreement and the transactions contemplated by the Combination Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by–laws of Coors or any other material agreement to which Coors is a party; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Coors or to Coors's property or assets.

SECTION 6. *Further Assurances*

Each Shareholder shall, at the reasonable request of Coors from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Coors may request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. *Stop Transfer Order*

In furtherance of this Agreement, concurrently herewith the Shareholder shall request that Molson instruct its transfer agent to place a stop transfer order with respect to all Shares (and to notify its transfer agent that this Agreement places limits on the voting and transfer of the Shares). The Shareholder further agrees to request that Molson not register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. *Certain Events*

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Molson affecting the Shares or other voting securities of Molson, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional Shares or other voting securities issued to or acquired by a Shareholder.

SECTION 9. *No Termination or Closure of Trusts* &bsp;

Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to the Shareholder or a Shareholder Permitted Transferee and remain subject in all respects to the terms of this Agreement, the Shareholder shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of the Combination Agreement in accordance with its terms.

SECTION 10. *Termination*

This Agreement shall automatically terminate and no party shall have any rights or obligations hereunder upon the first to occur of (a) the Effective Time and (b) the termination of the Combination Agreement in accordance with its terms; *provided* that the provisions of Section 12 hereof shall survive any such termination.

SECTION 11. *Concerning the Molson Family Shareholders Agreement*

(a) The Shareholder represents and warrants to Coors that it has entered into certain agreements which contemplate certain transactions (the "Additional Share Transactions") which, if completed in accordance with such agreements, would result in the Shareholder holding 50.1% or more of all Class B Shares issued and outstanding.

(b) The Shareholder covenants and agrees that it will not terminate or amend in any material respect the agreements relating to the Additional Share Transactions without the prior written consent of Coors.

(c) The Shareholder covenants and agrees that, if the Molson Family Shareholders Agreement made as of December 20, 2001 (the "Family Agreement") is not otherwise terminated, it shall prior to January 31, 2005 or on such prior date as may be directed by Coors expeditiously take any and all steps necessary to complete the Additional Share Transactions and to send a notice of termination of the

Family Agreement, and to take all other steps contemplated by the Family Agreement to terminate same, including, without limitation, defending, on a timely basis, the completion of the Additional Share Transactions and the termination of the Family Agreement in any proceedings that may be commenced by any Person to restrain or challenge, in any way whatsoever, either the completion of the Additional Share Transactions or the termination of the Family Agreement.

(d) Should the Transaction not be completed solely as a result of the Shareholder's failure to cause the termination of the Family Agreement in accordance with this Section 11 then, notwithstanding Sections 12.1 and 12.2 hereof, the Shareholder shall pay, to the extent not otherwise payable by Molson pursuant to the Combination Agreement, to Coors in immediately available funds the Expenses (as defined in Section 8.3(d)(ii) of the Combination Agreement) of Coors and the Shareholder shall have no further liability to Coors or Adolph Coors, Jr. Trust or any Affiliate of either such Person in connection with the non–completion of the Transactions for the reasons outlined in this paragraph (d).

(e) To the extent within its control, and not otherwise prohibited by court order, the Shareholder shall cause a blocking certificate or blocking certificates to the same effect pursuant to Section B.5 of Schedule I to Molson's articles to be delivered to the transfer agent and secretary of Molson in connection with any Exclusionary Offer (as such term is defined in such Articles) and shall not withdraw such certificate or certificates.

SECTION 12. *Miscellaneous*

12.1 *Expenses*

All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

12.2 *Specific Performance*

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition and notwithstanding any prior agreement of the parties to the contrary, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any provincial court in the Province of Quebec in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a provincial court in the Province of Quebec.

12.3 *Entire Agreement*

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

12.4 *Assignment*

Without the prior written consent of Coors, the Shareholder may not assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of Coors shall be null and void.

12.5 *Parties in Interest*

This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or

implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.6 *Amendment*

This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

12.7 *Severability*

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, public order or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

12.8 *Notices*

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next–day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.8):

if to Coors:

Adolph Coors Company
311 10th Street
Golden, CO 80401
Attention: Robert Reese
Telecopy No.: (303) 277–7407

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017–3954
USA
Attention: Charles I. Cogut, Esq.
Maripat Alpuche, Esq.
Telecopy No.: (212) 455–2002

and

Osler, Hoskin & Harcourt LLP
P.O. Box 50
1st Canadian Place
Toronto, Ontario M5X 1B8
Attention: Clay Horner
Telecopy No.: (416) 862–6666

if to the Shareholder, at its address set forth on *Schedule A* hereto with a copy to.

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
Suite 2600
Montreal, Quebec H3A 3N9
Attention: Me Sylvain Cossette
Me Neil Kravitz
Telecopy No.: (514) 841–6499

if to the Coors Stockholder, at its address set forth on *Schedule B* hereto with a copy to:

Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
Attention: Jennings J. Newcom, Esq.
Telecopy No.: 303–892–7400

12.9 *Shareholder Capacity*

No director, officer or shareholder of the Shareholder who is, or becomes during the term of this Agreement, a director or officer of Molson makes (or shall be deemed to have made) any agreement or understanding in this Agreement, including, without limitation, Sections 3.5 and 3.6, in his or her capacity as such director or officer of Molson. Without limiting the generality of the foregoing, the Shareholder signs this Agreement solely in its capacity as the beneficial owner of the Shareholder's Shares and nothing in this Agreement, including, without limitation, Sections 3.5 and 3.6, shall prevent or in any way limit any director, officer or shareholder of the Shareholder or any person acting on its behalf from taking any action in its capacity as a director or officer of Molson. Notwithstanding the foregoing, nothing in this Section 12.9 shall prevent the Shareholder or any of its directors, officers or shareholders from performing his, her or its obligations under Section 4.1.

12.10 *Governing Law*

This Agreement shall be governed and construed in accordance with the laws of the Province of Quebec.

12.11 *Headings*

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

12.12 *Counterparts*

This Agreement may be executed and delivered (including, without limitation, by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

ADOLPH COORS COMPANY

/s/ W. LEO KIELY

By: W. Leo Kiely
Title: Chief Executive Officer

SHAREHOLDER:

PENTLAND SECURITIES (1981) INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Senior Officer

COORS STOCKHOLDER:

ADOLPH COORS, JR. TRUST DATED SEPTEMBER 12, 1969

By: /s/ PETER H. COORS

Name: Peter H. Coors
Title: Trustee

SCHEDULE A

Name and Address of Shareholders	Number and Class of Shares Owned
Pentland Securities (1981) Inc. c/o 1555 Notre Dame Street East Montreal, Quebec H2L 2R5 Attention: Eric Molson Telecopy No.: (514) 598–6866	10,000,000 Class B

SCHEDULE B

Address of Coors Stockholder
Adolph Coors, Jr. Trust dated September 12, 1969 Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277–3497

QuickLinks

- Exhibit 99.1
- SECTION 1. Defined Terms
- SECTION 2. Representations and Warranties of Shareholder
- 2.1 Title to the Shares
- 2.2 Organization
- 2.3 Authority Relative to this Agreement
- 2.4 No Conflict
- SECTION 3. Covenants of Shareholder
- 3.1 Restriction on Transfer
- 3.2 Permitted Tuck In Transactions
- 3.3 Voting Agreement
- 3.4 Additional Shares
- 3.5 Nonsolicitation
- 3.6 Notice
- 3.7 Shareholder Rights
- SECTION 4. Voting Agreement
- 4.1 Voting Agreement
- 4.2 Other Voting
- SECTION 5. Representations and Warranties of Coors
- 5.1 Organization
- 5.2 Authority Relative to this Agreement
- 5.3 No Conflict
- SECTION 6. Further Assurances
- SECTION 7. Stop Transfer Order
- SECTION 8. Certain Events
- SECTION 9. No Termination or Closure of Trusts
- SECTION 10. Termination
- SECTION 11. Concerning the Molson Family Shareholders Agreement
- SECTION 12. Miscellaneous
- 12.1 Expenses
- 12.2 Specific Performance
- 12.3 Entire Agreement
- 12.4 Assignment
- 12.5 Parties in Interest
- 12.6 Amendment
- 12.7 Severability
- 12.8 Notices
- 12.9 Shareholder Capacity
- 12.10 Governing Law
- 12.11 Headings
- 12.12 Counterparts

SCHEDULE A

SCHEDULE B



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.2

EX 99.2
8-K Filed on 04/09/2004 – Period: 04/09/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

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Exhibit 99.2

[Coors Brewing Company letterhead]

April 9, 2004

Dear Fellow Employee:

As you no doubt have heard, Pete Coors plans to run for election to the U.S. Senate. A formal announcement is expected next week. I know this has received a great deal of media coverage and that it has raised some questions about what role he will play in the future at Coors Brewing Company. I want to directly address this with you and give you the following information:

- Pete plans to remain Chairman of the Boards of Adolph Coors Company and Coors Brewing Company throughout the campaign. This is not an employee position.
- Pete will continue to be one of the five Trustees of the Adolph Coors Jr. Trust, which holds the Company's Class A stock, and which has voting control of Adolph Coors Company.
- As a candidate for public office, Pete plans to go on an unpaid leave of absence as an executive employee during the campaign.
- Pete has reiterated the Coors' family commitment to the Company and the beer business. As you know, this is a commitment and relationship that goes back more than 130 years. Additionally, Coors family members other than Pete continue to be active in and committed to the business.

As I discussed just a few weeks ago at the distributor convention, the Coors leadership team is confident in our long-term vision and strategy, which is designed to help us become a top-five global brewer.

In fact, Pete particularly emphasized to me the regard and great confidence he has in our management team and our ability to achieve this vision and strategy.

I recognize that this recent news coverage may be creating some uncertainty, but I urge you to remain focused on the task at hand. We know what we have to do to succeed—driving our core brands, building and strengthening our partnerships, improving our efficiency and service, and fostering a winning culture—and we will continue to go out and do it each and every day.

The best way to respond to questions about our future is to continue building on our success. We are moving forward with purpose and confidence. I am certain that together we can achieve our goals.

Sincerely,

Leo Kiely
President and Chief Executive Officer

QuickLinks

Exhibit 99.2



COORS ADOLPH CO (RKY)

P.O. BOX 4030, MAIL #NH375
GOLDEN, CO 80401
303. 277.3271
http://www.coors.com/

EX-99.2

EX-99.2
8-K/A Filed on 08/04/2004 - Period: 07/21/2004
File Number 001-14829



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

VOTING AGREEMENT
(for Coors Stockholders)

This VOTING AGREEMENT (this "*Agreement*"), dated as of July 21, 2004, is entered into by and among Molson Inc., a corporation organized and existing under the laws of Canada ("*Molson*"), the individuals and other parties signatory hereto (each, a "*Stockholder*", and collectively, the "*Stockholders*") and Pentland Securities (1981) Inc. (the "*Molson Shareholder*").

WHEREAS, the Stockholders own the aggregate number of outstanding shares of Class A Common Stock, par value of $0.01 (voting) ("*Class A Common Stock*"), of Adolph Coors Company, a Delaware corporation ("*Coors*") set forth on Schedule A (the "*Class A Shares*") and the aggregate number of outstanding shares of Class B Common Stock, par value of $0.01 (non-voting), of Coors ("*Class B Common Stock*"; and together with the Class A Common Stock, "*Common Stock*") set forth on Schedule A (the "*Class B Shares*"; and together with the Class A Shares and any shares of Common Stock acquired by the Stockholders after the date hereof being collectively referred to herein as the "*Shares*");

WHEREAS, certain of the Stockholders have pledged certain of the Class B Shares (as described on Schedule A hereto) to Wells Fargo Bank, National Association on the terms and conditions set forth in (a) the Loan Agreement dated December 22, 2002, (b) the Security Agreement: Securities Account dated December 22, 2002 and (c) the other agreements and documents associated therewith and entered into pursuant thereto (collectively, the "*Class B Security Documents*");

WHEREAS, in consideration for Molson entering into a Combination Agreement, dated as of the date hereof (the "*Combination Agreement*"), with Coors and Coors Canada Inc. and agreeing to participate in a plan of arrangement involving, *inter alia*, Molson and Coors and the transactions and matters contemplated thereby, including, without limitation, as to certain governance matters (collectively, the "*Transactions*"), the parties hereto have entered into this Agreement to set out the terms on which the Stockholders undertake to take certain actions and to do certain things in respect of the Transactions; and

WHEREAS, Coors and the Molson Shareholder have entered into a separate Voting Agreement of even date herewith, in consideration, *inter alia*, for Molson and Coors entering into the Combination Agreement and agreeing to the Transactions, pursuant to which the Molson Shareholder undertakes to take certain actions and to do certain things in respect of the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. *Defined Terms.* Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Combination Agreement.

SECTION 2. *Representations and Warranties of Stockholder.* Each Stockholder hereby represents and warrants to Molson as follows:

2.1 *Title to the Shares.*

(a) Such Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Class A Common Stock and Class B Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Common Stock, or any other securities convertible into or exercisable for any shares of Common Stock owned beneficially or of record by such Stockholder (all collectively being "*Coors Securities*"). Except as expressly set forth in the Transaction Documents, (i) Such Stockholder has the exclusive power to dispose of such Shares and to vote such Shares on all matters submitted to holders of shares of the relevant

class of Common Stock; (ii) such Stockholder and its respective Affiliates do not have any rights of any nature to acquire any additional Coors Securities; and (iii) such Stockholder owns all of such Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Common Stock owned by them.

(b) Subject to the Class B Security Documents, such Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of Class B Shares set forth opposite the name of such Stockholder on Schedule A hereto. Subject to the Class B Security Documents, such Stockholder has the power to dispose of such Class B Shares and to vote such Class B Shares on all matters submitted to holders of shares of Class B Common Stock. Other than the Class B Security Documents and the limitations and restrictions therein, such Stockholder owns all of its Class B Shares free and clear of other security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such Class B Shares now owned by them.

2.2 *Organization.* Such Stockholder (if an entity) is duly organized, validly existing, and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 *Authority Relative to this Agreement.* Such Stockholder has the legal capacity (in the case of Stockholders that are natural persons), and all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder (in the case of Stockholders that are not natural persons). This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Molson and the Molson Shareholder, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) subject to general principles of equity.

2.4 *No Conflict.* The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder; (b) result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by–laws or analogous documents of such Stockholder (other than Stockholders that are natural persons) or any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder's property or assets.

SECTION 3. *Covenants of Stockholder.*

3.1 *Restriction on Transfer.*

(a) Each Stockholder hereby covenants and agrees that prior to the termination or expiration of this Agreement, except as otherwise specifically contemplated by this Agreement or as expressly required in order to consummate the Transactions, such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy or power of attorney or attorney–in–fact, deposit any Shares into a voting trust, enter into a voting trust agreement or, except as set forth in the Class B Security Documents with respect to the Class B Shares, create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares; *provided* that such Stockholder shall be entitled to sell, transfer or dispose of any Shares to, or grant any proxy to, deposit any Shares into a voting trust in favor of, enter into a voting trust agreement with, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, charge or other encumbrance of any nature whatsoever with respect to the Shares in favor of, any other Stockholder party hereto, in each case subject to the further condition that such other Stockholder shall be bound by the provisions hereof with respect to any such Shares in respect of which such other Stockholder acquires any rights pursuant to this proviso.

(b) Notwithstanding the foregoing, the Stockholders may, per written notice to Molson, transfer Shares to a "Stockholder Permitted Transferee", provided such transferee agrees in writing to be bound by the terms of this Agreement. For the purpose of this Agreement, a "Stockholder Permitted Transferee" means, with respect to any Shareholder:

(i) the Late Adolph Coors' lineal descendants (including adopted issue and issue born out of wedlock of any such individuals), any spouse of any such individual (including former spouses, widows and widowers), whether or not lawfully married and any of their respective estates;

(ii) any trust in which any one or more of the foregoing are the sole beneficiaries;

(iii) any corporation, limited liability company or partnership all of the shareholders, members or partners of which are one or more of the foregoing; and

(iv) any member of a Stockholder.

3.2 *Additional Shares.* Prior to the termination of this Agreement, each Stockholder will promptly notify Molson of the number of any new shares of Common Stock or any other Coors Securities acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall become "Shares" within the meaning of this Agreement.

3.3 *Nonsolicitation.* Prior to the termination of this Agreement, such Stockholder shall not, and shall not authorize, instruct, or knowingly permit any trustees, investment bankers, attorneys, accountants, consultants and other agents or advisors (collectively, "*Representatives*") of such Stockholder to, directly or indirectly, (i) solicit, encourage or initiate or knowingly facilitate any inquiry, proposal or offer with respect to any Acquisition Proposal or (ii) engage in any negotiations or discussions concerning, or furnish to any Person any non–public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or may be reasonably expected to lead to, any Acquisition Proposal. Without limiting the foregoing, such Stockholder shall be entitled to acquire at any time or from time to time additional shares of Common Stock in accordance with Section 3.2, and any

solicitations, inquiries, proposals, offers, negotiations, discussions or other actions in furtherance of any such acquisition shall be permitted hereunder.

3.4 *Notice.* If any Person makes an Acquisition Proposal or a proposal or inquiry or contacts any Stockholder relating to the acquisition of beneficial ownership of any Shares, such Stockholder will promptly notify Molson in writing of the identity of the Person and the material terms and conditions of such Acquisition Proposal or proposal, inquiry or contact. Such Stockholder shall keep Molson reasonably apprised of any material development with respect to such proposal. Such Stockholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated all existing discussions or negotiations, if any with any Persons, conducted heretofore with respect to, or that could reasonably be expected to lead to any Acquisition Proposal.

3.5 *Shareholder Rights.* Each Stockholder hereby irrevocably agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Coors or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Combination Agreement or the consummation of the Transactions.

SECTION 4. *Voting Agreement.*

4.1 *Voting Agreement.* Each Stockholder hereby agrees, severally and not jointly, that prior to the termination of this Agreement, at any meeting of the stockholders of Coors, however called, in any action by written consent of the stockholders of Coors, or in any other circumstances upon which such Stockholder's vote, consent or other approval is sought, such Stockholder shall vote the Shares owned beneficially or of record by such Stockholder:

(a) in favor of approval of the Transactions, as set forth in the Combination Agreement and the other Transaction Documents (including the Coors Charter Amendment and Coors Share Issuance);

(b) against any action or agreement that is or would be reasonably likely to result in any conditions to Coors's obligations under the Combination Agreement not being fulfilled or would result in or would reasonably be likely to result in a breach of any representation, warranty, covenant or agreement of Coors under the Combination Agreement;

(c) against any Acquisition Proposal;

(d) against any amendments to the certificate of incorporation or by–laws of Coors other than those expressly contemplated in the Combination Agreement; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay or postpone the Transactions, as contemplated by the Combination Agreement, including, without limitation, the Coors Charter Amendment and the Coors Share Issuance.

4.2 *Other Voting.* Each Stockholder shall vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of Coors in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

SECTION 5. *Representations and Warranties of Molson.* Molson hereby represents and warrants to the Stockholders as follows:

5.1 *Organization.* Molson is a corporation duly organized and validly existing under the laws of Canada.

5.2 *Authority Relative to this Agreement.* Molson has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Molson and the consummation by Molson of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Molson. This Agreement has been duly and validly executed and delivered by Molson and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of Molson, enforceable against Molson in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) subject to general principles of equity.

5.3 *No Conflict.* The execution and delivery of this Agreement by Molson does not, and the performance of this Agreement by Molson will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Molson, except for filings with the Canadian Securities Regulatory Authorities or the SEC of such reports under the Securities Laws as may be required in connection with this Agreement and the Transactions; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by–laws of Molson or any other material agreement to which such Molson is a party; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Molson or to Molson's property or assets.

SECTION 6. *Further Assurances.* Each party shall, at the reasonable request of the other party from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as such other party may request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. *Stop Transfer Order.* In furtherance of this Agreement and with respect to the Class A Shares, concurrently herewith each Stockholder shall and hereby does acknowledge and agree that Coors's transfer agent will be notified that there is a stop transfer order with respect to all Class A Shares (and that this Agreement places limits on the voting and transfer of the Class A Shares). Each Stockholder further agrees to cause Coors not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. *Certain Events.* Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Coors affecting Common Stock or other voting securities of Coors, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other voting securities issued to or acquired by a Stockholder.

SECTION 9. *No Termination or Closure of Trusts.* Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of the Combination Agreement in accordance with its terms.

SECTION 10. *Termination.* This Agreement shall automatically terminate and no party shall have any rights or obligations hereunder upon the first to occur of (a) the Effective Time and (b) the

termination of the Combination Agreement in accordance with its terms; *provided* that the provisions of Section 11 hereof shall survive any such termination.

SECTION 11. *Miscellaneous.*

11.1 *Expenses.* All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

11.2 *Specific Performance.* The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition and notwithstanding any prior agreement of the parties to the contrary, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any court of the United States located in the State of Delaware or of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a court of the United States located in the State of Delaware or the Court of Chancery of the State of Delaware.

11.3 *Entire Agreement.* This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

11.4 *Assignment.* Without the prior written consent of Molson, no Stockholder may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of Molson shall be null and void.

11.5 *Parties in Interest.* This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.6 *Amendment.* This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

11.7 *Severability.* If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

11.8 *Several Obligations.* The representations, warranties, covenants and agreements of a Stockholder shall be several and not joint with respect to other Stockholders. Without limiting the generality of the foregoing, under no circumstances shall any Stockholder have any liability or obligation with respect to any misrepresentation or breach of any covenant, duty or obligation of any other Stockholder.

11.9 *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next–day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.9):

if to Molson:

Molson Inc.
1555 Notre Dame Street East
4th Floor
Montreal, Quebec H2L 2R5
Attention: Marie Giguére
Telecopy No.: (514) 590–6332]

with copies to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Howard Chatzinoff, Esq.
Jeffrey Nadler, Esq.
Telecopy No.: (212) 310–8007

and

McCarthy Tétrault LLP
Le Windsor
1170 Peel Street
Montreal, Quebec H3B 4S8
Attention: Garth M. Girvan, Esq.
Telecopy No.: (416) 868–0673

if to the Stockholders, at their respective addresses set forth on Schedule A hereto, with a copy to:

Davis Graham & Stubbs LLP
1550 17th St., Suite 500
Denver, CO 80202
Attention: Jennings J. Newcom, Esq.
Telecopy No.: (303) 892–7400

if to the Molson Shareholder, at its addresses set forth on Schedule B hereto, with a copy to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
Montreal, Quebec H3A 3N9
Attention: Me Sylvain Cossette
Me Neil Kravitz
Telecopy No.: (514) 841–6499

11.10 *Stockholder Capacity.* No person executing this Agreement who is, or becomes during the term of this Agreement, a director or officer of Coors makes (or shall be deemed to have made) any agreement or understanding in this Agreement, including, without limitation, Sections 3.3 and 3.4, in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Stockholder signs this Agreement solely in his or her capacity as the beneficial owner of such Stockholder's Shares and nothing in this Agreement, including, without limitation, Sections 3.3 and 3.4, shall prevent or in any way limit such Stockholder from taking any action in his or her capacity as a director or officer of Coors. Notwithstanding the foregoing, nothing in this Section 11.10 shall prevent any Stockholder from performing his, her or its obligations under Sections 4.1 or 4.2.

11.11 *Governing Law.* This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11.12 *Headings.* The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.13 *Counterparts.* This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

MOLSON INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Chairman of the Board

STOCKHOLDERS:

ADOLPH COORS, JR. TRUST DATED SEPTEMBER 12, 1969

By: /s/ PETER H. COORS

Name: Peter H. Coors
Title: Trustee

KEYSTONE FINANCING LLC

By: /s/ WILLIAM K. COORS

Name: William K. Coors
Title: Manager

By: /s/ JEFFREY H. COORS

Name: Jeffrey H. Coors
Title: Manager

/s/ PETER H. COORS

Peter H. Coors

MOLSON SHAREHOLDER:

PENTLAND SECURITIES (1981) INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Senior Officer

SCHEDULE A

Name and Address of Stockholder	Number of Shares Owned
Adolph Coors, Jr. Trust dated September 12, 1969 Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277-3497	1,260,000 shares of Class A Common Stock 1,470,000 shares of Class B Common Stock
Keystone Financing LLC Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277-3497	9,252,994 shares of Class B Common Stock
Peter H. Coors Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277-3497	138,380 shares of Class B Common Stock

SCHEDULE B

Address of Molson Shareholder

Pentland Securities (1981) Inc.
c/o 1555 Notre Dame Street East
Montreal, Quebec H2L 2R5
Attention: Eric Molson
Telecopy No.: (514) 598-6866

QuickLinks

Exhibit 99.2
SECTION 1. Defined Terms.
SECTION 2. Representations and Warranties of Stockholder.
SECTION 3. Covenants of Stockholder.
SECTION 4. Voting Agreement.
SECTION 5. Representations and Warranties of Molson.
SECTION 6. Further Assurances.
SECTION 7. Stop Transfer Order.
SECTION 8. Certain Events.
SECTION 9. No Termination or Closure of Trusts.
SECTION 10. Termination.
SECTION 11. Miscellaneous.
SCHEDULE A
SCHEDULE B